(TRANSLATION)

SECURITIES REGISTRATION STATEMENT, AS AMENDED

PIMCO TOTAL RETURN FUND
(PIMCO FUNDS)

(2319)

(TRANSLATION)

SECURITIES REGISTRATION STATEMENT, AS AMENDED

To: Director-General of Kanto Local Finance Bureau

Filed as of December 14, 2001
as amended on December 19, 2001 and March 6, 2002

Name of Trust: PIMCO FUNDS

Name of Trustees:
Brent R. Harris
Chairman of Board of Trustees and Trustee

Address of Head Office:
840 Newport Center Drive, Suite 300
Newport Beach, California 92660, U.S.A.

Name of Attorney-in-fact:
Nagashima Ohno & Tsunematsu
Hidetaka Mihara, Attorney-at-law

Signature _____*(Signature)*_____   *(Seal)*

Address of Attorney-in-fact:
Nagashima Ohno & Tsunematsu
Kioicho Building,
3-12, Kioicho, Chiyoda-ku, Tokyo

Name of Person to Contact with:
Shinichi Araki, Attorney-at-law

Place to Contact with:
Same as the Address of the Attorney-in-fact

Telephone Number: 03-3288-7000

**Offering for Subscription Covered by
this Securities Registration Statement, as Amended**

Name of the Fund Concerning the Foreign Investment Trust Securities to be Offered for
Subscription:

PIMCO FUNDS - PIMCO Total Return Fund

Type and Amount of the Foreign Investment Trust Securities to be Offered for
Subscription:

Up to 300 million Administrative Class Shares.

Up to the total amount aggregating the amounts calculated by multiplying the respective net asset value per Administrative Class Share by the respective number of Administrative Class Shares in respect of 300 million Administrative Class Shares (The maximum amount expected to be sold is U.S.$3,318 million (Yen 405.1 billion)).

Note 1:   U.S.$ amount is translated into Japanese Yen at the rate of U.S.$l.00=Yen 122.10, the mean of the exchange rate quotations by The Bank of Tokyo-Mitsubishi, Ltd. for buying and selling spot dollars by telegraphic transfer against yen on October 31, 2001.

Note 2:   The maximum amount expected to be sold is an amount calculated by multiplying the net asset value per Administrative Class Share as of October 31, 2001 (U.S.$11.06) by 300 million Administrative Class Shares for convenience.

The Place(s) at Which Copies of
this Securities Registration Statement
Are Made Available for Public Inspection

Not Applicable

TABLE OF CONTENTS

Page

PART I INFORMATION CONCERNING SECURITIES……………………………..1

PART II INFORMATION CONCERNING ISSUER……………………………….7

    I.   DESCRIPTION OF THE FUND……………..……………………..7

    II.   OUTLINE OF THE TRUST……………………………………….71

    III.   OUTLINE OF THE OTHER RELATED COMPANIES……….……95

    IV.   FINANCIAL CONDITIONS OF THE FUND……..………………98

    V.   SUMMARY OF INFORMATION CONCERNING
          FOREIGN INVESTMENT FUND SECURITIES…………………219

    VI.   MISCELLANEOUS …………………………………………..220

I.PART I.   INFORMATION CONCERNING SECURITIES

1.   NAME OF FUND

     PIMCO FUNDS (hereinafter referred to as the "Trust")

     The Trust is an umbrella fund consisting of sub-funds, the sub-fund shares of which will be offered in Japan is the following:

     PIMCO Total Return Fund
     (hereinafter referred to as the "Fund").

2.   NATURE OF FOREIGN INVESTMENT FUND SECURITIES CERTIFICATES:
     Registered shares with par value of $0.0001 each

     The Trust consists of the following 48 sub-funds, and its shares are divided into at most 8 classes: Institutional Class, Administrative Class, Class A, Class B, Class C, Class D, Class J and Class K.

     1.   Money Market Fund
     2.   Short-Term Fund
     3.   Low Duration Fund
     4.   Low Duration Fund II
     5.   Low Duration Fund III
     6.   GNMA Fund
     7.   Moderate Duration Fund
     8.   Real Return Fund
     9.   Real Return Fund II
     10.   Real Return Asset Fund
     11.   Total Return Fund
     12.   Total Return Fund II
     13.   Total Return Fund III
     14.   Total Return Mortgage Fund
     15.   Investment Grade Corporate Bond Fund
     16.   High Yield Fund
     17.   Long-Term U.S. Government Fund
     18.   Long Duration Fund
     19.   Short Duration Municipal Income Fund
     20.   Municipal Bond Fund
     21.   California Intermediate Municipal Bond Fund
     22.   California Municipal Bond Fund
     23.   New York Municipal Bond Fund
     24.   Global Bond Fund

25.	Global Bond Fund II
26.	Foreign Bond Fund
27.	Emerging Markets Bond Fund
28.	Strategic Balanced Fund
29.	Convertible Fund
30.	European Convertible Fund
31.	Commercial Mortgage Securities Fund
32.	StocksPLUS Fund
33.	StocksPLUS Short Strategy Fund
34.	Short-Term Portfolio
35.	Short-Term Portfolio II
36.	U.S. Government Sector Portfolio
37.	U.S. Government Sector Portfolio II
38.	Mortgage Portfolio
39.	Mortgage Portfolio II
40.	Investment Grade Corporate Portfolio
41.	High Yield Portfolio
42.	Municipal Sector Portfolio
43.	International Portfolio
44.	Emerging Markets Portfolio
45.	Short-Term Emerging Markets Portfolio
46.	Real Return Portfolio
47.	Asset-Backed Securities Portfolio
48.	Asset-Backed Securities Portfolio II

In Japan, Administrative Class Shares (hereinafter referred to as the "Shares") of the following sub-fund are for public offering. No rating has been acquired.

PIMCO Total Return Fund

3. NUMBER OF SHARES TO BE OFFERED FOR SALE (IN JAPAN)

Up to 300 million Shares

4. TOTAL AMOUNT OF OFFERING PRICE:

Up to the total amount aggregating the amounts calculated by multiplying the respective net asset value per Share by the respective number of Shares in respect of 300 million Shares. (The maximum amount expected to be sold is U.S.$3,318 million (Yen 405.1 billion).)

Note 1: The maximum amount expected to be sold is the amount calculated, for convenience, by multiplying the net asset value per Share as of October 31, 2001 ($11.06) by the number of Shares to be offered (300 million). "U.S. $ " may be referred to hereafter as "$".

Note 2:   Dollar amount is translated for convenience at the rate of $1.00=Yen 122.10 (the mean of the exchange rate quotations by The Bank of Tokyo-Mitsubishi, Ltd. for buying and selling spot dollars by telegraphic transfer against yen on October 31, 2001). The same applies hereinafter.

Note 3:   In this Document, money amounts and percentages have been rounded. Therefore, there are cases in which the amount of the "total column" is not equal to the aggregate amount. Also, translation into yen is made simply by multiplying the corresponding amount by the conversion rate specified and rounded up or down when necessary. As a result, in this Document, there are cases in which Japanese yen figures for the same information differ from each other.

5.   ISSUE PRICE:

    The Net Asset Value per Share (denominated in U.S. dollars) next calculated on a Fund Business Day after each application for purchase is received by the Trust.

Note :   A "Fund Business Day" means a day on which the New York Stock Exchange is open for business.

6.   SALES CHARGE:

    No sales charge is payable at the time of application for purchase; provided that the investor shall pay a monthly sales charge (the "Sales Charge") equal to 0.15% of the net asset value per Share (determined on the last Fund Business Day in each month in respect of which the relevant dividend is calculated). The Sales Charge is deducted upon payment of the monthly dividend, and will be deducted for a period of at least 3 and up to 24 months, depending on the number of Shares to which the investor subscribes, beginning two months after the month in which the application for purchase is made, and thereafter as follows:-

Number of Shares applied per transaction	Rate of Sales Charge
Less than 100,000 Shares	0.15%×24 times=3.60%
Less than 500,000 Shares	0.15%×16 times=2.40%
Less than 1,000,000 Shares	0.15%×10 times=1.50%
Less than 5,000,000 Shares	0.15%×6 times=0.90%
5,000,00 Shares or more	0.15%×3 times=0.45%

*   If the request for redemption is made before all the Sales Charge as referred to in the above table are fully paid, then the unpaid Sales Charges, which were not previously paid out by setting off with the dividend, will be deducted from the redemption price, In such case, such unpaid Sales Charge will be calculated based on the net asset value per Share on the date of the relevant request for redemption (which is the last Fund

Business Day in the relevant month).

** If (i) no dividend is paid in any month or (ii) the amount of any dividend to be paid in any month is less than the amount of the Sales Charge payable with respect to such month, then the relevant Sales Charge with respect to such month shall not be paid in such month, but shall be payable in the next month.

7. MINIMUM AMOUNT OR NUMBER OF SHARES FOR SUBSCRIPTION:

The minimum amount for purchase of Shares is 100 Shares and in integral multiples of 10 Shares.

8.   PERIOD OF SUBSCRIPTION:

From: January 1, 2002 (Tuesday)
To: December 31, 2002 (Tuesday)

Provided that the subscription is handled only on a Fund Business Day and a business day in Japan.

9.   DEPOSIT FOR SUBSCRIPTION:

None.

10.   PLACE OF SUBSCRIPTION:

Nikko Cordial Securities Inc. (hereinafter referred to as " Nikko Cordial") at 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

Note: The subscription is handled at the head office and the branch offices in Japan of the above-mentioned securities company.

11.   DATE AND PLACE OF PAYMENT:

Investors shall pay the subscription amount in yen to Nikko Cordial on the third business day in Japan from the day (which is a business day in Japan) when Nikko Cordial receives confirmation from the Trust of the execution of the order (the "Trade Day") (see "Part II. Information Concerning Issuer, I. Description of the Fund, 3. Management Structure, (A) C. Sales, Repurchase and Custody" below.). Nikko Cordial shall pay such subscription amount in U.S. dollars to the Trust, or its designee, on the date in the U.S corresponding to the date in Japan Nikko Cordial receives the subscription amount from investors ("Payment Date") or such other time as may be required by laws of U.S.

12.   OUTLINE OF UNDERWRITING, ETC.:

(A)   Nikko Cordial undertakes to make a public offering of up to 300 million Shares in accordance with an agreement dated May 5, 2000 entered into with the Distributor in connection with the sale of the Shares in Japan.

(B)   During the subscription period, Nikko Cordial will forward the purchase orders and repurchase requests of the Shares received directly or indirectly through other handling securities companies (the "Handling Securities Companies") to the Distributor.

(C)   The Fund has appointed Nikko Cordial as the Agent JSDA Member in Japan.

Note: "The Agent JSDA Member" shall mean a financial institution which, under a contract made with a foreign issuer of investment securities, makes public the information concerning the net asset value per Share

5

and submits or forwards the financial reports or other documents to the Japan Securities Dealers Association ("JSDA") and other Handling Securities Companies rendering such other services.

13. MISCELLANEOUS:

(A)   Method of Subscription:

Investors who subscribe for Shares shall enter into an agreement with a Handling Securities Company concerning transactions of foreign securities. A Handling Securities Company shall provide to the investors a Contract Concerning a Foreign Securities Transactions Account ("Contract") and the investors submit to the Handling Securities Company an application for requesting the opening of a transactions account under the Contract. The subscription amount shall be paid in yen and the yen exchange rate shall be the exchange rate which shall be based on the foreign exchange rate quoted in the Tokyo Foreign Exchange Market on the Trade Day of each subscription and which shall be determined by such Handling Securities Company. Provided, however, that such subscription amount may be paid in dollars to the extent acceptable to the Handling Securities Company, such as by means of wire transfer through banks.

The subscription amount shall be paid in dollars to the Trust, or its designee, by Nikko Cordial on the Payment Date or such other time as may be required by laws of U.S.

(B)   Custody of Shares

In the interest of economy and convenience, certificates for shares will not be issued to investors in the U.S. To shareholders in Japan, the Trust shall issue a global certificate representing Shares of such Shareholders, and such global certificate shall be held in custody in the name of Nikko Cordial by the Custodian, the Distributor or any designated entity thereof; provided, however, that neither Nikko Cordial nor shareholders in Japan can withdraw the said global certificate or any part of it from the custody, or request the Trust to issue any certificate (in definitive form or otherwise) representing any Share. Shareholders in Japan shall be required to entrust the custody of their Shares with Nikko Cordial.

The matters concerning the receipt are in accordance with the Contract.

Upon purchase of Shares, investors shall be required to enter into an agreement with the Distributor concerning transactions of foreign securities in accordance with the Contract Concerning a Foreign Securities Transactions Account. In addition, their Shares should be taken for custody by the Distributor.

For the custody of Shares, investors shall be charged an account management fee (\3,000 per year; \7,200 per three-year lump sum payment) in accordance with the Contract Concerning a Foreign Securities Transactions Account (consumption tax shall be charged separately on such account management fee).

(C)   Expenses summary:

   Expenses are one of several factors to consider when investing. The following table summarizes an investor's maximum transaction costs from investing in Shares of the Fund and expenses incurred in respect of Shares in the most recent fiscal year.

Shareholder transaction expenses

     Sales load imposed on purchases(Notes)
     Redemption fee   None

Annual Fund operating expenses
(as a percentage of average net assets)

     Advisory fees   0.25%
     12b-1 (service) fees   0.25%
     Other expenses * 0.24%
     Total Fund operating expenses   0.74%

    *   Other expenses reflect an Administrative fee of 0.18% and interest expense. Total Fund operating expenses excluding interest expense is 0.68%. Interest expense is generally incurred as a result of investment management activities.

    The table is provided to help you understand the expenses of investing in Shares of the Fund and of your share of the operating expenses. The expenses shown in the table do not reflect the application of credits that reduce certain Fund expenses.
    (Note)   See 6. "Sales Charge" above.

PART II.   INFORMATION CONCERNING ISSUER

I.   DESCRIPTION OF THE FUND

1.   GENERAL INFORMATION

(A)   Outline of Laws Regulating the Fund in the Jurisdiction Where Established:

(1)   Name of the Fund:

PIMCO FUNDS (the "Trust")

The Trust is an umbrella fund consisting of sub-funds, the sub-fund shares of which will be offered in Japan is PIMCO Total Return Fund (the "Fund").

(2)   Form of the Fund

The Fund is a diversified series of the Trust, a Massachusetts business trust organized on February 19, 1987. The Trust was created under, and is subject to, the General Laws of the Commonwealth of Massachusetts. A Massachusetts business trust is an association organized by the execution and delivery of a declaration of trust, which establishes the rights and obligations of the trustees of the trust and the holders of its shares of beneficial interest. Unlike a corporation, which is a form of organization created through compliance with applicable state statutes, a Massachusetts business trust is created by agreement (i.e., the declaration of trust). While the General Laws of Massachusetts require that a Massachusetts business trust file its declaration of trust with the Commonwealth of Massachusetts, such filing is not a condition precedent to the existence of the trust. As such, the Fund is a contract type of investment fund. A copy of the Trust's Amended and Restated Declaration of Trust is on file with the Secretary of State of the Commonwealth of Massachusetts.

The Trust is an open-end management investment fund with an unlimited number of authorized shares of beneficial interest which may be divided without shareholder approval into two or more series or classes of shares having such preferences and special or relative rights and privileges as the Trustees of the Trust determine. The Trust's shares currently are divided into multiple series, one of which is this PIMCO Total Return Fund, and the Fund's shares are divided into eight classes. The Fund's Administrative Class shares are currently offered in Japan. On May 26, 1999, the Trust registered with the United States Securities and Exchange Commission (the "SEC") Class J shares and Class K shares for 15 of the Trust's series to be offered and sold solely in Japan. As of the date of this document, no Class J shares or Class K shares have been offered in Japan. The Fund also offers in the United States of America other classes of shares with different sales charges and expenses. Because of these different sales charges and expenses the investment performance of the classes will vary.

Each share has one vote, with fractional shares voting proportionally. Shares of all classes will vote together as a single class except when otherwise required by law or as determined by the Trustees. Shares are freely transferable, are entitled to dividends as declared by the Trustees, and, if the Fund were liquidated, would receive the net residual assets of the Fund. The Fund may suspend the sale of shares at any time and may refuse any order to purchase shares. Although the Fund is not required to hold annual meetings of its shareholders, shareholders holding at least 10% of the outstanding shares of the Trust have the right to call a meeting to consider the removal of a Trustee.

(3)   Governing Law

The Trust is registered with the SEC as an investment company and is therefore subject to regulation under the United States Investment Company Act of 1940, as amended (the "1940 Act"). The sale of the Fund's shares is subject to, among other things, the United States Securities Act of 1933, as amended (the "1933 Act"). The Fund also intends to qualify each year and elect to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended.

The following is a brief outline of certain of the principal statutes regulating the operations of the Fund in the U.S.:

   a.   Massachusetts General Laws, Chapter 182 - Voluntary Associations and Certain Trusts, which provides, *inter alia*, as follows:

   A copy of the Amended and Restated Declaration of Trust must be filed with the Secretary of State of the Commonwealth of Massachusetts. Any amendment of the Amended and Restated Declaration of Trust must be filed with the Secretary within thirty days after the adoption of such amendment.

   The Trust must annually file with the Secretary of State on or before June 1 a report providing the name of the Trust, its address, number of shares outstanding and the names and address of its trustees.

   Penalties may be assessed against the Trust for failure to comply with certain of the provisions of Chapter 182.

   b.   Investment Company Act of 1940

   The 1940 Act generally requires investment companies to register as such with the SEC, and to comply with a number of substantive regulations of their operations. The 1940 Act requires, among other things, that an investment company provide periodic reports to its shareholders, generally limits an investment company's ability to engage in transactions with its affiliates, and requires that the company's contract with its investment manager be approved by shareholders and the independent members of the investment company's governing board. The 1940 Act also imposes limits on the capital structure of an open-end investment company by effectively limiting the securities that such an investment company may issue to common shares and by restricting the investment company's ability to incur debt.

   c.   Securities Act of 1933

The 1933 Act regulates sales of securities unless the securities are exempt or excluded from regulation under that Act. The 1933 Act, among other things, imposes various registration requirements upon issuers of securities and provides for various liabilities for failures to comply with its provisions or in respect of other specified matters.

d.   Securities Exchange Act of 1934

The Securities Exchange Act of 1934, as amended (the "1934 Act"), regulates a variety of matters involving, among other things, the secondary trading of securities, periodic reporting by the issuers of securities, and certain of the activities of transfer agents, brokers, and dealers.

e.   The Internal Revenue Code

The Fund intends to qualify as a "regulated investment company" for U.S. federal income tax purposes, which will subject the Fund to restrictions applicable to the sources from which it derives its gross income, the diversification of its assets and the distribution of its investment company taxable income and tax exempt interest, and to meet all other requirements necessary for it to be relieved of U.S. federal taxes on income and gains it distributes to shareholders. Shareholders that are not exempt from taxation must pay tax on their distributions even if they reinvest their dividends in the Fund.

f.   Other Laws

The Fund is subject to the provisions of other laws, rules, and regulations applicable to the Fund or its operations, such as, for example, various state laws regarding the registration of the Fund's shares.

(B)   Outline of the Competent Authorities

Among the regulatory authorities having jurisdiction over the Trust or certain of its operations are the SEC, the Internal Revenue Service, and state regulatory agencies or authorities.

a.   The SEC has broad authority to oversee the application and enforcement of the federal securities laws, including the 1940 Act, the 1933 Act, and the 1934 Act, among others, to the Trust and the Fund. The 1940 Act provides the SEC with broad authority to inspect the records of investment companies, to exempt investment companies or certain practices from the provisions of the 1940 Act, and otherwise to enforce the provisions of the 1940 Act.

b.   The Internal Revenue Service has broad authority to administer and enforce the federal tax laws, including the authority to inspect the records of the Trust and the Fund to monitor compliance with applicable tax laws and regulations.

c.   State authorities have the authority to require the registration of investment company securities sold to their residents or within their jurisdictions and to regulate the activities of brokers, dealers, or other persons directly or indirectly engaged in related activities.

(C)   Objects and Basic Nature of the Fund:

The Fund, a diversified mutual fund, seeks to maximize total return, consistent with preservation of capital and prudent investment management. The Fund is not intended to be a complete investment program, and there is no assurance it will achieve its objective.

(D) History of the Fund:	
February 19, 1987:	Organization in the name of Pacific Investment Management Institutional Trust as a Massachusetts business trust issuing a single class of shares, (subsequently designated the "Institutional Class"). Adoption of Declaration of Trust
February 25, 1992:	Change of the name of the Trust to PIMCO Funds. Amendment of Declaration of Trust Amended and Restated Establishment and Designation of Total Return Portfolio as Total Return Fund
May 31, 1994:	Amended and Restated Establishment and Designation of Total Return Fund so as to establish and designate Class A (redesignated "Institutional Class") and Class B (redesignated "Administrative Class") shares.
August 27, 1996:	Amended and Restated Establishment and Designation of Total Return Fund so as to establish and designate three new classes of Shares, designated Class A, Class B and Class C shares.
February 24,1998:	Amended and Restated Establishment and Designation of Total Return Fund so as to establish and designate an additional class of shares, Class D shares.
July 22, 1998:	Commencement of public offering of the Administrative Class Shares of Total Return Fund in Japan.
May 26, 1999:	Amended and Restated Establishment and Designation of Total Return Fund so as to establish and designate Class J shares and Class K shares.

March 16, 2000:	Approval by Shareholders of Amended and Restated Declaration of Trust.
March 31, 2000:	Amended and Restated Declaration of Trust filed with the Secretary of State of the Commonwealth of Massachusetts.
May 31, 2000:	Amended and Restated Declaration of Trust filed with the Secretary of State of the Commonwealth of Massachusetts for a name change to a Series of the Trust.
September 9, 2000:	Amended and Restated Establishment and Designation of a new Series of the Trust.
June 1, 2001:	Amended and Restated Establishment and Designation of a new Series of the Trust.
August 27, 2001:	Amended and Restated Establishment and Designation of a new Series of the Trust.

(E)   Affiliated Companies of the Fund:

　　　Names and related business of the affiliated companies of the Fund are as follows:

(1)   Pacific Investment Management Company LLC (the "Administrator", the "Investment Advisor" the "Advisor" or "PIMCO") renders investment advisory and administrative services to the Fund.

(2)   State Street Bank and Trust Company (the "Custodian") acts as custodian.

(3)   PIMCO Funds Distributors LLC (the "Distributor") engages in providing distribution and marketing services to the Fund.

(4)   Nikko Cordial Securities Inc. ("Nikko Cordial", "Distributor in Japan" or "Agent JSDA Member") engages in forwarding the purchase or repurchase orders for the Shares in Japan and also acts as the agent JSDA member.

(5)   National Financial Data Services (the "Transfer Agent") acts as transfer agent and dividend disbursing agent.

Related parties to the Fund



Transfer Agent
National Financial Data Services
(Transfer Agent and distribution of dividends)
Transfer Agency Agreement
Trust
PIMCO Funds - PIMCO Total Return Fund ("Fund")
Trustees
(Amended and Restated Declaration of Trust)
Custody and Investment Accounting Agreement
Agent Securities Company Agreement
Distribution Contract
Administration Agreement and Investment Advisory Agreement
Distributor
PIMCO Funds Distributors LLC
(Distribution of Shares)
Custodian
State Street Bank and Trust Company
(Custody of Fund's assets)
Japanese Dealer Sales Contract
Distributor in Japan
Agent JSDA Member
Nikko Cordial Securities Inc.
(Agent JSDA Member and Distributor of Shares in Japan)
Administrator
Investment Advisor
Pacific Investment Management Company LLC
(Administrator and Investment Advisor of Fund and its assets)

2.   INVESTMENT POLICY

(A)   Basic Policy for Investment and Objects of Investment:

The investment objective and general investment policies of the Fund are described below. There can be no assurance that the investment objective of the Fund will be achieved. For temporary, defensive or emergency purposes, the Fund may invest without limit in U.S. debt securities, including short-term money market securities, when in the opinion of the Advisor it is appropriate to do so. It is impossible to predict for how long such alternative strategies will be utilized. The value of all securities and other instruments held by the Fund will vary from time to time in response to a wide variety of market factors. Consequently, the net asset value per share of the Fund will vary.

The investment objective of the Fund is fundamental and may not be changed without shareholder approval by vote of a majority of the outstanding shares of the Fund. If there is a change in the Fund's investment objective, including a change approved by a shareholder vote, shareholders should consider whether the Fund remains an appropriate investment in light of their then current financial position and needs.

Specific portfolio securities eligible for purchase by the Fund, investment techniques that may be used by the Fund, and the risks associated with these securities and techniques are described more fully below under "Summary of Principal Risks" and "Characteristics and Risks of Securities and Investment Techniques".

Total Return Fund Description

The investment objective of the Fund is to seek maximum total return, consistent with preservation of capital and prudent investment management. The Fund compares its performance to the Lehman Brothers Aggregate Bond Index.

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of the following types of securities, which may have a variety of maturities: securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises ("U.S. Government securities"); corporate debt securities of U.S. and non-U.S. issuers, including convertible securities and corporate commercial paper; mortgage-backed and other asset-backed securities; inflation-indexed bonds issued both by governments and corporations; structured notes, including hybrid or "indexed" securities, event-linked bonds, and loan participations; delayed funding loans and revolving credit facilities; bank certificates of deposit, fixed time deposits and bankers' acceptances; repurchase agreements and reverse repurchase agreements; debt securities issued by states or local governments and their agencies, authorities and other government-sponsored enterprises; obligations of non-U.S. governments or their subdivisions, agencies and government-sponsored enterprises; and obligations of international agencies or supranational entities. Fixed income securities may have fixed, variable, or floating rates of interest, including rates of interest that vary inversely at a multiple of a designated or floating rate, or that vary according to changes in relative values of currencies.

The average portfolio duration of the Fund will normally vary within a three- to six-year time frame based on the Advisor's forecast for interest rates. The Fund invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Services ("S&P") or, if unrated, determined by the Advisor to be of comparable quality. The Fund may invest up to 20% of its assets in securities denominated in currencies other than the U.S. dollar, and may invest beyond this limit in U.S. dollar-denominated securities of non-U.S. issuers. The Fund will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates.

The Fund may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Fund may lend its portfolio securities to brokers, dealers and other financial institutions to earn income. The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Fund consists of income earned on the Fund's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Management Policy of the Fund

The Investment Adviser of the Fund, Pacific Investment Management Company LLC (PIMCO), holds a one-week conference in May every year, where all investment professionals of PIMCO gather to exchange ideas and forecasted long-term economic trends. The issues, on which their forecast is based, may range from the major political issues in the world to the changes in population figures and in social structures. Based on PIMCO's economic outlook, they estimate interest rate and exchange rate and accordingly determine an outline of investment strategies. In addition, they adjust strategy plans, if necessary, when they change their estimated short-term inflation rate and GDP for six months to one year ahead, every quarter.

The Fund does not rely on a particular strategy but seeks stable profit by allocating risks on various types of instruments that are appropriate for investment. They do not unnecessarily extend funds' maturity dates, focus on bonds with good yield but without credit, nor biased on certain kinds of bonds. Their aim is to steadily perform well by devising duration, diversified investment, and yield curve management..

The size of the Fund is one of the biggests in the world. It invests in various types of instruments and seeks to diversify bond types, issuers and names. The Fund mainly invests in high-grade bonds of investment grades or higher. Since the inception of the Fund, September 1994, the average rating of the holdings of portofolio has been higher than AA, and more than 50% of holding has consisted of high quality names of AAA. The Fund's maximum exposure of high yield bonds whose credit ratings are BB or lower is less than 10%.

Duration

In managing fixed income securities, one of the principal tools generally used by the Advisor is "duration," which is a measure of the expected life of a fixed income security on a present value basis, incorporating a bond's yield, coupon interest payments, final maturity and call features. See "Description of Duration." Generally, when interest rates are falling, a portfolio with a shorter duration will not generate as high a level of total return as a portfolio with a longer duration. Conversely, when interest rates are rising, a portfolio with a shorter duration will generally outperform longer duration portfolios. When interest rates are flat, shorter duration portfolios generally will not generate as high a level of total return as longer duration portfolios (assuming that long-term interest rates are higher than short-term rates, which is commonly the case). With respect to the composition of any fixed income portfolio, the longer the duration of the portfolio, the greater the anticipated potential for total return, with, however, greater attendant market risk and price volatility than for a portfolio with a shorter duration. The market value of fixed income securities denominated in currencies other than the U.S. dollar also may be affected by movements in foreign currency exchange rates.

Summary of Principal Risks

The value of an investment in the Fund changes with the values of the Fund's investments. Many factors can affect those values. The factors that are most likely to have a material effect on a particular Fund's portfolio as a whole are called "principal risks." The principal risks of the Fund are summarized in this section.

Among the principal risks of investing in the Fund, which could adversely affect its net asset value, yield and total return, are:

Interest Rate Risk	Derivatives Risk	Currency Risk
Credit Risk	Liquidity Risk	Leveraging Risk
Market Risk	Mortgage Risk	Management Risk
Issuer Risk	Foreign (Non-U.S.) Investment Risk	

The Fund may be subject to additional principal risks and risks other than those described below because the types of investments made by the Fund can change over time. "Characteristics and Risks of Securities and Investment Techniques" includes more information about the Fund, its investments and the related risks. There is no guarantee that the Fund will be able to achieve its investment objective.

Interest Rate Risk. As interest rates rise, the value of fixed income securities in the Fund's portfolio are likely to decrease. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

Credit Risk. The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings.

Market Risk. The market price of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. Equity securities generally have greater price volatility than fixed income securities.

Issuer Risk. The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk. Liquidity risk exists when particular investments are difficult to purchase or sell. The Fund's investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price. Fund investments in foreign securities, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Derivatives Risk. The Fund may use derivatives, which are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. The various derivative instruments that the Fund may use are described in more detail under "Characteristics and Risks of Securities and Investment Techniques - Derivative Instruments". The Fund may typically use derivatives as a substitute for taking a position in the underlying asset and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate risk. The Fund may also use derivatives for leverage, in which case its use would involve leveraging risk (referred to below). The Fund's use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks described elsewhere in this section, such as liquidity risk, interest rate risk, market risk, credit risk and management risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund could lose more than the principal amount invested by investing in a derivative instrument. Also, suitable derivative transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial.

Mortgage Risk. When it purchases mortgage-related securities, the Fund is subject to certain additional risks. Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility if it holds mortgage-related securities. This is known as extension risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of the Fund because the Fund will have to reinvest that money at the lower prevailing interest rates.

Foreign (Non-U.S.) Investment Risk. The securities markets of many countries are relatively small, with a limited number of companies representing a small number of industries. Additionally, issuers of foreign securities are usually not subject to the same degree of regulation as U.S. issuers. Reporting, accounting and auditing standards of non-U.S. countries differ, in some cases significantly, from U.S. standards. Also, nationalization, expropriation or confiscatory taxation, currency blockage, political changes or diplomatic developments could adversely affect the Fund's investments in a country other than the U.S. In the event of nationalization, expropriation or other confiscation, the Fund could lose its entire investment in foreign securities. Adverse conditions in a certain region can adversely affect securities of other countries whose economies appear to be unrelated. To the extent that the Fund invests a significant portion of its assets in a concentrated geographic area like Eastern Europe or Asia, the Fund will generally have more exposure to regional economic risks associated with foreign investments.

Currency Risk. Funds that invest directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. Dollar, or, in the case of hedging positions, that the U.S. Dollar will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the U.S. or abroad. As a result, the Fund's investments in non-U.S. currency-denominated securities may reduce the returns of the Fund.

Leveraging Risk. The Fund may engage in transactions that give rise to a form of leverage. Such transactions may include, among others, reverse repurchase agreements, loans of portfolios securities, and the use of when-issued, delayed delivery or forward commitment transactions. The use of derivatives may also create leveraging risk. To mitigate leveraging risk, the Advisor will segregate liquid assets or otherwise cover the transactions that may give rise to such risk. The use of leverage may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements. Leverage, including borrowing, will cause the Fund to be more volatile than if the Fund had not been leveraged. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of a Fund's portfolio securities.

Management Risk. The Fund is subject to management risk because it is an actively managed investment portfolio. The Advisor and the portfolio manager will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

Characteristics and Risks of Securities and Investment Techniques

This section provides additional information about some of the principal investments and related risks of the Fund. It also describes characteristics and risks of additional securities and investment techniques that may be used by the Fund from time to time. Most of these securities and investment techniques are discretionary, which means that the Advisor can decide whether to use them or not. This document does not attempt to disclose all of the various types of securities and investment techniques that may be used by the Fund. As with any mutual fund, investors in the Fund rely on the professional investment judgment and skill of the Adviser and the portfolio manager.

Securities Selection

The Fund seeks maximum total return. The total return sought by the Fund consists of both income earned on the Fund's investments and capital appreciation, if any, arising from increases in the market value of the Fund's holdings. Capital appreciation of fixed income securities generally results from decreases in market interest rates or improving credit fundamentals for a particular market sector or security.

In selecting securities for the Fund, the Advisor develops an outlook for interest rates, foreign currency exchange rates and the economy; analyzes credit and call risks, and uses other security selection techniques. The proportion of the Fund's assets committed to investment in securities with particular characteristics (such as quality, sector, interest rate or maturity) varies based on the Advisor's outlook for the U.S. and other economies, the financial markets and other factors.

The Advisor attempts to identify areas of the bond market that are undervalued relative to the rest of the market. The Advisor identifies these areas by grouping bonds into the following sectors: money markets, governments, corporates, mortgages, asset-backed and international. Sophisticated proprietary software then assists in evaluating sectors and pricing specific securities. Once investment opportunities are identified, the Advisor will shift assets among sectors depending upon changes in relative valuations and credit spreads. There is no guarantee that the Advisor's security selection techniques will produce the desired results.

U.S. Government Securities

U.S. Government securities are obligations of, or guaranteed by, the U.S. Government, its agencies or government-sponsored enterprises. The U.S. Government does not guarantee the net asset value of the Fund's shares. Some U.S. Government securities, such as Treasury bills, notes and bonds, and securities guaranteed by the Government National Mortgage Association ("GNMA"), are supported by the full faith and credit of the United States; others, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the Federal National Mortgage Association ("FNMA"), are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; and still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. U.S. Government securities include securities that have no coupons, or have been stripped of their unmatured interest coupons, individual interest coupons from such securities that trade separately, and evidences of receipt of such securities. Such securities may pay no cash income, and are purchased at a deep discount from their value at maturity. Because interest on zero coupon securities is not distributed on a current basis but is, in effect, compounded, zero coupon securities tend to be subject to greater market risk than interest-paying securities of similar maturities. Custodial receipts issued in connection with so-called trademark zero coupon securities, such as CATs and TIGRs, are not issued by the U.S. Treasury, and are therefore not U.S. Government securities, although the underlying bond represented by such receipt is a debt obligation of the U.S. Treasury. Other zero coupon Treasury securities (STRIPs and CUBEs) are direct obligations of the U.S. Government.

Corporate Debt Securities

Corporate debt securities include corporate bonds, debentures, notes and other similar corporate debt instruments, including convertible securities. Debt securities may be acquired with warrants attached. Corporate income-producing securities may also include forms of preferred or preference stock. The rate of interest on a corporate debt security may be fixed, floating or variable, and may vary inversely with respect to a reference rate. See "Variable and Floating Rate Securities" below. The rate of return or return of principal on some debt obligations may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.

Investments in corporate debt securities that are rated below investment grade (rated below Baa (Moody's) or BBB (S&P)) are described as "speculative" both by Moody's and S&P. Such securities are sometimes referred to as "junk bonds," and may be subject to greater market fluctuations, less liquidity and greater risk of loss of income or principal, including a greater possibility of default or bankruptcy of the issuer of such securities, than are more highly rated debt securities. Moody's also describes securities rated Baa as having speculative characteristics. The Advisor seeks to minimize these risks through diversification, in-depth credit analysis and attention to current developments in interest rates and market conditions. See "Description of Securities Ratings." Investments in high yield securities are discussed separately below under "High Yield Securities ("Junk Bonds")."

Convertible and Equity Securities

The Fund may invest in convertible securities, which may offer higher income than the common stocks into which they are convertible. Typically, convertible securities are callable by the company, which may, in effect, force conversion before the holder would otherwise choose.

The convertible securities in which the Fund may invest consist of bonds, notes, debentures and preferred stocks which may be converted or exchanged at a stated or determinable exchange ratio into underlying shares of common stock. The Fund may be required to permit the issuer of a convertible security to redeem the security, convert it into the underlying common stock, or sell it to a third party. Thus, the Fund may not be able to control whether the issuer of a convertible security chooses to convert that security. If the issuer chooses to do so, this action could have an adverse effect on the Fund's ability to achieve its investment objectives.

While the Fund intends to invest primarily in fixed income securities, it may invest in convertible securities or equity securities. While some countries or companies may be regarded as favorable investments, pure fixed income opportunities may be unattractive or limited due to insufficient supply, legal or technical restrictions. In such cases, the Fund may consider equity securities or convertible bonds to gain exposure to such investments.

Equity securities generally have greater price volatility than fixed income securities. The market price of equity securities owned by the Fund may go up or down, sometimes rapidly or unpredictably. Equity securities may decline in value due to factors affecting equity securities markets generally or particular industries represented in those markets. The value of an equity security may also decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Loan Participations and Assignments

The Fund may invest in fixed- and floating-rate loans arranged through private negotiations between an issuer of debt instruments and one or more financial institutions ("lenders"). Generally, the Fund's investments in loans are expected to take the form of loan participations and assignments of portions of loans from third parties.

Large loans to corporations or governments may be shared or syndicated among several lenders, usually banks. The Fund may participate in such syndicates, or can buy part of a loan, becoming a direct lender. Participations and assignments involve special types of risk, including limited marketability and the risks of being a lender. See "Illiquid Securities" for a discussion of the limits on the Fund's investments in loan participations and assignments with limited marketability. If the Fund purchases a participation, it may only be able to enforce its rights through the lender, and may assume the credit risk of the lender in addition to the borrower. In assignments, the Fund's rights against the borrower may be more limited than those held by the original lender.

Delayed Funding Loans and Revolving Credit Facilities

The Fund may also enter into, or acquire participations in, delayed funding loans and revolving credit facilities. Delayed funding loans and revolving credit facilities are borrowing arrangements in which the lender agrees to make loans up to a maximum amount upon demand by the borrower during a specified term. A revolving credit facility differs from a delayed funding loan in that as the borrower repays the loan, an amount equal to the repayment may be borrowed again during the term of the revolving credit facility. These commitments may have the effect of requiring the Fund to increase its investment in a company at a time when it might not otherwise decide to do so (including at a time when the company's financial condition makes it unlikely that such amounts will be repaid).

The Fund may acquire a participation interest in delayed funding loans or revolving credit facilities from a bank or other financial institution. See "Loan Participations and Assignments." The terms of the participation require the Fund to make a pro rata share of all loans extended to the borrower and entitles the Fund to a pro rata share of all payments made by the borrower. Delayed funding loans and revolving credit facilities usually provide for floating or variable rates of interest. To the extent that the Fund is committed to advance additional funds, it will at all times segregate assets, determined to be liquid by the Advisor in accordance with procedures established by the Board of Trustees, in an amount sufficient to meet such commitments.

Variable and Floating Rate Securities

Variable and floating rate securities provide for a periodic adjustment in the interest rate paid on the obligations. The terms of such obligations must provide that interest rates are adjusted periodically based upon an interest rate adjustment index as provided in the respective obligations. The adjustment intervals may be regular, and range from daily up to annually, or may be event based, such as based on a change in the prime rate.

The Fund may invest in floating rate debt instruments ("floaters") and engage in credit spread trades. The interest rate on a floater is a variable rate which is tied to another interest rate, such as a money-market index or Treasury bill rate. The interest rate on a floater resets periodically, typically every six months. While, because of the interest rate reset feature, floaters provide the Fund with a certain degree of protection against rises in interest rates, the Fund will participate in any declines in interest rates as well. A credit spread trade is an investment position relating to a difference in the prices or interest rates of two securities or currencies, where the value of the investment position is determined by movements in the difference between the prices or interest rates, as the case may be, of the respective securities or currencies.

The Fund may also invest in inverse floating rate debt instruments ("inverse floaters"). The interest rate on an inverse floater resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floating rate security may exhibit greater price volatility than a fixed rate obligation of similar credit quality. The Fund has adopted a policy under which the Fund will invest no more than 5% of its net assets in any combination of inverse floater, interest only ("IO"), or principal only ("PO") securities. See "Mortgage-Related and Other Asset-Backed Securities" for a discussion of IOs and POs.

Inflation-Indexed Bonds

Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted according to the rate of inflation. Two structures are common. The U.S. Treasury and some other issuers use a structure that secures inflation into the principal value of the bond. Most other issuers pay out the CPI accruals ("CPI" means "consumer price index") as part of a semi-annual coupon.

Inflation-indexed securities issued by the U.S. Treasury have maturities of five, ten or thirty years, although it is possible that securities with other maturities will be issued in the future. The securities will pay interest on a semi-annual basis, equal to a fixed percentage of the inflation-adjusted principal amount. For example, if an investor purchased an inflation-indexed bond with a par value of $1,000 and a 3% real rate of return coupon (payable 1.5% semi-annually), and inflation over the first six months were 1%, the mid-year par value of the bond would be $1,010 and the first semi-annual interest payment would be $15.15 ($1,010 times 1.5%). If inflation during the second half of the year resulted in the whole years' inflation equaling 3%, the end-of-year par value of the bond would be $1,030 and the second semi-annual interest payment would be $15.45 ($1,030 times 1.5%).

If the periodic adjustment rate measuring inflation falls, the principal value of inflation-indexed bonds will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of U.S. Treasury inflation-indexed bonds, even during a period of deflation. However, the current market value of the bonds is not guaranteed, and will fluctuate. The Fund may also invest in other inflation related bonds which may or may not provide a similar guarantee. If such a guarantee of principal is not provided, the adjusted principal value of the bond repaid at maturity may be less than the original principal.

The value of inflation-indexed bonds is expected to change in response to changes in real interest rates. Real interest rates in turn are tied to the relationship between nominal interest rates and the rate of inflation. Therefore, if inflation were to rise at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation-indexed bonds. In contrast, if nominal interest rates increased at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-indexed bonds.

While these securities are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to a decline in value. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these securities may not be protected to the extent that the increase is not reflected in the bond's inflation measure.

The periodic adjustment of U.S. inflation-indexed bonds is tied to the Consumer Price Index for Urban Consumers ("CPI-U"), which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI-U is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy. Inflation-indexed bonds issued by a foreign government are generally adjusted to reflect a comparable inflation index, calculated by that government. There can be no assurance that the CPI-U or any other inflation index will accurately measure the real rate of inflation in the prices of goods and services. Moreover, there can be no assurance that the rate of inflation in another country will be correlated to the rate of inflation in the United States.

Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

Mortgage-Related and Other Asset-Backed Securities

The Fund may invest all of its assets in mortgage- or other asset-backed securities. The value of some mortgage- or asset-backed securities in which the Fund invests may be particularly sensitive to changes in prevailing interest rates, and, like the other investments of the Fund, the ability of the Fund to successfully utilize these instruments may depend in part upon the ability of the Advisor to forecast interest rates and other economic factors correctly.

Mortgage-Pass-Through Securities are securities representing interests in "pools" of mortgage loans secured by residential or commercial real property in which payments of both interest and principal on the securities are generally made monthly, in effect "passing through" monthly payments made by the individual borrowers on the mortgage loans which underlie the securities (net of fees paid to the issuer or guarantor of the securities). Early repayment of principal on some mortgage-related securities (arising from prepayments of principal due to sale of the underlying property, refinancing, or foreclosure, net of fees and costs which may be incurred) may expose the Fund to a lower rate of return upon reinvestment of principal. Also, if a security subject to prepayment has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Like other fixed income securities, when interest rates rise, the value of a mortgage-related security generally will decline; however, when interest rates are declining, the value of mortgage-related securities with prepayment features may not increase as much as other fixed income securities. The rate of prepayments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may have the effect of shortening or extending the effective maturity of the security beyond what was anticipated at the time of purchase. To the extent that unanticipated rates of prepayment on underlying mortgages increase the effective maturity of a mortgage-related security, the volatility of such security can be expected to increase.

Payment of principal and interest on some mortgage pass-through securities (but not the market value of the securities themselves) may be guaranteed by the full faith and credit of the U.S. Government (in the case of securities guaranteed by GNMA); or guaranteed by agencies or instrumentalities of the U.S. Government (in the case of securities guaranteed by FNMA or the Federal Home Loan Mortgage Corporation ("FHLMC"), which are supported only by the discretionary authority of the U.S. Government to purchase the agency's obligations). Mortgage-related securities created by non-governmental issuers (such as commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers) may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities, private insurers or the mortgage poolers.

Collateralized Mortgage Obligations ("CMOs") are hybrid mortgage-related instruments. Interest and pre-paid principal on a CMO are paid, in most cases, on a monthly basis. CMOs may be collateralized by whole mortgage loans but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC, or FNMA. CMOs are structured into multiple classes, with each class bearing a different stated maturity. Monthly payments of principal, including prepayments, are first returned to investors holding the shortest maturity class; investors holding the longer maturity classes receive principal only after the first class has been retired. CMOs that are issued or guaranteed by the U.S. Government or by any of its agencies or instrumentalities will be considered U.S. Government securities by the Fund, while other CMOs, even if collateralized by U.S. Government securities, will have the same status as other privately issued securities for purposes of applying the

Fund's diversification tests.

Commercial Mortgage-Backed Securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. The market for commercial mortgage-backed securities developed more recently and in terms of total outstanding principal amount of issues is relatively small compared to the market for residential single-family mortgage-backed securities. Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage-related or asset-backed securities.

Mortgage-Related Securities include securities other than those described above that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property, such as mortgage dollar rolls (see "Reverse Repurchase Agreements, Dollar Rolls, and Borrowings"), CMO residuals or stripped mortgage-backed securities ("SMBS"), and may be structured in classes with rights to receive varying proportions of principal and interest.

A common type of SMBS will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive most of the interest and the remainder of the principal. In the most extreme case, one class will receive all of the interest (the interest-only, or "IO" class), while the other class will receive all of the principal (the principal-only, or "PO" class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the Fund's yield to maturity from these securities. The Fund has adopted a policy under which the Fund will invest no more than 5% of its net assets in any combination of IO, PO, or inverse floater securities. The Fund may invest in other asset-backed securities that have been offered to investors.

Repurchase Agreements

For the purpose of achieving income, the Fund may enter into repurchase agreements, which entail the purchase of a portfolio-eligible security from a bank or broker-dealer that agrees to repurchase the security at the Fund's cost plus interest within a specified time (normally one day). If the party agreeing to repurchase should default, as a result of bankruptcy or otherwise, the Fund will seek to sell the securities which it holds, which action could involve procedural costs or delays in addition to a loss on the securities if their value should fall below their repurchase price. The Fund will invest no more than 15% of its net assets (taken at current market value) in repurchase agreements maturing in more than seven days.

Reverse Repurchase Agreements, Dollar Rolls, and Borrowings

A reverse repurchase agreement involves the sale of a security by the Fund and its agreement to repurchase the instrument at a specified time and price. Under a reverse repurchase agreement, the Fund continues to receive any principal and interest payments on the underlying security during the term of the agreement. The Fund generally will segregate assets determined to be liquid by the Advisor in accordance with procedures established by the Board of Trustees to cover its obligations under reverse repurchase agreements and, to this extent, a reverse repurchase agreement (or economically similar transaction) will not be considered a "senior security" subject to the 300% asset coverage requirements otherwise applicable to borrowings by the Fund.

The Fund may enter into dollar rolls, in which the Fund sells mortgage-backed or other securities for delivery in the current month and simultaneously contracts to purchase substantially similar securities on a specified future date. In the case of dollar rolls involving mortgage-backed securities, the mortgage-backed securities that are purchased will be of the same type and will have the same interest rate as those sold, but will be supported by different pools of mortgages. The Fund forgoes principal and interest paid during the roll period on the securities sold in a dollar roll, but the Fund is compensated by the difference between the current sales price and the lower price for the future purchase as well as by any interest earned on the proceeds of the securities sold. The Fund also could be compensated through the receipt of fee income equivalent to a lower forward price. The Fund will segregate assets determined to be liquid by the Advisor in accordance with procedures established by the Board of Trustees to cover its obligations under dollar rolls.

To the extent that positions in reverse repurchase agreements, dollar rolls or similar transactions are not covered through the maintenance of segregated liquid assets at least equal to the amount of any forward purchase commitment, such transactions would be subject to the Fund's limitations on borrowings, which would restrict the aggregate of such transactions (plus any other borrowings) to 33 1/3% of the Fund's total assets. The Fund may borrow money to the extent permitted under the 1940 Act. This means that, in general, the Fund may borrow money from banks for any purpose on a secured basis in an amount up to 1/3 of the Fund's total assets. The Fund may also borrow money for temporary administrative purposes on an unsecured basis in an amount not to exceed 5% of the Fund's total assets.

Loans of Portfolio Securities

For the purpose of achieving income, the Fund may lend its portfolio securities to brokers, dealers, and other financial institutions, provided:

(i)   the loan is secured continuously by collateral consisting of U.S. Government securities, cash or cash equivalents (negotiable certificates of deposit, bankers' acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal to the current market value of the securities loaned;

(ii)   the Fund may at any time call the loan and obtain the return of the securities loaned;

(iii)   the Fund will receive any interest or dividends paid on the loaned securities; and

(iv) the aggregate market value of securities loaned will not at any time exceed 33 1/3% of the total assets of the Fund.

The Fund's performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of either interest, through investment of cash collateral by the Fund in permissible investments, or a fee, if the collateral is U.S. Government securities. Securities lending involves the risk of loss of rights in the collateral or delay in recovery of the collateral should the borrower fail to return the security loaned or become insolvent. The Fund may pay lending fees to the party arranging the loan.

When-Issued, Delayed Delivery and Forward Commitment Transactions

The Fund may purchase or sell securities on a when-issued, delayed delivery, or forward commitment basis. These transactions involve a commitment by the Fund to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place more than seven days in the future, or after a period longer than the customary settlement period for that type of security. When such purchases are outstanding, the Fund will segregate until the settlement date, assets determined to be liquid by the Advisor in accordance with procedures established by the Board of Trustees, in an amount sufficient to meet the purchase price. Typically, no income accrues on securities the Fund has committed to purchase prior to the time delivery of the securities is made, although the Fund may earn income on securities it has segregated.

When purchasing a security on a when-issued, delayed delivery, or forward commitment basis, the Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations, and takes such fluctuations into account when determining its net asset value. Because the Fund is not required to pay for the security until the delivery date, these risks are in addition to the risks associated with the Fund's other investments. If the Fund remains substantially fully invested at a time when when-issued, delayed delivery, or forward commitment purchases are outstanding, the purchases may result in a form of leverage.

When the Fund has sold a security on a when-issued, delayed delivery, or forward commitment basis, the Fund does not participate in future gains or losses with respect to the security. If the other party to a transaction fails to deliver or pay for the securities, the Fund could miss a favorable price or yield opportunity or could suffer a loss. The Fund may dispose of or renegotiate a transaction after it is entered into, and may sell when-issued, delayed delivery or forward commitment securities before they are delivered, which may result in a capital gain or loss. There is no percentage limitation on the extent to which the Fund may purchase or sell securities on a when-issued, delayed delivery, or forward commitment basis.

Short Sales

The Fund may from time to time effect short sales as part of its overall portfolio management strategies, including the use of derivative instruments, or to offset potential declines in value of long positions in similar securities as those sold short. A short sale is a transaction in which the Fund sells a security it does not own at the time of the sale in anticipation that the market price of that security will decline. To the extent that the Fund engages in short sales, it must maintain asset coverage in the form of segregated assets determined to be liquid by the Advisor in accordance with procedures established by the Board of Trustees, or otherwise cover its position in a permissible manner.

Foreign (Non-U.S.) Securities

The Fund may invest directly in fixed income securities issued by foreign companies and governments of foreign countries. The Fund may invest up to 20% of its assets in securities denominated in currencies other than the U.S. dollar, and may invest beyond this limit in U.S. dollar- denominated securities of non-U.S. issuers. The Fund may invest up to 10% of its assets in securities of issuers based in a country that is defined as an emerging or developing economy by any of the following: the International Bank for Reconstruction and Development (i.e., the World Bank), including its various offshoots, such as the International Finance Corporation, or the United Nations or its authorities.

Investing in the securities of issuers in any non-U.S. country involves special risks and considerations not typically associated with investing in U.S. companies. Shareholders should consider carefully the substantial risks involved in investing in securities issued by companies and governments of foreign nations. These risks include: differences in accounting, auditing and financial reporting standards; generally higher commission rates on non-U.S. portfolio transactions; the possibility of nationalization, expropriation or confiscatory taxation; adverse changes in investment or exchange control regulations (which may include suspension of the ability to transfer currency from a country); and political instability which could affect U.S. investments in non-U.S. countries. Individual non-U.S. economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions. The securities markets, values of securities, yields and risks associated with securities markets in different countries may change independently of each other. Additionally, non-U.S. securities and dividends and interest payable on those securities may be subject to non-U.S. taxes, including taxes withheld from payments on those securities. Non-U.S. securities often trade with less frequency and volume than U.S. securities and therefore may exhibit greater price volatility. Additional costs associated with an investment in non-U.S. securities may include higher custodial fees than apply to U.S. custodial arrangements and transaction costs of non-U.S. currency conversions. Changes in foreign exchange rates also will affect the value of securities denominated or quoted in currencies other than the U.S. dollar.

The Fund may invest up to 10% of its assets in securities of issuers based in countries with developing (or "emerging market") economies. Investing in emerging market securities imposes risks different from, or greater than risks of investing in U.S. or in non-U.S. developed countries. These risks include: smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investments; and possible restrictions on repatriation of investment income and capital. In addition, investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continues to have, negative effects on the economies and securities markets of certain emerging market countries.

Additional risks of investing in emerging market countries may include: greater social, economic and political uncertainty and instability (including the risk of war); more substantial governmental involvement in the economy; less governmental supervision and regulation of the securities markets and participants in those markets; unavailability of currency hedging techniques in certain emerging market countries; the fact that companies in emerging market countries may be newly organized and may be smaller and less seasoned companies; the difference in, or lack of, auditing and financial reporting standards, which may result in unavailability of material information about issuers; and less developed legal systems.

Emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or delay in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

The Fund may invest in Brady Bonds, which are securities created through the exchange of existing commercial bank loans to sovereign entities for new obligations in connection with debt restructurings under a debt restructuring plan introduced by former U.S. Secretary of the Treasury, Nicholas F. Brady. Brady Bonds may be collateralized or uncollateralized, are issued in various currencies (but primarily the U.S. dollar), and are actively traded in the over-the-counter secondary market. Brady Bonds are not considered to be U.S. Government securities. In light of the residual risk of Brady Bonds and, among other factors, the history of defaults with respect to commercial bank loans by public and private entities in countries issuing Brady Bonds, investments in Brady Bonds may be viewed as speculative. There can be no assurance that Brady Bonds acquired by the Fund will not be subject to restructuring arrangements or to requests for new credit, which may cause the Fund to suffer a loss of interest or principal on any of its holdings.

Investment in sovereign debt can involve a high degree of risk. The governmental entity that controls the repayment of sovereign debt may not be able or willing to repay the principal and/or interest when due in accordance with the terms of the debt. A governmental entity's willingness or ability to repay principal and interest due in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the governmental entity's policy toward the International Monetary Fund, and the political constraints to which a governmental entity may be subject. Governmental entities may also depend on expected disbursements from foreign governments multilateral agencies and others to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on a governmental entity's implementation of economic reforms and/or economic performance and the timely service of such debtor's obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties' commitments to lend funds to the governmental entity, which may further impair such debtor's ability or willingness to service its debts in a timely manner. Consequently, governmental entities may default on their sovereign debt. Holders of sovereign debt (including the Fund) may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. There is no bankruptcy proceeding by which sovereign debt on which governmental entities have defaulted may be collected in whole or in part.

The Fund's investments in non-U.S. dollar denominated debt obligations and hedging activities will likely produce a difference between its book income and its taxable income. This difference may cause a portion of the Fund's income distributions to constitute returns of capital for tax purposes or require the Fund to make distributions exceeding book income to qualify as a regulated investment company for U.S. federal tax purposes.

Foreign Currency Transactions

Foreign currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or perceived changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention (or the failure to intervene) by U.S. or foreign governments or central banks, by currency controls or political developments in the U.S. or abroad. For example, uncertainty surrounds the introduction of the euro (a common currency unit for the European Union) and the effect it may have on the value of European currencies as well as securities denominated in local European currencies. These and other currencies in which the Fund's assets are denominated may be devalued against the U.S. dollar, resulting in a loss to the Fund.

The Fund may buy and sell foreign currencies on a spot and forward basis to reduce the risks of adverse changes in foreign exchange rates. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. By entering into a forward foreign currency exchange contract, the Fund "locks in" the exchange rate between the currency it will deliver and the currency it will receive for the duration of the contract. As a result, the Fund reduces its exposure to changes in the value of the currency it will deliver and increases its exposure to changes in the value of the currency it will exchange into. The effect on the value of the Fund is similar to selling securities denominated in one currency and purchasing securities denominated in another. Contracts to sell foreign currency would limit any potential gain which might be realized by the Fund if the value of the hedged currency increases. The Fund may enter into these contracts for the purpose of hedging against foreign exchange risk arising from the Fund's investment or anticipated investment in securities denominated in non-U.S. currencies. The Fund also may enter into these contracts for purposes of increasing exposure to a non-U.S. currency or to shift exposure to non-U.S. currency fluctuations from one country to another. The Fund may use one currency (or a basket of currencies) to hedge against adverse changes in the value of another currency (or a basket of currencies) when exchange rates between the two currencies are positively correlated. The Fund will segregate assets determined to be liquid by the Advisor in accordance with procedures established by the Board of Trustees to cover its obligations under forward non-U.S. currency exchange contracts entered into for non-hedging purposes.

The Fund may invest in options on non-U.S. currencies and non-U.S. currency futures and options thereon. The Fund also may invest in non-U.S. currency exchange-related securities, such as non-U.S. currency warrants and other instruments whose return is linked to non-U.S. currency exchange rates. The Fund will use these techniques to hedge at least 75% of its exposure to non-U.S. currency. For a description of these instruments, see "Derivative Instruments" below.

High Yield Securities ("Junk Bonds")

The Fund may invest up to 10% of its assets in fixed income securities rated lower than Baa by Moody's or lower than BBB by S&P but rated at least B by Moody's or S&P (or, if not rated, of comparable quality). Securities rated lower than Baa by Moody's or lower than BBB by S&P are sometimes referred to as "high yield" or "junk" bonds. Securities rated Baa are considered by Moody's to have some speculative characteristics. Investors should consider the following risks associated with high yield securities before investing in the Fund.

Investing in high yield securities involves special risks in addition to the risks associated with investments in higher rated fixed income securities. High yield securities may be regarded as predominately speculative with respect to the issuer's continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers of high yield securities may be more complex than for issuers of higher quality debt securities, and the ability of the Fund to achieve its investment objective may, to the extent of its investments in high yield securities, be more dependent upon such creditworthiness analysis than would be the case if the Fund were investing in higher quality securities.

High yield securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than higher grade securities. The prices of high yield securities have been found to be less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in high yield security prices because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities. If the issuer of high yield securities defaults, the Fund may incur additional expenses to seek recovery. In the case of high yield securities structured as zero coupon or payment-in-kind securities, the market prices of such securities are affected to a greater extent by interest rate changes, and therefore tend to be more volatile than securities which pay interest periodically and in cash.

The secondary markets on which high yield securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading markets could adversely affect and cause large fluctuations in the daily net asset value of the Fund's shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield securities, especially in a thinly traded market.

The use of credit ratings as the sole method of evaluating high yield securities can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of high yield securities. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was last rated. The Advisor does not rely solely on credit ratings when selecting securities for the Fund, and develops its own independent analysis of issuer credit quality. If a credit rating agency changes the rating of a portfolio security held by the Fund, the Fund may retain the portfolio security if the Advisor deems it in the best interest of shareholders.

Derivative Instruments

The Fund may purchase and write call and put options on securities, swap agreements, securities indexes and non-U.S. currencies, and enter into futures contracts and use options on futures contracts as further described below. The Fund also may enter into swap agreements with respect to non-U.S. currencies, interest rates, and securities indexes. The Fund may use these techniques to hedge against changes in interest rates, foreign currency exchange rates or securities prices or as part of its overall investment strategies. The Fund may also purchase and sell options relating to non-U.S. currencies for purposes of increasing exposure to a non-U.S. currency or to shift exposure to non-U.S. currency fluctuations from one country to another. The Fund will segregate assets determined to be liquid by the Advisor in accordance with procedures established by the Board of Trustees (or, as permitted by applicable regulation, enter into certain offsetting positions) to cover its obligations under options, futures, and swaps to limit leveraging of the Fund.

Derivative instruments are considered for these purposes to consist of securities or other instruments whose value is derived from or related to the value of some other instrument or asset, and not to include those securities whose payment of principal and/or interest depends upon cash flows from underlying assets, such as mortgage-related or asset-backed securities. The Fund may invest some or all of its assets in derivative instruments. The value of some derivative instruments in which the Fund invests may be particularly sensitive to changes in prevailing interest rates, and, like the other investments of the Fund, the ability of the Fund to successfully utilize these instruments may depend in part upon the ability of the Advisor to forecast interest rates and other economic factors correctly. If the Advisor incorrectly forecasts such factors and has taken positions in derivative instruments contrary to prevailing market trends, the Fund could be exposed to the risk of loss.

The Fund might not employ any of the strategies described below, and no assurance can be given that any strategy used will succeed. If the Advisor incorrectly forecasts interest rates, market values or other economic factors in utilizing a derivatives strategy for the Fund, the Fund might have been in a better position if it had not entered into the transaction at all. Also, suitable derivative instruments may not be available in all circumstances. The use of these strategies involves certain special risks, including a possible imperfect correlation, or even no correlation, between price movements of derivative instruments and price movements of related investments. While some strategies involving derivative instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in related investments, or due to the possible inability of the Fund to purchase or sell a portfolio security at a time that otherwise would be favorable for it to do so, or the possible need for the Fund to sell a portfolio security at a disadvantageous time, because the Fund is required to maintain asset coverage or offsetting positions in connection with transactions in derivative instruments, and the possible inability of the Fund to close out or to liquidate its derivatives positions. In addition, the Fund's use of such instruments may cause the Fund to realize higher amounts of short-term capital gains (generally taxed at ordinary income tax rates) than if it had not used such instruments.

Options on Securities, Swap Agreements, Securities Indexes, and Currencies. The Fund may purchase put options on securities, swap agreements and indexes. One purpose of purchasing put options is to protect holdings in an underlying or related security against a substantial decline in market value. The Fund may also purchase call options on securities, swap agreements and indexes. One purpose of purchasing call options is to protect against substantial increases in prices of securities the Fund intends to purchase pending its ability to invest in such securities in an orderly manner. An option on a security (or index) is a contract that gives the holder of the option, in return for a premium, the right to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option the security underlying the option (or the cash value of the index) at a specified exercise price at any time during the term of the option. The writer of an option on a security has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price or to pay the exercise price upon delivery of the underlying security. Upon exercise, the writer of an option on an index is obligated to pay the difference between the cash value of the index and the exercise price multiplied by the specified multiplier for the index option. An index is designed to reflect specified facets of a particular financial or securities market, a specific group of financial instruments or securities, or certain economic indicators.

The Fund may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid on the put or call option which is sold. The Fund may write a call or put option only if the option is "covered" by the Fund holding a position in the underlying securities or by other means which would permit immediate satisfaction of the Fund's obligation as writer of the option. Prior to exercise or expiration, an option may be closed out by an offsetting purchase or sale of an option of the same series.

The Fund may write covered straddles consisting of a combination of a call and a put written on the same underlying security. A straddle will be covered when sufficient assets are deposited to meet the Fund's immediate obligations. The Fund may use the same liquid assets to cover both the call and put options where the exercise price of the call and put are the same, or the exercise price of the call is higher than that of the put. In such cases, the Fund will also segregate liquid assets equivalent to the amount, if any, by which the put is "in the money."

The purchase and writing of options involves certain risks. During the option period, the covered call writer has, in return for the premium on the option, given up the opportunity to profit from a price increase in the underlying security above the exercise price, but, as long as its obligation as a writer continues, has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. If a put or call option purchased by the Fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. Furthermore, if trading restrictions or suspensions are imposed on the options markets, the Fund may be unable to close out a position.

The Fund may buy or sell put and call options on non-U.S. currencies. Currency options traded on U.S. or other exchanges may be subject to position limits which may limit the ability of the Fund to reduce non-U.S. currency risk using such options. Over-the-counter options differ from traded options in that they are two-party contracts, with price and other terms negotiated between buyer and seller, and generally do not have as much market liquidity as exchange-traded options. The Fund may be required to treat as illiquid over-the-counter options purchased and securities being used to cover certain written over-the-counter options.

Swap Agreements. The Fund may enter into interest rate, index, credit, equity and currency exchange rate swap agreements. The Fund may also enter into options on swap agreements ("swap options"). These transactions would be entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost to the Fund than if the Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate, or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates fall below a specified level, or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels. A swap option is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time or specified terms. The Fund may write (sell) and purchase put and call swap options.

Most swap agreements entered into by the Fund calculate the obligations of the parties to the agreement on a "net basis." Consequently, the Fund's current obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The Fund's current obligations under a swap agreement will be accrued daily (offset against amounts owed to the Fund), and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the segregation of assets determined to be liquid by the Advisor in accordance with procedures established by the Board of Trustees, to limit any potential leveraging of the Fund's portfolio. Obligations under swap agreements so covered will not be construed to be "senior securities" for purposes of the Fund's investment restriction concerning senior securities. The Fund will not enter into a swap agreement with any single party if the net amount owed or to be received under existing contracts with that party would exceed 5% of the Fund's assets.

Whether the Fund's use of swap agreements or swap options will be successful in furthering its investment objective will depend on the Advisor's ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments. Because they are two-party contracts and because they may have terms of greater than seven days, swap agreements may be considered to be illiquid investments. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. The Fund will enter into swap agreements only with counterparties that meet certain standards for creditworthiness (generally, such counterparties would have to be eligible counterparties under the terms of the Fund's repurchase agreement guidelines). Certain restrictions imposed on the Fund by the U.S. Internal Revenue Code may limit the Fund's ability to use swap agreements. The swaps market is a relatively new market and is largely unregulated. It is possible that developments in the swaps market, including potential government regulation, could adversely affect the Fund's ability to terminate existing swap agreements or to realize amounts to be received under such agreements.

Depending on the terms of the particular option agreement, the Fund will generally incur a greater degree of risk when it writes a swap option than it will incur when it purchases a swap option. When the Fund purchases a swap option, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. However, when the Fund writes a swap option, upon exercise of the option the Fund will become obligated according to the terms of the underlying agreement.

Futures Contracts and Options on Futures Contracts. The Fund may invest in interest rate futures contracts and options thereon ("futures options"), and to the extent it may invest in non-U.S. dollar currency-denominated securities, may also invest in non-U.S. currency futures contracts and options thereon.

There are several risks associated with the use of futures and futures options for hedging purposes. There can be no guarantee that there will be a correlation between price movements in the hedging vehicle and in the portfolio securities being hedged. An incorrect correlation could result in a loss on both the hedged securities in the Fund and the hedging vehicle, so that the portfolio return might have been greater had hedging not been attempted. There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract or a futures option position. Most futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single day; once the daily limit has been reached on a particular contract, no trades may be made that day at a price beyond that limit. In addition, certain of these instruments are relatively new and without a significant trading history. As a result, there is no assurance that an active secondary market will develop or continue to exist. Lack of a liquid market for any reason may prevent the Fund from liquidating an unfavorable position, and the Fund would remain obligated to meet margin requirements until the position is closed.

The Fund may write covered straddles consisting of a call and a put written on the same underlying futures contract. A straddle will be covered when sufficient assets are deposited to meet the Fund's immediate obligations. The Fund may use the same liquid assets to cover both the call and put options where the exercise price of the call and put are the same, or the exercise price of the call is higher than that of the put. In such cases, the Fund will also segregate liquid assets equivalent to the amount, if any, by which the put is "in the money."

The Fund will only enter into futures contracts or futures options which are standardized and traded on a U.S. or non-U.S. exchange or board of trade, or similar entity, or quoted on an automated quotation system. The Fund will use financial futures contracts and related options only for "bona fide hedging" purposes, as such term is defined in applicable regulations of the U.S. Commodity Futures Trading Commission ("CFTC") or, with respect to positions in financial futures and related options that do not qualify as "bona fide hedging" positions, will enter such positions only to the extent that aggregate initial margin deposits plus premiums paid by it for open futures option positions, less the amount by which any such positions are "in-the-money," would not exceed 5% of the Fund's net assets.

Hybrid Instruments

A hybrid instrument can combine the characteristics of securities, futures, and options. For example, the principal amount or interest rate of a hybrid could be tied (positively or negatively) to the price of some commodity, currency or securities index or another interest rate (each a "benchmark"). The interest rate or (unlike most fixed income securities) the principal amount payable at maturity of a hybrid security may be increased or decreased, depending on changes in the value of the benchmark.

Hybrids can be used as an efficient means of pursuing a variety of investment goals, including currency hedging, duration management, and increased total return. Hybrids may not bear interest or pay dividends. The value of a hybrid or its interest rate may be a multiple of a benchmark and, as a result, may be leveraged and move (up or down) more steeply and rapidly than the benchmark. These benchmarks may be sensitive to economic and political events, such as commodity shortages and currency devaluations, which cannot be readily foreseen by the purchaser of a hybrid. Under certain conditions, the redemption value of a hybrid could be zero. Thus, an investment in a hybrid may entail significant market risks that are not associated with a similar investment in a traditional, U.S. dollar-denominated bond that has a fixed principal amount and pays a fixed rate or floating rate of interest. The purchase of hybrids also exposes the Fund to the credit risk of the issuer of the hybrids. These risks may cause significant fluctuations in the net asset value of the Fund. Accordingly, the Fund will invest no more than 5% of its assets in hybrid instruments.

Certain issuers of structured products such as hybrid instruments may be deemed to be investment companies as defined in the 1940 Act. As a result, the Fund's investments in these products will be subject to limits applicable to investments in investment companies and may be subject to restrictions contained in the 1940 Act.

Event-Linked Bonds

The Fund may invest in "event-linked bonds." Event-linked bonds are fixed income securities, for which the return of principal and payment of interest is contingent on the non-occurrence of a specific "trigger" event, such as a hurricane, earthquake or other physical or weather-related phenomenon. They may be issued by government agencies, insurance companies, reinsurers, special purpose corporations or other entities. Some event-linked bonds are commonly referred to as "catastrophe bonds". If a trigger event causes losses exceeding a specific amount in the geographic region and time period specified in a bond, the Fund may lose a portion or all of its principal invested in the bond. If no trigger event occurs, the Fund will recover its principal plus interest. For some event-linked bonds, the trigger event or losses may be based on companywide losses, index portfolio losses, industry indexes, or readings of scientific instruments rather than specified actual losses. Often the event-linked bonds provide for extensions of maturity that are mandatory, or optional at the discretion of the issuer, in order to process and audit loss claims in those cases where a trigger event has, or possibly has, occurred. In addition to the specified trigger events, event-linked bonds may also expose the Fund to certain unanticipated risks including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations, and adverse tax consequences.

Event-linked bonds are a relatively new type of financial instrument. As such, there is no significant trading history of these securities, and there can be no assurance that a liquid market in these instruments will develop. Lack of a liquid market may impose the risk of higher transaction costs and the possibility that the Fund may be forced to liquidate positions when it would not be advantageous to do so. Event-linked bonds are typically rated, and the Fund will only invest in event-linked bonds that meet the credit quality requirements for the Fund.

Investment in Investment Companies

The Fund may invest up to 10% of its assets in securities of other investment companies, such as closed-end management investment companies, or in pooled accounts or other investment vehicles. As a shareholder of an investment company, the Fund may indirectly bear service and other fees which are in addition to the fees the Fund pays its service providers.

Subject to the restrictions and limitations of the 1940 Act, the Fund may, in the future, elect to pursue its investment objective by investing in one or more underlying investment vehicles or companies that have substantially similar investment objectives, policies and limitations as the Fund.

Portfolio Turnover

The length of time the Fund has held a particular security is not generally a consideration in investment decisions. The investment policies of the Fund may lead to frequent changes in the Fund's investments, particularly in periods of volatile market movements. A change in the securities held by the Fund is known as "portfolio turnover." High portfolio turnover (e.g., over 100%) involves correspondingly greater expenses to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities. Such sales may result in realization of taxable capital gains.

Illiquid Securities

The Fund may invest up to 15% of its net assets in illiquid securities. Certain illiquid securities may require pricing at fair value as determined in good faith under the supervision of the Board of Trustees. The Advisor may be subject to significant delays in disposing of illiquid securities, and transactions in illiquid securities may entail registration expenses and other transaction costs that are higher than transactions in liquid securities. The term "illiquid securities" for this purpose means securities that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities. Illiquid securities are considered to include, among other things, written over-the-counter options, securities or other liquid assets being used as cover for such options, repurchase agreements with maturities in excess of seven days, certain loan participation interests, fixed time deposits which are not subject to prepayment or provide for withdrawal penalties upon prepayment (other than overnight deposits), securities that are subject to legal or contractual restrictions on resale (such as privately placed debt securities) and other securities whose disposition is restricted under the federal securities laws (other than securities issued pursuant to Rule 144A under the 1933 Act and certain commercial paper that the Advisor has determined to be liquid under procedures approved by the Board of Trustees).

Illiquid securities may include privately placed securities, which are sold directly to a small number of investors, usually institutions. Unlike public offerings, such securities are not registered under the U.S. federal securities laws. Although certain of these securities may be readily sold, for example, under Rule 144A, others may be illiquid, and their sale may involve substantial delays and additional costs.

Temporary Defensive Strategies

For temporary or defensive purposes, the Fund may invest without limit in U.S. debt securities, including short-term money market securities, when the Advisor deems it appropriate to do so. When the Fund engages in such strategies, it may not achieve its investment objective.

Percentage Investment Limitations

Unless otherwise stated, all percentage limitations on Fund investments will apply at the time of investment. The Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment.

Other Investments and Techniques

The Fund may invest in other types of securities and use a variety of investment techniques and strategies which are not described herein. These securities and techniques may subject the Fund to additional risks.

Description of Duration

Duration is a measure of the expected life of a fixed income security that was developed as a more precise alternative to the concept of "term to maturity." Traditionally, a fixed income security's "term to maturity" has been used as a proxy for the sensitivity of the security's price to changes in interest rates (which is the "interest rate risk" or "volatility" of the security). However, "term to maturity" measures only the time until a fixed income security provides its final payment, taking no account of the pattern of the security's payments prior to maturity. In contrast, duration incorporates a bond's yield, coupon interest payments, final maturity and call features into one measure. Duration management is one of the fundamental tools used by the Advisor.

Duration is a measure of the expected life of a fixed income security on a present value basis. Duration takes the length of the time intervals between the present time and the time that the interest and principal payments are scheduled or, in the case of a callable bond, expected to be received, and weights them by the present values of the cash to be received at each future point in time. For any fixed income security with interest payments occurring prior to the payment of principal, duration is always less than maturity. In general, all other things being equal, the lower the stated or coupon rate of interest of a fixed income security, the longer the duration of the security; conversely, the higher the stated or coupon rate of interest of a fixed income security, the shorter the duration of the security.

Futures, options and options on futures have durations which, in general, are closely related to the duration of the securities which underlie them. Holding long futures or call option positions (backed by a segregated account of cash and cash equivalents) will lengthen the Fund's duration by approximately the same amount that holding an equivalent amount of the underlying securities would.

Short futures or put option positions have durations roughly equal to the negative duration of the securities that underlie these positions, and have the effect of reducing portfolio duration by approximately the same amount that selling an equivalent amount of the underlying securities would.

There are some situations where even the standard duration calculation does not properly reflect the interest rate exposure of a security. For example, floating and variable rate securities often have final maturities of ten or more years; however, their interest rate exposure corresponds to the frequency of the coupon reset. For inflation-indexed bonds, duration is calculated on the basis of modified real duration, which measures price changes of inflation-indexed bonds on the basis of changes in real, rather than nominal, interest rates. Another example where the interest rate exposure is not properly captured by duration is the case of mortgage pass-through securities. The stated final maturity of such securities is generally 30 years, but current prepayment rates are more critical in determining the securities' interest rate exposure. Finally, the duration of a fixed income security may vary over time in response to changes in interest rates and other market factors. In these and other similar situations, the Advisor will use more sophisticated analytical techniques that incorporate the anticipated economic life of a security into the determination of its interest rate exposure.

Description of Securities Ratings

The Fund's investments may range in quality from securities rated in the lowest category in which the Fund is permitted to invest to securities rated in the highest category (as rated by Moody's or S&P or, if unrated, determined by the Advisor to be of comparable quality). The percentage of the Fund's assets invested in securities in a particular rating category will vary. Following is a description of Moody's and S&P's ratings applicable to fixed income securities.

Moody's Investors Service, Inc.

Corporate and Municipal Bond Ratings

Aaa: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present that make the long-term risks appear somewhat larger than with Aaa securities.

A: Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa: Bonds which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba: Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds which are rated B generally lack characteristics of a desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C: Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody's applies numerical modifiers, 1, 2, and 3 in each generic rating classified from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Corporate Short-Term Debt Ratings

Moody's short-term debt ratings are opinions of the ability of issuers to repay punctually senior debt obligations which have an original maturity not exceeding one year. Obligations relying upon support mechanisms such as letters of credit and bonds of indemnity are excluded unless explicitly rated.

Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:

PRIME-1: Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structure with moderate reliance on debt and ample asset protection; broad margins in earnings coverage of fixed financial charges and high internal cash generation; and well-established access to a range of financial markets and assured sources of alternate liquidity.

PRIME-2: Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

PRIME-3: Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

NOT PRIME: Issuers rated Not Prime do not fall within any of the Prime rating categories.

Standard & Poor's Ratings Services

Corporate and Municipal Bond Ratings

Investment Grade

AAA: Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

AA: Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

A: Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB: Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions, or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher-rated categories.

Speculative Grade

Debt rated BB, B, CCC, CC, and C is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions.

BB: Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating.

B: Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.

CCC: Debt rated CCC has a currently identifiable vulnerability to default and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating.

CC: The rating CC is typically applied to debt subordinated to senior debt that is assigned an actual or implied CCC rating.

C: The rating C is typically applied to debt subordinated to senior debt that is assigned an actual or implied CCC- debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

CI: The rating CI is reserved for income bonds on which no interest is being paid.

D: Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The D rating will also be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

Plus (+) or Minus (-): The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

r: The "r" is attached to highlight derivative, hybrid, and certain other obligations that S&P believes may experience high volatility or high variability in expected returns due to non-credit risks. Examples of such obligations are: securities whose principal or interest return is indexed to equities, commodities, or currencies; certain swaps and options; and interest only and principal only mortgage securities.

The absence of an "r" symbol should not be taken as an indication that an obligation will exhibit no volatility or variability in total return.

N.R.: Not rated.

Debt obligations of issuers outside the United States and its territories are rated on the same basis as domestic corporate and municipal issues. The ratings measure the creditworthiness of the obligor but do not take into account currency exchange and related uncertainties.

Commercial Paper Rating Definitions

An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into several categories, ranging from A for the highest quality obligations to D for the lowest. These categories are as follows:

A-1: This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2: Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated A-1.

A-3: Issues carrying this designation have adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

B: Issues rated B are regarded as having only speculative capacity for timely payment.

C: This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

D: Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.

A commercial paper rating is not a recommendation to purchase, sell or hold a security inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to S&P by the issuer or obtained from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in or unavailability of such information.

(B)   Restrictions of Investment:

The Fund's investment objective as set forth under "Investment Objective and Policies," and the investment restrictions set forth below are fundamental policies of the Fund and may not be changed with respect to the Fund without shareholder approval by vote of a majority of the outstanding shares of the Fund. Under these restrictions:

(1)   the Fund may not concentrate its investments in a particular industry, as that term is used in the Investment Company Act of 1940, as amended, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time;

(2)   the Fund may not, with respect to 75% of the Fund's total assets, purchase the securities of any issuer, except securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, if, as a result (i) more than 5% of the Fund's total assets would be invested in the securities of that issuer, or (ii) the Fund would hold more than 10% of the outstanding voting securities of that issuer;

(3)   the Fund may not purchase or sell real estate, although it may purchase securities secured by real estate or interests therein, or securities issued by companies which invest in real estate or interests therein;

(4)   the Fund may not purchase or sell commodities or commodities contracts or oil, gas or mineral programs. This restriction shall not prohibit the Fund, subject to restrictions described in the prospectus filed in the U.S. and in the statement of additional information relating thereto, from purchasing, selling or entering into futures contracts, options on futures contracts, foreign currency forward contracts, foreign currency options, or any interest rate, securities-related or foreign currency-related hedging instrument, including swap agreements and other derivative instruments, subject to compliance with any applicable provisions of the federal securities or commodities laws;

(5)   the Fund may borrow money or issue any senior security, only as permitted under the Investment Company Act of 1940, as amended, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time;

(6)   the Fund may make loans only as permitted under the Investment Company Act of 1940, as amended, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time;

(7)   the Fund may not act as an underwriter of securities of other issuers, except to the extent that in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under the federal securities laws; or

(8)   Notwithstanding any other fundamental investment policy or limitation, it is a fundamental policy of the Fund that it may pursue its investment objective by investing in one or more underlying investment companies or vehicles that have substantially similar investment objectives, policies and limitations as the Fund.

        To the extent the Fund covers its commitment under a reverse repurchase agreement (or economically similar transaction) by the maintenance of segregated assets determined to be liquid in accordance with procedures adopted by the Trustees, equal in value to the amount of the Fund's commitment to repurchase, such an agreement will not be considered a "senior security" by the Fund and therefore will not be subject to the asset coverage requirements of the 1940 Act otherwise applicable to borrowing by the Fund.

        The Fund interprets its policies with respect to borrowing and lending to permit such activities as may be lawful for the Fund, to the full extent permitted by the 1940 Act or by exemption from the provisions therefrom pursuant to exemptive order of the SEC. The Fund is included in an application seeking an order from the SEC to permit the Fund and the other sub-funds of the Trust to enter into transactions among themselves with respect to the investment of daily cash balances of the Fund in shares of the PIMCO Money Market Fund and the PIMCO Short-Term Bond Fund (the "Central Funds"), sub-funds of the Trust, as well as the use of daily excess cash balances of the Central Funds in inter-fund lending transactions with the Fund and the other sub-funds for temporary cash management purposes. The interest paid by the Fund in such an arrangement will be less than that otherwise payable for an overnight loan, and will be in excess of the overnight rate the Central Funds could otherwise earn as lenders in such a transaction.

        The Fund is also subject to non-fundamental restrictions and policies (which may be changed without shareholder approval) relating to the investment of its assets and activities.

        Unless otherwise indicated, all limitations applicable to Fund investments (as stated above and in the prospectus filed in the U.S. and in the statement of additional information relating thereto) apply only at the time a transaction is entered into. Any subsequent change in a rating assigned by any rating service to a security (or, if unrated, deemed to be of comparable quality), or change in the percentage of Fund assets invested in certain securities or other instruments, or change in the average duration of the Fund's investment portfolio, resulting from market fluctuations or other changes in the Fund's total assets will not require the Fund to dispose of an investment until the Advisor determines that it is practicable to sell or close out the investment without undue market or tax consequences to the Fund. In the event that ratings services assign different ratings to the same security, the Advisor will determine which rating it believes best reflects the security's quality and risk at that time, which may be the higher of the several assigned ratings.

Investment Restriction Pursuant to Japanese Regulations

In addition, the Fund will, so long as the Shares are being offered for subscription by the Fund in Japan, comply with the following standards of selection under Article 26 of the "Rules Concerning Transactions of Foreign Securities" of the Japan Securities Dealers Association;

1.   The Trust will not sell the Shares in Japan except through PIMCO Funds Distributors LLC.

2.   The Trust has appointed, and will maintain the appointment of, a bank or trust company as the place for safe-keeping of its assets in connection with the Fund.

3.   The Tokyo District Court shall have the jurisdiction over any and all litigation related to transactions in any class of shares of the Fund acquired by Japanese investors as required by Article 26, Item 4 of the Rules Concerning Transactions of Foreign Securities of the Japan Securities Dealers Association.

4.   The Fund may not make short sales of securities or maintain a short position for the account of the Fund unless the total current value of the securities being the subject of the short sales or the short position is equal to or less than the net asset value of the Fund.

5.   The Fund may not borrow money in excess of 10% of the value (taken at the lower of cost or current value) of its total assets (not including the amount borrowed) at the time the borrowing is made, except for extraordinary or emergency purposes, such as in the case of a merger, amalgamation or the like.

6.   The Fund may not acquire more than 50% of the outstanding voting securities of any issuer, if aggregated with the portion of holding in such securities by any and all other mutual funds managed by Pacific Investment Management Company LLC.

7.   The Fund may not invest more than 15% of its total assets in voting securities privately placed, mortgage securities or unlisted voting securities which cannot be readily disposed of. This restriction shall not be applicable to securities determined by Pacific Investment Management Company LLC to be liquid and for which a market price (including a dealer quotation) is generally obtainable or determinable.

8.   None of the portfolio securities of the Fund may be purchased from or sold or loaned to any Trustee of the Trust, Pacific Investment Management Company LLC, acting as investment adviser of the Trust, or any affiliate thereof or any of their directors, officers or employees, or any major shareholder thereof (meaning a shareholder who holds to the actual knowledge of Pacific Investment Management Company LLC, on his own account whether in his own or other name (as well as a nominee's name), 10% or more of the total issued outstanding shares of such a company) acting as principal or for their own account unless the transaction is made within the investment restrictions set forth in the Fund's prospectus and statement of additional information and either (i) at a price determined by current publicly available quotations (including a dealer quotation) or (ii) at competitive prices or interest rates prevailing from time to time on internationally recognized securities markets or internationally recognized money markets (including a dealer quotation).

All percentage limitations on investments will apply at the time of the making of an investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment. If any violation of the foregoing investment restrictions occurs, the Trust will, promptly after discovery of the violation, take such action as may be necessary to cause the violation to cease, which shall be the only obligation of the Trust and the only remedy in respect of the violation.

If any of the foregoing standards shall, at any time when the Shares are being offered for subscription by the Trust in Japan or thereafter, no longer be required in accordance with the standards of the Japanese Securities Dealers Association, then such standards shall no longer apply.

(C)   Distribution Method:

Shares begin earning dividends on the effective date of purchase, which shall be the payment date on which the subscription amount of the relevant Shares is received by the Trust. Dividends are declared daily from net investment income to shareholders of record at the close of the previous business day, and distributed to shareholders monthly. Any net realized capital gains from the sale of portfolio securities will be distributed no less frequently than once yearly. Dividend and capital gain distributions of the Fund will be reinvested in additional Shares unless the shareholder elects to have them paid in cash, though shareholders in Japan may only elect to receive them in cash. The dividend may, in certain circumstances, be set off with a Sales Charge, and is closely connected to the terms of the subscription and repurchase; the details thereof are set out in "3. Management Structure, (A) C. Sales, Repurchase and Custody, (1) b. Sales in Japan and (2) b. Repurchase in Japan" below.

(D) Others:

Morningstar, a leading independent servicer for evaluating mutual funds in the U.S., evaluates certain mutual funds advised by PIMCO, including the Administrative Class Shares of the Fund.

3.   MANAGEMENT STRUCTURE

(A)   Outline of Management of Assets, etc.:

A.   Valuation of assets:

        The net asset value ("NAV") of Shares of the Fund is determined by dividing the total value of the Fund's portfolio investments and other assets attributable to Administrative Class Shares of the Fund, less any liabilities, by the total number of shares outstanding of that class.

        For purpose of calculating NAV, portfolio securities and other assets for which market quotes are readily available are stated at market value. Market value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services. Certain securities or investments for which daily market quotations are not readily available may be valued, pursuant to guidelines established by the Board of Trustees, with reference to other securities or indices. Short-term investments having a maturity of 60 days or less are generally valued at amortized cost. Exchange traded options, futures and options on futures are valued at the settlement price determined by the exchange. Other securities for which market quotes are not readily available are valued at fair value as determined in good faith by the Board of Trustees or persons acting at their direction.

        Investments initially valued in currencies other than the U.S. dollar are converted to U.S. dollars using exchange rates obtained from pricing services. As a result, the NAV of the Fund's shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of securities traded in markets outside the United States or denominated in currencies other than the U.S. dollar may be affected significantly on a day that the New York Stock Exchange is closed and an investor is not able to purchase, redeem or exchange shares.

        Fund shares are valued as of the close of regular trading (normally 4:00 p.m., Eastern time) (the "NYSE Close") on each day that the New York Stock Exchange is open. For purpose of calculating the NAV, the Fund normally uses pricing data for domestic equity securities received shortly after the NYSE Close and does not normally take into account trading, clearances or settlements that take place after the NYSE Close. Domestic fixed income and foreign securities are normally priced using data reflecting the earlier closing of the principal markets for those securities. Information that becomes known to the Fund or its agents after the NAV has been calculated on a particular day will not generally be used to retroactively adjust the price of a security or the NAV determined earlier that day.

        In usual circumstances, instead of valuing securities in the usual manner, the Fund may value securities at fair value or estimate their value as determined in good faith by the Board of Trustees, generally based upon recommendations provided by PIMCO. Fair valuation may also be used if extraordinary events occur after the close of the relevant market but prior to the NYSE Close.

B.	Management Fee, etc.:

(1)	Advisory and Administrative Fees:

Investment Advisor

Pacific Investment Management Company LLC serves as Investment Advisor to the Fund pursuant to an investment advisory contract. The Investment Advisor manages the investment and reinvestment of the assets of the Fund. The Investment Advisor is responsible for placing orders for the purchase and sale of the Fund's investments directly with brokers or dealers selected by it in its discretion.

Fund Administrator

Pacific Investment Management Company LLC also serves as Administrator for the Fund's Administrative Class Shares pursuant to an administration agreement with the Trust. The Administrator provides administrative services for Administrative Class shareholders of the Fund, which include clerical help and accounting, bookkeeping, internal audit services, and certain other services required by the Fund, preparation of reports to the Fund's shareholders and regulatory filings. In addition, the Administrator, at its own expense, arranges for the provision of legal, audit, custody, transfer agency and other services for the Fund, and is responsible for the costs of registration of the Fund's shares and the printing of prospectuses and shareholder reports for current shareholders.

The Fund (and not the Administrator) is responsible for the following expenses: (i) salaries and other compensation of any of the Trust's executive officers and employees who are not officers, directors, stockholders or employees of the Administrator or its subsidiaries or affiliates; (ii) taxes and governmental fees; (iii) brokerage fees and commissions and other portfolio transaction expenses; (iv) the costs of borrowing money, including interest expenses; (v) fees and expenses of the Trustees who are not "interested persons" of Pacific Investment Management Company LLC or the Trust, and any counsel retained exclusively for their benefit; (vi) extraordinary expenses, including costs of litigation and indemnification expenses; (vii) expenses, such as organizational expenses, which are capitalized in accordance with generally accepted accounting principles; and (viii) any expenses allocated or allocable to a specific class of shares, which include servicing fees payable with respect to Shares, and may include certain other expenses as permitted by the Trust's Multi-Class Plan adopted pursuant to Rule 18f-3 under the 1940 Act, subject to review and approval by the Trustees.

Advisory and Administrative Fees

The Fund features fixed advisory and administrative fee rates. For providing investment advisory and administrative services to the Fund as described above, Pacific Investment Management Company LLC receives monthly fees from the Fund at an annual rate based on the average daily net assets of the Fund as follows:

Advisory Fee Rate	Administrative Fee Rate
0.25%	0.18%

Both the investment advisory contract and administration agreement with respect to the Fund may be terminated by the Trustees at any time on 60 days' written notice. The investment advisory contract may be terminated by the Investment Advisor on 60 days' written notice. Following the expiration of the two-year period commencing with the effectiveness of the administration agreement, it may be terminated by the Administrator on 60 days' written notice. Following their initial two-year terms, the investment advisory contract and administration agreement will continue from year to year if approved by the Trustees.

For the fiscal years ended March 31, 2001, 2000 and 1999, the aggregate amount of the advisory fees paid by the Fund was as follows:

Year Ended 3/31/2001	Year Ended 3/31/2000	Year Ended 3/31/1999
$89,506,328	$72,341,826	$55,229,968

For the fiscal years ended March 31, 2001, 2000 and 1999, the aggregate amount of the administration fees paid by the Fund was as follows:

Year Ended 3/31/2001	Year Ended 3/31/2000	Year Ended 3/31/1999
$73,048,093	$58,764,667	$43,425,035

(2)   Administrative Class Servicing Fees

The Distributor, an indirect subsidiary of Allianz Dresdner Asset Management of America L.P. (PIMCO Advisors L.P. changed its name to Allianz Dresdner Asset Management of America L.P. effective January 1, 2002.), serves as the principal underwriter of the Fund's shares pursuant to a Distribution Contract. The Distributor is a broker-dealer registered with the SEC.

The Distribution Contract is terminable with respect to the Fund or Shares without penalty, at any time, by the Fund or Administrative Class Shares by not more than 60 days' nor less than 30 days' written notice to the Distributor, or by the Distributor upon not more than 60 days' nor less than 30 days' written notice to the Trust. The Distributor is not obliged to sell any specific amount of Trust shares.

The Distribution Contract will continue in effect with respect to the Fund or Shares for successive one - year periods, provided that such continuance is specifically approved (i) by the vote of a majority of the Trustees who are not interested persons of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the Distribution Contract, the Administration Agreement or the Distribution and/or Administrative Servicing Plans described below; and (ii) by the vote of a majority of the entire Board of Trustees cast in person at a meeting called for that purpose.

Service and Distribution Fees

The Trust has adopted an Administrative Service Plan and a Distribution Plan (the "Plans") with respect to the Administrative Class shares of the Fund. Under the terms of the Plans, the Trust is permitted to reimburse, out of the assets attributable to the Administrative Class shares of the Fund, in an amount up to 0.25% on an annual basis of the average daily net assets of that class, financial intermediaries that provide services in connection with the distribution and marketing of Shares and/or the provision of certain shareholder services (in the case of the Distribution Plan) or the administration of plans or programs that use Shares as their funding medium (in the case of the Administrative Services Plan), and to reimburse certain other related expenses.

Under the terms of the Administrative Class Distribution Plan, these services may include, but are not limited to, the following functions: providing facilities to answer questions from prospective investors about the Fund; receiving and answering correspondence, including requests for prospectuses and statements of additional information relating thereto; preparing, printing and delivering prospectuses and shareholder reports to prospective shareholders; complying with federal and state securities laws pertaining to the sale of Shares; and assisting investors in completing application forms and selecting dividend and other account options. Under the terms of the Administrative Services Plan, the services may include, but are not limited to, the following functions: receiving, aggregating and processing shareholder orders; furnishing shareholder sub-accounting; providing and maintaining elective shareholder services such as check writing and wire transfer services; providing and maintaining pre-authorized investment plans; communicating periodically with shareholders; acting as the sole shareholder of record and nominee for shareholders; maintaining accounting records for shareholders; answering questions and handling correspondence from shareholders about their accounts; and performing similar account administrative services.

The same entity may not receive both distribution and administrative services fees with respect to the same assets but may with respect to separate assets receive fees under both a Distribution Plan and Administrative Services Plan.

Each Plan provides that it may not be amended to materially increase the costs which shareholders of Shares may bear under the Plan without the approval of a majority of the outstanding voting securities of the Administrative Class, and by vote of a majority of both (i) the Trustees of the Trust and (ii) those Trustees who are not "interested persons" of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the "Plan Trustees"), cast in person at a meeting called for the purpose of voting on the Plan and any related amendments.

Each Plan provides that expenses payable under the Plan may be carried forward for reimbursement for up twelve months beyond the date in which the expense is incurred, subject to the limit that not more than 0.25% of the average daily net assets of Shares may be used in any month to pay expenses under the Plan. Each Plan requires that Administrative Class shares incur no interest or carrying charges.

Rules of the National Association of Securities Dealers, Inc. (the "NASD") limit the amount of distribution fees that may be paid by mutual funds. "Service fees," defined to mean fees paid for providing shareholder services or the maintenance of accounts (but not transfer agency services), are not subject to the limits. The Trust believes that some, if not all, of the fees paid pursuant to both Plans will qualify as "service fees" and therefore will not be limited by NASD rules.

Each Plan has been adopted in accordance with the requirements of Rule 12b-1 under the 1940 Act and will be administered in accordance with the provisions of that rule, except that shareholders will not have the voting rights set forth in Rule 12b-1 with respect to the Administrative Service Plan that they will have with respect to the Distribution Plan.

For the fiscal year ended March 31, 2001, the Administrative Class Shares of the Fund paid aggregate fees under the Plans to qualified service providers in the amount of $9,917,611.

(3)   Other Expenses:

Except for the expenses paid by PIMCO, the Trust bears all costs of its operations. The series of the Trust are responsible for: (i) salaries and other compensation of any of the Trust's executive officers and employees who are not officers, directors, stockholders, or employees of PIMCO or its subsidiaries or affiliates; (ii) taxes and governmental fees; (iii) brokerage fees and commissions and other portfolio transaction expenses; (iv) costs of borrowing money, including interest expenses; (v) fees and expenses of the Trustees who are not "interested persons" of PIMCO or the Trust, and any counsel retained exclusively for their benefit; (vi) extraordinary expenses, including costs of litigation and indemnification expenses; (vii) expenses, such as organizational expenses; which are capitalized in accordance with generally accepted accounting principles; and (viii) any expenses allocated or allocable to a specific class of shares.

Trustee Compensation Table

The following table sets forth information regarding compensation received by the Trustees from the Trust and certain other investment companies for which the Investment Advisor provides investment advisory services for the fiscal year ended March 31, 2001.

Name	Aggregate Compensation from Trust (1)	Total Compensation from Trust and Fund Complex Paid to Trustee (2)
Guilford C. Babcock	$60,750	$60,750
E. Philip Cannon	$66,961 (3)	$137,311(4)
Vern O. Curtis	$63,278	$63,639

J. Michael Hagan	$60,750	$60,750
Thomas P. Kemp	$60,750	$60,750
William J. Popejoy	$60,750	$60,750

(1) Each Trustee, other than those affiliated with the Investment Advisor or its affiliates, received an annual retainer of $45,000 plus $3,000 for each Board of Trustees meeting attended. Effective January 1, 2001, each Trustee, other than those affiliated with PIMCO or its affiliates, receives an annual retainer of $60,000 plus $3,000 for each Board of Trustees meeting attended in person and $500 for each meeting attended telephonically, plus reimbursement of related expenses. In addition, a Trustee serving as a Committee Chair, other than those affiliated with the Advisor or its affiliates, receives an additional annual retainer of $1,500. For the fiscal year ended March 31, 2001, the unaffiliated Trustees as a group received compensation in the amount of $278,079.

(2) Each Trustee also serves as a Director of PIMCO Commercial Mortgage Securities Trust, Inc., a registered closed-end management investment company, and as a Trustee of PIMCO Variable Insurance Trust, a registered open-end management investment company. For their services to PIMCO Commercial Mortgage Securities Trust, Inc., the Directors listed above received an annual retainer of $6,000 plus $1,000 for each Board of Directors meeting attended in person and $500 for each meeting attended telephonically plus reimbursement of related expenses. In addition, a Director serving as a Committee Chair, other than those affiliated with the Advisor or its affiliates, receives an additional annual retainer of $500. For the fiscal year ended December 31, 2000, the unaffiliated Directors as a group received compensation in the amount of $48,852.

The Trustees listed above, for their services as Trustees of PIMCO Variable Insurance Trust, receive an annual retainer of $4,000 plus $1,500 for each Board of Trustees meeting attended in person and $500 for each meeting attended telephonically, plus reimbursement of related expenses. In addition, a Trustee serving as a Committee Chair, other than those affiliated with the Advisor or its affiliates, receives an additional annual retainer of $500. For the fiscal year ended December 31, 2000, the unaffiliated Trustees as a group received compensation in the amount of $48,852.

(3) The Trust, PIMCO Commercial Mortgage Securities Trust, Inc., and PIMCO Variable Insurance Trust have adopted a deferred compensation plan. For fiscal year ended December 31, 2000, Mr. Cannon elected to have $5,500 and $5,000 in compensation deferred from the PIMCO Commercial Mortgage Securities Trust, Inc. and PIMCO Variable Insurance Trust, respectively. For fiscal year ended March 31, 2001, Mr. Cannon elected to have $46,500 in compensation from the Trust deferred.

(4) Mr. Cannon also serves as a Trustee of PIMCO Funds: Multi-Manager Series which has adopted a deferred compensation plan. For the fiscal year ended December 31 2000, Mr. Cannon elected to have $61,000 in compensation from

that Trust deferred.

C.   Sales, Repurchases and Custody:

(1)   Sales of Shares:

     a.   Sales in the United States

    Shares of the Administrative Class are offered primarily through employee benefit plan alliances, broker-dealers, and other intermediaries, and the Fund pays service and/or distribution fees to such entities for services they provide to shareholders of that class.

    The Administrative Class Shares may be purchased at the relevant net asset value of the Administrative Class without a sales charge. The minimum initial investment for shares of the Administrative Class is $ 5 million.

    An account may be opened by completing and signing a Client Registration Application and mailing it to the Trust.

    Purchases of Shares of Administrative Class generally can only be made by wiring federal funds to National Financial Data Services (the "Transfer Agent"). Before wiring federal funds, the investor must first telephone the Trust to receive instructions for wire transfer, and the following information will be requested: name of authorized person; shareholder name; shareholder account number; name of Fund and share class; amount being wired; and wiring bank name.

    A purchase order, together with payment in proper form, received by the Transfer Agent prior to the close of business (ordinarily, 4:00 p.m., Eastern time) on a day the Trust is open for business will be effected at that day's net asset value. An order received after the close of business will generally be effected at the net asset value determined on the next business day. However, orders received by certain retirement plans and other financial intermediaries by the close of, business and communicated to the Transfer Agent by 9:00 a.m. Eastern time, on the following business day will be effected at the net asset value determined on the prior business day. The Trust is "open for business" on each day the Exchange is open for trading, which excludes the following days: Sunday, Saturday, New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Purchase orders will be accepted only on days on which the Trust is open for business.

    b.   Sales in Japan

    The terms applicable to an investor's account may restrict the frequency or timing of purchases or redemptions, which may have the effect of limiting an investor's ability to respond to changing market conditions.

    The offer for subscription of the Shares may be made in Japan on any date (which is a Fund Business Day and a business day in Japan), during the subscription period, referred to in "Part I. Information Concerning Securities, 8. Period of Subscription" of the Securities Registration Statement filed by the Trust in accordance with the terms set forth in "Part I. Information Concerning Securities" of the Securities Registration Statement.

A Handling Securities Company shall provide to the investors a Contract Concerning a Foreign Securities Transaction Account ("Contract") and receive from such investors an application for requesting the opening of a transactions account under the Contract. The purchase shall be made in the minimum investment of 100 Shares and in integral multiples of 10 Shares for the initial subscription and the same for any subsequent subscription.

The issue price per Share shall be, in principle, the net asset value per Share, next calculated on a Fund Business Day on which the Trust has received the application for purchase of such Share. The Trade Day in Japan is the day (which shall be a business day in Japan) on which the Handling Securities Company obtains a confirmation from the Trust to the effect that the relevant order is executed; such Trade Day is ordinarily the business day in Japan immediately following the day on which the relevant application for purchase of Shares is made to the Handling Securities Company. The settlement shall be made with the investors on the third business day in Japan after the Trade Day.

The dividend is declared on a daily basis and shall be calculated as of the last Fund Business Day of each month, so that the dividend shall be paid out with respect of such month. The dividend shall be paid out by the Trust on the first Fund Business Day of each month, and such dividend shall be paid in yen to the investors in Japan on the business day in Japan immediately following the business day in Japan on which the Handling Securities Company confirms its receipt of dividend (which confirmation may ordinarily be made on the business day in Japan following the date the dividend is paid out from overseas). The details of payment method of such dividend to each investor is determined by the Handling Securities Company and each such investor. The dividend shall be attributable to the shareholders from and including the business day in Japan on which the settlement is made (such date is usually the fourth business day after the date of application for purchase made to the Handling Securities Company).

A Sales Charge shall be payable monthly at a rate equal to 0.15% of the net asset value per Share (determined on the last Fund Business Day of the month in respect of which the relevant dividend, set forth in the next sentence, is calculated) in equal monthly installments up to 24 times, depending on the number of Shares to which the investor subscribes, as set forth in "Part I. Information Concerning Securities, 6. Sale Charge" in the Securities Registration Statement of the Trust. Such Sales Charge shall become payable, by deducting from the dividend, starting two months after the month in which the application for purchase is made. If (i) no dividend is paid in any month or (ii) the amount of any dividend to be paid in any month is less than the amount of the Sales Charge payable with respect to such month, then the relevant Sales Charge with respect to such month shall not be paid in such month, but shall be payable in the next month.

The Shareholders in Japan are required to entrust the custody of their Shares represented by a global certificate with Nikko Cordial. The matters concerning the receipt are in accordance with the Contract.

The subscription amount of Shares shall be paid in yen and the yen exchange rate shall be the exchange rate which shall be based on the foreign exchange rate quoted in the Tokyo Foreign Exchange Market on the Trade Day of each subscription and which shall be determined by such Handling Securities Company. Provided, however, that such subscription amount may be paid in dollars to the extent acceptable to Handling Securities Company, such as by means of wire transfer through banks.

In addition, the Handling Securities Companies in Japan who are members of the Japan Securities Dealers Association cannot continue sales of the Shares in Japan when the net assets of the Fund are less than Yen 100,000,000 or the Shares otherwise cease to comply with the "Standards of Selection of Foreign Investment Fund Securities" established by the Japan Securities Dealers Association.

c.	Other Purchase Information

In the interest of economy and convenience, certificates for Shares will not be issued to the investors in the U.S. For description of the Shares of the investors in Japan, see "(5) Custody of Shares" below.

The Trust and the Distributor each reserves the right, in its sole discretion, to suspend the offering of Administrative Class Shares or to reject any purchase order, in whole or in part, or to redeem Administrative Class Shares, in whole or in part, when, in the judgment of management, such suspension or rejection is in the best interests of the Trust. The Trust and the Distributor may also waive the minimum initial investment for certain investors.

The Trust and Advisor each reserves the right to restrict purchases of Administrative Class Shares when a pattern of frequent purchases and sales made in response to short-term fluctuation in share price appears evident.

(2)	Repurchase of Shares:

a.	Repurchase in the United States

Redemptions by Mail

Administrative Class Shares may be redeemed by submitting a written request to the Trust, stating the Fund from which the Administrative Class Shares are to be redeemed, the class of shares, the number or dollar amount of the Shares to be redeemed and the account number. The request must be signed exactly as the names of the registered owners appear on the Trust's account records, and the request must be signed by the minimum number of persons designated on the Client Registration Application that are required to effect a redemption.

Redemptions by Telephone or Other Wire Communication

If an election is made on the Client Registration Application (or subsequently in writing), redemptions of Administrative Class Shares may be requested by calling the Trust or by other means of wire communication. Investors should state the Fund and class from which the Administrative Class Shares are to be redeemed, the number or dollar amount of the Administrative Class Shares to be redeemed and the account number. Redemption requests of an amount of $10 million or more may be initiated by telephone, but must be confirmed in writing by an authorized party prior to processing.

In electing a telephone redemption, the investor authorizes PIMCO and the Transfer Agent to act on telephone instructions from any person representing himself to be the investor, and reasonably believed by PIMCO and the Transfer Agent to be genuine. Neither the Trust nor its Transfer Agent will be liable for any loss, cost or expense for acting on instructions (whether in writing or by telephone) believed by the party receiving such instructions to be genuine and in accordance with the procedures described in the prospectus describing the Shares. Shareholders should realize that by electing the telephone or wire redemption option, they may be giving up a measure of security that they might have if they were to redeem their shares in writing. Furthermore, interruptions in telephone service may mean that a shareholder will be unable to effect a redemption by telephone when desired. The Transfer Agent provides written confirmation of transactions initiated by telephone as a procedure designed to confirm that telephone instructions are genuine (written confirmation is also provided for redemption requests received in writing). All telephone transactions are recorded, and PIMCO or the Transfer Agent may request certain information in order to verify that the person giving instructions is authorized to do so. All redemptions, whether initiated by letter or telephone, will be processed in a timely manner and proceeds will be forwarded by wire in accordance with the redemption policies of the Trust detailed below.

Shareholders may decline telephone redemption privileges after an account is opened by instructing the Transfer Agent in writing at least seven business days prior to the date the instruction is to be effective. Shareholders may experience delays in exercising telephone redemption privileges during periods of abnormal market activity. During periods of volatile economic or market conditions, shareholders may wish to consider transmitting redemption orders by telegram, facsimile or overnight courier.

Other Redemption Information

Redemption requests for Shares are effected at the net asset value per share next determined after receipt in good order of the redemption request by the Trust or its designee. A redemption request received by the Trust or its designee prior to 4:00 p.m. Eastern time on a day the Trust is open for business is effective on that day. A redemption request received after that time becomes effective on the next business day.

Payment of the redemption price will ordinarily be wired to the investor's bank one business day after the redemption request, but may take up to seven business days. Redemption proceeds will be sent by wire only to the bank name designated on the

Client Registration Application.

For shareholder protection, a request to change information contained in an account registration (for example, a request to change the bank designated to receive wire redemption proceeds) must be received in writing, signed by the minimum number of persons designated on the Client Registration Application that are required to effect a redemption, and accompanied by a signature guarantee from any eligible guarantor institution, as determined in accordance with the Trust's procedures.

b.   Repurchase in Japan

The Shareholders in Japan may request for repurchase of their Shares only on the last Fund Business Day in each month. For such purpose, such Shareholders may entrust the repurchase (as of the last Fund Business Day in each month) with the Handling Securities Company during the period of five business days in Japan on and prior to the last Fund Business Day in each month. The request for repurchase is made to the Trust through PIMCO Funds Distributors LLC, the Distributor, and through the Handling Securities Company. The repurchase may be made per Share. The repurchase price is equal to the net asset value per Share on the Fund Business Day on which the Trust receives the request for repurchase. The Trade Day for each repurchase is the business day in Japan on which the Handling Securities Company receives a confirmation from the Trust or any designated entity thereof to the effect that the repurchase order is executed (such confirmation may usually be received in Japan on the business day in Japan immediately after the last Fund Business Day on which the relevant request for repurchase is made). The settlement is usually made on the third business day in Japan immediately after the Trade Day for the relevant repurchase. Provided, however, that the Shareholder in Japan who requests the repurchase of Share will cease to be a Shareholder as of the date on which the Trust receives, through the Handling Securities Company, and confirms the execution of, the relevant repurchase. In case the request for repurchase is made, the dividend shall be paid from and including the date of settlement of each subscription of Shares on which the subscription amount of Shares is received by the Trust (or, if any dividend is already paid, from the first Fund Business Day of the month in which the request for repurchase is made) to and including the date immediately prior to the first Fund Business Day of the next month. If all or any part of the Sales Charge is not yet paid when the request for repurchase is made, then the unpaid Sales Charge shall be deducted from the repurchase price. The repurchase shall be paid in yen through the Handling Securities Company in accordance with the Contract. The yen exchange rate therefor shall be the exchange rate which shall be based on the foreign exchange rate quoted in the Tokyo Foreign Exchange Market on the Trade Day of each repurchase and which shall be determined by such Handling Securities Company; provided, however, that such repurchase price may be paid in dollars to the extent acceptable to the Handling Securities Company, such as by means of wire transfer to banks.

(3)   Suspension of Repurchase:

The Fund may suspend shareholders' right of redemption, or postpone payment for more than seven days, if the Exchange is closed for other than customary weekends or holidays, or if permitted by the rules of the SEC during periods when trading on the

Exchange is restricted or during any emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period permitted by order of the SEC for protection of investors.

(4)   Trust's right to redeem Shares

Due to the relatively high cost of maintaining small accounts, the Trust reserves the right to redeem Administrative Class Shares of the Trust in any account for their then-current value (which will be promptly paid to the investor) if at any time, due to redemption by the investor, the Administrative Class Shares in the account do not have a value of at least $100,000. A shareholder will receive advance notice of a mandatory redemption and will be given at least 30 days to bring the value of its account up to at least $100,000, or $10,000 as the case may be. This mandatory redemption policy does not apply to participants in PIMCO Advisors Portfolio Strategies, managed product sponsored by Allianz Dresdner Asset Management of America L.P.

The Trust agrees to redeem shares of the Fund solely in cash up to the lesser of $250,000 or 1% of the net assets during any 90-day period for any one shareholder. In consideration of the best interests of the remaining shareholders, the Trust reserves the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the Fund in lieu of cash. It is highly unlikely that Administrative Class Shares would ever be redeemed in kind. If Administrative Class Shares are redeemed in kind, however, the redeeming shareholder should expect to incur transaction costs upon the disposition of the securities received in the distribution.

(5)   Custody of Shares:

In the interest of economy and convenience, certificates for Shares will not be issued to shareholders in the U.S.

To shareholders in Japan, the Trust shall issue a global certificate representing Shares held by such shareholders, and such global certificate shall be held in custody in the name of Nikko Cordial by the Custodian, the Distributor or any designated entity thereof; provided, however, that neither Nikko Cordial nor shareholders in Japan can withdraw the said global certificate or any part thereof from the custody, or request the Trust to issue of any certificate (in definitive form or otherwise) representing any Share. Shareholders in Japan shall be required to entrust the custody of their Shares with Nikko Cordial.

D.   Miscellaneous:

(1)   Duration and Liquidation:

Unless terminated, the Fund shall continue without limitation of time. The Fund may be terminated at any time by a vote of the Shareholders holding a majority of the shares outstanding and entitled to a vote or by written instrument signed by a majority of the Trustees.

(2)   Accounting Year:

The accounts of the Fund will be closed each year on March 31.

(3)   Authorized Shares:

There is no prescribed authorized number of shares, and shares may be issued from time to time.

(4)   Amended and Restated Declaration of Trust:

Originals or copies of the Amended and Restated Declaration of Trust, as amended, are maintained in the office of the Trust and are made available for public inspection for the shareholders on such terms as are conferred by law or authorized by the Trustees or by resolutions of the shareholders. Originals or copies of the Amended and Restated Declaration of Trust, as amended, are on file in the United States with the Secretary of State of the Commonwealth of Massachusetts.

The Amended and Restated Declaration of Trust may be amended at any time by vote of shareholders holding a majority of the shares entitled to vote, except that an amendment which shall affect the holders of one or more series or classes of shares but not the holders of all outstanding series and classes shall be authorized by vote of the shareholders holding a majority of the shares entitled to vote of each series and class affected and no vote of shareholders of a series or class not affected shall be required. Amendments having the purpose of changing the name of the Trust or of supplying any omission, or curing, correcting or supplementing any ambiguous, defective or inconsistent provision contained in the Amended and Restated Declaration of Trust, or of making any other change that does not materially adversely affect the rights of shareholders, or if the Trustees deem it necessary to conform the Amended and Restated Declaration of Trust to the requirements of applicable state or federal laws or regulations, including the U.S. Internal Revenue Code, shall not require authorization by shareholder vote.

In Japan, material changes in the Amended and Restated Declaration of Trust shall be published or notice thereof shall be sent to the Japanese Shareholders.

(5)   Issue of Warrants, Subscription Rights, etc.:

The Trust may not grant privileges to purchase shares of the Fund to shareholders or investors by issuing warrants, subscription rights or options, or other similar rights.

(6)   How Performance Is Shown:

The Trust may, from time to time, include the yield and total return for Administrative Class Shares of the Fund in advertisements or reports to shareholders or prospective investors. Quotations of yield will be based on the investment income per share (as defined by the SEC) during a particular 30-day (or one-month) period (including dividends and interest), less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the maximum public offering price per share on the last day of the period.

Quotations of average annual total return will be expressed in terms of the average annual compounded rate of return of a hypothetical investment over periods of one, five and ten years (up to the life of the Fund), reflect the deduction of a proportional share of expenses (on an annual basis), and assume that all dividends and distributions are reinvested when paid. Total return is measured by comparing the value of an investment in the Fund at the beginning of the relevant period to the redemption value of the investment in the Fund at the end of the period (assuming immediate reinvestment of any dividends or capital gains distributions at net asset value). The Fund may advertise total return using alternative methods that reflect all elements of return, but that may be adjusted to reflect the cumulative impact of alternative fee and expense structures, such as the currently effective advisory and administrative fees for the Fund. Consistent with SEC rules and informal guidance, for periods prior to the initial offering date of Administrative Class Shares of the Fund, total return presentations for the class will be based on the historical performance of an older class of the Fund (the "Institutional Class"), but not reflecting any higher operating expenses (such as distribution and servicing fees) associated with the Shares. All other things being equal, such higher expenses would have adversely affected (i.e., reduced) total return for Administrative Class Shares by the amount of such higher expenses, compounded over the relevant period. For the one-year, and five-year periods ended March 31, 2001, the average annual total return for Shares of the Fund was 12.51% and 8.05%, respectively. For the period from the September 8, 1994 inception of the Administrative Class of the Fund though March 31, 2001, the annualized total return of the Shares of the Fund was 9.05%. The 30-day yield for the Shares of the Fund for the period ended March 31, 2001 was 6.35%. The Trust also may provide current distribution information to its shareholders in shareholder reports or other shareholder communications, or in certain types of sales literature provided to prospective investors. Current distribution information for the Administrative Class Shares of the Fund will be based on distributions for a specified period (*i.e.*, total dividends from net investment income), divided by the class net asset value per share on the last day of the period and annualized. The rate of current distributions does not reflect deductions for unrealized losses from transactions in derivative instruments such as options and futures, which may reduce total return. Current distribution rates differ from standardized yield rates in that they represent what the Administrative Class Shares of the Fund has declared and paid to shareholders as of the end of a specified period rather than the Fund's actual net investment income for that period.

Performance information for the Trust may also be compared to various unmanaged indexes, as well as to indexes prepared for entities or organizations which track the performance of investment companies or investment advisors. Unmanaged indexes generally do not reflect deductions for administrative and management costs and expenses. PIMCO may also report to shareholders or to the public in advertisements concerning the performance of PIMCO as advisor to clients other than the Trust, and on the comparative performance or standing of PIMCO in relation to other money managers. Such comparative information may be compiled or provided by independent ratings services or by news organizations. Any performance information, whether related to the Fund or to the Advisor, should be considered in light of the Fund's investment objective and policies, characteristics and quality of the portfolio, and the market conditions during the time period indicated, and should not be considered to be representative of what may be achieved in the future.

Investment results will fluctuate over time, and any presentation of total return or yield for any prior period should not be considered as a representation of what an investor's total return or yield may be in any future period.

(B)   Outline of Disclosure System:

(1)   Disclosure in U.S.A.:

(i)   Disclosure to shareholders

In accordance with the 1940 Act, the Trust is required to send to its shareholders annual and semi-annual reports containing financial information.

(ii)   Disclosure to the SEC

The Trust has filed a registration statement with the SEC on Form N-1A; the Trust updates that registration statement periodically in accordance with the 1933 Act and the 1940 Act.

(2)   Disclosure in Japan:

a.   Disclosure to the Supervisory Authority:

(i) Disclosure under the Securities and Exchange Law

When the Fund intends to offer the shares amounting to more than 100 million yen in Japan, it shall submit to the Director-General of Kanto Local Finance Bureau of Japan securities registration statements together with the copies of the Amended and Restated Declaration of Trust and the agreements with major related companies as attachments thereto. The said documents are made available for public inspection for investors and any other persons who desire at the Kanto Local Finance Bureau.

The Handling Securities Companies of the shares shall deliver to the investors prospectuses the contents of which are substantially identical to Part I and Part II of the securities registration statements. For the purpose of disclosure of the financial conditions, etc., the Trustees shall submit to the Director-General of Kanto Local Finance Bureau of Japan securities reports within 6 months of the end of each fiscal year, semi-annual reports within 3 months of the end of each semi-annual period and extraordinary reports from time to time when changes occur as to material subjects of the Fund. These documents are available for public inspection for the investors and any other persons who desire at the Kanto Local Finance Bureau.

(ii)Notification, etc. under the Law Concerning Investment Trusts and

Investment Corporations

In order to deal with the subscription, etc. of the Shares, the Fund shall, in advance, notify certain matters concerning the Fund to the Head of the Financial Services Agency in accordance with the Law Concerning Investment Trusts and Investment Corporations (Law No. 198 of 1951) (hereinafter referred to as the "Investment Trust Law"). Also, in case of an amendment to the Amended and Restated Declaration of Trust of the Fund and the agreements of the Fund, the Fund shall, in advance, notify such effect and contents thereof to the Head of the Financial Services Agency. Furthermore, the Fund shall, promptly after each fiscal period of the Fund is closed, make and file with the Head of the Financial Services Agency an investment report on certain matters concerning the assets of the Fund in accordance with the Investment Trust Law.

b.   Disclosure to Japanese Shareholders:

The Japanese shareholders will be notified of the material facts which would change their position, including material amendments to the Amended and Restated Declaration of Trust of the Trust, and of notices from the Trustees, through the Handling Securities Companies.

The financial statements shall be sent to the Japanese shareholders through the Handling Securities Companies or the summary thereof shall be carried in daily newspapers.

(C)   Restrictions on Transactions with Interested Parties:

None of the portfolio securities of the Fund may be purchased from or sold or loaned to any Trustee of the Trust, Pacific Investment Management Company LLC, acting as investment adviser of the Trust, or any affiliate thereof or any of their directors, officers or employees, or any major shareholder thereof (meaning a shareholder who holds to the actual knowledge of Pacific Investment Management Company LLC, on his own account whether in his own or other name (as well as a nominee's name), 10% or more of the total issued outstanding shares of such a company) acting as principal or for their own account unless the transaction is made within the investment restriction and set forth in the Fund's prospectus and statement of additional information and either (i) at a price determined by current publicly available quotations (including a dealer quotation) or (ii) at competitive prices or interest rates prevailing from time to time on internationally recognized securities markets or internationally recognized money markets (including dealer quotation).

4.   INFORMATION CONCERNING THE EXERCISE OF RIGHTS BY SHAREHOLDERS, ETC.

(A)   Rights of Shareholders and Procedures for Their Exercise:

Shareholders must register their shares in their own name in order to exercise directly their rights as shareholders. Therefore, shareholders in Japan cannot exercise directly their shareholders' rights, because their Shares are registered in the name of Nikko Cordial. Shareholders in Japan may have the Handling Securities Companies exercise their rights on their behalf in accordance with the Account Agreement with the Handling Securities Companies. The major rights enjoyed by Shareholders are as follows:

(i)   Voting rights

   Each share has one vote, with fractional shares voting proportionally. Shares of the Fund will vote together as a single class except when otherwise required by law or as determined by the Trustees. Although the Fund is not required to hold annual meetings of its shareholders, shareholders holding at least 10% of the outstanding shares entitled to vote have the right to call a meeting for the purpose of removing a Trustee.

(ii)   Repurchase rights

   Shareholders are entitled to request repurchase of shares at their net asset value at any time.

(iii) Rights to receive dividends

   Shareholders are entitled to receive any distribution declared by the Trustees. Distributions are generally made from net investment income monthly and from any net realized capital gains at least annually.

   Shareholders may choose two distribution options, though investors in Japan may only choose the last alternative.

- Reinvest all distributions in additional Shares without a sales charge; or

- Receive distributions from net investment income and capital gains distributions in cash.

(iv)   Right to receive distributions upon dissolution

   Shareholders of the Fund are entitled to receive distributions upon dissolution in proportion to the number of shares then held by them, except as otherwise required.

(v)   Right to inspect accounting books and the like

   The Trustees shall from time to time determine whether and to what extent, and at what times and places, and under what conditions and regulations the accounts and books of the Trust or any of them shall be open to the inspection of the shareholders; and no shareholder shall have any right to inspect any account or book or document of the Trust except as conferred by laws or authorized by the Trustees or by resolution of the shareholders.

(vi)   Right to transfer shares

Shares are transferable without restriction except as limited by applicable law.

(vii)   Rights with respect to the U.S. registration statement

If, under the 1933 Act, there is any false statement concerning any material information in the U.S. registration statement, or any omission of any statement of material information necessary to be stated therein to avoid materially misleading investors, shareholders are generally entitled to institute a lawsuit, against a person who signed the relevant registration statement, including a trustee of the issuer (or any person placed in the same position) at the time of filing such statement, as well as certain persons involved in preparing such statement.

(B)   Tax Treatment of Shareholders in Japan:

The tax treatment of shareholders in Japan shall be as follows:

(1)   The distributions to be made by the Fund will be treated as distributions made by a domestic investment trust.

a.   The distributions to be made by the Fund to Japanese individual shareholders will be subject to separate taxation from other income (i.e. withholding of income tax at the rate of 15% and withholding of local taxes at the rate of 5% in Japan). In this case, no report concerning distributions will be filed with the Japanese tax authorities.

b.   The distributions to be made by the Fund to Japanese corporate shareholders will be subject to withholding of income tax at the rate of 15% and to withholding of local taxes at the rate of 5% in Japan. In certain cases, the Handling Securities Companies will prepare a report concerning distributions and file such report with the Japanese tax authorities.

c.   Net investment returns such as dividends, etc. and distributions of short-term net realized capital gain, among distributions on shares of the Fund, will be, in principle, subject to withholding of U.S. federal income tax at the rate of 15% and the amount obtained after such deduction will be paid in Japan.

Distributions of long-term net realized capital gain will not be subject to withholding of U.S. federal income tax and the full amount thereof will be paid in Japan. The amount subject to withholding of U.S. federal income tax may be deducted from the tax levied on a foreign entity in Japan.

The Japanese withholding tax imposed on distributions as referred to in a. and b. above will be collected by way of so-called "difference collecting method." In this method only the difference between the amount equivalent to 20% of the distributions before U.S. withholding tax and the amount of U.S. withholding tax withheld in the U.S. will be collected in Japan.

(2)   The provisions of Japanese tax laws giving the privilege of a certain deduction from taxable income to corporations, which may apply to dividends paid by a domestic corporation, shall not apply.

(3)   Capital gains and losses arising from purchase and repurchase of the Shares shall be treated in the same way as those arising from purchase and sale of a domestic investment trust. The distribution of the net liquidation assets shall be also treated in the same way as those arising from liquidation of a domestic investment trust.

(C)   Foreign Exchange Control in U.S.A.:

In the United States, there are no foreign exchange control restrictions on remittance of dividends, repurchase money, etc. of the Shares to Japanese shareholders.

(D)   Agent in Japan:

Hidetaka Mihara
Attorney-at-law
Nagashima Ohno & Tsunematsu
Kioicho Building,
3-12, Kioicho, Chiyoda-ku, Tokyo

The foregoing law firm is the true and lawful agent of the Trust to represent and act for the Trust in Japan for the purpose of;

(1)   the receipt of any and all communications, claims as to matters involving problems under the laws and the rules and regulations of the JSDA and

(2)   any and all judicial and extra-judicial acts and things on behalf of the Trust in connection with any and all disputes, and legal proceedings relating to the sale, offer and repurchase transactions in Japan of the Shares of the Fund.

The agent for the registration with the Director-General of Kanto Local Finance Bureau of the continuous disclosure is each of the following persons:

Hidetaka Mihara
Shinichi Araki
Attorneys-at-law
Nagashima Ohno & Tsunematsu
Kioicho Building,
3-12, Kioicho, Chiyoda-ku, Tokyo

(E)   Jurisdiction:

Limited only to litigation brought by Japanese investors regarding transactions relating to (D)(2) above, the Fund has agreed that the following court has jurisdiction over such litigation and the Japanese law is applicable thereto:

Tokyo District Court

1-4, Kasumigaseki 1-chome
Chiyoda-ku, Tokyo

5. INVESTMENT CONDITIONS

A. Conditions of the Investment
(As of September 30, 2001)

Kinds of Assets	Name of country	Total Value (rounded in thousands)	Investment Ratio(%)
US Treasury Obligation	U.S.	3,516,339	7.3%
US Agency Obligation	U.S.	313,882	0.6%
Mortgage-Backed Securities	U.S.	35,545,370	73.5%
Asset-Backed Securities	U.S.	2,749,585	5.7%
Corporate Bonds	U.S.	16,002,980	33.1%
Foreign Currency-Denominated Issues	Austria	960	0.0%
	Brazil	1,820	0.0%
	Canada	80	0.0%
	Channel Islands	39,730	0.1%
	Germany	853,629	1.8%
	Greece	2,056	0.0%
	Mexico	116,641	0.2%
	New Zealand	34,218	0.1%
	Scotland	220,837	0.5%
	South Korea	8,772	0.0%
	Supranational	154	0.0%
	Tunisia	2,180	0.0%
	United Kingdom	2,168	0.0%
	United States	20,780	0.0%
			2.7%
Sovereign Issues (US Dollar)	Brazil	208,054	0.4%
	Bulgaria	3,141	0.0%
	Canada	74,289	0.1%
	Croatia	44,183	0.1%
	Egypt	22,190	0.0%
	Israel	25	0.0%
	Jamaica	12	0.0%
	Jordan	2,994	0.0%
	Kazakhstan	5,127	0.0%
	Manitoba	1,015	0.0%
	Mexico	27,380	0.1%
	New Brunswick	1,765	0.0%
	Newfoundland	637	0.0%
	Nova Scotia	1,049	0.0%
	Panama	22,520	0.0%
	Peru	11,070	0.0%
	Philippines	21	0.0%

	Poland	48,956	0.1%
	Qatar	6,214	0.0%
	South Africa	16,500	0.0%
	Sweden	659	0.0%
	United States	16,275	0.0%
	Venezuela	38	0.0%
			0.8%
Preferred Stock	U.S.	53,496	1.0%
Convertible Bonds & Notes	U.S.	25,505	0.1%
Net Cash & Equivalents	U.S.	4,505,317	9.3%
Municipal Bonds & Notes	U.S.	349,169	0.7%
Preferred Security	U.S.	407,170	0.8%
Written Options	U.S.	(35,836)	-0.1%
Purchase Put Options	U.S.	3,030	0.0%
Other Assets & Liabilities		(16,852,576)	-34.8%
Net Assets		48,401,570	100.0%

*Investment ratio is calculated by dividing each asset at its market value by the total Net Asset Value of the Fund.

As of September 30, 2001, 72.1%, 4.9%, 15.3%, 6.1%, and 1.6% of the total Net Assets of the Fund was invested in securities rated AAA (or its equivalent), AA (or its equivalent), A (or its equivalent), BBB (or its equivalent) and BB (or its equivalent), respectively.

B. Results of Investment

(1) Movement in Net Assets (Administrative Class Shares)

(i) Movement in Net Assets as of the end of the indicated fiscal years and as of the end of each month within one year prior to October 31, 2001 is as follows:

	Total Net Asset		Net Asset Value per Share	
	Dollar (Thousand)	Yen (Million)	Dollar	Yen
The First FY End of March 1995	9,037	1,103.4	10.01	1,222.2
The Second FY End of March 1996	104,618	12,773.9	10.29	1,256.4
The Third FY End of March 1997	151,194	18,460.8	10.27	1,254.0
The Fourth FY End of March 1998	481,730	58,819.2	10.62	1,296.7
The Fifth FY End of March 1999	1,972,984	240,901.3	10.36	1,265.0
The Sixth FY End of March 2000	3,226,218	393,921.2	9.96	1,216.1
The Seventh FY End of	5,353,222	653,628.4	10.52	1,284.5

March 2001				
End of November, 2000	4,105,351	501,263.4	10.22	1,247.9
December, 2000	4,369,497	533,515.6	10.47	1,278.4
January, 2001	4,750,312	580,013.1	10.53	1,285.7
February, 2001	5,019,910	612,931.0	10.56	1,289.4
March, 2001	5,353,222	653,628.4	10.52	1,284.5
April, 2001	5,453,568	665,880.7	10.37	1,266.2
May, 2001	5,746,973	701,705.4	10.36	1,265.0
June, 2001	5,996,641	732,189.9	10.34	1,262.5
July, 2001	6,352,208	775,604.6	10.65	1,300.4
August, 2001	6,757,994	825,151.1	10.73	1,310.1
September, 2001	7,079,900	864.455.8	10.87	1,327.2
October, 2001	7,678,054	937,490.4	11.06	1,350.4

(Note) Operations of Administrative Class Shares were commenced on September 8, 1994.

(2)   Movement in Dividend (Administrative Class Shares)

Movement in Dividend for the indicated periods is as follows:

Period	Income Dividend	Capital Gain Dividend
1st FY September 7, 1994-March 31, 1995	0.354382150	0
2nd FY April 1, 1995-March 31, 1996	0.685025997	0.11994
3rd FY April 1, 1996-March 31, 1997	0.656652864	0
4th FY April 1, 1997-March 31, 1998	0.618120145	0.26963
5th FY April 1, 1998-March 31, 1999	0.606797018	0.41889
6th FY April 1, 1999-March 31, 2000	0.602168313	0
7th FY April 1, 2000-March 31, 2001	0.644924040	0
April 2001	0.051368927	0
May 2001	0.048051577	0
June 2001	0.046894131	0
July 2001	0.045980133	0
August 2001	0.050066032	0
September 2001	0.036173968	0

C   Results of Sales and Repurchases

Results of sales and repurchases during each of the following periods and
number of outstanding shares of the Fund as of the end of such periods are as follows:

	Number of Shares sold	in Japan	Number of Shares repurchased	in Japan	Number of Outstanding Shares	in Japan
1st FY 1994/9/7- 1995/3/31	942,000	0	40,000	0	902,000	0
2nd FY 1995/4/1- 1996/3/31	11,624,000	0	2,359,000	0	10,167,000	0
3rd FY 1996/4/1- 1997/3/31	13,723,000	0	9,168,000	0	14,722,000	0
4th FY 1997/4/1- 1998/3/31	41,794,000	0	11,156,000	0	45,360,000	0
5th FY 1998/4/1- 1999/3/31	172,843,000	71,631,940	27,767,000	2,534,042	190,436,000	69,097,898
6th FY 1999/4/1- 2000/3/31	229,605,000	33,617,700	95,333,000	18,783,550	324,708,000	83,932,048
7th FY 2000/4/1- 2001/3/31	292,090,000	11,107,890	107,873,000	20,514,233	508,925,000	74,525,705
April 2001	29,824,000	1,789,980	12,996,000	1,483,405	525,753,000	74,832,280
May 2001	42,304,000	3,465,640	13,130,000	1,075,343	554,927,000	77,222,577
June 2001	29,415,000	5,133,690	7,357,000	828,030	576,985,000	81,528,237
July 2001	38,829,000	5,669,240	19,211,000	697,400	596,603,000	86,500,077
August 2001	42,399,000	10,736,780	9,345,000	228,580	629,657,000	97,008,277
September 2001	45,909,000	5,541,000	23,240,000	519,540	652,326,000	102,029,737

(Note) The Shares were sold in Japan starting on July 22, 1998. Due to rounding, the figures in the
table may not be aggregated up.

II.   OUTLINE OF THE TRUST

1.   Trust

(A)   Law of Place of Organization

PIMCO Total Return Fund is a diversified series of PIMCO Funds, a Massachusetts business trust organized in Massachusetts, U.S.A. on February 19, 1987.

Chapter 182 of the Massachusetts General Laws prescribes the fundamental matters in regard to the operations of certain business trusts constituting voluntary associations under that chapter.

The Trust is an open-end, management investment company under the Investment Company Act of 1940.

(B)   Outline of the Supervisory Authority

Refer to I - l (B) Outline of the Supervisory Authority.

(C)   Purpose of the Trust

The purpose of the Trust is to provide investors a trust for the investment and reinvestment of funds contributed thereto.

(D)   History of the Trust

Refer to I-I (D) History of the Fund

(E)   Amount of Capital

Not applicable.

(F)   Structure of the management of the Trust

The Trustees are responsible for generally overseeing the conduct of the Trust's business. The Amended and Restated Declaration of Trust provides that they shall have all powers necessary, proper or desirable to promote the interests of the Trust. The number of Trustees is fixed by the Trustees and may not be less than one nor more than fifteen. Trustees are elected by the shareholders, except that, in the event of a vacancy on the board, a Trustee may be appointed by the Trustees. At any meeting called for the purpose or by declaration in writing, a Trustee may be removed by vote of two-thirds of the outstanding shares of the Trust. Each Trustee shall serve until he or she retires, resigns, is removed, or dies, or until such time as less than a majority of Trustees holding office have been elected by shareholders, and thereafter until the holding of a shareholders' meeting for the election of Trustees.

The Trustees of the Trust are authorized by the Amended and Restated Declaration of Trust to issue shares of the Trust in one or more series with variations in relative rights and preferences as fixed and determined by the Trustees. The Trustees may amend the Amended and Restated Declaration of Trust, at any time and from time to time, in such manner as the Trustees may determine in their sole discretion to add to, delete, replace or otherwise modify any provisions relating to the shares contained in the Amended and Restated Declaration of Trust, provided that shareholder approval of such action shall be obtained to the extent required by the 1940 Act, as amended from time to time, or other applicable law.

Under the Amended and Restated Declaration of Trust the shareholders shall have power, as and to the extent provided therein, to vote only (i) for the election of Trustees, to the extent provided therein (ii) for the removal of Trustees, to the extent provided therein (iii) with respect to any investment advisory contract, to the extent provided therein (iv) with respect to termination of the Trust, to the extent provided therein (v) with respect to incorporation of the Trust to the extent provided therein, (vi) with respect to certain amendments of the Amended and Restated Declaration of Trust, to the extent provided therein, (vii) to the same extent as the stockholders of a Massachusetts business corporation as to whether or not a court action, proceeding, or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Trust or the shareholders, and (viii) with respect to such additional matters relating to the Trust as may be required by the Amended and Restated Declaration of Trust, the By-laws of the Trust, or any registration of the Trust with the SEC (or any successor agency) or as the Trustees may consider necessary or desirable. Certain of the foregoing actions may, in addition, be taken by the Trustees without vote of the shareholders of the Trust.

Each share of the Fund shall be entitled to one vote (or fraction thereof in respect of a fractional share) on matters on which such shares of the Fund shall be entitled to vote. Shareholders of each series shall vote separately as a class on any matter, except, consistent with the 1940 Act, as amended from time to time, and the rules and the Trust's registration statement thereunder, with respect to (i) the election of Trustees, (ii) any amendment of the Amended and Restated Declaration of Trust, unless the amendment affects fewer than all classes of shares, in which case only shareholders of the affected classes shall vote, and (iii) ratification of the selection of auditors, and except when the Trustees have determined that the matter affects only the interests of shareholders of a particular class of shares, in which case only the shareholders of such class shall be entitled to vote thereon. In each case of separate voting, the Trustees shall determine whether, for the matter to be effectively acted upon within the meaning of Rule 18f-2 under the 1940 Act (or any successor rule) as to a series or class, the applicable percentage (as specified in the Amended and Restated Declaration of Trust, or the 1940 Act and the rules thereunder) of the shares of that series or class alone must be voted in favor of the matter, or whether the favorable vote of such applicable percentage of the shares of each series or class entitled to vote on the matter is required. There is no cumulative voting.

Meetings of shareholders shall be held whenever ordered in writing or by resolution of a majority of the Trustees. Written notice of any meeting of shareholders must be given by mailing the notice at least ten days before the meeting. A majority of shares entitled to vote on a particular matter is a quorum for the transaction of business on that matter at a shareholders' meeting, except that, where any provision of law or of the Amended and Restated Declaration of Trust permits or requires that holders of any series or class vote as an individual series or class, then a majority of the aggregate number of shares of that series or class entitled to vote are necessary to constitute a quorum for the transaction of business by that series or class. For the purpose of determining the shareholders of any class or series of shares who are entitled to vote or act at any meeting, or who are entitled to receive payment of any dividend or other distribution, the Trustees are authorized to fix record dates, which may not be more than 60 days before the date of any meeting of shareholders or distribution or other action, except for dividend payments.

The Trustees are authorized by the Amended and Restated Declaration of Trust to adopt Bylaws not inconsistent with the Amended and Restated Declaration of Trust providing for the conduct of the business of the Trust. The Bylaws contemplate that the Trustees shall elect the President, the Treasurer, and the Secretary of the Trust, and that other officers, if any, may be elected or appointed by the Trustees at any time. The By-laws may be amended or repealed, in whole or in part, by a majority of the Trustees or a majority of the shares outstanding and entitled to vote.

Regular meetings of the Trustees may be held without notice at such places and at such times as the Trustees may from time to time determine. It shall be sufficient notice to a Trustee of a special meeting to send notice by mail at least two days or by telegraph, cable, wireless or personal delivery at least one day before the meeting. Such notice may be waived by a Trustee.

At any meeting of Trustees, a majority of the Trustees then in office shall constitute a quorum.

Except as otherwise provided by law, the Amended and Restated Declaration of Trust or the Bylaws, any action to be taken by the Trustees may be taken by a majority of the Trustees present at a meeting (a quorum being present), or by written consents of a majority of the Trustees then in office.

Subject to any necessary shareholder approval, the Trustees may contract for exclusive or nonexclusive advisory, management or administrative services.

The Amended and Restated Declaration of Trust contains provisions for the indemnification of Trustees, officers, and shareholders of the Trust under the circumstances and on the terms specified therein.

The Trust or any series of the Trust may be terminated at any time by vote of shareholders holding a majority of the shares outstanding and entitled to vote, or by a majority of the Trustees by signed written instrument.

The foregoing is a general summary of certain provisions of the Amended and Restated Declaration of Trust and By-laws of the Trust, and is qualified in its entirety by reference to each of those documents.

(G)   Information Concerning Major Shareholders

Not applicable.

(H)   Information Concerning Directors, Officers and Employees

(1)   Trustees and Officers of the Trust

(as of the filing date of this document)

Name	Office and Title	Resume	Shares owned
Brent R. Harris	Chairman of the Board and Trustee	Managing Director, PIMCO; Board of Governors, Investment Company Institute; Chairman and Director, PIMCO Commercial Mortgage Securities Trust, Inc.; Chairman and Trustee, PIMCO Variable Insurance Trust.	None
R. Wesley Burns	President and Trustee	Managing Director, PIMCO; President and Director, PIMCO Commercial Mortgage Securities Trust, Inc.; President and Trustee, PIMCO Variable Insurance Trust. Formerly, Executive Vice President, PIMCO and PIMCO Funds: Multi-Manager Series.	None
Guilford C. Babcock	Trustee	Private Investor. Director, PIMCO Commercial Mortgage Securities Trust, Inc.; Trustee, PIMCO Variable Insurance Trust; Director, Growth Fund of America and Fundamental Investors Fund of the Capital Group; Director, Good Hope Medical Foundation; Formerly, Associate Professor of Finance, University of Southern California.	None
E. Philip Cannon	Trustee	Proprietor, Cannon & Company, an affiliate of Inverness Management LLC, a private equity investment firm; Director, PIMCO Commercial Mortgage Securities Trust, Inc.; Trustee, PIMCO Variable Insurance Trust; Trustee of PIMCO Funds: Multi-Manager Series. Formerly, Headmaster, St. John's	None

		School, Houston, Texas; Trustee of PIMCO Advisors Funds ("PAF") and Cash Accumulation Trust ("CAT").	
Vern O. Curtis	Trustee	Private Investor. Director, PIMCO Commercial Mortgage Securities Trust, Inc.; Trustee, PIMCO Variable Insurance Trust; Director, Public Storage Business Parks, Inc., a Real Estate Investment Trust; Director, Fresh Choice, Inc.(restaurant company). Formerly charitable work, The Church of Jesus Christ of Latter Day Saints.	54,062.614
J. Michael Hagan	Trustee	Private Investor. Director, PIMCO Commercial Mortgage Securities Trust, Inc.; Trustee, PIMCO Variable Insurance Trust. Board of Directors for Ameron International (manufacturing), Freedom Communications, Remedy Temp (staffing) and Saint Gobain Company. Member of the Board of Regents at Santa Clara University, the Board of Taller San Jose, and the Board of Trustees of the South Coast Repertory Theater. Formerly, Chairman and CEO, Furon Company (manufacturing).	None
Thomas P. Kemp	Trustee	Private Investor. Director, PIMCO Commercial Mortgage Securities Trust, Inc.; Trustee, PIMCO Variable Insurance Trust. Formerly Co-Chairman, U.S. Committee to Assist Russian Reform; Director, Union Financial Corp.	None
William J. Popejoy	Trustee	President, Pacific Capital Investors; Chairman, PacPro (vinyl assembly products; formerly Western Printing). Director, PIMCO Commercial Mortgage Securities Trust, Inc.; Trustee, PIMCO Variable Insurance Trust. Formerly	None

		Director, California State Lottery; Chief Executive Officer, Orange County, California.	
William H. Gross	Senior Vice President	Managing Director, PIMCO. Senior Vice President, PIMCO Variable Insurance Trust.	None
Margaret E. Isberg	Senior Vice President	Managing Director, PIMCO.	None
John S. Loftus	Senior Vice President	Managing Director, PIMCO.	4,203.196
Jeffrey M. Sargent	Senior Vice President	Senior Vice President, PIMCO. Senior Vice President, PIMCO Commercial Mortgage Securities Trust, Inc. and PIMCO Variable Insurance Trust; Vice President, PIMCO Funds: Multi-Manager Series; Formerly, Vice President, PIMCO.	None
Leland T. Scholey	Senior Vice President	Senior Vice President, PIMCO. Formerly Vice President, PIMCO.	None
Michael G. Dow	Senior Vice President	Senior Vice President, PIMCO. Formerly Fixed Income Specialist, Salomon Brothers, Inc.; Vice President Operations, Citibank NA Global Consumer Banking Group.	None
Raymond C. Hayes	Vice President	Vice President, PIMCO. Formerly Marketing Director, Pacific Financial Asset Management Corporation.	None
Thomas J. Kelleher, III	Vice President	Vice President, PIMCO. Formerly, associated with Delaware Trust, Mellon Bank and Girard Trusts (bank trust departments).	None
Henrik P. Larsen	Vice President	Vice President and Manager, Fund Administration, PIMCO. Vice President, PIMCO Commercial Mortgage Securities Trust, Inc., PIMCO Variable Insurance Trust and PIMCO Funds: Multi-Manager Series. Formerly, Manager, PIMCO.	None
Andre J. Mallegol	Vice President	Vice President, PIMCO. Formerly, associated with Fidelity Investments Institutional Services Company.	None
Scott Millimet	Vice President	Vice President, PIMCO.	None

		Formerly, Executive Vice President with Back Bay Advisors.	
James F. Muzzy	Vice President	Managing Director, PIMCO. Senior Vice President, PIMCO Variable Insurance Trust.	None
Douglas J. Ongaro	Vice President	Vice President, PIMCO. Formerly, Regional Marketing Manager, Charles Schwab & Co., Inc.	None
David J. Pittman	Vice President	Vice President, PIMCO. Formerly, a senior executive with Bank of America, the Northern Trust Co. and NationsBank.	None
Mark A. Romano	Vice President	Vice President, PIMCO. Formerly, associated with Wells Fargo's institutional money management group and First Interstate's Pacifica family of mutual funds.	None
William S. Thompson, Jr.	Vice President	Chief Executive Officer and Managing Director, PIMCO; Senior Vice President, PIMCO Variable Insurance Trust; Vice President, PIMCO Commercial Mortgage Securities Trust, Inc.	None
John P. Hardaway	Treasurer	Senior Vice President, PIMCO; Treasurer, PIMCO Commercial Mortgage Securities Trust, Inc., PIMCO Variable Insurance Trust and PIMCO Funds: Multi-Manager Series. Formerly, Vice President, PIMCO.	None
Garlin G. Flynn	Secretary	Specialist, PIMCO. Secretary, PIMCO Commercial Mortgage Securities Trust, Inc. and PIMCO Variable Insurance Trust; Assistant Secretary, PIMCO Funds: Multi-Manager Series. Formerly Senior Fund Administrator, PIMCO.	None
Michael J. Willemsen	Assistant Secretary	Vice President, PIMCO. Assistant Secretary, PIMCO Commercial Mortgage Securities Trust, Inc. and PIMCO Variable Insurance Trust. Formerly, Project Lead, PIMCO.	None
Erik C. Brown	Assistant	Vice President and Manager of	None

	Treasurer	Financial Reporting and Taxation, PIMCO. Assistant Treasurer, PIMCO Commercial Mortgage Securities Trust, Inc., PIMCO Variable Insurance Trust and PIMCO Funds: Multi-Manager Series. Formerly, Senior Manager with Deloitte and Touche; Manager with PricewaterhouseCoopers LLC.	

(2)   Employees of the Trust

The Trust does not have any employees.

(I)   Description of Business and Outline of Operation

The Trust may carry out any administrative and managerial act, including the purchase, sale, subscription and exchange of any securities, and the exercise of all rights directly or indirectly pertaining to the Fund's assets. The Trust has retained Pacific Investment Management Company LLC, the Investment Adviser and the Administrator, to render investment advisory and administrative services, State Street Bank and Trust Company to hold the assets of the Fund in custody, and National Financial Data Services to act as the Transfer Agent and dividend disbursing agent.

(J)   Miscellaneous

(1)   Changes of Trustees and Officers

Trustees may be removed by a vote of two-thirds of the outstanding shares of the Trust at a meeting called for the purpose or by declaration in writing. In the event of vacancy, the remaining Trustees may fill such vacancy by appointing for the remaining term of the predecessor Trustee such other person as they in their discretion shall see fit. The Trustees may add to their number as they consider appropriate subject to having no more than fifteen Trustees serve on the Board. The Trustees may elect and remove officers as they consider appropriate.

(2)   Amendment to the Amended and Restated Declaration of Trust

The Amended and Restated Declaration of Trust may be amended at any time by vote of shareholders holding a majority of the shares entitled to vote, except that an amendment which shall affect the holders of one or more series or classes of shares but not the holders of all outstanding series and classes shall be authorized by vote of the shareholders holding a majority of the shares entitled to vote of each series and class affected and no vote of shareholders of a series or class not affected shall be required. Amendments having the purpose of changing the name of the Trust or of supplying any omission, or curing, correcting or supplementing any ambiguous, defective or inconsistent provision contained in the Amended and Restated Declaration of Trust, or of making any other changes in the Amended and Restated Declaration of Trust that do not materially adversely affect the rights of shareholders, or if the Trustees deem it necessary to conform the Amended and Restated Declaration of Trust to the requirements of applicable state or federal laws or regulations, including the U.S. Internal Revenue Code, shall not require authorization by shareholder vote.

(3)   Litigation and Other Significant Events

Nothing which has or which would have a material adverse effect on the Trust has occurred which has not been disclosed. The fiscal year end of the Trust is March 31. The Trust is established for an indefinite period and may be dissolved at any time by vote of the shareholders holding at least a majority of the shares entitled to vote or by written instrument signed by a majority of the Trustees.

2.   Pacific Investment Management Company LLC (Administrator, Investment Advisor)

(A)   Law of Place of Organization

Pacific Investment Management Company LLC was formed in 1971 under the laws of the state of California ("PIMCO California"). In September 1994, all of the assets of PIMCO California were contributed to Pacific Investment Management Company, a Delaware general partnership. In May 2000, the Investment Advisor was reorganized as a Delaware limited liability company.

Its investment advisory business primarily is regulated under the Investment Advisers Act of 1940, as amended ("Advisers Act"). Under the Advisers Act, an investment adviser includes, with certain exceptions, any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing or selling securities, or who, for compensation and as part of a regular business, issues analyses or reports concerning securities. Investment advisers under the Advisers Act may not conduct their business unless they are registered with the SEC or exempt from registration.

(B)   Outline of the Supervisory Authority

The Investment Advisor is registered as an investment adviser under the Advisers Act.

(C)   Purpose of the Company

The principal purpose and business of the Investment Advisor is to own and conduct investment management business activities, directly or indirectly through subsidiary entities, as the same may be developed and/or changed, and to engage in and enter into any and all activities, contracts, joint ventures and agreements related or incident to the operation and development of such investment management business activities. The Investment Advisor is also authorized to engage in any other lawful activity for which limited liability companies may be organized under Delaware law, subject to the receipt of necessary approvals and consents.

(D)   History of the Company

The Investment Advisor is an investment counseling firm founded in 1971, and had approximately $234.9 billion in assets under management as of September 30, 2001. PIMCO is a subsidiary of Allianz Dresdner Asset Management of America L.P. ("Allianz Dresdner Asset Management of America"). Allianz Dresdner Asset Management of America was organized as a limited partnership under Delaware law in 1987. Allianz Dresdner Asset Management of America's sole general partner is Allianz PacLife Partners LLC. Allianz PacLife Partners LLC is a Delaware limited liability company with two members, PIMCO Holding LLC, a Delaware limited liability company and Pacific Asset Management LLC, a Delaware limited liability company. PIMCO Holding LLC is a wholly-owned subsidiary of Allianz Asset Management of America, which is a wholly-owned subsidiary of Allianz of America, Inc., which is wholly-owned by Allianz AG. Pacific Asset Management LLC is a wholly-owned subsidiary of Pacific Life Insurance Company, which is a wholly-owned subsidiary of Pacific Mutual Holding Company.

Allianz AG is a European based insurance and financial services holding company and a publicly traded German company. As of December 31, 2000, the Allianz Group (including PIMCO) had assets under management of more than $591 billion.

Significant institutional shareholders of Allianz AG currently include Münchener Rückversicherungs-Gessellschaft AG ("Munich Re") and Bayerische Hypo- und Vereinsbank AG ("HypoVereinsbank"). Allianz has significant holdings in BASF AG, Bayer AG, Daimler Chrysler, Deutsche Bank AG and Schering AG. These entities as well as certain broker-dealers that might be controlled by or affiliated with Allianz AG or these entities (collectively, the "Affiliated Brokers"), may be considered to be affiliated persons of PIMCO. Absent an SEC exemption or other relief, the Funds generally are precluded from effecting principal transactions with the Affiliated Brokers, and its ability to purchase securities being underwritten by an Affiliated Broker or to utilize the Affiliated Brokers for agency transactions is subject to restrictions. PIMCO does not believe that the restrictions on transactions with the Affiliated Brokers described above materially adversely affect its ability to provide services to the Funds, the Funds' ability to take advantage of market opportunities, or the Funds' overall performance.

(E)   Amount of Capital (as of the end of March 2001)

    1.   Amount of Capital
           $76,077,233

    2.   Number of authorized units of limited liability company interest:
           There are 1,000,000 limited liability company interests authorized,
           represented by units. There are 850,000 Class A units authorized and
           150,000 Class B units authorized.

    3.   Number of outstanding units of limited liability company interest:

There are 850,000 Class A units outstanding and 150,000 Class B units outstanding.

4.   Amount of Capital for the past five years

	Amount of Capital
Year	(In Thousands)
End of 1996	$25,709
End of 1997	$29,145
End of 1998	$33,082
End of 1999	$29,624
End of 2000	$68,501

(F)   Structure of the Management of the Company

The Investment Advisor is managed by a management board consisting of its Managing Directors pursuant to an irrevocable delegation from the Investment Advisor's Managing Member. The approval of the Managing Member (Allianz Dresdner Asset Management of America) must be obtained prior to certain acts. Each fund managed by the Investment Advisor is managed by one or more portfolio managers. These managers, in coordination with analysts who research specific securities and other members of the relevant investment group, provide a continuous investment program for the Fund and place all orders for the purchase and sale of portfolio securities. The investment performance and portfolio of the Fund is overseen by the Trust's Board of Trustees, a majority of whom are not affiliated with the Investment Advisor. The Trustees meet at least four times a year and review the performance of the Fund at least quarterly. In selecting portfolio securities for the Fund, the Investment Advisor utilizes economic forecasting, interest rate anticipation, credit and call risk analysis, foreign currency exchange rate forecasting, and other security selection techniques. The proportion of the Fund's assets committed to investment in securities with particular characteristics (such as maturity, type and coupon rate) will vary based on the Investment Advisor's outlook for the U.S. and non-U.S. economies, the financial markets, and other factors. The Investment Advisor is one of the largest managers of fixed income investments in the United States. The following officer of the Investment Advisor has had primary responsibility for the day-to-day management of the Fund's portfolio since 1987.

Name   Business Experience
       (at least 5 years)

William H. Gross   Managing Director, Pacific Investment Management Company LLC. A Fixed Income Portfolio Manager, Mr. Gross is one of the founders of Pacific Investment Management Company LLC and has managed the Fund since its inception, May 11, 1987.

(G)   Information Concerning Major Shareholders

        The membership interest of the Administrator and the Investment Advisor are
held 94.0% by Allianz Dresdner Asset Management of America L.P. and 6.0% by the
managing directors of Pacific Investment Management Company LLC as of September
30, 2001.

(H)   Information Concerning Officers and Directors

        The following table lists the names of various officers and directors and also
their respective positions with the Investment Advisor. For each named individual, the
table lists: (i) any other organizations (excluding other funds for which the Investment
Advisor acts as investment advisor) with which the officer and/or director has recently
had substantial involvement; and (ii) positions held with such organization:

(as of the filing date of this document)

Name	**Title**	**Other Connections**
Arnold, Tamara J.	Executive Vice President, PIMCO.	
Asay, Michael R.	Senior Vice President, PIMCO.	
Bass, Shannon	Senior Vice President, PIMCO.	
Beaumont, Stephen B.	Vice President, PIMCO.	
Benz, William R. II	Managing Director, PIMCO.	
Bayer, Nicolette	Vice President, PIMCO.	
Bhansali, Vineer	Executive Vice President, PIMCO.	
Bishop, Gregory A.	Senior Vice President, PIMCO.	
Borneleit, Adam	Vice President, PIMCO.	
Brown, Erik C.	Vice President, PIMCO.	
Brynjolfsson, John B.	Executive Vice President, PIMCO.	
Burns, R. Wesley	Managing Director, PIMCO.	
Callin, Sabrina C.	Vice President, PIMCO.	
Clark, Marcia K.	Vice President, PIMCO.	
Conseil, Cyrille	Senior Vice President, PIMCO.	

Cummings, Doug	Vice President, PIMCO.
Cupps, Wendy W.	Executive Vice President, PIMCO.
Dada, Suhail H.	Vice President, PIMCO.
Dawson, Craig A.	Vice President, PIMCO.
Dialynas, Chris	Managing Director, PIMCO.
Dorff, David J.	Vice President, PIMCO.
Dow, Michael G.	Senior Vice President, PIMCO.
Dunn, Anita	Vice President, PIMCO.
Durn, Sandra	Senior Vice President, PIMCO.
Easterday, Jeri A.	Vice President, PIMCO.
El-Erian, Mohamed A.	Managing Director, PIMCO.
Estep, Beet W.	Vice President, PIMCO.
Evans, Stephanie D.	Vice President, PIMCO.
Fields, Robert A.	Vice President, PIMCO.
Fisher, Marcellus	Vice President, PIMCO.
Fournier, Joseph A.	Vice President, PIMCO.
Frisch, Ursula T.	Senior Vice President, PIMCO.
Garbuzov, Yuri P.	Vice President, PIMCO.
Gleason, G. Steven	Vice President, PIMCO.
Goldman, Stephen S.	Vice President, PIMCO.
Graber, Greg S.	Vice President, PIMCO.
Gross, William H.	Managing Director, PIMCO.
Hague, John L.	Managing Director, PIMCO.
Hally, Gordon C.	Executive Vice President, PIMCO.
Hamalainen, Pasi M.	Managing Director, PIMCO.

Hardaway, John P.	Senior Vice President, PIMCO.
Harris, Brent R.	Managing Director, PIMCO.
Hayes, Raymond C.	Vice President, PIMCO.
Hinman, David C.	Executive Vice President, PIMCO.
Hodge, Douglas M.	Executive Vice President, PIMCO.
Holden, Brent L.	Managing Director, PIMCO.
Hudoff, Mark	Senior Vice President, PIMCO.
Isberg, Margaret E.	Managing Director, PIMCO.
Ivascyn, Daniel J.	Vice President, PIMCO.
Jacobs, Lew W.	Senior Vice President, PIMCO.
Johnstone, Jim.	Vice President, PIMCO.
Kelleher, Thomas J. III	Vice President, PIMCO .
Keller, James M.	Executive Vice President, PIMCO.
Kennedy, Raymond G., Jr.	Executive Vice President, PIMCO.
Kiesel, Mark R.	Senior Vice President, PIMCO.
Kirkbaumer, Steven P.	Vice President, PIMCO.
Lackey, Warren M.	Vice President, PIMCO.
Larsen, Henrik P.	Vice President, PIMCO.
Lee, David S.	Vice President, PIMCO.
Lehavi, Yanay	Vice President, PIMCO.
Loftus, John S.	Managing Director, PIMCO; Vice President and Assistant Secretary, StocksPLUS Management, Inc.
Lown, David	Senior Vice President, PIMCO.
Ludwig, Jeff	Senior Vice President, PIMCO.
Mallegol, Andre J.	Vice President, PIMCO.

Mariappa, Sudesh N.	Executive Vice President, PIMCO.
Martin, Scott W.	Vice President, PIMCO.
Martini, Michael E.	Senior Vice President, PIMCO.
Masanao, Tomoya	Senior Vice President, PIMCO.
Mather, Scott A.	Executive Vice President, PIMCO.
McCray, Mark V.	Executive Vice President, PIMCO.
McCulley, Paul A.	Managing Director, PIMCO.
Meehan Jr., James P.	Senior Vice President, PIMCO.
Meiling, Dean S.	Managing Director, PIMCO.
Metsch, Mark E.	Vice President, PIMCO.
Mewbourne, Curtis	Senior Vice President, PIMCO.
Miller, John	Vice President, PIMCO.
Milliment, Scott	Vice President, PIMCO.
Mitchell, Gail	Vice President, PIMCO.
Moll, Jonathan D.	Vice President, PIMCO.
Monson, Kirsten S.	Executive Vice President, PIMCO.
Muzzy, James F.	Managing Director, PIMCO.
Nercessian, Terry	Vice President, PIMCO.
Norris, John	Vice President, PIMCO.
Okun, Ric	Vice President, PIMCO.
Ongaro, Douglas J.	Vice President, PIMCO.
Otterbein, Thomas J.	Executive Vice President, PIMCO.
Paulson, Bradley W.	Senior Vice President, PIMCO.
Perez, Keith	Vice President, PIMCO.

Phansalkar, Mohan V.	Executive Vice President, PIMCO.
Philipp, Elizabeth M.	Senior Vice President, PIMCO.
Pittman, David J.	Vice President, PIMCO.
Podlich, William F. III	Managing Director, PIMCO.
Porterfield, Mark	Vice President, PIMCO.
Powers, William C.	Managing Director, PIMCO.
Rappaport, Marcy B.	Vice President, PIMCO.
Reimer, Ronald	Vice President, PIMCO.
Reisz, Paul	Vice President, PIMCO.
Repoulis, Yiannis	Vice President, PIMCO and PIMCO Global Advisors (Europe) Limited.
Rodgerson, Carol E.	Vice President, PIMCO.
Rodosky, Stephen A.	Vice President, PIMCO.
Romano, Mark A.	Vice President, PIMCO.
Rosiak, Jason	Vice President, PIMCO.
Rowe, Cathy T.	Vice President, PIMCO.
Ruthen, Seth R.	Senior Vice President, PIMCO.
Sargent, Jeffrey M.	Senior Vice President, PIMCO.
Schmider, Ernest L.	Managing Director, PIMCO.
Scholey, Leland T.	Senior Vice President, PIMCO.
Schucking, Ivor	Senior Vice President, PIMCO.
Schulist, Stephen O.	Senior Vice President, PIMCO.
Scibisz, Iwona E.	Vice President, PIMCO.
Seliga, Denise C.	Senior Vice President, PIMCO.
Sellers, Devin	Vice President, PIMCO.

Shacler, Timothy L.	Vice President, PIMCO.
Sheehy, Erica H.	Vice President, PIMCO.
Simon, Scott	Executive Vice President, PIMCO.
Telish, Christine	Vice President, PIMCO.
Theodore, Kyle J.	Vice President, PIMCO.
Thomas, Lee R.	Managing Director, PIMCO.
Thompson, William S. Jr.	Managing Director, PIMCO.
Thurston, Powell	Vice President, PIMCO.
Trosky, Benjamin L.	Managing Director, PIMCO.
Tyson, Rich	Senior Vice President, PIMCO.
Van de Zilver, Peter A.	Vice President, PIMCO.
Vendig, Tamara L.	Vice President, PIMCO.
Weil, Richard M.	Executive Vice President, PIMCO.
Willemsen, Michael J.	Vice President, PIMCO.
Wilson, John	Senior Vice President, PIMCO.
Wilson, Susan	Senior Vice President, PIMCO.
Wood, George H.	Executive Vice President, PIMCO.
Wyman, Charles	Executive Vice President, PIMCO.
Yu, Cheng-Yuan	Vice President, PIMCO.
Zhu, Changhong	Senior Vice President, PIMCO.

(I)   Description of Business and Outline of Operation

The Administrator and the Investment Advisor is engaged in the business of providing investment advisory services. As of September 30, 2001, the Investment Advisor managed, advised, and/or administered the following fifteen different styles of accounts (having an aggregate net asset value of approximately $234.9 billion).

Assets

Style	(in millions)	
Total Return	$	137,708
Low Duration	$	10,407
Moderate Duration	$	6,949
Long Duration	$	19,371
Short Term	$	4,564
Mortgage	$	4,126
Global/Non-US Bond	$	14,840
High Yield	$	10,363
Money Market	$	651
Municipal Bond	$	1,718
Convertible	$	205
Other	$	4,597
Real Return	$	3,653
StocksPLUS	$	15,269
Hedge	$	483

As of September 30, 2001, the Investment Advisor managed, advised, and/or administered the following 87 mutual funds and fund portfolios (having an aggregate net asset value of approximately $93.9 billion):

in U.S. $

	Name	Month/Date/Year Established	Principal Characteristics	Total Net Asset Value as of September 30, 2001 ($million)	Net Asset Value per share as of September 30, 2001
1	PIMCO Funds				
	NAME OF FUND				
1	Total Return Fund	5/11/87	Open-end, fixed income	$48,219.4	10.87
2	Low Duration Fund	5/11/87	Open-end, fixed income	5,075.3	10.20
3	Foreign Bond Fund	12/3/92	Open-end, fixed income	758.4	10.43
4	High Yield Fund	12/16/92	Open-end, fixed income	2,962.7	9.20
5	Low Duration Fund II	11/1/91	Open-end, fixed income	468.3	10.21
6	Total Return Fund III	5/1/91	Open-end, fixed income	1,465.6	9.52
7	Short-Term Fund	10/7/87	Open-end, fixed income	1,465.6	10.06
8	Low Duration III	12/31/96	Open-end, fixed income	43.2	10.09
9	Moderate Duration Fund	12/31/96	Open-end, fixed income	638.4	10.34
10	Long-Term US Gov't Fund	7/1/91	Open-end, fixed income	559.9	10.92
11	Global Bond Fund	6/23/93	Open-end, fixed income	332.9	8.77
12	StocksPLUS Fund	5/14/93	Open-end, growth and income	879.3	9.17
13	Money Market Fund	3/1/91	Open-end, fixed income (money market)	419.6	1.00
14	Total Return Fund II	12/30/91	Open-end, fixed income	1,786.6	10.69
15	Global Bond Fund II	10/2/95	Open-end, fixed income	81.4	9.77
16	Real Return Fund	1/29/97	Open-end, fixed income	1,913.9	10.51
17	Emerging Markets Bond Fund	7/31/97	Open-end, fixed income	65.9	8.68
18	Total Return Mortgage Fund	7/31/97	Open-end, fixed income	45.6	10.78
19	GNMA Fund	7/31/97	Open-end, fixed income	40.4	10.79
20	Municipal Bond Fund	4/1/98	Open-end, fixed income	109.5	10.22
21	Convertible Fund	3/31/99	Open-end, fixed income	43.1	10.20
22	Short Duration Municipal Bond	8/31/99	Open-end, fixed income	14.6	10.25
23	California Intermediate Municipal Bond	8/31/99	Open-end, fixed income	101.5	10.79
24	New York Municipal Bond	8/31/99	Open-end, fixed income	5.0	10.82

	25	Investment Grade Corporate	4/28/00	Open-end, fixed income	5.9	10.73
	26	California Municipal Fund	5/16/00	Open-end, fixed income	15.2	10.66
	27	European Convertible Fund	11/30/00	Open-end, fixed income	5.0	9.97
2	Private Account Portfolio Series					
		NAME OF PORTFOLIO				
	1	Short-Term Portfolio	4/20/00	Open-end, fixed income	153.5	10.05
	2	U.S. Government Sector Portfolio	1/31/00	Open-end, fixed income	1,562.6	11.69
	3	Mortgage Portfolio	1/31/00	Open-end, fixed income	5,782.0	11.18
	4	Asset Backed Portfolio	10/31/00	Open-end, fixed income	76.7	11.09
	5	Investment Grade Corporate Portfolio	1/26/00	Open-end, fixed income	1,921.7	11.02
	6	High Yield Portfolio	12/08/00	Open-end, fixed income	158.0	8.38
	7	Municipal Sector Portfolio	8/21/00	Open-end, fixed income	119.2	11.03
	8	International Portfolio	12/13/89	Open-end, fixed income	2,341.9	7.22
	9	Emerging Markets Portfolio	4/3/98	Open-end, fixed income	306.7	9.94
	10	Real Return Portfolio	4/28/00	Open-end, fixed income	361.3	11.04
3	PIMCO Variable Insurance Trust					
		NAME OF FUND				
	1	Money Market Portfolio	9/30/99	Open-end, fixed income	9.1	1.00
	2	Short-Term Bond Portfolio	9/30/99	Open-end, fixed income	5.2	10.09
	3	Low Duration Bond Portfolio	2/16/99	Open-end, fixed income	5.4	10.17
	4	Real Return Bond Portfolio	9/30/99	Open-end, fixed income	6.0	10.94
	5	Total Return Bond Portfolio	1/2/98	Open-end, fixed income	285.2	10.16
	6	Total Return Bond Portfolio II	5/28/99	Open-end, fixed income	6.3	10.88
	7	High Yield Bond Portfolio	5/1/98	Open-end, fixed income	225.9	7.67
	8	Long-Term U.S. Government Portfolio	4/30/99	Open-end, fixed income	27.0	10.96
	9	Foreign Bond Portfolio	2/16/99	Open-end, fixed income	6.4	9.65
	10	StocksPLUS Growth & Inc. Portfolio	12/31/97	Open-end, growth and income	216.3	8.57
4	Frank Russell Investment Management Company					
		NAME OF FUND				
	1	Fixed Income I Fund	7/3/89	Open-end, fixed income	193.1	(1)

	2	Diversified Bond Fund	7/3/89	Open-end, fixed income	111.9	(1)
	3	Fixed Income III Fund	2/9/93	Open-end, fixed income	144.4	(1)
	4	Multistrategy Bond Fund	2/9/93	Open-end, fixed income	223.1	(1)
5	Russell Insurance Funds					
		NAME OF FUND				
	1	Core Bond Fund	1/2/97	Open-end, fixed income	51.3	(1)
6	The Harbor Group					
		NAME OF FUND				
	1	Harbor Bond Fund	1/4/88	Open-end, fixed income	1,024.0	(2)
7	Pacific Select Fund					
		NAME OF FUND				
	1	Managed Bond Series	1/4/88	Open-end, fixed income	2,274.2	(2)
	2	Government Securities Series	1/4/88	Open-end, fixed income	658.6	(2)
8	Prudential Securities TARGET Portfolio Trust					
		NAME OF FUND				
	1	Intermediate Term Bond Portfolio	1/4/93	Open-end, fixed income	189.1	(2)
	2	Total Return Bond Portfolio	1/4/93	Open-end, fixed income	100.2	
9	Prudential Series Fund Inc.					
		NAME OF FUND				
	1	SP Total Return	9/22/00	Open-end, fixed income	94.7	(2)
	2	SP High Yield	9/22/00	Open-end, fixed income	36.8	(2)
10	PIMCO Commercial Mortgage Securities Trust, Inc.					
		NAME OF FUND				
	1	PIMCO Commercial Mortgage Securities Trust, Inc.	9/2/93	Closed-end, fixed income	152.9	13.45
11	American Skandia Trust					
		NAME OF FUND				
	1	Total Return Bond Portfolio	1/3/94	Open-end, fixed income	1,740.8	(2)
	2	Limited Maturity Bond Portfolio	5/1/95	Open-end, fixed income	654.3	(2)
	3	Master Trust Total Return	6/18/97	Open-end, fixed income	427.9	(2)
12	Fremont Mutual Funds, Inc.					
		NAME OF FUND				
	1	Total Return Fund	3/1/94	Open-end, fixed income	876.2	(2)
	2	Global Bond Fund	4/19/99	Open-end, fixed income	54.5	(2)
13	PaineWebber Series Trust					
		NAME OF FUND				
	1	Strategic Fixed Income	8/24/95	Open-end, fixed income	2.9	(2)

14		PaineWebber Managed Accounts Services Portfolio Trust				
	1	PACE Gov't Securities Fixed Inc.	8/24/95	Open-end, fixed income	627.8	(2)
	2	PACE Strategic Fixed Income Inv.	8/24/95	Open-end, fixed income	280.6	(2)
15		Prudential Investments Fund Management LLC				
		NAME OF FUND				
	1	Prudential Diversified Moderate Growth	11/18/98	Open-end, fixed income	38.0	(1)
	2	Prudential Diversified Conservative Growth	11/18/98	Open-end, fixed income	35.2	(1)
	3	Prudential Diversified Conservative Portfolio	5/3/99	Open-end, fixed income	75.9	(1)
16		JNL Series Trust				
		NAME OF FUND				
	1	JNL Series Trust	3/2/98	Open-end, fixed income	32.9	(2)
17		Manulife				
		NAME OF FUND				
	1	Manulife Global Bond Trust	5/3/99	Open-end, fixed income	111.5	(2)
	2	Manulife Total Return Trust	5/3/99	Open-end, fixed income	606.3	(2)
18		Prudential Target Funds				
		NAME OF FUND				
	1	Prudential Total Return Bond Fund of Target Funds	11/3/99	Open-end, fixed income	64.5	(2)
19		Salomon Smith Barney Consulting Groups Capital Market Fund				
		NAME OF FUND				
	1	International fixed Income Investment Portfolio	4/1/99	Open-end, fixed income	157.1	(2)
20		Oppenheimer Capital				
		NAME OF FUND				
	1	OCC Accumulation Fund	3/9/00	Open-end, fixed income	89.8	(2)
21		FISH				
		NAME OF FUND				
	1	Fixed Income Shares M	3/17/00	Open-end, fixed income	45.7	(2)
	2	FISH Series C	3/17/00	Open-end, fixed income	45.3	(2)
22		The AAL Mutual Funds				
		NAME OF FUND				
	1	The AAL High Yield Bond Fund	7/30/00	Open-end, fixed income	125.2	(2)
	2	the AAL Variable Product High Yield Bond Portfolio	7/30/00	Open-end, fixed income	32.9	(2)
23		Met Investors Series Trust				
		NAME OF FUND				
	1	Total Return Portfolio	2/12/01	Open-end, fixed income	38.6	(2)
	2	Money Market Portfolio	2/12/01	Open-end, fixed income	15.4	(2)

24	Vantagepoint Funds				
	NAME OF FUND				
1	Vantagepoint Income Preservation Fund	11/6/00	Open-end, fixed income	111.5	(2)
25	PIMCO California Municipal Income Fund (PCQ)				
	NAME OF FUND				
1	PIMCO California Municipal Income Fund	6/29/01	Open-end, fixed income	403.8	(2)
26	PIMCO Municipal Income Fund (PMF)				
1	PIMCO Municipal Income Fund	6/29/01	Open-end, fixed income	546.2	(2)
27	PIMCO New York Municipal Income Fund (PNF)				
1	PIMCO New York Municipal Income Fund	6/29/01	Open-end, fixed income	165.7	(2)
28	The GCG Trust				
1	Global Fixed Income Series	5/1/01	Open-end, fixed income	92.3	(2)

Notes (1):Each fund is part of larger portfolio. NAV per share is not available.
  (2):NAV per share of each fund is not available.

(J)   Miscellaneous

1.   Election and Removal of Directors

        Managing Directors of the Administrator and the Investment Advisor are admitted or removed from office by the Management Board with the prior approval of the Managing Member (Allianz Dresdner Asset Management of America) in accordance with the Limited Liability Company Agreement of the Administrator and the Investment Advisor.

2.   Election and Removal of Officers

        Officers are elected by the Management Board. The Management Board may remove any officer without cause, except for the Chief Executive Officer, which requires the prior approval of the Managing Member (Allianz Dresdner Asset Management of America).

3.   Supervision by SEC of Changes in Directors and Certain Officers.

        The Investment Advisor files certain reports with the SEC in accordance with Sections 203 and 204 of the Advisers Act, which reports, lists and provides certain information relating to Directors and Officers of the Investment Advisor.

        The SEC may prohibit any such Directors or Officers, or other person, from serving or acting as an employee, officer, trustee, investment advisor, or principal underwriter of the Trust under Section 9(b) of the 1940 Act under some certain circumstances including in the event that such person has willfully violated any provision of the 1933 Act, the 1934 Act, of the 1940 Act or otherwise.

4.   Amendment to the Articles of Organization, Transfer of Business and Other Important Matters

a)   The Limited Liability Company Agreement of the Administrator and the Investment Advisor may be amended, under the law of Delaware by the Managing Member, except under certain circumstances that require the consent of all members of the Investment Advisor.

b)   Under the laws of the state of Delaware and the Limited Liability Company Agreement, transfer of business requires the agreement of the members of the Investment Advisor, and would be subject to the restrictions regarding receipt of Compensation imposed by Section 15 of the 1940 Act.

c)   Under the Investment Advisor's Limited Liability Company Agreement, a member may transfer its interest in the Investment Advisor with the approval of the Managing Member of the Investment Advisor.

d)   The Investment Advisor may be dissolved upon the agreement of the Managing Member and the approval of a super-majority of the Investment Advisor's Class B unit holders.

e)   The Administrator and the Investment Advisor has no direct subsidiaries other than StocksPLUS Management, Inc.

5.   Litigation, etc.

There are no known facts, such as legal proceedings, which are expected to materially affect the Trust and / or the Administrator and the Investment Advisor within the six-month period proceeding the filing of this document.

III.   OUTLINE OF THE OTHER RELATED COMPANIES

(A)   State Street Bank and Trust Company (the "Custodian")

    (1)   Amount of Capital

    U.S. $69,298,000,000 as of December 31, 2000.

    (2)   Description of Business

    State Street Bank and Trust Company is a Massachusetts corporation that provides custody, investment accounting and recordkeeping services to mutual funds, including the Fund.

    (3)   Outline of Business Relationship with the Fund

    State Street Bank and Trust Company provides custody, investment accounting and recordkeeping services to the Institutional and Administrative Class Shares of the Fund.

(B)   National Financial Data Services (the "Transfer Agent")

    (1)   Amount of Capital

    National Financial Data Services is not a publicly traded company and does not have a stated capitalization. It is a wholly owned subsidiary of Boston Financial Data Services, a joint venture owned by DST Systems, Inc. and State Street Bank and Trust Company (see above).

    (2)   Description of Business

    National Financial Data Services provides transfer agency and dividend disbursement services to investment companies.

    (3)   Outline of Business Relationship with the Fund

    National Financial Data Services serves as transfer agent and dividend disbursing agent with respect to the Institutional Class, Administrative Class, Class J and Class K shares of the Fund.

(C)   PIMCO Funds Distributors LLC (the "Distributor")

    (1)   Amount of Capital

    U.S. $44,335,683 as of March 31, 2001.

    (2)   Description of business

    PIMCO Funds Distributors LLC, an indirect subsidiary of Allianz Dresdner

Asset Management of America L.P. and a Delaware limited liability company, is the principal underwriter of the shares of the Trust, including the Fund.

    (3)   Outline of Business Relationship with the Fund

    PIMCO Funds Distributors LLC engages in providing marketing and distribution services to the Fund.

(D)   Nikko Cordial Securities Inc.

    (1)   Amount of Capital

    Yen 100,000 million as of October 1, 2001.

    (2)   Description of Business

    Nikko Cordial Securities Inc. is a diversified securities company in Japan.

    (3)   Outline of Business Relationship with the Fund

    Nikko Cordial Securities Inc. acts as a distributor in Japan and Agent JSDA Member for the Fund in connection with the offering of Shares in Japan.

(E)   Capital Relationship

    The membership interests of Pacific Investment Management Company LLC are held 94.0% by Allianz Dresdner Asset Management of America L.P. and 6.0% by the managing directors of Pacific Investment Management Company LLC as of September 30, 2001.

    PIMCO Funds Distributors LLC is an indirect subsidiary of Allianz Dresdner Asset Management of America L.P.

(F)   Interlocking Directors

        Names and functions of Trustees or officers of the Trust who also are officers of
the related companies are as follows:

Name	Position with Trust	Position with Administrator and Investment Advisor
Brent R. Harris	Chairman of the Board and Trustee	Managing Director
R. Wesley Burns	President and Trustee	Managing Director
William H. Gross	Senior Vice President	Managing Director
Margaret E. Isberg	Senior Vice President	Managing Director
John S. Loftus	Senior Vice President	Managing Director
Leland T. Scholey	Senior Vice President	Senior Vice President
Jeffrey M. Sargent	Senior Vice President	Senior Vice President and Manager of Investment Operations Shareholder Services
Michael G. Dow	Senior Vice President	Senior Vice President
Raymond C. Hayes	Vice President	Vice President
Thomas J. Kelleher, III	Vice President	Vice President
Andre J. Mallegol	Vice President	Vice President
James F. Muzzy	Vice President	Managing Director
Scott Millimet	Vice President	Vice President
Douglas J. Ongaro	Vice President	Vice President
David J. Pittman	Vice President	Vice President
Mark A. Romano	Vice President	Vice President
William S. Thompson, Jr.	Vice President	Chief Executive Officer and Managing Director
Henrik P. Larsen	Vice President	Vice President
John P. Hardaway	Treasurer	Senior Vice President
Erik C. Brown	Assistant Treasurer	Vice President
Michael J. Willemsen	Assistant Secretary	Vice President

        No Trustee or Officer of the Trust is an officer of the Custodian, the Transfer
Agent or the Distributor.

IV.   FINANCIAL CONDITIONS OF THE FUND

a.   Financial Statements in Japanese language of the Fund for the last two fiscal years
      are translated from the English version of audited financial statements, which are
      prepared by the Trust pursuant to the provisions of Article 127 (5) proviso of the
      "Regulations Concerning Terminology, Forms and Method of Preparation of
      Financial Statements, etc." (Ministry of Finance (MOF) ordinance No. 59 of 1963)
      under the "Ordinance of the Cabinet Office Concerning the Disclosure of the
      Content, etc. of the Specific Securities" (MOF ordinance No. 22 of 1993), except
      the parts presented in yen translated from dollars.

      The aforesaid financial statements have been audited by PricewaterhouseCoopers
      LLP, the accountants in the U.S. of the Trust, and their Auditor's report as
      included herein has been received by the Trust.

b.   The original financial statements of the Fund are presented in U.S. dollars. The
      Japanese translation of the financial statements are also presented in Japanese yen
      translated from the U.S. dollars. The amount presented in Japanese yen are
      translated solely for convenience from the amounts in U.S. dollars at the exchange
      rate of U.S.$1.00=Yen 122.10, being the mean of telegraphic transfer selling and
      buying exchange rate vis-á-vis Customers quoted from The Bank of Tokyo-
      Mitsubishi as of October 31, 2001. Amounts less than one million yen are
      rounded up or down to nearer one million yen.

c.   The signed originals of the Auditors Reports and the Consent Letters for the
      aforementioned financial statements of the Fund with respect to the year ended
      March 31, 2001 are included in the Securities Report of the Fund dated September
      28, 2001; accordingly, the Auditors Reports and Consent Letters included herein
      are the copies of such signed originals of the Auditors Reports and Consent
      Letters included in the Securities Report.

2. CONDITIONS OF THE FUND

(A) Statements of Net Assets

(As of September 30, 2001)

(Amounts in thousands, except per share amounts)	US Dollar	Yen
I Aggregate Amount of Assets	68,236,989	8,331,736,357
II Aggregate Amount of Liabilities	19,835,419	2,421,904,660
III Aggregate Amount of Net Assets (I - II)	Inst. 34,042,435 Admin. 7,092,788 A. 3,908,906 B. 1,372,647 C. 1,532,148 D. 452,646 Total 48,401,570	4,156,581,314 866,029,415 477,277,423 167,600,199 187,075,271 55,268,077 5,909,831,697
IV Quantity of Outstanding Shares	Inst. 3,130,865 Admin. 652,326 A. 359,502 B. 126,242 C. 140,911 D. 41,627	
V Net Asset Value per Share (III / IV)	Inst. $ 10.87 Admin. $ 10.87 A. $ 10.87 B. $ 10.87 C. $ 10.87 D. $ 10.87	1,327.23 1,327.23 1,327.23 1,327.23 1,327.23 1,327.23

(B)   Names of Major Investment Portfolios other than Equity Shares (Top 30 Names)

Major investment portfolios of Total Return Fund are securities other than shares except for short-term securities and some preferred stocks.

(As of September 30, 2001)

Rank	Name	Interest rate	Redemption date
1	Government National Mortgage Association	6.5	10/22/2031
2	Government National Mortgage Association	8	10/22/2031
3	Treasury Inflation Protected Securities	3.625	07/15/2002
4	Government National Mortgage Association	7.5	10/23/2030
5	Treasury Inflation Protected Securities	3.625	01/15/2008
6	Government National Mortgage Association	7	10/22/2031
7	Rabobank Australia Ltd.	3.24	10/01/2001
8	Government National Mortgage Association	6	10/22/2029
9	Government National Mortgage Association	7	10/23/2030
10	Republic of Germany	5	02/17/2006
11	General Motors Acceptance Corp.	4.48	01/20/2004
12	DG Funding Trust	0	12/29/2049
13	Treasury Inflation Protected Securities	3.875	01/15/2009
14	UBS Finance, Inc.	3.87	10/02/2001
15	Treasury Inflation Protected Securities	3.375	01/15/2007
16	Household Finance Corp.	4.42	05/28/2004
17	Bundes Obligation	5	08/19/2005
18	Racers	3.7125	03/03/2003
19	Ford Motor Credit Co.	3.72	02/13/2003
20	UBS Finance, Inc.	3.45	10/01/2001
21	Fannie Mae	3.15	10/01/2001
22	Government National Mortgage Association	6	10/22/2029
23	Wal-Mart Stores, Inc.	2.97	10/10/2001
24	Government National Mortgage Association	6	07/15/2029
25	Ford Motor Credit Co.	5.21875	07/18/2005
26	Treasury Inflation Protected Securities	3.625	04/15/2028
27	Government National Mortgage Association	8	12/20/2030
28	AT&T Corp.	4.525	08/06/2002
29	Treasury Inflation Protected Securities	3.875	01/15/2009
30	British Telecom PLC	4.445	12/15/2003

Rank	Acquisition Cost	Principal Amount	Value	Country	Investment Ratio %
1	11,169,332,688	10,988,000,000	11,242,042,560	U.S.	23.23%
2	1,435,325,469	1,369,000,000	1,440,434,420	U.S.	2.98%
3	1,079,227,202	1,078,753,604	1,097,633,950	U.S.	2.27%
4	874,409,775	841,750,000	879,098,448	U.S.	1.82%
5	808,426,825	788,812,979	818,640,364	U.S.	1.69%
6	809,580,625	786,000,000	816,205,980	U.S.	1.69%
7	730,000,000	730,000,000	730,000,000	U.S.	1.51%
8	468,678,125	470,000,000	471,248,438	U.S.	0.97%
9	418,483,813	408,100,000	421,554,547	U.S.	0.87%
10	412,704,137	440,900,000	416,168,014	Germany	0.86%
11	399,153,355	399,042,000	394,447,031	U.S.	0.81%
12	352,534,834	35,250	363,075,000	U.S.	0.75%
13	356,083,360	342,856,129	360,749,105	U.S.	0.75%
14	341,663,267	341,700,000	341,663,267	U.S.	0.71%
15	293,128,584	300,970,151	309,717,247	U.S.	0.64%
16	293,900,000	293,900,000	294,176,854	U.S.	0.61%
17	286,842,645	307,400,000	290,631,620	Germany	0.60%
18	282,400,000	282,400,000	282,984,568	U.S.	0.58%
19	285,860,963	286,185,000	282,728,458	U.S.	0.58%
20	258,000,000	258,000,000	258,000,000	U.S.	0.53%
21	257,800,000	257,800,000	257,800,000	U.S.	0.53%
22	249,203,125	250,000,000	250,664,063	U.S.	0.52%
23	238,822,543	239,000,000	238,822,543	U.S.	0.49%
24	226,816,907	231,355,360	232,366,198	U.S.	0.48%
25	230,152,766	230,800,000	225,259,184	U.S.	0.47%
26	208,434,524	217,487,006	223,400,042	U.S.	0.46%
27	217,822,526	209,492,293	219,463,770	U.S.	0.45%
28	214,900,000	214,900,000	214,760,315	U.S.	0.44%
29	203,632,885	203,927,687	214,570,265	U.S.	0.44%
30	204,701,502	203,860,000	207,940,869	U.S.	0.43%

V. SUMMARY OF INFORMATION CONCERNING FOREIGN INVESTMENT TRUST SECURITIES

1. Transfer of the Shares

The transfer agent for the Shares is as follows:

Agent: National Financial Data Services

Address: 330 W, 9th Street, 4th Floor, Kansas City, MO 64105, U.S.A.

Because shareholders in Japan are required to entrust the custody of a global certificate representing their Shares and to register their Shares in the name of Nikko Cordial, they may not register their Shares in their own name directly. No fee is chargeable for the transfer of Shares.

2. The Closing Period of the Shareholders' Book

No provision is made.

3. Shareholders' Meeting

There are no annual shareholders' meetings. Special shareholders' meeting may be held whenever ordered by the Trustees or requested in writing by the holder or holders of at least one-tenth of the outstanding shares of the Trust for the purpose of considering the removal of a Trustee.

4. Special Privilege to Shareholders, Restriction on Transfer

No special privilege is granted to shareholders.

The acquisition of Shares by any person may be restricted.

VI.   MISCELLANEOUS

(1)   The ornamental design is used in, and the following terms are added to, the cover page of the Japanese Prospectus:

> (a) "US Jurisdiction Open-Ended Contractual Type Foreign Investment Fund (denominated in the US dollar)";
>
> (b) "Monthly Distribution Type";
>
> (c) "PIMCO FUNDS - PIMCO Total Return Fund" (in Japanese);
>
> (d) "PIMCO FUNDS - PIMCO Total Return Fund" (in English);
>
> (e) "Investment Advisor and Administrator: Pacific Investment Management Company LLC"; and
>
> (f) "For purchase, contact: Nikko Cordial".

(2)   Summarized Preliminary Prospectus will be used. Attached document (Summarized Preliminary Prospectus) will be used pursuant to the below, as the document (Summarized Preliminary Prospectus) as set forth at Item 1.(1)(b), of Article 12 of the Ordinance of the Cabinet Office Concerning the Disclosure of the Content, etc. of the Specified Securities.

> (a) The content of the summarized Preliminary Prospectus may be publicized by leaflets, pamphlets, direct mails (post cards and mail in envelopes) or at newspapers, magazines and other books.
>
> (b) The layout, quality of papers, printing color, design etc. of the Summarized Preliminary Prospectus may vary depending on manner of usage. Photos and illustrations may be used.
>
> (c) Information on the Fund's performance, the changes in the net asset value per Share, the breakdown of the portfolios classified by rating, a part of the client lists and the fluctuation rates since the establishment of the Fund or for other periods may be set out in the figures or graphs. Such information regarding the Fund's achievement may be converted into and presented in yen.
>
> (d) An example of dividend receivable corresponding to a certain amount of purchase may be mentioned on the basis of historical performance of the Fund. Such amount of dividend and purchase may be converted into and presented in Japanese yen.
>
> (e) An example of delivery amount corresponding to a certain number of shares applied may be mentioned on the basis of the historical Net Asset Value. Such amount of delivery may be described converted into and presented in Japanese yen.

(3)   The following will be included in the reverse side of the cover page of the Japanese Prospectus:

" The main objects of investment of the Fund are public/corporate bonds and securities denominated in foreign currencies. The value of an investment may decrease below investment capital because of fluctuations of the value of the Fund's portfolio investments, foreign exchange rates, interest rates and currency value. The value of an investment may also decrease below investment capital because of change of the net asset value of the Fund resulting from changes of management and financial conditions of the issuers of the Fund's portfolio securities, and consequent changes of external evaluations of the issuers. Since the net asset value of shares of the Fund is denominated in a foreign currency, the investment value to be received in Japanese Yen may be affected by the fluctuation of foreign exchange rates. Accordingly, the investment capital shall not be guaranteed with respect to an investment in the Fund.
            Shares of the Fund can be redeemed only on particular dates."

Summary of the Prospectus
PIMCO Funds -
PIMCO Total Return Fund

The information below is a brief summary of the Prospectus provided in order to help investors understand the Fund. For more details, please refer to the Prospectus.

Form of the Fund	Open-ended Investment Fund established in the United States (USD denominated)
Features	The objective of the Fund is to seek maximum total return, consistent with preservation of capital and prudent investment management, Total return consists of income earned on the Fund's investments, plus capital appreciation, if any. Income gains are normally to be distributed to Shareholders on a monthly basis, and net realized capital gains (if any) from the sale of portfolio investments will also be distributed once yearly.
Primary Investments	Fixed income securities such as US Government securities, corporate debt and mortgage-related and other asset-backed securities
Reference Index	Lehman Brothers Aggregate Bond Index
Investment Restriction	It may invest up to 10% of its net assets in high yield securities rated B or higher. It may invest up to 20% of its net assets in securities denominated in currencies other than USD.
Risks	The Net Asset Value of the Fund varies depending on the changes of the values of its portfolio investments, etc. There is no guarantee that the invested amount will be protected.
Life	Potentially Unlimited
Accounting Year	Closed on March 31, each year
Distributions	Any income will be calculated each month and be distributed normally on the third business day of the next month. Any capital gains arising from the sale of investments will be distributed on an annual basis. The date of payment will change each year. No distribution will be made in case there are no capital gains. The dividend will be paid in USD.
Issue Price	The Net Asset Value per Share calculated on the Fund Business Day when the application for subscription is received.
Redemption Requests	• The shareholders can request for repurchase of their Shares on a monthly basis. • The repurchase of Shares may be entrusted to the Handling Securities Company during the period of five business days in Japan prior to the last Fund Business Day in each month. • The repurchase price is equal to the Net Asset Value per Share on the last Fund Business Day of the month. • The settlement date in Japan is on the fourth business day in Japan after the last Fund Business Day of the month.
Purchases	Minimum subscription of Shares is 100 shares and in integral multiples of 10 Shares (both for the initial subscription and for any subsequent subscription).

Sales Charge	• No fee is charged upon purchasing Shares of the Fund. • However, a Sales Charge will be payable monthly at a rate equal to 0.15% of the Net Asset Value per Share in equal monthly installments from 3 to 24 times, depending on the number of Shares to which the investor subscribes. (For more details, please refer to the table below.) • The amount of the Sales Charge may fluctuate each month. • If redemption is requested before the full amount of Sales Charge applicable to the shareholder is deducted, the remaining amount of the Sales Charge after subtracting the amount already paid will be deducted from the redemption amount. (The remaining amount of the Sales Charge will be calculated based on the Net Asset Value determined on the date of the request for redemption). • If no dividend is paid in any month or the amount of the dividend is less than the amount of the Sales Charge of the applicable month so that the relevant Sales Charge of the month is not paid, it will be charged next month.

Number of Shares applied per transaction	Rate of Sales Charge
Less than 100,000 Shares	0.15%×24 times=3.60%
Less than 500,000 Shares	0.15%×16 times=2.40%
Less than 1,000,000 Shares	0.15%×10 times=1.50%
Less than 5,000,000 Shares	0.15%×6 times=0.90%
5,000,000 Shares or more	0.15%×3 times=0.45%

Discount of Sales Charge when switched from the amount of the funds liquidated	Not applicable
Annual Management Fees, etc.	The annual expense ratio of the Fund was 0.74% of the average total net assets. The annual expenses consist of Advisory fee (0.25% of average annual net assets), 12b-1 (service) fee (0.25% of the average annual net assets), administrative fees (0.18% of average annual net assets) and other costs that change each year. For more details, please refer to Q6.

Management Policy of the Fund

<u>Long Term Prospects for Economics</u>
The Investment Adviser of the Fund, Pacific Investment Management Company LLC (PIMCO), holds a one-week conference in May every year, where all investment professionals of PIMCO gather to exchange ideas and forecast long term economic trends. The issues their forecast is based on range from the major political issues in the world to the changes in population figures and in social structures. Based on PIMCO's economic outlook, they estimate interest rate and exchange rate and accordingly determine an outline of investment strategies. In addition, they adjust strategy plans, if necessary, when they change their estimated short-term inflation rate and GDP for six months to one year ahead every quarter.

<u>Various Sources of Income</u>
The Fund does not rely on a particular strategy but seeks its objective by allocating risks on various types of instruments that are appropriate for investment. PIMCO does not unnecessarily extend funds' maturity dates, focus on bonds with good yield but without credit, nor bias on certain kinds of bonds. PIMCO's aim is to steadily perform well by devising duration, diversified investment, and yield curve management.

<u>Emphasis on Diversified Investment and Credit Quality</u>
The size of the Fund is one of the biggest in the world. It invests in various types of instruments and seeks to diversify bond types, issuers and names. The Fund mainly invests in bonds of investment grades or higher. Since the inception of the Administrative Class shares of the Fund in September 1994, the average rating of the holdings of its portfolio has been higher than AA, and more than 50% of its holdings has consisted of high quality names rated AAA. The Fund's maximum exposure to high-yield bonds, whose credit ratings are BB or lower, is no greater than 10%.

Guidance (Q&A)

Q.1   How can I Purchase Shares of the Fund?
Any potential shareholders can buy shares of the Fund at any branch of Nikko Cordial.

The minimum investment of Shares is 100 and in integral multiples of 10 Shares for the initial subscription and the same for any subsequent subscription.

The application for purchase is accepted on the business days of Nikko Cordial that are also Fund Business Days.

Q.2   What is a Fund Business Day?
A "Fund Business Day" means a day on which the New York Stock Exchange is open for business. (For more details, please contact Nikko Cordial.)

Q.3   Are there any Sales Charges?
- A Sales Charge will be deducted from dividends to be paid each month.
- There is no Sales Charge upon purchasing the Shares of the Fund.
- The investor shall pay a monthly Sales Charge equal to 0.15% of the net asset value per Share (determine on the last Fund Business Day in each month in respect of which the relevant dividend is calculated) and consumption tax chargeable to the Sales Charge. The Sales Charge is deducted upon payment of the monthly dividend, and will be deducted for a period of at least 3 and up to 24 months, depending on the number of Shares to which the investor

subscribes, beginning two months after the month in which the application for purchase is made, and thereafter as follows:

Number of Shares applied per transaction	Rate of Sales Charge
Less than 100,000 Shares	0.15%×24 times = 3.60%
Less than 500,000 Shares	0.15%×16 times = 2.40%
Less than 1,000,000 Shares	0.15%×10 times = 1.50%
Less than 5,000,000 Shares	0.15%×6 times = 0.90%
5,000,00 Shares or more	0.15%×3 times = 0.45%

• If the request for redemption is made before all the Sales Charges as referred to in the above table are fully paid then the unpaid Sales Charges, which were not previously paid out by setting off against the dividend, will be deducted from the redemption proceeds. In such case, such unpaid Sales Charge will be calculated based on the Net Asset Value per Share on the date of the relevant request for redemption (which is the last Fund Business Day in the relevant month).

  ex.) If you redeem at the end of a month in which you have completed 10 monthly installments of sales charges out of 24 such installments, the following amount will be deducted from the redemption amount according to the formula below.

  (The Net Asset Value on the date of the relevant request for redemption) X 0.15 X (the number of the installments left to be payable<14 in this case>) X 1.05.

• If (i) no dividend is paid in any month or (ii) the amount of any dividend to be paid in any month is less than the amount of the Sales Charge payable with respect to such month, then the relevant Sales Charge with respect to such month shall not be paid in such month, but shall be payable in the next month.

Q.4   How Long is the Life of the Fund?
The life of the Fund is potentially unlimited, although it may be terminated at any time.

Q.5   Is there Any Dividend Payable to Shareholders?
There are two kinds of dividends receivable to the shareholders; one arising from investment income and the other one from capital gains.

1. Any investment income will be calculated each month and be distributed on the third business day of the next month in Japan.

    A Sales Charge of the Fund and consumption tax will be deducted from the monthly distributions.

2. Any capital gains arising from the sale of investments will be distributed on an annual basis.

Q.6   Do I need to pay for any expenses?
• Sales Charge and consumption tax chargeable to the Sales Charge will be deducted from dividend receivable each month. (For more details, please refer to Q-3.)
• Other than the Sales Charge, the annual fees, as below will be charged (based on the fiscal year ended March 31, 2001) .

1. Advisory fees (to the Investment Advisor)	0.25•
2. 12b-1 (service) fees	0.25•
3. Other expenses*	0.24•

Total Fund operating expenses   0.74•

*Other expenses as above consist of an administrative fee of 0.18% and interest expense of 0.06%. Interest expense is generally incurred as a result of investment management activities and it varies each year.

Q.7   Please tell me about redemption of shares in Japan.

- The shareholders can request for repurchase of their shares on a monthly basis.
- Shareholders may entrust the repurchase (as of the last Fund Business Day in each month) with Nikko Cordial during the period of five business days on and prior to the last Fund Business Day in each month.
- The Fund may suspend shareholders' right of repurchase, or postpone payment when trading on the Exchange is restricted or during any emergency which makes it impracticable for the Fund to dispose of its securities.
- The repurchase order can be received for 1 share and in integral multiples of 1 share.
- The settlement is usually made on the fourth business day after the last Fund Business Day of each month.
- The repurchase price is equal to the Net Asset Value per Share on the last Fund Business Day of each month.
- The repurchase proceeds will be calculated by multiplying the Net Asset Value determined on the last Fund Business Day by the number of shares.
- If all or any part of the Sales Charge is not yet paid when the request for repurchase is made, then the unpaid Sales Charge shall be deducted from the repurchase price. (For more details, please refer to Q-3)

Q.8   What risks may affect NAV or yield of the Fund?

The Fund will mainly invest in USD denominated instruments. In general, the prices of bonds may go up or down due to fluctuations of interest rates and changes in international politics and economic affairs. They may decline significantly in value when the issuers go bankrupt or demand for the issuer's goods or services is reduced. Therefore, there is no guarantee that the principal of the Fund will be maintained.

In addition to the fluctuation of the Fund's net asset value per share, Japanese investors are subject to fluctuation of foreign exchange rates when purchasing Shares in Yen and when converting redemption proceeds to Yen.

Repurchase requests are effective on a specific day of each month.

Other risks not mentioned here are described in the Prospectus in detail.

Q.9   Do you send us any report to let us know how you manage the Fund on a regular basis?

In accordance with the Japanese Law in relation to investment trusts, the Nikko Cordial branch with which you have your account will send investment reports containing information such as performance and assets of the Fund and schedules of the securities held in the portfolio to your registered address. (You can also obtain investment reports at any branch of Nikko Cordial.)

If you would like to know the Net Asset Value of the Fund, please contact Nikko Cordial.

Q.10 Foreign Exchange Rate

1.   The rate applicable upon subscription in Japan

The subscription amount of Shares shall be calculated based on the exchange rate quoted by Nikko Cordial on the Trade Day of the subscription (normally the day after the subscription request is accepted).

2. The rate applicable upon repurchase in Japan

The repurchased amount of Shares shall be calculated based on the exchange rate quoted by Nikko Cordial on the Trade Day of the repurchase (normally the day after the last Fund Business Day each month).

Q.11 Please Tell Me about Tax Treatment of Shareholders

(1)   Taxation on the distributions made by the Fund

1. The distributions to be made by the Fund to individual shareholders will be subject to separate taxation from other income (i.e. withholding of income tax at the rate of 15% and withholding of local taxes at the rate of 5%).

2. The distributions to be made by the Fund to corporate shareholders will be subject to withholding of income tax at the rate of 15% and to withholding of local taxes at the rate of 5%. In certain cases, the Handling Securities Companies (such as Nikko Cordial) will prepare a report concerning distributions and file such report with the Japanese tax authorities.

3. Corporate shareholders should declare the distribution upon taxation.

*Dividends will be, in principle, subject to withholding of U.S. federal income tax at the rate of 15%. The Japanese withholding tax imposed on distributions as referred to in 1. and 2. above will be collected by way of so-called "difference collecting method." In this method only the difference between the amount equivalent to 20% of the distributions before U.S. withholding tax and the amount of U.S. withholding tax withheld in the U.S. will be collected in Japan.

(2)   Taxation on gain and loss

1. Individual shareholders are not subject to taxation.
2. For corporate shareholders, any gain or loss by the sale of securities is liable to taxation.

Statement of Assets and Liabilities

March 31, 2001

Amounts in thousands, except per share amounts		Total Return Fund
Assets:		
Investments, at value	$	64,127,213
Cash and foreign currency		218,324
Receivable for investments sold and forward foreign currency contracts		4,821,384
Receivable for Fund shares sold		249,896
Variation margin receivable		8,311
Interest and dividends receivable		476,095
Other assets		1,125
		69,902,348
Liabilities:		
Payable for investments purchased and forward foreign currency contracts	$	21,420,265
Payable for financing transactions		5,667,668
Written options outstanding		42,637
Payable for Fund shares redeemed		134,060
Dividends payable		46,539
Accrued investment advisory fee		9,171
Accrued administration fee		7,573
Accrued distribution fee		3,345
Accrued servicing fee		1,139
Variation margin payable		3,094
Other liabilities		61,464
		27,396,955
Net Assets	$	42,505,393
Net Assets Consist of:		
Paid in capital	$	41,959,747
Undistributed (overdistributed) net investment income		154,725
Accumulated undistributed net realized gain (loss)		(48,115)
Net unrealized appreciation (depreciation)		439,036
	$	42,505,393
Net Assets:		
Administrative Class	$	5,353,222
Other Classes		37,152,171
Shares Issued and Outstanding:		
Administrative Class		508,925
Net Asset Value and Redemption Price Per Share (Net Assets Per Share Outstanding):		
Administrative Class	$	10.52
Cost of Investments Owned	$	63,623,558
Cost of Foreign Currency Held	$	274,176

Statement of Operations

For the year ended March 31, 2001

Amounts in thousands		Total Return Fund
Investment Income:		
Interest	$	2,508,225
Dividends, net of foreign taxes		32,065
Miscellaneous Income		104
Total Income		2,540,394
Expenses:		
Investment advisory fees		89,506
Administration fees		73,048
Distribution and/or servicing fees - Administrative Class		9,918
Distribution and/or servicing fees - Other Classes		21,658
Trustees' fees		196
Interest expense		21,417
Total expenses		215,743
Net Investment Income		2,324,651
Net Realized and Unrealized Gain (Loss):		
Net realized gain on investments		982,913
Net realized gain on futures contracts and written options		248,438
Net realized (loss) on foreign currency transactions		(4,989)
Net change in unrealized appreciation on investments		800,434
Net change in unrealized (depreciation) on futures contracts and written options		(6,524)
Net change in unrealized appreciation on translation of assets and liabilities denominated in foreign currencies		1,460
Net Gain		2,021,732
Net Increase in Assets Resulting from Operations	$	4,346,383

Statement of Changes in Net Assets

Amounts in thousands	Total Return Fund	
	Year Ended March 31, 2001	Year Ended March 31, 2000
Increase (Decrease) in Net Assets from:		
Operations:		
Net investment income	$ 2,324,651	$ 1,778,306
Net realized gain (loss)	1,226,362	(847,388)
Net change in unrealized appreciation (depreciation)	795,370	(242,138)
Net increase resulting from operations	4,346,383	688,780
Distributions to Shareholders:		
From net investment income		
Administrative Class	(245,683)	(158,773)
Other Classes	(2,021,068)	(1,542,465)
In excess of net investment income		
Administrative Class	(6,720)	(6,817)
Other Classes	(55,282)	(66,229)
From net realized capital gains		
Administrative Class	0	0
Other Classes	0	0
In excess of net realized capital gains		
Administrative Class	0	0
Other Classes	0	0
Total Distributions	(2,328,753)	(1,774,284)
Fund Share Transactions:		
Receipts for shares sold		
Administrative Class	2,801,443	2,193,159
Other Classes	13,545,066	11,309,212
Issued as reinvestment of distributions		
Administrative Class	198,869	113,239
Other Classes	1,652,165	1,300,711
Cost of shares redeemed		
Administrative Class	(1,104,430)	(953,360)
Other Classes	(8,141,623)	(7,465,688)
Net increase resulting from Fund share transactions	8,951,490	6,497,273
Total Increase in Net Assets	10,969,120	5,411,769
Net Assets:		
Beginning of period	31,536,273	26,124,504
End of period *	$ 42,505,393	$ 31,536,273
*Including net undistributed (overdistributed) investment income of:	$ 154,725	$ (57,894)

Financial Highlights
Total Return Fund
Administrative Class

Selected Per Share Data for the Year Ended:		03/31/2001		03/31/2000		03/31/1999		03/31/1998		03/31/1997
Net asset value beginning of period	$	9.96	$	10.36	$	10.62	$	10.27	$	10.29
Net investment income		0.64(a)		0.61(a)		0.61(a)		0.61(a)		0.66(a)
Net realized and unrealized gain (loss) on investments		0.56(a)		(0.41)(a)		0.16(a)		0.63(a)		(0.02)(a)
Total income from investment operations		1.20		0.20		0.77		1.24		0.64
Dividends from net investment income		(0.62)		(0.58)		(0.61)		(0.60)		(0.64)
Dividends in excess of net investment income		(0.02)		(0.02)		0.00		(0.02)		(0.02)
Distributions from net realized capital gains		0.00		0.00		(0.24)		(0.27)		0.00
Distributions in excess of net realized capital gains		0.00		0.00		(0.18)		0.00		0.00
Tax basis return of capital		0.00		0.00		0.00		0.00		0.00
Total distributions		(0.64)		(0.60)		(1.03)		(0.89)		(0.66)
Net asset value end of period	$	10.52	$	9.96	$	10.36	$	10.62	$	10.27
Total return		12.52%		2.07%		7.33%		12.36%		6.34%
Net assets end of period (000's)	$	5,353,222	$	3,233,785	$	1,972,984	$	481,730	$	151,194
Ratio of expenses to average net assets		0.74%(b)		0.79%(b)		0.68%		0.68%		0.68%
Ratio of net investment income to average net assets		6.31%		6.01%		5.52%		5.74%		6.35%
Portfolio turnover rate		450%		223%		154%		206%		173%

(a) Per share amounts based on average number of shares outstanding during the period.
(b) Ratio of expenses to average net assets excluding interest expense is 0.68%.

Notes to Financial Statements

March 31, 2001

1. Organization

PIMCO Funds: Pacific Investment Management Series (the "Trust") was established as a Massachusetts business trust on February 19, 1987. The Trust is registered under the Investment Company Act of 1940 (the "Act"), as amended, as an open-end investment management company. The Trust currently consists of 39 separate investment funds (the "Funds"). The Trust may offer up to six classes of shares: Institutional, Administrative, A, B, C and D. Each share class has identical voting rights (except that shareholders of a class have exclusive voting rights regarding any matter relating solely to that class of shares). Information presented in these financial statements pertains to the Administrative Class of the Total Return Fund. Certain detailed financial information for the Institutional, A, B, C and D Classes (the "Other Classes") is provided separately and is available upon request.

2. Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Trust in the preparation of its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Security Valuation. Portfolio securities and other financial instruments for which market quotations are readily available are stated at market value. Market value is determined on the basis of last reported sales prices, or if no sales are reported, as is the case for most securities traded over-the-counter, the mean between representative bid and asked quotations obtained from a quotation reporting system or from established market makers. Fixed income securities, including those to be purchased under firm commitment agreements, are normally valued on the basis of quotes obtained from brokers and dealers or pricing services. Short-term investments which mature in 60 days or less are valued at amortized cost, which approximates market value. Certain fixed income securities for which daily market quotations are not readily available may be valued, pursuant to guidelines established by the Board of Trustees, with reference to fixed income securities whose prices are more readily obtainable.

Securities Transactions and Investment Income. Securities transactions are recorded as of the trade date. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Realized gains and losses from securities sold are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, are recorded as soon as the Fund is informed of the ex-dividend date. Interest income, adjusted for the accretion of discounts and amortization of premiums, is recorded on the accrual basis.

Dividends and Distributions to Shareholders. Dividends from net investment income, if any, of the Fund are declared on each day the Trust is open for business and are distributed to shareholders monthly. Net realized capital gains earned by the Fund, if any, will be distributed no less frequently than once each year.

    Income dividends and capital gain distributions are determined in accordance with income tax regulations which may differ from accounting principals generally accepted in the United States of America. These differences are primarily due to differing treatments for such items as wash sales, foreign currency transactions, net operating losses and capital loss carryforwards.

    Distributions reflected as a tax basis return of capital in the accompanying Statements of Changes in Net Assets have been reclassified to paid in capital. In addition, other amounts have been reclassified between undistributed net investment income, accumulated undistributed net realized gains or losses and paid in capital to more appropriately conform financial accounting to tax characterizations of dividends and distributions.

Foreign Currency. Foreign currencies, investments, and other assets and liabilities are translated into U.S. dollars at the exchange rates prevailing at the end of the period. Fluctuations in the value of these assets and liabilities resulting from changes in exchange rates are recorded as unrealized foreign currency gains (losses).

Realized gains (losses) and unrealized appreciation (depreciation) on investment securities and income and expenses are translated on the respective dates of such transactions. The effect of changes in foreign currency exchange rates on investments in securities are not segregated in the Statements of Operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain or loss on investment securities.

Multiclass Operations. Each class offered by the Trust has equal rights as to assets and voting privileges. Income and non-class specific expenses of the Fund are allocated daily to each class of shares based on the relative value of settled shares. Realized and unrealized capital gains and losses of the Fund are allocated daily to each class of shares based on the relative net assets of each class.

Federal Income Taxes. The Fund intends to qualify as a regulated investment company and distribute all of its taxable income and net realized gains, if applicable, to shareholders. Accordingly, no provision for Federal income taxes has been made.

Financing Transactions. The Fund may enter into financing transactions consisting of the sale by the Fund of securities, together with a commitment to repurchase similar securities at a future date. The difference between the selling price and the future purchase price is an adjustment to interest income. If the counterparty to whom the Fund sells the security becomes insolvent, the Fund's right to repurchase the security may be restricted; the value of the security may change over the term of the financing transaction; and the return earned by the Fund with the proceeds of a financing transaction may not exceed transaction costs.

Futures and Options. The Fund is authorized to enter into futures contracts and options. The Fund may use futures contracts and options to manage its exposure to the securities markets or to movements in interest rates and currency values. The primary risks associated with the use of futures contracts and options are imperfect correlation between the change in market value of the securities held by the Fund and the prices of futures contracts and options, the possibility of an illiquid market, and the inability of the counterparty to meet the terms of the contract. Futures contracts and purchased options are valued based upon their quoted daily settlement prices. The premium received for a written option is recorded as an asset with an equal liability which is marked to market based on the option's quoted daily settlement price. Fluctuations in the value of such instruments are recorded as unrealized appreciation (depreciation) until terminated, at which time realized gains and losses are recognized.

Forward Currency Transactions. The Fund is authorized to enter into forward foreign exchange contracts for the purpose of hedging against foreign exchange risk arising from the Fund's investment or anticipated investment in securities denominated in foreign currencies. The Fund also may enter into these contracts for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another. All commitments are marked to market daily at the applicable translation rates and any resulting unrealized gains or losses are recorded. Realized gains or losses are recorded at the time the forward contract matures or by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

Swaps. The Fund is authorized to enter into interest rate, total return and currency exchange swap agreements in order to obtain a desired return at a lower cost than if the Fund had invested directly in the asset that yielded the desired return. Swaps involve commitments to exchange components of income (generally interest or returns) pegged to the underlying assets based on a notional principal amount. Swaps are marked to market daily based upon quotations from market makers and the change, if any, is recorded as unrealized gains or losses in the Statements of Operations. The Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a counterparty.

Stripped Mortgage-Backed Securities (SMBS). SMBS represent a participation in, or are secured by and payable from, mortgage loans on real property, and may be structured in classes with rights to receive varying proportions of principal and interest. SMBS include interest-only securities (IOs), which receive all of the interest, and principal-only securities (POs), which receive all of the principal. If the underlying mortgage assets experience greater than anticipated payments of principal, the Fund may fail to recoup some or all of its initial investment in these securities. The market value of these securities is highly sensitive to changes in interest rates.

Delayed Delivery Transactions. The Fund may purchase or sell securities on a when-issued or delayed delivery basis. These transactions involve a commitment by the Fund to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement period. When delayed delivery purchases are outstanding, the Fund will set aside and maintain until the settlement date in a segregated account, liquid assets in an amount sufficient to meet the purchase price. When purchasing a security on a delayed delivery basis, the Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations, and takes such fluctuations into account when determining its net asset value. The Fund may dispose of or renegotiate a delayed delivery transaction after it is entered into, and may sell when-issued securities before they are delivered, which may result in a capital gain or loss. When the Fund has sold a security on a delayed delivery basis, the Fund does not participate in future gains and losses with respect to the security. Forward sales commitments are accounted for by the Fund in the same manner as forward currency contracts discussed above.

Inflation-Indexed Bonds. Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value which is adjusted for inflation. Any increase in the principal amount of an inflation-indexed bond will be considered interest income, even though investors do not receive their principal until maturity.

Repurchase Agreements. The Fund may engage in repurchase transactions. Under the terms of a typical repurchase agreement, the Fund takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time. The market value of the collateral must be equal at all times to the total amount of the repurchase obligations, including interest. Generally, in the event of counterparty default, the Fund has the right to use the collateral to offset losses incurred.

Reverse Repurchase Agreements. The Fund is authorized to enter into reverse repurchase agreements. In a reverse repurchase agreement, the Fund sells to a financial institution a security that it holds with an agreement to repurchase the same security at an agreed-upon price and date. A reverse repurchase agreement involves the risk that the market value of the security sold by the Fund may decline below the repurchase price of the security.

Restricted Securities. The Fund is permitted to invest in securities that are subject to legal or contractual restrictions on resale. These securities generally may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult.

3. Fees, Expenses, and Related Party Transactions

Investment Advisory Fee. Pacific Investment Management Company (PIMCO) is a wholly-owned subsidiary partnership of PIMCO Advisors L.P. and serves as investment adviser (the "Adviser") to the Trust, pursuant to an investment advisory contract. The Adviser receives a monthly fee from the Fund at an annual rate of 0.25% based on average daily net assets of the Fund.

Administration Fee. PIMCO serves as administrator (the "Administrator"), and provides administrative services to the Trust for which it receives from each Fund a monthly administrative fee based on each share class' average daily net assets. The Administration Fee for the Administrative Class and Institutional Class is charged at the annual rate of 0.18%. The Administration Fee for the A, B and C Classes is charged at an annual rate of 0.40%. The Administration Fee for Class D is charged at the annual rate of 0.25%.

Distribution and Servicing Fees. PIMCO Funds Distributors LLC, ("PFD"), a wholly-owned subsidiary of PIMCO Advisors L.P., serves as the distributor of the Trust's shares. The Trust is permitted to reimburse, out of the Administrative Class assets of the Fund in an amount up to 0.25% on an annual basis of the average daily net assets of that class, financial intermediaries that provide services in connection with the distribution of shares or administration of plans or programs that use Fund shares as their funding medium. The effective rate paid to PFD was 0.25% during current fiscal year.

Pursuant to the Distribution and Servicing Plans adopted by the A, B, C and D Classes of the Trust, the Trust compensates PFD or an affiliate with respect to Class D for services provided and expenses incurred in connection with assistance rendered in the sale of shares and services rendered to shareholders and for maintenance of shareholder accounts of the A, B, C and D Classes. The Trust paid PFD distribution and servicing fees at an effective rate as set forth below (calculated as a percentage of the Fund's average daily net assets attributable to each class);

	Distribution Fee (%)	Servicing Fee (%)
Class A	-	0.25
Class B	0.75	0.25
Class C	0.75	0.25
Class D	-	0.25

PFD also receives the proceeds of the initial sales charges paid by the shareholders upon the purchase of Class A shares, and the contingent deferred sales charges paid by the shareholders upon certain redemptions of A, B and C Class shares. For the period ended March 31, 2001, PFD received $14,039,941 representing commissions (sales charges) and contingent deferred sales charges.

Expenses. The Trust is responsible for the following expenses: (i) salaries and other compensation of any of the Trust's executive officers and employees who are not officers, directors, stockholders or employees of PIMCO or its subsidiaries or affiliates; (ii) taxes and governmental fees; (iii) brokerage fees and commissions and other portfolio transaction expenses; (iv) the cost of borrowing money, including interest expense; (v) fees and expenses of the Trustees who are not "interested persons" of PIMCO or the Trust, and any counsel retained exclusively for their benefit; (vi) extraordinary expenses, including costs of litigation and indemnification expenses; (vii) organization expense and (viii) any expenses allocated or allocable to a specific class of shares, which include service fees payable with respect to the Administrative Class shares and may include certain other expenses as permitted by the Trust's Multiple Class Plan adopted pursuant to Rule 18f-3 under the Act and subject to review and approval by the Trustees. The ratio of expenses to average net assets per share class, as disclosed in Financial Highlights, may differ from the annual fund operating expenses per share class as disclosed in the Prospectus for the reasons set forth above. Each unaffiliated Trustee receives an annual retainer of $45,000**, plus $3,000 for each Board of Trustees meeting attended in person and $500 for each meeting attended telephonically, plus reimbursement of related expenses. In addition, each committee chair receives an annual retainer of $1,500. These expenses are allocated to the Funds of the Trust according to their respective net assets.

**Effective January 1, 2001, the annual retainer for the unaffiliated Trustee is equal to $60,000.

4. Purchases and Sales of Securities

Purchases and sales of securities (excluding short-term investments) for the period ended March 31, 2001, were as follows (amounts in thousands):

	U.S. Government/Agency		All Other	
	Purchases	Sales	Purchases	Sales
Total Return Fund	$ 222,602,527	$ 197,986,156	$ 24,585,355	$ 29,666,864

5. Shares of Beneficial Interest

The Trust may issue an unlimited number of shares of beneficial interest with a $.0001 par value.
Changes in shares of beneficial interest were as follows (shares and amounts in thousands):

| | Total Return Fund | | | |
| | Year Ended 3/31/2001 | | Year Ended 03/31/2000 | |
	Shares	Amount	Shares	Amount
Receipts for shares sold				
Administrative Class	272,618 $	2,801,443	218,285 $	2,193,159
Other classes	1,327,867	13,545,066	1,126,853	11,309,212
Issued as reinvestment of distributions				
Administrative Class	19,472	198,869	11,320	113,239
Other classes	162,134	1,652,165	129,764	1,300,711
Cost of shares redeemed				
Administrative Class	(107,873)	(1,104,430)	(95,333)	(953,360)
Other classes	(799,860)	(8,141,623)	(745,907)	(7,465,688)
Net increase resulting from Fund share transactions	874,358 $	8,951,490	644,982 $	6,497,273

6. Transactions in Written Call and Put Options

Transactions in written call and put options were as follows (amounts in thousands):

| | Total Return Fund |
	Premium
Balance at 03/31/2000	$ 31,722
Sales	106,979
Closing Buys	(48,176)
Expirations	(52,921)
Exercised	(1,849)
Balance at 03/31/2001	$ 35,755

7. Acquisition by Allianz AG

On May 5, 2000, Allianz AG completed the acquisition of approximately 70% of the outstanding partnership interest in PIMCO Advisors L.P. ("PIMCO Advisors"), of which PIMCO is a subsidiary partnership. As a result of this transaction, PIMCO Advisors, and its subsidiaries, are now controlled by Allianz AG, a leading provider of financial services, particularly in Europe. PIMCO remains operationally independent, continues to operate under its existing name, and now leads the global fixed-income efforts of Allianz AG. Key employees at each PIMCO Advisors' investment units, including PIMCO's Bill Gross, have signed long-term employment contracts and have significant profit-sharing and retention arrangements to ensure continuity of the investment process and staff. The Allianz Group manages assets of approximately €713.3 billion as of December 31, 2000, including more than 300 mutual funds for retail and institutional clients around the world.

8. Federal Income Tax Matters

The Total Return Fund realized capital loss and/or foreign currency loss of $17,936,702 during the period November 1, 2000 through March 31, 2001 which the Fund elected to defer to the following fiscal year pursuant to income tax regulations.

C:\WIN98\TEMP.ADM_NOTES_3.31.20011.DOC

Schedule of Investments
Total Return Fund
March 31, 2001

			Principal Amount (000s)	Value (000s)
CORPORATE BONDS & NOTES 35.0%				
Banking & Finance 22.1%				
AB Spintab				
	6.800% due	12/29/2049	$ 250	$ 253
Abbey National Capital Trust I				
	8.963% due	12/29/2049	31,600	35,041
Abbey National PLC				
	6.700% due	06/29/2049	5,000	4,839
Abbey National Treasury Service PLC				
	6.625% due	05/23/2001	240	241
ABN AMRO Mortgage Corp.				
	7.250% due	05/31/2005	150	158
Aetna, Inc.				
	6.750% due	08/15/2001	250	251
Air 2 US				
	8.027% due	10/01/2020	294	313
Allstate Corp.				
	7.875% due	05/01/2005	100	108
	6.750% due	05/15/2018	280	271
	6.900% due	05/15/2038	87,200	81,841
AMERCO				
	7.135% due	10/15/2002	15,000	14,746
	7.230% due	01/21/2027	1,250	1,207
American Express Co.				
	8.500% due	08/15/2001	350	355
	5.625% due	01/22/2004	14,700	14,848
	7.450% due	08/10/2005	1,000	1,070
American General Finance				
	6.050% due	07/02/2001	3,000	3,010
	6.875% due	12/14/2001	1,600	1,624
	7.450% due	07/01/2002	200	206
	6.250% due	12/18/2002	1,165	1,191
	6.375% due	03/01/2003	350	358
	6.170% due	05/06/2003	3,200	3,275
	8.125% due	03/15/2046	270	276
American Health Properties, Inc.				
	7.050% due	01/15/2002	700	700
Aon Capital Trust A				
	8.205% due	01/01/2027	725	700
Aristar, Inc.				
	7.375% due	09/01/2004	20,000	20,825
Associates Corp. of North America				
	6.625% due	05/15/2001	1,300	1,302
	6.700% due	05/29/2001	100	100
	7.000% due	07/23/2001	500	504
	5.400% due	08/27/2001 (d)	13,500	13,539
	6.450% due	10/15/2001	23,600	23,801
	7.500% due	04/15/2002	185	190
	5.446% due	05/21/2002 (d)	6,850	6,857
	6.375% due	07/15/2002	175	178
	6.500% due	07/15/2002	750	766
	6.000% due	12/01/2002	500	508
	5.750% due	11/01/2003	5,425	5,477
	5.800% due	04/20/2004	450	455
	6.625% due	06/15/2005	100	103
AT&T Capital Corp.				
	6.250% due	05/15/2001	19,443	19,459
	7.000% due	08/15/2001	11,100	11,163
	7.110% due	09/13/2001	1,030	1,038
	6.900% due	01/30/2002	1,000	1,010
	6.750% due	02/04/2002	1,925	1,944
	5.881% due	04/23/2002 (d)	74,000	74,177
Avalonbay Communities				
	7.375% due	09/15/2002	2,565	2,629
AVCO Financial Services, Inc.				
	7.375% due	08/15/2001	300	303
Banco Latinoamericano SA				
	6.500% due	04/02/2001	950	950
	7.173% due	06/04/2001	5,000	5,000
	7.878% due	11/30/2001	9,500	9,500
Banco Nacional de Comercio Exterior				
	7.250% due	02/02/2004	25,050	25,238
Banesto Delaware, Inc.				
	8.250% due	07/28/2002	43,900	45,508
Bank of America Corp.				
	9.500% due	04/01/2001	235	235
	7.000% due	09/15/2001	1,500	1,513
	6.538% due	09/26/2001 (d)	33,000	33,000
	6.752% due	02/20/2002 (d)	35,180	35,205
	8.125% due	06/15/2002	350	363
	6.810% due	06/17/2002 (d)	10,000	10,005
	7.750% due	07/15/2002	510	527
	7.750% due	08/01/2002	896	898
	7.200% due	09/15/2002	1,000	1,030
	7.500% due	10/15/2002	1,200	1,244
	6.850% due	03/01/2003	65	67
	6.875% due	06/01/2003	100	103
	6.500% due	08/15/2003	150	154
	6.125% due	07/15/2004	600	608
	6.750% due	09/15/2005	200	206
	8.570% due	11/15/2024	125	141
Bank One Corp.				
	6.820% due	04/19/2001 (d)	2,000	2,001

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
6.733% due 09/04/2001 (d)	14,000	14,006
6.348% due 06/26/2002 (d)	5,000	5,002
6.895% due 09/26/2003 (d)	18,400	18,411
BankBoston Corp.		
6.125% due 03/15/2002	12,500	12,626
Banponce Financial Corp.		
6.463% due 11/13/2001	13,000	13,117
Barclays Bank PLC		
8.550% due 09/29/2049	25,000	27,678
Bayerische Landesbank NY		
6.200% due 02/09/2006	250	252
Bear Stearns Co., Inc.		
9.375% due 06/01/2001	125	126
7.083% due 04/05/2002 (d)	25,000	24,879
5.640% due 05/07/2002 (d)	4,300	4,303
7.134% due 08/01/2002 (d)	71,500	71,556
5.370% due 12/16/2002 (d)	48,900	48,984
6.125% due 02/01/2003	25	25
5.210% due 03/28/2003 (d)	81,500	81,476
6.750% due 04/15/2003	105	107
5.718% due 05/06/2003 (d)	25,000	24,796
7.013% due 05/16/2003 (d)	40,700	40,372
5.820% due 07/22/2003 (d)	19,000	18,795
6.700% due 08/01/2003	100	102
6.625% due 01/15/2004	200	204
6.150% due 03/02/2004	200	201
8.750% due 03/15/2004	75	81
7.156% due 06/01/2004 (d)	12,665	12,518
5.270% due 09/21/2004 (d)	5,200	5,202
7.036% due 03/18/2005 (d)	37,000	37,134
6.848% due 09/16/2005 (d)	16,000	15,763
Beaver Valley Funding Corp.		
8.250% due 06/01/2003	405	416
Beneficial Corp.		
6.610% due 09/13/2001	140	141
5.409% due 01/09/2002 (d)	500	501
6.870% due 03/01/2002 (d)	50,000	50,109
8.000% due 06/18/2002	400	412
6.030% due 01/14/2003	320	323
Bombardier Capital Trust I		
7.210% due 06/09/2032 (d)	16,150	15,914
Bombardier Capital Trust II		
7.210% due 06/09/2032 (d)	3,600	3,547
Bombardier Capital, Inc.		
7.300% due 12/15/2002	9,000	9,194
Caithness Coso Fund Corp.		
6.800% due 12/15/2001	5,659	5,644
Chase Manhattan Bank		
6.125% due 11/01/2008	400	391
Chase Manhattan Corp.		
8.500% due 02/15/2002	200	206
5.750% due 04/15/2004	150	152
6.000% due 11/01/2005	50	50
Chrysler Financial Corp. LLC		
5.606% due 06/11/2001 (d)	46,700	46,686
5.690% due 11/15/2001	650	652
5.400% due 01/15/2002	15,750	15,671
6.950% due 03/25/2002	50	51
5.701% due 07/17/2002 (d)	20,000	19,823
5.120% due 08/08/2002 (d)	66,100	65,524
5.756% due 02/03/2003 (d)	50,000	49,367
5.150% due 02/10/2003 (d)	7,100	7,008
6.789% due 03/06/2003 (d)	25,000	24,512
5.736% due 03/10/2003 (d)	65,000	63,688
6.739% due 06/18/2003	35,000	34,424
Chubb Capital Corp.		
6.875% due 02/01/2003	100	103
Cincinnati Financial Corp.		
6.900% due 05/15/2028	111,870	100,124
CIT Group, Inc.		
5.800% due 03/26/2002	1,000	1,007
5.190% due 09/13/2002 (d)	30,900	30,810
7.375% due 03/15/2003	500	517
5.625% due 10/15/2003	250	250
Citicorp		
8.000% due 02/01/2003	250	262
CitiFinancial Credit Co.		
8.250% due 11/01/2001	2,500	2,548
6.875% due 05/01/2002	335	342
6.375% due 09/15/2002	115	117
7.750% due 03/01/2005	550	588
Citigroup, Inc.		
5.800% due 03/15/2004	200	203
CNA Financial Corp.		
6.250% due 11/15/2003	65	64
Comerica Bank		
7.250% due 06/15/2007	200	211
Countrywide Home Loans		
6.250% due 04/15/2009	600	585
Credit Asset Receivable		
6.274% due 10/31/2003	34,030	34,156
DBS Group Holdings Ltd.		
7.875% due 08/10/2009	6,000	6,445
Deutsche Telekom International Finance		

	Principal Amount (000s)	Value (000s)
7.750% due 06/15/2005	97,100	100,329
Donaldson, Lufkin & Jenrette, Inc.		
6.910% due 09/18/2002 (d)	13,600	13,609
6.023% due 04/25/2003 (d)	400	400
6.170% due 07/15/2003	20,000	20,423
Dow Capital BV		
7.125% due 01/15/2003	100	103
Duke Capital Corp.		
7.250% due 10/01/2004	19,000	19,921
Export-Import Bank Korea		
7.250% due 06/25/2001	2,600	2,606
7.125% due 09/20/2001	12,370	12,404
6.500% due 02/10/2002	26,141	26,159
6.500% due 11/15/2006	6,445	6,567
7.100% due 03/15/2007	17,600	18,297
Exxon Capital Corp.		
6.125% due 09/08/2008	2,000	2,029
Farmers Insurance		
8.625% due 05/01/2024	275	280
Finova Capital Corp.		
5.875% due 10/15/2001 (e)	1,000	831
6.040% due 11/08/2002 (d)(e)	51,350	42,159
6.316% due 04/08/2003 (d)(e)	300	246
5.193% due 06/18/2003 (d)(e)	32,300	26,486
6.330% due 11/24/2003	1,300	1,083
First Chicago Corp.		
9.250% due 11/15/2001	250	256
6.740% due 03/11/2002 (d)	20,000	20,039
6.884% due 07/28/2003 (d)	50	50
First National Bank Chicago		
8.080% due 01/05/2018	250	270
First Security Corp.		
5.875% due 11/01/2003	9,325	9,421
First Union Corp.		
8.125% due 06/24/2002	150	155
FleetBoston Financial Corp.		
9.900% due 06/15/2001	200	202
Ford Credit Canada		
6.820% due 12/16/2002 (d)	56,000	55,943
Ford Motor Credit Co.		
7.020% due 06/07/2001	1,000	1,003
5.030% due 07/13/2001 (d)	47,700	47,690
6.813% due 09/03/2001 (d)	27,000	27,024
7.000% due 09/25/2001	1,125	1,136
6.918% due 10/15/2001 (d)	13,000	13,005
6.838% due 11/16/2001 (d)	82,800	82,869
8.240% due 01/15/2002	85	87
5.804% due 01/17/2002 (d)	53,945	53,901
8.200% due 02/15/2002	500	513
6.500% due 02/28/2002	1,710	1,732
6.093% due 03/19/2002 (d)	28,458	28,399
6.873% due 04/29/2002 (d)	33,000	33,007
6.961% due 05/21/2002 (d)	7,000	7,005
6.878% due 05/23/2002 (d)	14,000	14,018
6.823% due 06/04/2002 (d)	12,000	12,000
8.000% due 06/15/2002	150	155
5.939% due 07/16/2002 (d)	172,555	172,496
6.911% due 08/01/2002 (d)	36,000	35,989
6.550% due 09/10/2002	4,000	4,064
5.829% due 10/15/2002 (d)	35,050	35,012
7.750% due 11/15/2002	5,730	5,931
6.000% due 01/14/2003	1,100	1,109
7.500% due 01/15/2003	250	258
6.900% due 02/03/2003 (d)	40,000	39,883
5.535% due 02/13/2003 (d)	284,185	282,374
5.133% due 03/17/2003 (d)	37,000	36,723
6.125% due 04/28/2003	26,130	26,409
5.323% due 06/02/2003 (d)	38,100	38,050
6.826% due 06/20/2003 (d)	16,900	16,885
6.625% due 06/30/2003	775	791
5.605% due 11/24/2003 (d)	47,000	46,916
5.750% due 02/23/2004	1,216	1,215
6.125% due 03/20/2004	400	404
5.860% due 04/26/2004 (d)	63,000	62,473
6.951% due 05/21/2004 (d)	32,200	31,883
6.873% due 06/02/2004 (d)	1,500	1,485
7.500% due 06/15/2004	100	105
6.700% due 07/16/2004	92,905	95,111
6.089% due 07/19/2004 (d)	174,500	173,338
8.250% due 02/23/2005	2,500	2,681
7.500% due 03/15/2005	17,000	17,801
6.946% due 04/28/2005 (d)	58,000	56,929
5.353% due 06/30/2005 (d)	65,000	64,244
6.179% due 07/18/2005 (d)	214,000	210,617
7.600% due 08/01/2005	5,000	5,268
6.375% due 12/15/2005	100	101
5.400% due 08/27/2006 (d)	27,500	27,500
7.200% due 06/15/2007	25	26
5.800% due 01/12/2009	155	146
Fuji Bank Ltd.		
9.870% due 12/31/2049 (d)	25,475	21,123
General Electric Capital Corp.		
6.020% due 05/04/2001	1,000	1,001
5.500% due 11/01/2001	50	50

	Principal Amount (000s)	Value (000s)
5.650% due 03/31/2003	125	127
6.210% due 12/09/2005	400	413
7.875% due 12/01/2006	30	33
General Motors Acceptance Corp.		
7.125% due 05/01/2001	44,395	44,464
6.750% due 06/05/2001	880	883
6.875% due 07/15/2001	1,000	1,006
6.375% due 12/01/2001	765	772
5.500% due 12/15/2001	100	100
9.625% due 12/15/2001	5,650	5,826
6.625% due 01/10/2002	500	506
6.750% due 02/07/2002	1,590	1,612
7.750% due 03/25/2002	125	129
6.250% due 08/15/2002	100	101
7.000% due 09/15/2002	250	255
6.625% due 10/01/2002	5,000	5,089
7.103% due 10/07/2002 (d)	18,100	18,124
5.509% due 11/12/2002 (d)	10,200	10,210
5.609% due 11/12/2002 (d)	28,995	28,917
6.860% due 12/09/2002 (d)	64,050	64,157
6.750% due 12/10/2002	500	511
6.200% due 12/15/2002	500	506
5.480% due 12/16/2002	150	150
6.000% due 01/15/2003	990	1,002
5.875% due 01/22/2003	100,500	101,153
5.548% due 02/14/2003 (d)	10,000	9,962
5.210% due 03/10/2003 (d)	7,000	6,970
6.750% due 03/15/2003	49,725	50,906
7.125% due 05/01/2003	36,000	37,054
6.394% due 07/20/2003 (d)	13,042	13,030
5.924% due 07/21/2003 (d)	13,700	13,720
5.510% due 08/18/2003 (d)	128,090	127,973
5.550% due 09/15/2003	32,000	31,954
6.625% due 10/20/2003	2,000	2,046
5.750% due 11/10/2003	1,100	1,102
6.396% due 01/20/2004 (d)	273,857	273,826
5.750% due 03/22/2004 (d)	123,300	123,300
6.536% due 04/05/2004 (d)	43,500	42,879
6.930% due 05/28/2004 (d)	73,000	71,588
6.850% due 06/17/2004	1,200	1,234
5.999% due 07/21/2004 (d)	62,800	62,233
7.291% due 09/20/2004 (d)	19,951	19,933
6.650% due 11/17/2005	500	509
6.150% due 04/05/2007	150	146
8.950% due 07/02/2009	17,333	18,580
Gold Eagle Capital Ltd.		
11.079% due 04/15/2001 (d)	46,300	46,300
Golden State Holdings		
6.750% due 08/01/2001 (d)	1,950	1,946
7.759% due 08/01/2003 (d)	500	485
Goldman Sachs Group, Inc.		
5.971% due 01/17/2003 (d)	72,000	72,124
6.625% due 12/01/2004	275	281
7.625% due 08/17/2005	23,000	24,515
7.458% due 02/09/2009 (d)	10,000	10,084
6.500% due 02/25/2009	140	139
Great Western Finance Trust II		
8.206% due 02/01/2027	150	145
Halyard RE		
10.555% due 04/05/2002 (d)	1,800	1,800
Hansol Paper Co. Ltd.		
8.943% due 05/24/2001 (d)	20,000	20,200
Hartford Life, Inc.		
6.900% due 06/15/2004	600	622
Heller Financial, Inc.		
6.803% due 06/07/2001 (d)	4,000	4,002
5.116% due 06/25/2001 (d)	101,250	101,288
5.750% due 09/25/2001	1,400	1,405
5.979% due 10/22/2001 (d)	19,200	19,215
6.500% due 11/01/2001	250	252
7.658% due 11/09/2001 (d)	4,400	4,421
5.889% due 04/22/2002 (d)	2,100	2,100
6.940% due 04/26/2002 (d)	12,000	11,992
6.850% due 05/07/2002 (d)	25,400	25,386
6.930% due 05/13/2002 (d)	10,000	9,992
7.000% due 05/15/2002	900	915
6.500% due 07/22/2002	140	142
5.979% due 07/24/2002 (d)	16,200	16,233
5.858% due 04/28/2003 (d)	53,500	53,350
6.989% due 04/28/2003 (d)	26,000	25,960
Hertz Corp.		
7.000% due 07/15/2003	13,300	13,684
Hitachi Credit America		
5.939% due 10/15/2003 (d)	11,500	11,501
Household Bank		
6.961% due 04/03/2001 (d)	16,000	16,000
6.820% due 09/26/2001 (d)	9,000	9,007
6.949% due 10/22/2003 (d)	15,000	14,956
Household Capital Trust III		
7.010% due 06/26/2004 (d)	23,925	22,133
Household Finance Corp.		
6.490% due 04/09/2001	9,920	9,922
6.780% due 06/22/2001 (d)	3,000	3,000
6.909% due 08/01/2001 (d)	1,500	1,501

Schedule of Investments
Total Return Fund
March 31, 2001

			Principal Amount (000s)	Value (000s)
	6.909% due	11/01/2001 (d)	4,500	4,504
	6.876% due	05/07/2002 (d)	43,450	43,252
	6.951% due	05/24/2002 (d)	113,800	113,938
	7.080% due	06/03/2002	15,000	15,345
	5.875% due	11/01/2002	200	202
	6.125% due	02/27/2003	500	504
	5.116% due	06/24/2003 (d)	31,000	30,897
Household Netherlands BV				
	6.125% due	03/01/2003	18,100	18,275
HSBC Capital Funding LP				
	10.176% due	12/29/2049	20,000	20,735
	9.547% due	12/31/2049	76,400	88,226
	10.176% due	12/31/2049	26,160	32,221
Industrial Bank of Korea				
	7.100% due	10/15/2001	3,290	3,313
Inter-American Development Bank				
	5.375% due	01/18/2006	181,000	181,970
	8.875% due	06/01/2009	200	242
	7.375% due	01/15/2010	4,200	4,678
International Bank for Reconstruction & Development				
	7.000% due	01/27/2005	1,000	1,065
International Lease Finance Corp.				
	5.930% due	07/15/2003	14,000	14,172
J.P. Morgan & Co., Inc.				
	6.700% due	11/01/2007	30	31
	6.655% due	02/15/2012 (d)	600	548
JET Equipment Trust				
	10.000% due	06/15/2012	80	92
	10.690% due	05/01/2015	100	122
John Hancock				
	7.375% due	02/15/2024	360	351
KBC Bank Fund Trust III				
	9.860% due	11/29/2049 (d)	5,700	6,394
Key Bank USA NA				
	7.550% due	09/15/2006	350	370
Kimco Realty Corp.				
	6.500% due	10/01/2003	200	203
Korea Development Bank				
	7.125% due	09/17/2001	13,055	13,141
	7.900% due	02/01/2002	300	304
	8.600% due	03/25/2002	6,600	6,786
	6.500% due	11/15/2002	440	444
	6.750% due	12/01/2005	55	55
	7.250% due	05/15/2006	50	51
LB Rheinland - PFALZ				
	5.000% due	02/23/2028	3,400	3,383
Lehman Brothers Holdings, Inc.				
	7.019% due	03/18/2002 (d)	10,000	10,000
	6.375% due	05/07/2002	61,290	62,098
	8.750% due	05/15/2002	219	227
	6.186% due	07/08/2002 (d)	60,100	60,139
	6.479% due	07/15/2002 (d)	43,651	43,945
	7.125% due	07/15/2002	100	102
	7.080% due	08/12/2002 (d)	6,500	6,489
	7.450% due	08/28/2002 (d)	6,500	6,509
	5.389% due	09/03/2002 (d)	14,000	14,003
	5.610% due	12/12/2002 (d)	60,100	60,344
	5.240% due	04/04/2003 (d)	132,550	132,747
	7.625% due	06/01/2006	350	370
LG&E Capital Corp.				
	7.360% due	06/18/2001 (d)	400	400
	6.205% due	05/01/2004	1,000	966
	6.460% due	01/15/2008	3,000	2,714
Liberty Mutual Insurance				
	8.200% due	05/04/2007	17,510	18,272
Limestone Electron Trust				
	8.625% due	03/15/2003	71,350	74,521
Lion Connecticut Holdings				
	6.375% due	08/15/2003	200	204
	7.250% due	08/15/2023	50	48
Lloyds TSB Bank				
	5.745% due	08/26/2010 (d)	3,000	2,999
MBNA America Bank NA				
	7.010% due	04/25/2002 (d)	1,000	999
MBNA Corp.				
	5.610% due	08/07/2001 (d)	100	100
	6.980% due	09/13/2001 (d)	10,300	10,310
MCN Investment Corp.				
	7.120% due	01/16/2004	7,500	7,614
	6.300% due	04/02/2011	7,500	7,500
Merrill Lynch & Co.				
	6.500% due	04/01/2001	400	400
	6.750% due	04/30/2001	2,775	2,778
	8.000% due	02/01/2002	400	410
	7.375% due	08/17/2002	300	310
	8.300% due	11/01/2002	700	734
	6.000% due	02/12/2003	500	509
	6.875% due	03/01/2003	140	145
	5.006% due	06/24/2003 (d)	27,000	26,992
	6.550% due	08/01/2004	400	414
	7.000% due	04/27/2008	100	104
Metropolitan Life Insurance Co.				
	6.300% due	11/01/2003	6,800	6,910
MIC Financing Trust I				

	Principal Amount (000s)	Value (000s)
8.375% due 02/01/2027	36,000	32,484
Monumental Global Funding II		
6.910% due 09/26/2003 (d)	58,500	58,519
Morgan Stanley Group, Inc.		
6.700% due 05/01/2001	600	601
9.375% due 06/15/2001	300	303
5.228% due 03/11/2003 (d)	11,500	11,500
6.375% due 12/15/2003	150	154
5.625% due 01/20/2004	1,200	1,206
Morgan Stanley, Dean Witter & Co.		
6.948% due 04/15/2002 (d)	550	551
5.590% due 05/05/2003 (d)	43,000	43,088
6.964% due 08/07/2003 (d)	140,800	140,974
5.899% due 04/22/2004 (d)	108,500	108,622
Nacional Financiera		
9.750% due 03/12/2002	10,000	10,365
7.284% due 05/08/2003 (d)	7,750	8,021
National Rural Utilities Cooperative Finance Corp.		
6.880% due 05/31/2002 (d)	10,000	10,010
5.721% due 08/13/2002 (d)	12,000	12,003
6.250% due 04/15/2003	50,000	50,728
National Westminster Bank PLC		
5.520% due 09/16/2002 (d)	12,275	12,317
9.375% due 11/15/2003	200	220
Newcourt Credit Group, Inc.		
6.875% due 02/16/2005	7,500	7,712
Noble Affiliates, Inc.		
8.950% due 12/15/2004	11,500	11,990
Nordbanken AB		
7.250% due 11/12/2009	25,250	26,224
8.950% due 11/19/2049	4,000	4,389
Nordstrom Credit, Inc.		
7.250% due 04/30/2002	1,000	1,026
Northern Rock PLC		
2.000% due 01/01/2000	660	14,685
Okobank		
7.040% due 05/23/2006 (d)	10,000	10,081
Old Kent Bank		
6.275% due 11/01/2005 (d)	1,300	1,299
7.750% due 08/15/2010	19,500	20,517
Orix Credit Alliance, Inc.		
6.785% due 04/16/2001	15,000	15,007
7.640% due 09/17/2001	13,000	13,163
Osprey Trust		
8.310% due 01/15/2003	75,475	77,834
Pacific Life Insurance Co.		
7.900% due 12/30/2023	8,000	8,097
Paine Webber Group, Inc.		
7.030% due 05/20/2002 (d)	1,000	1,000
7.290% due 07/15/2002 (d)	200	201
Parker Retirement Savings Plan		
6.340% due 07/15/2008	791	791
PDVSA Finance Ltd.		
7.400% due 08/15/2016	1,200	966
Pemex Finance Ltd.		
6.125% due 11/15/2003	17,111	17,007
PNC Bank NA		
5.150% due 01/24/2002 (d)	49,000	49,030
PNC Funding Corp.		
6.875% due 03/01/2003	100	103
7.000% due 09/01/2004	20,000	20,771
PNC Institutional Capital Trust A		
7.950% due 12/15/2026	150	146
Popular North American, Inc.		
6.875% due 06/15/2001	16,500	16,559
7.375% due 09/15/2001	25,000	25,263
Popular, Inc.		
6.200% due 04/30/2001	3,336	3,338
6.540% due 11/06/2001	18,705	18,877
6.625% due 01/15/2004	19,500	19,804
Premium Asset Trust		
7.076% due 11/27/2004 (d)	48,900	49,009
Prime Property Funding II		
7.000% due 08/15/2004	110	112
Protective Life Funding Trust		
6.089% due 01/17/2003 (d)	2,000	2,003
Prudential Funding Corp.		
6.375% due 07/23/2006	100	101
6.625% due 04/01/2009	17,000	16,110
PSEG Capital Corp.		
6.740% due 10/23/2001	1,400	1,414
Qwest Capital Funding, Inc.		
6.875% due 08/15/2001	73,750	74,190
7.253% due 07/08/2002 (d)	18,000	18,024
Reliance Group Holdings, Inc.		
9.000% due 11/15/2000 (e)	19,000	1,663
9.750% due 11/15/2003 (e)	10,000	288
Reliant Energy Financial Co.		
7.660% due 12/10/2001 (d)	53,100	53,120
Rothmans Holdings		
6.500% due 05/06/2003	16,390	16,561
Royal Bank of Scotland Group PLC		
6.770% due 03/31/2049	126,500	115,896
8.817% due 03/31/2049	41,600	45,064

Schedule of Investments
Total Return Fund
March 31, 2001

		Principal Amount (000s)	Value (000s)
	9.118% due 03/31/2049	66,400	75,622
Salomon, Inc.			
	6.650% due 07/15/2001	600	603
	7.000% due 03/04/2002	18,850	19,236
	6.750% due 02/15/2003	450	462
Salomon, Smith Barney Holdings			
	3.650% due 02/14/2002 (i)	30,140	30,306
	6.625% due 07/01/2002	55	56
	6.125% due 01/15/2003	290	294
	5.629% due 02/11/2003 (d)	44,200	44,264
	5.848% due 04/28/2003 (d)	28,000	28,027
	7.000% due 03/15/2004	100	104
Sears Roebuck Acceptance Corp.			
	6.800% due 05/07/2001	500	501
	6.790% due 05/21/2001	500	501
	7.190% due 06/18/2001	5,880	5,908
	7.110% due 06/19/2001	1,000	1,005
	6.860% due 07/03/2001	3,409	3,426
	9.400% due 08/02/2001	250	253
	6.860% due 08/06/2001	400	403
	6.710% due 08/13/2001	80	80
	6.600% due 10/09/2001	17,000	17,162
	6.360% due 12/04/2001	290	293
	6.120% due 12/13/2001	260	262
	6.950% due 05/15/2002	300	305
	6.000% due 03/20/2003	149,750	150,403
	7.260% due 04/21/2003	3,000	3,104
	7.140% due 05/02/2003	5,000	5,164
	6.560% due 11/20/2003	1,178	1,204
Seismic Ltd.			
	10.901% due 01/01/2002 (d)	32,500	32,305
Simon Property Group, Inc.			
	9.000% due 03/15/2002	2,000	2,054
Socgen Real Estate LLC			
	7.640% due 12/29/2049	20,000	20,120
Spieker Properties, Inc.			
	6.800% due 12/15/2001	5,500	5,552
	6.950% due 12/15/2002	1,600	1,632
	6.800% due 05/01/2004	1,000	1,020
Steers			
	10.501% due 08/07/2002 (d)	20,000	20,388
Sumitomo Bank Treasury Co.			
	9.400% due 12/29/2049 (d)	6,750	6,510
Sun Life of Canada (U.S.)			
	8.526% due 05/29/2049	250	235
Telewest Credit Links			
	8.500% due 04/16/2004	25,000	21,459
Textron Financial Corp.			
	5.860% due 10/26/2001 (d)	11,200	11,219
	7.099% due 05/28/2002 (d)	51,900	51,836
	7.034% due 09/17/2002 (d)	2,000	2,004
The Money Store, Inc.			
	8.050% due 04/15/2002	300	309
	7.300% due 12/01/2002	100	103
Tokai Capital Corp.			
	9.980% due 12/29/2049 (d)	9,735	8,120
Toyota Motor Credit Corp.			
	7.325% due 02/15/2002 (d)	40,000	40,068
Transamerica Finance Corp.			
	6.798% due 09/17/2001 (d)	12,000	12,000
	6.125% due 11/01/2001	29,000	29,187
	6.830% due 12/14/2001 (d)	64,300	64,320
	5.920% due 03/29/2002	52,050	52,572
	7.250% due 08/15/2002	86,195	88,243
	7.500% due 03/15/2004	270	283
U.S. Bancorp			
	6.750% due 01/16/2002 (d)	49,000	49,024
	5.755% due 02/03/2003 (d)	18,100	18,166
	6.924% due 03/06/2003	600	602
	6.500% due 06/15/2004	600	616
UBS Preferred Funding Trust I			
	8.622% due 10/29/2049	38,900	43,083
Wachovia Corp.			
	6.375% due 04/15/2003	200	204
	6.075% due 05/02/2005 (d)	78,100	78,007
Washington Mutual Capital I			
	8.375% due 06/01/2027	235	225
Wells Fargo & Co.			
	8.750% due 05/01/2002	100	104
	6.500% due 09/03/2002	100	102
	6.625% due 07/15/2004	6,500	6,740
	6.025% due 05/02/2005 (d)	77,300	77,235
Wells Fargo Financial, Inc.			
	6.375% due 07/16/2002	500	509
	6.250% due 11/01/2002	100	102
	7.000% due 01/15/2003	380	393
	6.000% due 02/01/2004	50	51
	10.875% due 04/15/2001	200	200
Westdeutsche Landesbank			
	6.750% due 06/15/2005	36,400	37,341
	6.050% due 01/15/2009	164,600	162,284
		22.0610%	9,355,068

Industrials 7.0%
AIC Corp.

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
6.965% due 10/02/2002 (d)	10,000	9,983
Air Products & Chemicals, Inc.		
6.250% due 06/15/2003	2,500	2,533
Akzo Nobel, Inc.		
6.000% due 11/15/2003	32,000	32,319
Allied Waste North America, Inc.		
7.375% due 01/01/2004	18,925	18,641
Alpha Wind		
11.321% due 05/23/2001 (d)	17,200	17,200
America West Airlines, Inc.		
6.870% due 07/02/2018	1,820	1,739
American Airlines, Inc.		
10.210% due 01/01/2010	6,500	7,188
10.610% due 03/04/2011	1,895	2,160
Amoco Corp.		
6.250% due 10/15/2004	1,000	1,035
AMR Corp.		
9.400% due 05/08/2001	3,000	3,005
9.430% due 05/10/2001	1,000	1,002
9.500% due 05/15/2001	6,480	6,495
9.130% due 10/25/2001	2,000	2,042
8.470% due 02/20/2002	2,000	2,036
8.500% due 02/26/2002	1,000	1,018
Anheuser-Busch Companies, Inc.		
6.750% due 08/01/2003	500	524
Atlas Air, Inc.		
9.504% due 10/04/2004 (d)	22,700	22,700
10.504% due 10/04/2004 (d)	3,000	3,000
Baxter International, Inc.		
9.500% due 06/15/2008	200	237
Bayer Corp.		
6.500% due 10/01/2002	250	255
Boeing Co.		
6.350% due 06/15/2003	750	777
Boise Cascade Corp.		
7.150% due 05/15/2001	10,000	10,005
Browning-Ferris Industries, Inc.		
6.100% due 01/15/2003 (d)	6,000	5,844
Campbell Soup Co.		
4.750% due 10/01/2003	700	690
Cargill, Inc.		
6.871% due 01/14/2002 (d)	11,700	11,704
Cemex SA de CV		
9.250% due 06/17/2002	5,000	5,144
8.625% due 07/18/2003	48,250	49,698
Champion International Corp.		
9.700% due 05/01/2001	4,000	4,013
Clear Channel Communications, Inc.		
7.210% due 06/15/2002 (d)	20,000	20,056
Coastal Corp.		
5.554% due 03/06/2002 (d)	146,350	146,350
8.125% due 09/15/2002	250	258
Coca-Cola Enterprises, Inc.		
6.375% due 08/01/2001	500	502
7.875% due 02/01/2002	100	103
6.000% due 07/15/2003	250	255
5.750% due 11/01/2008	100	99
Colgate-Palmolive Co.		
6.000% due 08/15/2003	45	46
Comcast Cable Communications		
8.375% due 05/01/2007	145	159
Continental Airlines, Inc.		
6.410% due 04/15/2007	337	343
6.800% due 07/02/2007	25	25
6.954% due 02/02/2011	22,768	23,011
6.900% due 01/02/2018	1,468	1,499
Cox Communications, Inc.		
7.000% due 08/15/2001	1,500	1,506
6.500% due 11/15/2002	200	202
Cox Enterprises, Inc.		
6.625% due 06/14/2002	7,250	7,334
6.425% due 05/01/2033 (d)	500	500
CSX Corp.		
7.260% due 06/24/2002 (d)	30,700	30,721
DaimlerChrysler North America Holding Corp.		
6.630% due 09/21/2001	1,000	1,008
6.899% due 01/18/2002 (d)	41,000	40,802
7.125% due 03/01/2002	16,500	16,604
5.640% due 08/23/2002 (d)	15,400	15,272
5.790% due 12/16/2002 (d)	93,100	92,715
7.750% due 05/27/2003	45,000	46,563
5.720% due 08/16/2004 (d)	76,600	74,666
7.250% due 01/18/2006	40,000	41,055
Delta Air Lines Equipment Trust		
9.230% due 07/02/2002 (l)	1,956	2,034
10.500% due 01/02/2007 (l)	7,372	8,536
10.570% due 01/02/2007 (l)	15,881	18,571
10.370% due 01/02/2007 (l)	9,629	10,978
9.550% due 01/02/2008 (l)	7,773	8,845
10.430% due 01/02/2011	1,810	1,949
10.140% due 08/14/2012	1,000	1,102
10.000% due 06/05/2013	10,828	11,446
Delta Air Lines, Inc.		
6.650% due 03/15/2004	13,500	13,208

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
7.379% due 05/18/2010	8,200	8,704
9.200% due 09/23/2014	6,000	6,031
10.500% due 04/30/2016	6,050	6,935
Duty Free International, Inc.		
7.000% due 01/15/2004	175	177
Eastman Chemical Co.		
6.375% due 01/15/2004	5,750	5,608
Electric Lightwave, Inc.		
6.050% due 05/15/2004	10,700	9,779
Eli Lilly & Co.		
8.125% due 12/01/2001	500	511
6.250% due 03/15/2003	100	102
Enron Corp.		
5.510% due 09/10/2001 (d)	35,000	35,029
6.450% due 11/15/2001	5,275	5,311
8.375% due 05/23/2005	12,000	13,010
Federal Express Corp.		
6.845% due 01/15/2019	811	809
Ford Capital BV		
9.375% due 05/15/2001	300	301
9.500% due 06/01/2010	200	229
Ford Motor Co.		
9.000% due 09/15/2001	980	996
6.625% due 10/01/2028	115,800	102,927
7.450% due 07/16/2031	10,000	9,855
7.400% due 11/01/2046	2,380	2,234
Fortune Brands, Inc.		
8.500% due 10/01/2003	500	535
Fred Meyer, Inc.		
7.150% due 03/01/2003	13,000	13,480
7.375% due 03/01/2005	38,100	39,911
General Foods Corp.		
6.000% due 06/15/2001	200	200
General Motors Corp.		
9.125% due 07/15/2001	100	101
6.250% due 05/01/2005	300	303
Gillette Co.		
6.250% due 08/15/2003	750	773
5.750% due 10/15/2005	1,500	1,520
Grupo Elektra SA		
12.750% due 05/15/2001	1,000	1,005
Harrahs Operating Co., Inc.		
7.875% due 12/15/2005	5,000	5,025
HCA - The Healthcare Co.		
8.020% due 08/05/2002	9,000	9,201
8.049% due 09/19/2002 (d)	60,500	60,497
8.130% due 08/04/2003	7,300	7,568
6.910% due 06/15/2005	9,500	9,352
6.630% due 07/15/2045	10,000	10,101
6.730% due 07/15/2045	22,560	22,797
Heinz (H.J.) Co.		
6.875% due 01/15/2003	100	103
Hilton Hotels Corp.		
7.375% due 06/01/2002	1,000	1,009
HNA Holdings, Inc.		
6.125% due 02/01/2004	200	207
Houghton Mifflin Co.		
5.990% due 12/03/2001	3,000	3,012
IBM Corp.		
7.250% due 11/01/2002	625	645
ICI Wilmington, Inc.		
6.750% due 09/15/2002	10,000	10,119
IMEXSA Export Trust		
10.125% due 05/31/2003	7,091	6,907
Imperial Tobacco Overseas BV		
7.125% due 04/01/2009	21,785	21,378
International Game Technology		
7.875% due 05/15/2004	14,500	14,718
International Paper Co.		
7.000% due 06/01/2001	2,000	2,005
6.666% due 07/08/2002 (d)	48,600	48,657
Kroger Co.		
6.340% due 06/01/2001	50,924	50,984
Lockheed Martin Corp.		
6.850% due 05/15/2001	89,064	89,188
Mandalay Resort Group		
6.750% due 07/15/2003	4,500	4,354
Martin Marietta Corp.		
6.500% due 04/15/2003	50	51
Mazda Manufacturing Corp.		
10.500% due 07/01/2008 (l)	1,980	2,510
Nabisco, Inc.		
6.800% due 09/01/2001	3,000	3,006
6.700% due 06/15/2002	9,000	9,045
6.125% due 02/01/2033	15,000	15,079
News America Holdings, Inc.		
8.625% due 02/01/2003	750	786
Norfolk Southern Corp.		
6.950% due 05/01/2002	12,000	12,196
7.875% due 02/15/2004	50	53
Northwest Airlines, Inc.		
8.970% due 01/02/2015	1,576	1,684
8.072% due 10/01/2019	400	437
Occidental Petroleum Corp.		

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
6.400% due 04/01/2003	17,710	17,834
Park Place Entertainment Corp.		
7.950% due 08/01/2003	18,500	19,009
Petroleos Mexicanos		
7.769% due 07/15/2005 (d)	32,250	32,331
7.845% due 07/15/2005 (d)	94,000	94,235
8.850% due 09/15/2007	1,800	1,852
9.375% due 12/02/2008	39,650	41,335
9.500% due 09/15/2027	31,000	32,473
Philip Morris Cos., Inc.		
8.750% due 06/01/2001	7,735	7,775
6.000% due 07/15/2001	1,000	999
7.250% due 09/15/2001	3,770	3,797
7.500% due 01/15/2002	50	51
7.625% due 05/15/2002	8,300	8,475
6.800% due 12/01/2003	48,345	49,880
7.000% due 07/15/2005	15,125	15,646
6.950% due 06/01/2006	9,540	9,552
7.200% due 02/01/2007	34,000	35,278
Phillips Petroleum Co.		
9.000% due 06/01/2001	2,000	2,010
Premium Asset Trust		
7.029% due 09/08/2007	25,000	24,938
Procter & Gamble Co.		
5.250% due 09/15/2003	35,900	36,220
Racers		
6.930% due 03/03/2003 (d)	282,400	282,549
6.209% due 04/01/2003 (d)	20,000	19,956
8.760% due 04/28/2003 (d)	30,000	30,735
6.800% due 09/15/2005 (d)	15,000	14,967
Raytheon Co.		
5.739% due 08/10/2001 (d)	74,100	74,186
7.310% due 03/01/2002 (d)	8,650	8,656
Rollins Truck Leasing Co.		
8.250% due 05/01/2002	13,400	13,762
Saferco		
9.590% due 05/31/2001	3,000	3,021
Safeway, Inc.		
7.000% due 09/15/2002	1,125	1,146
6.850% due 09/15/2004	250	260
Sara Lee Corp.		
6.300% due 11/07/2005	500	511
Scotia Pacific Co. LLC		
7.710% due 01/20/2014 (d)	305	224
Sears, Roebuck & Co.		
8.390% due 02/14/2002	240	245
6.250% due 01/15/2004	300	301
SmithKline Beecham Corp.		
7.375% due 04/15/2005	150	160
Sun Microsystems, Inc.		
7.000% due 08/15/2002	200	202
TCI Communications, Inc.		
7.176% due 04/03/2002 (d)	11,600	11,664
5.580% due 03/11/2003 (d)	5,000	5,030
6.375% due 05/01/2003	3,280	3,311
8.650% due 09/15/2004	625	672
8.000% due 08/01/2005	450	478
Tele-Communications, Inc.		
8.250% due 01/15/2003	43,125	45,078
Tenet Healthcare Corp.		
7.875% due 01/15/2003	10,300	10,519
8.625% due 12/01/2003	6,200	6,441
Texaco Capital, Inc.		
8.500% due 02/15/2003	700	745
6.000% due 06/15/2005	400	409
Textron, Inc.		
6.750% due 09/15/2002	225	229
Time Warner, Inc.		
6.100% due 12/30/2001	41,875	42,043
7.975% due 08/15/2004	19,770	21,087
Times Mirror Co.		
6.650% due 10/15/2001	300	303
TRW, Inc.		
6.450% due 06/15/2001	31,135	31,102
6.625% due 06/01/2004	8,925	8,856
Tyco International Group SA		
6.125% due 06/15/2001	5,600	5,605
6.875% due 09/05/2002	675	685
Union Pacific Corp.		
7.875% due 02/15/2002	8,000	8,156
7.365% due 07/01/2002 (d)	25,500	25,543
6.930% due 06/01/2003	1,000	1,030
6.000% due 09/01/2003	8,000	8,000
6.120% due 02/01/2004	250	249
Unisys Corp.		
9.210% due 01/21/2017	2,000	2,114
United Air Lines, Inc.		
9.200% due 03/22/2008	3,950	4,311
10.360% due 11/13/2012	7,000	7,826
10.020% due 03/22/2014	6,925	7,490
10.850% due 07/05/2014	34,111	39,667
10.850% due 02/19/2015	1,500	1,725
10.125% due 03/22/2015	14,300	15,651
9.060% due 06/17/2015	5,000	5,095

Schedule of Investments
Total Return Fund
March 31, 2001

			Principal Amount (000s)	Value (000s)
United Technologies Corp.				
	7.125% due	11/15/2010	450	486
US Airways, Inc.				
	6.850% due	01/30/2018	143	138
UST, Inc.				
	7.250% due	06/01/2009	15,000	14,278
USX Corp.				
	9.800% due	07/01/2001	24,050	24,294
Wal-Mart Stores, Inc.				
	8.625% due	04/01/2001	2,450	2,450
	6.150% due	08/10/2001	450	452
	6.750% due	05/24/2002	170	173
	6.500% due	06/01/2003	200	207
Walt Disney Co.				
	5.125% due	12/15/2003	500	499
Waste Management, Inc.				
	6.700% due	05/01/2001	10,000	10,002
	6.000% due	05/15/2001	28,800	28,762
	6.125% due	07/15/2001	23,900	23,857
	6.375% due	12/01/2003	200	200
	6.500% due	05/15/2004	94,000	94,015
Witco Corp.				
	6.600% due	04/01/2003	100	99
Yorkshire Power				
	6.154% due	02/25/2003	17,000	17,008
			7.0108%	2,972,965
Utilities 5.9%				
Alabama Power Co.				
	5.350% due	11/15/2003	1,600	1,590
Allete				
	6.499% due	10/20/2003 (d)	79,700	79,786
Appalachian Power Co.				
	7.270% due	06/27/2001 (d)	20,000	20,006
Arizona Public Service Co.				
	6.109% due	11/15/2001 (d)	14,000	14,015
Ashland, Inc.				
	8.450% due	12/05/2001	3,000	3,069
	7.253% due	03/07/2003 (d)	300	300
AT&T Canada, Inc.				
	0.000% due	11/01/2007	1,000	899
	0.000% due	06/15/2008	14,630	12,178
AT&T Corp.				
	5.125% due	04/01/2001	600	600
	7.350% due	08/27/2001	7,200	7,258
	7.125% due	01/15/2002	275	278
Baltimore Gas & Electric				
	6.125% due	07/01/2003	150	153
Bell Atlantic Maryland, Inc.				
	8.000% due	10/15/2029	1,125	1,217
Bell Atlantic Virginia, Inc.				
	5.625% due	03/01/2007	500	486
BellSouth Telecommunications, Inc.				
	6.000% due	06/15/2002	10,000	10,119
	6.250% due	05/15/2003	100	102
British Telecommunications PLC				
	6.079% due	12/15/2003 (d)	94,800	94,839
	7.625% due	12/15/2005	5,000	5,179
	8.125% due	12/15/2010 (d)	83,000	86,717
Calpine Corp.				
	9.250% due	02/01/2004	4,150	4,152
CE Electric Funding				
	6.853% due	12/30/2004	250	252
Central Maine Power Co.				
	7.430% due	08/25/2003	13,000	13,552
Central Power & Light Co.				
	7.351% due	11/23/2001 (d)	18,100	18,121
Cleveland Electric Illuminating Co.				
	9.500% due	05/15/2005	33,000	34,158
CMS Energy Corp.				
	8.375% due	07/01/2003	15,000	15,276
	7.000% due	01/15/2005	41,325	39,637
	8.000% due	07/01/2011	1,000	1,002
Columbia Energy Group				
	6.610% due	11/28/2002	5,000	5,094
Columbus Southern Power Co.				
	6.850% due	10/03/2005	10,000	10,299
Commonwealth Edison Co.				
	6.625% due	07/15/2003	1,000	1,025
	7.145% due	09/30/2003 (d)	17,700	17,706
	9.875% due	06/15/2020	11,700	13,213
Connecticut Light & Power Co.				
	7.875% due	06/01/2001	5,100	5,119
	7.750% due	06/01/2002	5,000	5,116
	8.590% due	06/05/2003	27,000	29,085
Consolidated Edison, Inc.				
	6.625% due	02/01/2002	100	101
	6.720% due	06/15/2002 (d)	11,000	11,014
	6.375% due	04/01/2003	1,000	1,018
Consolidated Natural Gas Co.				
	7.250% due	10/01/2004	43,750	45,631
Constellation Energy Group				
	7.219% due	04/04/2003 (d)	15,000	14,971
Detroit Edison Co.				
	7.210% due	08/01/2002	1,000	1,029

Schedule of Investments
Total Return Fund
March 31, 2001

			Principal Amount (000s)	Value (000s)
	6.341% due	07/15/2028	1,000	993
Dominion Resources, Inc.				
	7.600% due	07/15/2003	35,000	36,440
DTE Capital Corp.				
	8.350% due	11/15/2038 (d)	90,250	92,148
Duke Energy Corp.				
	5.875% due	06/01/2001	375	375
El Paso Electric Co.				
	9.400% due	05/01/2011	7,455	8,269
El Paso Energy Corp.				
	6.625% due	07/15/2001	27,000	27,119
El Paso Natural Gas Co.				
	7.750% due	01/15/2002	15,000	15,264
Entergy Arkansas, Inc.				
	7.000% due	03/01/2002	3,580	3,620
	7.720% due	03/01/2003	200	207
Entergy Gulf States, Inc.				
	6.410% due	08/01/2001	5,800	5,819
Entergy Louisiana, Inc.				
	7.740% due	07/01/2002	599	600
	8.500% due	06/01/2003	3,000	3,162
Entergy Mississippi, Inc.				
	7.409% due	05/03/2004 (d)	31,000	31,008
Exelon Corp.				
	5.625% due	11/01/2001	22,350	22,419
Florida Power & Light				
	6.875% due	12/01/2005	4,000	4,191
France Telecom				
	6.308% due	03/14/2003 (d)	83,200	83,246
Georgia Power Co.				
	5.620% due	02/22/2002 (d)	15,000	15,004
Global Crossing Ltd.				
	8.950% due	08/07/2001	3,000	3,040
GTE California, Inc.				
	5.500% due	01/15/2009	100	95
GTE South, Inc.				
	7.250% due	08/01/2002	150	154
Houston Lighting & Power Co.				
	8.750% due	03/01/2022	10,000	10,496
Indiana Bell Telephone Co., Inc.				
	5.500% due	04/01/2007	500	479
Indiana Michigan Power Co.				
	7.305% due	09/03/2002 (d)	5,000	5,004
Indianapolis Power & Light Co.				
	7.375% due	08/01/2007	225	237
Kinder Morgan, Inc.				
	6.450% due	11/30/2001	10,000	10,052
	6.450% due	03/01/2003	240	243
Korea Electric Power Corp.				
	7.000% due	10/01/2002	380	385
	6.375% due	12/01/2003	220	221
Marlin Water Trust				
	7.090% due	12/15/2001	11,238	11,337
Mirant Corp.				
	7.900% due	07/15/2009	175	174
Montana Power Co.				
	7.053% due	04/06/2001 (d)	15,000	15,008
National Power Corp.				
	9.625% due	05/15/2028	16,000	11,131
Nevada Power Co.				
	5.990% due	08/20/2001 (d)	1,200	1,201
	6.200% due	04/15/2004	20,000	19,596
New England Telephone & Telegraph Co.				
	6.250% due	03/15/2003	50	51
	6.375% due	09/01/2008	1,350	1,316
New York Telephone Co.				
	6.250% due	02/15/2004	150	153
	6.000% due	04/15/2008	45	45
Niagara Mohawk Power Co.				
	7.125% due	07/01/2001	34,644	34,786
	7.250% due	10/01/2002	24,783	25,309
	7.375% due	07/01/2003	39,162	40,170
	7.375% due	08/01/2003	1,645	1,709
NorAm Energy Corp.				
	8.920% due	05/15/2001	7,000	7,026
	6.375% due	11/01/2003	22,250	22,726
Nortel Networks Corp.				
	8.750% due	06/12/2001	300	302
	6.875% due	10/01/2002	200	204
Northern Illinois Gas Co.				
	6.450% due	08/01/2001	1,450	1,454
NRG Energy, Inc.				
	8.000% due	11/01/2003	6,000	6,185
NRG Northeast Generating LLC				
	8.065% due	12/15/2004	422	435
Ohio Bell Telephone Co.				
	5.375% due	03/01/2007	950	906
Ohio Power Co.				
	7.000% due	07/01/2004	24,000	24,642
Oneok, Inc.				
	7.390% due	04/24/2002 (d)	8,000	8,014
Pacific Gas & Electric Co.				
	7.575% due	10/31/2001 (d)(e)	33,700	27,803
	5.875% due	10/01/2005 (e)	100	85

Schedule of Investments
Total Return Fund
March 31, 2001

			Principal Amount (000s)	Value (000s)
	7.375% due	11/01/2005 (e)	22,000	16,830
	7.250% due	08/01/2026 (e)	10,000	8,350
Pacific Northwest Bell Telephone				
	4.375% due	09/01/2002	50	49
Portland General Electric Co.				
	7.660% due	01/14/2002	5,000	5,103
PP&L, Inc.				
	6.125% due	05/01/2001 (d)	16,102	16,110
	6.550% due	03/01/2006	500	510
PSEG Energy Holdings, Inc.				
	9.125% due	02/10/2004	120	124
Public Service Co. of Colorado				
	6.000% due	04/15/2003	750	759
Public Service Electric & Gas Co.				
	7.250% due	04/01/2001 (d)	3,191	3,191
	6.125% due	08/01/2002	1,000	1,010
	6.250% due	01/01/2007	1,500	1,505
Public Service Enterprise Group, Inc.				
	7.035% due	06/15/2001 (d)	156,200	156,327
Queststar Pipeline Co.				
	9.375% due	06/01/2021	200	210
RAS LAFFAN Liquid Natural Gas				
	8.294% due	03/15/2014	145	145
Reliant Energy, Inc.				
	9.375% due	06/01/2001	2,000	2,008
Scana Corp.				
	5.910% due	02/08/2002 (d)	13,900	13,918
	6.329% due	07/15/2002 (d)	38,800	38,871
Sierra Pacific Power Co.				
	7.160% due	06/12/2001 (d)	46,000	46,000
Sierra Pacific Resources				
	6.299% due	04/20/2002 (d)	500	425
	6.249% due	04/20/2003 (d)	2,000	1,700
Sonat, Inc.				
	9.000% due	05/01/2001	100	100
Southern California Edison Co.				
	6.500% due	06/01/2001	200	167
	7.204% due	05/01/2002 (d)	24,000	19,560
Sprint Capital Corp.				
	9.500% due	06/06/2001	150	151
	5.679% due	11/15/2001 (d)	144,900	145,094
	6.500% due	11/15/2001	14,365	14,472
	7.010% due	06/10/2002 (d)	14,400	14,422
	7.625% due	06/10/2002	7,000	7,177
	6.850% due	06/24/2002 (d)	62,500	62,562
	8.125% due	07/15/2002	10,378	10,652
System Energy Resources, Inc.				
	7.710% due	08/01/2001	5,800	5,843
TECO Energy, Inc.				
	5.540% due	09/15/2001	44,630	44,796
Telekomunikacja Polska SA				
	7.125% due	12/10/2003	12,200	12,250
	7.750% due	12/10/2008	7,895	7,663
Tennessee Valley Authority				
	0.000% due	04/15/2042	855	410
Texas Utilities Corp.				
	5.420% due	06/25/2001 (d)	173,900	173,875
	6.370% due	08/16/2001	1,000	1,004
	7.389% due	09/24/2001 (d)	160,100	158,574
	5.940% due	10/15/2001	3,000	3,014
	6.500% due	08/16/2002	2,600	2,635
	6.750% due	03/01/2003	150	153
Toledo Edison Co.				
	8.180% due	07/30/2002	1,400	1,440
	8.700% due	09/01/2002	24,500	25,208
	7.850% due	03/31/2003	7,000	7,226
	7.875% due	08/01/2004	500	531
Transcontinental Gas Pipe Corp.				
	7.080% due	07/15/2026	15,000	15,055
TXU Eastern Funding Co.				
	6.150% due	05/15/2002	61,800	62,109
	6.450% due	05/15/2005	15,270	15,218
Union Electric Co.				
	8.000% due	12/15/2022	1,000	1,022
Vodafone Group PLC				
	6.736% due	12/19/2001 (d)	23,900	23,940
	7.750% due	02/15/2010	500	540
Western Massachusetts Electric Co.				
	7.375% due	07/01/2001	23,235	23,303
Williams Cos., Inc.				
	5.889% due	11/15/2001 (d)	26,800	26,839
	6.200% due	08/01/2002	5,000	5,032
Wilmington Trust Co. - Tucson Electric				
	10.732% due	01/01/2013 (l)	991	1,094
WorldCom, Inc.				
	6.125% due	08/15/2001	3,030	3,035
	6.981% due	11/26/2001 (d)	22,100	22,037
	8.875% due	01/15/2006	3,000	3,099
	6.125% due	04/15/2012	1,250	1,252
			5.9028%	2,503,119
Total Corporate Bonds & Notes (Cost $14,798,070)			34.9747%	14,831,152

MUNICIPAL BONDS & NOTES 1.0%

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
Alabama 0.0%		
Jefferson County, Alabama Sewer Revenue Warrants, (FGIC Insured), Series 2001 5.000% due 02/01/2041	5,000	4,694
Jefferson County, Alabama Sewer Revenue Bonds Warrants, (FGIC Insured), Series 2000-323 6.560% due 02/01/2029 (d)	4,500	4,337
Jefferson County, Alabama Sewer Revenue Bonds Warrants, (FGIC Insured), Series 2000-352 5.912% due 02/01/2036 (d)	625	573
Jefferson County, Alabama Sewer Revenue Bonds, (FGIC Insured), Series 2001 6.940% due 02/01/2039	5,500	5,170
Montgomery Alabama Special Care Facilities Financing Authority Revenue Bonds, (MBIA Insured), Series 2000 5.410% due 11/15/2029	1,000	890
		15,664
California 0.1%		
California State Department of Water Resources Center Valley Project Revenue Bonds, Series 2000 6.030% due 12/01/2029	2,500	2,378
California State General Obligation Bonds, Series 2000 7.290% due 05/01/2026	2,635	2,875
Fairfield California Redevelopment Agency Tax Allocation, Series 1997 7.700% due 06/01/2002	10	10
Foothill Eastern Corridor Agency California Toll Road Revenue Bonds, Series 1995		
0.000% due 01/01/2026	9,000	2,449
0.000% due 01/01/2030	3,590	785
Los Angeles County Metropolitan Transportation Authority Sales Tax Revenue Bonds, (AMBAC Insured), Series 2000 5.740% due 07/01/2023	3,500	3,434
Los Angeles, California Wastewater System Revenue Bonds, (FGIC Insured), Series 2000 6.700% due 06/01/2028	6,500	6,313
Modesto California Financing Authority Revenue, (AMBAC Insured), Series 1998 5.000% due 09/01/2029	300	295
Orange County School Board, (MBIA Insured), Series 2000 5.710% due 08/01/2024	3,500	3,360
Port of Oakland, California Revenue Bonds, (FGIC Insured), Series 2000 5.750% due 11/01/2029	1,000	1,054
San Diego Public Facilities Financing Authority Revenue Bonds, (FGIC Insured), Series 1999 5.000% due 05/15/2029	1,000	984
San Francisco, California City & County Common International Airport Revenue Bonds, (MBIA Insured), Series 2000 4.840% due 05/01/2028	3,350	2,680
		26,617
Colorado 0.0%		
Denver Colorado City & County Airport Revenue Bonds, Series 2000 5.980% due 11/15/2025	2,500	2,356
E-470 Public Highway Authority Revenue Bonds, (MBIA Insured), Series 2000 5.750% due 09/01/2035	2,500	2,659
		5,015
Florida 0.1%		
Broward County Florida Airport System Revenue, (AMBAC Insured), Series 2000 5.030% due 10/01/2023	1,328	1,176
Florida State Board of Education General Obligation, (FGIC Insured), Series 2000 4.710% due 06/01/2023	3,500	2,835
Florida State Governmental Utility Authority Utility Revenue, (AMBAC Insured), Series 2000 5.710% due 10/01/2029	6,453	6,073
Florida State Turnpike Authority Revenue Bonds, (FGIC Insured), Series 2000 4.440% due 07/01/2027	6,323	4,932
Greater Orlando Aviation Authority, Orlando Florida Airport Facitities Revenue Bonds, (FGIC Insured), Series 1999 5.125% due 10/01/2028	2,000	1,940
Lakeland Florida Electric & Water Revenue Bonds, (MBIA Insured), Series 2000 5.000% due 10/01/2028	2,675	2,528
Modesto Public Financing Authority Lease Revenue, (AMBAC Insured), Series 2000 5.740% due 09/01/2029	2,500	2,419
Tampa, Florida Guaranteed Entitlement Revenue, (AMBAC Insured), Series 2001 6.000% due 10/01/2005	2,230	2,433
Tampa, Florida Utility Tax & Special Revenue, (AMBAC Insured), Series 2001		
6.000% due 10/01/2005	3,000	3,278
6.000% due 10/01/2008	1,500	1,682

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
		29,296
Georgia 0.1%		
Atlanta, Georgia Airport Revenue, (FGIC Insured), Series 2000 5.500% due 01/01/2026	1,000	1,035
Atlanta, Georgia Water & Wastewater Revenue Bonds, (FGIC Insured), Series 2000 5.440% due 11/01/2038	22,300	20,405
Georgia Local Government Certificate Of Participation, (MBIA Insured), Series 2000 5.810% due 06/01/2028	9,950	8,706
		30,146
Hawaii 0.0%		
Honolulu Hawaii City & County Wastewater System Revenue Bonds, (FGIC Insured), Series 2000		
5.290% due 07/01/2023	3,468	3,259
5.210% due 07/01/2028	7,200	6,048
		9,307
Illinois 0.1%		
Chicago, Illinois Skyway Toll Bridge Revenue Bonds, (AMBAC Insured), Series 2000		
5.500% due 01/01/2031	2,000	2,045
Chicago, Illinois Board Education General Obligation, (FGIC Insured), Series 1998 0.000% due 12/01/2027	15,000	3,525
Chicago, Illinois General Obligations, (FGIC Insured), Series 2000 5.500% due 01/01/2035	2,500	2,550
5.500% due 01/01/2040	3,000	3,049
6.980% due 01/01/2040	4,750	4,904
Chicago, Illinois Midway Airport Revenue Bonds, (MBIA Insured), Series 1998 5.000% due 01/01/2035	7,000	6,641
Chicago, Illinois Residual General Obligation, (MBIA Insured), Series 2000 5.960% due 01/01/2028	3,100	2,945
Chicago, Illinois Sales Tax Revenue Bonds, (FGIC Insured), Series 1999 5.375% due 01/01/2030	15,000	15,098
Cook County Illinois General Obligation, (FGIC Insured), Series 2000 5.000% due 11/15/2028	3,220	2,942
Cook County Illinois General Obligation, (FGIC Insured), Series 2001 6.690% due 11/15/2028	3	2
		43,701
Kansas 0.0%		
Wichita, Kansas Hospital Revenue Bonds, Series 1999 6.250% due 11/15/2024	1,000	1,054
Massachusetts 0.2%		
Boston Massachussetts Water & Sewer Common Revenue Bonds, (FGIC Insured), Series 2000 5.510% due 11/01/2028	3,500	3,255
E-470 Public Highway Residual 144a Revenue Bonds, (MBIA Insured), Series 2000 5.710% due 09/01/2021	2,590	2,545
Massachusetts Bay Transportation Authority Revenue Bonds, (MBIA Insured), Series 2000 5.260% due 03/01/2021	4,150	3,709
Massachusetts State Turnpike Authority Metro Highway System Revenue Bonds, (MBIA Insured), Series 1997 5.000% due 01/01/2037	6,000	5,648
Massachusetts State Turnpike Authority Revenue Bonds, (AMBAC Insured), Series 2000 5.910% due 01/01/2039	10,250	9,084
Massachusetts State Turnpike Authority Revenue Bonds, (MBIA Insured), Series 2000 7.960% due 01/01/2037	21,050	19,603
Southbridge Associations Limited Liability Corporation Massachussetts, (MBIA-Insured), Series 2000 7.590% due 02/01/2022	31,105	32,621
		76,465
Minnesota 0.0%		
Minnesota Agricultural & Economic Development Board Revenue Bonds, Series 2000 6.375% due 11/15/2029	1,000	1,055
Mississippi 0.0%		
Mississippi Development Bank Special Obligation, (AMBAC Insured), Series 2000 5.810% due 07/01/2024	2,500	2,400
Nevada 0.1%		
Clark County Nevada General Obligations, (MBIA Insured), Series 2000 8.440% due 07/01/2030	20,913	21,801
Clark County Passenger Facility Charge Revenue, (MBIA Insured), Series 2000 5.210% due 07/01/2022	4,750	4,192
		25,993
New Jersey 0.0%		
Essex County New Jersey Important Authority Lease Revenue Bonds, (FGIC Insured), Series 2000 7.090% due 10/01/2030	250	280

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
Mercer County New Jersey Important Authority Revenue Bonds, Series 2000 7.140% due 01/01/2018	3,103	3,669
New Jersey Health Care Facilities Financing Authority Revenue Bonds, (MBIA Insured), Series 2000 5.130% due 07/01/2028	2,000	1,740
		5,689
New York 0.2%		
Long Island Power Authority New York Electric System Revenue Bonds, (FSA Insured), Series 2001 7.040% due 12/01/2022	4,000	4,000
Long Island Power Authority Revenue Bonds, (FSA Insured), Series 2000 6.160% due 12/01/2022	4,500	4,410
Long Island Power Authority Revenue Bonds, (MBIA Insured), Series 2000 6.410% due 12/01/2026	5,500	5,548
New York City Municipal Bond, Series 1997 7.001% due 08/01/2002 (d)	6,108	6,108
New York City Municipal Water Finance Authority, (MBIA-IBC Insured), Series 2000 5.130% due 06/15/2025	6,565	5,654
New York City Transitional Finance Authority Revenue Bonds, Series 1998 4.750% due 05/01/2023	6,000	5,610
New York City, New York General Obligation, Series 1997-D 6.899% due 08/01/2002 (d)	9,040	9,040
New York City, New York Municipal Water Financial Authority Water & Sewer System Revenue Bonds, (FSA Insured), Series 2000 5.510% due 06/15/2029	3,000	2,839
New York City, New York Transitional Financial Authority Revenue Bonds, Series 2000 6.510% due 11/01/2024	1,250	1,203
New York City, New York Transitional Financing Authority Revenue Bonds, (FGIC-TCRS Insured), Series 2000 4.790% due 11/15/2023	2,500	2,191
New York State Dormitory Authority Lease Revenue Bonds, (FSA Insured), Series 1998 4.750% due 01/15/2029	7,300	6,709
New York State Dormitory Authority Revenue Bonds, (MBIA Insured), Series 2000 5.000% due 02/15/2023	2,550	2,352
Niagara Frontier Airport Revenue Bonds, (MBIA Insured), Series 1999 5.625% due 04/01/2029	1,000	1,024
Port Authority New York & New Jersey Special Obligation Revenue Bonds, (MBIA Insured), Series 2000 7.600% due 12/01/2022	3,250	3,575
Westchester County New York Health Care Corp. Revenue, Series 2000 5.875% due 11/02/2025	2,875	2,965
		63,228
North Dakota 0.0%		
Mercer County Improvement Authority Revenue Bonds, Series 1978 5.800% due 01/01/2018	55	60
Ohio 0.0%		
Hamilton County Ohio Sales Tax Revenue Bonds, (MBIA Insured), Series 2000 5.460% due 12/01/2027	3,250	3,092
Pennsylvania 0.0%		
Allegheny County Hospital Development Authority Revenue Bonds, (MBIA Insured), Series 2000 A 6.500% due 11/15/2030	1,000	1,103
Philadelphia School District General Obligation, (MBIA Insured), Series 2000 5.210% due 04/01/2027	3,150	2,705
Pittsburgh & Allegheny County Revenue Bonds, (AMBAC Insured), Series 1999 5.000% due 02/01/2029	500	484
		4,292
Puerto Rico 0.0%		
Puerto Rico Commonwealth General Obligation, (MBIA Insured), Series 2000 5.750% due 07/01/2026	3,990	4,269
Puerto Rico Commonwealth Highway & Transiton Authority Transition Revenue Bonds, (MBIA Insured), Series 2000 5.875% due 07/01/2035	4,930	5,349
		9,618
Texas 0.1%		
Dallas-Fort Worth International Airport Revenue, (FGIC Insured), Series 2000 6.000% due 11/01/2028	4,000	4,220
Denton County, Texas Utility System Revenue Bonds, (MBIA Insured), Series 2000 5.680% due 12/01/2029	3,000	2,876
Grapevine-Colleyville Independent General Obligation, (PSF-GTD Insured), Series 2000 6.000% due 08/15/2029	10,500	8,584

Schedule of Investments
Total Return Fund
March 31, 2001

			Principal Amount (000s)	Value (000s)
Harris County Health Facilities Development Corporation Revenue, (MBIA Insured), Series 2000 6.140% due 07/01/2021			3,500	3,395
Houston Independent School District General Obligation, (PSF Insured), Series 1999 4.750% due 02/15/2026			15,000	13,725
Houston, Texas Airport System Revenue Bonds, (FGIC Insured), Series 2000 5.290% due 07/01/2025			2,750	2,585
Houston, Texas Airport System Revenue Bonds, (FGIC Insured), Series 2001 5.000% due 07/01/2028			10,000	8,975
Houston, Texas Independent School District (PSF-GTD Insured), Series 2000 4.790% due 02/15/2026			15,088	12,541
Houston, Texas Water & Sewer System Revenue, (FGIC Insured), Series 2000 5.250% due 12/01/2030			1,000	998
North Texas Towey Authority Dallas North Towey System Revenue Bonds, (FGIC Insured), Series 1998 4.750% due 01/01/2029			4,000	3,675
				61,574
Utah 0.0%				
Weber County, Utah Hospital Revenue Bonds, Series 1999 5.000% due 08/15/2030			500	462
Washington State 0.0%				
Seattle Washington General Obligation, Series 2000 5.960% due 12/15/2028			3,000	2,925
Washington, DC 0.0%				
Washington D.C. Convention Center Authority Dedicated Tax Revenue, (AMBAC Insured), Series 2000 5.030% due 10/01/2028			6,500	5,363
Total Municipal Bonds & Notes			0.9976%	423,016
(Cost $385,483)				
U.S. GOVERNMENT AGENCIES 1.1%				
A.I.D. Housing Guarantee - Peru				
	9.980% due	08/01/2008	825	846
Fannie Mae				
	6.590% due	05/24/2001	500	501
	0.000% due	08/15/2001	105	103
	6.100% due	09/14/2001	100	101
	5.375% due	03/15/2002	750	756
	6.500% due	09/05/2002	325	325
	6.250% due	11/15/2002	385	395
	5.250% due	01/15/2003	250	253
	6.030% due	05/15/2003	9,950	9,968
	4.750% due	11/14/2003	250	250
	5.500% due	12/29/2003	500	508
	5.125% due	02/13/2004	4,594	4,648
	5.625% due	05/14/2004	1,525	1,558
	5.750% due	06/15/2005	900	919
	6.625% due	10/15/2007	650	692
	6.560% due	12/10/2007	190	195
	5.750% due	02/15/2008	400	406
	6.000% due	05/15/2008	2,950	3,035
	5.250% due	01/15/2009	80	78
	5.870% due	01/28/2009	200	198
	6.375% due	06/15/2009	2,070	2,168
	6.625% due	09/15/2009	1,000	1,062
	7.250% due	01/15/2010	2,930	3,238
	7.125% due	06/15/2010	60,500	66,580
	6.875% due	09/10/2012	1,000	1,050
	6.930% due	09/17/2012	1,000	1,057
	6.875% due	09/24/2012	2,000	2,109
	6.250% due	05/15/2029	2,340	2,344
	7.125% due	01/15/2030	325	362
	7.250% due	05/15/2030	42	48
Federal Farm Credit Bank				
	6.400% due	01/16/2002	100	101
	5.730% due	03/28/2003	300	306
	6.050% due	12/07/2005	200	207
	6.060% due	05/28/2013	100	101
Federal Home Loan Bank				
	6.500% due	04/26/2001	65	65
	6.690% due	05/16/2001	400	401
	4.875% due	01/22/2002	115	115
	5.805% due	02/15/2002 (d)	17,000	17,080
	6.210% due	12/30/2002	200	205
	5.125% due	09/15/2003	350	354
	5.135% due	09/22/2003	600	604
	7.350% due	10/06/2003	42,500	42,513
	6.000% due	06/30/2004	1,000	1,032
	7.360% due	07/01/2004	500	537
	6.250% due	08/13/2004	250	260
	5.890% due	06/30/2008	1,000	1,021
	5.800% due	09/02/2008	2,000	2,024
	6.026% due	01/22/2009	275	273
	0.000% due	09/29/2017	2,000	551
	0.000% due	09/10/2018	15,000	4,473
	0.000% due	12/21/2018	4,250	1,293

Schedule of Investments
Total Return Fund
March 31, 2001

		Principal Amount (000s)	Value (000s)
Freddie Mac			
	5.750% due 06/15/2001	668	670
	5.500% due 05/15/2002	435	440
	7.000% due 02/15/2003	500	521
	7.375% due 05/15/2003	3,500	3,692
	5.750% due 07/15/2003	350	358
	6.250% due 07/15/2004	250	260
	6.875% due 01/15/2005	495	525
	7.440% due 09/20/2006	1,500	1,520
	6.765% due 03/12/2007	400	428
	5.750% due 04/15/2008	400	406
	9.000% due 09/15/2008	18	19
	5.750% due 03/15/2009	1,955	1,968
	10.250% due 03/15/2009	8	9
	6.625% due 09/15/2009	1,985	2,107
	6.750% due 06/03/2013	400	398
SallieMae			
	5.979% due 10/25/2004 (d)	17,299	17,291
	6.896% due 10/25/2004 (d)	11,644	11,632
	7.115% due 07/25/2006 (d)	0	0
Small Business Administration			
	7.449% due 08/01/2010	122,044	128,782
	7.700% due 07/01/2016	699	739
	6.950% due 11/01/2016	4,149	4,270
	6.700% due 12/01/2016	15,898	16,196
	7.150% due 03/01/2017	7,636	7,918
	7.190% due 12/01/2019	486	505
	7.630% due 06/01/2020	23,668	25,069
	6.900% due 12/01/2020	10,000	10,186
	6.340% due 03/01/2021	33,416	33,416
Total U.S. Government Agencies (Cost $437,557)			448,594
U.S. TREASURY OBLIGATIONS 13.5%			
Treasury Inflation Protected Securities (i)			
	3.625% due 07/15/2002 (b)	1,316,075	1,341,986
	3.375% due 01/15/2007 (j)	296,572	299,816
	3.625% due 01/15/2008 (j)	780,832	799,134
	3.875% due 01/15/2009 (j)	474,836	493,829
	3.625% due 04/15/2028 (j)	221,455	225,815
	3.875% due 04/15/2029 (j)	132,096	141,013
U.S. Treasury Bonds			
	10.375% due 11/15/2012	305	396
	12.000% due 08/15/2013	22,500	32,056
	9.250% due 02/15/2016	147,500	203,766
	7.250% due 05/15/2016	2,000	2,359
	7.500% due 11/15/2016	450	543
	8.875% due 02/15/2019	18,675	25,630
	8.125% due 08/15/2019	75	97
	8.750% due 08/15/2020	208,486	333,200
	7.875% due 02/15/2021	1,390	1,766
	8.125% due 05/15/2021	85,600	111,454
	8.125% due 08/15/2021	14,450	18,841
	8.000% due 11/15/2021	5,000	6,450
	7.125% due 02/15/2023	204,300	242,660
	6.250% due 08/15/2023	12,430	13,404
	6.875% due 08/15/2025	11,600	13,495
	6.000% due 02/15/2026	156,100	163,719
	6.625% due 02/15/2027	700	794
	5.500% due 08/15/2028	70,300	69,103
	6.125% due 08/15/2029	1	1
U.S. Treasury Notes			
	6.625% due 07/31/2001	75	76
	6.375% due 08/15/2002	4,500	4,631
	6.250% due 08/31/2002	1,430	1,470
	6.250% due 02/15/2003	1,000	1,036
	4.250% due 11/15/2003	85,000	84,811
	12.375% due 05/15/2004 (b)	1,000	1,226
	6.000% due 08/15/2004	3,500	3,665
	5.875% due 11/15/2004	265,700	277,571
	6.750% due 05/15/2005	402,300	434,979
	6.875% due 05/15/2006	1,000	1,101
	5.625% due 05/15/2008	1,625	1,697
	5.750% due 08/15/2010	1,830	1,929
	5.750% due 11/15/2005	84,800	88,947
U.S. Treasury Strips			
	0.000% due 11/15/2001	43	42
	0.000% due 05/15/2013	4,500	2,356
	0.000% due 02/15/2014	64,900	32,157
	0.000% due 02/15/2015	105,000	48,595
	0.000% due 05/15/2015	182,700	83,082
	0.000% due 08/15/2015	170,500	75,697
	0.000% due 11/15/2018	108,200	39,243
	0.000% due 02/15/2019	2,000	716
	0.000% due 05/15/2020	22,000	7,292
Total U.S. Treasury Obligations (Cost $5,580,480)			5,733,646
MORTGAGE-BACKED SECURITIES 76.7%			
Collateralized Mortgage Obligations 25.2%			
ABN AMRO Mortgage Corp.			
	6.750% due 09/25/2028	3,765	3,745
	6.750% due 11/25/2028	600	583
	6.500% due 06/25/2029	7,093	6,857

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
American Southwest Financial Securities Corp.		
7.400% due 11/17/2004	26,491	27,176
12.500% due 04/01/2015	238	239
12.000% due 05/01/2015	433	447
7.248% due 11/25/2038	56,843	59,232
Amresco Commercial Mortgage Funding I		
7.180% due 06/17/2029	55	58
Aurora Loan Services		
7.319% due 05/25/2030 (d)	36,969	37,097
Banc of America Funding Corp.		
6.750% due 11/20/2032	17,000	17,252
Bank of America Mortgage Securities, Inc.		
6.250% due 07/25/2014	9,800	9,734
6.250% due 08/25/2028	25,000	23,769
6.500% due 05/25/2029	35,391	34,371
7.250% due 10/25/2029	10,753	10,841
7.500% due 01/25/2031	166,584	170,203
7.500% due 02/25/2031	12,864	13,167
7.000% due 03/25/2032	53,400	54,220
Bear Stearns Adjustable Rate Mortgage Trust		
7.497% due 11/25/2030 (d)	138,892	139,510
7.490% due 12/25/2030 (d)	153,119	154,719
7.499% due 12/25/2030 (d)	156,231	158,008
6.944% due 02/25/2031 (d)	20,835	21,037
7.499% due 02/25/2031 (d)	33,766	34,067
Bear Stearns Commercial Mortgage Securities, Inc.		
5.910% due 05/14/2008	131	132
7.000% due 05/20/2030	45,308	46,837
Bear Stearns Mortgage Securities, Inc.		
6.097% due 10/25/2023 (d)	2,566	2,716
10.000% due 08/25/2024	5,000	5,645
7.000% due 03/25/2027	7,000	7,095
8.125% due 09/25/2027	2,977	3,071
7.000% due 02/25/2028	10,000	10,168
7.421% due 06/25/2030 (d)	5,972	5,972
Capco America Securitization Corp.		
5.860% due 12/15/2007	45	45
CDC Depositor Trust I		
6.311% due 01/15/2003 (d)	14,534	14,481
Cendant Mortgage Corp.		
7.250% due 04/18/2013	757	761
6.503% due 11/18/2028 (d)	6,148	5,434
6.505% due 11/18/2028 (d)	13,528	13,211
Chase Mortgage Finance Corp.		
7.000% due 07/25/2024	1,789	1,788
7.000% due 08/25/2024	2,791	2,827
6.750% due 03/25/2025	11,840	11,198
8.494% due 04/25/2025 (d)	8,476	8,650
6.750% due 10/25/2028	39,000	38,987
6.350% due 07/25/2029	62,292	63,147
7.750% due 08/25/2030	9,962	10,403
Chemical Mortgage Securities, Inc.		
7.250% due 01/25/2026	11,329	11,644
Citibank, NA		
8.000% due 07/25/2018	37	37
Citicorp Mortgage Securities, Inc.		
7.963% due 10/25/2022 (d)	8,985	9,117
6.250% due 04/25/2024	11,796	11,249
6.250% due 05/25/2024	1,865	1,864
7.250% due 10/25/2027	20,462	20,811
6.500% due 11/25/2027	14,015	14,013
6.750% due 09/25/2028	9,334	9,343
5.900% due 05/25/2029	2,286	2,280
7.000% due 09/25/2030	7,249	7,166
7.500% due 10/25/2030	11,588	11,773
7.000% due 02/25/2031	34,210	34,131
CMC Securities Corp. II		
8.625% due 04/25/2025 (d)	110	109
CMC Securities Corp. III		
6.750% due 05/25/2028	5,000	5,040
CMC Securities Corp. IV		
7.250% due 11/25/2027	10,436	10,722
Collateralized Mortgage Obligation Trust		
7.250% due 04/23/2017	56	57
8.000% due 09/20/2021	5,730	5,845
Collateralized Mortgage Obligation Trust I		
10.200% due 02/01/2016	1,957	2,001
Collateralized Mortgage Securities Corp.		
11.450% due 11/01/2015 (d)	115	115
8.750% due 04/20/2019	358	371
8.800% due 04/20/2019	237	247
COMM		
6.145% due 02/15/2008	14,528	14,739
6.488% due 12/16/2011 (d)	9,000	9,014
Commercial Mortgage Acceptance Corp.		
7.030% due 05/15/2009	75	79
Commercial Mortgage Asset Trust		
6.640% due 09/17/2010	455	467
6.975% due 04/17/2013	145	151
Countrywide Alternative Loan Trust		
8.000% due 07/25/2030	18,606	19,088
Countrywide Funding Corp.		
6.625% due 02/25/2024	33,827	33,584
6.750% due 03/25/2024	12,679	12,164

Schedule of Investments
Total Return Fund
March 31, 2001

		Principal Amount (000s)	Value (000s)
Countrywide Home Loans			
	6.500% due 07/25/2013	5,676	5,695
	6.250% due 08/25/2014	3,718	3,695
	8.795% due 07/25/2024 (d)	1,462	1,474
	6.750% due 11/25/2025	25,567	25,195
	7.500% due 04/25/2027	1,523	1,580
	7.500% due 06/25/2027	12,045	12,467
	7.500% due 09/25/2027	20,000	20,527
	7.250% due 12/25/2027	6,224	6,232
	7.250% due 02/25/2028	57,846	58,732
	6.750% due 06/25/2028	15,103	14,553
	6.750% due 08/25/2028	6,961	6,975
	6.750% due 10/25/2028	15,567	15,049
	6.750% due 11/25/2028	5,000	4,978
	6.500% due 01/25/2029	24,978	24,619
	6.500% due 03/25/2029	21,744	21,100
	6.050% due 04/25/2029	1,135	1,141
	7.250% due 08/25/2029	5,700	5,630
	7.750% due 04/25/2030	50,095	51,021
	7.750% due 10/25/2030	30,527	30,827
	7.750% due 01/25/2031	53,795	55,218
Credit-Based Asset Servicing and Securitization			
	5.940% due 09/25/2029 (d)	1,102	1,107
	7.048% due 02/25/2030 (d)	46,942	46,978
Crusade Global Trust			
	5.719% due 05/15/2021 (d)	91,106	91,334
CS First Boston Mortgage Securities Corp.			
	6.960% due 01/20/2004	85	87
	6.520% due 07/17/2007	50	51
	6.750% due 12/27/2028	13,112	12,841
	7.500% due 03/25/2031	50,000	50,491
Dime Savings			
	7.293% due 11/01/2018 (d)	166	154
DLJ Commercial Mortgage Corp.			
	6.025% due 09/05/2001 (d)	1,029	1,029
	7.571% due 09/05/2001 (d)	2,000	2,010
	6.880% due 05/05/2003 (d)	31,164	31,183
DLJ Mortgage Acceptance Corp.			
	6.446% due 08/01/2021 (d)(l)	3,454	3,454
	8.000% due 03/25/2022	111	111
	8.874% due 12/25/2022 (d)	1,273	1,289
	9.054% due 03/25/2024 (d)	332	337
	9.308% due 05/25/2024 (d)	89	90
	9.488% due 10/25/2024 (d)	358	380
	6.850% due 12/17/2027	6,605	6,835
Drexel Burnham Lambert Trust			
	9.500% due 11/20/2017	552	565
DVI Business Credit Receivable Corp. III			
	6.461% due 10/15/2003 (d)	3,850	3,881
Fannie Mae			
	7.500% due 05/25/2005	6,700	6,908
	7.500% due 02/25/2006	375	386
	7.000% due 05/25/2006	263	268
	6.500% due 07/25/2006	34	34
	8.000% due 11/25/2006	20	20
	6.350% due 12/25/2006	5	5
	7.500% due 05/25/2007	880	897
	6.250% due 07/25/2007	52	52
	6.000% due 07/25/2007	300	303
	6.740% due 08/25/2007	145	151
	5.243% due 08/25/2007 (d)	7	7
	6.270% due 09/25/2007	3,000	3,049
	7.000% due 10/25/2007	200	206
	6.500% due 05/25/2008	500	512
	10.500% due 08/25/2008	7,146	8,043
	6.000% due 08/25/2008	50	50
	7.684% due 09/25/2008 (d)	1,606	1,555
	6.000% due 02/25/2009	1,400	1,421
	4.000% due 02/25/2009	27	26
	6.500% due 02/25/2009	50	50
	6.500% due 03/25/2009	95	96
	6.500% due 08/25/2010	500	500
	6.750% due 11/25/2010	655	658
	6.500% due 04/25/2013	75	78
	6.000% due 03/18/2015	6,888	6,897
	6.450% due 09/25/2016	2,334	2,341
	8.000% due 12/25/2016	164	170
	11.000% due 11/25/2017	919	1,021
	9.250% due 04/25/2018	151	163
	9.300% due 05/25/2018	614	656
	9.500% due 06/25/2018	509	548
	6.081% due 06/25/2018 (d)	3	3
	6.600% due 09/25/2018	379	378
	9.500% due 11/25/2018	5,855	6,066
	6.000% due 02/25/2019	3,010	3,018
	6.500% due 03/25/2019	818	823
	9.500% due 06/25/2019	1,248	1,343
	6.350% due 08/25/2019	145	145
	9.300% due 08/25/2019	68	73
	9.000% due 12/25/2019	5,495	5,804
	7.500% due 12/25/2019	68	70
	7.000% due 03/25/2020	1,241	1,256
	7.000% due 04/25/2020	28	29
	7.500% due 05/25/2020	2,809	2,894

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
6.044% due 07/18/2020 (d)	27	27
6.500% due 09/25/2020	751	751
7.000% due 09/25/2020	8,696	8,738
9.000% due 09/25/2020	2,913	3,095
5.000% due 09/25/2020	200	197
7.125% due 12/25/2020 (d)	4	4
8.000% due 12/25/2020	27,085	28,255
9.000% due 01/25/2021	4,649	4,952
8.750% due 01/25/2021	2,874	3,029
5.750% due 02/18/2021	100	99
9.000% due 03/25/2021	409	433
7.000% due 05/25/2021	300	306
6.500% due 06/25/2021	6,295	6,347
7.500% due 06/25/2021	21	21
8.000% due 07/25/2021	13,648	14,151
8.500% due 09/25/2021	4,817	5,075
7.000% due 10/25/2021	9,647	9,882
8.000% due 10/25/2021	22,645	23,044
7.000% due 11/25/2021	20,052	20,282
6.000% due 12/17/2021	567	567
6.000% due 12/25/2021	24	24
5.000% due 12/25/2021	500	470
4.000% due 01/25/2022	126	121
8.000% due 01/25/2022	21,700	22,213
8.000% due 03/25/2022	49	50
7.000% due 04/25/2022	17,091	17,270
5.000% due 04/25/2022	48	46
7.000% due 04/25/2022	139	139
7.500% due 05/25/2022	2,000	2,083
7.375% due 05/25/2022	9,573	9,800
7.000% due 06/25/2022	1,164	1,192
8.000% due 06/25/2022	4,018	4,221
8.000% due 07/25/2022	59,758	62,379
7.000% due 07/25/2022	5,064	5,195
7.800% due 10/25/2022	3,024	3,154
6.500% due 10/25/2022	4,181	4,171
6.500% due 12/25/2022	180	181
6.500% due 01/25/2023	1,036	113
7.000% due 03/25/2023	29,916	30,517
6.500% due 05/18/2023	9,153	9,219
6.900% due 05/25/2023	165	163
7.000% due 06/25/2023	5,445	5,296
6.500% due 08/25/2023	35	35
6.000% due 08/25/2023	14,106	13,050
6.500% due 09/18/2023	912	922
6.750% due 09/25/2023	4,107	4,039
1.000% due 09/25/2023	171	158
6.750% due 10/25/2023	618	608
6.500% due 10/25/2023	8,895	8,615
7.500% due 10/25/2023	42	43
6.500% due 11/25/2023	85	85
7.100% due 12/25/2023	6,769	6,762
6.500% due 12/25/2023	159	158
6.500% due 01/25/2024	47,302	45,711
5.000% due 01/25/2024	500	487
7.250% due 02/25/2024	4	4
6.500% due 02/25/2024	5,150	5,182
7.000% due 03/25/2024	5,000	5,098
7.500% due 06/20/2024	85	86
6.500% due 08/17/2024	17,000	16,882
6.000% due 12/25/2024	1,750	1,746
8.000% due 02/17/2025	41	41
7.000% due 02/18/2025	94	95
6.600% due 05/18/2025	219	224
7.500% due 11/17/2025	289	300
7.500% due 12/25/2025	360	371
7.000% due 02/15/2026	180	182
6.950% due 03/25/2026	212	213
7.000% due 07/18/2026	450	450
6.500% due 09/18/2026	120	120
7.000% due 12/18/2026	16,889	16,816
6.000% due 12/25/2026	170	168
8.500% due 02/17/2027	1,403	1,531
6.000% due 03/25/2027	320	316
5.000% due 04/18/2027	1,000	952
6.000% due 05/17/2027	5,470	4,931
6.500% due 07/18/2027	178	170
7.000% due 07/18/2027	460	463
8.000% due 08/18/2027	262	43
7.500% due 08/20/2027	2,598	2,701
7.000% due 12/20/2027	12,735	12,744
7.019% due 04/18/2028 (d)	2,877	2,880
6.500% due 06/25/2028	4,700	4,429
6.500% due 07/18/2028	67,412	65,916
6.000% due 07/18/2028	8,867	7,742
9.113% due 09/25/2028	17,398	19,866
6.500% due 10/25/2028	40,000	39,300
6.250% due 02/25/2029	500	469
7.500% due 04/25/2029	1,240	1,272
6.000% due 04/25/2029	11,137	9,546
7.118% due 08/25/2030 (d)	80,172	80,313
6.030% due 10/18/2030 (d)	63,604	63,695
6.390% due 05/25/2036	30,491	28,228
6.500% due 06/17/2038	5,000	5,037

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
6.300% due 10/17/2038	15,965	15,110
FBS Mortgage Corp.		
7.144% due 11/25/2024	150	150
FFCA Secured Lending Corp.		
7.850% due 10/18/2017	29,600	30,791
First Commonwealth Savings & Loan		
10.375% due 04/01/2005	15	15
First Horizon Asset Securities, Inc.		
7.000% due 02/25/2031	20,818	20,794
First Interstate Bancorp		
8.875% due 01/01/2009 (l)	143	152
9.125% due 01/01/2009 (d)(l)	9	9
First Nationwide Trust		
6.500% due 03/25/2029	4,400	4,334
6.750% due 07/25/2029	1,515	1,512
7.750% due 07/25/2030	6,157	6,406
First Union Residential Securitization, Inc.		
7.000% due 04/25/2025	352	357
6.750% due 08/25/2028	9,048	8,656
First Union-Lehman Brothers Commercial Mortgage		
7.150% due 02/18/2004	25	26
Freddie Mac		
8.000% due 03/15/2002	70	71
7.500% due 04/15/2003	197	197
6.750% due 10/15/2003	12,774	12,866
7.000% due 10/15/2003	2,970	3,018
7.000% due 12/15/2003	76	78
6.500% due 04/15/2005	917	923
10.150% due 04/15/2006	5	5
6.500% due 07/15/2006	4,864	4,888
6.500% due 08/15/2006	349	350
7.500% due 02/15/2007	739	755
7.750% due 04/01/2007	15	15
7.500% due 04/01/2007	12	13
7.000% due 07/01/2007	2	2
6.500% due 07/15/2007	6,057	6,108
8.000% due 10/01/2007	52	53
5.500% due 10/15/2007	3,039	3,041
6.500% due 05/15/2008	1,000	1,017
2.800% due 06/15/2008 (d)	149	142
6.000% due 11/15/2008	225	227
6.200% due 12/15/2008	4,628	4,631
8.500% due 03/01/2009	131	137
6.000% due 03/15/2009	265	270
11.250% due 10/01/2009	3	3
7.000% due 06/01/2010	14	14
7.550% due 03/15/2012	180	186
11.875% due 06/15/2013	86	94
8.500% due 08/15/2013	2,000	2,064
8.500% due 09/15/2013	5,941	6,069
11.250% due 10/01/2014	67	76
6.000% due 11/15/2014	400	390
6.250% due 11/15/2015	851	852
10.100% due 09/01/2016	237	262
7.500% due 11/15/2016	28,791	29,682
6.250% due 10/15/2017	11,357	11,403
5.900% due 03/15/2018	1,652	1,651
6.350% due 03/25/2018	131	131
5.250% due 05/15/2018	4	4
6.400% due 02/15/2019	10,347	10,399
6.500% due 04/15/2019	1,566	1,578
6.500% due 05/15/2019	77	77
5.800% due 06/15/2019	2,092	2,090
6.250% due 07/15/2019	9,954	9,965
5.000% due 08/15/2019	55	55
10.000% due 11/15/2019	81	86
7.500% due 01/15/2020	1,444	1,448
5.638% due 06/15/2020 (d)	86	86
5.250% due 07/15/2020	216	215
5.750% due 08/15/2020	300	302
9.000% due 09/15/2020	50	52
5.000% due 10/15/2020	968	959
5.500% due 10/15/2020	38	38
9.500% due 11/15/2020	2,902	2,974
8.900% due 11/15/2020	9,925	10,247
9.000% due 12/15/2020	2,628	2,774
8.750% due 12/15/2020	1,254	1,315
6.000% due 12/15/2020	225	223
9.500% due 01/15/2021	1,789	1,893
6.250% due 01/15/2021	200	201
7.000% due 01/15/2021	3,735	3,761
8.000% due 04/15/2021	78	81
6.500% due 05/15/2021	92	93
6.500% due 05/17/2021	49	49
8.500% due 06/15/2021	17,153	17,956
6.000% due 06/15/2021	2,939	2,945
8.500% due 06/15/2021	5,137	5,413
6.950% due 07/15/2021	398	405
9.500% due 07/15/2021	1,014	1,035
8.000% due 07/15/2021	7,102	7,168
9.000% due 07/15/2021	1,868	1,981
6.950% due 08/15/2021	144	146
8.000% due 08/15/2021	23,472	23,945
6.200% due 08/15/2021	878	885

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
7.000% due 09/15/2021	112	115
6.500% due 09/15/2021	24,998	25,139
4.500% due 09/15/2021	264	255
7.000% due 10/15/2021	7	7
6.000% due 11/15/2021	1,058	1,059
8.000% due 12/15/2021	19,027	19,985
6.850% due 01/15/2022	700	714
8.250% due 06/15/2022	4,697	4,936
7.000% due 07/15/2022	9,699	9,711
8.500% due 10/15/2022	6,502	6,792
7.000% due 12/15/2022	21,000	21,499
7.500% due 01/15/2023	18,415	19,072
6.500% due 02/15/2023	1,250	1,281
7.500% due 05/01/2023	41	42
6.500% due 07/15/2023	240	245
7.000% due 07/15/2023	280	282
6.500% due 07/15/2023	32	32
7.500% due 07/15/2023	395	411
6.500% due 08/15/2023	125,035	126,064
6.850% due 10/25/2023	2,638	2,683
7.400% due 10/25/2023 (d)	13,188	13,646
6.500% due 11/15/2023	139	134
6.500% due 01/15/2024	35	35
7.500% due 01/20/2024	68	69
6.500% due 02/15/2024	20	20
5.000% due 02/15/2024	116	101
6.500% due 03/15/2024	331	322
8.000% due 04/25/2024	491	528
6.250% due 05/15/2024	13,780	13,119
8.500% due 08/01/2024	1,362	1,429
7.250% due 08/15/2024	190	193
8.000% due 09/15/2024	16,250	17,083
8.500% due 11/01/2024	558	586
6.750% due 01/17/2025	6,165	6,208
7.500% due 02/15/2025	3,044	3,092
6.000% due 02/15/2025	4,048	4,066
7.000% due 09/17/2025	40	41
7.000% due 03/01/2026	94	95
6.500% due 03/15/2026	110	108
6.000% due 08/15/2026	2,400	2,347
6.751% due 09/15/2026 (d)	49,153	49,002
8.348% due 10/01/2026 (d)	2,684	2,747
6.000% due 11/15/2026	550	545
7.000% due 01/01/2027	106	108
7.500% due 01/15/2027	26,198	27,277
8.000% due 02/15/2027	35,767	37,658
7.000% due 03/01/2027	133	135
7.500% due 03/17/2027	20,000	20,956
8.527% due 05/01/2027 (d)	508	521
6.750% due 05/15/2027	406	407
6.500% due 06/15/2027	10,499	10,013
7.500% due 06/20/2027	20,314	21,034
6.500% due 08/15/2027	16,157	15,316
6.500% due 09/15/2027	73,000	71,856
6.500% due 10/15/2027	32,300	31,887
6.000% due 11/15/2027	665	654
6.500% due 01/25/2028	8,691	8,511
7.000% due 02/15/2028	1,436	1,440
6.250% due 03/15/2028	10,000	9,555
6.500% due 04/15/2028	159,071	156,370
6.500% due 05/15/2028	51,566	50,355
6.500% due 06/15/2028	63,338	59,238
6.500% due 06/20/2028	24,032	22,687
7.000% due 07/01/2028	696	706
6.500% due 07/15/2028	72,353	66,330
6.500% due 08/15/2028	343,704	318,401
7.000% due 11/15/2028	9,000	9,089
6.000% due 12/01/2028	687	672
6.000% due 12/15/2028	11,442	10,057
6.250% due 12/15/2028	1,726	1,584
6.500% due 12/15/2028	7,289	6,698
6.000% due 12/15/2028	11,995	10,685
6.500% due 01/01/2029	1,461	1,461
6.000% due 01/15/2029	3,415	2,933
6.500% due 01/15/2029	10,411	10,291
6.000% due 02/15/2029	3,990	3,405
6.500% due 03/01/2029	611	611
6.500% due 03/15/2029	26,203	25,100
6.500% due 05/01/2029	894	893
6.500% due 06/01/2029	102	102
6.500% due 07/01/2029	1,045	1,043
8.000% due 07/15/2029	1,250	1,287
7.500% due 02/01/2030	1,129	1,156
7.500% due 07/15/2030	1,000	1,016
7.500% due 08/15/2030	519	528
5.664% due 09/15/2030	14,402	14,468
7.000% due 09/15/2030 (d)	18,634	18,613
7.000% due 10/15/2030	11,702	11,717
7.500% due 10/15/2030	28,215	28,290
5.614% due 11/15/2030 (d)	1,579	1,579
6.947% due 08/15/2032 (d)	32,027	32,821

Gaston Oaks PLC

6.930% due 01/01/2036	2,251	2,237

General Electric Capital Mortgage Services, Inc.

		Principal Amount (000s)	Value (000s)
6.000% due	01/25/2009	519	519
7.250% due	07/25/2011	75	75
6.750% due	12/25/2012	2,088	2,106
6.500% due	09/25/2023	1,175	1,096
6.500% due	12/25/2023	8,631	8,020
6.500% due	01/25/2024	3,895	3,571
6.500% due	03/25/2024	67,513	66,553
6.500% due	04/25/2024	68,828	64,342
7.250% due	05/25/2026	3,748	3,810
7.500% due	06/25/2027	19,938	20,423
7.500% due	07/25/2027	10,066	10,331
7.000% due	10/25/2027	14,412	14,429
7.000% due	11/25/2027	72,500	73,736
6.650% due	05/25/2028	5,905	5,954
6.750% due	05/25/2028	23,934	23,988
6.750% due	06/25/2028	1,296	1,296
6.550% due	06/25/2028	23,450	23,905
6.750% due	06/25/2028	20,517	20,416
6.600% due	06/25/2028	5,936	5,987
6.750% due	10/25/2028	12,190	12,119
6.250% due	12/25/2028	54,624	52,461
6.500% due	12/25/2028	19,500	19,041
6.500% due	05/25/2029	9,858	9,566
6.750% due	05/25/2029	20,000	19,819
5.950% due	07/25/2029	24,794	24,788
6.500% due	07/25/2029	95,240	92,011
6.000% due	07/25/2029	23,507	23,577
6.250% due	07/25/2029	132,674	134,144
7.250% due	08/25/2029	8,000	8,106
7.000% due	09/25/2029	16,073	16,182
General Electric Credit Corp.			
8.000% due	03/01/2002 (l)	3	3
German American Capital Corp.			
4.306% due	07/01/2018 (d)	7,923	7,834
GGP - Homart			
7.138% due	06/10/2003 (d)	19,459	19,482
GMAC Commercial Mortgage Asset Corp.			
6.919% due	07/20/2002	3,256	3,256
GMAC Commercial Mortgage Securities, Inc.			
6.566% due	11/15/2007	85	87
6.150% due	11/15/2007	254	258
6.700% due	03/15/2008	29,732	30,468
6.974% due	05/15/2008	27,444	28,614
6.945% due	09/15/2033	25,060	26,114
6.570% due	09/15/2033	46,597	47,911
GMAC Mortgage Corp. Loan Trust			
7.500% due	05/25/2030	12,000	12,487
Goldman Sachs Mortgage Corp.			
6.000% due	12/31/2007 (l)	8,171	8,165
Government National Mortgage Association			
6.250% due	06/20/2022	33,961	34,212
7.219% due	06/20/2023 (d)	24,407	24,430
7.250% due	12/16/2023	6,294	6,405
8.000% due	05/16/2024	50	51
7.000% due	06/20/2025	12,138	12,259
7.000% due	03/20/2026	320	327
6.000% due	03/20/2026	1,500	1,500
6.070% due	06/16/2026 (d)	1,378	1,378
7.000% due	08/20/2026	104	106
7.500% due	07/16/2027	30,865	31,835
7.000% due	12/20/2027	18,960	19,026
8.000% due	04/16/2028	4,627	4,638
6.500% due	04/20/2028	11,887	10,962
6.750% due	06/20/2028	22,864	21,468
6.500% due	06/20/2028	31,364	28,982
7.250% due	07/16/2028	30	31
6.500% due	07/20/2028	40,416	36,141
6.500% due	09/20/2028	29,986	28,282
6.500% due	01/20/2029	28,770	26,605
7.000% due	02/16/2029	6,815	7,088
6.500% due	03/20/2029	16,259	15,673
8.000% due	03/20/2029	7,151	7,567
6.000% due	05/20/2029	11,104	9,798
7.000% due	01/16/2030	6,686	6,621
7.500% due	01/20/2030	327	338
5.750% due	02/16/2030 (d)	7,778	7,792
6.383% due	02/16/2030 (d)	12,065	12,126
5.800% due	02/16/2030 (d)	8,418	8,440
7.086% due	06/20/2030 (d)	4,565	4,573
7.119% due	09/20/2030 (d)	11,835	11,804
7.500% due	09/20/2030	5,158	5,273
7.100% due	10/16/2030 (d)	70,053	70,272
Greenwich Capital Acceptance, Inc.			
8.305% due	04/25/2022 (d)	314	313
8.325% due	10/25/2022 (d)	34	34
8.441% due	04/25/2023 (d)	676	674
8.935% due	04/25/2024 (d)	459	473
9.716% due	08/25/2024 (d)	356	360
9.687% due	11/25/2024 (d)	33	33
Guardian Savings & Loan Association			
7.557% due	09/25/2018 (d)	75	76
Headlands Mortgage Securities, Inc.			
7.250% due	11/25/2012	2,089	2,114
7.155% due	12/25/2012	686	697

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
7.250% due 11/25/2027	18,456	18,759
7.000% due 02/25/2028	410	411
Home Savings of America		
8.464% due 08/01/2006	42	43
6.480% due 05/25/2027 (d)	2,455	2,434
6.563% due 08/20/2029 (d)	21,461	21,476
Housing Securities, Inc.		
7.000% due 05/25/2008	833	849
HSBC Mortgage Loan Trust		
7.110% due 11/16/2030	19,396	19,436
HVMLT		
7.470% due 08/19/2030	22,975	23,996
ICI Funding Corp. Secured Assets Corp.		
7.250% due 09/25/2027	18,068	18,445
7.750% due 03/25/2028	1,855	1,885
Impac Secured Assets CMN Owner Trust		
6.850% due 07/25/2028	58	58
7.318% due 10/25/2030 (d)	54,327	54,639
Imperial CMB Trust		
6.650% due 11/25/2029	949	969
Imperial Savings Association		
8.230% due 01/25/2017 (d)	54	54
8.839% due 06/25/2017 (d)	206	206
Independent National Mortgage Corp.		
8.250% due 05/25/2010	128	131
6.650% due 10/25/2024	2,723	2,738
8.634% due 11/25/2024 (d)	462	465
8.750% due 12/25/2024	30	31
9.232% due 01/25/2025 (d)	75	76
8.000% due 06/25/2025	0	0
8.225% due 07/25/2025 (d)	5,475	5,515
7.500% due 09/25/2025	471	472
6.930% due 05/25/2026	412	412
International Mortgage Acceptance Corp.		
12.250% due 03/01/2014	247	286
J.P. Morgan Commercial Mortgage Finance Corp.		
8.227% due 02/25/2028	1,615	1,677
7.069% due 09/15/2029	65	68
6.533% due 01/15/2030	20,000	20,510
Kidder Peabody Acceptance Corp.		
8.937% due 09/25/2024 (d)	4,245	4,297
LB Commercial Conduit Mortgage Trust		
6.330% due 11/18/2004	39	40
LB Mortgage Trust		
8.396% due 01/20/2017 (d)	39,862	43,912
Lehman Large Loan		
6.790% due 06/12/2004	55	57
LTC Commercial Corp.		
7.100% due 11/28/2012	3,140	3,222
Mellon Residential Funding Corp.		
6.500% due 02/25/2028	10,000	9,656
6.350% due 06/25/2028	22,000	22,185
5.652% due 06/26/2028	7,426	7,409
6.110% due 01/25/2029	23,900	23,970
6.570% due 07/25/2029 (d)	44,000	44,874
6.580% due 07/25/2029 (d)	55,565	56,238
6.460% due 07/25/2029 (d)	4,622	4,634
Merrill Lynch Mortgage Investors, Inc.		
6.861% due 06/15/2021	1,982	2,020
6.978% due 06/15/2021 (d)	4,370	4,476
7.238% due 06/15/2021 (d)	4,099	4,194
7.598% due 06/15/2021 (d)	910	921
6.950% due 06/18/2029	34,041	35,062
5.650% due 12/15/2030	7,590	7,612
Midland Realty Acceptance Corp.		
7.020% due 01/25/2029	12,112	12,400
MLCC Mortgage Investors, Inc.		
6.875% due 09/15/2026 (d)	17,183	17,201
Morgan Stanley Capital I		
6.440% due 11/15/2002	18	18
5.990% due 03/15/2005	54	55
6.860% due 05/15/2006 (d)	1,910	1,971
6.190% due 01/15/2007	19,529	19,879
6.160% due 04/03/2009	12,840	13,018
7.460% due 02/15/2020	10,542	11,073
6.850% due 07/25/2027 (d)	417	415
6.220% due 06/01/2030	68	69
6.590% due 10/03/2030	6,485	6,674
Mortgage Capital Funding, Inc.		
7.800% due 04/15/2006	500	540
7.008% due 09/20/2006	15,545	16,161
7.600% due 05/25/2027	3,894	3,943
6.001% due 11/18/2031	69	70
NationsBanc Montgomery Funding Corp.		
6.750% due 06/25/2028	10,000	9,926
6.500% due 07/25/2028	14,470	14,255
6.750% due 08/25/2028	20,009	19,535
6.250% due 10/25/2028	7,000	6,659
Nationslink Funding Corp.		
6.654% due 02/10/2006	19,624	20,248
5.921% due 04/10/2007 (d)	20,192	20,195
5.805% due 11/10/2030	7,174	7,175
Nomura Asset Securities Corp.		
6.625% due 01/25/2009	19	19

	Principal Amount (000s)	Value (000s)
8.105% due 05/25/2024 (d)	1,050	1,076
Norwest Asset Securities Corp.		
6.750% due 12/25/2012	15,113	15,485
6.500% due 04/25/2013	19,557	19,750
6.500% due 06/25/2013	12,972	13,099
7.500% due 03/25/2027	41,558	42,684
6.750% due 09/25/2027	2,612	2,637
6.350% due 04/25/2028	1,084	1,085
6.750% due 05/25/2028	40,707	40,414
6.750% due 07/25/2028	12,657	12,578
6.250% due 08/25/2028	3,245	3,256
6.250% due 09/25/2028	400	383
6.200% due 09/25/2028	744	744
6.750% due 10/25/2028	38,104	37,906
6.500% due 12/25/2028	39,751	39,015
6.500% due 01/25/2029	385	346
6.500% due 02/25/2029	67,432	65,324
6.200% due 04/25/2029	77,385	77,159
6.500% due 04/25/2029	26,751	25,925
6.300% due 04/25/2029	6,847	6,855
5.950% due 04/25/2029	97,464	97,367
6.000% due 05/25/2029	19,713	19,772
6.250% due 05/25/2029	472	476
6.500% due 06/25/2029	46,178	44,631
6.750% due 08/25/2029	1,103	1,112
6.500% due 10/25/2029	1,969	1,905
7.000% due 11/25/2029	14,793	14,946
7.250% due 02/25/2030	19,756	20,095
Norwest Integrated Structured Assets, Inc.		
7.000% due 09/25/2029	3,574	3,536
Paine Webber Mortgage Acceptance Corp.		
6.000% due 04/25/2009	11,951	11,852
PHH Mortgage Services Corp.		
7.184% due 11/18/2027	948	951
PNC Mortgage Securities Corp.		
6.750% due 06/25/2016	8,897	8,960
7.000% due 10/25/2027	35,815	36,299
6.750% due 12/25/2027	7,230	6,929
6.990% due 02/25/2028	9,494	9,776
6.500% due 02/25/2028	850	849
7.000% due 02/25/2028	25,470	25,805
6.625% due 03/25/2028	1,561	1,572
7.000% due 05/25/2028	5,664	5,753
6.750% due 07/25/2028	3,527	3,509
6.550% due 07/25/2028	24,500	24,707
6.750% due 09/25/2028	3,996	3,974
6.750% due 10/25/2028	26,045	25,987
6.750% due 12/25/2028	21,709	21,443
6.500% due 01/25/2029	999	975
6.250% due 01/25/2029	9,263	8,991
6.300% due 03/25/2029	9,989	9,505
6.200% due 06/25/2029	46,288	46,757
6.500% due 06/25/2029	48,600	46,862
7.750% due 07/25/2030	67,726	69,530
6.013% due 12/25/2030 (d)	35,452	35,519
7.500% due 02/25/2031	88,982	92,271
7.500% due 05/25/2040 (d)	444	451
PNC Mortgage Trust		
8.250% due 03/25/2030	58,189	59,980
Prudential Home Mortgage Securities		
7.400% due 11/25/2007	1,416	1,443
7.000% due 01/25/2008	23,860	24,270
6.750% due 07/25/2008	1,256	1,268
6.400% due 04/25/2009	330	329
6.950% due 11/25/2022	222	219
7.000% due 07/25/2023	10,270	10,431
6.750% due 10/25/2023	9,940	9,261
5.900% due 12/25/2023	3,376	3,382
6.500% due 01/25/2024	617	619
6.050% due 04/25/2024	1,959	1,957
6.800% due 05/25/2024	11,349	10,985
6.450% due 11/25/2025	5,264	4,959
Prudential Securities Secured Financing Corp.		
6.074% due 01/15/2008	11,965	12,107
Prudential-Bache Trust		
6.676% due 09/01/2018 (d)	195	196
8.400% due 03/20/2021	5,367	5,614
PSB Financial Corp. II		
11.050% due 12/01/2015	405	429
Resecuritization Mortgage Trust		
6.750% due 06/19/2028	18,121	18,155
6.500% due 04/19/2029	3,764	3,824
Residential Accredit Loans, Inc.		
7.500% due 08/25/2027	15,000	15,394
6.500% due 02/25/2028	11,531	11,518
7.000% due 02/25/2028	41,115	41,869
6.500% due 12/25/2028	400	391
6.500% due 05/25/2029	3,000	2,925
6.750% due 06/25/2029	1,464	1,478
7.000% due 07/25/2029	418	422
7.750% due 03/25/2030	3,389	3,431
Residential Asset Securitization Trust		
7.375% due 03/25/2027	5,142	5,267
7.000% due 10/25/2027	19,360	19,763

	Principal Amount (000s)	Value (000s)
7.000% due 01/25/2028	20,000	20,225
6.750% due 06/25/2028	13,193	13,307
6.500% due 12/25/2028	1,250	1,237
6.500% due 03/25/2029	22,700	22,629
8.000% due 02/25/2030	43,760	45,111
7.320% due 09/25/2030 (d)	15,052	15,159
Residential Funding Mortgage Securities I		
7.000% due 08/25/2008	3,902	3,922
7.500% due 09/25/2011	12,122	12,355
7.000% due 05/25/2012	3,095	3,197
6.500% due 12/25/2012	20,123	20,124
7.750% due 09/25/2022	391	393
8.000% due 01/25/2023	2,615	2,655
8.000% due 02/25/2023	9,225	9,403
6.500% due 11/25/2023	1,660	1,601
6.000% due 03/25/2024	392	391
7.500% due 09/25/2025	9,892	9,973
7.500% due 12/25/2025	937	971
7.750% due 11/25/2026	9,000	9,366
7.500% due 04/25/2027	6,085	6,229
7.500% due 06/25/2027	53,035	54,222
7.500% due 07/25/2027	25,265	26,042
7.250% due 08/25/2027	16,000	16,134
7.250% due 10/25/2027	39,303	39,700
7.000% due 11/25/2027	17,000	17,262
6.750% due 02/25/2028	32,196	32,342
6.750% due 05/25/2028	60,741	60,780
6.750% due 06/25/2028	67,908	66,989
6.750% due 07/25/2028	13,292	13,228
6.750% due 08/25/2028	35,000	34,836
6.750% due 09/25/2028	66,493	66,027
6.500% due 10/25/2028	52,000	50,794
6.250% due 11/25/2028	3,000	2,878
6.500% due 12/25/2028	23,400	22,784
6.500% due 01/25/2029	72,314	70,451
6.500% due 03/25/2029	27,960	27,184
6.200% due 05/25/2029	46,610	46,622
6.500% due 06/25/2029	11,708	10,347
6.750% due 07/25/2029	22,600	22,573
7.000% due 10/25/2029	25,260	25,415
7.500% due 02/25/2030	12,338	12,704
7.750% due 10/25/2030	26,572	27,237
7.500% due 11/25/2030	183,575	187,754
Resolution Trust Corp.		
8.686% due 08/25/2021	6,075	6,057
11.062% due 10/25/2021	46	48
8.625% due 10/25/2021	115	114
8.138% due 10/25/2021 (d)	123	122
5.567% due 10/25/2021 (d)	127	127
8.720% due 05/25/2022 (d)	1,211	1,207
8.640% due 08/25/2023 (d)	1,733	1,754
8.835% due 12/25/2023	3,300	3,368
8.000% due 04/25/2025	156	155
8.000% due 06/25/2026	249	246
8.427% due 10/25/2028 (d)	4,388	4,466
7.596% due 10/25/2028 (d)	12,343	12,404
7.510% due 05/25/2029 (d)	2,266	2,322
7.245% due 05/25/2029 (d)	2,486	2,504
6.923% due 05/25/2029 (d)	2,865	2,867
RMF Commercial Mortgage Securities, Inc.		
6.715% due 01/15/2019 (d)	235	241
Ryan Mortgage Acceptance Corp. IV		
9.450% due 10/01/2016	73	78
Ryland Acceptance Corp.		
11.500% due 12/25/2016	80	86
8.200% due 09/25/2022	11	11
Ryland Mortgage Securities Corp.		
8.200% due 06/25/2021	34	34
8.518% due 08/25/2022 (d)	1,587	1,602
8.108% due 08/25/2029 (d)	1,762	1,769
7.402% due 10/25/2031 (d)	2,085	2,102
14.000% due 11/25/2031	684	731
SACO I, Inc.		
7.460% due 07/25/2030	506	506
8.128% due 07/25/2030	15,241	15,769
6.140% due 09/25/2040 (d)	546	546
Salomon Brothers Mortgage Securities VII		
8.613% due 09/25/2022 (d)	746	752
8.565% due 11/25/2022 (d)	382	387
8.950% due 03/25/2024 (d)	287	293
9.240% due 07/01/2024 (d)	3,732	3,790
9.307% due 09/25/2024 (d)	266	272
6.960% due 04/25/2029 (d)	14,057	14,094
5.430% due 04/25/2029 (d)	5,444	5,463
6.918% due 06/25/2029 (d)	34,211	34,195
7.600% due 08/25/2030	125,500	128,143
Santa Barbara Savings & Loan Association		
9.500% due 11/20/2018	1,792	1,847
Sasco Floating Rate Commercial Mortgage Trust		
5.408% due 11/20/2001 (d)	36,906	36,938
Saxon Mortgage Securities Corp.		
6.250% due 04/25/2009	2,032	2,039
7.375% due 09/25/2023	6,372	6,498
6.500% due 02/25/2024	1,517	1,525

	Principal Amount (000s)	Value (000s)
9.154% due 09/25/2024 (d)	1,267	1,278
Sears Mortgage Securities		
12.000% due 02/25/2014	534	556
7.896% due 11/25/2021 (d)	449	455
7.431% due 10/25/2022 (d)	1,538	1,555
6.278% due 12/25/2028	254	253
Securitized Asset Sales, Inc.		
8.543% due 12/26/2023 (d)	620	647
7.410% due 09/25/2024 (d)	9,900	10,078
Security Pacific National Bank		
6.378% due 03/25/2018 (d)	81	81
7.156% due 09/25/2019 (d)	462	463
Sequoia Mortgage Trust		
6.350% due 09/25/2025 (d)	5,343	5,396
Small Business Investment Cos.		
7.540% due 08/10/2009	93,532	99,276
8.017% due 02/10/2010	115,208	125,258
7.640% due 03/10/2010	69,504	73,960
7.452% due 09/01/2010	15,860	16,698
Starwood Commercial Mortgage Trust		
6.600% due 02/03/2009	11,041	11,389
Structured Asset Mortgage Investments, Inc.		
6.750% due 03/25/2028	22,356	22,065
6.902% due 06/25/2028 (d)	35,851	37,373
6.250% due 11/25/2028	14,878	14,219
6.750% due 01/25/2029	10,000	9,916
6.300% due 05/25/2029	21,870	21,958
6.581% due 06/25/2029 (d)	29,054	29,515
7.250% due 07/25/2029	19,588	19,812
7.226% due 02/25/2030 (d)	908	931
6.750% due 05/02/2030	25,000	24,035
Structured Asset Notes Transactions Ltd.		
6.650% due 08/30/2005 (d)	16,364	16,241
Structured Asset Securities Corp.		
7.000% due 02/25/2016	30,002	30,587
7.000% due 12/25/2027	51,500	52,079
7.220% due 11/25/2030 (d)	38,908	38,774
Superannuation Members Home Loans Global Fund		
6.835% due 06/15/2026 (d)	19,900	19,900
TMA Mortgage Funding Trust		
5.430% due 01/25/2029 (d)	30,145	30,145
Torrens Trust		
5.424% due 07/15/2031 (d)	3,593	3,593
Union Planters Mortgage Finance Corp.		
6.750% due 01/25/2028	4,000	3,969
6.800% due 01/25/2028	15,000	15,226
United Mortgage Securities Corp.		
7.302% due 06/25/2032	18,991	19,194
7.108% due 09/25/2033 (d)	393	406
Vendee Mortgage Trust		
7.500% due 08/15/2017	229	232
7.750% due 05/15/2018	550	561
6.500% due 05/15/2020	29,697	29,460
7.750% due 05/15/2022	303	319
6.835% due 01/15/2030	15,952	16,345
Washington Mutual, Inc.		
5.690% due 07/26/2003 (d)	109,938	109,905
7.500% due 11/19/2029	600	618
7.608% due 12/25/2040	37,551	37,657
7.175% due 01/25/2041	112,469	115,949
Wells Fargo Mortgage Backed Securities Trust		
7.500% due 01/25/2031	5,094	5,049
Western Federal Savings & Loan Association		
7.997% due 06/25/2021 (d)	2,561	2,565
		10,689,693
Fannie Mae 7.1%		
5.500% due 01/01/2004-01/01/2031 (k)	20,723	19,717
6.000% due 11/01/2003-04/16/2031 (k)	1,013,468	988,527
6.090% due 12/01/2008	49	49
6.210% due 08/01/2010-04/01/2027 (d)(k)	50,969	51,573
6.255% due 09/01/2013	64,000	64,168
6.258% due 09/01/2029 (d)	587	595
6.420% due 12/01/2007	150	155
6.500% due 04/01/2003-03/01/2031 (k)	20,264	20,362
6.550% due 01/01/2008	950	986
6.570% due 04/01/2026 (d)	1,093	1,128
6.626% due 12/01/2027 (d)	7,508	7,775
6.688% due 08/01/2027 (d)	35,083	35,996
6.726% due 05/01/2030 (d)	253	255
6.730% due 11/01/2007	1,138	1,191
6.739% due 09/01/2017 (d)	5,229	5,224
6.750% due 08/01/2003	164	165
6.840% due 09/01/2024 (d)	1,869	1,900
6.847% due 07/01/2003	61	62
6.961% due 01/01/2018 (d)	1,046	1,068
6.969% due 10/01/2027 (d)	4,022	4,154
6.981% due 06/01/2007	462	486
7.000% due 07/01/2001-05/15/2031 (k)	1,369,639	1,384,885

Schedule of Investments
Total Return Fund
March 31, 2001

		Principal Amount (000s)	Value (000s)
7.250% due	05/01/2002-01/01/2023 (k)	9,520	9,595
7.350% due	09/01/2027 (d)	1,555	1,618
7.364% due	02/01/2028 (d)	1,139	1,180
7.468% due	06/01/2030 (d)	41,866	44,208
7.500% due	10/01/2002-10/01/2030 (k)	19,040	19,685
7.508% due	10/01/2030-10/01/2040 (d)(k)	31,856	32,791
7.552% due	05/01/2023 (d)	2,062	2,127
7.750% due	06/01/2009	149	154
7.780% due	01/01/2018	2,230	2,518
7.850% due	07/01/2018	6,699	7,425
7.920% due	03/01/2018	2,745	3,137
7.980% due	05/01/2030	6,678	6,990
8.000% due	09/01/2001-04/16/2031 (k)	188,605	194,508
8.039% due	05/01/2025 (d)	2,273	2,334
8.060% due	04/01/2030	1,854	1,947
8.079% due	09/01/2022 (d)	911	936
8.080% due	04/01/2030	1,015	1,066
8.095% due	06/01/2023 (d)	1,851	1,907
8.097% due	12/01/2023 (d)	678	695
8.108% due	10/01/2024 (d)	263	269
8.189% due	09/01/2024 (d)	1,211	1,231
8.211% due	12/01/2023 (d)	769	782
8.230% due	11/01/2025 (d)	1,140	1,170
8.235% due	03/01/2025-11/01/2025 (d)(k)	4,395	4,518
8.250% due	10/01/2008-03/01/2030 (k)	2,194	2,431
8.276% due	08/01/2027 (d)	939	970
8.291% due	01/01/2024-07/01/2024 (d)(k)	4,347	4,453
8.315% due	01/01/2024 (d)	358	369
8.318% due	02/01/2026 (d)	466	483
8.344% due	11/01/2023 (d)	758	779
8.347% due	09/01/2025 (d)	1,184	1,216
8.348% due	11/01/2025 (d)	3,033	3,114
8.362% due	01/01/2024 (d)	1,604	1,654
8.364% due	10/01/2024 (d)	1,343	1,389
8.374% due	03/01/2026 (d)	1,629	1,695
8.380% due	09/01/2022 (d)	948	972
8.389% due	08/01/2026 (d)	1,630	1,684
8.396% due	01/01/2026 (d)	1,044	1,078
8.405% due	12/01/2023 (d)	163	168
8.410% due	09/01/2023 (d)	2,195	2,238
8.418% due	06/01/2024 (d)	1,219	1,247
8.446% due	10/01/2023 (d)	304	314
8.450% due	11/01/2023 (d)	164	170
8.451% due	05/01/2026 (d)	501	514
8.472% due	01/01/2024 (d)	111	115
8.490% due	06/01/2025	992	1,047
8.494% due	12/01/2023 (d)	1,017	1,051
8.500% due	07/01/2001-09/01/2030 (k)	6,923	7,241
8.574% due	05/01/2024 (d)	1,970	2,012
8.903% due	08/01/2023 (d)	518	539
9.000% due	10/01/2004-12/01/2027 (k)	8,542	9,056
9.250% due	10/01/2001	1	1
9.500% due	12/01/2006-07/01/2026 (k)	8,569	9,017
9.750% due	11/01/2008	49	53
10.000% due	09/01/2003-05/01/2022 (k)	1,106	1,208
10.500% due	01/01/2016-04/01/2022 (k)	480	532
10.750% due	03/01/2014	24	26
11.000% due	09/01/2019-11/01/2020 (k)	113	127
11.500% due	08/20/2016-11/01/2019 (k)	72	81
12.000% due	05/01/2016	8	10
12.500% due	10/01/2015	27	31
13.000% due	09/01/2013	27	32
13.250% due	09/01/2011	11	13
14.500% due	11/01/2011-01/01/2013 (k)	36	42
14.750% due	08/01/2012	146	175
15.000% due	10/01/2012	77	93
15.500% due	10/01/2012-12/01/2012 (k)	16	18
15.750% due	12/01/2011-08/01/2012 (k)	86	103
16.000% due	09/01/2012	99	117
		7.0578%	2,992,890
Federal Housing Administration 1.2%			
6.000% due	03/20/2028	4,598	4,490
6.500% due	05/28/2039	5	5
6.750% due	07/15/2001	1,444	1,451
6.755% due	03/01/2041	16,213	16,129
6.780% due	07/25/2040	7,658	7,553
6.790% due	05/01/2039	10,902	10,123

Schedule of Investments
Total Return Fund
March 31, 2001

		Principal Amount (000s)	Value (000s)
	6.830% due 12/01/2039	3,497	3,460
	6.875% due 11/01/2015	3,153	3,057
	6.880% due 10/25/2040-02/01/2041 (k)	21,722	21,571
	6.896% due 07/01/2020	22,087	21,254
	6.900% due 12/01/2040	22,769	22,643
	6.930% due 07/01/2014-01/01/2036 (k)	20,005	19,892
	7.000% due 11/15/2040	63	65
	7.050% due 03/25/2040	4,517	4,541
	7.125% due 03/01/2034	4,401	4,265
	7.150% due 01/25/2029	9,573	9,295
	7.211% due 12/01/2021	2,695	2,649
	7.250% due 06/01/2040	8,304	8,437
	7.310% due 06/01/2041	23,566	24,048
	7.315% due 08/01/2019	32,306	32,024
	7.317% due 05/01/2019	4,725	4,621
	7.350% due 11/01/2020-11/01/2022 (k)	9,945	9,882
	7.375% due 02/01/2018-01/01/2024 (k)	16,436	16,332
	7.400% due 01/25/2020-02/01/2021 (k)	12,034	11,995
	7.430% due 12/01/2016-05/01/2025 (k)	135,778	135,600
	7.450% due 12/01/2021-10/01/2023 (k)	15,942	15,905
	7.460% due 01/01/2023	2,137	2,136
	7.465% due 11/01/2019	29,537	29,528
	7.500% due 03/01/2032-09/30/2039 (k)	4,890	4,981
	7.580% due 12/01/2040	7,616	7,834
	7.630% due 08/01/2041	20,577	21,178
	7.650% due 11/01/2018-11/01/2040 (k)	7,559	7,869
	7.700% due 03/15/2041	350	370
	7.750% due 11/15/2039	978	1,037
	7.880% due 12/01/2039-03/01/2041 (k)	13,423	14,078
	7.930% due 05/01/2016	1,877	1,909
	8.250% due 10/29/2023-01/01/2041 (k)	9,484	9,999
	8.378% due 11/07/2012	244	253
			512,459
Freddie Mac 1.6%			
	5.500% due 04/01/2001-04/16/2031 (k)	3,845	3,727
	6.000% due 01/01/2011-05/14/2031 (k)	20,510	20,518
	6.263% due 12/01/2026 (d)	5,522	5,552
	6.500% due 07/01/2001-05/01/2029 (k)	8,801	8,950
	6.553% due 11/01/2026 (d)	6,055	6,146
	6.732% due 11/01/2028 (d)	20,764	21,238
	6.775% due 11/01/2003	63	62
	6.903% due 07/01/2025 (d)	5,803	5,959
	7.000% due 10/01/2002-05/14/2031 (k)	390,901	395,710
	7.250% due 11/01/2008	175	178
	7.285% due 09/01/2027 (d)	2,449	2,534
	7.500% due 09/01/2001-03/01/2030 (k)	14,822	15,147
	7.625% due 06/01/2017 (d)	17	17
	7.645% due 05/01/2025	2,374	2,537
	7.750% due 04/01/2017 (d)	29	29
	7.812% due 07/01/2030 (d)	127,169	133,327
	8.000% due 01/01/2002-09/01/2018 (k)	3,511	3,631
	8.142% due 04/01/2024 (d)	5,790	5,944
	8.250% due 12/01/2002-01/01/2019 (d)(k)	218	224
	8.252% due 07/01/2022 (d)	587	598
	8.276% due 08/01/2023 (d)	7	7
	8.346% due 06/01/2022 (d)	1,006	1,023
	8.362% due 06/01/2024 (d)	2,520	2,590
	8.364% due 07/01/2023 (d)	452	459
	8.365% due 11/01/2023 (d)	96	99
	8.368% due 10/01/2023 (d)	729	748
	8.375% due 06/01/2024 (d)	1,473	1,509
	8.376% due 10/01/2023 (d)	1,339	1,373
	8.380% due 09/01/2023 (d)	7,900	8,045
	8.390% due 08/01/2023 (d)	7,857	8,084
	8.396% due 09/01/2023 (d)	1,142	1,171
	8.423% due 04/01/2029 (d)	1,094	1,128
	8.424% due 05/01/2023 (d)	650	662
	8.434% due 07/01/2023 (d)	1,461	1,475
	8.435% due 05/01/2023-08/01/2023 (d)(k)	5,320	5,419
	8.445% due 08/01/2023 (d)	835	848
	8.451% due 01/01/2024 (d)	398	410
	8.458% due 07/01/2024 (d)	1,257	1,291
	8.500% due 09/01/2001-06/01/2030 (k)	3,567	3,728
	8.545% due 08/01/2024 (d)	167	172

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
8.567% due 05/01/2023 (d)	1,582	1,621
8.575% due 01/01/2024 (d)	348	360
8.584% due 09/01/2023 (d)	2,072	2,113
8.626% due 08/01/2023 (d)	315	318
8.651% due 09/01/2023 (d)	1,032	1,036
8.665% due 12/01/2023 (d)	1,068	1,105
8.667% due 10/01/2023 (d)	1,298	1,334
8.670% due 04/01/2023 (d)	321	329
8.750% due 01/01/2007-12/01/2010 (k)	57	60
8.834% due 11/01/2023 (d)	345	346
8.937% due 10/01/2023 (d)	267	269
8.980% due 11/01/2023 (d)	142	141
9.000% due 01/01/2002-05/01/2017 (k)	407	424
9.006% due 10/01/2023 (d)	954	962
9.111% due 11/01/2023 (d)	258	260
9.250% due 06/01/2009-11/01/2013 (k)	70	73
9.500% due 08/01/2001-12/01/2022 (k)	1,286	1,352
9.750% due 11/01/2004-05/01/2009 (k)	35	36
10.000% due 06/01/2004-03/01/2021 (k)	762	810
10.250% due 04/01/2009-05/01/2009 (k)	991	1,086
10.500% due 10/01/2017-01/01/2021 (k)	345	385
10.750% due 09/01/2010	34	38
11.000% due 11/01/2009-05/01/2020 (k)	570	634
11.250% due 10/01/2009-09/01/2015 (k)	20	22
11.500% due 01/01/2018	63	70
12.500% due 12/01/2012	15	17
13.250% due 10/01/2013	79	93
14.000% due 04/01/2016	15	18
15.500% due 08/01/2011-11/01/2011 (k)	12	15
16.250% due 05/01/2011	3	3
		687,599
Government National Mortgage Association 41.7%		
5.000% due 06/20/2022-06/20/2026 (d)(k)	974	989
5.500% due 06/20/2026-04/23/2031 (d)(k)	21,909	20,932
5.650% due 10/15/2012	11	10
6.000% due 10/15/2008-04/23/2031 (d)(k)	2,727,913	2,684,181
6.375% due 05/20/2026-05/20/2027 (d)(k)	3,457	3,507
6.500% due 10/15/2008-09/15/2040 (d)(k)	8,375,660	8,373,036
6.625% due 01/15/2040	9,588	9,720
6.670% due 10/15/2001-07/16/2038 (k)	961	958
6.750% due 07/15/2001-07/20/2024 (d)(k)	18,347	18,466
6.800% due 05/15/2040	2,988	2,963
6.820% due 04/15/2040	16,932	16,804
6.875% due 02/20/2016-02/15/2040 (d)(k)	1,171	1,200
7.000% due 10/15/2001-01/03/2041 (d)(k)	5,059,234	5,134,389
7.125% due 10/20/2019-11/20/2027 (d)(k)	35,952	36,851
7.250% due 08/20/2024 (d)	281	286
7.375% due 05/20/2017-05/20/2028 (d)(k)	514,296	522,113
7.500% due 01/15/2003-01/15/2031 (k)	127,981	131,280
7.625% due 12/20/2017-12/20/2027 (d)(k)	306,342	314,014
7.700% due 02/15/2002	6,403	6,764
7.750% due 07/15/2001-09/20/2027 (d)(k)	359,978	368,770
7.875% due 04/20/2023 (d)	270	275
8.000% due 08/15/2005-09/15/2030 (k)	12,494	12,930
8.125% due 07/15/2001-12/01/2039 (k)	3,680	3,994
8.250% due 08/15/2004-08/20/2027 (d)(k)	1,178	1,227
8.500% due 06/15/2001-04/23/2031 (k)	8,672	8,985
8.750% due 03/15/2007-07/15/2007 (k)	87	92
9.000% due 06/15/2001-07/20/2022 (k)	5,286	5,640
9.250% due 07/15/2003-12/20/2016 (k)	137	144
9.500% due 12/15/2003-08/15/2023 (k)	4,093	4,424

Schedule of Investments
Total Return Fund
March 31, 2001

		Principal Amount (000s)	Value (000s)
9.750% due	09/15/2002-07/15/2004 (k)	67	70
10.000% due	08/20/2004-02/15/2025 (k)	4,771	5,261
10.250% due	02/20/2019	22	24
10.500% due	06/15/2004-09/15/2021 (k)	614	668
11.000% due	05/15/2004-03/15/2019 (k)	181	199
11.250% due	12/20/2015	33	36
11.500% due	10/15/2010-10/15/2015 (k)	85	94
12.000% due	11/15/2012-05/15/2016 (k)	205	238
12.500% due	01/15/2011	1	1
13.000% due	12/15/2012-10/15/2014 (k)	16	20
13.250% due	10/20/2014	19	22
13.500% due	10/15/2012-09/15/2014 (k)	72	84
15.000% due	02/15/2012-10/15/2012 (k)	92	110
16.000% due	10/15/2011-05/15/2012 (k)	191	231
17.000% due	11/15/2011-12/15/2011 (k)	58	68
			17,692,070

Stripped Mortgage-Backed Securities 0.0%
Bear Stearns Mortgage Securities, Inc. (IO)

7.200% due	07/25/2024	257	14

Chase Mortgage Finance Corp. (IO)

9.000% due	08/25/2023	142	2

Collateralized Mortgage Obligation Trust (PO)

0.000% due	04/23/2017	11	9

Fannie Mae (IO)

6.500% due	05/25/2005	574	48
6.500% due	07/25/2006	248	6
727.220% due	09/25/2006	2	6
6.500% due	02/25/2007	771	30
6.500% due	07/25/2007	137	4
6.500% due	09/25/2007	1,025	45
6.500% due	10/25/2007	281	12
0.100% due	03/25/2009 (d)	20,167	319
6.500% due	08/25/2020	2,064	114
1007.000% due	01/25/2021	0	1
7.500% due	04/25/2021	1,308	153
903.213% due	08/25/2021	5	114
0.950% due	11/25/2021 (d)	19,264	270
6.500% due	10/25/2022	90	8
6.500% due	01/25/2023	2,441	355
3.663% due	02/25/2023 (d)	10,735	715

Fannie Mae (PO)

0.000% due	09/01/2007	588	527
0.000% due	06/25/2022	110	109
0.000% due	08/25/2023	295	241

Freddie Mac (IO)

5.750% due	09/15/2007 (d)	4,517	334
6.000% due	10/15/2007	138	8
6.000% due	01/15/2008	49	2
5.428% due	02/15/2008 (d)	466	31
7.000% due	08/15/2008	2,633	263
6.400% due	10/15/2008	42	5
7.000% due	04/15/2018	414	7
6.500% due	10/15/2018	266	8
8.845% due	01/15/2021	2	23
9.000% due	05/15/2022	85	15
6.500% due	09/15/2023	231	26

Paine Webber CMO Trust (IO)

1359.500% due	08/01/2019	1	27

Vendee Mortgage Trust (IO)

0.542% due	06/15/2023 (d)	141,532	2,541
			6,392

Total Mortgage-Backed Securities | | | 32,581,103 |
(Cost $32,294,094)

ASSET-BACKED SECURITIES 6.7%
Aames Mortgage Trust

5.524% due	06/15/2027	437	436
7.119% due	11/25/2030 (d)	43,424	43,537

ABFS Equipment Contract Trust

6.100% due	10/15/2005	54	53

ABSC Long Beach Home Equity Loan Trust

6.436% due	07/21/2030 (d)	375	377
6.096% due	08/21/2030 (d)	127,449	127,589

Accredited Mortgage Loan Trust

5.850% due	02/25/2030 (d)	45,106	45,206

Ace Securities Corp.

6.940% due	11/25/2028 (d)	1,230	1,233

Advanta Mortgage Loan Trust

5.263% due	05/25/2027 (d)	667	664
6.114% due	08/25/2029 (d)	2,307	2,316
5.425% due	11/25/2029 (d)	1,586	1,588
8.250% due	08/25/2030	7,954	8,371

Advanta Revolving Home Equity Loan Trust

	Principal Amount (000s)	Value (000s)
6.988% due 01/25/2024 (d)	22,049	22,123
6.868% due 08/25/2024 (d)	20,049	20,047
6.898% due 02/25/2025 (d)	12,535	12,544
Aerco Ltd.		
7.089% due 07/15/2025 (d)	38,200	38,258
AESOP Funding II LLC		
5.830% due 11/20/2006 (d)	15,500	15,418
AFC Home Equity Loan Trust		
7.808% due 10/25/2026 (d)	3	3
American Express Credit Account Master Trust		
6.800% due 12/15/2003	1,500	1,505
American Express Master Trust		
7.850% due 08/15/2005	220	237
American Stores Co.		
6.899% due 08/30/2004	20,000	19,776
Americredit Automobile Receivable Trust		
5.304% due 10/12/2002	1,913	1,915
5.780% due 05/12/2003	43,000	43,222
5.443% due 09/05/2006 (d)	5,000	5,017
Ameriquest Mortgage Securities, Inc.		
5.889% due 06/15/2030	12,168	12,196
Amresco Residential Securities Mortgage Loan Trust		
6.775% due 05/25/2028 (d)	1,661	1,662
Arcadia Automobile Receivables Trust		
6.250% due 09/15/2002	4,773	4,781
6.300% due 07/15/2003	25,821	25,982
6.900% due 12/15/2003	20,519	20,838
Associates Manufactured Housing		
7.000% due 03/15/2027	1,492	1,499
Banc One Heloc Trust		
6.880% due 04/20/2020 (d)	38,373	38,390
Banc One Home Equity Trust		
6.460% due 06/25/2029	2,333	2,327
BankBoston Home Equity Loan Trust		
6.280% due 11/25/2010	6	6
Bayview Financial Acquisition Trust		
7.170% due 02/25/2029 (d)	4,308	4,328
6.130% due 11/25/2029 (d)	10,626	10,626
7.002% due 02/25/2030 (d)	20,512	20,519
5.920% due 07/25/2030 (d)	61,806	61,806
5.920% due 11/25/2030 (d)	42,300	42,300
BMCA Receivables Master Trust		
6.840% due 09/20/2002 (d)	12,000	11,993
Brazos Student Loan Finance Co.		
6.190% due 06/01/2023 (d)	55,700	55,576
7.170% due 12/01/2025 (d)	36,780	36,554
Capital Asset Research Funding LP		
6.400% due 12/15/2004	207	210
5.905% due 12/15/2005	125	125
Captec Franchise Trust		
7.892% due 10/15/2010	1,291	1,344
Champion Home Equity Loan Trust		
6.908% due 03/25/2029 (d)	4,285	4,285
5.930% due 09/25/2029	13,214	13,238
Charming Shoppes Master Trust		
7.069% due 08/15/2008 (d)	250	251
Chase Credit Card Master Trust		
6.660% due 01/15/2007	645	674
Chase Funding Mortgage Loan Asset-Backed Certificates		
6.840% due 10/25/2030 (d)	54,966	54,963
Chase Manhattan Grantor Trust		
6.610% due 09/15/2002	214	215
Community Program Loan Trust		
4.500% due 10/01/2018	23,416	22,120
4.500% due 04/01/2029	26,000	21,474
Compucredit Credit Card Master Trust		
5.789% due 03/15/2007 (d)	16,000	16,000
Conseco Finance		
7.520% due 05/15/2014	23,994	24,286
7.800% due 05/15/2020	175	185
5.534% due 10/15/2031 (d)	27,148	27,244
Conseco Finance Home Loan Trust		
6.980% due 06/15/2011	12,305	12,409
8.080% due 02/15/2022	20,300	21,326
Conseco Finance Lease LLC		
7.250% due 04/20/2003	25,500	25,772
Conseco Finance Securitizations Corp.		
8.850% due 12/01/2030	20,000	22,451
7.180% due 05/01/2032	18,072	18,303
7.970% due 05/01/2032	25,600	26,956
8.310% due 05/01/2032	48,800	52,721
Contimortgage Home Equity Loan Trust		
6.420% due 04/25/2014	63	63
6.400% due 06/15/2014	489	489
6.770% due 01/25/2018	41,700	42,221
6.990% due 03/15/2021	350	356
6.930% due 11/25/2022	36,800	37,783
7.220% due 01/15/2028	80	82
6.760% due 06/15/2028 (d)	1,607	1,603
6.829% due 08/15/2028 (d)	243	243
CPS Auto Trust		
6.000% due 08/15/2003	53	53
Cross Country Master Credit Card Trust II		
7.210% due 06/15/2006 (d)	800	807

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
CS First Boston Mortgage Securities Corp.		
6.750% due 09/25/2028	6,960	6,946
Daimler-Benz Auto Grantor Trust		
6.050% due 03/31/2005	1,063	1,064
Delta Funding Home Equity Loan Trust		
6.140% due 03/15/2018	13,888	13,902
7.029% due 09/15/2029 (d)	9,603	9,643
6.940% due 06/15/2030 (d)	31,426	31,425
Denver Arena Trust		
6.940% due 11/15/2019	272	261
Discover Card Master Trust I		
6.996% due 10/16/2013 (d)	400	404
Duck Auto Grantor Trust		
5.650% due 03/15/2004	2,361	2,369
7.260% due 05/15/2005	30,542	30,607
Embarcadero Aircraft Securitization Trust		
5.644% due 08/15/2025 (d)	11,000	11,000
EQCC Home Equity Loan Trust		
6.050% due 01/25/2010	68	68
6.548% due 04/25/2010	201	201
5.770% due 05/20/2010	68	68
6.780% due 10/15/2027 (d)	641	640
Equivantage Home Equity Loan Trust		
6.550% due 10/25/2025	70	71
First Alliance Mortgage Loan Trust		
6.154% due 01/25/2025 (d)	533	534
5.960% due 03/20/2031 (d)	11,816	11,831
First Omni Bank Credit Card Master Trust		
6.650% due 09/15/2003 (d)	1,500	1,502
First Security Auto Grantor Trust		
5.970% due 04/15/2004	82	83
FMAC Loan Receivables Trust		
7.900% due 04/15/2019	20	21
6.200% due 09/15/2020	133	134
6.500% due 09/15/2020	209	195
6.830% due 09/15/2020	680	657
Ford Credit Auto Owner Trust		
6.200% due 04/15/2002	153	153
GE Capital Equipment Lease Trust		
6.850% due 05/20/2008 (d)	250	255
GMAC Mortgage Corp. Loan Trust		
7.089% due 11/18/2025 (d)	38,438	38,586
7.950% due 03/25/2030	34,303	34,901
Green Tree Financial Corp.		
5.760% due 11/01/2018	145	142
8.400% due 06/15/2025	152	153
7.150% due 07/15/2027	24	24
6.490% due 03/15/2028	24,774	25,047
6.420% due 11/15/2028	786	791
6.870% due 02/01/2030	1,620	1,543
6.660% due 06/01/2030	1,405	1,284
5.600% due 12/01/2030	115	115
6.480% due 12/01/2030	55	53
5.510% due 02/01/2031	69	69
7.860% due 04/01/2031	400	410
Green Tree Floorplan Receivables Master Trust		
5.921% due 11/15/2004 (d)	46,000	46,014
Green Tree Home Improvement Loan Trust		
7.270% due 11/15/2029 (d)	2,649	2,643
Green Tree Recreational, Equipment, & Consumables		
6.430% due 04/17/2006	2,035	2,054
6.715% due 02/01/2009	30,412	30,875
6.490% due 02/15/2018	13	13
6.180% due 06/15/2019	184	187
Greenpoint Manufactured Housing		
7.270% due 06/15/2029	110	108
Harley-Davidson Eaglemark Motorcycle Trust		
5.250% due 07/15/2003	43	43
Headlands Home Equity Loan Trust		
5.814% due 12/15/2024 (d)	397	400
HFC Home Equity Loan		
6.830% due 12/20/2016	152	152
Household Consumer Loan Trust		
7.040% due 08/15/2006 (d)	17,025	16,440
IMC Home Equity Loan Trust		
7.497% due 07/25/2026 (d)	589	603
5.740% due 08/20/2029	141	141
IMPAC Secured Assets CMN Owner Trust		
7.770% due 07/25/2025	2,000	2,046
Indymac Home Equity Loan Asset-Backed Trust		
6.888% due 10/25/2029 (d)	4,942	4,953
6.912% due 07/25/2030 (d)	9,867	9,883
Indymac Manufactured Housing Contract		
6.170% due 12/25/2011	4,190	4,204
Korea National Housing		
9.969% due 05/23/2001	3,000	3,015
Long Beach Auto Receivables Trust		
6.940% due 09/19/2007	3,322	3,400
Long Beach Mortgage Loan Trust		
5.240% due 04/21/2008 (d)	11,486	11,497
Marriott Vacation Club Owner Trust		
5.930% due 09/20/2017 (d)	77,038	76,976
Mellon Bank Home Equity		
6.520% due 07/25/2010	336	336

			Principal Amount (000s)	Value (000s)
	5.900% due	10/25/2010	10,932	10,955
Merit Securities Corp.				
	6.160% due	07/28/2033	4,398	4,398
	7.880% due	12/28/2033	34,400	35,646
Metris Master Trust				
	5.658% due	04/20/2006 (d)	20,000	20,143
Metropolitan Asset Funding, Inc.				
	7.081% due	04/25/2029 (d)	12,231	12,063
Mid-State Trust				
	8.330% due	04/01/2030	58,707	63,259
MLCC Mortgage Investors, Inc.				
	5.949% due	03/15/2025 (d)	364	365
MMCA Automobile Trust				
	6.300% due	06/15/2002	110	110
Morgan Stanley ABS Capital, Inc.				
	6.930% due	08/25/2030 (d)	143,211	143,479
MPC Natural Gas Funding Trust				
	6.200% due	03/15/2013	9,316	9,680
MSDWCC Heloc Trust				
	6.908% due	09/25/2010 (d)	35,556	35,457
Myra-United Mexican States				
	6.438% due	10/20/2006 (d)	378	366
	6.373% due	12/23/2006	1,275	1,237
	6.488% due	12/23/2006 (d)	7,051	6,840
	7.500% due	12/23/2006 (d)	5,343	5,181
	7.750% due	12/23/2006 (d)	3,208	3,111
	5.688% due	12/23/2006 (d)	851	826
National Medical Care				
	6.625% due	09/30/2003 (d)	19,315	19,121
	6.313% due	09/30/2003	11,381	11,267
New Holland Equipment Receivables Trust				
	6.390% due	10/15/2002	84	85
New York City Tax Lien				
	6.460% due	05/25/2005	87	87
NPF VI, Inc.				
	6.220% due	06/01/2002	17,150	16,941
NPF XII, Inc.				
	7.050% due	06/01/2003	50,750	51,495
	5.931% due	11/01/2003 (d)	16,000	16,000
Option One Mortgage Loan Trust				
	5.880% due	05/25/2029	32	32
	5.340% due	09/25/2030 (d)	47,572	47,650
Provident Bank Equipment Lease Trust				
	5.830% due	11/25/2011 (d)	36,372	36,372
Provident Bank Home Equity Loan Trust				
	6.920% due	06/25/2021 (d)	32,539	32,597
Providian Gateway Master Trust				
	5.380% due	03/15/2007	28,900	28,900
	5.849% due	03/16/2009 (d)	23,000	23,000
Providian Master Trust				
	6.250% due	06/15/2007	25	26
PSB Lending Home Loan Owner Trust				
	6.830% due	05/20/2018	3,272	3,296
Residential Asset Mortgage Products, Inc.				
	6.004% due	09/25/2030 (d)	41,721	41,521
	7.980% due	12/25/2030	24,463	25,541
Residential Asset Securities Corp.				
	6.720% due	04/25/2014 (d)	79	79
	6.960% due	07/25/2014	12,477	12,478
	6.240% due	02/25/2017	902	901
	6.600% due	01/25/2020	13,200	13,311
	7.075% due	09/25/2020	190	193
	8.000% due	09/25/2021 (d)	5,060	5,210
	6.920% due	10/25/2027 (d)	1,677	1,688
Residential Asset Securitization Trust				
	6.750% due	03/25/2028	40,000	39,683
Residential Funding Mortgage Securities, Inc.				
	10.836% due	06/01/2001	72,450	72,450
RJR Nabisco				
	7.500% due	01/01/2002 (d)	19,948	19,948
Ryder Vehicle Lease Trust				
	6.430% due	01/15/2003	406	407
SallieMae				
	5.936% due	04/25/2004 (d)	3,049	3,053
	6.824% due	07/25/2004 (d)	832	831
	5.901% due	10/25/2005 (d)	18,203	18,205
	6.825% due	10/25/2005 (d)	11,476	11,468
	6.628% due	04/25/2006 (d)	69,553	69,441
Salomon Brothers Mortgage Securities VII				
	7.020% due	09/25/2029 (d)(i)	330	331
	5.584% due	11/15/2029 (d)	17,045	17,117
	6.463% due	11/15/2029 (d)(i)	7,800	7,823
Saxon Asset Securities Trust				
	7.585% due	12/25/2014	45	45
	5.760% due	05/25/2029 (d)	5,946	5,950
Sears Credit Account Master Trust				
	6.050% due	01/15/2008	500	512
Southern Pacific Secured Assets Corp.				
	5.700% due	07/25/2029 (d)	39,146	39,035
Standard Credit Card Master Trust				
	8.250% due	11/07/2003	80	82
Team Fleet Financing Corp.				
	7.350% due	05/15/2003	30	31
The Money Store Home Equity Trust				

Schedule of Investments
Total Return Fund
March 31, 2001

			Principal Amount (000s)	Value (000s)
	7.550% due	02/15/2020	196	197
	6.345% due	11/15/2021	479	480
	6.490% due	10/15/2026	10,354	10,495
Toyota Auto Lease Trust				
	6.450% due	04/26/2004	300	300
UCFC Home Equity Loan				
	8.200% due	09/15/2027	70	72
	6.870% due	07/15/2029	70	69
UCFC Manufactured Housing Contract				
	6.680% due	01/15/2010 (d)	1,785	1,786
UniCapital Equipment Contract				
	6.540% due	07/23/2002	8,657	8,665
USAA Auto Loan Grantor Trust				
	6.150% due	05/15/2004	651	650
	5.800% due	01/15/2005	1,772	1,784
WFS Financial Owner Trust				
	6.411% due	07/20/2002	7,817	7,829
	6.920% due	01/20/2004	27,125	27,631
WMC Mortgage Loan				
	7.070% due	10/15/2029	74,741	74,787
Total Asset-Backed Securities				2,838,269
(Cost $2,818,838)				
SOVEREIGN ISSUES 1.2%				
Hellenic Republic				
	6.938% due	06/06/2001 (d)	20,000	20,026
Hydro-Quebec				
	7.375% due	02/01/2003	150	156
	6.875% due	09/29/2049 (d)	2,000	1,787
Kingdom of Jordan				
	6.000% due	12/23/2023	7,000	5,330
Kingdom of Sweden				
	10.250% due	11/01/2015	500	647
Province of Manitoba				
	7.750% due	02/01/2002	1,000	1,023
Province of New Brunswick				
	7.125% due	10/01/2002	1,700	1,752
Province of Newfoundland				
	9.000% due	06/01/2019	500	643
Province of Nova Scotia				
	9.375% due	07/15/2002	1,000	1,056
Province of Ontario				
	7.750% due	06/04/2002	200	207
	7.625% due	06/22/2004	1,000	1,068
	7.000% due	08/04/2005	1,000	1,065
	6.000% due	02/21/2006	1,800	1,846
	5.500% due	10/01/2008	12,000	11,898
Province of Quebec				
	7.500% due	07/15/2002	6,000	6,206
	8.800% due	04/15/2003	1,100	1,184
	6.810% due	06/11/2004 (d)	15,500	15,501
	6.500% due	01/17/2006	2,000	2,091
	6.620% due	04/09/2026	25,000	26,560
Republic of Argentina				
	5.563% due	03/31/2005 (d)	28,800	24,774
Republic of Brazil				
	7.625% due	04/15/2006	241,286	218,699
	10.125% due	05/15/2027	14,000	10,640
Republic of Bulgaria				
	3.000% due	07/28/2012 (d)	3,624	2,744
	7.750% due	07/28/2024 (d)	320	239
Republic of Croatia				
	7.000% due	02/27/2002	7,650	7,665
	7.750% due	07/31/2006 (d)	2,911	2,846
	6.250% due	07/31/2010 (d)	31,750	30,718
Republic of Kazakhstan				
	8.375% due	10/02/2002	5,000	5,104
Republic of Panama				
	7.875% due	02/13/2002	1,850	1,866
	7.733% due	05/10/2002 (d)	1,975	1,991
	4.500% due	07/17/2014	7,675	6,470
Republic of Peru				
	3.750% due	03/07/2017	3,000	1,868
	4.500% due	03/07/2017 (d)	5,750	3,924
	3.750% due	03/07/2017	8,000	5,002
Republic of Poland				
	6.000% due	10/27/2014	9,000	8,764
	3.500% due	10/27/2024 (d)	53,940	38,972
	4.250% due	10/27/2024	1,600	1,268
Republic of South Africa				
	9.125% due	05/19/2009	15,000	15,788
State of Israel				
	6.200% due	06/14/2003	25	25
United Kingdom Gilt				
	8.000% due	09/27/2013 (j)	1,900	3,497
United Mexican States				
	9.616% due	04/07/2004 (d)	14,436	14,833
	8.500% due	02/01/2006	3,781	3,866
	6.250% due	12/31/2019	8,860	7,907
Total Sovereign Issues				519,516
(Cost $515,566)				
FOREIGN CURRENCY-DENOMINATED ISSUES (f)(g) 3.1%				
Canada Treasury Bill				

Schedule of Investments
Total Return Fund
March 31, 2001

				Principal Amount (000s)	Value (000s)
	0.000% due	04/12/2001	C$	20	13
	0.000% due	05/10/2001		220	139
Commonwealth of New Zealand					
	4.500% due	02/15/2016	N$	73,000	32,372
Halifax Group Euro Finance					
	7.627% due	12/29/2049	EC	8,500	7,863
KBC Bank Fund Trust IV					
	8.220% due	11/29/2049		20,764	19,154
Korea Development Bank					
	4.885% due	05/14/2001	DM	70,000	31,365
	2.560% due	06/26/2001	JY	4,000,000	31,889
Korea Electric Power Corp.					
	3.882% due	10/31/2002 (d)	DM	18,900	8,390
Lloyds TSB Capital					
	7.375% due	02/07/2049	EC	16,000	14,731
Newcourt Credit Group, Inc.					
	7.625% due	06/28/2001	C$	9,400	5,987
Republic of Austria					
	5.500% due	01/15/2010 (j)	EC	900	817
Republic of Brazil					
	8.250% due	11/26/2001		2,000	1,772
Republic of Germany					
	5.000% due	05/20/2005		155	139
	4.125% due	07/04/2008 (j)		15,500	13,205
	4.500% due	07/04/2009 (j)		71,300	62,023
	5.375% due	01/04/2010 (j)		35,300	32,476
	5.250% due	07/04/2010		156,560	143,007
	5.250% due	01/04/2011 (j)		294,780	269,108
	6.250% due	01/04/2024 (j)		128,451	125,373
	6.500% due	07/04/2027 (j)		198,710	200,816
	5.600% due	01/04/2028 (j)		108,710	98,594
	6.250% due	01/04/2030 (j)		100	99
Royal Bank of Scotland Group PLC					
	8.300% due	03/31/2049	BP	85,000	103,104
Treuhandanstalt					
	6.250% due	03/04/2004	EC	60	55
United Mexican States					
	6.000% due	03/28/2002	JY	100,000	830
	3.100% due	04/24/2002		2,542,000	20,470
	8.750% due	05/30/2002	BP	23,000	33,184
	10.375% due	01/29/2003	DM	200	95
	7.000% due	06/02/2003	C$	30,200	19,158
	7.432% due	04/07/2004 (d)	EC	18,181	16,223
	6.750% due	06/06/2006	JY	2,000,000	18,678
	7.500% due	03/08/2010	EC	5,000	4,341
	1.103% due	12/31/2019 (d)	JY	1,662,500	12,936
Total Foreign Currency-Denominated Issues					1,328,406
(Cost $1,374,968)					
PURCHASED PUT OPTIONS 0.0%					
General National Mortgage Association (OTC)					
	6.000% due	05/21/2031			
	Strike @ 90.281	Exp. 05/04/2001	$	497,000	1
General National Mortgage Association (OTC)					
	7.500% due	05/21/2031			
	Strike @ 96.641	Exp. 05/04/2001		940,000	2
Harborview Mortgage Loan Trust (OTC)					
	7.470% due	08/19/2030			
	Strike @ 100.000	Exp. 05/01/2005		22,975	0
Total Purchased Put Options					3
(Cost $112)					
CONVERTIBLE BONDS & NOTES 0.0%					
Banking & Finance 0.0%					
Bell Atlantic Financial Services					
	5.750% due	04/01/2003		1,500	1,505
Cox Communications, Inc.					
	0.426% due	04/19/2020		25	10,063
Total Convertible Bonds & Notes					11,568
(Cost $14,839)					
PREFERRED SECURITY 0.8%					
				Shares	
DG Funding Trust					
	7.150% due	12/29/2049 (d)		35,150	358,530
Total Preferred Security					358,530
(Cost $351,502)					
PREFERRED STOCK 0.2%					
Banco Bilbao Vizcaya International					
	9.750% due	12/31/2049		266,217	6,909
Centaur Funding Corp.					
	9.080% due	04/21/2020		125	131
CSC Holdings, Inc.					
	11.125% due	04/01/2008		27,038	2,947
Fortis Amev NV					
	6.430% due	12/31/2049		85	11,220
	5.080% due	12/31/2049 (d)		86	11,352
Home Ownership Funding					
	13.331% due	12/31/2049		1,125	849
SI Financing Trust I					
	9.500% due	06/30/2026		396,194	10,024
TCI Communications, Inc.					
	9.720% due	12/31/2036		622,553	15,844

Schedule of Investments
Total Return Fund
March 31, 2001

			Principal Amount (000s)	Value (000s)
	10.000% due	05/31/2045	49,000	1,230
Total Preferred Stock				60,506
(Cost $60,018)				

SHORT-TERM INSTRUMENTS 11.8%

			Principal Amount (000s)	
Certificates of Deposit 0.1%				
Mexico Credit Link				
	11.384% due	02/22/2002	$ 29,500	30,247
	11.804% due	02/25/2002	2,000	2,088
				32,335
Commercial Paper 11.2%				
Abbey National North America				
	5.500% due	04/10/2001	31,500	31,462
	5.090% due	04/19/2001	2,400	2,394
	5.340% due	04/19/2001	1,500	1,496
	5.350% due	04/19/2001	6,800	6,783
	5.450% due	04/19/2001	1,100	1,097
	5.420% due	04/26/2001	2,200	2,192
	5.345% due	05/02/2001	126,400	125,837
	5.050% due	08/01/2001	2,000	1,967
	5.060% due	08/01/2001	1,000	984
	4.930% due	08/01/2001	35,000	34,426
	5.010% due	08/06/2001	700	688
	5.040% due	08/06/2001	41,800	41,089
	5.020% due	08/07/2001	74,200	72,928
	5.050% due	08/08/2001	3,700	3,636
	5.040% due	08/08/2001	600	590
	5.020% due	08/08/2001	6,700	6,584
	5.010% due	08/08/2001	17,100	16,805
Abbey National PLC				
	5.240% due	04/10/2001	200	200
	4.870% due	05/02/2001	16,800	16,732
	5.070% due	05/02/2001	2,100	2,091
	4.700% due	09/05/2001	3,500	3,428
	4.710% due	09/06/2001	16,800	16,451
Abbott Laboratories				
	5.100% due	04/05/2001	19,600	19,592
ABN Amro North America Finance, Inc.				
	5.340% due	04/02/2001	600	600
Alcoa, Inc.				
	5.310% due	04/02/2001	11,300	11,300
	5.300% due	04/10/2001	40,000	39,953
	5.170% due	04/11/2001	800	799
	5.300% due	04/20/2001	439	438
	5.170% due	04/25/2001	300	299
American Express Co.				
	5.150% due	04/04/2001	169,700	169,651
	5.240% due	04/04/2001	1,000	1,000
	5.300% due	04/04/2001	32,500	32,490
	5.320% due	04/04/2001	49,400	49,385
	5.620% due	04/06/2001	3,700	3,698
	6.240% due	04/06/2001	2,600	2,598
	5.490% due	04/06/2001	800	800
	5.410% due	04/06/2001	300	300
	6.360% due	04/06/2001	600	600
	4.950% due	04/27/2001	100	100
	4.840% due	05/15/2001	8,000	7,954
	4.860% due	05/15/2001	4,900	4,872
Anz, Inc.				
	5.410% due	04/18/2001	3,400	3,392
Becton Dickinson & Co.				
	5.250% due	04/11/2001	2,400	2,397
	6.110% due	04/25/2001	2,200	2,191
	5.350% due	04/25/2001	23	23
	4.920% due	06/20/2001	400	396
	4.940% due	07/25/2001	1,500	1,477
	4.800% due	07/25/2001	5,300	5,218
Bellsouth Capital Funding Corp.				
	5.340% due	04/11/2001	32,300	32,257
Campbell Soup Co.				
	5.440% due	04/16/2001	200	200
CBA (de) Finance				
	5.340% due	04/11/2001	3,900	3,895
	4.960% due	04/23/2001	19,300	19,244
	4.990% due	04/23/2001	6,300	6,282
	5.040% due	04/23/2001	100	100
	5.020% due	08/09/2001	1,800	1,769
	5.040% due	08/09/2001	3,400	3,339
CDC				
	5.130% due	04/25/2001	1,000	997
	5.460% due	04/25/2001	600	598
Coca-Cola Co.				
	5.100% due	04/02/2001	3,300	3,300
	4.990% due	04/12/2001	100	100
	5.080% due	04/12/2001	4,400	4,394
	4.580% due	07/12/2001	500	493
	4.600% due	07/12/2001	2,500	2,465
E.I. Du Pont				
	5.170% due	04/05/2001	27,500	27,480
Executive Jet, Inc.				
	4.940% due	04/18/2001	1,900	1,896

Schedule of Investments
Total Return Fund
March 31, 2001

		Principal Amount (000s)	Value (000s)
	4.960% due 04/25/2001	15,350	15,301
	4.960% due 04/27/2001	10,000	9,966
	5.330% due 05/23/2001	1,200	1,191
	4.860% due 06/27/2001	10,000	9,884
	5.280% due 06/27/2001	6,600	6,523
	4.970% due 08/01/2001	35,000	34,426
	5.040% due 08/08/2001	3,100	3,046
	5.030% due 08/08/2001	9,000	8,845
Exxon Mobil			
	5.390% due 04/04/2001	2,700	2,699
	5.140% due 04/04/2001	5,500	5,498
Fannie Mae			
	5.810% due 05/24/2001	5,300	5,256
	4.890% due 06/07/2001	400	396
	4.720% due 08/15/2001	40,600	39,864
	4.685% due 09/06/2001	19,300	18,899
Federal Farm Credit Bank			
	4.630% due 08/29/2001	3,000	2,941
	4.650% due 08/29/2001	8,500	8,332
Federal Home Loan Bank			
	4.980% due 04/05/2001	50,000	49,987
	4.910% due 05/11/2001	326	324
	4.675% due 09/07/2001	5,200	5,092
Freddie Mac			
	4.980% due 04/02/2001	17,900	17,893
	4.950% due 04/03/2001	2,000	2,000
	5.250% due 04/17/2001	263	262
	5.320% due 04/26/2001	3,000	2,989
	6.320% due 04/26/2001	325	324
	4.700% due 05/16/2001	72,500	72,084
Gannett Co.			
	4.990% due 04/11/2001	56,400	56,330
	5.090% due 04/11/2001	8,500	8,489
	5.000% due 04/20/2001	34,100	34,015
General Electric Capital Corp.			
	5.200% due 04/03/2001	45,300	45,293
	5.090% due 04/03/2001	800	800
	4.990% due 04/03/2001	200	199
	5.410% due 04/03/2001	6,400	6,399
	4.970% due 04/04/2001	3,700	3,699
	4.990% due 04/04/2001	800	800
	5.170% due 04/04/2001	300	300
	5.350% due 04/04/2001	6,700	6,698
	5.370% due 04/04/2001	4,400	4,399
	5.390% due 04/04/2001	6,800	6,798
	5.480% due 04/05/2001	2,900	2,899
	5.440% due 04/18/2001	400	398
	5.200% due 04/18/2001	1,600	1,596
	5.190% due 04/18/2001	1,100	1,098
	4.980% due 04/25/2001	2,300	2,293
	5.450% due 04/25/2001	500	498
	5.370% due 04/25/2001	3,000	2,990
	5.330% due 04/25/2001	3,300	3,289
	5.320% due 04/25/2001	11,500	11,461
	5.470% due 04/25/2001	60,400	60,189
	5.020% due 04/25/2001	1,000	997
	4.940% due 04/25/2001	1,600	1,594
	4.900% due 04/25/2001	54,200	54,030
	0.040% due 04/25/2001	3,000	2,990
	5.090% due 04/25/2001	1,500	1,495
	5.180% due 04/25/2001	1,800	1,794
	5.350% due 05/09/2001	53,500	53,206
	4.690% due 05/30/2001	1,000	992
	5.480% due 05/30/2001	5,000	4,959
	5.340% due 05/30/2001	4,700	4,661
	4.940% due 05/30/2001	200	198
	4.780% due 05/30/2001	300	298
	4.870% due 05/30/2001	3,000	2,975
	5.310% due 06/06/2001	1,300	1,288
	5.520% due 06/06/2001	4,200	4,162
	5.340% due 06/06/2001	1,300	1,288
	5.140% due 06/06/2001	7,800	7,729
	5.130% due 06/06/2001	2,400	2,378
	5.920% due 06/06/2001	32,900	32,601
	5.220% due 06/06/2001	900	892
	4.600% due 07/18/2001	3,300	3,255
	5.000% due 08/15/2001	200	196
	4.930% due 08/22/2001	83,000	81,425
Gillette Co.			
	5.060% due 04/17/2001	200	200
	5.440% due 04/17/2001	9,400	9,379
	4.910% due 08/21/2001	1,100	1,079
Glaxo Wellcome			
	4.970% due 04/30/2001	79,500	79,193
Goldman Sachs Group			
	4.540% due 09/19/2001	100	98
Halifax Building Society			
	5.220% due 04/18/2001	300	299
	5.350% due 04/18/2001	14,400	14,366
	5.370% due 04/18/2001	2,300	2,295
	5.390% due 04/18/2001	4,100	4,090
	5.480% due 04/18/2001	4,800	4,788
	5.010% due 05/30/2001	1,200	1,190
	4.950% due 08/01/2001	35,800	35,213

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
5.000% due 08/02/2001	25,000	24,587
5.080% due 08/08/2001	3,500	3,437
5.050% due 08/08/2001	2,900	2,850
4.700% due 09/04/2001	11,000	10,774
Heinz Corp.		
4.890% due 05/01/2001	1,200	1,195
KFW International Finance, Inc.		
5.090% due 04/23/2001	3,800	3,789
5.340% due 04/24/2001	2,200	2,193
5.320% due 05/30/2001	1,500	1,488
4.910% due 05/30/2001	4,100	4,066
5.270% due 05/30/2001	4,300	4,265
5.820% due 06/06/2001	20,000	19,818
5.260% due 06/06/2001	200	198
5.460% due 06/06/2001	4,000	3,964
4.930% due 07/30/2001	40,000	39,354
5.000% due 08/08/2001	3,700	3,636
5.010% due 08/08/2001	1,200	1,179
5.070% due 08/08/2001	1,200	1,179
Monsanto Co.		
5.210% due 04/11/2001	1,000	999
4.970% due 08/08/2001	1,100	1,081
4.980% due 08/15/2001	2,000	1,963
4.650% due 08/16/2001	2,200	2,160
4.920% due 08/16/2001	6,650	6,529
4.800% due 08/27/2001	40,000	39,217
5.020% due 08/29/2001	20,000	19,604
Morgan Stanley Group, Inc.		
5.050% due 04/11/2001	175,100	174,879
4.950% due 04/25/2001	500	498
Motorola, Inc.		
6.210% due 04/20/2001	200	199
National Australia Funding		
5.070% due 04/04/2001	2,123	2,122
5.100% due 04/05/2001	184,900	184,821
National Rural Utilities Cooperative Finance Corp.		
5.190% due 04/11/2001	4,100	4,095
5.140% due 04/11/2001	5,100	5,093
4.870% due 04/11/2001	5,200	5,194
4.940% due 04/11/2001	1,600	1,598
4.920% due 04/17/2001	4,700	4,690
5.250% due 05/24/2001	190	189
5.340% due 05/24/2001	1,000	992
5.300% due 05/24/2001	2,600	2,580
5.240% due 05/24/2001	1,400	1,389
5.180% due 05/24/2001	300	298
4.820% due 05/24/2001	23,500	23,336
4.810% due 05/24/2001	200	199
5.290% due 05/24/2001	4,500	4,466
4.880% due 05/25/2001	8,900	8,836
4.910% due 05/25/2001	42,000	41,696
4.550% due 08/24/2001	400	393
5.070% due 08/24/2001	2,600	2,547
Reseau Ferre De France		
4.590% due 07/25/2001	1,700	1,674
4.620% due 07/25/2001	3,500	3,446
4.620% due 08/16/2001	8,900	8,738
SBC Communications, Inc.		
5.300% due 04/03/2001	50,300	50,293
5.330% due 04/04/2001	400	400
5.340% due 04/04/2001	12,000	11,996
5.290% due 04/10/2001	12,400	12,385
5.330% due 04/16/2001	22,000	21,954
Swedbank, Inc.		
5.390% due 04/12/2001	2,000	1,997
5.080% due 04/12/2001	980	979
5.370% due 04/12/2001	3,800	3,794
5.160% due 04/23/2001	2,300	2,293
4.930% due 04/25/2001	12,400	12,361
5.140% due 04/25/2001	3,200	3,189
4.860% due 05/30/2001	20,000	19,836
5.010% due 05/30/2001	7,400	7,339
5.290% due 05/30/2001	1,700	1,686
5.340% due 05/30/2001	2,600	2,579
5.370% due 05/30/2001	1,000	992
5.000% due 08/06/2001	12,200	11,992
5.010% due 08/06/2001	12,700	12,484
4.850% due 08/06/2001	2,100	2,064
5.020% due 08/08/2001	23,200	22,799
5.060% due 08/08/2001	4,600	4,521
5.100% due 08/08/2001	6,600	6,486
4.890% due 08/08/2001	1,600	1,572
5.010% due 08/09/2001	27,600	27,120
4.790% due 08/15/2001	8,600	8,444
4.630% due 08/23/2001	1,300	1,275
4.900% due 08/23/2001	6,000	5,885
4.700% due 09/05/2001	1,300	1,273
4.740% due 09/05/2001	14,100	13,809
UBS Finance, Inc.		
0.400% due 04/02/2001	15,000	15,000
5.400% due 04/02/2001	403,600	403,600
5.300% due 04/04/2001	101,000	100,970
5.010% due 04/18/2001	300	299
5.340% due 04/18/2001	4,400	4,389

Schedule of Investments
Total Return Fund
March 31, 2001

	Principal Amount (000s)	Value (000s)
5.460% due 04/18/2001	1,600	1,595
5.360% due 05/07/2001	20,000	19,832
5.410% due 05/16/2001	3,800	3,774
5.340% due 05/16/2001	16,000	15,895
5.350% due 05/16/2001	4,200	4,172
5.820% due 05/30/2001	273,700	271,453
5.510% due 06/06/2001	9,200	9,116
5.830% due 06/06/2001	1,000	991
5.920% due 06/06/2001	93,600	92,748
5.520% due 06/06/2001	2,900	2,874
5.240% due 06/06/2001	4,300	4,261
5.190% due 06/06/2001	12,000	11,890
5.340% due 06/06/2001	2,300	2,279
4.670% due 06/13/2001	63,000	62,316
4.940% due 06/13/2001	2,200	2,178
4.970% due 06/13/2001	300	297
5.160% due 06/13/2001	7,100	7,029
5.190% due 06/13/2001	2,400	2,376
5.290% due 06/13/2001	125,000	123,753
4.970% due 08/01/2001	57,000	56,065
5.010% due 08/01/2001	35,600	35,016
5.050% due 08/01/2001	1,600	1,574
4.550% due 08/02/2001	2,400	2,360
5.040% due 08/02/2001	42,000	41,305
5.050% due 08/02/2001	5,000	4,917
5.070% due 08/02/2001	9,900	9,730
4.790% due 08/07/2001	100	98
5.030% due 08/07/2001	248,500	244,241
5.030% due 08/08/2001	35,000	34,396
5.070% due 08/08/2001	6,600	6,486
5.040% due 08/08/2001	7,800	7,665
4.900% due 08/08/2001	200	197
5.050% due 08/08/2001	300	295
5.010% due 08/08/2001	29,600	29,089
4.590% due 08/15/2001	2,100	2,062
4.760% due 08/15/2001	1,100	1,080
4.820% due 08/15/2001	3,100	3,044
4.740% due 09/04/2001	125,000	122,435
4.750% due 09/05/2001	6,500	6,366
4.740% due 09/05/2001	9,500	9,304
4.740% due 09/06/2001	44,400	43,478
4.740% due 09/12/2001	65,000	63,604
Verizon Global Funding		
5.320% due 04/02/2001	1,700	1,700
5.310% due 04/05/2001	2,600	2,599
5.340% due 04/05/2001	5,300	5,298
4.960% due 05/04/2001	700	697
5.010% due 05/16/2001	4,800	4,771
4.980% due 05/25/2001	400	397
4.750% due 06/15/2001	300	297
Walt Disney Co.		
4.690% due 08/07/2001	1,800	1,769
4.900% due 08/07/2001	3,400	3,342
Williams Cos., Inc.		
7.231% due 04/10/2001	23,200	23,209
7.231% due 04/10/2001	10,700	10,700
7.231% due 04/10/2001	10,300	10,304
Wisconsin Electric Power & Light		
5.040% due 04/12/2001	200	200
5.100% due 04/12/2001	800	799
	11.2580%	4,774,003

Repurchase Agreement 0.4%
Daiwa Securities

5.150% due 04/02/2001	165,000	165,000

(Dated 03/30/2001. Collateralized by U.S. Treasury Bills
4.420% due 09/13/2001 valued at $168,527.
Repurchase proceeds are $165,071.)

U.S. Treasury Bills 0.1%

5.073% due 05/17/2001 (b)	21,685	21,566

Total Short-Term Instruments (Cost $4,992,031)	11.7742%	4,992,904
Total Investments (a) 151.2% (Cost $63,623,558)		$64,127,213
Written Options (c) (0.1%) (Premiums $35,755)		(42,637)
Other Assets and Liabilities (Net) (51.1%)		(21,679,183)
Net Assets 100.0%		$42,405,393

Statement of Assets and Liabilities

March 31, 2000

Amounts in thousands, except per share amounts	Total Return Fund
Assets:	
Investments, at value	$41,494,212
Cash and foreign currency	12,437
Receivable for investments sold and forward foreign currency contracts	702,805
Receivable for Fund shares sold	112,052
Variation margin receivable	12,351
Interest and dividends receivable	375,681
Other assets	2,610
	42,712,148
Liabilities:	
Payable for investments purchased and forward foreign currency contracts	$6,321,535
Payable for financing transactions	4,055,744
Notes Payable	551,828
Written options outstanding	45,441
Payable for Fund shares redeemed	116,224
Dividends payable	38,087
Accrued investment advisory fee	6,927
Accrued administration fee	5,644
Accrued distribution fee	1,566
Accrued servicing fee	758
Variation margin payable	14,848
Other liabilities	17,273
	11,175,875
Net Assets	$31,536,273
Net Assets Consist of:	
Paid in capital	$33,008,257
Undistributed (overdistributed) net investment income	(57,894)
Accumulated undistributed net realized gain (loss)	(1,057,756)
Net unrealized appreciation (depreciation)	(356,334)
	$31,536,273
Net Assets:	
Administrative Class	$3,233,785
Other Classes	28,302,488
Shares Issued and Outstanding:	
Administrative Class	324,708
Net Asset Value and Redemption Price Per Share (Net Assets Per Share Outstanding):	
Administrative Class	$9.96
Cost of Investments Owned	$41,850,196
Cost of Foreign Currency Held	$57,001

Statements of Operations

For the year or period ended March 31, 2000

Amounts in thousands	Total Return Fund
Investment Income:	
Interest	$1,949,659
Dividends	14,565
Miscellaneous Income	626
Total Income	1,964,850
Expenses:	
Investment advisory fees	72,342
Administration fees	58,765
Distribution and/or servicing fees - Administrative Class	6,891
Distribution and/or servicing fees - Other Classes	18,157
Trustees' fees	189
Organization costs	0
Interest expense	30,200
Total expenses	186,544
Net Investment Income	1,778,306
Net Realized and Unrealized Gain (Loss):	
Net realized gain (loss) on investments	(499,631)
Net realized gain (loss) on futures contracts and written options	(365,560)
Net realized gain (loss) on foreign currency transactions	17,803
Net change in unrealized appreciation (depreciation) on investments	(260,654)
Net change in unrealized appreciation (depreciation) on futures contracts and written options	32,658
Net change in unrealized appreciation (depreciation) on translation of assets and liabilities denominated in foreign currencies	(14,142)
Net Gain (Loss)	(1,089,526)
Net Increase (Decrease) in Assets Resulting from Operations	$688,780

Statements of Changes in Net Assets

Amounts in thousands	Total Return Fund Year Ended March 31, 2000	Year Ended March 31, 1999
Increase (Decrease) in Net Assets from:		
Operations:		
Net investment income	$1,778,306	$1,285,330
Net realized gain (loss)	(847,388)	472,416
Net change in unrealized appreciation (depreciation)	(242,138)	(239,440)
Net increase (decrease) resulting from operations	688,780	1,518,306
Distributions to Shareholders:		
From net investment income		
Administrative Class	(158,773)	(62,402)
Other Classes	(1,542,465)	(1,223,491)
In excess of net investment income		
Administrative Class	(6,817)	0
Other Classes	(66,229)	
From net realized capital gains		
Administrative Class	0	(31,973)
Other Classes	0	(480,591)
In excess of net realized capital gains		
Administrative Class	0	(23,987)
Other Classes	0	(360,558)
Total Distributions	(1,774,284)	(2,183,002)
Fund Share Transactions:		
Receipts for shares sold		
Administrative Class	2,193,159	1,767,082
Other Classes	11,309,212	10,927,679
Issued as reinvestment of distributions		
Administrative Class	113,239	79,793
Other Classes	1,300,711	1,748,338
Cost of shares redeemed		
Administrative Class	(953,360)	(296,106)
Other Classes	(7,465,688)	(5,529,297)
Net increase (decrease) resulting from Fund share transactions	6,497,273	8,697,489
Total Increase (Decrease) in Net Assets	5,411,769	8,032,793
Net Assets:		
Beginning of period	26,124,504	18,091,711
End of period *	$31,536,273	$26,124,504
*Including net undistributed (overdistributed) investment income of:	($57,894)	($77,068)

Financial Highlights
Total Return Fund
Administrative Class

Selected Per Share Data for the Year Ended:	03/31/2000	03/31/1999	03/31/1998	03/31/1997	03/31/1996
Net asset value beginning of period	10.36 $	10.62 $	10.27 $	10.29 $	10.01
Net investment income	0.61(a)	0.61(a)	0.61(a)	0.66(a)	0.80
Net realized and unrealized gain (loss)	(0.41)(a)	0.16(a)	0.63(a)	(0.02)(a)	0.29
Total income from investment operations	0.20	0.77	1.24	0.64	1.09
Dividends from net investment income	(0.58)	(0.61)	(0.60)	(0.64)	(0.60)
Dividends in excess of net investment income	(0.02)	0.00	(0.02)	(0.02)	(0.09)
Distributions from net realized capital gains	0.00	(0.24)	(0.27)	0.00	(0.12)
Distributions in excess of net realized capital gains	0.00	(0.18)	0.00	0.00	0.00
Tax basis return of capital	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.60)	(1.03)	(0.89)	(0.66)	(0.81)
Net asset value end of period	$ 9.96 $	10.36 $	10.62 $	10.27 $	10.29
Total return	2.07%	7.33%	12.36%	6.34%	10.99%
Net assets end of period (000's)	$ 3,233,785	$ 1,972,984	$ 481,730	$ 151,194	$ 104,618
Ratio of expenses to average net assets	0.79%(b)	0.68%	0.68%	0.68%	0.68%
Ratio of net investment income to average net assets	6.01%	5.52%	5.74%	6.35%	6.64%
Portfolio turnover rate	223%	154%	206%	173%	221%

(a) Per share amounts based on average number of shares outstanding during the period.
(b) Ratio of expenses to average net assets excluding interest expense is 0.68%.

Notes to Financial Statements
March 31, 2000

1. Organization

PIMCO Funds: Pacific Investment Management Series (the "Trust") was established as a Massachusetts business trust on February 19, 1987. The Trust is registered under the Investment Company Act of 1940 (the "Act"), as amended, as an open-end investment management company. The Trust currently consists of 30 separate investment funds (the "Funds"). The Trust may offer up to six classes of shares: Institutional, Administrative, A, B, C and D. Each share class has identical voting rights (except that shareholders of a class have exclusive voting rights regarding any matter relating solely to that class of shares). Information presented in these financial statements pertains to the Administrative Class of the Total Return Fund. Certain detailed financial information for the Institutional, A, B, C and D Classes (the "Other Classes") is provided separately and is available upon request.

2. Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Trust in the preparation of its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Security Valuation. Portfolio securities and other financial instruments for which market quotations are readily available are stated at market value. Market value is determined on the basis of last reported sales prices, or if no sales are reported, as is the case for most securities traded over-the-counter, the mean between representative bid and asked quotations obtained from a quotation reporting system or from established market makers. Fixed income securities, including those to be purchased under firm commitment agreements, are normally valued on the basis of quotes obtained from brokers and dealers or pricing services. Short-term investments which mature in 60 days or less are valued at amortized cost, which approximates market value. Certain fixed income securities for which daily market quotations are not readily available may be valued, pursuant to guidelines established by the Board of Trustees, with reference to fixed income securities whose prices are more readily obtainable.

Securities Transactions and Investment Income. Securities transactions are recorded as of the trade date. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Realized gains and losses from securities sold are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, are recorded as soon as the Fund is informed of the ex-dividend date. Interest income, adjusted for the accretion of discounts and amortization of premiums, is recorded on the accrual basis.

Dividends and Distributions to Shareholders. Dividends from net investment income, if any, of the Fund are declared on each day the Trust is open for business and are distributed to shareholders monthly. Net realized capital gains earned by the Fund, if any, will be distributed no less frequently than once each year.
　　　　Income dividends and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for such items as wash sales, foreign currency transactions, net operating losses and capital loss carryforwards.
　　　　Distributions reflected as a tax basis return of capital in the accompanying Statements of Changes in Net Assets have been reclassified to paid in capital. In addition, other amounts have been reclassified between undistributed net investment income, accumulated undistributed net realized gains or losses and paid in capital to more appropriately conform financial accounting to tax characterizations of dividend and distributions.

Foreign Currency. Foreign currencies, investments, and other assets and liabilities are translated into U.S. dollars at the exchange rates prevailing at the end of the period. Fluctuations in the value of these assets and liabilities resulting from changes in exchange rates are recorded as unrealized foreign currency gains (losses). Realized gains (losses) and unrealized appreciation (depreciation) on investment securities and income and expenses are translated on the respective dates of such transactions. The effect of changes in foreign currency exchange rates on investments in securities are not segregated in the Statements of Operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain or loss on investment securities.

Multiclass Operations. Each class offered by the Trust has equal rights as to assets and voting privileges. Income and non-class specific expenses of the Fund are allocated daily to each class of shares based on the relative value of settled shares. Realized and unrealized capital gains and losses of the Fund are allocated daily to each class of shares based on the relative net assets of each class.

Federal Income Taxes. The Fund intends to qualify as a regulated investment company and distribute all of its taxable income and net realized gains, if applicable, to shareholders. Accordingly, no provision for Federal income taxes has been made.

Financing Transactions. The Fund may enter into financing transactions consisting of the sale by the Fund of securities, together with a commitment to repurchase similar securities at a future date. The difference between the selling price and the future purchase price is an adjustment to interest income. If the counterparty to whom the Fund sells the security becomes insolvent, the Fund's right to repurchase the security may be restricted; the value of the security may change over the term of the financing transaction and the return earned by the Fund with the proceeds of a financing transaction may not exceed transaction costs.

Futures and Options. The Fund is authorized to enter into futures contracts and options. The Fund may use futures contracts and options to manage its exposure to the securities markets or to movements in interest rates and currency values. The primary risks associated with the use of futures contracts and options are imperfect correlation between the change in market value of the securities held by the Fund and the prices of futures contracts and options, the possibility of an illiquid market, and the inability of the counterparty to meet the terms of the contract. Futures contracts and purchased options are valued based upon their quoted daily settlement prices. The premium received for a written option is recorded as an asset with an equal liability which is marked to market based on the option's quoted daily settlement price. Fluctuations in the value of such instruments are recorded as unrealized appreciation (depreciation) until terminated, at which time realized gains and losses are recognized.

Forward Currency Transactions. The Fund is authorized to enter into forward foreign exchange contracts for the purpose of hedging against foreign exchange risk arising from the Fund's investment or anticipated investment in securities denominated in foreign currencies. The Fund also may enter into these contracts for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another. All commitments are marked to market daily at the applicable translation rates and any resulting unrealized gains or losses are recorded. Realized gains or losses are recorded at the time the forward contract matures or by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

Swaps. The Fund is authorized to enter into interest rate, total return and currency exchange swap agreements in order to obtain a desired return at a lower cost than if the Fund had invested directly in the asset that yielded the desired return. Swaps involve commitments to exchange components of income (generally interest or returns) pegged to the underlying assets based on a notional principal amount. Swaps are marked to market daily based upon quotations from market makers and the change, if any, is recorded as unrealized gains or losses in the Statements of Operations. The Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a counterparty.

Stripped Mortgage-Backed Securities (SMBS). SMBS represent a participation in, or are secured by and payable from, mortgage loans on real property, and may be structured in classes with rights to receive varying proportions of principal and interest. SMBS include interest-only securities (IOs), which receive all of the interest, and principal-only securities (POs), which receive all of the principal. If the underlying mortgage assets experience greater than anticipated payments of principal, the Fund may fail to recoup some or all of its initial investment in these securities. The market value of these securities is highly sensitive to changes in interest rates.

Delayed Delivery Transactions. The Fund may purchase or sell securities on a when-issued or delayed delivery basis. These transactions involve a commitment by the Fund to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement period. When delayed delivery purchases are outstanding, the Fund will set aside and maintain until the settlement date in a segregated account, liquid assets in an amount sufficient to meet the purchase price. When purchasing a security on a delayed delivery basis, the Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations, and takes such fluctuations into account when determining its net asset value. The Fund may dispose of or renegotiate a delayed delivery transaction after it is entered into, and may sell when-issued securities before they are delivered, which may result in a capital gain or loss. When the Fund has sold a security on a delayed delivery basis, the Fund does not participate in future gains and losses with respect to the security. Forward sales commitments are accounted for by the Fund in the same manner as forward currency contracts discussed above.

Inflation-Indexed Bonds. Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value which is adjusted for inflation. Any increase in the principal amount of an inflation-indexed bond will be considered interest income, even though investors do not receive their principal until maturity.

Repurchase Agreements. The Fund may engage in repurchase transactions. Under the terms of a typical repurchase agreement, the Fund takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time. The market value of the collateral must be equal at all times to the total amount of the repurchase obligations, including interest. Generally, in the event of counterparty default, the Fund has the right to use the collateral to offset losses incurred.

Reverse Repurchase Agreements. The Fund is authorized to enter into reverse repurchase agreements. In a reverse repurchase agreement, the Fund sells to a financial institution a security that it holds with an agreement to repurchase the same security at an agreed-upon price and date. A reverse repurchase agreement involves the risk that the market value of the security sold by the Fund may decline below the repurchase price of the security.

Restricted Securities. The Fund is permitted to invest in securities that are subject to legal or contractual restrictions on resale. These securities generally may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult.

3. Fees, Expenses, and Related Party Transactions

Investment Advisory Fee. Pacific Investment Management Company (PIMCO) is a wholly-owned subsidiary partnership of PIMCO Advisors L.P. and serves as investment adviser (the "Adviser") to the Trust, pursuant to an investment advisory contract. The Adviser receives a monthly fee from the Fund at an annual rate of 0.25% based on average daily net assets of the Fund.

Administration Fee. Pacific Investment Management Company (PIMCO) is a wholly-owned subsidiary partnership of PIMCO Advisors L.P. and also serves as administrator (the "Administrator"), and provides administrative services to the Trust for which it receives from each Fund a monthly administrative fee based on each share class' average daily net assets. The Administration Fee for the Administrative Class and Institutional Class is charged at the annual rate of 0.18%. The Administration Fee for the A, B and C Classes is charged at an annual rate of 0.40%. The Administration Fee for Class D is charged at the annual rate of 0.25%.

Distribution and Servicing Fees. PIMCO Funds Distributors LLC, ("PFD"), a wholly-owned subsidiary of PIMCO Advisors L.P., serves as the distributor of the Trust's shares.

The Trust is permitted to reimburse, out of the Administrative Class assets of the Fund in an amount up to 0.25% on an annual basis of the average daily net assets of that class, financial intermediaries that provide services in connection with the distribution of shares or administration of plans or programs that use Fund shares as their funding medium. The effective rate paid to PFD was 0.25% during current fiscal year.

Pursuant to the Distribution and Servicing Plans adopted by the A, B, C and D Classes of the Trust, the Trust compensates PFD or an affiliate with respect to Class D for services provided and expenses incurred in connection with assistance rendered in the sale of shares and services rendered to shareholders and for maintenance of shareholder accounts of the A, B, C and D Classes. The Trust paid PFD distribution and servicing fees at an effective rate as set forth below (calculated as a percentage of the Fund's average daily net assets attributable to each class):

	Distribution Fee (%)	Servicing Fee (%)
Class A	-	0.25
Class B	0.75	0.25
Class C	0.75	0.25
Class D	-	0.25

PFD also receives the proceeds of the initial sales charges paid by the shareholders upon the purchase of Class A shares, and the contingent deferred sales charges paid by the shareholders upon certain redemptions of A, B and C Class shares. For the period ended March 31, 2000, PFD received $11,859,369 representing commissions (sale charges) and contingent deferred sales charges.

Expenses. The Trust is responsible for the following expenses: (i) salaries and other compensation of any of the Trust's executive officers and employees who are not officers, directors, stockholders or employees of PIMCO or its subsidiaries or affiliates; (ii) taxes and governmental fees; (iii) brokerage fees and commissions and other portfolio transaction expenses; (iv) the cost of borrowing money, including interest expense; (v) fees and expenses of the Trustees who are not "interested persons" of PIMCO or the Trust, and any counsel retained exclusively for their benefit; (vi) extraordinary expenses, including costs of litigation and indemnification expenses; (vii) organization expense; and (viii) any expenses allocated or allocable to a specific class of shares, which include service fees payable with respect to the Administrative Class shares and may include certain other expenses as permitted by the Trust's Multiple Class Plan adopted pursuant to Rule 18f-3 under the Act and subject to review and approval by the Trustees. The ratio of expenses to average net assets per share class, as disclosed in Financial Highlights, may differ from the annual fund operating expenses per share class as disclosed in the Prospectus for the reasons set forth above. Each unaffiliated Trustee receives an annual retainer of $45,000, plus $3,000 for each Board of Trustees meeting attended in person and $500 for each meeting attended telephonically, plus reimbursement of related expenses. In addition, each committee chair receives an annual retainer of $1,500. These expenses are allocated to the Funds of the Trust according to their respective net assets.

4. Purchases and Sales of Securities

Purchases and sales of securities (excluding short-term investments) for the period ended March 31, 2000 were as follows (amounts in thousands):

	U.S. Government/Agency		All Other	
	Purchases	Sales	Purchases	Sales
Total Return Fund	$ 56,671,088	$ 70,114,485	$35,320,326	$9,011,674

5. Shares of Beneficial Interest

The Trust may issue an unlimited number of shares of beneficial interest with a $.0001 par value. Changes in shares of beneficial interest were as follows (shares and amounts in thousands):

| | Total Return Fund | | | |
| | Year Ended 03/31/2000 | | Year Ended 03/31/1999 | |
	Shares	Amount	Shares	Amount
Receipts for shares sold				
Administrative Class	218,285	2,193,159	165,308	1,767,082
Other Chasses	1,126,853	11,309,212	1,025,586	10,927,649
Issued as reinvestment of distributions				
Administrative Class	11,320	113,239	7,521	79,793
Other Chasses	129,764	1,300,711	164,549	1,748,338
Cost of shares redeemed				
Administrative Class	(95,333)	(953,360)	(27,767)	(296,106)
Other Chasses	(745,907)	(7,465,688)	(517,630)	(5,529,297)
Net increase resulting from Fund share transactions	644,982	6,497,273	817,567	8,697,489

6. Transactions in Written Call and Put Options

Transactions in written call and put options were as follows (amounts in thousands):

Total Return

	Premium
Balance at 03/31/1999	$ 35,106
Sales	130,952
Closing Buys	(21,392)
Expirations	(106,510)
Exercised	(6,434)
Balance at 03/31/2000	$ 31,722

7. Line of Credit

Effective December 30, 1999, the Fund, along with certain other funds managed by PIMCO, entered into an unsecured $100,000,000 bank line of credit agreement with State Street Bank & Trust Company. Borrowings under the agreement bear interest at the Fed Funds plus 50 basis points or the Base Rate, which is typically the Prime Rate. The funds may borrow money solely for temporary purposes to fund shareholder redemptions. The Funds did not borrow from the line during the period December 30, 1999 through March 31, 2000.

8. Acquisition by Allianz AG

On October 31, 1999 PIMCO Advisors L.P. and related companies entered into an Implementation and Merger Agreement with Allianz of America, Inc. Pursuant to the merger agreement, Allianz AG, as the ultimate parent of Allianz of America, Inc. would acquire a majority ownership (approximately 70%) of PIMCO Advisors L.P. The consummation of the transaction is subject to certain consents and approvals. The transaction closed on May 5, 2000.

9. Federal Income Tax Matters

As of March 31, 2000, the Fund had remaining capital loss carryforwards that were realized or acquired in prior years in the amount listed below.

	Capital Loss Carryforwards		
	Realized Losses	Acquired Losses	Expiration
Total Return Fund	750,096,993	0	03/31/2008

The Total Return Fund realized capital loss and/or foreign currency loss of $243,968,849 during the period November 1, 1999 through March 31, 2000 which the Fund elected to defer to the following fiscal year pursuant to U.S. income tax regulations.

The Fund will resume capital gain distributions in the future to the extent gains are realized in excess of the available carryforwards.

10. In-kind Transactions

For the period ended March 31, 2000, the Fund realized losses from in-kind redemptions of approximately $1,063,000.

Federal Income Tax Information (unaudited)

Dividend Received Deduction. Corporate shareholders are generally entitled to take the dividend received deduction on the portion of the Fund's dividend distribution that qualifies under tax law. The percentage of the Fund's fiscal 2000 ordinary income dividends that qualifies for the corporate dividend received deduction is set forth below:

Total Return Fund	0.26%

Shareholders are advised to consult their own tax advisor with respect to the tax consequences of their investment in the Trust.

C:\WIN98\TEMP.ADM_NOTES_3.31.20001.DOC

	Principal Amount (000s)	Value (000s)
CORPORATE BONDS & NOTES 47.3%		
Banking & Finance 31.6%		
Abbey National Capital Trust I		
8.963% due 12/29/2049	$23,400	$23,905
Abbey National PLC		
6.700% due 06/29/2049	5,000	4,546
Abbey National Treasury Service		
6.625% due 05/23/2001	240	240
ABN AMRO Mortgage Corp.		
7.250% due 05/31/2005	150	148
Aetna, Inc.		
6.750% due 08/15/2001	250	247
7.250% due 08/15/2023	50	44
Ahmanson (H.F.) & Co.		
7.650% due 04/15/2000	175	175
Allstate Corp.		
6.750% due 05/15/2018	280	246
6.900% due 05/15/2038	77,200	65,781
American Express		
8.500% due 08/15/2001	350	356
5.625% due 01/22/2004	8,700	8,179
6.250% due 08/10/2005	1,000	981
American General Finance		
7.250% due 04/15/2000	500	500
6.270% due 06/09/2000	800	799
5.875% due 07/01/2000	75	75
6.050% due 07/02/2001	3,000	2,953
7.450% due 07/01/2002	200	200
6.250% due 12/18/2002	1,165	1,129
6.375% due 03/01/2003	350	340
8.125% due 03/15/2046	270	258
American Health Properties, Inc.		
7.050% due 01/15/2002	700	676
Anthem Insurance		
9.000% due 04/01/2027	210	196
AON Capital Trust 'A'		
8.205% due 01/01/2027	725	691
Aristar, Inc.		
7.375% due 09/01/2004	20,000	19,786
Associates Corp. of North America		
6.000% due 06/15/2000	2,684	2,679
6.310% due 06/16/2000	500	500
6.250% due 09/15/2000	200	199
6.625% due 05/15/2001	1,300	1,291
6.700% due 05/29/2001	100	99
6.750% due 07/15/2001	24,000	23,834
7.000% due 07/23/2001	500	499
6.210% due 08/27/2001 (d)	13,500	13,494
6.450% due 10/15/2001	23,600	23,303
7.500% due 04/15/2002	185	185
6.500% due 07/15/2002	750	736
5.750% due 11/01/2003	4,875	4,619
5.800% due 04/20/2004	150	141
Associates First Capital Corp.		
6.000% due 12/01/2002	500	483
AT&T Capital Corp.		
7.500% due 11/15/2000	5,000	5,014
6.730% due 12/01/2000 (d)	1,900	1,908
6.875% due 01/16/2001	230	230
6.800% due 02/01/2001	24,900	24,836
6.250% due 05/15/2001	19,443	19,245
7.000% due 08/15/2001	16,600	16,539
7.110% due 09/13/2001 (d)	1,030	1,027
6.900% due 01/30/2002	1,000	992
6.750% due 02/04/2002	1,925	1,904
6.310% due 04/23/2002 (d)	74,000	74,208
AVCO Financial Services		
6.350% due 09/15/2000	100	100
7.375% due 08/15/2001	300	300

			Principal Amount (000s)	Value (000s)
Banco Latinoamericano SA				
	6.500% due	04/02/2001	950	944
Banco Nacional de Comercio Exterior				
	8.000% due	04/14/2000	$4,600	$4,598
	7.500% due	07/01/2000	2,000	2,005
	7.250% due	02/02/2004	15,050	14,373
Banesto Delaware				
	8.250% due	07/28/2002	28,900	29,355
Bank of Hawaii				
	6.875% due	06/01/2003	750	733
Bank of Tokyo - Mitsubishi				
	8.400% due	04/15/2010	112,000	113,864
Bank One Corp.				
	6.086% due	04/19/2001 (d)	2,000	2,006
	6.169% due	09/04/2001 (d)	14,000	13,977
	6.281% due	06/26/2002 (d)	4,000	3,997
BankAmerica Corp.				
	5.375% due	04/15/2000	750	750
	6.160% due	02/26/2001 (d)	3,000	3,001
	6.170% due	03/05/2001 (d)	44,000	43,954
	6.173% due	02/20/2002 (d)	35,180	35,110
	8.125% due	06/15/2002	350	354
	7.750% due	07/15/2002	360	363
	7.200% due	09/15/2002	1,000	995
	7.500% due	10/15/2002	1,200	1,203
	6.850% due	03/01/2003	65	64
	6.875% due	06/01/2003	100	98
	6.375% due	05/15/2005	1,000	948
	7.125% due	05/01/2006	500	490
	8.375% due	05/01/2007	2	2
	9.375% due	09/15/2009	12,950	14,387
	7.800% due	02/15/2010	84,000	84,805
	8.570% due	11/15/2024	125	140
BankBoston Corp.				
	6.125% due	03/15/2002	12,500	12,172
Bankers Trust				
	8.090% due	12/01/2026	275	266
Bankers Trust Corp.				
	9.400% due	03/01/2001	385	392
	6.750% due	10/03/2001	500	496
	8.125% due	05/15/2002	300	303
	6.066% due	07/03/2002 (d)	10,000	9,972
	7.125% due	07/31/2002	150	148
	6.200% due	05/11/2003 (d)	82,800	82,775
	6.000% due	10/15/2008	500	448
Banponce Financial Corp.				
	6.463% due	11/13/2001	13,000	12,756
Bayerische Landesbank NY				
	0.000% due	05/17/2000 (d)	306,000	300,370
	6.200% due	02/09/2006	250	234
Bear Stearns Co., Inc.				
	6.750% due	08/15/2000	50	50
	6.500% due	01/08/2001 (d)	8,100	8,134
	6.228% due	01/28/2002 (d)	11,250	11,232
	6.323% due	04/05/2002 (d)	25,000	25,009
	6.348% due	05/07/2002 (d)	4,300	4,299
	6.424% due	08/01/2002 (d)	53,600	53,722
	6.510% due	12/16/2002 (d)	46,100	46,097
	6.125% due	02/01/2003	25	24
	6.596% due	03/28/2003 (d)	15,800	15,809
	6.750% due	04/15/2003	105	102
	6.418% due	05/06/2003 (d)	13,000	13,034
	6.415% due	05/16/2003 (d)	39,200	39,298
	6.130% due	07/22/2003 (d)	19,000	19,022
	6.150% due	03/02/2004	150	142
	8.750% due	03/15/2004	75	78
	6.521% due	06/01/2004 (d)	9,265	9,299
	6.625% due	10/01/2004	250	240
	6.566% due	03/18/2005 (d)	37,000	37,026

			Principal Amount (000s)	Value (000s)
	6.250% due	07/15/2005	25,000	23,409
	6.750% due	12/15/2007	2,000	1,892
Bell Atlantic Financial				
	5.750% due	04/01/2003	1,500	1,524
Beneficial Corp.				
	5.950% due	07/25/2000	$5,000	$4,991
	6.730% due	01/09/2001 (d)	16,000	15,994
	6.110% due	01/09/2002 (d)	500	502
	6.210% due	01/23/2002 (d)	5,000	5,001
	6.291% due	03/01/2002 (d)	50,000	50,063
	8.000% due	06/18/2002	400	405
	6.030% due	01/14/2003	320	308
Bombardier Capital, Inc.				
	6.000% due	01/15/2002	28,000	27,227
	7.300% due	12/15/2002	9,000	8,862
	6.700% due	06/09/2032 (d)	16,150	16,000
BTM Holdings				
	6.680% due	09/29/2049 (d)	6,000	6,000
Caithness Coso Fund Corp.				
	6.800% due	12/15/2001	11,988	11,852
Capital One Bank				
	6.750% due	07/28/2003 (d)	2,200	2,199
Case Credit Corp.				
	5.950% due	08/01/2000	2,375	2,367
	5.850% due	02/20/2001 (d)	1,600	1,579
Caterpillar Financial Service Corp.				
	6.151% due	05/27/2001 (d)	10,000	9,997
	6.480% due	12/12/2001	575	568
	6.300% due	02/11/2002 (d)	700	702
Central Hispano Financial Services				
	6.540% due	04/28/2005 (d)	5,000	5,002
Chase Manhattan Corp.				
	8.500% due	02/15/2002	200	204
	5.750% due	04/15/2004	150	142
	6.000% due	02/15/2009	800	721
Chemical Banking Corp.				
	6.125% due	11/01/2008	400	360
Chrysler Financial Co. LLC				
	5.860% due	01/16/2001	500	496
	6.034% due	06/11/2001 (d)	21,400	21,402
	5.690% due	11/15/2001	650	636
	5.400% due	01/15/2002	15,750	15,251
	6.950% due	03/25/2002	50	50
	6.129% due	07/17/2002 (d)	20,000	20,000
	6.144% due	08/08/2002 (d)	37,000	37,034
	6.184% due	02/03/2003 (d)	35,000	35,020
	6.174% due	03/06/2003 (d)	25,000	25,184
	6.164% due	03/10/2003 (d)	10,000	10,072
	6.124% due	06/18/2003	35,000	34,990
Chubb Capital Corp.				
	6.875% due	02/01/2003	100	99
Cigna Corp.				
	8.250% due	01/01/2007	250	252
Cincinnati Financial Corp.				
	6.900% due	05/15/2028	80,925	73,136
CIT Group, Inc.				
	6.200% due	10/20/2000	525	523
	6.750% due	05/14/2001	30,000	29,829
	6.393% due	10/01/2002 (d)	600	601
CIT Holdings LLC				
	6.875% due	02/16/2005	7,500	7,295
Citicorp				
	6.235% due	05/24/2001 (d)	139,000	139,046
	6.223% due	09/17/2001 (d)	65	65
	6.179% due	11/13/2001 (d)	10,000	10,002
	6.231% due	06/27/2002 (d)	11,450	11,411
	6.186% due	08/15/2002 (d)	11,500	11,490
	6.224% due	11/12/2002 (d)	30,000	29,974
	8.000% due	02/01/2003	250	253

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
	7.125% due	09/01/2005	400	393
	7.250% due	09/01/2008	500	491
Citifinancial				
	6.375% due	09/15/2002	115	112
	6.500% due	08/01/2004	400	387
Comerica, Inc.				
	7.250% due	06/15/2007	200	195
Commercial Credit Co.				
	6.750% due	05/15/2000	$100	$100
	6.000% due	06/15/2000	300	300
	5.550% due	02/15/2001	1,300	1,284
	8.250% due	11/01/2001	2,500	2,540
	6.875% due	05/01/2002	335	332
	7.750% due	03/01/2005	550	556
Countrywide Home Loans				
	6.250% due	04/15/2009	600	541
Credit Asset Receivable				
	6.274% due	10/31/2003	41,870	40,921
Credit Lyonnais				
	5.688% due	07/21/2000 (d)	6,750	6,736
Deutsche Bank Capital Trust I				
	7.872% due	12/29/2049	20,875	19,848
Deutsche Bank Financial				
	7.500% due	04/25/2009	3,000	2,955
Donaldson, Lufkin & Jenrette				
	6.400% due	09/18/2002 (d)	13,600	13,589
	6.170% due	07/15/2003	20,000	19,168
Dow Capital BV				
	7.125% due	01/15/2003	100	99
Dresdner Bank-New York				
	6.625% due	09/15/2005	1,000	957
Dresdner Funding Trust I				
	8.151% due	06/30/2031	17,500	16,418
Duke Capital Corp.				
	7.250% due	10/01/2004	19,000	18,789
Edison Funding				
	6.950% due	12/19/2000	7,000	7,002
EOP Operating LP				
	6.376% due	02/15/2002	26,310	25,638
Export Credit Bank of Turkey				
	8.385% due	08/18/2000 (d)	10,740	10,750
	8.820% due	08/18/2000	2,923	2,915
Export-Import Bank Korea				
	6.500% due	11/15/2006	5,000	4,765
Exxon Capital Corp.				
	7.450% due	12/15/2001	250	252
	6.125% due	09/08/2008	2,000	1,864
Farmers Insurance				
	8.625% due	05/01/2024	275	281
Finova Capital Corp.				
	5.875% due	10/15/2001	1,000	976
	6.720% due	11/08/2002 (d)	52,250	52,448
	6.480% due	04/08/2003 (d)	300	300
	6.390% due	06/18/2003 (d)	32,300	32,289
	6.330% due	11/24/2003	700	652
First Chicago Corp.				
	6.230% due	03/11/2002 (d)	10,000	10,016
	6.230% due	02/18/2003 (d)	10,000	9,939
	6.165% due	07/28/2003 (d)	50	50
First Interstate Bancorp				
	8.875% due	01/01/2009 (l)	162	163
First Union Corp.				
	7.100% due	08/15/2004	3,000	2,959
	7.700% due	02/15/2005	4,000	4,051
	6.375% due	01/15/2009	500	457
Fleet Financial Group				
	9.900% due	06/15/2001	200	206
Ford Capital BV				
	9.500% due	06/01/2010	200	220

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
Ford Motor Credit Corp.				
	6.375% due	10/06/2000	1,300	1,296
	6.250% due	11/08/2000	750	747
	7.020% due	06/07/2001	1,000	999
	6.710% due	07/13/2001 (d)	46,500	46,747
	6.210% due	08/27/2001 (d)	27,500	27,497
	6.249% due	09/03/2001 (d)	27,000	27,020
	7.000% due	09/25/2001	1,125	1,121
	6.160% due	10/15/2001 (d)	13,000	13,012
	6.240% due	11/16/2001 (d)	76,800	76,860
	8.240% due	01/15/2002	85	86
	6.165% due	01/17/2002 (d)	53,945	53,769
	8.200% due	02/15/2002	$500	$507
	6.500% due	02/28/2002	1,710	1,684
	6.341% due	03/19/2002 (d)	28,208	28,283
	6.200% due	04/29/2002 (d)	33,000	33,016
	6.298% due	05/23/2002	14,000	14,000
	6.269% due	06/04/2002 (d)	2,000	2,000
	6.300% due	07/16/2002 (d)	98,480	98,718
	6.550% due	09/10/2002	4,000	3,930
	6.190% due	10/15/2002 (d)	14,000	13,995
	7.750% due	11/15/2002	5,730	5,772
	6.320% due	12/16/2002 (d)	56,000	55,864
	6.000% due	01/14/2003	1,000	963
	7.500% due	01/15/2003	250	250
	6.218% due	02/03/2003 (d)	30,000	29,931
	6.224% due	02/13/2003 (d)	250,185	249,587
	6.199% due	02/13/2003 (d)	100,000	99,956
	6.330% due	03/17/2003 (d)	13,000	13,000
	6.125% due	04/28/2003	25,580	24,655
	6.625% due	06/30/2003	775	758
	6.370% due	11/24/2003 (d)	32,000	32,063
	5.750% due	02/23/2004	620	584
	6.310% due	05/21/2004 (d)	22,200	22,246
	6.309% due	06/02/2004 (d)	1,500	1,495
	6.700% due	07/16/2004	92,305	89,590
	8.250% due	02/23/2005	2,500	2,577
	7.500% due	03/15/2005	17,000	16,959
	6.228% due	04/28/2005 (d)	58,000	57,831
	6.125% due	01/09/2006	25	23
	5.800% due	01/12/2009	155	137
Fuji Bank				
	9.870% due	12/31/2049 (d)	17,875	17,786
GATX Capital Corp.				
	6.440% due	06/09/2000	3,000	2,998
General Electric Capital Corp.				
	6.875% due	04/15/2000	200	200
	8.375% due	03/01/2001	1,415	1,432
	6.020% due	05/04/2001	1,000	990
	5.500% due	11/01/2001	50	49
	5.650% due	03/31/2003	125	120
	6.210% due	12/09/2005	400	382
	8.300% due	09/20/2009	1,125	1,211
General Motors Acceptance Corp.				
	9.375% due	04/01/2000 (d)	235	235
	5.800% due	04/09/2001	8,340	8,239
	6.800% due	04/17/2001	4,800	4,790
	5.950% due	04/20/2001	22,150	21,904
	6.700% due	04/30/2001	3,000	2,988
	7.125% due	05/01/2001	44,395	44,355
	6.750% due	06/05/2001	880	876
	6.875% due	07/15/2001	1,000	996
	6.310% due	08/23/2001 (d)	48,000	48,189
	6.060% due	10/22/2001 (d)	25,700	25,658
	6.485% due	11/26/2001 (d)	19,000	19,127
	6.375% due	12/01/2001	265	261
	6.230% due	12/10/2001 (d)	2,200	2,199
	9.625% due	12/15/2001	5,650	5,844
	6.548% due	12/17/2001 (d)	13,000	13,090

			Principal Amount (000s)	Value (000s)
6.130% due	01/08/2002 (d)		3,000	3,007
6.625% due	01/10/2002		500	493
6.140% due	01/28/2002 (d)		3,000	3,000
6.130% due	02/01/2002 (d)		36,700	36,701
6.750% due	02/07/2002		1,590	1,571
6.330% due	03/15/2002 (d)		10,215	10,251
7.750% due	03/25/2002		125	126
6.165% due	04/29/2002 (d)		221,144	221,238
7.000% due	09/15/2002		250	247
6.625% due	10/01/2002		5,000	4,908
6.330% due	10/07/2002 (d)		1,100	1,101
6.199% due	11/12/2002 (d)		10,200	10,180
6.299% due	11/12/2002 (d)		19,595	19,621
6.327% due	12/09/2002 (d)		64,050	64,093
6.200% due	12/15/2002		500	485
5.480% due	12/16/2002		150	143
6.000% due	01/15/2003		990	953
5.875% due	01/22/2003		30,500	29,268
6.750% due	03/15/2003		$40,125	$39,384
7.125% due	05/01/2003		36,000	35,648
6.681% due	07/20/2003 (d)		9,956	9,947
6.190% due	08/18/2003 (d)		89,940	89,459
5.550% due	09/15/2003		32,000	30,201
6.625% due	10/20/2003		2,000	1,951
5.750% due	11/10/2003		1,000	946
6.251% due	04/05/2004 (d)		35,200	35,122
6.351% due	05/28/2004 (d)		73,000	73,644
6.850% due	06/17/2004		1,000	975
6.551% due	09/20/2004 (d)		20,137	20,119
6.650% due	11/17/2005		500	480
6.150% due	04/05/2007		150	139
8.950% due	07/02/2009		21,483	22,321
Golden State Holdings				
2.281% due	01/02/2000		15	335
6.750% due	08/01/2001		1,950	1,881
Goldman Sachs Group				
6.200% due	12/15/2000		6,500	6,468
6.210% due	01/09/2001 (d)		75,000	75,150
6.456% due	01/12/2001 (d)		25,000	25,103
6.469% due	01/16/2001 (d)		39,000	39,112
6.220% due	01/25/2001 (d)		27,400	27,426
6.340% due	02/20/2001 (d)		3,000	3,008
6.773% due	04/16/2001 (d)		18,000	18,008
6.390% due	12/07/2001 (d)		25,000	25,060
6.496% due	12/24/2001 (d)		6,000	6,014
6.490% due	02/18/2002 (d)		2,300	2,312
6.340% due	02/22/2002 (d)		3,500	3,504
6.370% due	01/16/2003 (d)		15,000	15,079
6.270% due	01/17/2003 (d)		145,000	145,089
6.349% due	02/10/2004 (d)		10,000	9,806
6.640% due	02/19/2004 (d)		10,000	10,147
6.800% due	02/09/2009 (d)		10,000	10,463
6.500% due	02/25/2009		140	130
Hansol Paper Co. Ltd.				
7.934% due	05/24/2001 (d)		20,000	20,200
Hartford Life, Inc.				
6.900% due	06/15/2004		600	586
Heller Financial, Inc.				
6.240% due	08/25/2000 (d)		3,000	3,002
6.477% due	09/12/2000		5,000	4,989
6.448% due	02/05/2001		13,000	13,017
6.250% due	03/01/2001		25,000	24,774
6.441% due	06/25/2001 (d)		74,550	74,718
5.750% due	09/25/2001		1,400	1,367
6.370% due	10/22/2001 (d)		19,200	19,250
6.500% due	11/01/2001		250	247
7.000% due	11/09/2001 (d)		2,500	2,522
6.220% due	04/26/2002 (d)		12,000	11,979
6.280% due	05/07/2002 (d)		2,000	1,997

			Principal Amount (000s)	Value (000s)
	6.269% due	05/13/2002 (d)	10,000	9,980
	6.460% due	06/24/2002 (d)	5,100	5,095
	6.270% due	04/28/2003 (d)	26,000	25,971
	6.300% due	04/28/2003 (d)	55,750	55,524
Hertz Corp.				
	7.000% due	07/15/2003	13,300	13,111
Hitachi Credit America				
	6.221% due	05/15/2000	25,000	25,008
	6.280% due	07/07/2000 (d)	40,000	40,015
Home Savings of America				
	6.000% due	11/01/2000	14,175	14,075
Household Bank				
	6.341% due	09/26/2001 (d)	9,000	9,002
	6.228% due	10/22/2003 (d)	15,000	14,936
Household Capital Trust				
	6.531% due	06/26/2004 (d)	13,925	13,850
Household Finance Corp.				
	6.349% due	06/22/2001 (d)	3,000	3,007
	6.199% due	08/01/2001 (d)	1,500	1,500
	6.199% due	11/01/2001 (d)	5,000	5,000
	6.223% due	05/07/2002 (d)	40,850	40,868
	6.310% due	05/24/2002 (d)	113,800	113,762
	7.080% due	06/03/2002	15,000	14,893
	5.875% due	11/01/2002	200	193
	6.430% due	06/24/2003	$35,000	$34,990
	6.506% due	06/24/2003 (d)	31,000	30,982
	7.000% due	08/01/2003	20,000	19,675
	6.500% due	11/15/2008	2,000	1,844
Household Netherlands BV				
	6.125% due	03/01/2003	18,100	17,282
Hyatt Equities LLC				
	6.800% due	05/15/2000	1,040	1,039
Inter-American Development Bank				
	5.750% due	04/15/2004	57,400	26,690
	8.875% due	06/01/2009	200	224
	7.375% due	01/15/2010	4,200	4,267
International Bank for Reconstruction & Development				
	7.000% due	01/27/2005	1,000	1,010
International Lease Finance				
	7.000% due	05/15/2000	500	500
	6.420% due	09/11/2000	500	500
	5.930% due	07/15/2003	14,000	13,435
J.P. Morgan & Co.				
	6.250% due	12/15/2005	200	188
JET Equipment Trust				
	10.000% due	06/15/2012	80	89
	10.690% due	11/01/2013	100	117
John Hancock				
	7.375% due	02/15/2024	360	340
KBC Bank Fund Trust III				
	9.860% due 11/29/2049 (d)		5,700	6,046
KBC Bank Fund Trust IV				
	8.220% due	11/29/2049	20,764	20,992
Key Bank NA				
	7.550% due	09/15/2006	350	349
Kimco Realty Corp.				
	6.500% due	10/01/2003	200	192
Korea Development Bank				
	7.154% due	10/06/2000 (d)	5,000	5,001
	6.500% due	11/15/2002	440	422
	7.125% due	04/22/2004	19,125	18,371
	7.375% due	09/17/2004	15,000	14,515
	6.750% due	12/01/2005	55	51
	7.250% due	05/15/2006	50	47
	6.510% due	10/20/2000	11,000	10,948
	6.000% due	03/07/2001	350,000	3,582
	8.600% due	03/25/2002	5,600	5,631
Korean Export-Import Bank				
	7.250% due	06/25/2001	2,600	2,591

			Principal Amount (000s)	Value (000s)
	7.125% due	09/20/2001	10,000	9,853
	6.500% due	02/10/2002	12,391	12,025
	7.100% due	03/15/2007	1,600	1,580
LB Rheinland - PFALZ				
	5.000% due	02/23/2028	3,400	3,229
Lehman Brothers Holdings, Inc.				
	7.120% due	07/27/2000 (d)	8,000	7,975
	6.400% due	08/30/2000	200	200
	6.538% due	12/01/2000 (d)	500	501
	6.125% due	02/01/2001	2,000	1,977
	6.610% due	02/20/2001	1,500	1,500
	6.000% due	02/26/2001	700	692
	6.138% due	06/01/2001 (d)	101,600	101,601
	6.604% due	07/03/2001 (d)	10,000	10,055
	6.904% due	04/02/2002 (d)	64,150	64,528
	6.375% due	05/07/2002	26,395	25,763
	6.798% due	05/07/2002 (d)	42,100	42,255
	6.840% due	07/15/2002 (d)	43,051	43,319
	6.419% due	08/12/2002 (d)	6,500	6,472
	6.880% due	08/28/2002 (d)	6,500	6,547
	6.410% due	09/03/2002 (d)	14,000	13,870
	6.690% due	12/12/2002 (d)	57,100	57,266
	6.690% due	04/04/2003 (d)	123,100	124,902
	7.000% due	05/15/2003	150	147
	6.625% due	04/01/2004	65	63
	7.625% due	06/01/2006	350	344
	8.500% due	05/01/2007	1,475	1,519
LG&E Capital Corp.				
	6.205% due	05/01/2004	$1,000	$954
	6.460% due	01/15/2008	3,000	2,816
Liberty Mutual Insurance				
	8.200% due	05/04/2007	17,510	17,654
Limestone Electron Trust				
	8.625% due	03/15/2003	71,000	71,451
Marine Midland				
	6.313% due	12/16/2000 (d)	3,700	3,698
MBNA America Bank NA				
	6.199% due	05/01/2000 (d)	400	400
	6.290% due	04/25/2002 (d)	1,000	996
	6.875% due	07/15/2004	46,000	44,467
MBNA Corp.				
	6.990% due	05/24/2002	1,000	987
	6.600% due	09/10/2002 (d)	5,000	5,015
	6.505% due	12/10/2002	2,100	2,062
MCN Investment Corp.				
	6.030% due	02/01/2001	6,850	6,766
	7.120% due	01/16/2004	7,500	7,144
	6.300% due	04/02/2011	7,500	7,392
Mellon Bank Corp.				
	6.500% due	08/01/2005	75	72
Mellon Financial Co.				
	6.300% due	06/01/2000	250	250
Mercury Finance Co.				
	10.000% due	03/23/2001	2,050	1,989
Merrill Lynch & Co.				
	6.620% due	06/06/2000	500	500
	6.450% due	06/20/2000	350	350
	6.250% due	07/25/2000	490	490
	6.298% due	09/25/2000 (d)	5,000	5,005
	6.054% due	10/03/2000 (d)	2,000	2,000
	6.770% due	12/05/2000 (d)	89,000	89,004
	6.000% due	03/01/2001	1,325	1,311
	6.500% due	04/01/2001	400	397
	6.750% due	04/30/2001	2,775	2,769
	6.208% due	05/08/2001 (d)	54,900	54,660
	6.310% due	05/30/2001 (d)	3,800	3,801
	6.189% due	06/04/2001 (d)	30,000	30,001
	6.129% due	11/01/2001 (d)	35,000	34,977
	6.180% due	11/09/2001 (d)	16,000	15,869

			Principal Amount (000s)	Value (000s)
	6.480% due	01/11/2002 (d)	4,000	4,011
	6.140% due	01/15/2002 (d)	17,000	16,845
	8.000% due	02/01/2002	400	404
	6.424% due	02/01/2002 (d)	33,000	33,049
	7.375% due	08/17/2002	300	299
	8.300% due	11/01/2002	200	204
	6.000% due	02/12/2003	500	482
	6.875% due	03/01/2003	140	138
	6.396% due	06/24/2003 (d)	27,000	26,897
	6.154% due	10/01/2003 (d)	9,500	9,480
	5.880% due	01/15/2004	600	567
	6.550% due	08/01/2004	100	97
	7.000% due	03/15/2006	1,500	1,460
	6.560% due	12/16/2007	50	47
	7.000% due	04/27/2008	100	96
	6.375% due	10/15/2008	17,000	15,652
Metropolitan Life Insurance Co.				
	6.300% due	11/01/2003	6,800	6,503
Mexico Credit Link				
	11.384% due	02/22/2002 (d)	29,500	29,706
MFN Financial Corp.				
	6.460% due	09/13/2001 (d)	10,300	10,279
MIC Financing Trust				
	8.375% due	02/01/2027	36,000	33,552
Morgan Stanley, Dean Witter, Discover and Co.				
	5.820% due	06/19/2000 (d)	152,000	150,005
	5.750% due	02/15/2001	400	395
	6.700% due	05/01/2001	600	597
	9.375% due	06/15/2001	300	307
	6.353% due	12/17/2001 (d)	5,000	5,004
	6.313% due	12/19/2001 (d)	19,700	19,677
	6.165% due	01/28/2002 (d)	35,700	35,705
	6.190% due	04/15/2002 (d)	300	300
	6.310% due	02/21/2003 (d)	$25,000	$25,029
	6.308% due	03/11/2003 (d)	11,500	11,465
	6.375% due	12/15/2003	150	145
	5.625% due	01/20/2004	1,100	1,035
	6.290% due	04/22/2004 (d)	68,500	68,438
Morgan, J.P. & Co., Inc.				
	5.750% due	02/25/2004	22,800	21,578
	6.000% due	01/15/2009	34,000	30,309
Nacional Financiera				
	8.000% due	06/19/2000	4,500	4,496
	9.549% due	12/01/2000 (d)	25,760	25,644
	22.000% due	05/20/2002	70,000	7,386
NationsBank Corp.				
	6.750% due	02/26/2001	500	499
	7.000% due	09/15/2001	1,500	1,493
	6.300% due	06/17/2002 (d)	10,000	9,991
	6.125% due	07/15/2004	600	570
NCNB Corp.				
	7.750% due	08/01/2002	896	895
Noble Affiliates, Inc.				
	8.950% due	12/15/2004	10,500	10,336
Nordbanken				
	7.250% due	11/12/2009	21,250	20,626
Nordstrom Credit, Inc.				
	7.250% due	04/30/2002	1,000	995
Norwest Financial, Inc.				
	6.375% due	07/16/2002	500	490
	6.250% due	11/01/2002	100	97
	7.000% due	01/15/2003	300	295
	6.000% due	02/01/2004	50	48
Okobank				
	6.460% due	05/23/2006 (d)	10,000	10,329
Orix Credit Alliance				
	7.640% due	09/17/2001	13,000	12,908
Osprey Trust				
	8.310% due	01/15/2003	75,000	75,000

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
Paccar Financial Corp.				
	6.740% due	09/15/2000	250	250
Pacific Mutual Life				
	7.900% due	12/30/2023	8,000	8,261
PaineWebber				
	6.400% due	02/18/2002 (d)	5,000	4,969
	6.520% due	05/20/2002 (d)	1,000	994
Parker Retirement Savings Plan				
	6.340% due	07/15/2008	891	841
PDVSA Finance Ltd.				
	7.400% due	08/15/2016	1,200	919
Pemex Finance Limited				
	6.125% due	11/15/2003	25,000	24,265
Pinnacle Holdings, Inc.				
	5.500% due	09/15/2007	3,800	3,506
PNC Bank Corp.				
	5.863% due	06/01/2000 (d)	243,000	242,982
	6.224% due	01/24/2002 (d)	49,000	48,952
	6.066% due	08/15/2002 (d)	5,000	5,003
PNC Funding Corp.				
	6.875% due	03/01/2003	100	99
	7.000% due	09/01/2004	15,000	14,797
PNC Institutional Capital Association				
	7.950% due	12/15/2026	150	139
Popular North American, Inc.				
	7.375% due	09/15/2001	25,000	24,854
Popular, Inc.				
	6.715% due	06/06/2000	6,000	5,997
	6.550% due	10/10/2000	2,485	2,476
	6.540% due	11/06/2001	18,705	18,380
	6.625% due	01/15/2004	19,500	18,677
Prime Property Funding II				
	7.000% due	08/15/2004	110	105
Prudential Funding Corp.				
	6.620% due	08/01/2000 (d)	2,000	1,993
	6.240% due	10/02/2000 (d)	20,000	20,032
	6.375% due	07/23/2006	55,000	51,468
	6.625% due	04/01/2009	17,000	15,287
PSE&G Capital Corp.				
	6.740% due	10/23/2001	$1,400	$1,392
Racers				
	6.340% due	03/03/2003 (d)	282,400	282,400
Reliance Group Holdings				
	9.000% due	11/15/2000	19,000	17,813
	9.750% due	11/15/2003	10,000	7,200
Reliant Energy Financial Co.				
	7.150% due	12/10/2001 (d)	51,000	50,951
Residential Reinsurance				
	9.761% due	06/01/2000 (d)	11,500	11,417
Royal Bank of Scotland plc				
	6.400% due	04/01/2009	15,000	13,707
	8.817% due	03/31/2049	38,600	39,397
	6.770% due	12/31/2049	113,800	109,943
	9.118% due	12/31/2049	65,500	67,552
Safeco Corp.				
	7.260% due	08/12/2002	500	501
Sakura Capital Funding				
	7.320% due	08/29/2049	20,000	18,939
	7.020% due	09/29/2049 (d)	100,000	96,390
Salomon, Inc.				
	6.650% due	07/15/2001	600	596
	7.000% due	03/04/2002	18,850	18,736
	6.470% due	05/16/2002 (d)	23,000	22,987
Salomon, Smith Barney Holdings				
	5.980% due	03/26/2001	250	248
	3.650% due	02/14/2002 (d)	29,036	28,528
	6.240% due	04/15/2002 (d)	35,090	35,054
	6.279% due	05/14/2002 (d)	26,715	26,675
	6.320% due	07/23/2002 (d)	53,400	53,339

			Principal Amount (000s)	Value (000s)
	6.125% due	01/15/2003	290	280
	6.320% due	02/11/2003 (d)	44,200	44,205
Sanwa Business Credit				
	6.540% due	06/20/2000	1,000	1,000
Sanwa Finance Aruba AEC				
	8.350% due	07/15/2009	69,740	69,504
Sears Roebuck Acceptance				
	6.204% due	06/27/2000 (d)	5,000	5,001
	6.800% due	05/07/2001	500	496
	6.790% due	05/21/2001	500	498
	7.110% due	06/19/2001	1,000	995
	9.400% due	08/02/2001	250	257
	6.860% due	08/06/2001	400	397
	6.710% due	08/13/2001	80	79
	6.360% due	12/04/2001	290	284
	6.120% due	12/13/2001	260	255
	8.390% due	02/14/2002	240	243
	6.950% due	05/15/2002	300	296
	6.000% due	03/20/2003	149,750	143,579
	7.260% due	04/21/2003	3,000	2,967
	7.140% due	05/02/2003	5,000	4,928
	6.560% due	11/20/2003	1,178	1,138
	6.250% due	01/15/2004	300	286
	6.750% due	09/15/2005	785	748
	6.700% due	11/15/2006	500	471
Security Pacific Corp.				
	6.000% due	05/01/2000	600	600
	11.500% due	11/15/2000	4,000	4,107
Seismic Ltd.				
	0.000% due	01/01/2002 (d)	32,500	32,500
Simon Property Group, Inc.				
	9.000% due	03/15/2002	2,000	2,018
Skandinaviska Enskilda				
	7.500% due	03/29/2049	650	580
Socgen Real Estate LLC				
	7.640% due	12/29/2049	3,000	2,797
Societe Generale				
	7.400% due	06/01/2006	1,500	1,476
Sovereign Bancorp				
	6.625% due	03/15/2001	13,500	13,186
Spieker Properties				
	6.800% due	12/15/2001	5,500	5,385
	6.800% due	05/01/2004	1,000	948
Steers				
	9.848% due	08/07/2002 (d)	20,000	20,018
Sumitomo Bank International Finance NV				
	8.500% due	06/15/2009	3,100	3,150
Sumitomo Bank Treasury Co.				
	9.400% due	12/29/2049 (d)	33,750	33,786
Sun Life of Canada (U.S.)				
	8.526% due	05/29/2049	250	233
Telewest Credit Links				
	7.500% due	04/16/2004	30,000	28,473
Textron Financial Corp.				
	6.460% due	05/28/2002 (d)	41,900	41,799
Tokai Capital Corp.				
	9.980% due	12/29/2049 (d)	$13,050	$13,171
Toyota Motor Credit Corp.				
	5.707% due	02/15/2002	40,000	38,961
Transamerica Finance Corp.				
	6.423% due	09/17/2001 (d)	20,000	19,998
	6.125% due	11/01/2001	24,000	23,495
	6.394% due	12/14/2001 (d)	39,700	39,677
	7.250% due	08/15/2002	79,000	78,620
	7.500% due	03/15/2004	270	267
	6.750% due	11/15/2006	650	607
Travelers Group, Inc.				
	7.200% due	02/01/2004	38,480	38,145
U.S. Bancorp				

			Principal Amount (000s)	Value (000s)
	6.134% due	01/16/2002 (d)	49,000	48,997
	6.279% due	02/03/2003 (d)	18,100	18,097
U.S. West Capital Funding, Inc.				
	6.875% due	08/15/2001	400	397
Wachovia Corp.				
	6.805% due	05/02/2005 (d)	49,600	49,600
Washington Mutual, Inc.				
	6.375% due	07/01/2000	3,000	2,994
	8.206% due	02/01/2027	150	141
	8.375% due	06/01/2027	235	226
Wells Fargo & Co.				
	5.625% due	02/05/2001	400	395
	8.750% due	05/01/2002	100	103
	6.625% due	07/15/2004	47,100	46,021
	6.780% due	05/02/2005 (d)	67,700	67,700
Westdeutsche Landesbank				
	6.750% due	06/15/2005	4,000	3,880
	6.050% due	01/15/2009	62,500	55,933
				9,975,463
Industrials 9.2%				
Ahold Finance USA, Inc.				
	6.875% due	05/01/2029	115	99
Akzo Nobel, Inc.				
	6.000% due	11/15/2003	32,000	30,255
Albertson's, Inc.				
	6.375% due	06/01/2000	150	150
Alcan Aluminum Ltd.				
	5.875% due	04/01/2000	250	251
Allied Waste North America, Inc.				
	7.375% due	01/01/2004	18,925	16,276
Amerco, Inc.				
	7.135% due	10/15/2002	15,000	14,367
America West Airlines				
	6.870% due	07/02/2018	1,956	1,824
American Airlines				
	10.610% due	03/04/2011	1,895	2,175
Amerigas Partners LP				
	10.125% due	04/15/2007	1,730	1,765
AMR Corp.				
	10.610% due	01/11/2001	4,000	4,084
	10.570% due	01/15/2001	3,000	3,072
	10.590% due	01/31/2001	3,000	3,076
	10.000% due	02/01/2001	2,000	2,033
	9.400% due	05/08/2001	3,000	3,049
	9.500% due	05/15/2001	3,480	3,536
	9.130% due	10/25/2001	2,000	2,039
	8.470% due	02/20/2002	2,000	2,019
	8.500% due	02/26/2002	1,000	1,010
	10.210% due	01/01/2010	6,500	7,234
Arrow Electronics, Inc.				
	6.860% due	11/24/2000 (d)	9,200	9,197
AT&T Canada, Inc.				
	7.650% due	09/15/2006	140	140
	10.750% due	11/01/2007	1,000	857
AT&T Corp.				
	8.650% due	09/15/2004	625	655
Atlas Air, Inc.				
	9.820% due	04/04/2003 (d)	3,000	3,000
	8.820% due	04/04/2003 (d)	20,000	20,000
Aventis SA				
	8.620% due	01/05/2021	250	264
Baxter International, Inc.				
	9.500% due	06/15/2008	$200	$227
Bayer Corp.				
	6.500% due	10/01/2002	250	246
Bellat Racers				
	6.209% due	04/01/2003	20,000	19,956
Bellsouth Telecommunication				
	6.000% due	06/15/2002	10,000	9,755

			Principal Amount (000s)	Value (000s)
BOC Group PLC				
	5.875% due	01/29/2001	250	248
Boeing Co.				
	8.375% due	02/15/2001	900	909
	6.350% due	06/15/2003	750	724
Boise Cascade Co.				
	7.150% due	05/15/2001	10,000	9,924
BP Amoco PLC				
	6.250% due	10/15/2004	1,000	975
Browning-Ferris Industries, Inc.				
	6.100% due	01/15/2003	6,000	5,414
Cabot Corp.				
	7.280% due	10/21/2027	5,160	4,819
Campbell Soup Co.				
	4.750% due	10/01/2003	500	465
Case Credit Corp.				
	6.318% due	05/05/2000 (d)	13,000	13,002
Cemex SA				
	10.750% due	07/15/2000	6,250	6,310
	8.500% due	08/31/2000	10,000	10,039
	9.250% due	06/17/2002	48,500	49,349
Centerior Fuel Corp.				
	9.750% due	08/02/2000 (l)	8,000	8,120
Century Communications Corp.				
	9.500% due	08/15/2000	6,250	6,266
	0.000% due	03/15/2003	10,515	7,729
CF Cable TV, Inc.				
	9.125% due	07/15/2007	1,600	1,699
Champion International Corp.				
	9.700% due	05/01/2001	4,000	4,079
Chancellor AMFM, Inc.				
	8.000% due	11/01/2008	5,000	4,956
Circus Circus Enterprises				
	6.750% due	07/15/2003	4,500	4,028
Coastal Corp.				
	10.375% due	10/01/2000	8,500	8,623
	6.569% due	03/06/2002 (d)	153,550	153,550
Coca-Cola Co.				
	6.375% due	08/01/2001	200	198
	7.875% due	02/01/2002	600	606
	6.000% due	07/15/2003	250	240
Colgate-Palmolive Co.				
	6.000% due	08/15/2003	45	44
Coltec Industries, Inc.				
	7.500% due	04/15/2008	2,200	2,148
Columbia/HCA Healthcare				
	8.020% due	08/05/2002	9,000	8,715
	8.130% due	08/04/2003	7,300	7,048
	6.630% due	07/15/2045	10,000	9,509
Comcast Corp.				
	9.375% due	05/15/2005	34,995	36,682
	8.375% due	05/01/2007	145	148
Conagra, Inc.				
	6.340% due	06/12/2000 (d)	83,300	83,266
Conexant Systems, Inc.				
	4.000% due	01/02/2007	800	732
Conoco, Inc.				
	6.350% due	04/15/2009	1,900	1,773
Continental Airlines				
	9.500% due	12/15/2001	385	387
	6.954% due	02/02/2011	25,113	24,082
	6.900% due	01/02/2018	666	633
Cox Communications, Inc.				
	6.500% due	11/15/2002	200	195
Cox Enterprises, Inc.				
	8.000% due	02/15/2007	5,000	4,976
Credit Lyon Capital				
	2.375% due	01/02/2000	$1,300	$31,200
CSX Corp.				

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
	6.430% due	06/15/2000 (d)	30,500	30,485
	9.500% due	08/01/2000	3,385	3,405
DaimlerChrysler Holdings				
	6.160% due	01/18/2002	18,900	18,902
	6.380% due	08/23/2002 (d)	6,410	6,431
Dayton Hudson Corp.				
	10.000% due	12/01/2000	1,000	1,017
Delphi Auto Systems Corp.				
	6.125% due	05/01/2004	20,000	18,730
Delta Air Lines, Inc.				
	9.875% due	05/15/2000	9,275	9,298
	6.650% due	03/15/2004	13,500	12,770
	10.430% due	01/02/2011	850	962
	10.140% due	08/14/2012	1,000	1,131
	9.200% due	09/23/2014	6,000	6,009
	10.500% due	04/30/2016	3,000	3,574
Diamond Cable Communication Co.				
		(d		
	0.000% due	12/15/2005)(	3,500	3,290
Disney (Walt) Co.				
	6.375% due	03/30/2001	1,100	1,093
	6.750% due	03/30/2006	100	98
DTE Capital Corp.				
	8.350% due	11/15/2038 (d)	52,750	50,790
E.I. Du Pont de Nemours				
	9.150% due	04/15/2000	100	100
Eastman Chemical Co.				
	6.375% due	01/15/2004	5,750	5,458
Electric Lightwave, Inc.				
	6.050% due	05/15/2004	15,700	14,960
Eli Lilly & Co.				
	8.125% due	12/01/2001	500	507
Embotelladora Arica S.A.				
	9.875% due	03/15/2006	8,500	8,764
Enron Corp.				
	6.400% due	07/15/2006	150	139
Federal Express Corp.				
	6.845% due	01/15/2019	834	795
Ford Motor Co.				
	9.000% due	09/15/2001	880	900
	6.625% due	10/01/2028	115,800	102,135
	7.450% due	07/16/2031	10,000	9,716
Fortune Brands				
	8.500% due	10/01/2003	500	520
Fred Meyer, Inc.				
	7.150% due	03/01/2003	11,000	10,763
	7.375% due	03/01/2005	38,100	37,190
	7.450% due	03/01/2008	300	291
General Motors Acceptance Corp.				
	6.250% due	05/01/2005	300	284
	7.100% due	03/15/2006	250	246
Gillette Co.				
	6.250% due	08/15/2003	750	734
	5.750% due	10/15/2005	1,500	1,417
Global Crossing Holding Ltd.				
	9.625% due	05/15/2008	15,000	14,550
Gold Eagle				
	11.453% due	04/16/2001	43,300	43,248
Gulf Canada Resources				
	9.250% due	01/15/2004	7,250	7,329
	9.625% due	07/01/2005	2,000	2,005
H.J. Heinz Co.				
	7.500% due	04/26/2000	150	150
Hanson Overseas BV				
	6.750% due	09/15/2005	225	216
Harrahs Operating Co., Inc.				
	7.875% due	12/15/2005	5,000	4,650
Hollinger International Publishing				
	9.250% due	02/01/2006	3,000	2,820

			Principal Amount (000s)	Value (000s)
Houghton Mifflin Co.				
	5.990% due	12/03/2001	3,000	2,918
Hyder PLC				
	6.500% due	12/15/2008	10,000	8,774
IBM Corp.				
	7.250% due	11/01/2002	$450	$452
	6.450% due	08/01/2007	500	479
ICI Wilmington				
	6.750% due	09/15/2002	10,000	9,800
IMEXSA Export Trust				
	10.125% due	05/31/2003	529	516
Imperial Tobacco				
	7.125% due	04/01/2009	21,000	18,922
Inco Ltd.				
	9.875% due	06/15/2019	5,000	5,195
Ingersoll-Rand Co.				
	6.255% due	02/15/2001	295	293
International Game Technology				
	7.875% due	05/15/2004	24,500	22,969
International Paper Co.				
	6.875% due	07/10/2000	4,260	4,251
	9.050% due	02/08/2001	100	101
ISP Holdings, Inc.				
	9.750% due	02/15/2002	6,250	5,953
	9.000% due	10/15/2003	5,000	4,500
J Seagram & Sons				
	6.526% due	04/10/2000 (d)	94,000	92,590
	6.250% due	12/15/2001	51,000	49,774
K Mart Corp.				
	8.190% due	11/24/2003	5,000	4,846
K N Energy, Inc.				
	6.450% due	03/01/2003	240	232
Kellogg				
	5.750% due	02/02/2001	86,925	85,902
K-III Communications Co.				
	8.500% due	02/01/2006	4,000	3,820
KPNQWest BV				
	8.125% due	06/01/2009	5,000	4,825
Kroger Co.				
	6.000% due	07/01/2000	14,000	13,945
	7.063% due	10/01/2010 (d)	54,000	53,992
Lattice Semiconductor Co.				
	4.750% due	11/01/2006	750	1,376
Lear Corp.				
	7.960% due	05/15/2005	90	84
Lenfest Communications				
	8.375% due	11/01/2005	5,000	5,209
Limited, Inc.				
	7.800% due	05/15/2002	500	502
Lockheed Martin Corp.				
	6.850% due	05/15/2001	7,000	6,910
Loyola University of Chicago				
	6.030% due	06/15/2000 (d)	16,100	16,017
Lucent Technologies				
	7.250% due	07/15/2006	150	150
Mallinckrodt, Inc.				
	6.300% due	03/15/2001 (d)	12,375	12,196
Marlin Water Trust				
	7.090% due	12/15/2001	20,241	19,935
Mazda Manufacturing Corp.				
	10.500% due	07/01/2008 (l)	1,980	2,334
McDonald's Corp.				
	6.500% due	08/01/2007	250	242
McLeodUSA, Inc.				
	0.000% due	03/01/2007 (k)	5,000	3,938
	8.125% due	02/15/2009	1,200	1,062
Mobil Corp.				
	8.375% due	02/12/2001	340	344
Monsanto Co				

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
	6.000% due	12/01/2005	250	231
Motorola, Inc.				
	7.600% due	01/01/2007	200	204
Nabisco, Inc.				
	6.000% due	02/15/2001 (d)	11,240	11,080
	6.800% due	09/01/2001	3,000	2,964
	6.700% due	06/15/2002	9,000	8,783
	6.125% due	02/01/2033	15,000	14,327
Nabors Industries, Inc.				
	6.800% due	04/15/2004	9,250	8,975
New York Times Co.				
	7.625% due	03/15/2005	$1,000	$1,020
News America Holdings Corp.				
	7.450% due	06/01/2000	3,000	2,999
	8.625% due	02/01/2003	750	767
Nike, Inc.				
	6.510% due	06/16/2000	1,000	1,000
Nisource Capital Markets				
	7.290% due	09/28/2000	59,000	58,982
Norfolk Southern Corp.				
	6.700% due	05/01/2000	7,165	7,161
	7.875% due	02/15/2004	50	50
Northwest Airlines, Inc.				
	8.970% due	01/02/2015	1,644	1,665
Occidental Petroleum				
	6.704% due	04/03/2000	34,300	34,321
	6.400% due	04/01/2003	7,710	7,350
Owens Corning				
	7.000% due	05/15/2000	200	200
Owens-Illinois, Inc.				
	7.850% due	05/15/2004	2,600	2,499
	7.150% due	05/15/2005	10,000	9,244
Packaging Corp. of America				
	9.625% due	04/01/2009	2,500	2,475
Pepsico, Inc.				
	5.750% due	01/15/2008	500	458
Petroleos Mexicanos				
	8.402% due	07/15/2005 (d)	118,650	117,167
	8.850% due	09/15/2007	1,800	1,751
	9.375% due	12/02/2008	36,650	37,658
Philip Morris Cos., Inc.				
	9.000% due	01/01/2001	300	303
	8.750% due	06/01/2001	5,515	5,514
	7.250% due	09/15/2001	70	69
	7.500% due	01/15/2002	50	49
	6.800% due	12/01/2003	48,345	45,465
	7.000% due	07/15/2005	1,125	1,039
	7.200% due	02/01/2007	34,000	31,134
Phillips Petroleum Co.				
	6.375% due	03/30/2009	31,000	27,895
Pr-b Interest Owners Tr Nt (ene)		(d		
	7.535% due	06/30/2000)(	29,419	29,384
Procter & Gamble Co.				
	5.250% due	09/15/2003	35,600	33,509
Qwest Communications International, Inc.				
	0.000% due	10/15/2007 (k)	2,500	2,038
Racers				
	8.090% due	04/28/2003 (d)	30,000	30,000
Racers Bellat				
	6.160% due	09/15/2005 (d)	15,000	14,967
Raytheon Co.				
	6.300% due	08/15/2000	32,000	31,869
Reliant Energy, Inc.				
	8.930% due	05/14/2001	5,300	5,389
	8.920% due	05/15/2001	6,500	6,609
	6.375% due	11/01/2003	14,000	13,478
Residential Reinsurance				
	9.163% due	39 06/01/2000 (d)	1,800	1,771

			Principal Amount (000s)	Value (000s)
Reynolds & Reynolds				
	6.120% due	03/02/2001	4,000	3,946
Rochester Telecom				
	8.950% due	08/07/2001	3,000	3,073
Rogers Cablesystems, Inc.				
	10.000% due	12/01/2007	5,000	5,238
Rogers Cantel Mobile Communications, Inc.				
	9.375% due	06/01/2008	2,750	2,798
Safeco				
	9.630% due	05/31/2000 (l)	6,500	6,544
	9.590% due	05/31/2001 (l)	3,000	3,085
Safeway, Inc.				
	5.750% due	11/15/2000	150	149
	7.000% due	09/15/2002	625	617
	6.850% due	09/15/2004	250	243
Sara Lee Corp.				
	6.300% due	11/07/2005	500	476
Scotia Pacific Co. LLC				
	7.710% due	01/20/2014	$305	$254
Semtech Corp.				
	4.500% due	02/01/2007	4,500	4,269
Smithfield Foods				
	7.625% due	02/15/2008	2,000	1,740
Smithkline Beecham				
	7.375% due	04/15/2005	150	151
Stone Container Corp.				
	10.750% due	10/01/2002	2,500	2,534
Swiss Life Financial Ltd.				
	2.000% due	05/20/2005	3,000	2,953
TCI Communications, Inc.				
	6.855% due	09/11/2000 (d)	63,500	63,428
	6.900% due	12/20/2000 (d)	10,000	10,006
	6.750% due	03/12/2001 (d)	14,700	14,820
	6.375% due	05/01/2003	3,280	3,194
Telecommunications, Inc.				
	8.250% due	01/15/2003	43,125	44,401
Telewest Communications PLC				
	9.625% due	10/01/2006	5,000	4,850
Tenet Healthcare Corp.				
	7.875% due	01/15/2003	5,000	4,813
	8.625% due	12/01/2003	1,200	1,176
	8.000% due	01/15/2005	2,000	1,900
	7.625% due	06/01/2008	12,000	10,740
Texaco Capital				
	8.500% due	02/15/2003	700	720
	6.000% due	06/15/2005	400	376
Textron, Inc.				
	6.750% due	09/15/2002	225	221
Time Warner, Inc.				
	6.100% due	12/30/2001	39,775	38,891
	7.975% due	08/15/2004	59,770	60,938
	7.250% due	09/01/2008	125	122
Times Mirror Co.				
	6.650% due	10/15/2001	300	297
TRW, Inc.				
	6.601% due	06/28/2000 (d)	30,200	30,195
	6.450% due	06/15/2001	20,000	19,669
Tyco International Group SA				
	6.819% due	03/05/2001 (d)	15,000	14,992
Union Pacific Corp.				
	6.354% due	05/22/2000 (d)	60,000	59,886
	7.875% due	02/15/2002	8,000	8,025
	6.930% due	06/01/2003	1,000	983
	6.000% due	09/01/2003	8,000	7,569
	6.120% due	02/01/2004	250	237
United Air Lines				
	9.000% due	12/15/2003	1,000	1,011
	10.670% due	05/01/2004	2,050	2,204
US Airways				

Schedule of Investments
Total Return Fund
March 31, 2000

				Principal Amount (000s)	Value (000s)
	6.850% due	01/30/2018		147	134
USA Waste Services, Inc.					
	6.125% due	07/15/2001		23,500	22,466
UST, Inc.					
	7.250% due	06/01/2009		25,000	24,067
USX Corp.					
	9.800% due	07/01/2001		$300	$307
Viacom, Inc.					
	5.875% due	07/15/2000		6,200	6,176
Wal-Mart Stores, Inc.					
	9.100% due	07/15/2000		250	251
	8.625% due	04/01/2001		2,450	2,487
	6.150% due	08/10/2001		450	445
	6.750% due	05/24/2002		170	169
	6.875% due	08/10/2009		900	878
Walt Disney Co.					
	5.125% due	12/15/2003		500	466
Waste Management, Inc.					
	6.375% due	12/01/2003		200	180
	6.500% due	05/14/2004		89,000	79,617
Westpoint Stevens, Inc.					
	7.875% due	06/15/2005		8,000	7,026
Westvaco Corp.					
	9.650% due	03/01/2002		150	156
Whitman Corp.					
	6.250% due	05/01/2000		15,800	15,800
Williams Communications Group, Inc.					
	6.540% due	11/15/2001		8,800	8,800
WMX Technologies					
	6.700% due	05/01/2001		10,000	9,684
	7.000% due	10/15/2006		500	435
Wr-b Interest Owners Tr Nt (ene)					
	7.410% due	06/30/2000	(d)(	25,802	25,771
Xerox Corp.					
	5.875% due	06/01/2000		22,500	22,459
	6.500% due	06/29/2000		280	280
	5.750% due	07/21/2000		500	499
	5.400% due	09/11/2000		400	398
	7.410% due	05/15/2001		1,000	1,004

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
Yorkshire Power				
	6.154% due	02/25/2003	17,000	16,208
				2,883,351
Utilities 6.5%				
AEP Resources, Inc.				
	6.500% due	12/01/2003	20,000	19,056
Alabama Power Co.				
	5.350% due	11/15/2003	1,600	1,501
Arizona Public Service				
	5.750% due	09/15/2000	250	248
	6.490% due	06/30/2001	13,757	13,692
Ashland, Inc.				
	8.450% due	12/05/2001	3,000	3,056
AT&T Corp.				
	5.125% due	04/01/2001	600	589
	7.350% due	08/27/2001	7,200	7,219
	7.125% due	01/15/2002	275	274
	7.000% due	05/15/2005	200	197
	6.000% due	03/15/2009	50	45
	6.500% due	03/15/2029	170	147
Baltimore Gas & Electric				
	6.125% due	07/01/2003	150	144
Beaver Valley Funding Corp.				
	8.250% due	06/01/2003	596	592
	8.625% due	06/01/2007	5,000	5,004
	9.000% due	06/01/2017	235	240
BellSouth Telecommunications, Inc.				
	7.500% due	06/15/2033	185	172
Calpine Corp.				
	9.250% due	02/01/2004	4,150	4,181
	7.625% due	04/15/2006	7,000	6,620
	7.875% due	04/01/2008	2,500	2,353
Central Maine Power Co.				
	6.500% due	06/14/2000	5,500	5,489
Central Power & Light Co.				
	6.710% due	11/23/2001 (d)	18,100	18,105
Chesapeake & Potomac Telephone				
	5.625% due	03/01/2007	500	445
	8.000% due	10/15/2029	1,125	1,180
Cleveland Electric Illuminating Co.				
	9.500% due	05/15/2005	13,000	13,203
CMS Energy				
	7.375% due	11/15/2000	$76,695	$75,972
	8.125% due	05/15/2002	18,725	18,462
	8.375% due	07/01/2003	15,000	14,514
	7.000% due	01/15/2005	30,000	27,416
Commonwealth Edison				
	6.210% due	06/15/2002 (d)	1,000	999
	6.625% due	07/15/2003	1,000	973
	9.875% due	06/15/2020	11,700	12,869
Connecticut Light & Power Co.				
	5.750% due	07/01/2000	1,590	1,585
	7.875% due	06/01/2001	100	100
	7.750% due	06/01/2002	5,000	4,990
	8.590% due	06/05/2003	27,000	26,127
Consolidated Edison				
	6.250% due	12/15/2001 (d)	10,000	10,009
	6.625% due	02/01/2002	100	99
Consolidated Natural Gas				
	7.250% due	10/01/2004	43,750	43,111
Cox Enterprises, Inc.				
	6.625% due	06/14/2002	5,250	5,116
Duke Energy Corp.				
	7.000% due	06/01/2000	700	700
	5.875% due	06/01/2001	250	246
	6.750% due	08/01/2025	25	22
Duqestne Light Co.				
	6.100% due	05/10/2000	1,000	1,000
Dynegy, Inc.				

			Principal Amount (000s)	Value (000s)
	7.500% due	06/15/2009	12,000	11,764
East Coast Power LLC				
	6.737% due	03/31/2008	17,981	16,950
El Paso Electric Co.				
	9.400% due	05/01/2011	7,455	7,907
Enron Corp.				
	7.660% due	01/14/2002	5,000	5,025
Entergy Mississippi, Inc.				
	6.699% due	05/03/2004 (d)	31,000	30,881
Flag Ltd.				
	8.250% due	01/30/2008	1,200	1,068
GTE Corp.				
	5.500% due	01/15/2009	100	87
	7.510% due	04/01/2009	175	174
Hughes Electric				
	7.451% due	10/23/2000	10,000	9,991
Indiana Bell Telephone Co., Inc.				
	5.500% due	04/01/2007	500	446
Indiana Michigan Power				
	6.530% due	11/22/2000 (d)	2,500	2,506
Indianapolis Power & Light				
	7.375% due	08/01/2007	225	224
Kansai Electric Power Co.				
	7.250% due	09/25/2006	2,000	1,973
Kentucky Power Co.				
	6.569% due	11/02/2000 (d)	7,300	7,300
Kerr-McGee Corp.				
	10.000% due	04/01/2001	9,663	9,881
	6.414% due	08/01/2001 (d)	22,100	22,101
	6.703% due	11/01/2001	80,500	80,170
Korea Electric Power				
	7.000% due	10/01/2002	180	174
	3.882% due	10/31/2002 (d)	18,900	8,896
	6.375% due	12/01/2003	220	206
Louisiana Power & Light Co.				
	7.740% due	07/01/2002	599	596
MCI Worldcom, Inc.				
	6.270% due	08/17/2000 (d)	20,000	20,003
	6.125% due	08/15/2001	1,330	1,314
	6.125% due	04/15/2002	1,250	1,219
	8.875% due	01/15/2006	24,529	25,560
Montana Power Co.				
	6.293% due	04/06/2001 (d)	15,000	15,003
National Power Corp.				
	9.625% due	05/15/2028	16,000	13,443
National Rural Utilities Cooperative				
	6.250% due	04/15/2003	50,000	48,189
New Century Energies, Inc.				
	5.860% due	05/30/2000	$24,400	$24,350
New England Telephone & Telegraph Co.				
	6.375% due	09/01/2008	1,350	1,262
New Jersey Bell Telephone				
	4.875% due	11/01/2000	800	790
New York Telephone Co.				
	6.250% due	02/15/2004	150	144
	6.000% due	04/15/2008	45	41
	6.125% due	01/15/2010	80	72
Niagara Mohawk Power				
	7.000% due	10/01/2000	60,235	60,122
	7.125% due	07/01/2001	20,604	20,323
	7.250% due	10/01/2002	24,783	24,481
	7.375% due	07/01/2003	39,162	38,189
	7.375% due	08/01/2003	1,645	1,642
North Atlantic Energy				
	9.050% due	06/01/2002	5,995	5,940
Northern Illinois Gas Co.				
	6.450% due	08/01/2001	1,450	1,437
Northern Telecom Ltd.				
	8.750% due	06/12/2001	300	305

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
NRG Energy, Inc.				
	8.000% due	11/01/2003	6,000	5,956
Nynex Corp.				
	9.550% due	05/01/2010	6,516	6,990
Ohio Bell Telephone Co.				
	5.375% due	03/01/2007	950	839
Ohio Power Co.				
	7.000% due	07/01/2004	24,000	23,213
Oxymar				
	7.500% due	02/15/2016	100	73
Pacific Gas & Electric Co.				
	6.750% due	12/01/2000	3,049	3,049
Pacific Northwest Bell				
	4.375% due	09/01/2002	50	47
Pennsylvania Power & Light				
	6.000% due	06/01/2000	500	499
Philadelphia Electric				
	5.625% due	11/01/2001	22,350	21,781
Philippine Long Distance Telephone Co.				
	7.850% due	03/06/2007	5,000	4,326
	10.500% due	04/15/2009	6,000	5,914
PP&L, Inc.				
	6.125% due	05/01/2001 (d)	16,102	15,949
	6.550% due	03/01/2006	500	475
PSEG Energy Holdings				
	9.125% due	02/10/2004	120	120
Public Service Co. of Colorado				
	6.000% due	04/15/2003	750	721
Public Service Electric & Gas				
	6.500% due	06/01/2000	500	500
	7.250% due	04/01/2001 (d)	3,191	3,187
	6.125% due	08/01/2002	1,000	976
	6.250% due	01/01/2007	1,500	1,401
Public Service Enterprise Group, Inc.				
	6.710% due	11/22/2000 (d)	11,000	11,013
	6.350% due	06/15/2001 (d)	156,200	156,290
Queststar Pipeline				
	9.375% due	06/01/2021	200	219
RAS LAFFAN Liquid Natural Gas				
	8.294% due	03/15/2014	145	141
Reliant Energy, Inc.				
	8.750% due	03/01/2022	10,000	10,224
Scana Corp.				
	6.590% due	02/08/2002 (d)	3,100	3,100
Sierra Pacific Power Co.				
	6.900% due	10/13/2000	29,000	28,998
Sierra Pacific Resources				
	7.060% due	05/01/2000	6,000	5,999
	6.830% due	10/06/2000 (d)	35,000	34,990
	6.200% due	04/15/2004	20,000	18,906
SK Telecom Co. Ltd.				
	7.750% due	04/29/2004	5,000	4,883
Southern Energy				
	7.900% due	07/15/2009	$175	$173
Sprint Capital Corp.				
	6.386% due	11/15/2001 (d)	100,000	100,079
	6.500% due	11/15/2001	370	365
	8.125% due	07/15/2002	10,378	10,513
	5.875% due	05/01/2004	43,500	41,203
System Energy Resources				
	7.380% due	10/01/2000	5,000	4,997
	7.710% due	08/01/2001	14,850	14,845
Teco Energy, Inc.				
	5.540% due	09/15/2001	44,630	43,652
Telekomunikacja Polska SA				
	7.125% due	12/10/2003	12,200	11,704
	7.750% due	12/10/2008	13,600	13,202
Tennessee Valley Authority				
	3.375% due	01/15/2007 (h)	10,647	9,897

			Principal Amount (000s)	Value (000s)
	0.000% due	04/15/2042 (k)	855	319
Texas Utilities Co.				
	6.310% due	04/24/2000 (d)	65,100	65,094
	6.791% due	06/25/2001	130,200	130,085
	6.370% due	08/16/2001	1,000	985
	7.105% due	09/24/2001	208,800	209,907
	5.940% due	10/15/2001	3,000	2,941
	6.500% due	08/16/2002	1,000	987
Texas-New Mexico Power				
	10.750% due	09/15/2003	11,450	11,589
Toledo Edison Co.				
	8.180% due	07/30/2002	1,400	1,415
	8.700% due	09/01/2002	14,500	14,569
	7.850% due	03/31/2003	7,000	7,017
	7.875% due	08/01/2004	500	495
Tucson Electric Power				
	8.500% due	10/01/2009	454	463
TXU Eastern Funding				
	6.150% due	05/15/2002	53,800	52,321
	6.450% due	05/15/2005	8,045	7,486
U.S. West Communications, Inc.				
	5.650% due	11/01/2004	9,000	8,385
	6.625% due	09/15/2005	400	385
	6.125% due	11/15/2005	400	376
Union Electric Co.				
	8.000% due	12/15/2022	1,000	1,027
United Telecom, Inc.				
	9.500% due	06/06/2001	150	154
Western Massachusetts Electric				
	7.375% due	07/01/2001	7,000	6,967
Western Resources, Inc.				
	6.250% due	08/15/2003	13,500	11,621
Wilmington Trust Co. - Tucson Electric				
	10.732% due	01/01/2013 (l)	991	1,024
WorldCom, Inc.				
	6.400% due	08/15/2005	1,625	1,553
YPF Sociedad Anonima				
	7.250% due	03/15/2003	16,475	16,044
				2,044,829
Total Corporate Bonds & Notes				14,903,643
(Cost $15,074,637)				

MUNICIPAL BONDS & NOTES 0.5%
Alabama 0.0%
Jefferson County Alabama Revenue, (FGIC Insured), Series 1999

	5.125% due	02/01/2029	9,000	8,055
	5.000% due	02/01/2033	1,250	1,083
				9,138

California 0.0%
San Francisco California City & County Airport
Community Revenue, (MBIA Insured), Series 1998

4.500% due 05/01/2028		6,700	5,468
			5,468

Florida 0.1%
Florida State Bridge Capital Outlay, (FGIC Insured)
Series 1999 4.500% due 06/01/2023

		7,000	5,801

Florida State Government Utilities Authority,
(AMBAC Insured), Series 1999

5.000% due 10/01/2029		$6,205	$5,468
5.000% due 10/01/2029		6,700	5,904

Florida State Turnpike Authority Revenue,
Series 1998 4.500% due 07/01/2027

		11,500	9,424

Greater Orlando Aviation Authority, Orlando Florida Airport
Facitities Revenue Bonds, (FGIC Insured), Series 1999
5.125% due 10/01/2028

		2,000	1,783

	Principal Amount (000s)	Value (000s)
Lakeland Florida Electric & Water Revenue, (MBIA Insured), Series 1999 5.000% due 10/01/2028	5,350	4,723
		33,103
Georgia 0.1%		
Georgia Government Partnership, (MBIA Insured) 4.750% due 06/01/2028	18,700	15,785
Hawaii 0.1%		
Honolulu Hawaii City & County Wastewater System Revenue, (FGIC Insured), Series 1998 4.750% due 07/01/2028	14,400	12,170
Illinois 0.0%		
Chicago Illinois Lakefront Millennium Package Facilities, (MBIA Insured), Series 1998 5.125% due 01/01/2028	6,200	5,466
Massachusetts 0.1%		
Massachusetts Bay Transportation Authority, (MBIA Insured), Series 1998 4.750% due 03/01/2021	8,300	7,197
Massachusetts State Turnpike Authority Metro Highway System, (AMBAC Insured), Series 1999 5.000% due 01/01/2039	11,300	9,681
		16,878
Mississippi 0.0%		
Mississippi Development Bank Obligation, (AMBAC Insured), Series 1999 5.000% due 07/01/2024	5,000	4,458
Nevada 0.0%		
Clark County Nevada Passenger Facility Charge Revenue, (MBIA Insured), Series 1998 4.750% due 07/01/2022	6,000	5,137
New York 0.1%		
Long Island Power Authority New York Electric System, (FSA Insured), Series 1998 5.125% due 12/01/2022	9,000	8,149
New York City Municipal Bond, Series 1997 6.346% due 08/01/2002 (d)	11,058	11,047
New York City Transitional Finance Authority Revenue, (FGIC Insured), Series 1998 4.750% due 11/15/2023	5,000	4,283
New York City, New York, Series D 6.346% due 08/01/2002 (d)	14,815	14,815
New York State Dorm Authority Lease Revenue 4.750% due 01/15/2029	3,850	3,198
5.625% due 04/01/2029	1,000	959
		42,451
Pennsylvania 0.0%		
Philadelphia PA School District, (MBIA Insured), Series 1998 4.750% due 04/01/2027	6,300	5,305
Pittsburgh & Allegheny County Pa, (AMBAC Insured), Series 1999 5.000% due 02/01/2029	500	436
		5,741
Texas 0.0%		
Houston Texas Airport System Revenue, (FGIC Insured), Series 1998 5.000% due 07/01/2025	5,500	4,808
Utah 0.0%		
Weber County, Utah Hospital Revenue Bonds, Series 1999 5.000% due 08/15/2030	$500	$419
Washington State 0.0%		
Seattle Washington, General Obligation Limited, Series F 5.125% due 12/15/2028	6,000	5,318
Total Municipal Bonds & Notes		166,340
(Cost $165,094)		

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
U.S. GOVERNMENT AGENCIES 2.5%				
A.I.D. Housing Guarantee - Peru				
	9.980% due	08/01/2008	935	979
Federal Home Loan Bank				
	0.000% due	05/12/2000 (d)	185,400	185,398
	5.500% due	07/14/2000	1,150	1,148
	5.663% due	02/15/2002 (d)	17,000	16,706
	5.135% due	09/22/2003	600	565
	6.000% due	06/30/2004	1,000	960
	5.365% due	12/11/2008	600	527
Federal Home Loan Mortgage Corp.				
	7.000% due	02/15/2003	500	499
Federal National Mortgage Assn.				
	9.050% due	04/10/2000	400	400
	5.650% due	06/12/2000	50	50
	5.560% due	07/24/2000	440	439
	5.375% due	03/15/2002	750	729
	7.250% due	06/20/2002	55,000	27,171
	6.000% due	03/03/2003	500	486
	5.750% due	06/15/2005	750	708
	6.560% due	12/10/2007	190	180
Student Loan Marketing Assn.				
	5.129% due	06/30/2000 (d)	63,700	63,692
	5.711% due	04/25/2004 (d)	10,916	10,902
	6.365% due	07/25/2004 (d)	1,059	1,055
	6.375% due	10/25/2004 (d)	19,319	19,255
	6.395% due	10/25/2004 (d)	32,283	32,206
	5.770% due	10/25/2005 (d)	17,554	17,471
	6.089% due	10/25/2005 (d)	26,225	26,103
	5.909% due	04/25/2006 (d)	97,402	97,034
	6.635% due	07/25/2006 (d)	31,287	31,182
	6.595% due	01/25/2007 (d)	89,311	89,217
	6.565% due	04/25/2007 (d)	165,769	164,952
Total U.S. Government Agencie (Cost $791,398)				790,014
U.S. TREASURY OBLIGATIONS 12.5%				
Treasury Inflation Protected Securities				
	3.625% due	07/15/2002 (h)	1,027,517	1,024,628
	3.375% due	01/15/2007 (h)	228,023	220,573
	3.625% due	01/15/2008 (h)	416,333	405,404
	3.875% due	01/15/2009 (h)	207,773	205,631
	3.625% due	04/15/2028 (h)	132,570	125,858
	3.875% due	04/15/2029 (h)	127,762	126,724
U.S. Treasury Bonds				
	12.375% due	05/15/2004	1,000	1,213
	10.375% due	11/15/2012	250	308
	12.000% due	08/15/2013	6,000	8,115
	6.500% due	02/15/2015 (j)	287,500	425,231
	10.625% due	08/15/2015	144,600	206,552
	9.250% due	02/15/2016	250	325
	7.250% due	05/15/2016	275	304
	7.500% due	11/15/2016	500	567
	8.750% due	05/15/2017	300	379
	8.875% due	08/15/2017	1,375	1,759
	8.125% due	08/15/2019	41,000	49,841
	8.750% due	08/15/2020	214,600	277,706
	8.125% due	08/15/2021	305	375
	8.000% due	11/15/2021	417,600	508,559
	7.125% due	02/15/2023	500	560
	6.375% due	08/15/2027	100	104
	6.250% due	05/15/2030	21,340	22,580
U.S. Treasury Notes				
	5.125% due	08/31/2000 (b)	$96,835	$96,411
	6.625% due	05/15/2007 (j)	36,800	37,525
	6.125% due	08/15/2007	1,525	1,511
	6.500% due	02/15/2010	21,100	21,845
U.S. Treasury Strips				

			Principal Amount (000s)	Value (000s)
	0.000% due	11/15/2006	270	178
	0.000% due	02/15/2019	80,000	25,699
	0.000% due	05/15/2020	185,600	55,417
	0.000% due	11/15/2021	316,200	87,553
Total U.S. Treasury Obligatio (Cost $3,848,029)				3,939,435

MORTGAGE-BACKED SECURITIES 51.1%
Collateralized Mortgage Obligations 21.6%
ABN AMRO Mortgage Corp.

	6.500% due	06/25/2029	7,093	6,438
American Southwest Financial Securities Corp.				
	7.400% due	11/17/2004	36,860	36,882
	12.250% due	11/01/2014	38	37
	12.500% due	04/01/2015	288	289
	12.000% due	05/01/2015	630	644
	11.400% due	09/01/2015	422	421
	7.248% due	11/25/2038	52,881	50,270
Bank of America Mortgage Securities				
	6.250% due	07/25/2014	10,272	9,532
	6.250% due	08/25/2028	25,000	22,240
	6.500% due	05/25/2029	35,732	32,620
	7.250% due	10/25/2029	10,003	8,790
Bankers Trust Co.				
	8.625% due	04/01/2018	41	41
Bear Stearns Mortgage Securities, Inc.				
	7.000% due	09/20/2012	34,576	33,528
	7.000% due	08/20/2018	10,000	9,528
	6.625% due	10/25/2023 (d)	3,510	3,536
	10.000% due	08/25/2024	5,000	5,440
	7.000% due	03/25/2027	7,000	6,585
	8.125% due	09/25/2027	3,000	3,020
	7.000% due	02/25/2028	10,000	9,498
Cendant Mortgage Corp.				
	6.503% due	11/18/2028 (d)	13,937	13,118
	6.503% due	11/18/2028 (d)	5,762	4,900
Centre Re Series 1999 - ZC - 1				
	6.715% due	02/01/2009	30,859	29,209
Chase Mortgage Finance Corp.				
	8.250% due	10/25/2010	424	422
	7.000% due	07/25/2024	3,604	3,579
	7.000% due	08/25/2024	3,052	2,941
	6.750% due	03/25/2025	8,525	7,153
	6.203% due	04/25/2025 (d)	21,540	21,894
	6.350% due	07/25/2029	74,414	72,730
Chemical Mortgage Securities				
	7.250% due	01/25/2026	11,575	11,262
Citicorp Mortgage Securities, Inc.				
	7.030% due	10/25/2022 (d)	10,949	10,985
	6.250% due	04/25/2024	11,796	10,001
	7.250% due	10/25/2027	20,462	19,429
	6.750% due	09/25/2028	8,859	8,276
	5.900% due	05/25/2029	21,125	20,903
CMC Securities Corp.				
	7.373% due	09/25/2023 (d)	4,376	4,350
	7.862% due	04/25/2025 (d)	183	185
	7.250% due	11/25/2027	9,349	9,049
	6.750% due	05/25/2028	5,000	4,648
Collateralized Mortgage Obligation Trust				
	10.200% due	02/01/2016	2,567	2,598
	7.250% due	04/23/2017	70	69
	8.000% due	09/20/2021	6,962	6,991
Collateralized Mortgage Securities Corp.				
	11.450% due	09/01/2015	1,068	1,076
	11.450% due	11/01/2015 (d)	140	141
	8.750% due	04/20/2019	465	473
Comm				
	6.145% due	02/15/2008	$16,056	$15,289
	6.488% due	12/16/2011 (d)	9,000	9,014

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
Countrywide Home Loans				
	6.500% due	07/25/2013	5,676	5,218
	7.334% due	07/25/2024 (d)	3,898	3,889
	6.750% due	11/25/2025	25,567	22,873
	7.500% due	06/25/2027	12,194	12,021
	7.500% due	09/25/2027	20,000	19,435
	7.250% due	12/25/2027	6,224	6,028
	7.250% due	02/25/2028	57,846	54,913
	6.750% due	06/25/2028	15,103	13,339
	6.750% due	08/25/2028	12,807	12,631
	6.750% due	11/25/2028	3,000	2,819
	6.500% due	01/25/2029	24,978	22,844
	6.500% due	03/25/2029	16,744	15,230
	6.050% due	04/25/2029	965	945
	7.250% due	08/25/2029	5,700	5,353
Crusade Global Trust				
	6.400% due	02/15/2030 (d)	100,000	100,250
CS First Boston Mortgage Securities				
	6.750% due	12/27/2028	12,189	10,494
DLJ Mortgage Acceptance Corp.				
	8.154% due	05/25/2024 (d)	117	119
	6.850% due	12/17/2027	6,605	6,516
Donaldson, Lufkin & Jenrette				
	6.446% due	08/01/2021)((d	4,540	4,606
	7.922% due	12/25/2022 (d)	1,917	1,938
	8.112% due	03/25/2024 (d)	541	550
Drexel Mortgage Funding				
	9.500% due	11/20/2017	715	707
	8.600% due	03/01/2018	180	180
FBS Mortgage Corp.				
	7.136% due	11/25/2024	518	516
Federal Home Loan Mortgage Corp.				
	6.750% due	10/15/2003	16,183	15,917
	7.000% due	10/15/2003	4,007	3,991
	7.500% due	11/01/2003	5,165	5,147
	6.000% due	06/15/2005	2,692	2,686
	10.150% due	04/15/2006	6	6
	6.500% due	07/15/2006	11,069	11,003
	6.500% due	08/15/2006	710	706
	7.500% due	05/01/2007	1,526	1,532
	5.500% due	10/15/2007	5,782	5,705
	6.500% due	05/15/2008	1,000	982
	4.675% due	06/15/2008 (d)	169	150
	6.000% due	11/15/2008	225	213
	6.200% due	12/15/2008	4,350	3,900
	6.000% due	03/15/2009	265	252
	7.550% due	03/15/2012	180	179
	8.500% due	08/15/2013	2,000	2,039
	8.500% due	09/15/2013	5,941	6,038
	6.000% due	11/15/2014	400	354
	5.400% due	05/25/2016	18,502	18,368
	7.000% due	11/15/2016	2,922	2,917
	6.250% due	10/15/2017	21,354	21,131
	5.900% due	03/15/2018	5,533	5,482
	6.350% due	03/25/2018	200	197
	5.250% due	05/15/2018	316	313
	10.000% due	08/01/2018	65	70
	6.400% due	02/15/2019	16,934	16,763
	6.500% due	05/15/2019	277	276
	6.250% due	07/15/2019	27,756	27,532
	5.000% due	08/15/2019	118	115
	7.500% due	01/15/2020	4,037	4,043
	6.388% due	06/15/2020 (d)	89	89
	5.250% due	07/15/2020	382	374
	5.500% due	10/15/2020	72	71
	9.500% due	11/15/2020	3,855	3,948
	9.000% due	12/15/2020	2,724	2,806
	8.750% due	12/15/2020	1,265	1,277

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
6.000% due		12/15/2020	282	267
6.250% due		01/15/2021	200	193
9.500% due		01/15/2021	2,234	2,313
8.000% due		04/15/2021	96	97
6.500% due		05/15/2021	$119	$117
6.500% due		05/17/2021	72	68
8.500% due		06/15/2021	26,071	26,729
6.950% due		07/15/2021	505	493
8.000% due		07/15/2021	11,237	11,280
9.000% due		07/15/2021	1,998	2,077
9.500% due		07/15/2021	1,618	1,650
8.000% due		08/15/2021	23,472	23,620
6.200% due		08/15/2021	1,467	1,447
6.950% due		08/15/2021	166	163
6.500% due		09/15/2021	1,049	1,008
7.000% due		09/15/2021	171	167
6.500% due		09/15/2021	28,978	28,343
7.000% due		09/15/2021	131	128
7.000% due		10/15/2021	12	12
8.000% due		12/15/2021	17,686	17,918
6.850% due		01/15/2022	700	686
8.250% due		06/15/2022	5,000	5,079
7.000% due		07/15/2022	9,075	8,756
8.500% due		10/15/2022	7,618	7,802
7.500% due		01/15/2023	17,089	16,562
7.000% due		05/15/2023	8,532	7,871
7.000% due		07/15/2023	261	242
6.500% due		07/15/2023	272	259
7.500% due		07/15/2023	395	397
6.500% due		08/15/2023	162,855	159,490
7.500% due		01/20/2024	135	134
6.500% due		02/15/2024	22	21
5.000% due		02/15/2024	116	99
8.000% due		04/25/2024	457	465
6.250% due		05/15/2024	12,947	11,290
7.250% due		08/15/2024	190	188
8.000% due		09/15/2024	16,250	16,431
7.000% due		11/17/2025	40	39
6.500% due		03/15/2026	110	102
7.162% due		10/01/2026 (d)	3,198	3,294
6.000% due		11/15/2026	550	497
7.500% due		01/15/2027	24,258	23,972
8.000% due		02/15/2027	33,246	33,550
7.500% due		03/17/2027	20,000	19,925
6.750% due		05/15/2027	1,489	1,437
7.500% due		06/20/2027	18,850	18,121
6.500% due		08/15/2027	15,143	12,979
6.500% due		10/15/2027	32,300	28,817
6.000% due		11/15/2027	665	602
6.500% due		01/25/2028	8,691	7,605
7.000% due		02/15/2028	1,735	1,598
6.500% due		04/15/2028	157,334	143,400
6.500% due		05/15/2028	48,000	41,416
6.500% due		06/15/2028	56,878	47,571
6.500% due		06/20/2028	22,646	19,079
6.500% due		07/15/2028	68,191	54,516
6.500% due		08/15/2028	267,517	223,489
7.000% due		11/15/2028	9,000	8,487
6.500% due		12/15/2028	6,832	5,406
6.000% due		12/15/2028	22,772	18,773
6.500% due		01/15/2029	10,411	9,564
6.000% due		02/15/2029	3,758	2,820
6.500% due		03/15/2029	25,470	22,928
6.500% due		06/01/2029	110	103
6.500% due		07/01/2029	1,119	1,051
8.000% due		07/15/2029	1,250	1,210
6.165% due		08/15/2032 (d)	28,544	27,409
Federal National Mortgage Assn.				
9.100% due	50	02/25/2002	1,033	1,036

			Principal Amount (000s)	Value (000s)
7.500% due	05/25/2005		6,700	6,724
7.500% due	02/25/2006		375	373
6.500% due	05/01/2006		172	169
6.500% due	07/25/2006		68	68
8.000% due	11/25/2006		30	30
6.500% due	05/25/2007		8,425	8,284
6.000% due	07/25/2007		300	293
8.804% due	08/25/2007	(d)	10	9
6.270% due	09/25/2007		3,000	2,842
7.000% due	10/25/2007		200	198
6.500% due	05/25/2008		$500	$490
10.500% due	08/25/2008		7,146	7,737
6.000% due	08/25/2008		86	85
7.452% due	09/25/2008	(d)	1,606	1,433
6.750% due	11/25/2010		1,117	1,109
7.000% due	01/25/2011		198	197
6.000% due	03/18/2015		15,908	15,714
8.000% due	12/25/2016		199	197
9.250% due	04/25/2018		192	201
9.300% due	05/25/2018		730	756
6.425% due	06/25/2018	(d)	3	3
9.500% due	06/25/2018		420	442
5.500% due	07/25/2018		6	6
9.500% due	11/25/2018		8,826	9,041
6.000% due	02/25/2019		5,000	4,916
6.500% due	03/25/2019		885	862
9.500% due	06/25/2019		1,466	1,527
5.650% due	07/25/2019		1,500	1,488
9.300% due	08/25/2019		81	85
6.350% due	08/25/2019		277	273
8.000% due	10/25/2019		1,718	1,718
9.000% due	12/25/2019		6,578	6,718
7.500% due	12/25/2019		81	80
6.500% due	03/25/2020		69	69
7.500% due	05/25/2020		3,630	3,612
6.750% due	06/25/2020		759	756
6.356% due	07/18/2020	(d)	62	62
7.000% due	09/25/2020		15,966	15,832
5.000% due	09/25/2020		200	186
9.000% due	09/25/2020		3,811	3,926
8.000% due	12/25/2020		25,229	25,476
6.375% due	12/25/2020	(d)	19	19
9.000% due	01/25/2021		5,999	6,218
8.750% due	01/25/2021		3,469	3,532
5.750% due	02/18/2021		100	94
9.000% due	03/25/2021		524	536
7.500% due	03/25/2021		5,480	5,468
7.000% due	05/25/2021		300	289
7.500% due	06/25/2021		70	70
6.500% due	06/25/2021		5,932	5,636
8.000% due	07/25/2021		16,336	16,372
8.500% due	09/25/2021		5,851	5,957
7.000% due	10/25/2021		8,997	8,756
8.000% due	10/25/2021		22,645	22,812
7.000% due	11/25/2021		24,015	23,679
6.000% due	12/25/2021		45	44
8.000% due	01/25/2022		21,700	21,742
8.000% due	03/25/2022		96	96
7.000% due	04/25/2022		17,091	16,274
10.000% due	05/01/2022		152	162
7.375% due	05/25/2022		8,894	8,688
8.000% due	06/25/2022		3,710	3,715
7.000% due	06/25/2022		1,416	1,381
8.000% due	07/25/2022		58,786	59,172
7.000% due	07/25/2022		6,172	6,056
6.500% due	10/25/2022		3,919	3,507
7.800% due	10/25/2022		3,674	3,654
6.500% due	12/25/2022		230	222
3.663% due	02/25/2023	(d)	14,032	660

			Principal Amount (000s)	Value (000s)
	7.000% due	03/25/2023	27,899	26,411
	6.500% due	05/18/2023	12,369	12,134
	6.900% due	05/25/2023	154	142
	7.000% due	06/25/2023	4,805	4,155
	6.000% due	08/25/2023	10,794	8,728
	6.500% due	08/25/2023	44	41
	6.000% due	08/25/2023	2,703	2,484
	6.750% due	09/25/2023	3,840	3,477
	1.000% due	09/25/2023	299	269
	7.500% due	10/25/2023	58	57
	6.750% due	10/25/2023	578	524
	6.500% due	11/25/2023	90	87
	7.100% due	12/25/2023	6,769	6,476
	6.500% due	12/25/2023	1,125	971
	6.500% due	01/25/2024	2,572	2,222
	6.500% due	02/25/2024	5,150	4,801
	7.250% due	02/25/2024	$29	$29
	7.500% due	06/20/2024	120	119
	7.000% due	02/18/2025	140	139
	6.600% due	05/18/2025	219	205
	7.500% due	11/17/2025	289	285
	7.500% due	12/25/2025	360	356
	7.000% due	02/15/2026	180	175
	7.000% due	07/18/2026	450	433
	6.500% due	09/18/2026	120	113
	7.000% due	12/18/2026	15,751	14,562
	6.000% due	12/25/2026	170	156
	6.000% due	03/25/2027	320	293
	6.000% due	05/17/2027	5,470	4,694
	7.000% due	07/18/2027	460	447
	8.000% due	08/18/2027	309	93
	6.280% due	04/18/2028 (d)	138	137
	6.500% due	06/25/2028	3,400	3,046
	6.000% due	07/18/2028	8,394	6,982
	6.500% due	07/18/2028	67,412	61,660
	9.079% due	09/25/2028	23,805	24,750
	6.000% due	04/25/2029	10,490	8,172
	6.300% due	10/17/2038	14,993	12,996
First Commonwealth Savings & Loan				
	10.375% due	04/01/2005	17	18
First Nationwide Trust				
	6.750% due	07/25/2029	11,223	11,081
First Union Residential Securitization, Inc.				
	7.000% due	04/25/2025	361	345
	6.750% due	08/25/2028	9,048	7,987
Gaston Oaks plc				
	6.930% due	01/01/2036	5,507	5,534
General Electric Capital Mortgage Services, Inc.				
	6.750% due	12/25/2012	2,889	2,845
	6.500% due	09/25/2023	1,175	1,005
	6.500% due	12/25/2023	8,631	7,409
	6.500% due	01/25/2024	3,895	3,326
	6.500% due	02/25/2024	2	2
	6.500% due	03/25/2024	63,792	57,007
	6.500% due	04/25/2024	64,524	52,207
	7.000% due	10/25/2027	14,586	13,633
	7.500% due	06/25/2027	3,438	3,368
	7.500% due	07/25/2027	10,223	9,980
	7.000% due	11/25/2027	72,500	68,902
	6.750% due	05/25/2028	23,934	21,610
	6.650% due	05/25/2028	7,914	7,756
	6.550% due	06/25/2028	23,450	22,312
	6.750% due	06/25/2028	21,926	20,474
	6.750% due	10/25/2028	9,364	8,722
	6.500% due	12/25/2028	19,500	17,767
	6.250% due	12/25/2028	55,266	49,490
	6.500% due	05/25/2029	9,858	8,941
	6.750% due	05/25/2029	20,000	18,562
	6.500% due	07/25/2029	95,240	86,391

			Principal Amount (000s)	Value (000s)
	5.950% due	07/25/2029	24,794	24,274
	6.250% due	07/25/2029	132,674	126,507
	6.000% due	07/25/2029	18,307	17,753
	7.250% due	08/25/2029	8,000	7,513
	7.000% due	09/25/2029	15,839	15,066
General Motors Acceptance Corp.				
	6.700% due	03/15/2008	29,732	28,136
GGP-Homart				
	6.202% due	06/10/2003 (d)	19,735	19,729
GMAC Commercial Mortgage Securities, Inc.				
	6.150% due	11/15/2007	21,020	20,003
	6.974% due	05/15/2008	29,204	28,578
	6.945% due	09/15/2033	24,060	22,829
	6.570% due	09/15/2033	31,174	29,851
Goldman Sachs Mortgage Corp.				
	6.000% due	12/31/2007 (l)	9,086	8,216
Government National Mortgage Assn.				
	6.250% due	06/20/2022	53,459	52,725
	7.250% due	12/16/2023	8,617	8,577
	7.000% due	01/15/2024	431	420
	8.000% due	05/16/2024	95	95
	7.000% due	03/20/2026	320	302
	7.000% due	08/20/2026	$126	$120
	7.500% due	02/16/2027	19	19
	7.500% due	07/16/2027	28,821	27,635
	6.500% due	06/20/2028	29,978	26,418
	6.500% due	07/20/2028	37,879	29,249
	6.500% due	09/20/2028	27,553	22,863
	6.500% due	01/20/2029	26,964	21,882
	6.500% due	03/20/2029	16,259	14,562
	6.000% due	05/20/2029	10,511	8,258
Greenwich				
	7.272% due	04/25/2022 (d)	594	592
	7.352% due	07/25/2022 (d)	1,280	1,275
	7.337% due	10/25/2022 (d)	79	79
	7.428% due	04/25/2023 (d)	1,141	1,136
	7.956% due	04/25/2024 (d)	1,249	1,261
	8.423% due	06/25/2024 (d)	1,177	1,201
	9.007% due	08/25/2024 (d)	1,700	1,725
	8.869% due	11/25/2024 (d)	390	391
GS Mortgage Securities Corp.				
	6.060% due	10/18/2030	32,437	30,901
Headlands Mortgage Securities, Inc.				
	7.250% due	11/25/2012	2,350	2,330
	7.155% due	12/25/2012	827	815
	7.250% due	11/25/2027	5,000	4,851
	6.650% due	02/25/2029	1,418	1,415
ICI Funding Corp. Secured Assets Corp.				
	7.250% due	09/25/2027	18,068	17,415
	7.750% due	03/25/2028	1,881	1,807
Imperial CMB Trust				
	6.820% due	09/25/2026 (d)	7,212	7,215
	6.650% due	11/25/2029	1,178	1,159
Independent National Mortgage Corp.				
	6.650% due	10/25/2024	2,723	2,583
	7.218% due	11/25/2024 (d)	1,744	1,769
	8.750% due	12/25/2024	30	31
	8.539% due	01/25/2025 (d)	142	145
	8.000% due	06/25/2025	22	21
	7.475% due	07/25/2025 (d)	8,458	8,581
	7.416% due	07/25/2025 (d)	3,603	3,624
	7.500% due	09/25/2025	1,191	1,187
International Mortgage Acceptance Corp.				
	12.250% due	03/01/2014	274	307
J.P. Morgan Commercial Mortgage Finance Corp.				
	9.000% due	10/20/2020	10,667	10,631
	8.218% due	04/25/2028	1,615	1,574
	6.533% due	01/15/2030	20,000	19,062
	7.325% due	07/15/2031	0	0

			Principal Amount (000s)	Value (000s)
Kidder Peabody Acceptance Corp.				
	8.214% due	09/25/2024 (d)	9,678	9,655
LB Mortgage Trust				
	8.396% due	01/20/2017	13,047	13,484
Mellon Residential Funding Corp.				
	6.350% due	06/25/2028	22,000	21,168
	6.110% due	01/25/2029	23,900	22,728
	6.570% due	07/25/2029	44,000	42,585
	6.580% due	07/25/2029	55,500	54,918
Merrill Lynch Mortgage Investors, Inc.				
	7.068% due	06/15/2021 (d)	4,906	4,785
	6.658% due	06/15/2021	2,552	2,523
	6.808% due	06/15/2021 (d)	5,229	5,079
	6.950% due	06/18/2029	40,148	39,744
Midland Realty Acceptance Corp.				
	7.020% due	01/25/2029	23,022	22,658
Morgan Stanley Capital				
	6.860% due	05/15/2006	2,386	2,349
	6.190% due	01/15/2007	25,166	24,192
	6.160% due	04/03/2009	14,006	13,297
	7.460% due	02/15/2020	11,450	11,457
	6.590% due	10/03/2030	5,806	5,646
Morgan Stanley, Dean Witter, Discover and Co.				
	6.044% due	07/25/2027 (d)	988	983
Mortgage Capital Funding, Inc.				
	7.800% due	04/15/2006	500	501
	7.008% due	09/20/2006	15,545	15,061
Nacional Financiera				
	22.000% due	05/20/2002 (d)	$300,000	$35,685
NationsBanc Montgomery Funding Corp.				
	6.500% due	07/25/2028	14,470	13,159
	6.250% due	10/25/2028	2,000	1,780
Nationslink Funding Corp.				
	5.805% due	02/10/2001	23,781	23,613
	6.333% due	10/22/2004	7,172	6,991
	6.240% due	04/10/2007 (d)	8,163	8,166
Nomura Asset Securities Corp.				
	7.602% due	05/25/2024 (d)	2,934	3,007
Norwest Asset Securities Corp.				
	6.750% due	12/25/2012	18,016	17,444
	6.750% due	09/25/2027	3,591	3,464
	6.350% due	04/25/2028	2,443	2,412
	6.750% due	05/25/2028	5,000	4,585
	6.250% due	08/25/2028	5,356	5,276
	6.750% due	10/25/2028	17,236	16,047
	6.500% due	12/25/2028	20,000	18,203
	6.500% due	01/25/2029	1,072	866
	6.500% due	02/25/2029	60,000	54,770
	5.950% due	04/25/2029	112,115	106,793
	6.500% due	04/25/2029	26,751	24,314
	6.300% due	04/25/2029	9,559	9,106
	6.200% due	04/25/2029	77,385	73,515
	5.950% due	04/25/2029	17,152	16,809
	6.000% due	05/25/2029	19,713	19,102
	6.500% due	06/25/2029	46,178	41,895
	6.750% due	08/25/2029	787	772
	7.000% due	09/25/2029	3,333	2,889
	6.500% due	10/25/2029	1,990	1,811
	7.000% due	11/25/2029	14,942	14,149
PaineWebber Mortgage				
	6.000% due	04/25/2009	11,951	11,246
PNC Mortgage Securities Corp.				
	6.750% due	06/25/2016	12,180	11,924
	7.000% due	10/25/2027	36,240	34,316
	6.750% due	12/25/2027	7,230	6,446
	6.500% due	02/25/2028	1,777	1,763
	7.000% due	02/25/2028	25,767	24,508
	6.984% due	02/25/2028	9,666	9,304
	6.625% due	03/25/2028	926	899

			Principal Amount (000s)	Value (000s)
	7.000% due	05/25/2028	6,918	6,785
	6.550% due	07/25/2028	24,500	24,071
	6.750% due	07/25/2028	3,527	3,282
	6.750% due	09/25/2028	4,000	3,721
	6.750% due	10/25/2028	26,133	24,441
	6.750% due	12/25/2028	21,709	20,160
	6.250% due	01/25/2029	9,263	8,291
	6.300% due	03/25/2029	10,000	8,937
	6.500% due	06/25/2029	48,600	44,114
	6.200% due	06/25/2029	54,237	51,956
Prudential Bache				
	6.151% due	09/01/2018 (d)	234	229
	8.400% due	03/20/2021	6,706	6,770
Prudential Home Mortgage Securities				
	2.109% due	12/25/2000 (d)	209	203
	7.000% due	01/25/2008	23,860	23,472
	6.400% due	04/25/2009	1,158	1,150
	6.950% due	11/25/2022	222	202
	7.000% due	07/25/2023	12,657	12,463
	6.750% due	10/25/2023	9,293	7,385
	7.756% due	11/25/2023 (d)	872	868
	5.900% due	12/25/2023	7,323	7,203
	6.050% due	04/25/2024	3,571	3,524
	6.800% due	05/25/2024	10,605	9,605
	6.000% due	05/25/2024	4	4
	6.450% due	11/25/2025	5,264	4,533
	2.601% due	12/25/2025 (d)	281	273
Prudential Securities Secured Financing Corp.				
	6.074% due	01/15/2008	12,945	12,247
	6.955% due	06/15/2008	20,169	19,738
PSB Financial Corp.				
	11.050% due	12/01/2015	477	479
Resecuritization Mortgage Trust				
	6.750% due	06/19/2028	$18,343	$17,236
Residential Accredit Loans, Inc.				
	6.250% due	03/25/2014	318	301
	7.250% due	06/25/2027	2,100	2,028
	7.500% due	08/25/2027	15,000	14,621
	7.000% due	02/25/2028	41,115	39,084
	6.500% due	12/25/2028	400	364
	6.500% due	05/25/2029	3,000	2,727
	6.750% due	06/25/2029	963	923
Residential Asset Securitization Trust				
	7.375% due	03/25/2027	5,142	4,949
	7.000% due	03/25/2027	18	18
	7.000% due	10/25/2027	19,642	18,452
	6.750% due	06/25/2028	18,259	17,775
	6.500% due	12/25/2028	1,250	1,116
	6.500% due	03/25/2029	22,700	21,260
Residential Funding Mortgage Securities, Inc.				
	7.000% due	08/25/2008	6,650	6,606
	7.500% due	09/25/2011	19,385	19,270
	7.000% due	05/25/2012	3,095	2,977
	6.500% due	12/25/2012	18,126	17,105
	7.750% due	09/25/2022	444	441
	8.000% due	01/25/2023	3,045	3,055
	8.000% due	02/25/2023	9,298	9,273
	6.500% due	11/25/2023	1,660	1,487
	7.500% due	09/25/2025	14,305	14,226
	7.500% due	12/25/2025	952	939
	7.750% due	11/25/2026	9,000	9,007
	7.500% due	04/25/2027	6,253	6,106
	7.500% due	06/25/2027	51,535	50,361
	7.500% due	07/25/2027	25,265	25,123
	7.250% due	08/25/2027	16,000	15,475
	7.250% due	10/25/2027	43,645	42,043
	7.000% due	11/25/2027	17,000	16,010
	6.750% due	02/25/2028	14,038	13,560
	6.750% due	05/25/2028	60,741	55,992

			Principal Amount (000s)	Value (000s)
	6.750% due	06/25/2028	72,098	65,971
	6.750% due	08/25/2028	10,000	9,381
	6.750% due	09/25/2028	65,993	61,301
	6.500% due	10/25/2028	52,000	47,338
	6.250% due	11/25/2028	3,000	2,677
	6.500% due	12/25/2028	23,400	21,216
	6.500% due	01/25/2029	72,314	65,973
	6.500% due	03/25/2029	6,980	6,370
	6.200% due	05/25/2029	89,761	88,290
	6.500% due	06/25/2029	10,974	8,055
	6.750% due	07/25/2029	22,600	20,923
	7.000% due	10/25/2029	25,260	23,877
	7.500% due	11/25/2029	12,338	11,793
Resolution Trust Corp.				
	6.180% due	09/25/2020 (d)	12,262	4,537
	7.331% due	09/25/2020 (d)	1,759	1,547
	8.560% due	06/25/2021 (d)	277	276
	8.686% due	08/25/2021	7,297	7,268
	8.138% due	10/25/2021 (d)	158	157
	8.625% due	10/25/2021	145	145
	5.585% due	10/25/2021 (d)	139	137
	8.640% due	05/25/2022 (d)	1,536	1,524
	7.875% due	08/25/2023 (d)	2,001	2,003
	8.835% due	12/25/2023	3,300	3,347
	9.450% due	05/25/2024	9,677	9,640
	7.100% due	12/25/2024	643	640
	7.654% due	10/25/2028 (d)	5,814	5,832
	6.824% due	10/25/2028 (d)	15,215	15,311
	7.515% due	05/25/2029 (d)	2,950	2,921
	6.788% due	05/25/2029 (d)	2,854	2,830
RMF Commercial Mortgage Securities, Inc.				
	6.715% due	01/15/2019	235	225
Ryan Mortgage Acceptance Corp.				
	9.450% due	10/01/2016	81	83
Ryland Acceptance Corp.				
	11.500% due	12/25/2016	97	97
	8.200% due	09/25/2022	30	30
	14.000% due	11/25/2031	896	943
Ryland Mortgage Securities Corp.				
	8.200% due	06/25/2021	$35	$35
	7.706% due	08/25/2022 (d)	1,995	2,043
	7.132% due	08/25/2029 (d)	2,769	2,785
	6.816% due	10/25/2031 (d)	4,546	4,501
Salomon Brothers Mortgage Securities				
	7.669% due	11/25/2022 (d)	585	585
	8.528% due	07/01/2024 (d)	4,525	4,584
	6.219% due	04/25/2029 (d)	27,697	27,699
	6.259% due	04/25/2029 (d)	7,169	7,170
Santa Barbara Savings				
	9.500% due	11/20/2018	2,228	2,224
Saxon Mortgage				
	6.250% due	04/25/2009	4,225	4,181
	6.500% due	02/25/2024	2,082	2,033
	8.459% due	09/25/2024 (d)	4,464	4,526
Securitized Asset Sales, Inc.				
	7.707% due	10/25/2023 (d)	1,534	1,528
	7.585% due	12/26/2023 (d)	1,321	1,299
	7.410% due	09/25/2024 (d)	9,900	9,816
Security Pacific National Bank				
	6.004% due	03/25/2018 (d)	91	89
Small Business Investment Co.				
	7.540% due	08/10/2009	87,128	87,396
	8.017% due	02/10/2010	104,000	106,791
	7.640% due	03/26/2010	69,185	68,860
Southern Pacific Secured Assets Corp.				
	6.049% due	06/25/2028 (d)	41,153	40,748
Starwood Commercial Mortgage				
	6.600% due	02/03/2009	12,054	11,684
Structured Asset Mortgage Investments, Inc.	56			

			Principal Amount (000s)	Value (000s)
	6.905% due	06/25/2028 (d)	40,348	38,812
	6.250% due	11/25/2028	14,878	13,263
	6.750% due	01/25/2029	10,000	9,281
	6.300% due	05/25/2029	21,766	20,944
	6.585% due	06/25/2029 (d)	31,842	31,570
	7.250% due	07/25/2029	27,623	27,171
	6.750% due	05/02/2030	22,701	20,970
Structured Asset Notes Transactions Ltd.				
	6.650% due	08/30/2005	21,085	20,190
Structured Asset Securities Corp.				
	7.000% due	12/25/2027	51,500	48,812
TMA Mortgage Funding Trust				
	6.259% due	01/25/2029	37,974	37,974
Union Planters Mortgage Finance Corp.				
	6.750% due	01/25/2028	4,000	3,729
	6.800% due	01/25/2028	15,000	14,343
Vendee Mortgage Trust				
	7.750% due	03/15/2016	427	427
	7.500% due	08/15/2017	370	371
	7.750% due	05/15/2018	550	554
	6.500% due	05/15/2020	27,833	25,449
	6.836% due	01/15/2030	16,957	16,160
Western Federal Savings & Loan				
	7.235% due	06/25/2021 (d)	3,808	3,794
				6,822,531
Federal Home Loan Mortgage Corporation 1.5%				
	5.000% due	10/15/2020	1,000	939
	5.500% due 04/01/2001-04/13/20 (g)		6,105	5,446
	5.750% due	08/15/2020	300	292
	5.861% due	12/01/2026 (d)	6,618	6,484
	6.000% due 12/01/2000-02/15/20 (g)		44,777	43,360
	6.125% due 04/01/2017-06/01/20 (d)		56	56
	6.340% due	10/25/2023 (d)	16,742	17,209
	6.500% due 07/01/2001-05/01/20 (g)		169,067	153,868
	6.537% due	11/01/2026 (d)	8,141	8,191
	6.704% due	11/01/2028 (d)	26,446	25,833
	6.750% due	01/17/2025	10,220	10,082
	6.775% due	11/01/2003	69	68
	6.826% due	07/01/2022 (d)	1,064	1,091
	6.863% due	07/01/2025 (d)	7,207	7,239
	6.900% due	07/01/2023 (d)	604	629
	6.922% due	05/01/2023 (d)	986	1,017
	6.945% due	08/01/2023 (d)	1,069	1,109
	6.957% due	08/01/2023 (d)	5,750	6,004
	7.000% due 05/01/2000-07/01/20 (g)		$14,663	$14,478
	7.014% due	08/01/2024 (d)	208	216
	7.062% due	08/01/2023 (d)	514	530
	7.085% due	05/01/2027 (d)	1,045	1,080
	7.130% due	09/01/2023 (d)	2,562	2,675
	7.141% due	09/01/2023 (d)	10,793	11,178
	7.168% due 10/01/2023-07/01/20 (d)		3,256	3,374
	7.200% due	10/01/2006	73,733	72,409
	7.243% due	09/01/2023 (d)	1,547	1,602
	7.269% due	04/01/2024 (d)	7,202	7,387
	7.281% due	09/01/2027 (d)	2,949	2,966
	7.324% due	10/01/2023 (d)	1,820	1,869
	7.329% due	08/01/2023 (d)	9	10
	7.342% due	06/01/2024 (d)	1,143	1,180
	7.347% due	10/01/2023 (d)	994	1,021
	7.492% due	04/01/2029 (d)	1,421	1,462
	7.498% due	01/01/2024 (d)	536	550
	7.500% due 09/01/2003-08/01/20 (g)		11,158	11,134
	7.625% due	01/01/2019 (d)	8	8
	7.631% due	09/01/2023 (d)	1,513	1,549
	7.750% due	04/01/2007	27	27
	7.751% due	05/01/2023 (d)	1,832	1,868
	7.777% due	04/01/2023 (d)	524	536
	7.818% due	01/01/2024 (d)	488	502
	7.834% due	07/01/2023 (d)	1,977	2,032

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
7.907% due		10/01/2023 (d)	507	524
7.954% due		11/01/2023 (d)	416	426
7.957% due		10/01/2023 (d)	1,207	1,251
7.980% due		11/01/2023 (d)	316	325
8.000% due	01/01/2002–09/01/20	(g)	3,279	3,279
8.188% due		11/01/2023 (d)	347	350
8.250% due	08/01/2007–12/01/20	(g)	192	196
8.500% due	09/01/2001–11/01/20	(g)	5,353	5,458
8.750% due	02/01/2001–12/01/20	(g)	149	150
8.900% due		11/15/2020	13,289	13,526
9.000% due	01/01/2002–09/15/20	(g)	638	649
9.250% due	06/01/2009–11/01/20	(g)	104	108
9.500% due	08/01/2001–12/01/20	(g)	1,447	1,509
9.750% due	03/01/2001–05/01/20	(g)	62	64
10.000% due	06/01/2004–03/01/20	(g)	1,134	1,185
10.100% due		09/01/2016	321	341
10.250% due	03/15/2009–05/01/20	(g)	1,200	1,271
10.500% due	10/01/2017–01/01/20	(g)	448	481
11.000% due	11/01/2009–05/01/20	(g)	682	729
11.250% due	10/01/2009–09/01/20	(g)	133	143
11.500% due	05/01/2000–01/01/20	(g)	80	87
12.500% due		12/01/2012	19	20
13.250% due		10/01/2013	80	90
14.000% due		04/01/2016	21	24
15.500% due	08/01/2011–11/01/20	(g)	16	18
16.250% due		05/01/2011	3	3
				462,767
Federal Housing Administration 1.5%				
6.500% due	02/15/2001–03/01/20	(g)	8,005	7,322
6.630% due	05/28/2039–07/01/20	(g)	3,091	2,843
6.687% due		07/25/2040	6,054	5,676
6.750% due		07/15/2001	6,157	5,790
6.755% due	06/25/2039–03/01/20	(g)	17,647	16,206
6.780% due		05/28/2039	3,908	3,691
6.790% due		05/01/2039	10,902	10,688
6.830% due		12/01/2039	3,497	3,313
6.875% due		11/01/2015	3,153	2,960
6.880% due	10/25/2040–02/01/20	(g)	22,283	20,728
6.896% due		07/01/2020	24,393	22,929
6.900% due		12/01/2040	22,769	21,502
6.930% due		01/01/2036	15,969	15,800
7.000% due		11/15/2040	1,801	1,693
7.050% due		03/25/2040	4,517	4,238
7.125% due		03/01/2034	4,427	4,246
7.211% due		12/01/2021	2,741	2,723
7.250% due	12/01/2021–06/01/20	(g)	19,996	19,652
7.310% due		06/01/2041	23,566	22,851
7.315% due		08/01/2019	34,187	32,638
7.317% due		05/01/2019	4,850	4,658
7.350% due		11/01/2022	6,080	6,032
7.375% due	03/01/2019–01/01/20	(g)	$15,732	$15,384
7.400% due		02/01/2021	2,290	2,284
7.430% due	12/01/2016–05/01/20	(g)	116,016	115,048
7.450% due		04/01/2040	2,507	2,464
7.465% due		11/01/2019	31,958	31,896
7.500% due	03/01/2032–09/30/20	(g)	12,885	12,626
7.580% due		04/01/2040	5,109	5,020
7.630% due		08/01/2041	17,187	16,856
7.650% due	11/01/2018–11/01/20	(g)	7,560	7,449
7.700% due		03/15/2041	5,557	5,521
7.750% due		11/15/2039	5,538	5,488
7.880% due		12/01/2039	13,423	13,462
8.250% due	10/29/2023–01/01/20	(g)	9,545	9,628
				481,305
Federal National Mortgage Association 1.2%				
4.750% due		11/14/2003	250	232
5.000% due	12/25/2021–04/18/20	(g)	2,000	1,768
5.500% due	02/01/2014–12/01/20	(g)	258	235
5.650% due	58	04/25/2005	40	39

		Principal Amount (000s)	Value (000s)
5.911% due	09/01/2017 (d)	4,592	4,406
5.919% due	09/01/2024 (d)	2,201	2,145
5.922% due	11/01/2035 (d)	0	0
6.000% due 05/01/2000–05/01/20 (g)		46,987	43,790
6.090% due	12/01/2008	49	46
6.190% due	04/01/2027 (d)	148	146
6.200% due	04/25/2005	31	31
6.250% due	07/25/2007	100	99
6.390% due	05/25/2036	28,696	24,160
6.420% due	12/01/2007	150	142
6.450% due	09/25/2016	2,461	2,437
6.500% due 04/01/2003–06/17/20 (g)		50,514	46,674
6.573% due	04/01/2026 (d)	1,286	1,292
6.600% due	09/25/2018	3,376	3,359
6.633% due	12/01/2027 (d)	9,222	9,224
6.687% due	08/01/2027 (d)	45,986	45,640
6.750% due	08/01/2003	296	295
6.752% due	09/01/2024 (d)	1,442	1,479
6.835% due	07/01/2003	67	66
6.843% due	07/01/2024 (d)	4,961	5,076
6.925% due	10/01/2027 (d)	5,509	5,529
6.950% due	03/25/2026	300	296
7.000% due 07/01/2001–12/20/20 (g)		124,671	122,451
7.030% due	11/01/2025 (d)	1,409	1,450
7.050% due	11/01/2025 (d)	4,246	4,431
7.102% due	05/01/2024 (d)	2,549	2,692
7.136% due	09/01/2022 (d)	1,330	1,358
7.190% due	05/01/2026 (d)	652	675
7.227% due	09/01/2025 (d)	2,049	2,105
7.250% due 05/01/2002–01/01/20 (g)		11,048	10,732
7.261% due	09/01/2022 (d)	1,387	1,407
7.289% due	03/01/2025 (d)	3,356	3,455
7.332% due	11/01/2025 (d)	2,193	2,253
7.340% due	01/01/2026 (d)	1,329	1,365
7.350% due	09/01/2027 (d)	2,003	2,055
7.409% due	11/01/2023 (d)	1,050	1,077
7.450% due	11/01/2023 (d)	167	172
7.465% due	10/01/2023 (d)	382	394
7.491% due	01/01/2024 (d)	2,014	2,068
7.500% due 10/01/2002–12/01/20 (g)		4,098	4,093
7.555% due	12/01/2023 (d)	889	904
7.565% due	12/01/2023 (d)	1,102	1,127
7.566% due	09/01/2023 (d)	3,137	3,284
7.579% due	01/01/2024 (d)	424	431
7.652% due	02/01/2026 (d)	592	602
7.690% due	01/01/2024 (d)	696	707
7.750% due	06/01/2009	170	171
7.853% due	03/01/2026 (d)	2,344	2,395
7.896% due	01/01/2024 (d)	197	202
8.000% due 09/01/2001–02/17/20 (g)		3,090	3,120
8.250% due 10/01/2008–02/01/20 (g)		538	547
8.500% due 07/01/2001–02/01/20 (g)		2,309	2,355
9.000% due 10/01/2004–04/01/20 (g)		897	924
9.250% due	10/01/2001	6	6
9.500% due 12/01/2006–07/01/20 (g)		76	80
9.750% due	11/01/2008	$60	$63
10.000% due 09/01/2003–05/01/20 (g)		904	960
10.500% due 01/01/2016–04/01/20 (g)		601	645
10.750% due	03/01/2014	25	27
11.000% due 09/01/2019–11/01/20 (g)		149	163
11.500% due 08/20/2016–11/01/20 (g)		92	100
12.000% due	05/01/2016	10	11
12.500% due	10/01/2015	37	41
13.000% due	09/01/2013	35	39
13.250% due	09/01/2011	14	16
14.500% due 11/01/2011–01/01/20 (g)		49	55
14.750% due 08/01/2012–11/01/20 (g)		177	208
15.000% due	10/15/2012	95	112
15.500% due 10/01/2012–12/01/20 (g)		16	19

	Rate		Maturity		Principal Amount (000s)	Value (000s)
	15.750%	due	12/01/2011-08/01/20	(g)	111	130
	16.000%	due	09/01/2012		125	144
						382,427
Government National Mortgage Association 24.6%						
	5.500%	due	04/20/2024-04/19/20	(d)(	104,876	100,405
	5.650%	due	10/15/2012		11	10
	6.000%	due	10/15/2008-04/19/20	(d)(	1,991,708	1,832,909
	6.125%	due	11/20/2027	(d)	283	285
	6.320%	due	02/16/2030	(d)	14,749	14,729
	6.375%	due	06/20/2021-03/20/20	(d)(	536,285	538,203
	6.500%	due	05/15/2001-10/15/20	(d)(	2,645,136	2,493,882
	6.625%	due	01/15/2040		9,635	9,069
	6.750%	due	07/15/2001-06/20/20	(d)(	434,602	432,182
	6.800%	due	09/15/2001-10/15/20		3,000	2,886
	6.820%	due	09/15/2001		15,415	14,872
	6.850%	due	10/15/2040		1,706	1,607
	6.875%	due	04/20/2023	(d)	341	347
	7.000%	due	10/15/2001-04/19/20	(g)	551,688	533,275
	7.125%	due	12/20/2020-12/20/20	(d)(	375,938	380,367
	7.250%	due	08/20/2027	(d)	50	51
	7.500%	due	01/15/2003-05/22/20	(d)(	1,290,953	1,279,342
	7.700%	due	02/15/2002		1,196	1,185
	7.750%	due	07/15/2001		1,520	1,509
	8.000%	due	05/15/2001-04/19/20	(g)	78,758	79,383
	8.125%	due	07/15/2001-12/01/20	(g)	3,680	3,722
	8.250%	due	08/15/2004-05/15/20	(g)	460	469
	8.500%	due	06/15/2001-01/20/20	(g)	6,370	6,506
	8.750%	due	03/15/2007-07/15/20	(g)	100	101
	9.000%	due	06/15/2001-07/20/20	(g)	4,910	5,116
	9.250%	due	07/15/2003-12/20/20	(g)	199	205
	9.500%	due	04/15/2001-08/15/20	(g)	4,746	4,999
	9.750%	due	09/15/2002-01/15/20	(g)	136	140
	10.000%	due	04/15/2001-02/15/20	(g)	5,751	6,136
	10.250%	due	02/20/2019		28	30
	10.500%	due	06/15/2004-09/15/20	(g)	788	848
	11.000%	due	01/15/2001-03/15/20	(g)	261	282
	11.250%	due	03/15/2001-12/20/20	(g)	37	40
	11.500%	due	10/15/2010-10/15/20	(g)	50	56
	12.000%	due	11/15/2012-05/15/20	(g)	262	293
	12.500%	due	01/15/2011		1	1
	13.000%	due	12/15/2012-10/15/20	(g)	20	23
	13.250%	due	10/20/2014		20	23
	13.500%	due	10/15/2012-11/15/20	(g)	108	124
	15.000%	due	02/15/2012-10/15/20	(g)	99	118
	16.000%	due	01/15/2012-05/15/20	(g)	72	86
	17.000%	due	11/15/2011-12/15/20	(g)	71	87
						7,745,903
Other Mortgage-Backed Securities 0.7%						
Bank of America						
	9.000%	due	03/01/2008		40	41
CDC Depositor Trust I						
	6.212%	due	01/15/2003	(d)	20,709	20,632
Citibank, NA						
	8.000%	due	07/25/2018		45	45
Commercial Mortgage Asset Trust						
	6.640%	due	09/17/2010		455	426
Countrywide Funding Corp.						
	6.750%	due	03/25/2024		11,854	10,313
DBL Mortgage Funding						
	9.500%	due	08/01/2019		8	8
Federal Home Loan Mortgage Corp.						
	11.875%	due	06/15/2013		$40	$42

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
FFCA Secured Lending Corp.				
	7.850% due	05/18/2017	28,900	28,778
First Interstate Bancorp				
	9.125% due	01/01/2009 (l)	10	10
General Electric Capital Mortgage Services, Inc.				
	7.250% due	07/25/2011	2,638	2,630
General Electric Credit Corp.				
	8.000% due	03/01/2002 (l)	13	14
German American Capital Corp.				
	8.360% due	09/30/2002	965	940
	4.306% due	07/01/2018 (d)	8,531	8,321
Great Western Savings & Loan				
	5.952% due	08/01/2017 (d)	127	122
Guardian				
	6.521% due	12/25/2018 (d)	50	50
Home Savings of America				
	8.464% due	08/01/2006	56	55
	5.722% due	05/25/2027 (d)	2,315	2,196
	6.066% due	08/20/2029 (d)	8,761	8,597
Imperial Savings & Loan				
	8.221% due	01/25/2017 (d)	63	63
	8.847% due	07/25/2017 (d)	248	247
LTC Commercial Corp.				
	7.100% due	11/28/2012	3,232	3,201
Merrill Lynch Mortgage				
	7.428% due	06/15/2021 (d)	1,089	1,065
Mid-State Trust				
	8.330% due	04/01/2030	66,403	67,037
Morgan Stanley Mortgage Trust				
	8.150% due	07/20/2021	5	5
Resolution Trust Corp.				
	7.408% due	09/25/2020 (d)	218	205
	6.897% due	05/25/2029 (d)	3,504	3,462
Salomon Brothers Mortgage Securities				
	11.500% due	09/01/2015	819	820
Sasco Floating Rate Commercial Mortgage				
	6.280% due	11/20/2001 (d)	58,183	58,326
Sears Mortgage				
	12.000% due	02/25/2014	617	615
	7.431% due	10/25/2022 (d)	2,135	2,159
TIAA Retail Commercial Mortgage				
	7.170% due	04/15/2008	9,563	9,394
Western Federal Savings & Loan				
	6.523% due	11/25/2018 (d)	6	6
				229,825
Stripped Mortgage-Backed Securities 0.0%				
Bear Stearns Mortgage Securities, Inc. (IO)				
	7.200% due	07/25/2024	339	33
Federal Home Loan Mortgage Corp. (IO)				
	6.500% due	08/15/2006	244	6
	6.500% due	11/15/2006	606	14
	6.500% due	03/15/2007	726	15
	5.750% due	09/15/2007 (d)	5,714	348
	6.000% due	10/15/2007	275	18
	6.000% due	01/15/2008	128	7
	5.428% due	02/15/2008 (d)	576	50
	6.400% due	10/15/2008	87	8
	6.500% due	08/15/2016	742	12
	6.500% due	08/15/2017	189	4
	7.000% due	04/15/2018	873	56
	7.500% due	08/15/2018	39	1
	8.845% due	01/15/2021	2	45
	9.000% due	05/15/2022	103	27
	6.500% due	09/15/2023	335	42
Federal National Mortgage Association (IO)				
	6.500% due	07/25/2006	1,143	35
	7.272% due	09/25/2006	3	24
	6.500% due	02/25/2007	1,579	95
	6.500% due	07/25/2007	418	18

			Principal Amount (000s)	Value (000s)
	6.500% due	09/25/2007	2,093	137
	6.500% due	10/25/2007	660	37
	6.500% due	03/25/2009 (d)	28,048	546
	7.000% due	08/25/2016	48	0
	6.500% due	08/25/2020	$2,666	$264
	10.070% due	01/25/2021	0	4
	7.500% due	04/25/2021	1,700	282
	9.032% due	08/25/2021	6	160
	0.950% due	11/25/2021 (d)	26,064	387
	6.500% due	10/25/2022	166	15
	6.500% due	01/25/2023	3,029	486
Federal National Mortgage Association (PO)				
	0.000% due	09/01/2007	752	593
	0.000% due	02/25/2021	606	592
	0.000% due	06/25/2022	589	560
	0.000% due	08/25/2023	295	197
PaineWebber (IO)				
	13.595% due	08/01/2019	1	43
Vendee Mortgage Trust (IO)				
	0.542% due	06/15/2023 (d)	161,672	2,854
				8,015
Total Mortgage-Backed Securit				16,132,773
(Cost $16,410,409)				
ASSET-BACKED SECURITIES 8.0%				
Advanta Mortgage Loan Trust				
	6.325% due	05/25/2027 (d)	667	657
	6.525% due	08/25/2029 (d)	3,040	3,050
Advanta Revolving Home Equity Loan Trust				
	6.249% due	01/25/2024 (d)	32,588	32,609
AFC Home Equity Loan Trust				
	6.806% due	10/25/2026 (d)	2,711	2,727
Allied Waste Industries, Inc.				
	8.938% due	07/30/2006	9,736	8,838
Allied Waste North America, Inc.				
	8.938% due	07/30/2006 (d)	17,309	15,713
	9.125% due	07/30/2007 (d)	24,881	22,587
	9.188% due	07/30/2007 (d)	7,573	6,875
America West Airlines				
	10.500% due	01/02/2004 (d)	20	20
American Express Credit Account Master Trust				
	6.800% due	12/15/2003	1,500	1,496
American Express Master Trust				
	7.850% due	08/15/2005	220	225
American Stores Co.				
	6.504% due	08/30/2004	20,000	19,776
Americredit Automobile Receivable Trust				
	6.540% due	05/12/2001	222	222
	5.304% due	10/12/2002	17,594	17,494
	5.780% due	05/12/2003	43,000	42,272
Amresco Residential Securities Mortgage Loan Trust				
	6.325% due	10/25/2027 (d)	2,920	2,919
	6.280% due	05/25/2028 (d)	18,759	18,748
	7.875% due	09/25/2028 (d)	2,448	2,356
Arcadia Automobile Receivables Trust				
	6.250% due	09/15/2002	45,649	45,611
	5.900% due	11/15/2002	17,289	17,248
	6.300% due	07/15/2003	26,025	25,735
	6.900% due	12/15/2003	19,431	19,333
Associates Manufactured Housing				
	7.000% due	03/15/2027	6,258	6,256
Banc One Home Equity Trust				
	6.460% due	06/25/2029	30,682	30,508
BankBoston Home Equity Loan Trust				
	6.280% due	11/25/2010	82	82
Bayview Financial Acquisition				
	6.429% due	02/25/2029 (d)	5,593	5,597
Brazos Student Loan Finance Co.				
	6.430% due	06/01/2023 (d)	32,700	32,368
	6.093% due	12/01/2025 (d)	22,750	22,797

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
California Infrastructure				
	6.150% due	06/25/2002	1,143	1,142
Champion Home Equity Loan Trust				
	6.139% due	03/25/2029 (d)	5,467	5,431
Charter Commercial Holdings LLC				
	8.540% due	03/31/2008	19,297	19,134
	8.580% due	03/31/2008	22,703	22,510
Chase Credit Card Master Trust				
	6.660% due	01/15/2007	$645	$631
Chase Manhattan Auto Owner Trust				
	5.750% due	10/15/2001	221	221
Chase Manhattan Grantor Trust				
	5.200% due	02/15/2002	157	156
	6.610% due	09/15/2002	1,119	1,119
Chase Mortgage Finance Corp.				
	6.750% due	10/25/2028	39,000	36,191
Citibank Credit Card Master Trust				
	6.473% due	05/15/2002	600	600
CMC Securities Corp. IV				
	7.250% due	11/25/2027	1,221	1,184
Columbia/HCA Healthcare				
	6.730% due	07/15/2045	14,760	13,682
Community Program Loan Trust				
	4.500% due	10/01/2018	25,435	22,574
	4.500% due	04/01/2029	26,000	19,159
Conseco Finance				
	6.290% due	10/15/2030	20,072	20,042
Contimortgage Home Equity Loan Trust				
	6.174% due	10/15/2012 (d)	6,628	6,622
	6.130% due	03/15/2013	4,262	4,242
	6.420% due	04/25/2014	494	491
	6.400% due	06/15/2014	2,000	1,978
	6.770% due	01/25/2018	41,700	40,722
	6.990% due	03/15/2021	350	348
	6.930% due	11/25/2022	36,800	36,249
	7.220% due	01/15/2028	80	79
	6.144% due	06/15/2028 (d)	3,780	3,774
	6.214% due	08/15/2028 (d)	1,393	1,392
Copelco Capital Funding Corp.				
	6.340% due	07/20/2004	13	13
CPS Auto Trust				
	5.995% due	06/15/2002	7,000	6,993
Cross Country Master Credit				
	6.281% due	06/15/2006 (d)	300	300
CS First Boston Mortgage Securities Corp.				
	6.750% due	09/25/2028	6,960	6,475
Daimler-Benz Vehicle Trust				
	5.230% due	12/20/2001	110	110
	6.050% due	03/31/2005	3,224	3,208
Delta Air Lines Equipment Trust				
	9.230% due	07/02/2002 (l)	7,081	7,211
	10.500% due	01/02/2007 (l)	6,167	6,756
	10.570% due	01/02/2007 (l)	15,881	18,105
	9.550% due	01/02/2008 (l)	7,773	8,138
	10.430% due	01/02/2011	960	1,042
	10.000% due	06/05/2013	10,828	11,795
Delta Funding Home Equity Loan				
	6.140% due	02/15/2018	38,082	37,907
	6.191% due	09/15/2029 (d)	12,019	12,072
Discover Card Master Trust				
	5.600% due	05/16/2006	1,600	1,518
	6.260% due	10/16/2013 (d)	400	404
Duck Auto Grantor Trust				
	5.650% due	03/15/2004	8,073	7,950
DVI Business Credit Receivable				
	6.461% due	10/15/2003 (d)	3,850	3,894
EQCC Home Equity Loan Trust				
	6.235% due	04/15/2008	10	10
	6.050% due	01/25/2010	254	253

63

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
	6.548% due	04/25/2010	446	443
	6.710% due	07/15/2011	226	226
	6.045% due	10/15/2027 (d)	988	987
	5.770% due	03/20/2029	249	247
Equivantage Home Equity Loan Trust				
	6.550% due	10/25/2025	87	85
Felco Funding LLC				
	5.980% due	09/15/2001	453	451
Fidelity Equipment Lease Trust				
	5.860% due	09/15/2001	27,949	27,823
First Alliance Mortgage Loan Trust				
	6.451% due	03/20/2031 (d)	17,761	17,772
First Merchants Auto Trust				
	6.850% due	11/15/2002	$34	$34
First Omni Bank				
	6.650% due	09/15/2003 (d)	1,500	1,495
First Plus Home Loan Trust				
	6.800% due	03/10/2012	9,940	9,929
First Security Auto Grantor Trust				
	6.100% due	04/15/2003	1,126	1,123
	5.970% due	04/15/2004	168	166
First Security Auto Owner Trust				
	5.492% due	04/15/2002	200	200
First Security Corp.				
	5.875% due	11/01/2003	9,000	8,520
First Union Master Credit Card Trust				
	6.633% due	09/15/2003	88,750	88,900
First USA Credit Card Master Trust				
	6.125% due	09/17/2003 (d)	300	300
FMAC Loan Receivables Trust				
	6.200% due	09/15/2020	300	289
	6.500% due	09/15/2020	246	222
	6.830% due	09/15/2020	680	612
Ford Credit Auto Owner Trust				
	6.050% due	04/15/2001	66	66
	5.310% due	04/16/2001	71	71
	5.470% due	09/15/2001	560	558
	5.650% due	10/15/2001	106	105
	5.770% due	11/15/2001	20,799	20,747
	6.200% due	04/15/2002	721	720
Ford Motor Credit Corp.				
	5.500% due	02/15/2003	5,300	5,234
Fred Meyer, Inc.				
	6.813% due	03/19/2003 (d)	12,405	12,261
General Motors Acceptance Corp.				
	6.500% due	04/15/2002	7,182	7,160
GMAC Mortgage Corp. Loan				
	6.270% due	11/18/2025 (d)	46,648	46,672
	7.930% due	03/25/2030	42,000	41,905
Green Tree Financial Corp.				
	7.150% due	07/15/2027	448	449
	6.490% due	03/15/2028	50,107	49,789
	6.420% due	11/15/2028	2,060	2,050
	5.850% due	11/01/2029	104	104
	6.870% due	04/01/2030	1,105	1,047
	6.660% due	06/01/2030	1,405	1,301
	5.600% due	12/01/2030	322	320
	5.510% due	02/01/2031	474	472
Green Tree Floorplan Receivables Master Trust				
	6.811% due	11/01/2004 (d)	46,000	46,273
Green Tree Home Equity Loan Trust				
	5.590% due	02/15/2013	149	149
	6.040% due	06/15/2029	144	144
	5.990% due	07/15/2030	506	504
Green Tree Home Improvement Loan				
	5.907% due	08/15/2007	120	120
	6.390% due	01/15/2029	7,984	7,983
Green Tree Lease Finance				
	6.170% due	09/20/2005	146	146

			Principal Amount (000s)	Value (000s)
Green Tree Recreational Equipment				
	6.430% due	04/17/2006	3,300	3,273
Harley-Davidson Eaglemark				
	5.250% due	07/15/2003	172	170
HFC Home Equity Loan				
	6.830% due	12/20/2016	413	411
Honda Auto Receivables Grantor				
	5.850% due	02/15/2003	69	69
	5.950% due	05/15/2003	98	98
Household Consumer Loan Trust				
	6.305% due	08/15/2006 (d)	22,543	22,296
IKON Receivables LLC				
	5.600% due	05/15/2005	31,029	30,961
IMC Home Equity Loan Trust				
	6.310% due	12/20/2012	117	117
	7.210% due	07/25/2026 (d)	795	783
IMPAC Secured Assets CMN Owner				
	7.770% due	07/25/2025	2,000	1,919
Indymac Home Equity Loan				
	6.149% due	10/25/2029 (d)	$17,490	$17,468
Indymac Manufactured Housing				
	6.170% due	12/25/2011	6,000	5,906
Korea National Housing				
	9.313% due	05/23/2001 (l)	94,000	94,940
Long Beach Acceptance Auto				
	6.940% due	09/19/2007	4,750	4,727
Lyondell Petroleum				
	9.383% due	06/17/2003	962	961
	9.613% due	12/31/2003 (d)	79,088	79,717
MBNA Master Credit Card Trust				
	6.050% due	11/15/2002	245	245
Mellon Bank Home Equity				
	5.900% due	10/25/2010	17,301	17,141
Merit Securities Corp.				
	6.160% due	07/28/2033	8,909	8,830
	7.880% due	12/28/2033	34,400	34,529
Metlife Capital Equipment Loan Trust				
	6.850% due	05/20/2008 (d)	320	317
Metris Master Trust				
	6.721% due	04/20/2006 (d)	20,000	20,118
Metropolitan Asset Funding, Inc.				
	6.585% due	04/25/2029 (d)	14,188	14,095
MMCA Automobile Trust				
	6.300% due	06/15/2002	616	616
Money Store Home Equity Trust				
	7.380% due	03/15/2017	29	29
	7.550% due	02/15/2020	500	500
	6.345% due	11/15/2021 (d)	1,157	1,148
	6.015% due	05/15/2025 (d)	3,948	3,951
	6.490% due	10/15/2026	17,000	16,915
MPC Natural Gas Funding Trust				
	6.200% due	03/15/2013	9,546	9,155
Myra Ums Tranche				
	5.733% due	12/23/2006	1,561	1,430
Myra-United Mexican States				
	5.813% due	10/20/2006 (d)	444	417
	7.000% due	12/23/2006 (d)	2,984	2,805
	7.163% due	12/23/2006 (d)	7,976	7,252
	7.063% due	12/23/2006 (d)	951	858
	7.000% due	12/23/2006 (d)	2,251	2,061
	6.188% due	12/23/2006 (d)	31	29
	5.813% due	12/23/2006 (d)	4,193	3,783
	7.000% due	12/23/2006 (d)	876	771
National Medical Care				
	7.188% due	09/30/2003	24,597	24,305
	7.250% due	09/30/2003 (d)	28,486	28,148
NationsBanc Montgomery Funding Corp.				
	6.750% due	06/25/2028	10,000	9,298
	6.750% due	08/25/2028	20,009	17,579

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
Nationsbank Credit Card Master Trust				
	6.450% due	04/15/2003	225	225
New Holland Equipment Receivables				
	6.390% due	10/15/2002	525	523
Newcourt Receivable Asset Trust				
	6.240% due	12/20/2004	3	3
Nissan Auto Receivables				
	6.390% due	10/15/2002	73	73

			Principal Amount (000s)	Value (000s)
Nomura CBO Ltd.				
	6.670% due	05/15/2009	1,900	1,927
Norwest Asset Securities Corp.				
	6.500% due	04/25/2013	20,642	19,526
	6.500% due	06/25/2013	10,696	10,113
	7.500% due	03/25/2027	40,787	39,519
	6.750% due	05/25/2028	27,707	25,273
	6.750% due	07/25/2028	12,657	11,465
	6.200% due	09/25/2028	19,077	18,905
NPF XI, Inc.				
	6.815% due	07/01/2001	8,960	8,959
NPF XII, Inc.				
	7.050% due	06/01/2003	31,000	30,666
Olympic Automobile Receivable Trust				
	6.050% due	08/15/2002	10,368	10,364
Option One Mortgage Loan Trust				
	5.880% due	05/25/2029	$238	$237
PP&L Transition Bond Co.				
	6.830% due	03/25/2007	28,800	28,354
Premier Auto Trust				
	5.770% due	01/06/2002	9,780	9,765
	5.820% due	02/08/2002	870	868
Primedia, Inc.				
	8.740% due	07/31/2004 (d)	20,000	19,860
Republic of Korea				
	8.063% due	04/08/2001 (d)	5,204	5,224
Residential Asset Securities Corp.				
	5.979% due	04/25/2014 (d)	439	439
	6.960% due	07/25/2014	43,712	43,547
	6.240% due	02/25/2017	5,941	5,888
	6.600% due	01/25/2020	5,200	5,140
	7.075% due	09/25/2020	190	189
	7.998% due	10/25/2024 (d)	6,329	6,284
	6.781% due	10/25/2027 (d)	2,963	2,954
	6.750% due	03/25/2028	40,000	36,659
RJR Nabisco				
	7.500% due	12/31/2001 (d)	24,948	24,948
Salomon Brothers Mortgage Securities				
	6.179% due	06/25/2029 (d)	47,846	47,809
	6.305% due	11/15/2029 (d)	21,011	21,024
	7.043% due	11/15/2029 (d)	5,800	5,799
Saxon Asset Securities Trust				
	6.355% due	05/25/2029 (d)	11,362	11,336
Sears Credit Account Master Trust				
	6.050% due	01/16/2008	500	485
	7.000% due	07/15/2008	500	498
Stone Container Corp.				
	9.500% due	10/01/2003	2,716	2,716
	9.688% due	10/01/2003 (d)	2,716	2,716
Texas Cable Partners				
	7.680% due	06/24/2007	5,000	4,975
Total Renal Care				
	10.250% due	03/31/2008	47,040	40,572
Toyota Auto Lease Trust				
	6.450% due	04/26/2004	300	298
UCFC Home Equity Loan				
	6.475% due	06/15/2012	36	36
	8.200% due	09/15/2027	70	71
	6.870% due	07/15/2029	70	65
UCFC Manufactured Housing				
	5.945% due	01/15/2010 (d)	8,324	8,331
UniCapital Corp.				
	6.540% due	07/23/2002	39,800	39,682
United Air Lines Equipment Trust				
	9.200% due	03/22/2008	3,950	4,142
	10.360% due	11/13/2012	7,000	7,859
	10.020% due	03/22/2014	6,925	7,588
	10.850% due	07/05/2014	34,111	39,726
	10.850% due	02/19/2015	1,500	1,736

Schedule of Investments
Total Return Fund
March 31, 2000

				Principal Amount (000s)	Value (000s)
	10.125% due	03/22/2015		14,300	16,464
	9.060% due	06/17/2015		5,000	5,367
	9.210% due	01/21/2017		2,000	2,078
USAA Auto Loan Grantor Trust					
	6.150% due	05/15/2004		2,013	2,004
	5.800% due	01/15/2005		3,862	3,825
WFS Financial Owner Trust					
	6.100% due	03/20/2002		43	43
	6.411% due	07/20/2002		43,500	43,440
	6.920% due	01/20/2004		27,125	27,039
WMC Mortgage Loan					
	6.335% due	10/15/2029		94,586	94,645
Ziff-Davis, Inc.					
	9.125% due	03/31/2006		2,850	2,846
Total Asset-Backed Securities					2,507,373
(Cost $2,536,355)					
SOVEREIGN ISSUES 2.8%					
African Development Bank					
	9.300% due	07/01/2000		$200	$201
Central Bank Philippines					
	6.500% due	06/01/2008	(d)	368	353
Government of Brazil					
	7.000% due	01/01/2001	(d)	29,372	29,264
	6.938% due	04/15/2006	(d)	43,287	39,283
Hellenic Republic					
	6.684% due	06/06/2001	(d)	20,000	20,327
Hydro Quebec					
	7.375% due	02/01/2003		150	150
Kingdom of Jordan					
	5.500% due	12/23/2023		18,000	12,303
Kingdom of Sweden					
	10.250% due	11/01/2015		500	589
Nacional Financiera					
	9.750% due	03/12/2002		10,000	10,285
	7.975% due	05/08/2003	(d)	7,750	7,694
New Brunswick					
	7.125% due	10/01/2002		1,700	1,696
Nova Scotia Province					
	6.099% due	05/14/2001	(d)	5,000	4,991
Providence of Newfoundland					
	9.000% due	06/01/2019		500	572
Province of Nova Scotia					
	9.375% due	07/15/2002		1,000	1,043
Province of Ontario					
	6.125% due	06/28/2000		800	801
	7.750% due	06/04/2002		200	202
	7.625% due	06/22/2004		1,000	1,016
	7.000% due	08/04/2005		1,000	990
	6.000% due	02/21/2006		1,800	1,691
	5.500% due	10/01/2008		12,000	10,656
Province of Quebec					
	7.500% due	07/15/2002		6,000	6,031
	8.800% due	04/15/2003		100	104
	6.270% due	06/11/2004	(d)	15,500	15,464
Republic of Argentina					
	11.786% due	04/10/2005	(d)	162,145	152,011
Republic of Bulgaria					
	7.063% due	07/28/2011	(d)	2,500	1,981
	2.750% due	07/28/2012	(d)	20,000	14,421
	7.063% due	07/28/2024	(d)	32,000	25,722
Republic of Chile					
	6.875% due	04/28/2009		25,000	23,255
Republic of Colombia					
	9.750% due	04/23/2009		16,150	15,100
	8.700% due	02/15/2016		115	87
Republic of Croatia					
	7.000% due	02/27/2002		5,650	5,483
Republic of Korea					
	7.594% due	04/08/2000	(d)	7,132	7,159

Schedule of Investments
Total Return Fund
March 31, 2000

					Principal Amount (000s)	Value (000s)
	8.281%	due	04/08/2000	(d)	9,899	9,936
	8.594%	due	04/08/2000	(d)	26,120	26,218
Republic of Panama						
	7.875%	due	02/13/2002		500	490
	7.001%	due	05/14/2002	(d)	930	908
	4.250%	due	07/17/2014		6,250	5,051
Republic of Peru						
	3.750%	due	03/07/2017		2,000	1,226
	4.500%	due	03/07/2017	(d)	5,750	3,853
Republic of Philippines						
	6.938%	due	01/05/2005	(d)	8,830	8,796
	6.500%	due	12/01/2017		7,000	6,416
	9.875%	due	01/15/2019		5,800	5,249
	9.500%	due	10/21/2024		55,702	53,613
Republic of Poland						
	3.500%	due	10/27/2024	(d)	77,040	47,765
	4.000%	due	10/27/2024		3,000	2,003
Republica Orient Uruguay						
	7.250%	due	05/04/2009		2,500	2,369
State of Israel						
	6.200%	due	06/14/2003		25	24
United Mexican States						
	6.930%	due	04/07/2000	(d)	$81,590	$81,657
	7.439%	due	06/27/2002	(d)	94,250	92,916
	6.263%	due	04/07/2004	(d)	17,681	17,672
	9.780%	due	04/07/2004	(d)	45,236	47,298
	7.500%	due	03/08/2010		15,000	14,555
	6.250%	due	12/31/2019		38,110	32,526
Total Sovereign Issues (Cost $862,873)						871,466
FOREIGN CURRENCY-DENOMINATED ISSUES (e)(f) 1.9%						
AXA						
	2.500%	due	01/01/2014		EC 2,4	2,346
City of Montreal						
	11.500%	due	09/20/2000		C$ 7,0	4,948
Commonwealth of New Zealand						
	10.000%	due	03/15/2002	(j)	N$ 102,500	53,587
	5.500%	due	04/15/2003		80,000	38,067
	4.500%	due	02/15/2016		73,000	35,553
Export-Import Bank Korea						
	3.840%	due	10/06/2000	(d)	DM 5	2,427
France Telecom						
	2.000%	due	01/01/2004		9,761	3,197
Halifax Group Euro Finance						
	7.627%	due	12/29/2049	(d)	EC	8,240
International Bank for Reconstruction & Development						
	7.250%	due	05/27/2003	(j)	N$ 3	15,846
Korea Development Bank						
	3.610%	due	05/14/2001	(d)	DM 70,000	33,751
	2.560%	due	06/26/2001		JY4,000,00	39,536
Newcourt Credit Group						
	7.625%	due	06/28/2001		C$ 9,	6,589
Republic of Argentina						
	5.500%	due	03/27/2001		JY4,290,00	41,416
Republic of Brazil						
	8.250%	due	11/26/2001		EC 2,	1,957
Republic of Philippines						
	8.000%	due	09/17/2004		10,290	9,950
Reynolds, R.J.						
	6.875%	due	11/22/2000	DM	9,500	4,658
Tecnost International NV						
	5.616%	due	06/23/2004	(d)	EC 102,284	100,402
United Mexican States						
	6.000%	due	03/28/2002		JY 100,00	1,040
	3.100%	due	04/24/2002		2,542,000	24,982
	8.750%	due	05/30/2002		BP 23,0	36,995
	10.375%	due	01/29/2003		DM	107
	7.000%	due	06/02/2003		C$ 30,	20,031

			Principal Amount (000s)	Value (000s)
6.750% due	06/06/2006	JY2,000,00		23,371
6.630% due	12/31/2019	FF 60,0		9,520
1.103% due	12/31/2019 (d)	JY1,662,50		15,866
3.850% due	12/31/2019	9,145,000		76,943

Total Foreign Currency-Denominated Issues 611,325
(Cost $601,914)

PURCHASED CALL OPTIONS 0.1%
Eurodollar vs. U.S. Dollar (OTC)

Strike @ 0.870 Exp. 06/27/2000	$200,000	22,118

Total Purchased Call Options 22,118
(Cost $21,172)

CONVERTIBLE BONDS & NOTES 0.4%
Banking & Finance 0.2%
ACOM Co. Ltd.

0.000% due	03/31/2002	150,000	1,729
Bell Atlantic Financial Services				
5.750% due	04/01/2003	7,000	7,000
Deutsche Bank Financial				
0.000% due	02/12/2017	4,850	2,287
Fuji International Finance Trust				
0.250% due	02/01/2002	540,000	4,338
Hellenic Finance				
2.000% due	07/15/2003	2,000	1,919
Morgan Stanley, Dean Witter, Discover and Co.				
0.000% due	03/02/2006	$5,860	$4,952
Northern Rock plc				
2.000% due	01/02/2000	1,060	23,108
Swiss Life Financial Ltd.				
2.000% due	05/20/2003	1,500	1,452

46,785

Consumer Discretionary 0.0%
Costco Wholesale Corp.

0.000% due	08/19/2017	2,000	2,390

Energy 0.0%
Devon Energy Corp.

4.900% due	08/15/2008	2,000	2,013
Diamond Offshore Drill			
3.750% due	02/15/2007	2,250	2,585

4,598

Health Care 0.0%
Athena Neurosciences, Inc.

4.750% due	11/15/2004	2,000	2,765
Wellpoint Health Network			
0.000% due	07/02/2019	1,500	1,014

3,779

Industrial 0.1%
Centocor, Inc.

4.750% due	02/15/2005	1,900	2,114
Hercules Trust VI			
8.625% due	12/29/2000 (d)	9,950	9,947
Roche Holdings, Inc.			
0.000% due	01/19/2015	1,000	846
Solectron Corp.			
0.000% due	01/27/2019	785	527
Toyoda Automatic Loom			
0.350% due	09/30/2003	200,000	2,234
Young & Rubicam, Inc.			
3.000% due	01/15/2005	1,090	1,014

16,682

Technology 0.1%
Aether Systems, Inc.

6.000% due	03/22/2005	400	384
Affiliated Computer Services			
4.000% due	03/15/2005	1,000	1,021
American Tower Corp.			
5.000% due	02/15/2010	2,000	2,291

			Principal Amount (000s)	Value (000s)
ASM Lithography Holding				
	2.500% due	04/09/2005	1,500	1,302
Clear Channel Communications				
	1.500% due	12/01/2002	1,800	1,683
	2.625% due	04/01/2003	1,200	1,479
Commscope, Inc.				
	4.000% due	12/15/2006	1,000	1,200
Conexant Systems, Inc.				
	4.250% due	05/01/2006	500	1,596
Cymer, Inc.				
	3.500% due	08/06/2004	2,000	2,340
EMC Corp.				
	6.000% due	05/15/2004	2,600	3,998
Hewlett-Packard Co.				
	0.000% due	10/14/2017	2,000	1,545
Intel Corp.				
	4.000% due	09/01/2004	450	1,954
Internet Capital Group, Inc.				
	5.500% due	12/21/2004	1,000	888
Interpublic Group Co., Inc.				
	1.870% due	06/01/2006	1,500	1,521
Juniper Networks, Inc.				
	4.750% due	03/15/2007	1,000	998
Stmicroelectron				
	0.000% due	09/22/2009	1,250	2,125
U.S. Cellular Corp.				
	0.000% due	06/15/2015	3,500	2,393
Veritas Software Corp.				
	1.856% due	08/13/2006	750	2,878
Xerox Corp.				
	0.570% due	04/21/2018	2,500	1,350
				32,946
Utilities 0.0%				
Alliant Energy Resources				
	7.250% due	01/02/2000	$22	$1,755
Liberty Media Group				
	4.000% due	11/15/2029	1,000	1,564

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
Telefonos De Mexico S.A.				
	4.250% due	06/15/2004	1,400	2,182
				5,501
Total Convertible Bonds & Notes (Cost $104,700)				112,681
PREFERRED STOCK 0.2%				
			Shares	
Banco Bilbao Vizcaya International				
	2.438% due	01/02/2000	266,217	6,755
Barclays Bank				
	2.875% due	01/02/2000	215,500	5,576
Centaur Funding Corp.				
	90.800% due	01/02/2000	125	131
CSC Holdings, Inc.				
	11.931% due	01/02/2000	24,904	2,677
Fortis Amev NV				
	6.430% due	01/02/2000 (d)	171	21,067
Fresenius Medical Care				
	7.875% due	02/02/2008	4,000	3,565
Home Ownership Funding				
	133.310% due	01/02/2000	1,125	898
SI Financing Trust				
	2.375% due	01/02/2000	396,194	10,053
TCI Communications, Inc.				
	2.500% due	01/02/2000	49,000	1,250
	2.430% due	01/02/2000	622,553	16,070
Total Preferred Stock (Cost $70,647)				68,042
CONVERTIBLE PREFERRED STOCK 0.1%				
Banking & Finance 0.0%				
Tokai Bank Cvt. Pfd.				
	2.750% due	10/01/2004	72,000	500
Energy 0.1%				
AES Trust III				
	3.375% due	01/02/2000	40,000	2,700
Apache Corp. Cvt. Pfd.				
	2.015% due	01/02/2000	60,000	2,700
Coastal Corp. Cvt. Pfd.				
	1.656% due	01/02/2000	85,000	2,407
Kerr-McGee Corp. Cvt. Pfd.				
	1.825% due	01/02/2000	87,000	3,915
				11,722
Industrial 0.0%				
Decs Trust VI Cvt. Pfd.				
	2.465% due	01/02/2000	45,000	3,825
Qwest Trends Trust Cvt. Pfd.				
	2.401% due	01/02/2000	14,000	1,099
Tribune Co. Cvt. Pfd.				
	3.140% due	05/15/2029	4,500	637
				5,561
Technology 0.0%				
Verio, Inc. Cvt. Pfd.				
	3.375% due	01/02/2000	20,000	1,125
Utilities 0.0%				
Cox Communications, Inc. Cvt. Pfd.				
	3.500% due	01/02/2000	33,300	2,115
Reliant Energy, Inc. Cvt. Pfd.				
	3.216% due	01/02/2000	20,000	3,180
Utilicorp United Cvt. Pfd.				
	2.438% due	01/02/2000	100,000	2,225
				7,520
Total Convertible Preferred Stock (Cost $20,948)				26,428

PREFERRED SECURITY 1.1%

Schedule of Investments
Total Return Fund
March 31, 2000

		Shares		Principal Amount (000s)	Value (000s)
DG Funding Trust					
	618.125%	due	12/29/2049	35,090	$352,266
Total Preferred Security (Cost $350,900)					352,266

SHORT-TERM INSTRUMENTS 3.1%

				Principal Amount (000s)	
Certificates of Deposit 0.6%					
Commerzbank AG					
	6.200%	due	05/10/2000	$85,500	85,500
Dominion Residential, Inc.					
	6.195%	due	01/26/2001	120,800	120,026
					205,526
Commercial Paper 0.7%					
Abbott Laboratories					
	6.020%	due	05/02/2000	1,500	1,493
Aristar, Inc.					
	6.050%	due	05/30/2000	2,000	1,980
Bank One Corp.					
	5.920%	due	05/15/2000	1,500	1,490
	6.060%	due	05/22/2000	5,000	4,959
Bellsouth Telecom					
	5.840%	due	04/03/2000	1,100	1,100
	5.820%	due	04/05/2000	300	300
British Telecom					
	5.840%	due	04/26/2000	2,900	2,889
Coca-Cola Co.					
	5.790%	due	04/04/2000	1,500	1,500
	6.020%	due	06/06/2000	15,000	14,831
	6.010%	due	06/07/2000	1,800	1,779
Conoco, Inc.					
	5.860%	due	04/05/2000	1,600	1,599
	5.970%	due	04/07/2000	500	500
Cox Communication					
	6.050%	due	04/10/2000	800	799
DaimlerChrysler AG					
	5.820%	due	04/19/2000	400	399
	6.100%	due	06/29/2000	7,000	6,894
Deutsche Bank Financial					
	5.930%	due	05/30/2000	1,800	1,782
Dominion Residential, Inc.					
	6.170%	due	05/17/2000	18,700	18,559
E.I. Du Pont de Nemours					
	5.860%	due	05/18/2000	400	397
	6.030%	due	06/08/2000	700	692
Emerson Electric					
	5.800%	due	04/05/2000	300	300
	5.840%	due	04/05/2000	600	600
Federal Home Loan Mortgage Corp.					
	5.880%	due	04/18/2000	280	279
	5.970%	due	05/02/2000	6,500	6,469
	5.970%	due	05/23/2000	16,000	15,867
Finova Capital Corp.					
	6.110%	due	05/10/2000	28,000	27,824
	6.020%	due	06/06/2000	12,000	11,865
General Electric Capital Corp.					
	6.060%	due	05/04/2000	200	199
	5.910%	due	05/18/2000	1,000	993
	6.060%	due	06/07/2000	17,000	16,805
General Motors Acceptance Corp.					
	6.100%	due	04/05/2000	600	600
	6.040%	due	05/03/2000	700	696
	5.920%	due	05/22/2000	1,700	1,686
Heinz Corp.					
	6.030%	due	05/02/2000	100	100
Honeywell, Inc.					

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
	5.820% due	04/12/2000	900	899
	6.000% due	04/26/2000	$400	$398
KFW International Finance				
	5.870% due	05/09/2000	500	497
	5.910% due	06/05/2000	5,500	5,439
Monsanto Co.				
	5.930% due	05/31/2000	2,000	1,979
	6.060% due	06/01/2000	2,200	2,177
	6.000% due	06/07/2000	200	198
Motorola, Inc.				
	5.900% due	05/26/2000	3,000	2,974
	6.090% due	06/30/2000	200	197
Nike, Inc.				
	5.830% due	04/04/2000	3,000	3,000
	5.830% due	04/17/2000	1,200	1,197
Procter & Gamble Co.				
	6.080% due	06/02/2000	3,000	2,968
Reseau Ferre De France				
	5.900% due	05/30/2000	2,000	1,980
	6.050% due	06/05/2000	3,000	2,967
Sumitomo Bank				
	6.050% due	04/13/2000	2,000	1,997
	6.090% due	04/13/2000	100	100
	6.080% due	04/26/2000	1,600	1,594
	6.110% due	04/26/2000	1,700	1,693
Texas Utilities Co.				
	6.100% due	04/17/2000	5,100	5,088
Textron, Inc.				
	5.940% due	05/17/2000	1,500	1,489
	5.900% due	05/17/2000	1,200	1,191
TRW, Inc.				
	6.060% due	04/17/2000	10,000	9,976
UBS Finance				
	5.820% due	04/06/2000	4,000	3,998
United Parcel Service				
	5.890% due	06/01/2000	2,700	2,672
Washington Post				
	6.020% due	06/02/2000	14,600	14,445
Xerox Credit Corp.				
	6.050% due	05/16/2000	100	99
	6.090% due	06/06/2000	6,500	6,427
	6.110% due	06/12/2000	200	198

Schedule of Investments
Total Return Fund
March 31, 2000

			Principal Amount (000s)	Value (000s)
Yorkshire Building Society				
	5.850% due	04/07/2000	1,000	999
	5.990% due	06/13/2000	300	296
				227,357
Repurchase Agreement 1.7%				
State Street Bank				
	5.600% due	04/03/2000	170,786	170,786
(Dated 03/31/2000. Collateralized by Federal National Mortgage Association 7.050% due 12/01/2004 valued at $21,174, Federal National Mortgage Association 7.125% due 01/15/2030 valued at $51,004, Federal Home Loan Mortgage Corporation 5.150% due 02/02/2001 valued at $102,006, and Federal National Mortgage Association 0.000% due 08/01/2000 valued at $34. Repurchase proceeds are $170,865.)				
Daiwa Securities				
	6.180% due	04/03/2000	350,000	350,000
(Dated 03/31/2000. Collateralized by U.S. Treasury Inflation Protected Securities 3.625% due 07/15/2002 valued at $292,287. and U.S. Treasury Bill due 11/09/2000 valued at $48,185. and U.S. Treasury Note 8.375% due 08/15/2008 valued at $16,836. Repurchase proceeds are $350,180.)				
				520,786
U.S. Treasury Bills (b)(g) 0.1%				
	5.528% due	04/27/2000	36,775	36,639
Total Short-Term Instruments (Cost $991,120)				990,308
Total Investments (a) 131.6% (Cost $41,850,196)				###########
Written Options (c) (0.2%) (Premiums $31,722)				(45,441)
Other Assets and Liabilities				##########
Net Assets 100.0%				###########

Notes to Schedule of Investments (amounts in thousands):

(a) At March 31, 2000, the net unrealized appreciation
(depreciation) of investments based on cost for federal
income tax purposes of $41,849,408 was as follows:

Aggregate gross unrealized appreciation for all
investments in which there was an excess of value over
tax cost. $315,646

Aggregate gross unrealized depreciation for all
investments in which there was an excess of tax cost
over value.   (670,842)

Unrealized depreciation-net   ($355,196)

(b) Securities with an aggregate market value of $133,050
have been segregated with the custodian to cover margin
requirements for the following open futures contracts at
March 31, 2000:

Type	# of Contracts	Unrealized Appreciation/ (Depreciation)
Eurodollar December Futures (03/2001)	10,536	($4,394)
Municipal Bond CBT (06/2000)	1,835	3,003
EuroBond 10 Year Note (06/2000)	16,400	(36,867)
Government of Japan 10 Year Note (06/2000)	358	(3,144)
U.S. Treasury 5 Year Note (06/2000)	516	(321)
U.S. Treasury 10 Year Note (06/2000)	35,208	78,682
U.S. Treasury 30 Year Bond (06/2000)	4,445	5,158
Euribor Futures (09/2000)	58	(11)
United Kingdom 90 Day LIBOR Futures (06/2000)	179	117
United Kingdom 90 Day LIBOR Futures (09/2000)	3,892	2,842
		$45,065

(c) Premiums received on written options:

Type	# of Contracts	Premium	Value
Call - CME Eurodollar December Futures Strike @ 92.75 Exp. 12/18/2000	1,500	$1,061	$1,181
Call - CBOT U.S. Treasury Bond June Futures Strike @ 98.00 Exp. 05/20/2000	4,658	2,555	4,876
Put - CBOT U.S. Treasury Note June Futures Strike @ 96.00 Exp. 05/20/2000	11,264	3,119	704
Put - OTC Eurodollar vs. U.S. Dollar Strike @ 0.93 Exp. 04/19/2000	EC 800,000,000	1456	1376
Put - OTC Eurodollar vs. U.S. Dollar Strike @ 0.93 Exp. 04/19/2000	EC 318,030, 00	734	547
Put - CBOT U.S. Treasury Note June Futures Strike @ 95.00 Exp. 05/20/2000	2,134	866	334
Call - CBOT U.S. Treasury Note June Futures Strike @ 98.00 Exp. 05/20/2000	2,136	1243	2,537
Put - CME Eurodollar December Futures Strike @ 93.00 Exp. 12/18/2000	5,644	5,314	4,868
Call - CBOT U.S. Treasury Bond June Futures Strike @ 100.00 Exp. 05/20/2000	3,355	1,030	1,625

Put - CME Eurodollar December Futures

```
    Strike @ 93.50 Exp. 12/18/2000          13,870      14,344      27,393
                                                        $31,722     $45,441
```

(d) Variable rate security. The rate listed is as of March 31, 2000.

(e) Foreign forward currency contracts outstanding at March 31, 2000:

Type	Currency	Principal Amount Covered by Contract	Settlement Month	Unrealized Appreciation/ (Depreciation)
Sell	BP	26,011	04/2000	($463)
Sell	C$	9,841	05/2000	(21)
Sell		33,873	06/2000	(141)
Sell	EC	285,703	04/2000	3,953
Buy		87,996	04/2000	(1,455)
Buy	HF	2,000,000	09/2000	(143)
Sell	JY	3,029,980	04/2000	(1,168)
Buy		3,029,980	04/2000	772
Sell		4,519,202	04/2001	(5,239)
Sell		20,174,266	05/2000	(4,998)
Sell	N$	50,843	04/2000	(729)
Sell		128,045	05/2000	(998)
Buy	PZ	7,000	04/2000	50
Sell		7,000	04/2000	(16)
Buy		45,000	01/2001	(72)
Buy		40,000	02/2001	230
Buy		17,000	03/2001	39
				($10,399)

(f) Principal amount denoted in indicated currency:

```
                AS          - Austrian Schilling
                A$          - Australian Dollars
                BP          - British Pound
                C$          - Canadian Dollar
                DM          - German Mark
                EC          - Euro
                FF          - French Franc
                HF          - Hungarian Forint
                JY          - Japanese Yen
                MP          - Mexican Peso
                N$          - New Zealand Dollar
                PZ          -Polish Zloty
```

(g) Securities are grouped by coupon or range of coupons and represent a range of maturities.

(h) Principal amount of the security is adjusted for inflation.

(i) Swap agreements outstanding at March 31, 2000:

Type	Notional Amount	Unrealized Appreciation/ (Depreciation)
Receive floating rate based on 3 month LIBOR and pay fixed rate equal to 7.481%.		
Broker: Morgan Stanley Exp. 02/11/2010	$230,600	($2,995)
Receive floating rate based on 6 month JY-LIBOR and pay fixed rate equal to 2.340%.		
Broker: Deutsche Bank AG New York Exp. 10/08/2007	JY24,500,000	(8,546)
Receive floating rate based on 6 month JY-LIBOR and		

pay fixed rate equal to 2.295%.

Broker: Deutsche Bank AG New York Exp. 04/14/2008	JY11,635,000	(3,342)

Receive floating rate based on 6 month JY-LIBOR and
pay fixed rate equal to 2.305%.

Broker: Deutsche Bank AG New York Exp. 04/15/2008	JY 7,563,000	(2,235)

Receive floating rate based on 6 month JY-LIBOR and
pay fixed rate equal to 1.495%.

Broker: Deutsche Bank AG New York Exp. 09/16/2008	JY 7,000,000	2,467

Receive floating rate based on 3 month LIBOR and
pay fixed rate equal to 7.466%.

Broker: Morgan Stanley Exp. 02/11/2005	$277,400	(2,357)

Receive floating rate based on 3 month LIBOR and
pay fixed rate equal to 7.413%.

Broker: Goldman Sachs Exp. 02/17/2005	277,000	(1,789)

Receive floating rate based on 3 month LIBOR and
pay fixed rate equal to 7.408%.

Broker: Goldman Sachs Exp. 02/25/2005	167,400	(1,024)

Receive floating rate based on 3 month LIBOR and
pay fixed rate equal to 7.309%.

Broker: Goldman Sachs Exp. 03/24/2010	300,000	(378)

Receive floating rate based on 3 month LIBOR and
pay fixed rate equal to 7.413%.

Broker: Goldman Sachs Exp. 02/17/2005	160,000	(1,046)

Receive floating rate based on 3 month LIBOR and
pay fixed rate equal to 7.374%.

Broker: Lehman Brothers, Inc. Exp. 03/29/2010	100,000	(572)

Receive floating rate based on 3 month LIBOR and
pay fixed rate equal to 7.369%.

Broker: Goldman Sachs Exp. 03/29/2010	$100,000	($539)

Receive floating rate based on 3 month LIBOR and
pay fixed rate equal to 7.366%.

Broker: Lehman Brothers, Inc. Exp. 03/30/2010	100,000	(517)

Receive floating rate based on 3 month LIBOR and
pay fixed rate equal to 7.426%.

```
Broker: Lehman Brothers, Inc.
Exp. 03/31/2010                                          100,000        (959)

Receive floating rate based on 6 months LIBOR and
pay floating rate based on 6 months LIBOR plus 5.950%.
In the event of default of Republic of Argentina
Floating Rate Notes and/or Spread-Adjusted Notes,
the Fund can put the bond to the counterparty at par.

Broker: Deutsche Bank AG New York
Exp. 03/17/2001                                           22,800      (1,169)

Receive floating rate based on 6 months LIBOR and pay
floating rate based on 6 months LIBOR plus 5.700%.
In the event of default of Republic of Argentina Floating
Rate Notes and/or Spread-Adjusted Notes, the Fund can
put the bond to the counterparty at par.

Broker: Deutsche Bank AG New York
Exp. 03/28/2001                                            1,300         (60)

Receive floating rate based on 6 months LIBOR and pay
floating rate based on 6 months LIBOR plus 6.150%.
In the event of default of Republic of Argentina Floating
Rate Notes and/or Spread-Adjusted Notes, the Fund can
put the bond to the counterparty at par.

Broker: Deutsche Bank AG New York
Exp. 03/22/2001                                           31,200      (1,663)

Receive floating rate based on 6 months LIBOR and pay
floating rate based on 6 months LIBOR plus 5.050%.
In the event of default of Republic of Argentina Floating
Rate Notes and/or Spread-Adjusted Notes, the Fund can
put the bond to the counterparty at par.

Broker: Deutsche Bank AG New York
Exp. 05/03/2001                                           35,000      (1,171)

Receive fixed rate equal to 0.34% and the Fund will pay
to the counterparty at par in the event of default of
Time Warner, Inc. 7.750% due 06/15/2005.

Broker: J.P. Morgan
Exp. 07/31/2000                                           30,000            1

Receive fixed rate equal to 0.65% and the Fund will pay
to the counterparty at par in the event of default of
Niagara Mohawk Corp. 7.750% due 10/01/2008.

Broker: Lehman Brothers
Exp. 12/31/2004                                           50,000            3


Receive fixed rate equal to 0.15% and the Fund will pay
to the counterparty at par in the event of default of
IBM Corp. 5.375% due 02/01/2009.

Broker: Goldman Sachs
Exp. 02/26/2002                                           30,000            0

Receive fixed rate equal to 0.40% and the Fund will pay
to the counterparty at par in the event of default of
Time Warner, Inc. 7.400% due 02/01/2004.

Broker: Goldman Sachs
Exp. 11/10/2002                                          $20,000           $1
```

Receive fixed rate equal to 0.51% and the Fund will pay
to the counterparty at par in the event of default of
Time Warner, Inc. 7.750% due 06/15/2005.

Broker: Lehman Brothers
Exp. 01/25/2005   10,000   1

Receive fixed rate equal to 0.60% and the Fund will pay
to the counterparty at par in the event of default of
Niagara Mohawk Corp. 7.625% due 10/01/2005.

Broker: Merrill Lynch
Exp. 06/01/2000   20,000   1

Receive fixed rate equal to 0.65% and the Fund will pay
to the counterparty at par in the event of default of
Philip Morris Co. 7.200% due 02/01/2007.

Broker: Goldman Sachs
Exp. 12/22/2000   17,000   1

Receive fixed rate equal to 0.25% and the Fund will pay
to the counterparty at par in the event of default of
Pacific Gas & Electric 6.550% due 12/08/2005.

Broker: J.P. Morgan
Exp. 05/23/2003   22,000   1

Receive fixed rate equal to 0.14% and the Fund will pay
to the counterparty at par in the event of default of
General Motors Acceptance Corp. 6.253% due 07/20/2000.

Broker: Warburg Dillon Read LLC
Exp. 06/30/2000   21,000   0

Receive fixed rate equal to 5.600% and the Fund will pay
to the counterparty at par in the event of default of the
Republic of Venezuela 9.250% due 09/15/2027.

Broker: Deutsche Bank AG New York
Exp. 04/04/2001   25,000   0
                                                                    ($27,886)

Type	Fixed Spread (%)	Notional Amount	Unrealized Appreciation/ Depreciation
Receive the 30-year Swap Spread and pay a fixed spread. The 30-year Swap Spread is the difference between the 30-year Swap Rate and the 30-year Treasury Rate.			
Broker: Goldman Sachs Exp. 02/15/2005	1.085	$189,500	($6,788)
Broker: Goldman Sachs Exp. 02/16/2005	1.112	121,700	1,319
Broker: Goldman Sachs Exp. 08/14/2000	1.15	93,000	191
Broker: Goldman Sachs Exp. 08/14/2000	1.15	95,100	195
Broker: Goldman Sachs Exp. 02/16/2005	1.112	37,700	428
Broker: Goldman Sachs			

Exp. 04/04/2005	1.39	250,000	0

Receive the 10-year Swap Spread and pay a fixed spread.
The 10-year Swap Spread is the difference between the
10-year Swap Rate and the 10-year Treasury Rate.

Broker: Goldman Sachs Exp. 02/15/2005	0.8675	$258,500	$4,230
Broker: Goldman Sachs Exp. 08/14/2000	0.8513	474,300	1,820
Broker: Deutsche Bank AG New York Exp. 08/14/2000	0.9175	220,900	701
Broker: Goldman Sachs Exp. 08/14/2000	0.947	220,900	636
Broker: Goldman Sachs Exp. 09/22/2000	1.0085	74,900	170
Broker: Goldman Sachs Exp. 08/14/2000	0.8513	12,100	46
Broker: Goldman Sachs Exp. 09/22/2000	1.085	21,100	48
			$2,996

(j) Subject to financing transaction.

(k) Security becomes interest bearing at a future date.

(l) Restricted security.

(m) Security is in default.

(n) Reverse repurchase agreements were entered into March 23, 2000 paying
interest at 6.00%. The following securities were segregated with collateral for reverse

Type	Maturity	Value
Federal National Mortgage Assn. 7.0(	10/01/2003	$48,392
Federal National Mortgage Assn. 6.6	08/01/2027	45,640
Government National Mortgage Assn. (	05/20/2028	30,226
Government National Mortgage Assn. (	06/20/2027	25,631
Government National Mortgage Assn. (	01/20/2024	28,372
Government National Mortgage Assn. '	10/20/2024	30,361
Government National Mortgage Assn. (	04/20/2027	26,513
Government National Mortgage Assn. (	01/20/2024	29,846
Government National Mortgage Assn. (	09/20/2024	26,613
Government National Mortgage Assn. (	08/20/2023	32,707
Government National Mortgage Assn. '	10/20/2023	73,363
Government National Mortgage Assn. (	04/20/2023	32,460
Government National Mortgage Assn. (	05/20/2023	32,386
Government National Mortgage Assn. (	06/20/2025	25,409
Government National Mortgage Assn. (	07/20/2027	43,949
Government National Mortgage Assn. '	10/20/2023	27,819
		$559,687

repurchase agreements.

Statements of Assets and Liabilities

September 30, 2001 *(Unaudited)*

Amounts in thousands, except per share amounts		Total Return Fund
Assets:		
Investments, at value	$	65,289,982
Cash and foreign currency		255,965
Receivable for investments sold and forward foreign currency contracts		1,766,079
Receivable for Fund shares sold		277,365
Variation margin receivable		578
Interest and dividends receivable		466,336
Other assets		180,684
		68,236,989
Liabilities:		
Payable for investments purchased and forward foreign currency contracts	$	18,657,782
Payable for financing transactions		892,867
Written options outstanding		35,836
Payable for Fund shares redeemed		172,581
Dividends payable		30,679
Accrued investment advisory fee		8,809
Accrued administration fee		7,438
Accrued distribution fee		2,841
Accrued servicing fee		1,299
Variation margin payable		317
Other liabilities		24,970
		19,835,419
Net Assets	$	48,401,570
Net Assets Consist of:		
Paid in capital	$	46,287,651
Undistributed (overdistributed) net investment income		159,058
Accumulated undistributed net realized gain (loss)		622,072
Net unrealized appreciation (depreciation)		1,332,789
	$	48,401,570
Net Assets:		
Administrative Class	$	7,092,788
Other Classes		41,308,782
Shares Issued and Outstanding:		
Administrative Class		652,326
Net Asset Value and Redemption Price Per Share (Net Assets Per Share Outstanding)		
Administrative class	$	10.87
Cost of Investments Owned	$	64,310,780
Cost of Foreign Currency Held	$	236,261

Statements of Operations

For the period ended September 30, 2001 *(Unaudited)*

Amounts in thousands		Total Return Fund
Investment Income:		
Interest	$	1,320,521
Dividends, net of foreign taxes		18,735
Miscellaneous income		0
Total Income		1,339,256
Expenses:		
Investment advisory fees		55,857
Administration fees		46,740
Distribution and/or servicing fees - Administrative Class		7,599
Distribution and/or servicing fees - Other Classes		16,796
Trustees' fees		140
Interest expense		333
Miscellaneous expense		4
Total expenses		127,469
Net Investment Income		1,211,787
Net Realized and Unrealized Gain (Loss):		
Net realized gain on investments		471,955
Net realized gain on futures contracts and written options		265,454
Net realized (loss) on foreign currency transactions		(67,222)
Net change in unrealized appreciation on investments		703,720
Net change in unrealized appreciation on futures contracts and written options		182,887
Net change in unrealized appreciation on translation of assets and liabilities denominated in foreign currencies		7,146
Net Gain		1,563,940
Net Increase in Assets Resulting from Operations	$	2,775,727

Statements of Changes in Net Assets

Amounts in thousands	Total Return Fund	
	Six Months Ended September 30, 2001	Year Ended March 31, 2001
Increase (Decrease) in Net Assets from:	*(Unaudited)*	
Operations:		
Net investment income	$ 1,211,787	$ 2,324,651
Net realized gain	670,187	1,226,362
Net change in unrealized appreciation	893,753	795,370
Net increase resulting from operations	2,775,727	4,346,383
Distributions to Shareholders:		
From net investment income		
Administrative Class	(160,343)	(245,683)
Other Classes	(1,047,111)	(2,021,068)
In excess of net investment income		
Administrative Class	0	(6,720)
Other Classes	0	(55,282)
From net realized capital gains		
Administrative Class	0	0
Other Classes	0	0
In excess of net realized capital gains		
Administrative Class	0	0
Other Classes	0	0
Total Distributions	(1,207,454)	(2,328,753)
Fund Share Transactions:		
Receipts for shares sold		
Administrative Class	2,276,371	2,801,443
Other Classes	7,480,879	13,545,066
Issued as reinvestment of distributions		
Administrative Class	134,521	198,869
Other Classes	841,111	1,652,165
Cost of shares redeemed		
Administrative Class	(900,312)	(1,104,430)
Other Classes	(5,504,666)	(8,141,623)
Net increase resulting from Fund share transactions	4,327,904	8,951,490
Total Increase in Net Assets	5,896,177	10,969,120
Net Assets:		
Beginning of period	42,505,393	31,536,273
End of period *	$ 48,401,570	$ 42,505,393
*Including net undistributed (overdistributed) investment income of:	$ 159,058	$ 154,725

Financial Highlights
Total Return Fund

Selected Per Share Data for the Year or Period Ended:	09/30/2001 *	03/31/2001	03/31/2000	03/31/1999	03/31/1998	03/31/1997
Net Asset Value Beginning of Period	$ 10.52	$ 9.96	$ 10.36	$ 10.62	$ 10.27	$ 10.29
Net Investment Income (Loss)	0.28 (a)	0.64 (a)	0.61 (a)	0.61 (a)	0.61 (a)	0.66 (a)
Net Realized / Unrealized Gain (Loss) on Investments	0.35 (a)	0.56 (a)	(0.41) (a)	0.16 (a)	0.63 (a)	(0.02) (a)
Total Income from Investment Operations	0.63	1.20	0.20	0.77	1.24	0.64
Dividends from Net Investment Income	(0.28)	(0.62)	(0.58)	(0.61)	(0.60)	(0.64)
Dividends in Excess of Net Investment Income	0.00	(0.02)	(0.02)	0.00	(0.02)	(0.02)
Distributions from Net Realized Capital Gains	0.00	0.00	0.00	(0.24)	(0.27)	0.00
Distributions in Excess of Net Realized Capital Gains	0.00	0.00	0.00	(0.18)	0.00	0.00
Tax Basis Return of Capital	0.00	0.00	0.00	0.00	0.00	0.00
Total Distributions	(0.28)	(0.64)	(0.60)	(1.03)	(0.89)	(0.66)
Net Asset Value End of Period	$ 10.87	$ 10.52	$ 9.96	$ 10.36	$ 10.62	$ 10.27
Total Return	6.09%	12.52%	2.07%	7.33%	12.36%	6.34%
Net Assets End of Period (000s)	$ 7,092,788	$ 5,353,222	$ 3,233,785	$ 1,972,984	$ 481,730	$ 151,194
Ratio of Expenses to Average Net Assets	0.68%+	0.74% (b)	0.79% (b)	0.68%	0.68%	0.68%
Ratio of Net Investment Income (Loss) to Average Net Assets	5.22%+	6.31%	6.01%	5.52%	5.74%	6.35%
Portfolio Turnover Rate	256%	450%	223%	154%	206%	173%

* Unaudited
+ Annualized
(a) Per share amounts based on average number of shares outstanding during the period.
(b) Ratio of expenses to average net assets excluding interest expense is 0.68%.

Notes to Financial Statements

September 30, 2001 *(Unaudited)*

1. Organization

PIMCO Funds: Pacific Investment Management Series (the "Trust") was established as a Massachusetts business trust on February 19, 1987. The Trust is registered under the Investment Company Act of 1940 (the "Act"), as amended, as an open-end investment management company. The Trust currently consists of 45 separate investment funds (the "Funds"). The Trust may offer up to six classes of shares: Institutional, Administrative, A, B, C and D. Each share class has identical voting rights (except that shareholders of a class have exclusive voting rights regarding any matter relating solely to that class of shares). Information presented in these financial statements pertains to the Administrative Class of the Total Return Fund. Certain detailed financial information for the Institutional, A, B, C and D Classes (the "Other Classes") is provided separately and is available upon request.

2. Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Trust in the preparation of its financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Security Valuation. Portfolio securities and other financial instruments for which market quotations are readily available are stated at market value. Market value is determined at the close of regular trading (normally, 4:00 p.m. Eastern Time) on the New York Stock Exchange on each day the New York Stock Exchange is open, or if no sales are reported, as is the case for most securities traded over-the-counter, the mean between representative bid and asked quotations obtained from a quotation reporting system or from established market makers. Fixed income securities, including those to be purchased under firm commitment agreements, are normally valued on the basis of quotes obtained from brokers and dealers or pricing services. Short-term investments which mature in 60 days or less are valued at amortized cost, which approximates market value. Certain fixed income securities for which daily market quotations are not readily available may be valued, pursuant to guidelines established by the Board of Trustees, with reference to fixed income securities whose prices are more readily obtainable.

Securities Transactions and Investment Income. Securities transactions are recorded as of the trade date. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Realized gains and losses from securities sold are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, are recorded as soon as the Fund is informed of the ex-dividend date. Interest income, adjusted for the accretion of discounts and amortization of premiums, is recorded on the accrual basis. Effective April 1, 2001, the Funds changed accounting methods relating to the amortization of premiums and discounts by adopting the interest method.

Dividends and Distributions to Shareholders. Dividends from net investment income, if any, of the Fund are declared on each day the Trust is open for business and are distributed to shareholders monthly. Net realized capital gains earned by the Fund, if any, will be distributed no less frequently than once each year.
        Income dividends and capital gain distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are primarily due to differing treatments for such items as wash sales, foreign currency transactions, net operating losses and capital loss carryforwards.
        Distributions reflected as a tax basis return of capital in the accompanying Statements of Changes in Net Assets have been reclassified to paid in capital. In addition, other amounts have been reclassified between undistributed net investment income, accumulated undistributed net realized gains or losses and paid in capital to more appropriately conform financial accounting to tax characterizations of dividends and distributions.

Foreign Currency. Foreign currencies, investments, and other assets and liabilities are translated into U.S. dollars at the exchange rates prevailing at the end of the period. Fluctuations in the value of these assets and liabilities resulting from changes in exchange rates are recorded as unrealized foreign currency gains (losses). Realized gains (losses) and unrealized appreciation (depreciation) on investment securities and income and expenses are translated on the respective dates of such transactions. The effect of changes in foreign currency exchange rates on investments in securities are not segregated in the Statements of Operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain or loss on investment securities.

Multiclass Operations. Each class offered by the Trust has equal rights as to assets and voting privileges. Income and non-class specific expenses of the Fund are allocated daily to each class of shares based on the relative value of settled shares. Realized and unrealized capital gains and losses of the Fund are allocated daily to each class of shares based on the relative net assets of each class.

Federal Income Taxes. The Fund intends to qualify as a regulated investment company and distribute all of its taxable income and net realized gains, if applicable, to shareholders. Accordingly, no provision for Federal income taxes has been made.

Financing Transactions. The Fund may enter into financing transactions consisting of the sale by the Fund of securities, together with a commitment to repurchase similar securities at a future date. The difference between the selling price and the future purchase price is an adjustment to interest income. If the counterparty to whom the Fund sells the security becomes insolvent, the Fund's right to repurchase the security may be restricted; the value of the security may change over the term of the financing transaction; and the return earned by the Fund with the proceeds of a financing transaction may not exceed transaction costs.

Futures and Options. The Fund is authorized to enter into futures contracts and options. The Fund may use futures contracts and options to manage its exposure to the securities markets or to movements in interest rates and currency values. The primary risks associated with the use of futures contracts and options are imperfect correlation between the change in market value of the securities held by the Fund and the prices of futures contracts and options, the possibility of an illiquid market, and the inability of the counterparty to meet the terms of the contract. Futures contracts and purchased options are valued based upon their quoted daily settlement prices. The premium received for a written option is recorded as an asset with an equal liability which is marked to market based on the option's quoted daily settlement price. Fluctuations in the value of such instruments are recorded as unrealized appreciation (depreciation) until terminated, at which time realized gains and losses are recognized.

Forward Currency Transactions. The Fund is authorized to enter into forward foreign exchange contracts for the purpose of hedging against foreign exchange risk arising from the Fund's investment or anticipated investment in securities denominated in foreign currencies. The Fund also may enter into these contracts for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another. All commitments are marked to market daily at the applicable translation rates and any resulting unrealized gains or losses are recorded. Realized gains or losses are recorded at the time the forward contract matures or by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

Swaps. The Fund is authorized to enter into interest rate, total return and currency exchange swap agreements in order to obtain a desired return at a lower cost than if the Fund had invested directly in the asset that yielded the desired return. Swaps involve commitments to exchange components of income (generally interest or returns) pegged to the underlying assets based on a notional principal amount. Swaps are marked to market daily based upon quotations from market makers and the change, if any, is recorded as unrealized gains or losses in the Statements of Operations. The Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a counterparty.

Stripped Mortgage-Backed Securities (SMBS). SMBS represent a participation in, or are secured by and payable from, mortgage loans on real property, and may be structured in classes with rights to receive varying proportions of principal and interest. SMBS include interest-only securities (IOs), which receive all of the interest, and principal-only securities (POs), which receive all of the principal. If the underlying mortgage assets experience greater than anticipated payments of principal, the Fund may fail to recoup some or all of its initial investment in these securities. The market value of these securities is highly sensitive to changes in interest rates.

Delayed Delivery Transactions. The Fund may purchase or sell securities on a when-issued or delayed delivery basis. These transactions involve a commitment by the Fund to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement period. When delayed delivery purchases are outstanding, the Fund will set aside and maintain until the settlement date in a segregated account, liquid assets in an amount sufficient to meet the purchase price. When purchasing a security on a delayed delivery basis, the Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations, and takes such fluctuations into account when determining its net asset value. The Fund may dispose of or renegotiate a delayed delivery transaction after it is entered into, and may sell when-issued securities before they are delivered, which may result in a capital gain or loss. When the Fund has sold a security on a delayed delivery basis, the Fund does not participate in future gains and losses with respect to the security. Forward sales commitments are accounted for by the Fund in the same manner as forward currency contracts discussed above.

Inflation-Indexed Bonds. Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value which is adjusted for inflation. Any increase in the principal amount of an inflation-indexed bond will be considered interest income, even though investors do not receive their principal until maturity.

Repurchase Agreements. The Fund may engage in repurchase transactions. Under the terms of a typical repurchase agreement, the Fund takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time. The market value of the collateral must be equal at all times to the total amount of the repurchase obligations, including interest. Generally, in the event of counterparty default, the Fund has the right to use the collateral to offset losses incurred.

Reverse Repurchase Agreements. The Fund is authorized to enter into reverse repurchase agreements. In a reverse repurchase agreement, the Fund sells to a financial institution a security that it holds with an agreement to repurchase the same security at an agreed-upon price and date. A reverse repurchase agreement involves the risk that the market value of the security sold by the Fund may decline below the repurchase price of the security.

Restricted Securities. The Fund is permitted to invest in securities that are subject to legal or contractual restrictions on resale. These securities generally may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult.

3. Fees, Expenses, and Related Party Transactions

Investment Advisory Fee. Pacific Investment Management Company (PIMCO) is a wholly-owned subsidiary partnership of PIMCO Advisors L.P. and serves as investment adviser (the "Adviser") to the Trust, pursuant to an investment advisory contract. The Adviser receives a monthly fee from the Fund at an annual rate of 0.25% based on average daily net assets of the Fund.

Administration Fee. PIMCO serves as administrator (the "Administrator"), and provides administrative services to the Trust for which it receives from the Fund a monthly administrative fee based on average daily net assets. The Administration Fee for the Administrative Class and Institutional Class is charged at the annual rate of 0.18%. The Administration Fee for the A, B and C Classes is charged at an annual rate of 0.40%. The Administration Fee for Class D is charged at the annual rate of 0.25%.

Distribution and Servicing Fees. PIMCO Funds Distributors LLC, ("PFD"), a wholly-owned subsidiary of PIMCO Advisors L.P., serves as the distributor of the Trust's shares. The Trust is permitted to reimburse, out of the Administrative Class assets of the Fund in an amount up to 0.25% on an annual basis of the average daily net assets of that class, financial intermediaries that provide services in connection with the distribution of shares or administration of plans or programs that use Fund shares as their funding medium. The effective rate paid to PFD was 0.25% during current fiscal year.

Pursuant to the Distribution and Servicing Plans adopted by the A, B, C and D Classes of the Trust, the Trust compensates PFD or an affiliate with respect to Class D for services provided and expenses incurred in connection with assistance rendered in the sale of shares and services rendered to shareholders and for maintenance of shareholder accounts of the A, B, C and D Classes. The Trust paid PFD distribution and servicing fees at an effective rate as set forth below (calculated as a percentage of the Fund's average daily net assets attributable to each class):

	Distribution Fee (%)	Servicing Fee (%)
Class A	-	0.25
Class B	0.75	0.25
Class C	0.75	0.25
Class D	-	0.25

PFD also receives the proceeds of the initial sales charges paid by the shareholders upon the purchase of Class A shares, and the contingent deferred sales charges paid by the shareholders upon certain redemptions of A, B and C Class shares. For the period ended September 30, 2001, PFD received $6,818,037 representing commissions (sales charges) and contingent deferred sales charges.

Expenses. The Trust is responsible for the following expenses: (i) salaries and other compensation of any of the Trust's executive officers and employees who are not officers, directors, stockholders or employees of PIMCO or its subsidiaries or affiliates; (ii) taxes and governmental fees; (iii) brokerage fees and commissions and other portfolio transaction expenses; (iv) the cost of borrowing money, including interest expense; (v) fees and expenses of the Trustees who are not "interested persons" of PIMCO or the Trust, and any counsel retained exclusively for their benefit; (vi) extraordinary expenses, including costs of litigation and indemnification expenses; (vii) any expenses allocated or allocable to a specific class of shares, which include service fees payable with respect to the Administrative Class shares and may include certain other expenses as permitted by the Trust's Multiple Class Plan adopted pursuant to Rule 18f-3 under the Act and subject to review and approval by the Trustees. The ratio of expenses to average net assets per share class, as disclosed in Financial Highlights, may differ from the annual fund operating expenses per share class as disclosed in the Prospectus for the reasons set forth above. Each unaffiliated Trustee receives an annual retainer of $60,000, plus $3,000 for each Board of Trustees meeting attended in person and $500 for each meeting attended telephonically, plus reimbursement of related expenses. In addition, each committee chair receives an annual retainer of $1,500. These expenses are allocated to the Funds of the Trust according to their respective net assets.

4. Federal Income Tax Matters

The Total Return Fund realized capital loss and/or foreign currency loss of $17,936,702 during the period November 1, 2000 through March 31, 2001 which the Fund elected to defer to the following fiscal year pursuant to income tax regulations.

5. Purchases and Sales of Securities

Purchases and sales of securities (excluding short-term investments) for the period ended September 30, 2001 were as follows (amounts in thousands):

	U.S. Government/Agency		All Other	
	Purchases	Sales	Purchases	Sales
Total Return Fund	$ 127,013,164	$ 125,305,486	$ 10,074,991	$ 8,274,677

6. Transactions in Written Call and Put Options

Transactions in written call and put options were as follows (amounts in thousands):

	Total Return Fund
	Premium
Balance at 03/31/2001	$ 35,755
Sales	196,798
Closing Buys	(2,294)
Expirations	(69,300)
Exercised	0
Balance at 09/30/2001	$ 160,959

7. Shares of Beneficial Interest

The Trust may issue an unlimited number of shares of beneficial interest with a $.0001 par value. Changes in shares of beneficial interest were as follows (shares and amounts in thousands):

	Total Return Fund			
	Period Ended 9/30/2001		Year Ended 03/31/2001	
	Shares	Amount	Shares	Amount
Receipts for shares sold				
Administrative Class	215,926	$ 2,276,371	272,618	$ 2,801,443
Other classes	709,650	7,480,879	1,327,867	13,545,066
Issued as reinvestment of distributions				
Administrative Class	12,754	134,521	19,472	198,869
Other classes	79,809	841,111	162,134	1,652,165
Cost of shares redeemed				
Administrative Class	(85,279)	(900,312)	(107,873)	(1,104,430)
Other classes	(522,318)	(5,504,666)	(799,860)	(8,141,623)
Net increase resulting from Fund share transactions	410,542	$ 4,327,904	874,358	$ 8,951,490

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

					Principal Amount (000s)	Value (000s)
CORPORATE BONDS & NOTES 33.1%						
Banking & Finance 21.1%						
AB Spintab						
	6.800%	due	12/29/2049	$	250	$ 256
Abbey National Capital Trust I						
	8.963%	due	12/29/2049		18,600	21,027
Abbey National PLC						
	6.700%	due	06/29/2049		5,000	4,877
ABN AMRO Mortgage Corp.						
	7.250%	due	05/31/2005		150	163
Air 2 US						
	8.027%	due	10/01/2020		285	290
Allstate Corp.						
	4.000%	due	07/26/2004 (d)		5,000	4,985
	7.875%	due	05/10/2005		100	110
	6.750%	due	05/15/2018		280	268
	6.900%	due	05/15/2038		87,200	81,907
AMERCO						
	7.135%	due	10/15/2002		15,000	15,358
American Express Co.						
	5.625%	due	01/22/2004		14,700	15,176
	7.450%	due	08/10/2005		1,000	1,089
American General Finance						
	6.875%	due	12/14/2001		1,600	1,613
	7.450%	due	07/01/2002		200	207
	6.250%	due	12/18/2002		1,165	1,208
	6.375%	due	03/01/2003		350	365
	6.170%	due	05/06/2003		3,200	3,329
	8.125%	due	03/15/2046		270	290
American Health Properties, Inc.						
	7.050%	due	01/15/2002		700	704
Aon Capital Trust A						
	8.205%	due	01/01/2027		725	730
Aristar, Inc.						
	7.375%	due	09/01/2004		20,000	21,485
Associates Corp. of North America						
	6.450%	due	10/15/2001		23,600	23,628
	7.500%	due	04/15/2002		185	190
	6.375%	due	07/15/2002		175	180
	6.500%	due	07/15/2002		750	771
	6.000%	due	12/01/2002		500	516
	5.750%	due	11/01/2003		5,425	5,637
	5.800%	due	04/20/2004		450	470
	6.625%	due	06/15/2005		100	106
AT&T Capital Corp.						
	6.900%	due	01/30/2002		1,000	1,013
	6.750%	due	02/04/2002		1,925	1,947
Avalonbay Communities						
	7.375%	due	09/15/2002		2,565	2,658
Banco Latinoamericano SA						
	5.080%	due	11/30/2001		10,000	10,087
Banco Nacional de Comercio Exterior						
	7.250%	due	02/02/2004		25,050	25,676
Banesto Delaware, Inc.						
	8.250%	due	07/28/2002		43,900	45,517
Bank of America Corp.						
	8.125%	due	06/15/2002		350	362
	7.750%	due	07/15/2002		510	529
	7.750%	due	08/01/2002		896	899
	7.200%	due	09/15/2002		1,000	1,038
	7.500%	due	10/15/2002		1,200	1,254
	6.850%	due	03/01/2003		65	68
	6.875%	due	06/01/2003		100	105
	6.500%	due	08/15/2003		150	158
	6.125%	due	07/15/2004		600	632
	3.763%	due	08/26/2005 (d)		32,800	32,822
	6.750%	due	09/15/2005		200	214
	7.400%	due	01/15/2011		25,000	27,338
	8.570%	due	11/15/2024		125	145
Bank One Corp.						
	3.965%	due	09/26/2003 (d)		9,800	9,809
	3.920%	due	05/07/2004 (d)		8,200	8,213
	4.499%	due	05/10/2004 (d)		138,600	138,841
BankBoston Corp.						
	6.125%	due	03/15/2002		15,500	15,742
Banponce Financial Corp.						
	6.463%	due	11/13/2001		13,000	13,053
	7.125%	due	05/02/2002		4,700	4,813
Barclays Bank PLC						
	8.550%	due	09/29/2049		195	222
Bayerische Landesbank NY						
	6.200%	due	02/09/2006		250	257
Bear Stearns Co., Inc.						
	3.500%	due	12/16/2002 (d)		48,900	48,990
	6.125%	due	02/01/2003		25	26
	2.941%	due	03/28/2003 (d)		95,440	95,392
	6.750%	due	04/15/2003		105	110
	3.970%	due	05/06/2003 (d)		25,000	25,000
	3.885%	due	05/16/2003 (d)		43,300	43,277
	2.864%	due	07/22/2003 (d)		19,000	18,922
	6.700%	due	08/01/2003		100	105
	3.850%	due	12/01/2003 (d)		100,900	101,043
	6.625%	due	01/15/2004		200	211
	6.150%	due	03/02/2004		200	208
	8.750%	due	03/15/2004		75	82
	4.113%	due	05/24/2004 (d)		29,300	29,361
	3.883%	due	06/01/2004 (d)		12,665	12,696
	3.173%	due	09/21/2004 (d)		5,300	5,302
	4.253%	due	03/18/2005 (d)		37,300	37,461
	4.151%	due	09/16/2005 (d)		16,000	15,763
Beaver Valley Funding Corp.						
	8.250%	due	06/01/2003		190	196
Beneficial Corp.						
	4.190%	due	03/01/2002 (d)		13,300	13,325
	8.000%	due	06/18/2002		400	414
	6.030%	due	01/14/2003		320	330
Bombardier Capital Trust I						
	4.440%	due	06/09/2032 (d)		16,150	15,796
Bombardier Capital Trust II						
	3.700%	due	06/09/2032 (d)		3,600	3,521
Bombardier Capital, Inc.						
	7.300%	due	12/15/2002		9,000	9,366
Caithness Coso Funding Corp.						
	6.800%	due	12/15/2001		3,316	3,324
Chase Manhanttan Corp.						
	8.500%	due	02/15/2002		200	204

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	5.750%	due	04/15/2004	150	157
	6.000%	due	11/01/2005	50	52
	6.125%	due	11/01/2008	400	406
Chrysler Financial Corp. LLC					
	5.690%	due	11/15/2001	650	652
	5.400%	due	01/15/2002	15,750	15,832
	6.950%	due	03/25/2002	50	51
	3.509%	due	07/17/2002 (d)	20,000	19,886
	3.524%	due	08/08/2002 (d)	80,500	79,917
	3.564%	due	02/03/2003 (d)	50,000	49,426
	3.554%	due	02/10/2003 (d)	8,100	8,005
	3.554%	due	03/06/2003 (d)	35,000	34,931
	3.544%	due	03/10/2003 (d)	65,000	64,184
	3.504%	due	06/18/2003	39,500	38,833
Chubb Capital Corp.					
	6.875%	due	02/01/2003	100	105
Cincinnati Financial Corp.					
	6.900%	due	05/15/2028	111,870	104,323
CIT Group, Inc.					
	5.800%	due	03/26/2002	1,000	1,015
	3.510%	due	09/13/2002 (d)	30,900	30,960
	7.375%	due	03/15/2003	500	526
	5.260%	due	04/07/2003 (d)	19,277	19,343
	5.625%	due	10/15/2003	250	258
Citicorp					
	8.000%	due	02/01/2003	250	265
CitiFinancial Credit Co.					
	8.250%	due	11/01/2001	2,500	2,510
	6.875%	due	05/01/2002	335	343
	6.375%	due	09/15/2002	115	119
	7.750%	due	03/01/2005	550	605
Citigroup, Inc.					
	5.800%	due	03/15/2004	200	208
	6.500%	due	01/18/2011	34,500	36,063
CNA Financial Corp.					
	6.250%	due	11/15/2003	65	65
Comerica Bank					
	7.250%	due	06/15/2007	200	215
Countrywide Home Loans					
	6.250%	due	04/15/2009	600	604
Credit Asset Receivable LLC					
	6.274%	due	10/31/2003	27,927	27,991
Credit Industrial et Commercial (CIC)					
	5.600%	due	02/28/2049 (d)	1,500	1,467
DBS Group Holdings Ltd.					
	7.875%	due	08/10/2009	6,000	6,470
Donaldson, Lufkin & Jenrette, Inc.					
	4.150%	due	04/25/2003 (d)	5,600	5,621
	6.170%	due	07/15/2003	20,000	20,839
	6.259%	due	07/18/2003 (d)	2,000	2,007
Dow Capital BV					
	7.125%	due	01/15/2003	100	105
Duke Capital Corp.					
	7.250%	due	10/01/2004	19,000	20,419
EOP Operating LP					
	7.000%	due	07/15/2011	295	302
Export-Import Bank Korea					
	6.500%	due	02/10/2002	26,641	26,886
	6.500%	due	11/15/2006	6,445	6,647
	7.100%	due	03/15/2007	20,100	20,318
Exxon Capital Corp.					
	6.125%	due	09/08/2008	2,000	2,126
Farmers Insurance					
	8.625%	due	05/01/2024	275	280
Finova Capital Corp.					
	7.500%	due	11/15/2009	25,875	10,153
First Chicago Corp.					
	9.250%	due	11/15/2001	250	252
	3.190%	due	03/11/2002 (d)	10,000	10,017
	4.465%	due	07/28/2003 (d)	50	50
First National Bank Chicago					
	8.080%	due	01/05/2018	250	276
First Security Corp.					
	5.875%	due	11/01/2003	9,325	9,674
First Union Corp.					
	8.125%	due	06/24/2002	150	155
Ford Credit Canada					
	3.310%	due	12/16/2002 (d)	95,600	95,661
Ford Motor Credit Co.					
	4.880%	due	10/15/2001 (d)	13,000	13,003
	4.271%	due	11/16/2001 (d)	82,800	82,835
	8.240%	due	01/15/2002	85	86
	8.200%	due	02/15/2002	3,000	3,051
	6.500%	due	02/28/2002	1,710	1,731
	8.000%	due	06/15/2002	150	155
	4.514%	due	08/01/2002 (d)	56,000	55,741
	6.550%	due	09/10/2002	4,000	4,116
	7.750%	due	11/15/2002	5,730	5,987
	6.000%	due	01/14/2003	1,100	1,127
	7.500%	due	01/15/2003	250	261
	4.476%	due	02/03/2003 (d)	40,000	39,610
	3.720%	due	02/13/2003 (d)	286,185	282,728
	3.340%	due	03/17/2003 (d)	48,800	48,179
	5.518%	due	04/17/2003 (d)	64,600	64,258
	6.125%	due	04/28/2003	26,130	26,816
	3.733%	due	06/02/2003 (d)	72,500	71,739
	3.255%	due	06/20/2003 (d)	20,400	20,156
	3.303%	due	06/23/2003 (d)	147,150	145,841
	6.625%	due	06/30/2003	775	804
	3.773%	due	11/24/2003 (d)	47,000	46,339
	5.750%	due	02/23/2004	2,516	2,574
	4.320%	due	03/08/2004 (d)	93,400	93,101
	3.950%	due	04/26/2004 (d)	63,000	61,877
	3.748%	due	05/21/2004 (d)	37,200	36,476
	3.663%	due	06/02/2004 (d)	1,500	1,471
	7.500%	due	06/15/2004	100	107
	4.471%	due	06/21/2004 (d)	160,000	157,644
	6.700%	due	07/16/2004	92,905	96,635
	4.110%	due	07/19/2004 (d)	174,500	171,432
	8.250%	due	02/23/2005	2,500	2,721
	7.500%	due	03/15/2005	17,000	18,067
	4.528%	due	04/28/2005 (d)	58,000	56,153
	3.041%	due	06/30/2005 (d)	65,000	63,463
	5.219%	due	07/18/2005 (d)	230,800	225,259
	7.600%	due	08/01/2005	5,000	5,312
	6.375%	due	12/15/2005	100	102

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	6.875%	due	02/01/2006	190	196
	7.200%	due	06/15/2007	25	26
	5.800%	due	01/12/2009	155	146
General Electric Capital Corp.					
	5.500%	due	11/01/2001	50	50
	5.650%	due	03/31/2003	125	129
	6.210%	due	12/09/2005	400	431
	7.875%	due	12/01/2006	30	34
General Motors Acceptance Corp.					
	6.375%	due	12/01/2001	765	769
	5.500%	due	12/01/2001	10,639	10,664
	9.625%	due	12/15/2001	5,650	5,721
	6.625%	due	12/15/2001	500	504
	6.750%	due	01/10/2002	1,590	1,609
	7.750%	due	02/07/2002	125	128
	6.250%	due	03/25/2002	100	103
	7.000%	due	08/15/2002	250	258
	6.625%	due	09/15/2002	5,000	5,132
	3.695%	due	10/01/2002 (d)	10,200	10,128
	3.720%	due	11/12/2002 (d)	64,050	63,510
	6.750%	due	12/09/2002	500	518
	6.200%	due	12/10/2002	500	515
	5.480%	due	12/15/2002	150	153
	6.000%	due	12/16/2002	990	1,015
	5.875%	due	01/15/2003	115,500	118,332
	3.749%	due	01/22/2003 (d)	12,600	12,444
	3.670%	due	02/14/2003 (d)	7,000	6,912
	6.750%	due	03/10/2003	49,725	51,537
	7.125%	due	03/15/2003	36,000	37,652
	4.060%	due	05/01/2003 (d)	105,575	104,740
	4.529%	due	05/16/2003 (d)	12,950	12,950
	5.924%	due	07/20/2003 (d)	33,900	33,336
	3.986%	due	07/21/2003 (d)	209,695	206,875
	3.661%	due	08/04/2003 (d)	133,390	131,402
	5.550%	due	08/18/2003	32,000	32,622
	6.625%	due	09/15/2003	2,000	2,079
	5.750%	due	10/20/2003	1,100	1,127
	4.480%	due	11/10/2003 (d)	399,042	394,447
	3.453%	due	01/20/2004 (d)	128,600	127,040
	4.070%	due	03/22/2004 (d)	60,600	59,389
	4.338%	due	04/05/2004 (d)	149,100	146,598
	4.260%	due	05/10/2004 (d)	36,300	35,687
	4.280%	due	05/17/2004 (d)	73,000	72,939
	6.850%	due	05/28/2004	1,200	1,254
	4.190%	due	06/17/2004 (d)	6,100	5,968
	4.060%	due	07/20/2004 (d)	69,600	67,672
	4.105%	due	07/21/2004 (d)	50,200	49,081
	5.163%	due	07/30/2004 (d)	19,864	19,839
	6.650%	due	09/20/2004	500	514
	6.750%	due	11/17/2005	440	453
	6.150%	due	01/15/2006	150	149
	8.950%	due	04/05/2007	14,961	16,320
Golden State Holdings			07/02/2009		
	5.314%	due	(d)	500	492
Goldman Sachs Group, Inc.			08/01/2003		
	4.990%	due	(d)	72,000	72,071
	6.625%	due	01/17/2003	275	293
	7.625%	due	12/01/2004	23,000	25,139
	6.110%	due	08/17/2005 (d)	10,000	10,052
	6.500%	due	02/09/2009	140	143
Great Western Finance Trust II			02/25/2009		
	8.206%	due		150	152
Halyard RE			02/01/2027		
	10.376%	due	(d)	1,800	1,803
Hanvit Bank			04/05/2002		
	12.750%	due		36	38
Hartford Life, Inc.			03/01/2010		
	6.900%	due		600	639
Heller Financial, Inc.			06/15/2004		
	4.740%	due	(d)	35,900	35,927
	6.500%	due	10/22/2001	250	251
	5.170%	due	11/01/2001 (d)	6,700	6,713
	4.090%	due	11/09/2001 (d)	43,500	43,590
	5.889%	due	03/13/2002 (d)	2,100	2,102
	4.540%	due	04/22/2002 (d)	12,000	12,008
	4.469%	due	04/26/2002 (d)	25,700	25,747
	3.765%	due	05/07/2002 (d)	10,000	10,006
	7.000%	due	05/13/2002	3,300	3,381
	6.500%	due	05/15/2002	140	144
	4.084%	due	07/22/2002 (d)	16,200	16,256
	4.689%	due	07/24/2002 (d)	35,000	35,126
	3.935%	due	08/01/2002 (d)	26,000	26,010
	3.965%	due	04/28/2003 (d)	53,500	53,581
Hertz Corp.			04/28/2003		
	7.000%	due		13,300	13,849
Hitachi Credit America			07/15/2003		
	3.858%	due	(d)	11,500	11,505
Household Bank			10/15/2003		
	4.571%	due	(d)	18,000	17,855
Household Capital Trust III			10/22/2003		
	5.253%	due	(d)	23,925	23,528
Household Finance Corp.			06/26/2004		
	4.464%	due	(d)	4,500	4,504
	4.424%	due	11/01/2001 (d)	43,450	43,452
	7.080%	due	05/07/2002	15,000	15,424
	5.875%	due	06/03/2002	200	205
	6.125%	due	11/01/2002	500	514
	2.863%	due	02/27/2003 (d)	32,900	32,970
	4.420%	due	06/24/2003 (d)	293,900	294,177
Household Netherlands BV			05/28/2004		
	6.125%	due		18,100	18,680
HSBC Capital Funding LP			03/01/2003		
	9.547%	due		76,400	89,238
	10.176%	due	12/31/2049	46,160	54,103
Industrial Bank of Korea			12/31/2049		
	7.100%	due		3,290	3,294
Inter-American Development Bank			10/15/2001		
	5.375%	due		131,000	136,373
	8.875%	due	01/18/2006	200	245
	7.375%	due	06/01/2009	4,200	4,839
International Bank for Reconstruction & Development			01/15/2010		
	7.000%	due		1,000	1,096
International Lease Finance Corp.			01/27/2005		
	5.930%	due		14,000	14,593
J.P. Morgan & Co., Inc.			07/15/2003		
	6.700%	due		30	32

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	6.698%	due	11/01/2007 (d)	600	585
JET Equipment Trust			02/15/2012		
	10.000%	due		80	88
	10.690%	due	06/15/2012	100	124
John Hancock			05/01/2015		
	7.375%	due		360	362
Juno RE Ltd.			02/15/2024		
	7.930%	due	(d)	27,750	27,706
KBC Bank Fund Trust III			06/26/2002		
	9.860%	due	(d)	5,700	6,587
Kern River Funding Corp.			11/02/2049		
	6.720%	due		1,125	1,125
Key Bank USA NA			09/30/2001		
	7.550%	due		350	383
Kimco Realty Corp.			09/15/2006		
	6.500%	due		200	208
Korea Development Bank			10/01/2003		
	7.900%	due		300	304
	8.600%	due	02/01/2002	6,600	6,781
	7.625%	due	03/25/2002	300	312
	6.500%	due	10/01/2002	440	454
	6.625%	due	11/15/2002	2,000	2,089
	6.750%	due	11/21/2003	55	57
	7.250%	due	12/01/2005	50	53
LB Rheinland - PFALZ			05/15/2006		
	6.875%	due		3,400	3,383
Lehman Brothers Holdings, Inc.			02/23/2028		
	4.305%	due	(d)	2,200	2,203
	4.370%	due	01/30/2002 (d)	10,000	10,016
	6.375%	due	03/18/2002	61,290	62,597
	8.750%	due	05/07/2002	219	226
	4.290%	due	05/15/2002 (d)	600	601
	7.125%	due	06/03/2002	100	103
	4.380%	due	07/15/2002 (d)	6,500	6,490
	4.826%	due	08/12/2002 (d)	6,500	6,540
	4.290%	due	08/28/2002 (d)	14,000	14,021
	4.466%	due	09/03/2002 (d)	60,100	60,386
	4.220%	due	12/12/2002 (d)	132,550	132,794
	4.220%	due	04/04/2003 (d)	105,751	105,822
	7.625%	due	07/06/2004	350	384
	8.250%	due	06/01/2006	70	78
LG&E Capital Corp.			06/15/2007		
	6.205%	due		1,000	1,032
	6.460%	due	05/01/2004	3,000	3,004
Liberty Mutual Insurance			01/15/2008		
	8.200%	due		17,510	18,666
Limestone Electron Trust			05/04/2007		
	8.625%	due		71,350	74,795
Lion Connecticut Holdings			03/15/2003		
	6.375%	due		200	208
	7.250%	due	08/15/2003	50	51
Lloyds TSB Bank PLC			08/15/2023		
	4.456%	due	(d)	3,000	3,018
MBNA America Bank NA			08/25/2010		
	4.634%	due	(d)	1,000	999
MCN Investment Corp.			04/25/2002		
	7.120%	due	01/16/2004	7,500	7,811
Merrill Lynch & Co.					
	8.000%	due	02/01/2002	400	407
	7.375%	due	08/17/2002	300	311
	8.300%	due	11/01/2002	700	739
	6.000%	due	02/12/2003	500	518
	6.875%	due	03/01/2003	140	147
	2.753%	due	06/24/2003 (d)	32,000	32,008
	3.959%	due	08/01/2003 (d)	22,000	22,067
	3.936%	due	08/04/2003 (d)	29,000	29,089
	8.770%	due	05/21/2004 (d)	117,285	117,495
	6.550%	due	08/01/2004	400	427
	7.000%	due	04/27/2008	100	107
Metropolitan Life Insurance Co.					
	6.300%	due	11/01/2003	6,800	7,102
MIC Financing Trust I					
	8.375%	due	02/01/2027	36,000	33,342
Monumental Global Funding II					
	5.106%	due	09/26/2003 (d)	58,500	58,511
Morgan Stanley Group, Inc.					
	3.548%	due	03/11/2003 (d)	11,500	11,512
	6.375%	due	12/15/2003	150	157
	5.625%	due	01/20/2004	1,200	1,242
Morgan Stanley, Dean Witter & Co.					
	4.910%	due	04/15/2002 (d)	550	551
	3.850%	due	05/05/2003 (d)	43,000	43,033
	3.906%	due	08/07/2003 (d)	143,400	143,626
	4.660%	due	04/22/2004 (d)	112,700	113,124
	3.889%	due	05/14/2004 (d)	179,200	179,272
Nacional Financiera					
	9.750%	due	03/12/2002	10,000	10,238
	5.464%	due	05/08/2003 (d)	17,680	17,680
National Rural Utilities Cooperative Finance Corp.					
	3.700%	due	05/31/2002 (d)	37,000	37,020
	6.250%	due	04/15/2003	50,000	51,743
National Westminster Bank PLC					
	3.650%	due	09/16/2002 (d)	12,275	12,306
	9.375%	due	11/15/2003	200	222
Newcourt Credit Group, Inc.					
	6.875%	due	02/16/2005	7,500	7,877
Noble Affiliates, Inc.					
	8.950%	due	12/15/2004	11,500	12,143
Nordbanken AB					
	8.950%	due	11/29/2049	4,000	4,506
Nordstom Credit, Inc.					
	7.250%	due	04/30/2002	1,000	1,026
Northern Rock PLC					
	8.000%	due	12/31/2049	260	5,980
Old Kent Bank					
	4.429%	due	11/01/2005 (d)	3,400	3,397
	7.750%	due	08/15/2010	19,500	20,977
Osprey Trust					
	8.310%	due	01/15/2003	76,155	79,296
Pacific Life Insurance Co.					
	7.900%	due	12/30/2023	8,000	8,338
Paine Webber Group, Inc.					
	3.480%	due	05/20/2002 (d)	1,000	1,001
	5.320%	due	07/15/2002 (d)	200	201
Parker Retirement Savings Plan					
	6.340%	due	07/15/2008	741	766

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
PDVSA Finance Ltd.					
	7.400%	due	08/15/2016	1,200	1,128
Pemex Finance Ltd.					
	6.125%	due	11/15/2003	15,000	15,305
PNC Funding Corp.					
	6.875%	due	03/01/2003	100	105
	7.000%	due	09/01/2004	20,000	21,465
PNC Institutional Capital Trust					
	7.950%	due	12/15/2026	150	153
Popular, Inc.					
	6.540%	due	11/06/2001	18,705	18,770
	6.625%	due	01/15/2004	19,500	20,304
Premium Asset Trust					
	4.381%	due	11/27/2004 (d)	48,900	49,035
	5.110%	due	10/06/2005 (d)	300	300
Prime Property Funding II					
	7.000%	due	08/15/2004	110	115
Protective Life Funding Trust					
	5.159%	due	01/17/2003 (d)	2,000	2,007
Prudential Funding Corp.					
	6.375%	due	07/23/2006	100	104
	6.625%	due	04/01/2009	17,000	16,699
PS Colorado Credit Corp.					
	4.175%	due	05/30/2002 (d)	3,400	3,406
PSEG Capital Corp.					
	6.740%	due	10/23/2001	1,400	1,403
Reliance Group Holdings, Inc.					
	9.750%	due	11/15/2003 (e)	10,000	350
	9.000%	due	11/15/2049 (e)	19,000	760
Reliant Energy Financial Co.					
	4.156%	due	12/10/2001 (d)	53,100	53,191
Residential Reinsurance					
	8.510%	due	06/01/2004	88,200	88,200
Rothmans Holdings					
	6.500%	due	05/06/2003	16,390	16,921
Royal & Sun Alliance Insurance Group PLC					
	8.950%	due	10/15/2029	270	269
Royal Bank of Scotland Group PLC					
	8.817%	due	03/31/2049	41,600	46,154
	9.118%	due	03/31/2049	66,400	76,451
Salomon, Inc.					
	7.000%	due	03/04/2002	18,850	19,191
	6.750%	due	02/15/2003	450	471
Salomon, Smith Barney Holdings					
	3.650%	due	02/14/2002 (j)	30,556	30,714
	6.625%	due	07/01/2002	55	56
	6.125%	due	01/15/2003	290	301
	3.815%	due	02/11/2003 (d)	44,200	44,292
	3.955%	due	04/28/2003 (d)	28,000	28,043
	4.760%	due	01/22/2004	10,000	10,000
	7.000%	due	03/15/2004	100	107
	3.980%	due	05/04/2004 (d)	10,020	10,036
	3.859%	due	05/21/2004	48,000	48,084
Sears Roebuck Acceptance Corp.					
	6.600%	due	10/09/2001	17,000	17,011
	6.360%	due	12/04/2001	290	292
	6.120%	due	12/13/2001	260	261
	6.950%	due	05/15/2002	4,100	4,183
	6.000%	due	03/20/2003	149,750	153,916
	7.260%	due	04/21/2003	3,000	3,135
	7.140%	due	05/02/2003	5,000	5,219
	6.560%	due	11/20/2003	1,178	1,229
Seismic Ltd.					
	8.336%	due	01/01/2002 (d)	32,500	32,450
Simon Property Group, Inc.					
	9.000%	due	03/15/2002	2,000	2,043
Socgen Real Estate LLC					
	7.640%	due	12/29/2049	20,000	21,091
Spieker Properties, Inc.					
	6.800%	due	12/15/2001	5,500	5,534
	6.950%	due	12/15/2002	1,600	1,656
	6.800%	due	05/01/2004	1,000	1,047
Steers					
	8.049%	due	08/07/2002 (d)	20,000	20,388
Sun Life of Canada (U.S.)					
	8.526%	due	05/29/2049	250	257
Textron Financial Corp.					
	4.610%	due	10/26/2001 (d)	11,200	11,209
	4.406%	due	05/28/2002 (d)	51,900	51,972
	5.060%	due	09/17/2002 (d)	2,000	2,004
The Money Store, Inc.					
	8.050%	due	04/15/2002	300	308
	7.300%	due	12/01/2002	100	105
Toyota Motor Credit Corp.					
	7.586%	due	02/15/2002 (d)	40,000	40,158
Transamerica Finance Corp.					
	6.125%	due	11/01/2001	29,000	29,048
	3.406%	due	12/14/2001 (d)	64,300	64,386
	5.920%	due	03/29/2002	52,050	52,798
	7.250%	due	08/15/2002	86,195	89,249
	7.500%	due	03/15/2004	270	290
Trinom Ltd.					
	7.150%	due	06/18/2004 (d)	48,700	48,700
U.S. Bancorp					
	4.180%	due	03/06/2003	600	603
	6.500%	due	06/15/2004	600	633
US Bank National Association					
	5.700%	due	12/15/2008	370	371
Wachovia Corp.					
	6.375%	due	04/15/2003	200	209
Washington Mutual, Inc.					
	4.419%	due	05/14/2004 (d)	138,200	138,470
	4.403%	due	05/17/2004 (d)	191,600	191,985
	8.375%	due	06/01/2027	235	242
Wells Fargo & Co.					
	8.750%	due	05/01/2002	100	103
	6.500%	due	09/03/2002	100	103
	6.625%	due	07/15/2004	6,500	6,956
Wells Fargo Financial, Inc.					
	6.375%	due	07/16/2002	500	513
	6.250%	due	11/01/2002	100	103
	7.000%	due	01/15/2003	380	398
	6.000%	due	02/01/2004	50	52
WestDeutsche Landersbank					
	6.750%	due	06/15/2005	36,400	38,727
	6.050%	due	01/15/2009	164,600	168,239

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
Western Capital					
	8.796%	due	01/07/2003 (d)	15,600	15,600
					10,207,627
Industrials 6.7%					
Adelphia Communications Corp.					
	8.375%	due	02/01/2008	25	21
	7.875%	due	05/01/2009	25	20
AdvancePCS					
	8.500%	due	04/01/2008	25	25
AIC Corp.					
	3.940%	due	10/02/2002 (d)	17,000	16,981
Air Products & Chemicals, Inc.					
	6.250%	due	06/15/2003	2,500	2,584
Akzo Nobel, Inc.					
	6.000%	due	11/15/2003	32,000	33,136
Albertson's, Inc.					
	6.550%	due	08/01/2004	240	252
Allied Waste Industries, Inc.					
	6.100%	due	01/15/2003	6,000	6,003
	7.375%	due	01/01/2004	18,925	18,736
	7.625%	due	01/01/2006	25	25
AMERCO					
	7.230%	due	01/21/2027	1,250	1,254
America West Airlines, Inc.					
	6.870%	due	07/02/2018	1,776	1,524
American Airlines, Inc.					
	10.210%	due	01/01/2010	6,500	6,767
	10.610%	due	03/04/2011	1,895	2,024
	6.978%	due	04/01/2011	40,200	40,527
	7.858%	due	10/01/2011	78,700	79,409
American Standard Cos., Inc.					
	7.375%	due	02/01/2008	25	25
Amkor Technology, Inc.					
	9.250%	due	05/01/2006	25	20
Amoco Corp.					
	6.250%	due	10/15/2004	1,000	1,063
AMR Corp.					
	9.125%	due	10/24/2001	750	752
	9.130%	due	10/25/2001	2,000	2,005
	8.470%	due	02/20/2002	2,000	1,994
	8.500%	due	02/26/2002	1,000	997
Anheuser-Busch Companies, Inc.					
	6.750%	due	08/01/2003	500	534
AT&T Corp.					
	8.250%	due	01/15/2003	43,125	45,390
Atlas Air, Inc.					
	7.540%	due	04/04/2003 (d)	22,700	22,700
	8.540%	due	04/04/2003 (d)	3,000	3,000
Avis Group Holdings, Inc.					
	11.000%	due	05/01/2009	25	26
Baxter International, Inc.					
	9.500%	due	06/15/2008	200	240
Bayer Corp.					
	6.500%	due	10/01/2002	250	258
Boeing Co.					
	6.350%	due	06/15/2003	750	781
Buckeye Technologies, Inc.					
	8.000%	due	10/15/2010	25	22
Building Materials Corp.					
	8.000%	due	10/15/2007	15	10
Campbell Soup Co.					
	4.750%	due	10/01/2003	700	711
Canadian National Railway Co.					
	6.375%	due	10/15/2011	4,500	4,532
Cargill, Inc.					
	4.900%	due	01/14/2002 (d)	3,000	3,001
Cemex SA de CV					
	9.250%	due	06/17/2002	5,100	5,279
	8.625%	due	07/18/2003	48,250	50,301
Charter Communications Holdings LLC					
	8.250%	due	04/01/2007	25	23
Clear Channel Communications, Inc.					
	3.700%	due	06/15/2002 (d)	20,000	20,065
Coastal Corp.					
	3.913%	due	03/06/2002 (d)	149,350	149,586
	8.125%	due	09/15/2002	250	260
	4.914%	due	07/21/2003 (d)	7,700	7,726
Coca-Cola Enterprises, Inc.					
	7.875%	due	02/01/2002	100	101
	6.000%	due	07/15/2003	250	261
	5.750%	due	11/01/2008	100	102
Colgate-Palmolive Co.					
	6.000%	due	08/15/2003	45	47
Comcast Cable Communications					
	8.375%	due	05/01/2007	145	162
ConAgra Foods, Inc.					
	4.220%	due	09/10/2003 (d)	20,500	20,538
Continental Airlines, Inc.					
	6.410%	due	04/15/2007	325	325
	6.800%	due	07/02/2007	25	24
	6.954%	due	02/02/2011	12,918	12,233
	6.900%	due	01/02/2018	1,452	1,336
Cox Communications, Inc.					
	4.999%	due	11/07/2002 (d)	16,000	16,072
Cox Enterprises, Inc.					
	6.625%	due	06/14/2002	7,250	7,372
	4.579%	due	05/01/2033 (d)	1,100	1,108
Crown Castle International Corp.					
	13.250%	due	11/15/2007	25	20
CSC Holdings, Inc.					
	8.125%	due	07/15/2009	25	26
CSX Corp.					
	4.339%	due	06/24/2002 (d)	32,100	32,122
	7.900%	due	05/01/2017	295	327
DaimlerChrysler North America Holding Corp.					
	3.885%	due	01/18/2002 (d)	41,000	40,998
	7.125%	due	03/01/2002	46,500	47,126
	3.830%	due	03/22/2002 (d)	5,000	4,983
	3.798%	due	08/23/2002 (d)	37,710	37,726
	3.270%	due	09/16/2002 (d)	23,350	23,213
	3.920%	due	12/16/2002 (d)	99,100	99,660
	7.750%	due	05/27/2003	45,000	47,343
	4.200%	due	08/01/2003 (d)	5,700	5,649
	4.270%	due	08/21/2003 (d)	18,000	17,716
	3.880%	due	08/16/2004 (d)	76,600	75,125
Delta Air Lines Equipment Trust					

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	9.230%	due	07/02/2002	715	736
	10.500%	due	01/02/2007	6,627	7,869
	10.370%	due	01/02/2007	9,629	10,016
	10.570%	due	01/02/2007	15,881	16,231
	9.550%	due	01/02/2008	7,773	7,928
	10.430%	due	01/02/2011	3,755	3,430
	10.140%	due	08/14/2012	1,000	869
	10.000%	due	06/05/2013	10,828	9,483
Delta Air Lines, Inc.					
	6.650%	due	03/15/2004	13,500	11,935
	7.379%	due	05/18/2010	9,794	10,147
	7.570%	due	05/18/2012	10,000	10,191
	9.200%	due	09/23/2014	6,000	4,986
	10.500%	due	04/30/2016	6,050	6,179
Duty Free International, Inc.					
	7.000%	due	01/15/2004	175	182
Eastman Chemical Co.					
	6.375%	due	01/15/2004	5,750	5,894
Echostar Communications Corp.					
	9.375%	due	02/01/2009	25	25
Electric Lightwave, Inc.					
	6.050%	due	05/15/2004	10,700	10,405
Eli Lilly & Co.					
	8.125%	due	12/01/2001	500	504
	6.250%	due	03/15/2003	100	104
Elizabeth Arden, Inc.					
	11.750%	due	02/01/2011	25	24
Enron Corp.					
	6.450%	due	11/15/2001	5,275	5,294
	8.000%	due	08/15/2005	3,200	3,311
Federal Express Corp.					
	6.845%	due	01/15/2019	805	761
Ferrellgas Partners LP					
	9.375%	due	06/15/2006	25	25
Fisher Scientific International					
	7.125%	due	12/15/2005	50	49
Flag Ltd.					
	8.250%	due	01/30/2008	25	16
Ford Capital BV					
	9.500%	due	06/01/2010	200	229
Ford Motor Co.					
	7.450%	due	07/16/2031	295	279
Forest Oil Corp.					
	8.000%	due	06/15/2008	25	25
Fortune Brands, Inc.					
	8.500%	due	10/01/2003	500	542
Fox Family Worldwide, Inc.					
	9.250%	due	11/01/2007	25	26
Fox/Liberty Networks LLC					
	0.000%	due	08/15/2007	50	48
Fred Meyer, Inc.					
	7.375%	due	03/01/2005	38,100	40,830
General Motors Corp.					
	6.250%	due	05/01/2005	300	307
Gillette Co.					
	6.250%	due	08/15/2003	750	787
	5.750%	due	10/15/2005	1,500	1,546
Global Crossing Holding Ltd.					
	9.125%	due	11/15/2006	25	11
Grupo Industrial Durango SA					
	12.625%	due	08/01/2003	17	17
Harrahs Operating Co., Inc.					
	7.875%	due	12/15/2005	5,000	4,988
HCA - The Healthcare Co.					
	8.020%	due	08/05/2002	9,000	9,320
	4.610%	due	09/19/2002 (d)	190,500	190,743
	8.130%	due	08/04/2003	7,300	7,665
	6.910%	due	06/15/2005	9,500	9,575
	7.250%	due	05/20/2008	1,450	1,438
	6.630%	due	07/15/2045	10,000	10,269
	6.730%	due	07/15/2045	22,560	23,177
HEALTHSOUTH Corp.					
	6.875%	due	06/15/2005	1,500	1,476
	10.750%	due	10/01/2008	25	27
Heinz (H.J.) Co.					
	6.875%	due	01/15/2003	100	104
Hilton Hotels Corp.					
	7.375%	due	06/01/2002	1,000	1,007
HMH Properties, Inc.					
	7.875%	due	08/01/2008	25	21
HNA Holdings, Inc.					
	6.125%	due	02/01/2004	200	208
Honeywell, Inc.					
	6.750%	due	03/15/2002	250	254
Houghton Mifflin Co.					
	5.990%	due	12/03/2001	3,000	3,011
IBM Corp.					
	7.250%	due	11/01/2002	625	651
	7.875%	due	12/01/2005	25	7
	4.875%	due	10/01/2006	15,000	14,929
ICI Wilmington, Inc.					
	6.750%	due	09/15/2002	10,000	10,215
IMEXSA Export Trust					
	10.125%	due	05/31/2003	5,676	5,610
Imperial Tobacco Overseas BV					
	7.125%	due	04/01/2009	21,785	22,683
International Game Technology					
	7.875%	due	05/15/2004	14,525	14,598
International Paper Co.					
	4.620%	due	07/08/2002 (d)	50,200	50,264
Jack In The Box, Inc.					
	8.375%	due	04/15/2008	25	25
Kerr-McGee Corp.					
	3.341%	due	06/28/2004 (d)	85,100	84,901
	6.875%	due	09/15/2011	10,000	9,962
	7.875%	due	09/15/2031	25,000	25,136
Kinder Morgan, Inc.					
	6.450%	due	11/30/2001	10,000	10,044
Kmart Corp.					
	9.875%	due	06/15/2008	25	23
Kroger Co.					
	7.150%	due	03/01/2003	13,000	13,616
	4.310%	due	08/16/2012 (d)	97,600	97,726
Mandalay Resort Group					
	6.750%	due	07/15/2003	4,500	4,095
	9.250%	due	12/01/2005	25	23

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
Martin Marietta Corp.					
	6.500%	due	04/15/2003	50	52
Mazda Manufacturing Corp.					
	10.500%	due	07/01/2008	1,980	2,577
McLeodUSA, Inc.					
	0.000%	due	03/01/2007	25	8
Mediacom Capital Corp.					
	8.500%	due	04/15/2008	25	24
Meristar Hospitality Corp.					
	9.125%	due	01/15/2011	25	20
MGM Grand, Inc.					
	9.750%	due	06/01/2007	25	25
Mohegan Tribal Gaming Authority					
	8.125%	due	01/01/2006	25	25
Nabisco, Inc.					
	6.700%	due	06/15/2002	9,000	9,181
	6.125%	due	02/01/2033	15,000	15,398
News America Holdings, Inc.					
	8.625%	due	02/01/2003	750	791
Nextel Communications, Inc.					
	9.375%	due	11/15/2009	25	16
Norfolk Southern Corp.					
	6.950%	due	05/01/2002	12,000	12,247
	7.875%	due	02/15/2004	50	54
Northwest Airlines, Inc.					
	8.970%	due	01/02/2015	1,568	1,554
	8.072%	due	10/01/2019	398	410
Occidental Petroleum Corp.					
	8.500%	due	11/09/2001	2,500	2,510
	6.400%	due	04/01/2003	17,710	18,275
Owens-Illinois, Inc.					
	7.350%	due	05/15/2008	25	19
Park Place Entertainment Corp.					
	7.950%	due	08/01/2003	18,500	18,779
Petroleos Mexicanos					
	7.185%	due	07/15/2005 (d)	32,250	32,371
	6.906%	due	07/15/2005 (d)	94,500	94,854
	8.850%	due	09/15/2007	1,800	1,850
	9.375%	due	12/02/2008	39,650	41,434
	9.500%	due	09/15/2027	31,000	32,938
Philip Morris Cos., Inc.					
	7.500%	due	01/15/2002	50	51
	7.625%	due	05/15/2002	8,300	8,493
	6.800%	due	12/01/2003	48,345	50,881
	7.000%	due	07/15/2005	15,125	16,062
	6.950%	due	06/01/2006	9,540	10,144
	7.200%	due	02/01/2007	34,000	36,443
Pioneer National Resources Co.					
	9.625%	due	04/01/2010	50	54
Premium Asset Trust					
	3.895%	due	09/08/2007 (d)	25,000	25,000
Procter & Gamble Co.					
	5.250%	due	09/15/2003	35,900	37,111
Qwest Corp.					
	4.270%	due	07/08/2002 (d)	21,100	21,129
	7.000%	due	08/03/2009	375	376
Racers					
	3.713%	due	03/03/2003 (d)	282,400	282,985
	4.960%	due	04/01/2003 (d)	20,000	20,000
	5.560%	due	04/28/2003 (d)	45,000	46,103
	3.800%	due	09/15/2005 (d)	15,000	15,000
Raytheon Co.					
	4.630%	due	03/01/2002 (d)	8,650	8,654
Rollins Truck Leasing Co.					
	8.250%	due	05/01/2002	13,400	13,717
Safeway, Inc.					
	5.875%	due	11/15/2001	43,060	43,195
	7.000%	due	09/15/2002	16,125	16,544
	6.850%	due	09/15/2004	250	267
Saks, Inc.					
	8.250%	due	11/15/2008	25	18
Sara Lee Corp.					
	6.300%	due	11/07/2005	500	517
SCL Terminal Aereo Santiago					
	6.950%	due	07/01/2012	5,000	5,119
Scotia Pacific Co. LLC					
	7.710%	due	01/20/2014	305	246
Scotts Co.					
	8.625%	due	01/15/2009	25	25
Sears, Roebuck & Co.					
	8.390%	due	02/14/2002	240	244
	6.250%	due	01/15/2004	300	310
SmithKline Beecham Corp.					
	7.375%	due	04/15/2005	150	164
SR Wind Ltd.					
	8.888%	due	05/18/2005 (d)	12,000	11,960
	9.388%	due	05/18/2005 (d)	13,000	13,133
Stater Brothers Holdings					
	10.750%	due	08/15/2006	25	25
Station Casinos, Inc.					
	8.875%	due	12/01/2008	25	22
Sun Microsystems, Inc.					
	7.000%	due	08/15/2002	200	204
Systems 2001 Asset Trust					
	7.156%	due	12/15/2011	29,910	31,154
TCI Communications, Inc.					
	3.750%	due	04/03/2002 (d)	19,300	19,357
	3.810%	due	03/11/2003 (d)	5,000	5,031
	6.375%	due	05/01/2003	3,280	3,389
	8.650%	due	09/15/2004	625	691
	8.000%	due	08/01/2005	450	492
Teleglobe, Inc.					
	7.200%	due	07/20/2009	410	420
	7.700%	due	07/20/2009	255	249
Telewest Communications PLC					
	9.250%	due	04/15/2009	50	18
Tenet Healthcare Corp.					
	7.875%	due	01/15/2003	10,300	10,712
	8.625%	due	12/01/2003	6,200	6,634
	8.125%	due	12/01/2008	25	27
Texaco Capital, Inc.					
	8.500%	due	02/15/2003	700	751
	6.000%	due	06/15/2005	400	419
Textron, Inc.					
	6.750%	due	09/15/2002	225	231
Time Warner, Inc.					

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	6.100%	due	12/30/2001	45,875	46,115
	9.625%	due	05/01/2002	22,550	23,299
	7.975%	due	08/15/2004	15,032	16,474
	10.150%	due	05/01/2012	200	253
Times Mirror Co.					
	6.650%	due	10/15/2001	300	300
Triad Hospitals, Inc.					
	11.000%	due	05/15/2009	25	27
TRW, Inc.					
	6.625%	due	06/01/2004	8,925	9,188
Tyco International Group SA					
	6.875%	due	09/05/2002	3,175	3,255
	6.125%	due	11/01/2008	305	308
Union Pacific Corp.					
	5.780%	due	10/15/2001	5,000	5,003
	7.875%	due	02/15/2002	14,055	14,273
	5.426%	due	07/01/2002 (d)	25,500	25,540
	6.930%	due	06/01/2003	1,000	1,046
	6.120%	due	02/01/2004	250	250
Unisys Corp.					
	9.210%	due	01/21/2017	2,000	2,080
United Air Lines, Inc.					
	3.683%	due	12/02/2002 (d)	16,619	16,687
	9.200%	due	03/22/2008	3,690	3,566
	6.932%	due	09/01/2011 (d)	10,500	9,917
	10.360%	due	11/13/2012	7,000	6,731
	10.020%	due	03/22/2014	6,925	7,067
	10.850%	due	07/05/2014	34,111	33,144
	10.850%	due	02/19/2015	2,100	2,155
	10.125%	due	03/22/2015	14,300	14,699
	9.060%	due	06/17/2015	5,000	5,170
United Technologies Corp.					
	7.125%	due	11/15/2010	450	482
UnumProvident Corp.					
	7.625%	due	03/01/2011	355	374
US Airways, Inc.					
	6.850%	due	01/30/2018	141	129
UST, Inc.					
	7.250%	due	06/01/2009	15,000	15,034
Viacom, Inc.					
	8.375%	due	06/15/2002	2,800	2,895
	6.625%	due	05/15/2011	4,500	4,627
VoiceStream Wireless Corp.					
	10.375%	due	11/15/2009	25	28
Wal-Mart Stores, Inc.					
	6.750%	due	05/24/2002	170	174
	6.500%	due	06/01/2003	200	210
Walt Disney Co.					
	5.125%	due	12/15/2003	500	512
Waste Management, Inc.					
	6.625%	due	07/15/2002	13,153	13,309
	6.500%	due	12/15/2002	4,800	4,908
	6.375%	due	12/01/2003	200	206
	6.500%	due	05/15/2004	94,000	97,272
	7.375%	due	08/01/2010	525	552
Williams Communications Group, Inc.					
	10.700%	due	10/01/2007	25	11
Winn-Dixie Stores, Inc.					
	8.875%	due	04/01/2008	25	24
Witco Corp.					
	6.600%	due	04/01/2003	100	102
					3,257,915
Utilities 5.3%					
AES Corp.					
	9.500%	due	06/01/2009	25	22
Alabama Power Co.					
	5.350%	due	11/15/2003	1,600	1,643
Allegheny Energy Supply					
	6.325%	due	05/01/2002 (d)	5,800	5,808
Allete, Inc.					
	4.610%	due	10/20/2003 (d)	79,700	79,844
Amerada Hess Corp.					
	8.590%	due	02/06/2002	35,000	35,921
American Tower Corp.					
	9.375%	due	02/01/2009	25	24
Arizona Public Service Co.					
	4.290%	due	11/15/2001 (d)	14,000	14,017
Ashland, Inc.					
	8.450%	due	12/05/2001	3,000	3,029
	4.540%	due	03/07/2003 (d)	300	300
AT&T Canada, Inc.					
	0.000%	due	11/01/2007	11,000	3,848
	0.000%	due	06/15/2008	6,030	2,051
AT&T Corp.					
	7.125%	due	01/15/2002	275	277
Azurix Corp.					
	10.375%	due	02/15/2007	25	25
Baltimore Gas & Electric					
	6.125%	due	07/01/2003	150	156
Bell Atlantic Maryland, Inc.					
	8.000%	due	10/15/2029	1,125	1,254
Bell Atlantic Virginia, Inc.					
	5.625%	due	03/01/2007	500	498
BellSouth Telecommunications, Inc.					
	6.000%	due	06/15/2002	10,000	10,195
	6.250%	due	05/15/2003	100	104
British Telecom PLC					
	4.445%	due	12/15/2003 (d)	203,860	207,941
	7.625%	due	12/15/2005	6,800	7,357
	8.125%	due	12/15/2010	83,000	92,137
BRL Universal Equipment					
	8.875%	due	02/15/2008	25	25
Calpine Corp.					
	7.750%	due	04/15/2009	50	47
CE Electric Funding					
	6.853%	due	12/30/2004	250	258
Central Maine Power Co.					
	7.430%	due	08/25/2003	13,000	13,715
Central Power & Light Co.					
	4.676%	due	11/23/2001 (d)	18,100	18,125
Chesapeake Energy Corp.					
	8.125%	due	04/01/2011	25	24
Cleveland Electric Illuminating Co.					
	9.500%	due	05/15/2005	33,000	34,017
CMS Energy Corp.					
	8.375%	due	07/01/2003	15,000	15,518

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	7.000%	due	01/15/2005	41,325	41,368
	7.500%	due	01/15/2009	25	24
Cogentrix Energy, Inc.					
	8.750%	due	10/15/2008	25	27
Columbia Energy Group					
	6.610%	due	11/28/2002	5,000	5,157
Columbus Southern Power Co.					
	6.850%	due	10/03/2005	10,000	10,464
Commonwealth Edison Co.					
	3.091%	due	09/30/2002 (d)	10,900	10,911
	6.625%	due	07/15/2003	1,000	1,048
	7.145%	due	09/30/2003 (d)	22,700	22,708
	9.875%	due	06/15/2020	11,700	13,415
Conectiv, Inc.					
	4.210%	due	06/13/2002 (d)	25,000	25,040
Consolidated Edison, Inc.					
	6.625%	due	02/01/2002	100	101
	3.950%	due	06/15/2002 (d)	11,000	11,024
	6.375%	due	04/01/2003	1,000	1,037
Consolidated Natural Gas Co.					
	7.250%	due	10/01/2004	43,750	46,998
Constellation Energy Group					
	4.270%	due	04/04/2003 (d)	15,000	15,001
CSW Energy, Inc.					
	6.875%	due	10/01/2001	2,000	2,000
Detroit Edison Co.					
	7.210%	due	08/01/2002	1,000	1,035
	4.360%	due	07/15/2028	5,900	5,900
Deutsche Telekom AG					
	7.750%	due	06/15/2005	97,100	103,791
	8.000%	due	06/15/2010	13,000	14,094
	8.250%	due	06/15/2030	50,000	52,962
Dominion Resources, Inc.					
	3.800%	due	09/16/2002 (d)	20,000	20,109
	7.600%	due	07/15/2003	35,000	37,186
DTE Energy Co.					
	7.110%	due	11/15/2038	90,750	94,283
El Paso Electric Co.					
	9.400%	due	05/01/2011	7,455	8,447
El Paso Natural Gas Co.					
	7.750%	due	01/15/2002	15,000	15,161
Entergy Arkansas, Inc.					
	7.000%	due	03/01/2002	3,580	3,626
	7.720%	due	03/01/2003	1,300	1,363
Entergy Gulf States, Inc.					
	4.826%	due	09/01/2004 (d)	6,400	6,406
Entergy Louisiana, Inc.					
	5.800%	due	03/01/2002	16,500	16,633
	7.740%	due	07/01/2002	599	601
	8.500%	due	06/01/2003	3,000	3,202
Entergy Mississippi, Inc.					
	4.329%	due	05/03/2004 (d)	31,000	31,048
Exelon Corp.					
	5.625%	due	11/01/2001	22,350	22,389
Florida Power & Light					
	6.875%	due	12/01/2005	4,000	4,307
France Telecom					
	5.149%	due	03/14/2003 (d)	145,005	146,627
	3.396%	due	07/16/2003 (d)	138,700	138,787
	7.750%	due	03/01/2011	14,500	15,427
	8.500%	due	03/01/2031	50,000	53,674
Georgia Power Co.					
	2.664%	due	02/22/2002 (d)	15,000	15,006
GTE California, Inc.					
	5.500%	due	01/15/2009	100	98
GTE South, Inc.					
	7.250%	due	08/01/2002	150	155
Houston Lighting & Power Co.					
	8.750%	due	03/01/2022	10,000	10,372
Indiana Bell Telephone Co., Inc.					
	5.500%	due	04/01/2007	500	489
Indiana Michigan Power Co.					
	4.088%	due	09/03/2002 (d)	7,800	7,818
Indianapolis Power & Light Co.					
	7.375%	due	08/01/2007	225	240
Kinder Morgan, Inc.					
	6.450%	due	03/01/2003	240	248
Korea Electric Power Corp.					
	7.000%	due	10/01/2002	380	389
	6.375%	due	12/01/2003	220	229
LIN Television Corp.					
	8.000%	due	01/15/2008	25	24
Mirant Corp.					
	7.900%	due	07/15/2009	175	181
Nevada Power Co.					
	6.200%	due	04/15/2004	20,000	20,014
New England Telephone & Telegraph Co.					
	6.250%	due	03/15/2003	50	52
	6.375%	due	09/01/2008	1,350	1,345
New York Telephone Co.					
	6.250%	due	02/15/2004	150	157
	6.000%	due	04/15/2008	45	46
Niagara Mohawk Power Co.					
	7.250%	due	10/01/2002	24,783	25,509
	7.375%	due	07/01/2003	39,162	41,063
	7.375%	due	08/01/2003	1,645	1,736
Noram Energy Corp.					
	6.375%	due	11/01/2003	22,250	23,270
Nortel Networks Corp.					
	6.875%	due	10/01/2002	200	193
NRG Energy, Inc.					
	8.000%	due	11/01/2003	6,000	6,369
NRG Northeast Generating LLC					
	8.065%	due	12/15/2004	352	367
Nuevo Energy Co.					
	8.875%	due	06/01/2008	25	25
Ohio Bell Telephone Co.					
	5.375%	due	03/01/2007	950	928
Ohio Power Co.					
	7.000%	due	07/01/2004	24,000	25,324
Oneok, Inc.					
	5.068%	due	04/24/2002 (d)	8,000	8,012
Pacific Gas & Electric Co.				(d)(	
	7.575%	due	10/31/2001 e)	33,700	28,982
	5.875%	due	10/01/2005 (e)	100	94

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	7.250%	due	08/01/2026 (e)	10,000	9,050
Pacific Northwest Bell Telephone					
	4.375%	due	09/01/2002	50	50
Portland General Electric Co.					
	7.660%	due	01/14/2002	5,000	5,064
PP&L, Inc.					
	6.550%	due	03/01/2006	500	522
Progress Energy, Inc.					
	7.100%	due	03/01/2011	350	375
PSEG Energy Holdings, Inc.					
	9.125%	due	02/10/2004	120	128
PSEG Power LLC					
	8.625%	due	04/15/2031	210	238
Public Service Co. of Colorado					
	6.000%	due	04/15/2003	750	775
Public Service Electric & Gas Co.					
	6.125%	due	08/01/2002	1,000	1,018
	6.250%	due	01/01/2007	1,500	1,528
Ras Laffan Liquid Natural Gas					
	8.294%	due	03/15/2014	145	153
RCN Corp.					
	10.125%	due	01/15/2010	18	6
Scana Corp.					
	4.150%	due	02/08/2002 (d)	13,900	13,907
	4.420%	due	07/15/2002 (d)	40,900	40,944
Sierra Pacific Resources					
	5.478%	due	04/20/2002 (d)	4,500	4,458
	5.428%	due	04/20/2003 (d)	4,000	3,877
Southern California Edison Co.					
	6.514%	due	05/01/2002 (d)	24,000	20,760
	6.500%	due	06/01/2049	200	170
Sprint Capital Corp.					
	3.860%	due	11/15/2001 (d)	149,200	149,385
	6.500%	due	11/15/2001	14,365	14,422
	7.625%	due	06/10/2002	97,361	100,309
	4.268%	due	06/10/2002 (d)	14,400	14,438
	2.953%	due	06/24/2002 (d)	74,500	74,583
	8.125%	due	07/15/2002	10,378	10,707
	6.125%	due	11/15/2008	390	380
Telekomunikacja Polska SA					
	7.125%	due	12/10/2003	12,200	12,745
	7.750%	due	12/10/2008	7,895	8,159
Texas Utilities Corp.					
	5.940%	due	10/15/2001	6,250	6,261
	6.500%	due	08/16/2002	2,600	2,658
	6.750%	due	03/01/2003	150	155
	3.750%	due	06/15/2003 (d)	8,000	8,004
Toledo Edison Co.					
	8.180%	due	07/30/2002	1,400	1,450
	8.700%	due	09/01/2002	24,500	25,263
	7.850%	due	03/31/2003	7,000	7,300
	7.875%	due	08/01/2004	500	544
TXU Eastern Funding Co.					
	6.150%	due	05/15/2002	64,800	65,772
	6.450%	due	05/15/2005	15,270	15,686
Union Electric Co.					
	8.000%	due	12/15/2022	1,000	1,020
Vodafone Group PLC					
	3.310%	due	12/19/2001 (d)	27,800	27,840
	7.750%	due	02/15/2010	500	548
Williams Cos., Inc.					
	4.070%	due	11/15/2001 (d)	37,600	37,652
	6.200%	due	08/01/2002	5,000	5,083
	7.625%	due	07/15/2019	85	83
Wilmington Trust Co. - Tucson Electric					
	10.732%	due	01/01/2013	991	1,126
WorldCom, Inc.					
	4.302%	due	11/26/2001 (d)	10,300	10,311
	7.375%	due	01/15/2003	21,150	21,885
	6.125%	due	04/15/2012	39,360	39,901
	8.250%	due	05/15/2031	310	312
Xcel Energy, Inc.					
	7.000%	due	12/01/2010	130	137
					2,537,438
Total Corporate Bonds & Notes (Cost $15,896,786)					16,002,980
MUNICIPAL BONDS & NOTES 0.7%					
Alabama 0.0%					
Jefferson County, Alabama Sewer Revenue Bonds Warrants, (FGIC Insured), Series 2000-323					
	7.620%	due	02/01/2029 (d)	4,500	4,438
Jefferson County, Alabama Sewer Revenue Bonds Warrants, (FGIC Insured), Series 2000-352					
	7.992%	due	02/01/2036 (d)	625	617
Jefferson County, Alabama Sewer Revenue Bonds, (FGIC Insured), Series 2001					
	6.940%	due	02/01/2039	5,500	5,253
Montgomery Alabama Special Care Facilities Financing Authority Revenue Bonds, (MBIA Insured), Series 2000					
	5.410%	due	11/15/2029	1,000	913
					11,221
California 0.0%					
California State Department of Water Resources Center Valley Project Revenue Bonds, Series 2000					
	6.030%	due	12/01/2029	2,500	2,466
Fairfield California Redevelopment Agency Tax Allocation Bonds, Series 1997					
	7.700%	due	06/01/2002	5	5
Foothill Eastern Transportation Corridor Agency California Toll Road Revenue Bonds, Series 1995					
	0.000%	due	01/01/2026	9,000	2,574
	0.000%	due	01/01/2030	3,590	830
Los Angeles County Metropolitan Transportation Authority Sales Tax Revenue Bonds, (AMBAC Insured), Series 2000					
	7.870%	due	07/01/2023	3,500	3,526
Modesto California Financing Authority Revenue Bonds, (AMBAC Insured), Series 1998					
	5.000%	due	09/01/2029	300	300

				Principal Amount (000s)	Value (000s)
Orange County School Board, Certificate of Participation, (MBIA Insured), Series 2000					
	7.370%	due	08/01/2024	3,500	3,395
San Diego Public Facilities Financing Authority Revenue Bonds, (FGIC Insured), Series 1999					
	5.000%	due	05/15/2029	1,000	1,001
San Francisco, California City & County Common International Airport Revenue Bonds, (MBIA Insured), Series 2000					
	4.840%	due	05/01/2028	3,350	2,822
					16,919
Colorado 0.0%					
Denver Colorado City & County Airport Revenue Bonds, Series 2000 5.980% due 11/15/2025				2,500	2,375
Florida 0.0%					
Broward County Florida Airport System Revenue Bonds, (AMBAC Insured), Series 2000					
	6.870%	due	10/01/2023	1,328	1,128
Florida State Board of Education General Obligation Bonds, (FGIC Insured), Series 2000					
	6.370%	due	06/01/2023	3,500	2,874
Florida State Governmental Utility Authority Revenue Bonds, (AMBAC Insured), Series 2000					
	7.370%	due	10/01/2029 (d)	6,453	6,186
Florida State Turnpike Authority Revenue Bonds, (FGIC Insured), Series 2000					
	4.440%	due	07/01/2027	6,323	5,034
Lakeland Florida Electric & Water Revenue Bonds, (MBIA Insured), Series 2000					
	5.000%	due	10/01/2028	2,675	2,575
Modesto Public Financing Authority Lease Revenue Bonds, (AMBAC Insured), Series 2000					
	7.770%	due	09/01/2029	2,500	2,500
					20,297
Georgia 0.1%					
Atlanta, Georgia Water & Wastewater Revenue Bonds, (FGIC Insured), Series 2000					
	5.440%	due	11/01/2036	22,300	20,615
Georgia Local Government Certificate Of Participation, (MBIA Insured), Series 2000					
	5.810%	due	06/01/2028 (l)	9,950	8,657
					29,272
Hawaii 0.0%					
Honolulu Hawaii City & County Wastewater System Revenue Bonds, (FGIC Insured), Series 2000					
	6.870%	due	07/01/2028	7,200	6,030
Illinois 0.1%					
Chicago, Illinois Board Education General Obligation Bonds, (FGIC Insured), Series 1998					
	0.000%	due	12/01/2027	15,000	3,619
Chicago, Illinois Board of Education General Obligation Bonds, (FGIC Insured), Series 1998					
	0.000%	due	12/01/2020	12,000	4,350
Chicago, Illinois General Obligations Bonds, (FGIC Insured), Series 2000	6.980%	due	01/01/2040	4,750	4,964
	5.500%	due	01/01/2040	3,000	3,071
Chicago, Illinois Residual General Obligation Bonds, (MBIA Insured), Series 2000					
	7.620%	due	01/01/2028 (d)	3,100	2,972
Chicago, Illinois Sales Tax Revenue Bonds, (FGIC Insured), Series 1999	5.375%	due	01/01/2030	15,000	15,173
Cook County Illinois General Obligation Bonds, (FGIC Insured), Series 2000 5.000% due 11/15/2028				3,220	2,950
					37,099
Massachusetts 0.2%					
Boston Massachusetts Water & Sewer Common Revenue Bonds, (FGIC Insured), Series 2000					
	5.510%	due	11/01/2028	3,500	3,325
E-470 Public Highway Residual 144a Revenue Bonds, (MBIA Insured), Series 2000					
	7.370%	due	09/01/2021	2,590	2,571
Massachusetts Bay Transportation Authority Revenue Bonds, (MBIA Insured), Series 2000					
	6.920%	due	03/01/2021	5,150	4,706
Massachusetts State Turnpike Authority Metro Highway System Revenue Bonds, (MBIA Insured), Series 2001					
	5.000%	due	01/01/2037 (d)	3,000	2,779
Massachusetts State Turnpike Authority Revenue Bonds, (AMBAC Insured), Series 2000					
	7.570%	due	01/01/2039 (d)	10,250	9,468
Massachusetts State Turnpike Authority Revenue Bonds, (MBIA Insured), Series 2000					
	7.540%	due	01/01/2037	21,950	20,304
Massachusetts State Water Reserve Authority Revenue Bonds, (FSA Insured), Series 2000					
	6.920%	due	08/01/2037 (d)	500	428
Southbridge Associations Limited Liability Corporation Massachusetts, Revenue Bonds, (MBIA-Insured), Series 2000					
	7.590%	due	02/01/2022	31,105	33,788
					77,369
Mississippi 0.0%					
Mississippi Development Bank Special Obligation Bonds, (AMBAC Insured), Series 2000					

				Principal Amount (000s)	Value (000s)
	7.500%	due	07/01/2024	2,500	2,459

Nevada 0.1%
Clark County, Nevada General Obligation Ltd. Bonds,
|(MBIA Insured), Series 2000

	8.440%	due	07/01/2030 (d)	20,913	21,671

Nevada State General Obligation Bonds, (FGIC Insured),
Series 2001 6.690% due 05/15/2028 (d)

				10,000	9,363
					31,034

New Jersey 0.0%
Essex County New Jersey Important Authority Lease
Revenue Bonds, (FGIC Insured), Series 2000

	7.090%	due	10/01/2030	250	290

Mercer County New Jersey Important Authority Revenue
Bonds, Series 2000

	7.140%	due	01/01/2018	3,103	3,793

New Jersey Health Care Facilities Financing Authority
Revenue Bonds, (MBIA Insured), Series 2000

	5.130%	due	07/01/2028	2,000	1,780
					5,863

New York 0.1%
Long Island Power Authority New York Electric System
Revenue Bonds, (FSA Insured), Series 2001

	7.040%	due	12/01/2022 (d)	4,000	4,000

Long Island Power Authority Revenue Bonds,
(FSA Insured), Series 2000

	7.950%	due	12/01/2022	4,500	4,494

Long Island Power Authority Revenue Bonds,
(MBIA Insured), Series 2000

	8.200%	due	12/01/2026	5,500	5,569

New York City Municipal Bonds, Series 1997

	3.898%	due	08/01/2002 (d)	1,937	1,937

New York City Municipal Water Finance Authority, Revenue Bonds,
(MBIA-IBC Insured), Series 2000

	6.940%	due	06/15/2025	6,565	5,777

New York City, New York General Obligation Bonds,
Series 1997-D

	4.545%	due	08/01/2002 (d)	2,883	2,883

New York City, New York Municipal Water & Sewer System
Financial Authority Revenue Bonds, (FSA Insured),
Series 2000

	5.510%	due	06/15/2029 (d)	3,000	2,831

New York City, New York Transitional Financial Authority
Revenue Bonds, Series 2000

	6.510%	due	11/01/2024 (d)	1,250	1,209

New York City, New York Transitional Financing Authority
Revenue Bonds, (FGIC-TCRS Insured), Series 2000

	4.790%	due	11/15/2023	2,500	2,169

New York State Dormitory Authority Lease Revenue
Bonds, (MBIA Insured), Series 2001

	4.750%	due	01/15/2029 (d)	3,650	3,121

New York State Dormitory Authority Revenue Bonds,
(MBIA Insured), Series 2000

	7.570%	due	02/15/2023	2,550	2,458

Niagara Frontier Airport Revenue Bonds, (MBIA Insured),
Series 1999

	5.625%	due	04/01/2029	1,000	1,016

Port Authority New York & New Jersey Special Obligation
Revenue Bonds, (MBIA Insured), Series 2000

	7.600%	due	12/01/2022	3,250	3,453
					40,917

North Dakota 0.0%
Mercer County Improvement Authority Revenue Bonds,
Series 1978

	5.800%	due	01/01/2018	55	61

Ohio 0.0%
Hamilton County Ohio Sales Tax Revenue Bonds,
(MBIA Insured), Series 2000

	5.720%	due	12/01/2027	3,250	3,120

Pennsylvania 0.0%
Allegheny County Hospital Development Authority Revenue
Bonds, (MBIA Insured), Series 2000 A

	6.500%	due	11/15/2030	1,000	1,126

Allegheny County Pennsylvania Port Authority SPL
Revenue Bonds, Series 2001

	5.000%	due	03/01/2025	1,000	981

Philadelphia, Pennsylvania School District General Obligation
Bonds, (MBIA State Aid Withholding Insured), Series 2000

	6.870%	due	04/01/2027	3,150	2,681

Philadelphia, Pennsylvania School District General Obligation
Bonds, (MBIA State Aid Withholding Insured), Series 2001

	0.000%	due	04/01/2027	500	426

Pittsburgh & Allegheny County Revenue Bonds,
(AMBAC Insured), Series 1999

	5.000%	due	02/01/2029	500	487
					5,701

Texas 0.1%
Dallas-Fort Worth International Airport Revenue
Bonds, (FGIC Insured), Series 2000

	6.000%	due	11/01/2028	4,000	4,200

Denton County, Texas Utility System Revenue Bonds,
(MBIA Insured), Series 2000

	5.680%	due	12/01/2029 (d)	3,000	2,906

Grapevine-Colleyville Independent General Obligation
Bonds, (PSF-GTD Insured), Series 2000

	6.000%	due	08/15/2029	10,500	8,754

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
Houston Independent School District General Obligation Bonds, (PSF Insured), Series 1999					
	4.750%	due	02/15/2026	10,500	9,673
Houston, Texas Airport System Revenue Bonds, (FGIC Insured), Series 2000					
	5.290%	due	07/01/2025	2,750	2,506
Houston, Texas Airport System Revenue Bonds, (FGIC Insured), Series 2001					
	7.570%	due	07/01/2028 (d)	10,000	8,525
Houston, Texas Independent School District (PSF-GTD Insured), Series 2000					
	4.790%	due	02/15/2026	15,088	12,787
Houston, Texas Water & Sewer System Revenue Bonds, (FGIC Insured), Series 2001	5.250%	due	12/01/2030 (d)	500	500
North Texas Towey Authority Dallas North Towey System Revenue Bonds, (FGIC Insured), Series 1998					
	4.750%	due	01/01/2029	4,000	3,665
					53,516
Utah 0.0%					
Weber County, Utah Hospital Revenue Bonds, Series 1999					
	5.000%	due	08/15/2030	500	472
Washington, DC 0.0%					
Washington D.C. Convention Center Authority Dedicated Tax Revenue Bonds, (AMBAC Insured), Series 2000					
	5.030%	due	10/01/2028	6,500	5,444
Total Municipal Bonds & Notes (Cost $313,349)					349,169
U.S. GOVERNMENT AGENCIES 0.6%					
A.I.D. Housing Guarantee - Peru					
	9.980%	due	08/01/2008	770	804
Fannie Mae					
	5.375%	due	03/15/2002	750	760
	4.700%	due	05/23/2003	815	827
	4.750%	due	05/23/2003	1,000	1,003
	5.450%	due	02/12/2004	2,200	2,224
	6.500%	due	08/15/2004	550	593
	6.560%	due	12/10/2007	190	197
	5.870%	due	01/28/2009	200	201
	7.250%	due	01/15/2010	900	1,032
	7.125%	due	06/15/2010	21,210	24,135
	6.250%	due	02/01/2011	1,200	1,264
	6.000%	due	05/15/2011	2,800	2,955
	6.875%	due	09/10/2012	1,000	1,085
	6.930%	due	09/17/2012	1,000	1,095
	6.875%	due	09/24/2012	2,000	2,183
	7.250%	due	05/15/2030	125	144
	6.625%	due	11/15/2030	610	652
Federal Farm Credit Bank					
	6.400%	due	01/16/2002	100	101
	6.060%	due	05/28/2013	100	105
Federal Home Loan Bank					
	4.875%	due	01/22/2002	115	116
	5.805%	due	02/15/2002 (d)	17,000	17,083
	6.880%	due	08/15/2003	1,000	1,068
	5.060%	due	10/16/2003	1,700	1,702
	5.920%	due	08/25/2008	500	530
	6.026%	due	01/22/2009	275	278
	5.920%	due	03/03/2009	500	529
	6.500%	due	08/14/2009	1,200	1,314
	0.000%	due	09/10/2018	15,000	4,577
	0.000%	due	12/21/2018	4,250	1,313
Freddie Mac					
	5.500%	due	05/15/2002	435	443
	4.500%	due	03/15/2004	70	65
	5.250%	due	01/15/2006	165	156
	6.000%	due	02/21/2006	1,000	1,043
	9.000%	due	09/15/2008	18	19
	10.250%	due	03/15/2009	1	1
	6.450%	due	04/29/2009	100	102
	5.750%	due	09/15/2010	165	159
SallieMae					
	6.896%	due	10/25/2004 (d)	7,784	7,783
Small Business Administration					
	7.449%	due	08/01/2010	121,780	133,040
	7.700%	due	07/01/2016	672	729
	6.950%	due	11/01/2016	4,004	4,231
	6.700%	due	12/01/2016	15,208	15,922
	7.150%	due	03/01/2017	7,321	7,795
	7.190%	due	12/01/2019	470	501
	7.630%	due	06/01/2020	23,128	25,127
	6.900%	due	12/01/2020	9,858	10,345
	6.340%	due	03/01/2021	32,863	33,462
Tennessee Valley Authority					
	0.000%	due	04/15/2042	6,055	3,089
Total U.S. Government Agencies (Cost $297,298)					313,882
U.S. TREASURY OBLIGATIONS 7.3%					
Treasury Inflation Protected Securities (i)(j)					
	3.625%	due	07/15/2002 (b)	1,093,385	1,112,521
	3.375%	due	01/15/2007 (b)	312,510	321,593
	3.625%	due	01/15/2008	922,587	957,472
	3.875%	due	01/15/2009	546,784	575,319
	3.500%	due	01/15/2011	57,015	58,654
	3.625%	due	04/15/2028	250,865	257,685
	3.875%	due	04/15/2029	159,188	170,978
U.S. Treasury Bonds					
	8.125%	due	08/15/2021	900	1,193
	8.000%	due	11/15/2021	5,000	6,560
	6.000%	due	02/15/2026	10,100	10,778
	5.500%	due	08/15/2028	32,900	32,900
	6.250%	due	05/15/2030	1,215	1,353
U.S. Treasury Notes					
	3.875%	due	06/30/2003	195	199
	5.250%	due	05/15/2004	1,310	1,380
	7.250%	due	05/15/2004	990	1,092
	4.625%	due	05/15/2006	3,625	3,754
	5.500%	due	05/15/2009	1,150	1,229

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	6.500%	due	02/15/2010	700	795
U.S. Treasury Strips					
	0.000%	due	11/15/2001	43	43
	0.000%	due	05/15/2008	750	556
	0.000%	due	02/15/2012	375	222
	0.000%	due	11/15/2021	200	63
Total U.S. Treasury Obligations (Cost $3,421,861)					3,516,339
MORTGAGE-BACKED SECURITIES 73.5%					
Collateralized Mortgage Obligations 23.8%					
ABN AMRO Mortgage Corp.					
	6.750%	due	09/25/2028	3,765	3,873
	6.750%	due	11/25/2028	600	611
	6.500%	due	06/25/2029	7,093	7,151
American Southwest Financial Securities Corp.					
	7.400%	due	11/17/2004	17,331	18,037
	12.500%	due	04/01/2015	208	210
	7.248%	due	11/25/2038	58,229	58,658
Amresco Commercial Mortgage Funding I					
	7.180%	due	06/17/2029	55	59
Aurora Loan Services					
	4.493%	due	05/25/2030 (d)	29,829	29,868
Bank of America Funding Corp.					
	6.750%	due	11/20/2032	17,000	17,537
Bank of America Mortgage Securities, Inc.					
	6.250%	due	07/25/2014	9,592	9,792
	6.250%	due	08/25/2028	25,000	24,811
	6.500%	due	05/25/2029	35,243	35,278
	7.250%	due	10/25/2029	11,015	11,462
	7.500%	due	04/25/2030	1,862	1,886
	7.500%	due	01/25/2031	98,600	100,365
	7.500%	due	02/25/2031	8,804	8,995
	7.000%	due	03/25/2032	53,400	55,566
Bear Stearns Adjustable Rate Mortgage Trust					
	7.275%	due	11/25/2030 (d)	114,401	116,538
	7.491%	due	12/25/2030 (d)	103,109	104,540
	7.482%	due	12/25/2030 (d)	86,375	87,740
	6.928%	due	02/25/2031 (d)	27,499	27,641
	7.013%	due	02/25/2031 (d)	17,412	17,502
	6.583%	due	08/25/2031 (d)	15,900	16,152
	6.688%	due	09/25/2031 (d)	67,954	70,010
	6.792%	due	01/25/2032 (d)	62,171	64,049
Bear Stearns Commercial Mortgage Securities, Inc.					
	5.910%	due	05/14/2008	126	131
	7.000%	due	05/20/2030	45,308	48,519
Bear Stearns Mortgage Securities, Inc.					
	4.555%	due	10/25/2023 (d)	2,171	2,307
	10.000%	due	08/25/2024	5,000	5,820
	7.000%	due	03/25/2027	7,000	7,123
	8.125%	due	09/25/2027	2,422	2,519
	7.000%	due	02/25/2028	10,000	10,415
	7.421%	due	06/25/2030 (d)	5,196	5,155
Capco America Securitization Corp.					
	5.860%	due	12/15/2007	43	45
CDC Depositor Trust I					
	3.918%	due	01/15/2003 (d)	6,611	6,611
Cendant Mortgage Corp.					
	7.250%	due	04/18/2013	456	462
	6.506%	due	11/18/2028 (d)	6,317	6,066
	6.502%	due	11/18/2028 (d)	13,308	13,379
Chase Commercial Mortgage Securities Corp.					
	7.631%	due	07/15/2032	275	307
Chase Mortgage Finance Corp.					
	7.000%	due	07/25/2024	1,132	1,130
	7.000%	due	08/25/2024	2,562	2,614
	6.750%	due	03/25/2025	12,109	12,079
	8.257%	due	04/25/2025 (d)	3,258	3,321
	6.750%	due	10/25/2028	39,000	40,325
	6.350%	due	07/25/2029	54,323	55,801
	7.750%	due	08/25/2030	10,214	10,738
Chemical Mortgage Securities, Inc.					
	7.250%	due	01/25/2026	10,868	11,268
Citicorp Mortgage Securities, Inc.					
	7.873%	due	10/25/2022 (d)	7,844	8,030
	6.250%	due	04/25/2024	11,796	11,627
	6.250%	due	05/25/2024	274	274
	7.250%	due	10/25/2027	20,462	21,128
	6.500%	due	11/25/2027	5,354	5,349
	6.750%	due	09/25/2028	9,282	9,628
	7.000%	due	09/25/2030	7,419	7,643
	7.500%	due	10/25/2030	11,873	12,531
	7.000%	due	02/25/2031	36,610	38,095
CMC Securities Corp. II					
	7.779%	due	04/25/2025 (d)	86	88
CMC Securities Corp. III					
	6.750%	due	05/25/2028	5,000	5,171
CMC Securities Corp. IV					
	7.250%	due	11/25/2027	10,378	10,862
Collateralized Mortgage Obligation Trust					
	8.000%	due	09/20/2021	4,959	5,095
Collateralized Mortgage Obligation Trust I					
	10.200%	due	02/01/2016	1,747	1,797
Collateralized Mortgage Securities Corp.					
	11.450%	due	11/01/2015 (d)	103	104
	8.750%	due	04/20/2019	309	323
	8.800%	due	04/20/2019	216	226
COMM					
	6.145%	due	02/15/2008	13,742	14,341
	4.300%	due	12/16/2011 (d)	9,000	9,016
Commercial Mortgage Acceptance Corp.					
	7.030%	due	05/15/2009	75	81
Commercial Mortgage Asset Trust					
	7.546%	due	01/17/2010	500	555
	6.640%	due	09/17/2010	455	485
	6.975%	due	04/17/2013	145	156
Countrywide Alternative Loan Trust					
	8.000%	due	07/25/2030	12,088	12,318
Countrywide Funding Corp.					
	6.625%	due	02/25/2024	33,827	35,032
	6.875%	due	03/25/2024	9,080	9,382
	6.750%	due	03/25/2024	12,967	12,829
Countrywide Home Loans					
	6.500%	due	07/25/2013	5,676	5,903
	6.250%	due	08/25/2014	3,625	3,700
	6.750%	due	11/25/2025	25,567	24,990

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

			Principal Amount (000s)	Value (000s)
7.500%	due	04/25/2027	1,514	1,578
7.500%	due	06/25/2027	11,980	12,427
7.500%	due	09/25/2027	20,000	20,434
7.250%	due	12/25/2027	6,224	6,162
7.250%	due	02/25/2028	57,846	59,774
6.750%	due	06/25/2028	15,103	15,406
6.750%	due	08/25/2028	2,511	2,507
6.750%	due	10/25/2028	15,567	15,505
6.750%	due	11/25/2028	5,000	5,105
6.500%	due	01/25/2029	24,978	25,485
6.500%	due	03/25/2029	21,744	21,958
6.050%	due	04/25/2029	2,654	2,693
7.250%	due	08/25/2029	7,200	7,357
7.750%	due	04/25/2030	24,455	24,676
7.750%	due	10/25/2030	46,309	47,927
7.750%	due	01/25/2031	36,577	37,352
7.500%	due	01/25/2031	1,051	1,093
6.099%	due	07/19/2031 (d)	21,750	22,338
Credit-Based Asset Servicing and Securitization				
4.215%	due	09/25/2029 (d)	914	918
4.125%	due	02/25/2030 (d)	40,811	40,870
Crusade Global Trust				
3.900%	due	02/15/2030 (d)	74,167	74,387
CS First Boston Mortgage Securities Corp.				
6.520%	due	07/17/2007	50	53
6.750%	due	12/27/2028	13,409	13,396
6.960%	due	06/20/2029	491	505
7.500%	due	03/25/2031	39,770	39,979
4.130%	due	06/25/2031 (d)	32,077	32,170
4.180%	due	06/25/2031 (d)	68,822	69,113
7.290%	due	09/15/2041	335	367
Dime Savings				
7.317%	due	11/01/2018 (d)	114	111
DLJ Commercial Mortgage Corp.				
4.235%	due	09/05/2001 (d)	426	427
4.095%	due	05/05/2003 (d)	28,996	28,996
4.334%	due	07/05/2008 (d)	1,314	1,320
7.300%	due	06/10/2032	515	565
DLJ Mortgage Acceptance Corp.				
7.580%	due	02/12/2006 (d)	4,000	4,335
6.446%	due	08/01/2021 (d)	3,269	3,316
7.793%	due	09/01/2021 (d)	36	36
8.000%	due	03/25/2022	96	96
8.230%	due	12/25/2022 (d)	949	950
7.067%	due	03/25/2023	171	173
8.938%	due	03/25/2024 (d)	202	205
8.603%	due	05/25/2024 (d)	69	71
9.234%	due	10/25/2024 (d)	328	361
4.125%	due	06/25/2026 (d)	1,146	1,151
6.850%	due	12/17/2027	6,605	7,008
Drexel Burnham Lambert CMO Trust				
9.500%	due	11/20/2017	463	483
DVI Business Credit Receivable Corp. III				
4.300%	due	10/15/2003 (d)	3,850	3,871
E-Trade Bank Adjustable Rate Mortgage Trust				
7.174%	due	09/25/2031	26,293	26,737
Fannie Mae				
7.500%	due	05/25/2005	6,700	6,922
7.500%	due	02/25/2006	375	383
7.000%	due	05/25/2006	211	216
6.500%	due	07/25/2006	16	17
8.000%	due	11/25/2006	4	4
6.350%	due	12/25/2006	3	3
7.500%	due	05/25/2007	656	670
6.250%	due	07/25/2007	26	26
6.000%	due	07/25/2007	300	305
6.740%	due	08/25/2007	145	155
6.270%	due	09/25/2007	3,000	3,131
7.000%	due	10/25/2007	200	211
6.500%	due	05/25/2008	500	520
6.000%	due	08/25/2008	27	27
10.500%	due	08/25/2008	7,146	7,842
9.483%	due	09/25/2008 (d)	1,606	1,602
6.500%	due	11/18/2008	1,022	1,024
6.500%	due	02/25/2009	51	53
4.000%	due	02/25/2009	24	24
6.000%	due	02/25/2009	1,400	1,453
6.500%	due	03/25/2009	95	99
6.875%	due	06/25/2009	60	61
6.500%	due	08/25/2010	500	518
6.750%	due	11/25/2010	307	308
6.500%	due	04/25/2013	75	78
6.000%	due	03/18/2015	3,377	3,376
6.450%	due	09/25/2016	1,272	1,279
8.000%	due	12/25/2016	146	152
6.750%	due	07/18/2017	2,240	2,251
11.000%	due	11/25/2017	856	951
9.250%	due	04/25/2018	123	137
9.300%	due	05/25/2018	530	569
4.144%	due	06/25/2018 (d)	2	2
9.500%	due	06/25/2018	445	481
9.500%	due	11/25/2018	4,152	4,265
6.000%	due	02/25/2019	1,647	1,659
6.500%	due	03/25/2019	605	611
9.500%	due	06/25/2019	1,110	1,195
9.300%	due	08/25/2019	56	60
6.350%	due	08/25/2019	32	32
9.000%	due	12/25/2019	4,701	5,089
7.500%	due	12/25/2019	5,722	6,073
7.000%	due	03/25/2020	1,081	1,138
7.000%	due	04/25/2020	18	18
7.500%	due	05/25/2020	2,421	2,519
5.000%	due	09/25/2020	200	201
7.000%	due	09/25/2020	4,138	4,143
9.000%	due	09/25/2020	2,552	2,725
8.000%	due	12/25/2020	28,173	29,655
8.750%	due	01/25/2021	2,529	2,743
9.000%	due	01/25/2021	3,869	4,254
5.750%	due	02/18/2021	100	101
9.000%	due	03/25/2021	354	385
7.000%	due	05/25/2021	300	308
6.500%	due	06/25/2021	5,887	6,056
6.250%	due	06/25/2021	658	665
8.000%	due	07/25/2021	11,070	11,828
8.500%	due	09/25/2021	4,024	4,351
7.000%	due	10/25/2021	8,364	8,575

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

			Principal Amount (000s)	Value (000s)
8.000%	due	10/25/2021	17,422	17,739
7.000%	due	11/25/2021	14,934	15,189
6.000%	due	12/25/2021	11	11
5.000%	due	12/25/2021	500	500
4.000%	due	01/25/2022	126	127
7.750%	due	01/25/2022	16,686	17,814
8.000%	due	01/25/2022	18,871	19,228
8.000%	due	03/25/2022	22	22
7.000%	due	04/25/2022	17,091	17,525
5.000%	due	04/25/2022	48	49
7.000%	due	04/25/2022	145	157
7.500%	due	05/25/2022	2,000	2,143
7.375%	due	05/25/2022	9,870	10,438
8.000%	due	06/25/2022	4,154	4,419
7.000%	due	06/25/2022	1,014	1,062
7.000%	due	07/25/2022	4,540	4,750
8.000%	due	07/25/2022	56,546	59,732
7.800%	due	10/25/2022	2,570	2,733
6.500%	due	10/25/2022	4,272	4,393
7.000%	due	03/25/2023	30,979	32,966
6.500%	due	03/25/2023	2,000	2,061
6.500%	due	05/18/2023	6,158	6,200
6.900%	due	05/25/2023	169	172
7.000%	due	06/25/2023	5,606	5,642
6.000%	due	08/25/2023	14,131	12,666
6.500%	due	08/25/2023	6	6
6.500%	due	09/18/2023	559	566
1.000%	due	09/25/2023	135	127
6.750%	due	09/25/2023	4,224	4,181
7.000%	due	09/25/2023	2,259	2,266
6.750%	due	10/25/2023	635	630
6.500%	due	10/25/2023	8,895	8,959
7.500%	due	10/25/2023	27	28
6.500%	due	11/25/2023	20	20
6.500%	due	12/25/2023	165	168
5.000%	due	01/25/2024	419	427
6.500%	due	01/25/2024	48,562	49,126
6.500%	due	02/25/2024	5,150	5,274
7.000%	due	03/25/2024	10,267	10,658
7.500%	due	06/20/2024	53	54
6.500%	due	08/17/2024	17,000	17,535
6.000%	due	12/25/2024	1,703	1,729
7.000%	due	02/18/2025	37	37
6.600%	due	05/18/2025	219	228
7.500%	due	11/17/2025	289	305
7.500%	due	12/25/2025	360	374
7.000%	due	02/15/2026	132	136
6.950%	due	03/25/2026	156	156
7.000%	due	07/18/2026	450	458
6.500%	due	09/18/2026	120	124
7.000%	due	12/18/2026	17,287	17,912
6.000%	due	12/25/2026	170	173
8.500%	due	02/17/2027	1,474	1,641
6.000%	due	03/25/2027	320	325
5.000%	due	04/18/2027	1,000	989
6.000%	due	05/17/2027	5,470	5,336
7.000%	due	06/18/2027	684	719
7.000%	due	07/18/2027	460	485
6.500%	due	07/18/2027	184	190
7.500%	due	08/20/2027	2,697	2,882
7.000%	due	12/20/2027	13,188	13,634
4.481%	due	04/18/2028 (d)	2,404	2,412
6.500%	due	05/20/2028	1,228	1,159
6.500%	due	06/25/2028	4,700	4,843
6.500%	due	07/18/2028	67,412	67,707
6.000%	due	07/18/2028	9,182	8,666
9.113%	due	09/25/2028	14,608	16,444
6.500%	due	10/25/2028	40,000	40,125
6.250%	due	02/25/2029	3,500	3,482
7.500%	due	04/25/2029	1,139	1,188
6.000%	due	04/25/2029	11,362	9,952
7.500%	due	06/19/2030	260	270
4.293%	due	08/25/2030 (d)	55,474	55,609
5.506%	due	10/18/2030 (d)	41,183	41,276
6.500%	due	03/10/2031	54,031	52,073
7.500%	due	07/25/2031	1,072	1,111
6.500%	due	07/25/2031	12,065	11,228
6.750%	due	08/21/2031	141,441	144,702
6.750%	due	08/25/2031	148,672	145,901
4.210%	due	09/25/2031	18,210	18,245
6.500%	due	10/25/2031	10,057	9,693
6.500%	due	10/30/2031	20,388	19,566
6.390%	due	05/25/2036	32,688	30,773
6.500%	due	06/17/2038	5,000	5,195
6.300%	due	10/17/2038	16,303	15,677

Federal Housing Administration

6.750%	due	10/30/2031	154,200	156,826

FFCA Secured Lending Corp.

7.850%	due	10/18/2017	29,600	31,234

First Commonwealth Savings & Loan

10.375%	due	04/01/2005	14	15

First Horizon Asset Securities, Inc.

7.000%	due	02/25/2031	20,818	21,663

First Interstate Bancorp

8.875%	due	01/01/2009	126	136
9.125%	due	01/01/2009 (d)	8	8

First Nationwide Trust

6.500%	due	03/25/2029	4,400	4,459
7.750%	due	07/25/2030	6,000	6,263

First Union Residential Securitization, Inc.

7.000%	due	04/25/2025	348	362
6.750%	due	08/25/2028	9,048	9,152

First Union-Lehman Brothers Commercial Mortgage

7.150%	due	02/18/2004	21	21

Freddie Mac

8.000%	due	03/15/2002	36	36
7.000%	due	10/15/2003	2,424	2,485
6.750%	due	10/15/2003	9,124	9,238
7.000%	due	12/15/2003	64	65
6.500%	due	04/15/2005	403	405
10.150%	due	04/15/2006	4	4
6.500%	due	07/15/2006	977	992
6.500%	due	08/15/2006	184	186
7.500%	due	02/15/2007	581	598
7.750%	due	04/01/2007	12	12
7.500%	due	04/01/2007	10	11

			Principal Amount (000s)	Value (000s)
7.000%	due	07/01/2007	2	2
6.500%	due	07/15/2007	3,891	3,924
8.000%	due	10/01/2007	46	47
5.500%	due	10/15/2007	660	660
6.500%	due	05/15/2008	981	995
8.550%	due	06/15/2008 (d)	99	96
6.000%	due	11/15/2008	225	233
6.200%	due	12/15/2008	4,748	4,980
8.500%	due	03/01/2009	126	134
6.000%	due	03/15/2009	265	276
11.250%	due	10/01/2009	2	2
7.000%	due	06/01/2010	12	13
7.550%	due	03/15/2012	180	189
11.875%	due	06/15/2013	81	87
8.500%	due	08/15/2013	2,000	2,042
8.500%	due	09/15/2013	4,745	4,804
6.000%	due	11/15/2014	400	396
10.100%	due	09/01/2016	233	258
7.500%	due	11/15/2016	28,055	29,470
6.250%	due	10/15/2017	6,233	6,263
6.350%	due	03/25/2018	91	92
5.500%	due	05/15/2018	225	227
6.400%	due	02/15/2019	5,095	5,142
6.500%	due	04/15/2019	1,066	1,083
10.000%	due	11/15/2019	72	76
3.950%	due	06/15/2020 (d)	66	67
5.250%	due	07/15/2020	94	94
5.750%	due	08/15/2020	232	235
9.000%	due	09/15/2020	44	46
5.000%	due	10/15/2020	927	935
5.500%	due	10/15/2020	8	8
8.900%	due	11/15/2020	8,710	8,978
9.500%	due	11/15/2020	2,485	2,531
6.250%	due	12/15/2020	145	150
6.000%	due	12/15/2020	186	188
8.750%	due	12/15/2020	986	1,039
9.000%	due	12/15/2020	2,155	2,268
6.250%	due	01/15/2021	200	203
9.500%	due	01/15/2021	1,532	1,649
7.000%	due	01/15/2021	1,634	1,641
7.000%	due	02/15/2021	772	780
8.000%	due	04/15/2021	66	68
6.500%	due	05/15/2021	68	69
6.500%	due	05/17/2021	24	24
6.000%	due	06/15/2021	1,729	1,732
8.500%	due	06/15/2021	18,766	19,788
9.000%	due	07/15/2021	1,598	1,694
9.500%	due	07/15/2021	687	697
6.950%	due	07/15/2021	345	354
8.000%	due	07/15/2021	1,553	1,555
6.000%	due	07/15/2021	135	138
6.200%	due	08/15/2021	596	605
6.950%	due	08/15/2021	116	120
9.500%	due	08/15/2021	1,329	1,406
8.000%	due	08/15/2021	20,925	21,220
6.500%	due	09/15/2021	739	754
7.000%	due	09/15/2021	96	99
4.500%	due	09/15/2021	222	223
6.500%	due	09/15/2021	14,613	14,744
7.000%	due	10/15/2021	1	2
6.000%	due	11/15/2021	360	361
8.000%	due	12/15/2021	19,348	20,535
6.850%	due	01/15/2022	688	714
8.250%	due	06/15/2022	3,911	4,090
7.000%	due	07/15/2022	9,959	10,362
8.500%	due	10/15/2022	5,700	5,973
6.000%	due	11/15/2022	220	223
7.000%	due	12/15/2022	21,000	21,916
7.500%	due	01/15/2023	18,998	20,402
6.500%	due	02/15/2023	1,250	1,305
7.500%	due	05/01/2023	802	843
6.500%	due	07/15/2023	240	250
7.000%	due	07/15/2023	288	297
7.500%	due	07/15/2023	395	416
6.500%	due	08/15/2023	77,994	78,953
7.410%	due	10/25/2023	2,102	2,150
7.400%	due	10/25/2023 (d)	10,508	11,007
6.500%	due	11/15/2023	145	146
6.500%	due	01/15/2024	35	36
7.500%	due	01/20/2024	17	17
5.000%	due	02/15/2024	116	111
6.500%	due	02/15/2024	12	12
7.500%	due	03/15/2024	6,793	7,004
6.500%	due	03/15/2024	340	343
8.000%	due	04/25/2024	511	561
6.250%	due	05/15/2024	14,142	14,257
8.500%	due	08/01/2024	1,126	1,203
7.250%	due	08/15/2024	132	134
8.000%	due	09/15/2024	16,250	17,705
8.500%	due	11/01/2024	482	515
5.650%	due	11/15/2024	140	142
6.750%	due	01/17/2025	3,305	3,335
6.000%	due	02/15/2025	3,078	3,126
7.500%	due	02/15/2025	1,705	1,729
7.000%	due	09/17/2025	40	41
7.000%	due	03/01/2026	81	85
6.500%	due	03/15/2026	110	110
6.000%	due	08/15/2026	2,400	2,438
3.631%	due	09/15/2026 (d)	33,850	33,751
7.240%	due	10/01/2026 (d)	2,191	2,232
6.000%	due	11/15/2026	550	559
7.000%	due	01/01/2027	92	96
7.500%	due	01/15/2027	27,169	28,372
8.000%	due	02/15/2027	37,222	40,623
7.000%	due	03/01/2027	115	120
7.500%	due	03/17/2027	20,000	21,600
6.890%	due	05/01/2027 (d)	289	297
6.500%	due	06/15/2027	10,786	10,672
6.000%	due	06/15/2027	202	207
7.500%	due	06/20/2027	20,956	22,365
6.500%	due	08/15/2027	16,600	16,081
6.500%	due	09/15/2027	73,000	74,427
6.500%	due	10/15/2027	32,300	32,869
6.000%	due	11/15/2027	665	670
6.500%	due	01/25/2028	8,691	8,590
6.250%	due	03/15/2028	10,000	9,963

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

			Principal Amount (000s)	Value (000s)
6.500%	due	04/15/2028	162,175	162,978
6.500%	due	05/15/2028	57,770	57,758
6.500%	due	06/15/2028	64,722	62,288
6.500%	due	06/20/2028	24,690	23,188
7.000%	due	07/01/2028	606	630
6.500%	due	07/15/2028	74,335	70,852
6.500%	due	08/15/2028	350,044	347,272
7.000%	due	11/15/2028	9,000	9,296
6.000%	due	12/01/2028	639	642
6.250%	due	12/15/2028	1,762	1,712
6.000%	due	12/15/2028	11,672	11,116
6.500%	due	12/15/2028	7,449	7,212
6.000%	due	12/15/2028	11,995	11,194
6.500%	due	01/01/2029	1,877	1,925
6.500%	due	01/15/2029	10,411	10,383
6.000%	due	01/15/2029	3,484	3,105
6.000%	due	02/15/2029	4,071	3,755
6.500%	due	03/01/2029	555	569
6.500%	due	03/15/2029	26,551	25,384
6.500%	due	05/01/2029	814	834
6.500%	due	06/01/2029	306	314
6.500%	due	07/01/2029	1,549	1,586
7.500%	due	02/01/2030	834	868
7.500%	due	07/15/2030	1,000	1,081
7.500%	due	08/15/2030	2,784	2,947
7.000%	due	09/15/2030 (d)	19,184	19,059
4.140%	due	09/15/2030	8,833	8,879
7.000%	due	10/15/2030	15,966	16,082
7.500%	due	10/15/2030	28,927	30,450
4.090%	due	11/15/2030 (d)	1,128	1,130
6.303%	due	08/15/2032 (d)	28,194	28,692
Fund America Investors Corp. II				
7.380%	due	06/25/2023 (d)	1,813	1,799
Gaston Oaks PLC				
6.930%	due	01/01/2036	1,292	1,352
General Electric Capital Mortgage Services, Inc.				
6.000%	due	02/25/2009	292	291
6.750%	due	12/25/2012	1,562	1,573
6.500%	due	09/25/2023	1,175	1,152
6.500%	due	12/25/2023	8,631	8,349
6.500%	due	01/25/2024	3,895	3,676
6.500%	due	03/25/2024	68,826	69,303
6.500%	due	04/25/2024	70,318	69,646
8.625%	due	11/25/2024	234	237
7.250%	due	05/25/2026	3,628	3,742
7.500%	due	06/25/2027	16,396	16,783
7.500%	due	07/25/2027	9,830	10,263
7.000%	due	10/25/2027	28,496	29,179
7.000%	due	11/25/2027	72,500	75,459
6.750%	due	05/25/2028	23,934	23,047
6.650%	due	05/25/2028	5,102	5,169
6.750%	due	06/25/2028	20,517	21,111
6.550%	due	06/25/2028	23,450	24,116
6.600%	due	06/25/2028	4,361	4,428
6.750%	due	06/25/2028	359	358
6.750%	due	10/25/2028	12,114	12,457
6.250%	due	12/25/2028	54,321	54,339
6.500%	due	12/25/2028	19,500	19,786
6.750%	due	05/25/2029	20,000	20,350
6.500%	due	05/25/2029	9,858	9,964
6.000%	due	07/25/2029	23,507	23,695
6.250%	due	07/25/2029	132,674	136,366
5.950%	due	07/25/2029	13,304	13,297
6.500%	due	07/25/2029	95,240	95,969
7.250%	due	08/25/2029	8,000	8,301
7.000%	due	09/25/2029	16,154	16,739
German American Capital Corp.				
4.305%	due	07/01/2018 (d)	7,855	7,737
GGP - Homart				
4.117%	due	06/10/2003 (d)	9,084	9,093
GMAC Commercial Mortgage Asset Corp.				
3.358%	due	07/20/2002	15,103	15,103
GMAC Commercial Mortgage Securities, Inc.				
6.566%	due	11/15/2007	85	90
6.150%	due	11/15/2007	204	213
6.700%	due	03/15/2008	29,732	31,373
6.806%	due	04/15/2008	1,000	1,046
6.974%	due	05/15/2008	26,539	28,445
8.950%	due	08/20/2017	420	462
6.570%	due	09/15/2033	44,643	47,061
6.945%	due	09/15/2033	25,060	26,715
GMAC Mortgage Corp. Loan Trust				
7.500%	due	05/25/2030	12,000	12,643
7.750%	due	10/25/2030	14,713	14,798
Goldman Sachs Mortgage Corp.				
6.000%	due	12/31/2007	7,693	7,991
Government Lease Trust				
4.000%	due	05/18/2011	3,000	2,487
Government National Mortgage Association				
6.250%	due	06/20/2022	24,470	24,848
7.250%	due	12/16/2023	4,060	4,122
8.000%	due	05/16/2024	10	10
7.000%	due	02/20/2025	4,793	4,847
7.000%	due	10/20/2025	7,000	7,328
7.000%	due	03/20/2026	320	333
6.000%	due	03/20/2026	1,500	1,524
4.130%	due	06/16/2026 (d)	932	933
7.000%	due	08/20/2026	77	78
7.500%	due	07/16/2027	31,842	33,987
7.000%	due	12/20/2027	3,154	3,154
6.500%	due	04/20/2028	12,147	12,075
6.750%	due	06/20/2028	23,382	22,865
6.500%	due	06/20/2028	32,684	32,510
7.250%	due	07/16/2028	30	33
6.500%	due	07/20/2028	41,299	38,099
6.500%	due	09/20/2028	30,040	28,219
6.500%	due	01/20/2029	29,398	28,508
7.000%	due	02/16/2029	6,815	6,998
8.000%	due	03/20/2029	7,151	7,511
6.500%	due	03/20/2029	16,259	16,387
6.000%	due	05/20/2029	11,385	10,268
7.000%	due	01/16/2030	6,843	6,736
7.500%	due	01/20/2030	336	350
3.988%	due	02/16/2030 (d)	31,776	31,971
4.058%	due	02/16/2030 (d)	18,812	18,962
4.088%	due	02/16/2030 (d)	34,649	34,784

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	7.500%	due	02/20/2030	18,301	19,072
	3.458%	due	06/20/2030 (d)	13,537	13,524
	4.110%	due	09/20/2030 (d)	7,577	7,575
	7.500%	due	09/20/2030	5,321	5,722
	4.280%	due	10/16/2030 (d)	43,495	43,495
Greenwich Capital Acceptance, Inc.					
	8.305%	due	04/25/2022 (d)	160	160
	7.795%	due	10/25/2022 (d)	11	11
	8.153%	due	01/25/2023	153	154
	7.181%	due	04/25/2023 (d)	945	944
	8.434%	due	04/25/2024 (d)	119	119
Guardian Savings & Loan Association					
	7.116%	due	09/25/2018 (d)	56	56
G-Wing Ltd.					
	6.776%	due	05/06/2004 (d)	6,200	6,200
Headlands Mortgage Securities, Inc.					
	7.250%	due	11/25/2012	1,496	1,514
	7.155%	due	12/25/2012	544	554
	7.250%	due	11/25/2027	13,143	13,326
	7.000%	due	02/25/2028	145	145
Home Savings of America					
	8.464%	due	08/01/2006	28	30
	5.685%	due	05/25/2027 (d)	2,229	2,210
	7.042%	due	08/20/2029 (d)	19,350	19,537
Housing Securities, Inc.					
	7.000%	due	05/25/2008	1,000	1,021
HVMLT					
	7.470%	due	08/19/2030	22,975	23,554
ICI Funding Corp. Secured Assets Corp.					
	7.250%	due	09/25/2027	18,068	18,483
	7.750%	due	03/25/2028	1,844	1,906
Impac CMB Trust					
	4.113%	due	07/25/2030 (d)	40,083	40,171
	3.860%	due	11/25/2031 (d)	14,900	14,924
Impac Secured Assets CMN Owner Trust					
	3.361%	due	01/25/2030 (d)	1,863	1,868
	4.280%	due	10/25/2030 (d)	33,140	33,241
Imperial CMB Trust					
	6.650%	due	11/25/2029	767	791
Imperial Savings Association					
	8.226%	due	01/25/2017 (d)	49	49
	8.839%	due	07/25/2017 (d)	202	201
Independent National Mortgage Corp.					
	8.250%	due	05/25/2010	110	112
	6.650%	due	10/25/2024	2,147	2,164
	8.750%	due	12/25/2024	28	28
	8.417%	due	01/25/2025 (d)	35	36
	6.319%	due	07/25/2025 (d)	4,245	4,248
	7.500%	due	09/25/2025	137	137
	6.930%	due	05/25/2026	58	58
Indymac Adjustable Rate Mortgage Trust					
	6.569%	due	08/25/2031 (d)	15,628	15,907
	6.490%	due	09/25/2031 (d)	99,000	103,300
	6.490%	due	09/28/2031 (d)	25,100	25,587
International Mortgage Acceptance Corp.					
	12.250%	due	03/01/2014	224	262
J.P. Morgan Commercial Mortgage Finance Corp.					
	8.228%	due	02/25/2028	1,615	1,758
	7.069%	due	09/15/2029	65	69
	6.533%	due	01/15/2030	20,000	21,134
Kidder Peabody Acceptance Corp.					
	10.431%	due	09/25/2024 (d)	1,731	1,749
LB Commercial Conduit Mortgage Trust					
	6.330%	due	11/18/2004	36	37
Lehman Large Loan Trust					
	6.790%	due	06/12/2004	54	56
Long Beach Mortgage Loan Trust					
	8.396%	due	01/20/2017 (d)	40,699	46,081
LTC Commercial Corp.					
	7.100%	due	11/28/2012	3,096	3,200
Mellon Residential Funding Corp.					
	6.500%	due	02/25/2028	10,000	10,134
	6.350%	due	06/25/2028	22,000	22,465
	5.652%	due	06/26/2028	2,289	2,287
	6.600%	due	06/26/2028	7,660	7,831
	6.110%	due	01/25/2029	23,900	23,470
	6.580%	due	07/25/2029 (d)	55,565	58,881
	6.460%	due	07/25/2029 (d)	1,340	1,339
	6.570%	due	07/25/2029 (d)	44,000	44,549
Merrill Lynch Mortgage Investors, Inc.					
	7.598%	due	06/15/2021	844	865
	7.856%	due	06/15/2021 (d)	3,800	3,936
	7.596%	due	06/15/2021 (d)	4,051	4,190
	7.039%	due	06/15/2021	1,773	1,846
	6.950%	due	06/18/2029	26,782	27,961
	5.650%	due	12/15/2030	7,279	7,503
Midland Realty Acceptance Corp.					
	7.020%	due	01/25/2029	11,321	11,720
MLCC Mortgage Investors, Inc.					
	3.875%	due	09/15/2026 (d)	14,512	14,527
Morgan Stanley Capital I					
	6.440%	due	11/15/2002	17	17
	5.990%	due	03/15/2005	53	55
	6.860%	due	05/15/2006 (d)	1,430	1,505
	6.190%	due	01/15/2007	18,064	18,874
	6.160%	due	04/03/2009	12,348	12,873
	7.460%	due	02/15/2020	9,087	9,733
	4.035%	due	07/25/2027 (d)	306	305
	6.220%	due	06/01/2030	65	68
	6.590%	due	10/03/2030	6,400	6,730
Morgan Stanley, Dean Witter & Co.					
	3.818%	due	10/15/2026 (d)	2,601	2,586
Mortgage Capital Funding, Inc.					
	7.800%	due	04/15/2006	500	546
	7.008%	due	09/20/2006	15,545	16,645
	6.001%	due	11/18/2031	65	68
Mortgage Obligation Structured Trust					
	7.700%	due	10/25/2018	24,453	24,688
NationsBanc Montgomery Funding Corp.					
	6.750%	due	06/25/2028	10,000	10,279
	6.500%	due	07/25/2028	14,470	14,764
	6.750%	due	08/25/2028	20,009	20,146
	6.250%	due	10/25/2028	7,000	6,950
Nationslink Funding Corp.					
	6.654%	due	02/10/2006	19,624	20,777
	4.198%	due	04/10/2007 (d)	16,763	16,770

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
Nomura Asset Acceptance Corp.					
	7.000%	due	02/19/2030	2,097	2,225
Nomura Asset Securities Corp.					
	8.271%	due	05/25/2024 (d)	464	475
	6.590%	due	03/15/2030	335	356
	7.120%	due	04/13/2039	460	497
Norwest Asset Securities Corp.					
	6.750%	due	12/25/2012	12,829	13,313
	6.500%	due	04/25/2013	19,078	19,786
	6.500%	due	06/25/2013	12,313	12,755
	7.500%	due	03/25/2027	40,048	41,159
	6.750%	due	09/25/2027	2,055	2,073
	6.350%	due	04/25/2028	524	525
	6.750%	due	05/25/2028	40,707	41,417
	6.750%	due	07/25/2028	12,657	12,449
	6.250%	due	08/25/2028	2,334	2,352
	6.250%	due	09/25/2028	378	378
	6.750%	due	10/25/2028	38,008	39,183
	6.500%	due	12/25/2028	39,751	40,483
	6.500%	due	01/25/2029	393	395
	6.500%	due	02/25/2029	67,541	67,968
	5.950%	due	04/25/2029	74,651	75,095
	6.300%	due	04/25/2029	5,734	5,781
	6.200%	due	04/25/2029	77,385	78,632
	6.500%	due	04/25/2029	26,751	27,018
	6.250%	due	05/25/2029	427	434
	6.000%	due	05/25/2029	19,713	19,884
	6.500%	due	06/25/2029	46,178	47,002
	6.750%	due	08/25/2029	855	864
	6.500%	due	10/25/2029	1,960	1,972
	7.000%	due	11/25/2029	14,726	15,360
	7.250%	due	02/25/2030	19,756	20,744
Norwest Integrated Structured Assets, Inc.					
	7.000%	due	09/25/2029	3,658	3,752
Paine Webber Mortgage Acceptance Corp.					
	6.000%	due	04/25/2009	11,951	12,158
Patten Mortgage Trust					
	7.250%	due	08/01/2011 (d)	289	292
PHH Mortgage Services Corp.					
	7.178%	due	11/18/2027	941	974
PNC Mortgage Securities Corp.					
	6.750%	due	06/25/2016	5,039	5,107
	7.000%	due	10/25/2027	35,623	36,175
	6.750%	due	12/25/2027	7,230	7,199
	7.000%	due	02/25/2028	25,301	26,303
	6.981%	due	02/25/2028	9,395	9,660
	6.500%	due	02/25/2028	90	90
	6.625%	due	03/25/2028	1,274	1,281
	7.000%	due	05/25/2028	3,886	3,954
	6.750%	due	07/25/2028	3,527	3,628
	6.550%	due	07/25/2028	24,500	24,975
	6.750%	due	09/25/2028	3,996	4,111
	6.750%	due	10/25/2028	26,045	26,733
	6.750%	due	12/25/2028	21,709	22,231
	6.500%	due	01/25/2029	993	1,008
	6.250%	due	01/25/2029	9,263	9,290
	6.300%	due	03/25/2029	9,989	10,036
	6.300%	due	06/25/2029	30,400	31,378
	6.200%	due	06/25/2029	42,230	43,359
	6.500%	due	06/25/2029	48,600	48,822
	7.000%	due	06/25/2030	11,303	11,672
	7.750%	due	07/25/2030	36,332	36,760
	4.263%	due	12/25/2030 (d)	26,036	26,076
	7.500%	due	02/25/2031	68,468	70,458
	7.500%	due	05/25/2040 (d)	2,111	2,148
PNC Mortgage Trust					
	8.250%	due	03/25/2030	45,539	46,870
Prudential Home Mortgage Securities					
	7.400%	due	11/25/2007	1,202	1,233
	7.000%	due	01/25/2008	23,860	24,501
	6.750%	due	07/25/2008	836	848
	6.400%	due	04/25/2009	97	97
	6.950%	due	11/25/2022	222	226
	7.000%	due	07/25/2023	8,691	8,951
	6.750%	due	10/25/2023	10,166	10,121
	5.900%	due	12/25/2023	2,326	2,347
	6.500%	due	01/25/2024	351	354
	6.050%	due	04/25/2024	986	985
	6.800%	due	05/25/2024	11,608	12,158
	6.450%	due	11/25/2025	5,264	5,212
Prudential Securities Secured Financing Corp.					
	6.074%	due	01/15/2008	11,349	11,841
Prudential-Bache Trust					
	5.748%	due	09/01/2018 (d)	163	163
	8.400%	due	03/20/2021	4,724	4,970
PSB Financial Corp. II					
	11.050%	due	12/01/2015	335	346
Regal Trust IV					
	6.926%	due	09/29/2031 (d)	915	919
Resecuritization Mortgage Trust					
	3.830%	due	04/26/2021 (d)	29	29
	6.750%	due	06/19/2028	18,022	18,484
	6.500%	due	04/19/2029	3,298	3,383
Residential Accredit Loans, Inc.					
	7.500%	due	08/25/2027	15,000	15,395
	7.000%	due	02/25/2028	41,115	42,803
	6.500%	due	12/25/2028	400	406
	6.500%	due	05/25/2029	3,000	3,049
	6.750%	due	06/25/2029	1,149	1,163
	7.000%	due	07/25/2029	318	323
	7.750%	due	03/25/2030	1,218	1,223
Residential Asset Securitization Trust					
	7.375%	due	03/25/2027	5,142	5,282
	7.000%	due	10/25/2027	19,264	19,928
	7.000%	due	01/25/2028	20,000	20,869
	6.750%	due	06/25/2028	11,847	11,905
	6.500%	due	12/25/2028	1,250	1,281
	6.500%	due	03/25/2029	22,700	23,416
	8.000%	due	02/25/2030	35,020	35,984
	8.000%	due	04/25/2030	5,286	5,344
	4.505%	due	09/25/2030 (d)	11,878	11,953
Residential Funding Mortgage Securities, Inc.					
	7.000%	due	08/25/2008	1,523	1,525
	7.500%	due	09/25/2011	7,522	7,667
	7.000%	due	05/25/2012	3,095	3,186
	6.500%	due	12/25/2012	18,179	18,683

				Principal Amount (000s)	Value (000s)
	7.143%	due	12/01/2018 (d)	1,803	1,807
	7.750%	due	09/25/2022	265	264
	8.000%	due	01/25/2023	1,781	1,782
	8.000%	due	02/25/2023	6,323	6,365
	6.500%	due	11/25/2023	1,660	1,680
	7.500%	due	09/25/2025	4,609	4,623
	7.500%	due	12/25/2025	901	931
	7.750%	due	11/25/2026	9,000	9,366
	7.500%	due	04/25/2027	4,579	4,679
	7.500%	due	06/25/2027	40,537	41,327
	7.500%	due	07/25/2027	24,748	25,451
	7.250%	due	08/25/2027	15,349	15,728
	7.250%	due	10/25/2027	26,561	27,310
	7.000%	due	11/25/2027	17,000	17,665
	6.750%	due	02/25/2028	29,709	30,457
	6.750%	due	05/25/2028	60,741	62,926
	6.750%	due	06/25/2028	62,987	63,727
	6.750%	due	07/25/2028	13,292	13,720
	6.750%	due	08/25/2028	35,000	35,733
	6.750%	due	09/25/2028	66,493	68,373
	6.500%	due	10/25/2028	52,000	52,797
	6.250%	due	11/25/2028	3,000	3,001
	6.500%	due	12/25/2028	23,400	23,685
	6.500%	due	01/25/2029	72,314	72,917
	6.500%	due	03/25/2029	27,960	28,336
	6.200%	due	05/25/2029	16,322	16,333
	6.500%	due	06/25/2029	11,964	11,385
	6.750%	due	07/25/2029	22,600	23,306
	7.000%	due	10/25/2029	25,260	26,286
	7.500%	due	11/25/2029	12,338	12,808
	7.750%	due	10/25/2030	9,637	9,792
	7.500%	due	11/25/2030	95,303	96,940
	6.329%	due	06/25/2031	64,784	65,674
Resolution Trust Corp.					
	5.530%	due	10/25/2021 (d)	100	101
	11.060%	due	10/25/2021	44	46
	8.625%	due	10/25/2021	98	98
	8.127%	due	10/25/2021 (d)	108	107
	8.784%	due	05/25/2022 (d)	1,009	1,037
	6.090%	due	08/25/2023 (d)	1,442	1,457
	8.835%	due	12/25/2023	3,094	3,090
	8.000%	due	04/25/2025	152	151
	8.000%	due	06/25/2026	245	244
	7.200%	due	10/25/2028 (d)	10,872	10,856
	7.598%	due	10/25/2028 (d)	3,861	3,890
	7.692%	due	05/25/2029 (d)	2,158	2,225
	7.582%	due	05/25/2029 (d)	2,006	2,086
	6.840%	due	05/25/2029 (d)	2,558	2,546
RMF Commercial Mortgage Securities, Inc.					
	6.715%	due	01/15/2019 (d)	235	244
Ryan Mortgage Acceptance Corp. IV					
	9.450%	due	10/01/2016	62	68
Ryland Acceptance Corp.					
	11.500%	due	12/25/2016	71	78
Ryland Mortgage Securities Corp.					
	8.200%	due	06/25/2021	34	34
	8.159%	due	08/25/2022 (d)	1,429	1,428
	7.899%	due	08/25/2029 (d)	1,000	1,034
	6.993%	due	10/25/2031 (d)	937	938
	14.000%	due	11/25/2031	617	625
SACO I, Inc.					
	7.411%	due	07/25/2030	136	136
	8.072%	due	07/25/2030	7,791	7,994
	4.010%	due	09/25/2040 (d)	383	383
Salomon Brothers Mortgage Securities VII					
	8.224%	due	11/25/2022 (d)	275	278
	7.295%	due	09/25/2023	4,474	4,573
	7.591%	due	10/25/2023 (d)	107	108
	7.932%	due	03/25/2024 (d)	216	219
	8.449%	due	07/01/2024 (d)	3,142	3,193
	8.375%	due	09/25/2024 (d)	147	147
	8.153%	due	10/25/2024 (d)	239	243
	4.133%	due	04/25/2029 (d)	6,109	6,126
	4.173%	due	04/25/2029 (d)	2,662	2,672
	4.093%	due	06/25/2029 (d)	19,306	19,293
	4.193%	due	09/25/2029 (d)	200	200
	7.601%	due	12/25/2030	60,609	61,576
Santa Barbara Savings & Loan Association					
	9.500%	due	11/20/2018	1,604	1,665
Sasco Floating Rate Commercial Mortgage Trust					
	6.500%	due	10/25/2031 (d)	155,200	157,189
Saxon Mortgage Securities Corp.					
	6.250%	due	04/25/2009	1,401	1,419
	7.375%	due	09/25/2023	6,372	6,561
	6.500%	due	02/25/2024	1,066	1,069
Sears Mortgage Securities					
	12.000%	due	02/25/2014	440	462
	6.113%	due	11/25/2021 (d)	380	394
	7.431%	due	10/25/2022 (d)	1,460	1,477
	9.572%	due	12/25/2028	244	243
Securitized Asset Sales, Inc.					
	8.108%	due	06/25/2023 (d)	215	217
	7.410%	due	09/25/2024 (d)	8,612	8,758
Security Pacific National Bank					
	6.871%	due	03/25/2018 (d)	72	74
	7.430%	due	09/25/2019 (d)	381	395
Sequoia Mortgage Trust					
	6.462%	due	10/25/2024 (d)	46,944	47,563
	6.350%	due	09/25/2025 (d)	4,014	4,076
Small Business Investment Cos.					
	7.540%	due	08/10/2009	91,241	100,414
	8.017%	due	02/10/2010	107,593	121,047
	7.640%	due	03/10/2010	71,485	78,803
	7.452%	due	09/01/2010	15,860	17,290
Starwood Asset Receivables Trust					
	5.350%	due	09/25/2022 (d)	922	923
Starwood Commercial Mortgage Trust					
	6.600%	due	02/03/2009	10,507	11,138
Structured Asset Mortgage Investments, Inc.					
	6.750%	due	03/25/2028	22,137	22,420
	6.904%	due	06/25/2028 (d)	34,281	34,932
	6.250%	due	11/25/2028	14,878	14,832
	6.750%	due	01/25/2029	10,000	10,277
	6.300%	due	05/25/2029	16,147	16,260
	6.577%	due	06/25/2029 (d)	27,446	28,214
	7.250%	due	07/25/2029	12,616	12,735

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	7.205%	due	02/25/2030 (d)	740	751
	6.750%	due	05/02/2030	25,000	24,896
Structured Asset Notes Transactions Ltd.					
	6.650%	due	08/30/2005 (d)	15,126	15,434
Structured Asset Securities Corp.					
	7.000%	due	02/25/2016	24,738	25,321
	7.500%	due	07/25/2016	53,121	54,718
	7.000%	due	12/25/2027	51,500	53,447
	7.750%	due	02/25/2028	3,940	4,147
	3.411%	due	02/25/2030 (d)	1,167	1,170
	4.405%	due	11/25/2030 (d)	28,001	27,833
	4.243%	due	05/25/2031 (d)	18,601	18,536
Structured Mortgage Asset Residential Trust					
	7.584%	due	07/25/2024	178	186
Superannuation Members Home Loans Global Fund					
	4.140%	due	06/15/2026 (d)	20,900	20,920
TMA Mortgage Funding Trust					
	3.041%	due	01/25/2029 (d)	29,285	29,285
Torrens Trust					
	3.750%	due	07/15/2031 (d)	9,833	9,833
Union Planters Mortgage Finance Corp.					
	6.750%	due	01/25/2028	4,000	4,059
	6.800%	due	01/25/2028	15,000	15,730
United Mortgage Securities Corp.					
	7.253%	due	06/25/2032	16,082	15,869
	7.269%	due	09/25/2033 (d)	891	874
Vendee Mortgage Trust					
	7.500%	due	08/15/2017	71	71
	7.750%	due	05/15/2018	387	397
	6.500%	due	05/15/2020	30,510	31,687
	7.750%	due	05/15/2022	315	343
	6.837%	due	01/15/2030	14,880	15,538
Washington Mutual, Inc.					
	3.954%	due	07/26/2003 (d)	43,188	43,188
	7.500%	due	11/19/2029	600	624
	6.014%	due	10/19/2039	3,000	3,109
	6.394%	due	10/19/2039	143,394	148,786
	6.604%	due	10/19/2039 (d)	90,270	90,982
	7.371%	due	12/25/2040 (d)	31,514	31,624
	7.176%	due	01/25/2041 (d)	91,163	91,597
Wells Fargo Mortgage-Backed Securities Trust					
	7.500%	due	01/25/2031	5,223	5,335
	6.660%	due	10/25/2031 (d)	39,390	40,146
Western Federal Savings & Loan Association					
	7.997%	due	06/25/2021 (d)	1,756	1,762
					11,451,379
Fannie Mae 1.7%					
	5.500%	due	01/01/2004-12/01/2030 (k)	22,284	21,714
	5.909%	due	09/01/2017 (d)	4,169	4,195
	6.000%	due	11/01/2003- (d)(07/01/2031 k)	151,285	151,258
	6.090%	due	12/01/2008	48	50
	6.199%	due	04/01/2027 (d)	72	74
	6.206%	due	09/01/2024 (d)	1,199	1,227
	6.210%	due	08/01/2010	50,536	52,699
	6.219%	due	09/01/2024 (d)	1,382	1,406
	6.247%	due	09/01/2029 (d)	532	549
	6.255%	due	09/01/2013	64,000	65,763
	6.297%	due	10/01/2040 (d)	17,034	17,398
	6.320%	due	10/01/2013	4,280	4,487
	6.420%	due	12/01/2007	150	159
	6.498%	due	10/01/2040 (d)	18,377	18,412
	6.500%	due	04/01/2003-06/01/2031 (k)	28,305	29,032
	6.502%	due	10/01/2030 (d)	23,625	24,130
	6.550%	due	01/01/2008	941	1,004
	6.555%	due	08/01/2028	2,223	2,240
	6.566%	due	04/01/2026 (d)	873	901
	6.626%	due	12/01/2027 (d)	5,533	5,739
	6.663%	due	01/01/2018 (d)	1,012	1,040
	6.671%	due	08/01/2027 (d)	25,681	26,239
	6.723%	due	05/01/2030 (d)	190	195
	6.730%	due	11/01/2007	1,127	1,212
	6.750%	due	08/01/2003	101	102
	6.847%	due	07/01/2003	61	62
	6.883%	due	06/01/2024 (d)	544	560
	6.899%	due	07/01/2024 (d)	3,070	3,151
	6.925%	due	10/01/2027 (d)	3,495	3,593
	6.977%	due	11/01/2025 (d)	346	357
	6.982%	due	06/01/2007	458	496
	7.000%	due	07/01/2003-09/01/2031 (k)	87,987	90,801
	7.001%	due	05/01/2024 (d)	1,606	1,628
	7.103%	due	09/01/2022 (d)	703	726
	7.107%	due	06/01/2023 (d)	1,069	1,099
	7.192%	due	05/01/2026 (d)	350	357
	7.209%	due	10/01/2024 (d)	235	241
	7.240%	due	11/01/2025 (d)	2,458	2,504
	7.250%	due	05/01/2002-01/01/2023 (k)	9,414	9,643
	7.265%	due	02/01/2028 (d)	705	727
	7.324%	due	05/01/2025 (d)	1,999	2,048
	7.350%	due	09/01/2027 (d)	1,092	1,122
	7.370%	due	11/01/2025 (d)	894	916
	7.385%	due	09/01/2022 (d)	594	608
	7.425%	due	06/01/2030 (d)	30,477	31,683
	7.460%	due	08/01/2029	3,925	4,297
	7.474%	due	05/01/2023 (d)	1,886	1,927
	7.496%	due	08/01/2026 (d)	1,232	1,264
	7.500%	due	10/01/2002-05/01/2031 (k)	19,333	20,357
	7.505%	due	04/01/2027 (d)	408	418
	7.598%	due	07/01/2019 (d)	554	568
	7.663%	due	09/01/2025 (d)	739	747
	7.710%	due	11/01/2025 (d)	1,395	1,426
	7.717%	due	03/01/2025 (d)	2,059	2,109
	7.750%	due	06/01/2009	135	142
	7.780%	due	01/01/2018	2,220	2,559
	7.791%	due	08/01/2027 (d)	705	731
	7.850%	due	07/01/2018	6,658	7,532
	7.886%	due	01/01/2026 (d)	712	733
	7.900%	due	08/01/2023 (d)	351	373
	7.903%	due	05/01/2022 (d)	419	419
	7.920%	due	03/01/2018	2,734	3,188
	7.980%	due	05/01/2030	6,652	7,012

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	7.995%	due	10/01/2024 (d)	896	921
	8.000%	due	04/01/2002- (d)(06/01/2031 k)	156,767	164,523
	8.038%	due	10/01/2023 (d)	690	727
	8.060%	due	04/01/2030	1,847	1,948
	8.080%	due	04/01/2030	1,011	1,067
	8.200%	due	12/01/2023 (d)	587	591
	8.250%	due	10/01/2008- 03/01/2030 (k)	2,116	2,404
	8.252%	due	03/01/2026 (d)	1,001	1,036
	8.261%	due	01/01/2024 (d)	368	378
	8.315%	due	01/01/2024 (d)	288	297
	8.342%	due	02/01/2026 (d)	390	403
	8.361%	due	01/01/2024 (d)	940	966
	8.381%	due	11/01/2023 (d)	418	429
	8.401%	due	12/01/2023 (d)	129	132
	8.406%	due	10/01/2023 (d)	216	221
	8.425%	due	09/01/2023 (d)	1,594	1,607
	8.429%	due	12/01/2023 (d)	717	741
	8.490%	due	06/01/2025	986	1,054
	8.500%	due	11/01/2001- 09/01/2030 (k)	6,416	6,847
	8.585%	due	01/01/2024 (d)	61	63
	8.664%	due	11/01/2023 (d)	130	135
	9.000%	due	10/01/2004- 12/01/2027 (k)	7,750	8,476
	9.500%	due	12/01/2006- 07/01/2026 (k)	7,043	7,644
	9.750%	due	11/01/2008	40	44
	10.000%	due	09/01/2003- 05/01/2022 (k)	1,337	1,478
	10.500%	due	11/01/2013- 04/01/2022 (k)	491	544
	10.750%	due	03/01/2014	23	25
	11.000%	due	11/01/2013- 11/01/2020 (k)	224	252
	11.500%	due	08/20/2016- 11/01/2019 (k)	65	74
	12.000%	due	05/01/2016	7	8
	12.500%	due	10/01/2015	25	29
	13.000%	due	09/01/2013	21	25
	13.250%	due	09/01/2011	10	12
	14.500%	due	11/01/2011- 01/01/2013 (k)	25	30
	14.750%	due	08/01/2012	129	157
	15.000%	due	10/01/2012	72	88
	15.500%	due	10/01/2012- 12/01/2012 (k)	14	16
	15.750%	due	12/01/2011- 08/01/2012 (k)	79	97
	16.000%	due	09/01/2012	89	108
					844,946
Federal Housing Administration 1.0%					
	6.000%	due	03/20/2028	4,195	4,190
	6.750%	due	07/15/2031	1,444	1,527
	6.755%	due	03/01/2041	16,168	16,259
	6.780%	due	07/25/2040	7,619	7,881
	6.790%	due	05/01/2039	10,781	10,619
	6.830%	due	12/01/2039	3,497	3,644
	6.875%	due	11/01/2015	3,153	3,177
	6.880%	due	10/01/2040- 02/01/2041 (k)	21,659	21,766
	6.896%	due	07/01/2020	21,770	21,732
	6.900%	due	12/01/2040	22,769	23,861
	6.930%	due	07/01/2014- 01/01/2036 (k)	20,950	21,947
	6.961%	due	05/01/2016	7,480	7,500
	7.050%	due	03/25/2040	4,517	4,773
	7.110%	due	05/01/2019	4,375	4,445
	7.125%	due	03/01/2034	4,382	4,425
	7.150%	due	01/25/2029	9,519	9,627
	7.211%	due	12/01/2021	2,632	2,619
	7.250%	due	06/01/2040	8,263	9,034
	7.310%	due	06/01/2041	23,622	25,147
	7.315%	due	08/01/2019	29,805	30,629
	7.350%	due	11/01/2020- 11/01/2022 (k)	9,908	10,092
	7.375%	due	02/01/2018- 01/01/2024 (k)	16,177	16,590
	7.400%	due	01/25/2020- 02/01/2021 (k)	14,898	15,257
	7.430%	due	12/01/2016- 06/25/2024 (k)	102,117	103,687
	7.450%	due	12/01/2021- 10/01/2023 (k)	15,777	16,047
	7.460%	due	01/01/2023	2,210	2,251
	7.465%	due	11/01/2019	27,380	27,971
	7.500%	due	03/01/2032- 03/31/2032 (k)	3,370	3,539
	7.580%	due	12/01/2040	7,413	7,644
	7.630%	due	08/01/2041	17,747	18,966
	7.650%	due	11/01/2018	134	139
	7.750%	due	11/15/2039	579	641
	7.780%	due	11/01/2040	7,405	7,737
	7.880%	due	03/01/2041	13,423	14,293
	7.930%	due	05/01/2016	1,850	1,937
	8.250%	due	10/29/2023- 01/01/2041 (k)	9,438	10,007
	8.378%	due	11/07/2012	233	248
					491,848
Freddie Mac 0.9%					
	5.000%	due	12/15/2020	198	200
	5.500%	due	10/01/2008- 10/14/2029 (k)	3,600	3,568
	5.625%	due	06/01/2017 (d)	14	14
	6.000%	due	01/01/2011- (d)(10/16/2030 k)	195,713	195,840
	6.250%	due	04/01/2017 (d)	26	27
	6.408%	due	06/01/2024 (d)	1,399	1,450
	6.500%	due	11/01/2002- 07/01/2029 (k)	9,151	9,480
	6.503%	due	08/01/2023 (d)	573	580
	6.531%	due	11/01/2026 (d)	4,396	4,411
	6.545%	due	08/01/2024 (d)	166	171
	6.571%	due	09/01/2023 (d)	1,381	1,391
	6.592%	due	12/01/2026 (d)	4,644	4,744

			Principal Amount (000s)	Value (000s)
6.606%	due	07/01/2022 (d)	580	596
6.632%	due	07/01/2023 (d)	407	413
6.638%	due	08/01/2023 (d)	229	230
6.713%	due	08/01/2023 (d)	3,599	3,647
6.755%	due	11/01/2028 (d)	15,623	16,166
6.775%	due	11/01/2003	46	45
6.834%	due	06/01/2022 (d)	869	884
6.886%	due	07/01/2025 (d)	4,994	5,082
6.896%	due	10/01/2023 (d)	831	858
6.946%	due	05/01/2023 (d)	515	530
7.000%	due	10/01/2002-12/01/2030 (k)	53,294	55,275
7.233%	due	09/01/2023 (d)	6,155	6,258
7.250%	due	11/01/2008	125	130
7.252%	due	07/01/2024 (d)	1,098	1,126
7.258%	due	09/01/2027 (d)	1,898	2,002
7.439%	due	08/01/2023 (d)	6	6
7.446%	due	07/01/2023 (d)	1,223	1,226
7.481%	due	10/01/2023 (d)	77	76
7.500%	due	09/01/2003-02/01/2031 (k)	14,173	14,716
7.550%	due	01/01/2020 (d)	199	204
7.566%	due	05/01/2023 (d)	600	616
7.580%	due	05/01/2023 (d)	1,033	1,080
7.598%	due	06/01/2024 (d)	2,060	2,113
7.616%	due	12/01/2022 (d)	208	213
7.621%	due	09/01/2023 (d)	831	829
7.645%	due	05/01/2025	2,653	2,920
7.688%	due	04/01/2023 (d)	213	223
7.804%	due	07/01/2030 (d)	73,771	78,531
7.835%	due	08/01/2023 (d)	6,160	6,328
7.853%	due	09/01/2023 (d)	849	868
7.856%	due	11/01/2023 (d)	252	252
7.875%	due	09/01/2018 (d)	478	489
7.980%	due	11/01/2023 (d)	38	38
7.983%	due	10/01/2023 (d)	856	861
8.000%	due	01/01/2002-03/01/2030 (k)	5,682	5,954
8.111%	due	11/01/2023 (d)	256	258
8.156%	due	06/01/2022 (d)	290	299
8.172%	due	04/01/2029 (d)	841	866
8.200%	due	04/01/2024 (d)	4,840	4,955
8.243%	due	10/01/2023 (d)	1,175	1,201
8.250%	due	12/01/2002- (d)(01/01/2019 k)	170	175
8.329%	due	10/01/2023 (d)	520	531
8.365%	due	11/01/2023 (d)	73	74
8.459%	due	01/01/2024 (d)	311	319
8.465%	due	01/01/2024 (d)	267	277
8.500%	due	10/01/2001-06/01/2030 (k)	3,771	3,998
8.664%	due	12/01/2023 (d)	917	948
8.750%	due	01/01/2007-12/01/2010 (k)	44	47
9.000%	due	01/01/2002-07/01/2030 (k)	783	838
9.250%	due	06/01/2009-11/01/2013 (k)	64	69
9.500%	due	06/01/2002-12/01/2022 (k)	1,097	1,196
9.750%	due	11/01/2004-05/01/2009 (k)	30	33
10.000%	due	06/01/2004-03/01/2021 (k)	648	701
10.250%	due	04/01/2009-05/01/2009 (k)	866	946
10.500%	due	10/01/2017-01/01/2021 (k)	289	326
10.750%	due	09/01/2010	32	35
11.000%	due	11/01/2009-05/01/2020 (k)	519	581
11.250%	due	10/01/2009-09/01/2015 (k)	17	19
11.500%	due	01/01/2018	52	58
12.500%	due	12/01/2012	13	15
13.250%	due	10/01/2013	77	90
14.000%	due	04/01/2016	15	18
15.500%	due	08/01/2011-11/01/2011 (k)	10	13
16.250%	due	05/01/2011	1	2
				451,549

Government National Mortgage Association 46.1%

			Principal Amount (000s)	Value (000s)
5.000%	due	06/20/2022- (d)(06/20/2026 k)	778	794
5.500%	due	05/20/2028- (d)(10/23/2030 k)	28,461	28,127
5.650%	due	10/15/2012	10	10
5.875%	due	02/20/2016 (d)	157	159
6.000%	due	10/15/2008- (d)(07/15/2031 k)	3,039,696	3,056,297
6.375%	due	05/20/2017- (d)(01/20/2028 k)	402,597	411,397
6.500%	due	10/15/2008- (d)(09/15/2040 k)	11,402,794	11,666,216
6.625%	due	01/15/2040	9,563	10,044
6.670%	due	08/15/2040	957	1,002
6.750%	due	01/15/2002- (d)(08/20/2026 k)	18,237	18,612
6.800%	due	05/15/2040	2,981	3,149
6.820%	due	04/15/2040	16,890	17,884
6.875%	due	04/20/2023- (d)(02/15/2040 k)	1,207	1,275
7.000%	due	10/15/2003- (d)(01/03/2041 k)	1,329,966	1,378,337
7.125%	due	10/20/2019- (d)(11/20/2027 k)	19,604	20,256
7.250%	due	08/20/2024 (d)	279	284
7.375%	due	06/20/2021- (d)(05/20/2028 k)	26,028	26,550
7.500%	due	01/15/2003-01/15/2041 (k)	2,910,571	3,038,932
7.625%	due	12/20/2015- (d)(12/20/2027 k)	239,756	247,371
7.700%	due	03/15/2041	6,741	6,888
7.750%	due	01/15/2002- (d)(09/20/2027 k)	301,478	310,770

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	8.000%	due	08/15/2005-10/22/2031 (d)(k)	1,857,680	1,952,959
	8.125%	due	05/15/2041	3,673	4,023
	8.250%	due	07/15/2002-08/20/2027 (d)(k)	1,023	1,094
	8.500%	due	03/20/2006-10/22/2031 (d)(k)	73,291	77,574
	8.750%	due	03/15/2007-07/20/2025 (d)(k)	254	269
	9.000%	due	12/15/2001-07/20/2022 (k)	5,195	5,666
	9.250%	due	07/15/2003-12/20/2016 (k)	112	120
	9.500%	due	12/15/2003-07/15/2025 (k)	4,886	5,414
	9.750%	due	09/15/2002-07/15/2004 (k)	43	46
	10.000%	due	08/20/2004-02/15/2025 (k)	4,307	4,832
	10.250%	due	02/20/2019	22	25
	10.500%	due	06/15/2004-09/15/2021 (k)	533	603
	11.000%	due	05/15/2004-04/20/2019 (k)	262	290
	11.250%	due	12/20/2015	29	33
	11.500%	due	10/15/2010-10/15/2015 (k)	81	93
	12.000%	due	11/15/2012-05/15/2016 (k)	438	515
	12.500%	due	01/15/2011	1	1
	13.000%	due	12/15/2012-10/15/2014 (k)	16	20
	13.250%	due	10/20/2014	19	23
	13.500%	due	10/15/2012-09/15/2014 (k)	69	84
	15.000%	due	02/15/2012-10/15/2012 (k)	89	109
	16.000%	due	10/15/2011-05/15/2012 (k)	134	162
	17.000%	due	11/15/2011-12/15/2011 (k)	54	66
					22,298,375
Stripped Mortgage-Backed Securities 0.0%					
Bear Stearns Mortgage Securities, Inc. (IO)					
	7.200%	due	07/25/2024	152	5
	7.500%	due	08/25/2024	823	39
Chase Mortgage Finance Corp. (IO)					
	9.000%	due	08/25/2023	98	1
Fannie Mae (IO)					
	6.500%	due	05/25/2005	466	34
	6.500%	due	07/25/2006	102	1
	727.220%	due	09/25/2006	1	2
	6.500%	due	02/25/2007	472	12
	6.500%	due	07/25/2007	68	1
	6.500%	due	09/25/2007	655	21
	6.500%	due	10/25/2007	173	5
	6.500%	due	09/25/2008	818	66
	0.950%	due	03/25/2009 (d)	22,619	418
	6.500%	due	07/25/2018	316	9
	6.500%	due	08/25/2020	1,497	63
	7.500%	due	04/25/2021	1,108	105
	903.213%	due	08/25/2021	4	78
	0.950%	due	11/25/2021 (d)	15,968	233
	1000.000%	due	04/25/2022	2	44
	6.500%	due	10/25/2022	69	6
	6.500%	due	01/25/2023	3,026	394
	3.663%	due	02/25/2023 (d)	9,344	803
	8.000%	due	08/18/2027	207	38
Fannie Mae (PO)					
	0.000%	due	09/01/2007	504	470
	0.000%	due	08/25/2023	266	228
Freddie Mac (IO)					
	1182.580%	due	08/15/2007	7	125
	5.750%	due	09/15/2007 (d)	3,765	395
	6.000%	due	10/15/2007	102	5
	6.000%	due	01/15/2008	30	1
	5.428%	due	02/15/2008 (d)	397	33
	7.000%	due	08/15/2008	2,036	196
	6.400%	due	10/15/2008	34	4
	6.500%	due	11/15/2008	1,127	152
	7.000%	due	04/15/2018	65	-
	6.500%	due	10/15/2018	131	2
	884.500%	due	01/15/2021	1	15
	1007.500%	due	02/15/2022	2	45
	9.000%	due	05/15/2022	72	13
	7.000%	due	06/15/2023	2,446	266
	7.000%	due	06/15/2023	3,700	500
	6.500%	due	09/15/2023	187	21
Paine Webber CMO Trust (IO)					
	1359.500%	due	08/01/2019	1	24
Prudential Home Mortgage Securities (IO)					
	1007.070%	due	10/25/2023	2	17
Vendee Mortgage Trust (IO)					
	0.542%	due	06/15/2023 (d)	130,232	2,383
					7,273
Total Mortgage-Backed Securities (Cost $34,860,503)					35,545,370
ASSET-BACKED SECURITIES 5.7%					
Aames Mortgage Trust					
	3.848%	due	06/15/2027	437	438
	7.589%	due	10/15/2029	143	153
	4.439%	due	11/25/2030 (d)	37,221	37,329
ABFS Equipment Contract Trust					
	6.100%	due	10/15/2005	34	33
ABSC Long Beach Home Equity Loan Trust					
	4.684%	due	07/21/2030 (d)	375	376
	4.344%	due	08/21/2030 (d)	106,327	106,455
Accredited Mortgage Loan Trust					
	4.149%	due	02/25/2030 (d)	35,942	36,026
Ace Securities Corp.					
	4.409%	due	11/25/2028 (d)	737	739
Advanta Mortgage Loan Trust					
	4.325%	due	05/25/2027 (d)	667	665
	4.205%	due	08/25/2029 (d)	1,927	1,935
	4.464%	due	11/25/2029 (d)	1,365	1,366

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

			Principal Amount (000s)	Value (000s)
8.250%	due	08/25/2030	7,954	8,649
Advanta Revolving Home Equity Loan Trust				
4.175%	due	01/25/2024 (d)	17,850	17,913
4.339%	due	08/25/2024 (d)	16,659	16,659
4.339%	due	02/25/2025 (d)	10,049	10,056
Aerco Ltd.				
4.573%	due	07/15/2025 (d)	38,200	38,259
AESOP Funding II LLC				
3.308%	due	11/20/2006 (d)	15,500	15,418
AFC Home Equity Loan Trust				
2.961%	due	06/25/2030 (d)	2,316	2,320
4.085%	due	01/25/2031 (d)	535	534
American Express Master Trust				
7.850%	due	08/15/2005	220	243
American Stores Co.				
4.625%	due	08/30/2004	20,000	19,776
Americredit Automobile Receivable Trust				
5.780%	due	05/12/2003	23,014	23,107
4.340%	due	09/05/2006 (d)	15,000	15,039
Ameriquest Mortgage Securities, Inc.				
3.788%	due	07/15/2003 (d)	29,348	29,415
3.960%	due	06/15/2030 (d)	9,213	9,238
Amresco Residential Securities Mortgage Loan Trust				
2.851%	due	07/25/2027 (d)	1	1
Arcadia Automobile Receivables Trust				
6.300%	due	07/15/2003	10,539	10,613
6.900%	due	12/15/2003	13,262	13,478
Argentina Funding Corp.				
3.318%	due	05/20/2003 (d)	5,000	5,008
Asset Backed Securities Home Equity Corp.				
3.748%	due	06/15/2031 (d)	26,949	26,994
Bank One Heloc Trust				
3.870%	due	04/20/2020 (d)	29,708	29,734
Bay View Auto Trust				
7.640%	due	11/25/2010	310	328
Bayview Financial Acquisition Trust				
4.639%	due	02/25/2029 (d)	3,663	3,674
4.689%	due	11/25/2029 (d)	8,837	8,873
4.469%	due	02/25/2030 (d)	18,328	18,343
4.479%	due	07/25/2030 (d)	56,031	56,031
4.469%	due	11/25/2030 (d)	43,360	43,523
2.941%	due	07/25/2031 (d)	35,296	35,236
Bayview Financial Asset Trust				
4.193%	due	04/25/2031 (d)	95,301	95,376
Bear Stearn Asset Backed Securities				
3.900%	due	10/25/2034 (d)	2,443	2,449
BMCA Receivables Master Trust				
4.304%	due	09/20/2002 (d)	15,000	15,000
Brazos Student Loan Finance Co.				
4.550%	due	06/01/2023 (d)	55,700	55,592
4.030%	due	12/01/2025 (d)	32,895	32,754
Capital Asset Research Funding LP				
6.400%	due	12/15/2004	192	192
5.905%	due	12/15/2005	687	685
Captec Franchise Trust				
7.892%	due	10/15/2010	1,241	1,221
Champion Home Equity Loan Trust				
4.095%	due	03/25/2029 (d)	3,539	3,540
4.193%	due	09/25/2029	20,097	20,134
Charming Shoppes Master Trust				
4.280%	due	08/15/2008 (d)	250	251
Chase Credit Card Master Trust				
6.660%	due	01/15/2007	1,390	1,491
Chase Funding Mortgage Loan Asset-Backed Certificates				
4.309%	due	10/25/2030 (d)	46,432	46,388
Cityscape Home Equity Loan Trust				
7.650%	due	09/25/2025	180	191
Community Program Loan Trust				
4.500%	due	10/01/2018	22,076	21,524
4.500%	due	04/01/2029	26,000	22,230
Compucredit Credit Card Master Trust				
3.708%	due	03/15/2007 (d)	16,000	15,995
Conseco Finance				
7.520%	due	05/15/2014	6,468	6,518
7.800%	due	05/15/2020	175	190
3.858%	due	10/15/2031 (d)	19,187	19,257
Conseco Finance Home Loan Trust				
6.980%	due	06/15/2011	3,582	3,613
8.080%	due	02/15/2022	20,300	21,522
Conseco Finance Lease LLC				
7.250%	due	04/20/2003	10,820	10,919
Conseco Finance Securitizations Corp.				
8.850%	due	12/01/2031	20,000	23,825
7.970%	due	05/01/2032	25,600	28,171
8.310%	due	05/01/2032	48,800	53,162
7.180%	due	05/01/2032	11,857	12,033
Contimortgage Home Equity Loan Trust				
6.770%	due	01/25/2018	26,209	26,425
6.990%	due	03/15/2021	256	263
6.930%	due	11/25/2022	36,800	37,885
7.220%	due	01/15/2028	80	84
3.780%	due	06/15/2028 (d)	1,117	1,116
3.698%	due	08/15/2028 (d)	443	444
CPS Auto Trust				
6.000%	due	08/15/2003	34	34
Cross Country Master Credit Card Trust II				
3.988%	due	06/15/2006 (d)	4,600	4,635
CS First Boston Mortgage Securities Corp.				
6.750%	due	09/25/2028	6,960	7,164
3.930%	due	08/25/2031 (d)	4,700	4,700
Delta Funding Home Equity Loan Trust				
5.950%	due	10/15/2012	36	36
3.898%	due	09/15/2029 (d)	7,647	7,683
3.808%	due	06/15/2030 (d)	25,245	25,262
Denver Arena Trust				
6.940%	due	11/15/2019	2,808	2,928
Discover Card Master Trust I				
6.850%	due	07/17/2007	960	1,036
4.015%	due	10/16/2013 (d)	400	404
Duck Auto Grantor Trust				
5.650%	due	03/15/2004	801	802
6.450%	due	04/15/2004	221	221
7.260%	due	05/15/2005	19,653	19,606
Embarcadero Aircraft Securitization Trust				
3.968%	due	08/15/2025 (d)	14,400	14,400
EQCC Home Equity Loan Trust				

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	6.548%	due	04/25/2010	47	47
	3.648%	due	10/15/2027 (d)	549	549
	7.448%	due	08/25/2030	204	217
Equivantage Home Equity Loan Trust					
	6.550%	due	10/25/2025	61	62
First Alliance Mortgage Loan Trust					
	4.020%	due	01/25/2025 (d)	372	372
	3.438%	due	03/20/2031 (d)	14,192	14,215
First Security Auto Grantor Trust					
	5.970%	due	04/15/2004	50	50
Firstcity Auto Receivables Trust					
	7.400%	due	12/15/2005	2,359	2,438
FMAC Loan Receivables Trust					
	7.900%	due	04/15/2019	20	20
	6.200%	due	09/15/2020	59	60
	6.500%	due	09/15/2020	192	186
	6.830%	due	09/15/2020	680	681
Franklin Auto Loan Funding LLC					
	5.930%	due	06/18/2003	247	249
GE Capital Equipment Lease Trust					
	6.850%	due	05/20/2008 (d)	208	216
GMAC Mortgage Corp. Loan Trust					
	4.471%	due	11/18/2025 (d)	33,154	33,298
	7.950%	due	03/25/2030	23,637	25,326
Green Tree Financial Corp.					
	6.240%	due	11/01/2016	196	201
	5.760%	due	11/01/2018	145	148
	8.300%	due	05/15/2026	2,000	2,179
	6.490%	due	03/15/2028	11,592	11,704
	6.420%	due	11/15/2028	115	115
	6.870%	due	02/01/2030	1,620	1,666
	6.660%	due	06/01/2030	1,405	1,355
	6.480%	due	12/01/2030	55	58
	7.860%	due	04/01/2031	400	423
Green Tree Floorplan Receivables Master Trust					
	3.840%	due	11/15/2004 (d)	56,000	56,078
Green Tree Home Improvement Loan Trust					
	4.138%	due	11/15/2029 (d)	1,914	1,911
Green Tree Recreational, Equipment, & Consumables					
	6.430%	due	04/17/2006	829	836
	6.715%	due	02/01/2009	33,136	34,976
	6.490%	due	02/15/2018	10	11
	6.180%	due	06/15/2019	21,214	21,983
Greenpoint Manufactured Housing					
	7.270%	due	06/15/2029	110	116
Headlands Home Equity Loan Trust					
	4.138%	due	12/15/2024 (d)	261	263
HFC Home Equity Loan					
	6.830%	due	12/20/2016	28	28
Household Consumer Loan Trust					
	4.543%	due	08/15/2006 (d)	15,203	15,027
IMC Home Equity Loan Trust					
	7.630%	due	07/25/2026 (d)	426	442
	3.989%	due	08/20/2029	113	113
IMPAC Secured Assets CMN Owner Trust					
	7.770%	due	07/25/2025	1,841	1,922
Indymac Home Equity Loan Asset-Backed Trust					
	3.840%	due	10/25/2029 (d)	2,030	2,040
	4.379%	due	07/25/2030 (d)	8,110	8,128
Indymac Manufactured Housing Contract					
	6.170%	due	12/25/2011	3,817	3,872
Keystone Owner Trust					
	6.840%	due	12/25/2018	2,000	2,070
Long Beach Auto Receivables Trust					
	6.940%	due	09/19/2007	2,421	2,501
Long Beach Mortgage Loan Trust					
	4.781%	due	01/21/2031 (d)	10,295	10,308
Marriott Vacation Club Owner Trust					
	3.408%	due	09/20/2017 (d)	67,602	66,926
Mellon Bank Home Equity					
	6.520%	due	07/25/2010	64	64
	5.900%	due	10/25/2010	5,677	5,712
Merit Securities Corp.					
	6.160%	due	07/28/2033	2,234	2,238
	7.880%	due	12/28/2033	34,400	37,497
Mesa Trust Asset Backed Certificates					
	3.910%	due	05/15/2033 (d)	7,330	7,330
Metris Master Trust					
	4.734%	due	04/20/2006 (d)	20,000	20,091
Metropolitan Asset Funding, Inc.					
	4.253%	due	04/25/2029 (d)	9,924	9,862
Mid-State Trust					
	8.330%	due	04/01/2030	57,377	63,700
MLCC Mortgage Investors, Inc.					
	4.020%	due	03/15/2025 (d)	310	311
Morgan Stanley ABS Capital, Inc.					
	4.389%	due	08/25/2030 (d)	111,226	111,502
MPC Natural Gas Funding Trust					
	6.200%	due	03/15/2013	8,652	9,288
MSDWCC Heloc Trust					
	4.370%	due	09/25/2010 (d)	30,189	30,118
Myra-United Mexican States					
	4.563%	due	10/20/2006 (d)	348	338
	4.563%	due	12/23/2006 (d)	714	693
	6.413%	due	12/23/2006 (d)	6,475	6,281
	4.563%	due	12/23/2006 (d)	6,046	5,918
	4.513%	due	12/23/2006 (d)	818	794
	4.563%	due	12/23/2006 (d)	2,432	2,359
National Medical Care					
	4.438%	due	09/30/2003 (d)	28,564	28,278
New Century Home Equity Loan Trust					
	7.540%	due	06/25/2029	168	179
Novastar Home Equity Loan					
	2.936%	due	04/25/2028 (d)	855	855
	3.930%	due	01/25/2031 (d)	6,092	6,101
NPF XII, Inc.					
	4.355%	due	03/01/2003 (d)	2,600	2,597
	7.050%	due	06/01/2003 (d)	50,750	52,037
	5.084%	due	11/01/2003 (d)	46,000	46,000
Oakwood Mortgage Investors, Inc.					
	6.200%	due	01/15/2015	319	325
Option One Mortgage Loan Trust					
	2.951%	due	09/25/2030 (d)	36,612	36,695
Provident Bank Equipment Lease Trust					
	4.105%	due	11/25/2011 (d)	25,266	25,151

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
Provident Bank Home Equity Loan Trust					
	4.129%	due	06/25/2021 (d)	24,789	24,835
Providian Gateway Master Trust					
	3.708%	due	03/15/2007 (d)	28,900	29,002
	3.768%	due	03/16/2009 (d)	29,500	29,555
	3.788%	due	04/15/2009 (d)	19,000	19,142
Providian Master Trust					
	6.250%	due	06/15/2007	25	26
PSB Lending Home Loan Owner Trust					
	6.830%	due	05/20/2018	514	514
Residential Asset Mortgage Products, Inc.					
	3.870%	due	09/25/2030 (d)	28,969	28,391
	7.980%	due	12/25/2030	24,463	26,532
Residential Asset Securities Corp.					
	6.600%	due	06/25/2020	6,629	6,667
	7.075%	due	09/25/2020	150	152
	7.998%	due	10/25/2024 (d)	3,630	3,743
	3.880%	due	10/25/2027 (d)	1,342	1,345
Residential Asset Securitization Trust					
	6.750%	due	03/25/2028	40,000	40,873
RJR Nabisco					
	7.500%	due	01/01/2002 (d)	19,948	19,948
Ryder Vehicle Lease Trust					
	6.430%	due	01/15/2003	74	74
SallieMae					
	4.041%	due	07/25/2004 (d)	630	629
	4.173%	due	10/25/2004 (d)	9,993	9,997
	4.203%	due	10/25/2005 (d)	13,543	13,565
	4.123%	due	10/25/2005 (d)	8,356	8,356
	4.263%	due	04/25/2006 (d)	55,782	55,733
	3.900%	due	04/25/2011 (d)	20,200	20,253
Salomon Brothers Mortgage Securities VII					
	3.855%	due	12/25/2026 (d)	821	821
	3.908%	due	11/15/2029 (d)	14,797	14,864
	4.068%	due	12/15/2029 (d)	7,800	7,829
	3.920%	due	02/25/2030 (d)	22,291	22,355
Sand Trust					
	3.860%	due	08/25/2032 (d)	18,000	18,000
Saxon Asset Securities Trust					
	7.585%	due	12/25/2014	17	17
	2.891%	due	05/25/2029 (d)	3,160	3,162
Sears Credit Account Master Trust					
	6.050%	due	01/15/2008	500	520
Southern Pacific Secured Assets Corp.					
	3.963%	due	07/25/2029 (d)	36,846	36,810
Standard Credit Card Master Trust					
	8.250%	due	11/07/2003	80	81
Structured Product Asset Trust					
	4.795%	due	02/12/2003 (d)	4,200	4,200
Team Fleet Financing Corp.					
	7.350%	due	05/15/2003	30	31
The Money Store Home Equity Trust					
	7.550%	due	02/15/2020	46	46
	6.490%	due	10/15/2026	4,187	4,269
	3.668%	due	06/15/2029 (d)	755	755
Timber Corp. Term Loan					
	4.830%	due	11/30/2001	65,000	65,000
UCFC Home Equity Loan					
	6.755%	due	11/15/2023	165	170
	8.200%	due	09/15/2027	70	74
	6.870%	due	07/15/2029	70	73
USAA Auto Loan Grantor Trust					
	5.800%	due	01/15/2005	1,049	1,057
	6.100%	due	02/15/2006	155	159
WFS Financial Owner Trust					
	6.920%	due	01/20/2004	20,748	21,161
WMC Mortgage Loan					
	3.938%	due	10/15/2029	57,640	57,771
Total Asset-Backed Securities (Cost $2,715,989)					2,749,585

SOVEREIGN ISSUES 1.0%
Government of Jamaica

	11.750%	due	05/15/2011	12	12
Hydro-Quebec					
	7.375%	due	02/01/2003	150	158
	3.125%	due	09/29/2049 (d)	5,600	4,843
Kingdom of Jordan					
	6.000%	due	12/23/2023	4,100	2,994
Kingdom of Sweden					
	10.250%	due	11/01/2015	500	659
Province of Manitoba					
	7.750%	due	02/01/2002	1,000	1,015
Province of New Brunswick					
	7.125%	due	10/01/2002	1,700	1,765
Province of Newfoundland					
	9.000%	due	06/01/2019	500	637
Province of Nova Scotia					
	9.375%	due	07/15/2002	1,000	1,049
Province of Ontario					
	7.750%	due	06/04/2002	200	207
	7.625%	due	06/22/2004	1,000	1,097
	7.000%	due	08/04/2005	1,000	1,087
	6.000%	due	02/21/2006	1,800	1,899
	5.500%	due	10/01/2008	12,000	12,369
Province of Quebec					
	7.500%	due	07/15/2002	6,000	6,223
	8.800%	due	04/15/2003	1,100	1,196
	4.068%	due	06/11/2004 (d)	15,500	15,524
	6.500%	due	01/17/2006	2,000	2,153
	6.620%	due	04/09/2026	25,000	27,533
Republic of Brazil					
	5.438%	due	04/15/2006	232,124	193,143
	8.000%	due	04/15/2014	42	28
	8.875%	due	04/15/2024	4,000	2,250
	10.125%	due	05/15/2027 (j)	20,000	12,600
	12.250%	due	03/06/2030	45	33
Republic of Bulgaria					
	7.750%	due	07/28/2011 (d)	25	19
	3.000%	due	07/28/2012 (d)	3,624	2,876
	7.750%	due	07/28/2024 (d)	320	246
Republic of Croatia					
	7.000%	due	02/27/2002	7,650	7,719
	7.750%	due	07/31/2006 (d)	2,675	2,621
	4.563%	due	07/31/2010 (d)	34,534	33,843
Republic of Egypt					

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

					Principal Amount (000s)	Value (000s)
	7.625%	due	07/11/2006		14,000	13,265
	8.750%	due	07/11/2011		10,000	8,925
Republic of Kazakhstan						
	8.375%	due	10/02/2002		5,000	5,127
Republic of Panama						
	5.030%	due	05/10/2002 (d)		1,009	1,014
	9.625%	due	02/08/2011		15,000	14,963
	4.500%	due	07/17/2014		7,391	6,543
Republic of Peru						
	3.750%	due	03/07/2017		11,000	7,016
	4.500%	due	03/07/2017 (d)		5,760	4,054
Republic of Philippines						
	10.625%	due	03/16/2025		26	21
Republic of Poland						
	6.000%	due	10/27/2014		9,000	8,899
	4.250%	due	10/27/2024		1,600	1,220
	3.750%	due	10/27/2024 (d)		53,940	38,837
Republic of South Africa						
	9.125%	due	05/19/2009		15,000	16,500
Republic of Venezuela						
	9.250%	due	09/15/2027		56	38
Resolution Funding Strip						
	0.000%	due	10/15/2018		14,000	5,040
	0.000%	due	01/15/2020		2,053	683
	0.000%	due	07/15/2020		32,750	10,552
State of Israel						
	6.200%	due	06/14/2003		25	25
State of Qatar						
	4.761%	due	02/18/2004 (d)		6,308	6,214
United Mexican States						
	0.000%	due	06/30/2003		86,988	687
	7.570%	due	04/07/2004 (d)		14,436	14,826
	8.500%	due	02/01/2006		3,781	3,953
	10.375%	due	02/17/2009		42	47
	8.375%	due	01/14/2011		4,693	4,646
	6.250%	due	12/31/2019		3,610	3,221
Total Sovereign Issues (Cost $526,400)						514,114
FOREIGN CURRENCY-DENOMINATED ISSUES (f)(g) 2.7%						
Banque Centrale De Tunisie						
	7.500%	due	08/06/2009	EC	2,300	2,180
Bundes Obligation						
	5.000%	due	08/19/2005 (j)		307,400	290,632
Commonwealth of Canada						
	5.750%	due	09/01/2006	C$	120	80
Government of New Zealand						
	4.500%	due	02/15/2016 (j)	N$	78,000	34,218
Halifax Group Euro Finance						
	7.627%	due	12/29/2049	EC	14,700	14,506
Hellenic Finance						
	2.000%	due	07/15/2003		2,250	1,979
Hellenic Republic						
	6.000%	due	05/19/2010		80	77
KBC Bank Fund Trust IV						
	8.220%	due	11/29/2049		20,764	20,645
Korea Electric Power Corp.						
	3.882%	due	10/31/2002 (d)	DM	18,900	8,772
Lloyds TSB Capital						
	7.375%	due	02/07/2049	EC	26,000	25,224
Oesterreichische Kontrollbank						
	1.800%	due	03/22/2010	JY	12,000	108
Pfizer, Inc.						
	0.800%	due	03/18/2008		16,000	135
Republic of Austria						
	5.500%	due	01/15/2010 (j)	EC	900	852
Republic of Brazil						
	8.250%	due	11/26/2001		2,000	1,820
Republic of Germany						
	5.000%	due	05/20/2005		155	147
	6.000%	due	02/16/2006 (j)		149,000	146,147
	5.000%	due	02/17/2006 (j)		440,900	416,168
	6.250%	due	01/04/2024		450	424
	4.750%	due	07/04/2028		65	53
Royal Bank of Scotland Group PLC						
	6.770%	due	03/31/2049		107,300	103,806
	8.220%	due	11/29/2049		87,000	117,031
Treuhandanstalt						
	6.250%	due	03/04/2004		60	58
United Kingdom Gilt						
	5.000%	due	03/07/2012	BP	50	74
	6.000%	due	12/07/2028		1,210	2,094
United Mexican States						
	6.000%	due	03/28/2002	JY	100,000	852
	3.100%	due	04/24/2002		2,542,000	21,280
	8.750%	due	05/30/2002	BP	23,000	34,022
	10.375%	due	01/29/2003	DM	200	97
	7.000%	due	06/02/2003	C$	30,200	19,395
	7.432%	due	04/07/2004 (d)	EC	18,181	16,711
	6.750%	due	06/06/2006	JY	2,000,000	19,734
	7.500%	due	03/08/2010	EC	5,000	4,550
World Bank						
	4.750%	due	12/20/2004	JY	16,000	154
Total Foreign Currency-Denominated Issues (Cost $1,298,395)						1,304,025
PURCHASED PUT OPTIONS 0.0%						
Eurodollar December Futures (CME)						
	Strike @ 95.750 Exp. 12/17/2001				12,500	31
	Strike @ 95.250 Exp. 12/17/2001				127,030	1,270
	Strike @ 95.000 Exp. 12/17/2001				67,765	339
	Strike @ 94.500 Exp. 12/17/2001				58,828	294
	Strike @ 94.000 Exp. 12/17/2001				105,383	263
	Strike @ 93.750 Exp. 12/17/2001				45,625	228
	Strike @ 93.500 Exp. 12/17/2001				25,530	64
	Strike @ 93.250 Exp. 12/17/2001				12,500	63
	Strike @ 92.500 Exp. 12/17/2001				12,500	31
	Strike @ 92.500 Exp. 12/14/2001				5,000	25
	Strike @ 93.750 Exp. 12/17/2001				5,375	13
Eurodollar June Futures (CME)						
	Strike @ 93.750 Exp. 06/17/2002				55,000	275
	Strike @ 92.250 Exp. 06/17/2002				53,468	134
Harborview Mortgage Loan Trust (OTC)						
	7.47%	due	08/19/2030			

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	Strike @ 100.00 Exp. 05/01/2005			22,975	0
PNC Mortgage Securities (OTC)					
	7.50%	due	05/25/2040		
	Strike @ 100.000 Exp. 04/01/2005			2,500	0
Total Purchased Put Options					3,030
(Cost $4,721)					
CONVERTIBLE BONDS & NOTES 0.1%					
Banking & Finance 0.0%					
Bell Atlantic Financial Services					
	5.750%	due	04/01/2003	1,500	1,537
Industrial 0.1%					
Tyco International Ltd.					
	0.000%	due	11/17/2020	17,100	13,124
Utilities 0.0%					
Cox Communications, Inc.					
	0.426%	due	04/19/2020	25,000	10,844
Total Convertible Bonds & Notes					25,505
(Cost $27,796)					
PREFERRED SECURITY 0.8%					
				Shares	
DG Funding Trust					
	5.960%	due	12/29/2049 (d)	35,250	363,075
UBS Preferred Funding Trust I					
	8.622%	due	10/29/2049	38,900	44,095
Total Preferred Security					407,170
(Cost $391,617)					
PREFERRED STOCK 0.1%					
Banco Bilbao Vizcaya International					
	9.750%	due	12/31/2049	266,217	6,709
Centaur Funding Corp.					
	9.080%	due	04/21/2020	125	136
CSC Holdings, Inc.					
	11.125%	due	04/01/2008	27,038	2,765
Fortis Amev NV					
	3.860%	due	12/31/2049 (d)	171	23,940
Home Ownership Funding					
	13.331%	due	12/31/2049	4,125	2,966
TCI Communications, Inc.					
	9.720%	due	12/31/2036	622,553	15,751
	10.000%	due	05/31/2045	49,000	1,229
Total Preferred Stock					53,496
(Cost $52,593)					
				Principal Amount (000s)	
SHORT-TERM INSTRUMENTS 9.3%					
Certificates of Deposit 0.1%					
Mexico Credit Link					
	10.735%	due	02/22/2002	$ 29,500	$ 29,956
	8.988%	due	02/25/2002	6,000	6,207
	10.675%	due	02/25/2002	8,000	8,280
					44,443
Commercial Paper 8.9%					
Abbey National North America					
	3.540%	due	10/24/2001	2,000	1,995
	3.550%	due	10/24/2001	14,700	14,667
	3.470%	due	10/26/2001	5,800	5,786
	3.540%	due	10/29/2001	2,800	2,792
	3.440%	due	10/29/2001	1,700	1,695
	3.470%	due	10/29/2001	2,500	2,493
	3.470%	due	10/31/2001	7,400	7,379
American Electric Power, Inc.					
	4.260%	due	02/13/2002	65,000	64,384
American Express Co.					
	2.420%	due	10/12/2001	100	100
Anz, Inc.					
	3.240%	due	11/21/2001	4,100	4,081
AT&T Corp.					
	4.525%	due	08/06/2002	214,900	214,760
Becton Dickinson & Co.					
	3.090%	due	10/02/2001	800	800
	3.650%	due	10/17/2001	3,420	3,414
BP Amoco PLC					
	3.450%	due	10/01/2001	131,000	131,000
British Telecom PLC					
	4.854%	due	10/09/2001	150,700	150,695
CBA (de) Finance					
	3.740%	due	10/15/2001	2,400	2,397
	3.600%	due	10/15/2001	600	599
	2.500%	due	10/15/2001	100	100
	3.565%	due	10/29/2001	14,000	13,961
	3.530%	due	10/29/2001	3,100	3,091
	4.050%	due	11/05/2001	6,000	5,976
CDC					
	3.380%	due	10/01/2001	60,500	60,500
Coca-Cola Co.					
	3.610%	due	10/11/2001	23,900	23,876
	3.610%	due	10/12/2001	10,000	9,989
Dow Jones & Co., Inc.					
	3.450%	due	11/19/2001	3,400	3,384
E.I. Du Pont					
	3.190%	due	10/05/2001	3,400	3,399
	2.950%	due	10/11/2001	54,400	54,355
Fannie Mae					
	3.150%	due	10/01/2001	257,800	257,800
	2.500%	due	10/03/2001	700	700
	4.020%	due	10/04/2001	1,700	1,699
	3.520%	due	10/04/2001	13,500	13,496
	2.850%	due	10/05/2001	5,100	5,098
	3.520%	due	10/18/2001	8,600	8,586
	3.545%	due	10/18/2001	2,600	2,596
	4.000%	due	10/18/2001	21,500	21,459
	4.010%	due	10/18/2001	13,200	13,175
	3.510%	due	10/25/2001	1,300	1,297
	4.060%	due	10/25/2001	1,591	1,587
	4.000%	due	10/25/2001	58,500	58,344
	3.520%	due	10/25/2001	20,600	20,552
	3.530%	due	10/25/2001	500	499
	4.000%	due	10/25/2001	30,000	29,920

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
	4.000%	due	10/31/2001	46,500	46,345
	3.520%	due	11/01/2001	5,800	5,782
	4.005%	due	11/01/2001	49,000	48,831
	3.520%	due	11/08/2001	20,500	20,424
	3.520%	due	11/15/2001	37,800	37,634
	3.480%	due	11/21/2001	7,435	7,398
	3.630%	due	12/20/2001	18,900	18,793
	3.630%	due	12/27/2001	14,900	14,807
	3.540%	due	01/03/2002	2,200	2,185
	3.250%	due	03/15/2002	339	335
Federal Farm Credit Bank					
	3.400%	due	11/02/2001	2,475	2,468
Federal Home Loan Bank					
	3.000%	due	10/01/2001	10,240	10,240
	3.150%	due	10/01/2001	2,000	2,000
	4.020%	due	10/10/2001	1,954	1,952
	3.460%	due	10/12/2001	31,800	31,766
	4.020%	due	10/12/2001	4,315	4,310
	3.450%	due	10/31/2001	4,300	4,288
	3.400%	due	11/07/2001	295	294
	3.710%	due	11/07/2001	1,635	1,629
	3.710%	due	11/08/2001	605	603
	3.520%	due	11/09/2001	20,600	20,521
	3.690%	due	01/31/2002	555	550
	3.720%	due	03/28/2002	180	178
Freddie Mac					
	3.150%	due	10/01/2001	102,000	102,000
	2.650%	due	10/02/2001	6,500	6,500
	4.090%	due	10/11/2001	25,200	25,171
	3.520%	due	10/11/2001	49,300	49,252
	2.740%	due	10/12/2001	6,060	6,055
	3.530%	due	10/19/2001	1,700	1,697
	3.540%	due	10/19/2001	201,082	200,726
	3.540%	due	10/25/2001	200	200
	3.540%	due	10/31/2001	11,900	11,865
	3.490%	due	11/02/2001	7,900	7,875
	3.630%	due	11/16/2001	600	597
	3.540%	due	11/16/2001	35,004	34,846
	3.560%	due	12/28/2001	13,800	13,713
	3.570%	due	12/28/2001	900	894
General Electric Capital Corp.					
	3.500%	due	10/02/2001	140	140
	3.520%	due	10/02/2001	913	913
	3.550%	due	10/02/2001	2,400	2,400
	3.860%	due	10/02/2001	2,000	2,000
	4.040%	due	10/31/2001	145,000	144,512
	3.400%	due	12/26/2001	3,400	3,379
	3.670%	due	12/26/2001	10,700	10,635
	3.500%	due	12/26/2001	600	596
	3.100%	due	12/26/2001	4,900	4,870
	3.520%	due	12/26/2001	13,200	13,120
	3.100%	due	12/27/2001	3,100	3,081
	3.520%	due	12/27/2001	53,000	52,668
	3.560%	due	12/27/2001	1,600	1,590
	3.520%	due	12/28/2001	100,000	99,366
Glaxo Wellcome					
	3.550%	due	10/18/2001	1,500	1,497
Halifax Building Society					
	4.080%	due	10/22/2001	6,800	6,784
	4.180%	due	10/22/2001	100	100
KFW International Finance, Inc.					
	3.520%	due	10/23/2001	700	698
Merck & Co., Inc.					
	3.110%	due	10/09/2001	300	300
	3.050%	due	10/09/2001	10,500	10,493
Monsanto Co.					
	3.720%	due	10/15/2001	300	300
Morgan Stanley Group, Inc.					
	3.690%	due	10/01/2001	29,400	29,400
National Rural Utilities Cooperative Finance Corp.					
	2.720%	due	10/24/2001	2,200	2,196
PepsiCo, Inc.					
	3.250%	due	10/01/2001	250	250
Procter & Gamble Co.					
	3.470%	due	10/04/2001	1,700	1,700
Queensland Treasury Corp.					
	3.560%	due	10/23/2001	4,900	4,889
Rabobank Australia Ltd.					
	3.240%	due	10/01/2001	730,000	730,000
SBC Communications, Inc.					
	3.530%	due	10/18/2001	3,050	3,045
	3.430%	due	11/29/2001	39,000	38,781
	3.440%	due	11/29/2001	8,800	8,750
Swedbank, Inc.					
	2.490%	due	10/24/2001	1,700	1,697
	3.510%	due	10/24/2001	3,300	3,293
	3.550%	due	10/24/2001	32,900	32,825
	3.510%	due	11/08/2001	25,000	24,907
	3.570%	due	11/20/2001	52,200	51,941
	3.550%	due	11/21/2001	20,700	20,596
	3.710%	due	11/21/2001	1,500	1,492
	3.100%	due	12/26/2001	700	696
UBS Finance, Inc.					
	3.450%	due	10/01/2001	258,000	258,000
	3.870%	due	10/02/2001	341,700	341,663
	3.550%	due	10/25/2001	10,000	9,976
	3.240%	due	11/19/2001	2,700	2,687
	3.510%	due	12/18/2001	115,178	114,539
	3.420%	due	12/19/2001	300	298
	3.510%	due	12/19/2001	39,400	39,179
	3.530%	due	12/19/2001	3,900	3,878
	3.550%	due	12/19/2001	9,800	9,745
	3.360%	due	12/20/2001	900	894
	3.510%	due	12/20/2001	2,300	2,287
Verizon Global Funding					
	3.480%	due	10/10/2001	1,640	1,640
	3.470%	due	10/18/2001	1,300	1,297
	3.530%	due	10/25/2001	700	697
Wal-Mart Stores, Inc.					
	2.970%	due	10/10/2001	239,000	238,824
Walt Disney Co.					
	3.610%	due	10/05/2001	2,675	2,675
Washington Post Co.					
	3.590%	due	11/14/2001	6,800	6,770
					4,320,149

Repurchase Agreement 0.2%

Schedule of Investments
Total Return Fund
September 30, 2001 (Unaudited)

				Principal Amount (000s)	Value (000s)
State Street Bank					
	2.600%	due	10/01/2001	89,087	89,087
(Dated 09/28/2001. Collateralized by Fannie Mae 5.750% due 05/14/2003 valued at $14,369, Freddie Mac 4.700% due 05/14/2003 valued at $25,502, Fannie Mae 5.375% due 03/08/2004 valued at $25,502 and Fannie Mae 4.100% due 09/12/2003 valued at $25,501. Repurchase proceeds are $89,105.)					
Credit Suisse First Boston					
	3.180%	due	10/01/2001	4,200	4,200
(Dated 09/30/2001. Collaterized by U.S. Treasury Bonds 7.500% due 11/25/2016 valued at $3,016 and U.S. Treasury Bills 2.160% due 02/21/2002 valued at $1,223. Repurchase proceeds are $4,201.)					
					93,287
U.S. Treasury Bills 0.1%					
	3.252%	due	10/18/2001- (b)(02/07/2002 k)	47,535	47,438
Total Short-Term Instruments (Cost $4,503,472)					4,505,317
Total Investments (a) 134.9% (Cost $64,310,780)					**65,289,982**
Written Options (c) (0.1%) (Premiums $160,959)					**(35,836)**
Other Assets and Liabilities (Net) (34.8%)					**(16,852,576)**
Net Assets 100.0%					**48,401,570**

Notes to Schedule of Investments (amounts in thousands):

(a) At September 30, 2001, the net unrealized appreciation (depreciation) of investments based on cost for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there was an excess of value over tax cost.	1,212,765
Aggregate gross unrealized depreciation for all investments in which there was an excess of tax cost over value.	(233,563)
Unrealized appreciation-net	979,202

(b) Securities with an aggregate market value of $465,997 have been segregated with the custodian to cover margin requirements for the following open futures contracts at September 30, 2001:

Type	# of Contracts	Unrealized Appreciation/ (Depreciation)
Eurodollar March Futures (03/2002)	762	$4,181
Eurodollar June Futures (06/2002)	173	(18)
Eurodollar September Futures (09/2002)	2,883	10,301
Eurodollar December Futures (12/2002)	688	151
Eurodollar March Futures (03/2003)	685	(98)
Eurodollar September Futures (09/2003)	1,753	4,539
Eurodollar December Futures (12/2003)	1,753	4,168
Eurodollar March Futures (03/2004)	1,753	3,862
Municipal Bond (12/2001)	262	335
EuroBond 10 Year Note (12/2001)	14,582	(4,168)
Euro-Bobl 5 Year Note (12/2001)	17,302	19,687
U.S. Treasury 5 Year Note (12/2001)	7,648	(5,887)
U.S. Treasury 10 Year Note (12/2001)	174	138
U.S. Treasury 30 Year Note (12/2001)	30,186	34,690
Euribor Futures (06/2002)	294	654
Euribor Futures (09/2002)	125	273
Euribor Futures (12/2002)	294	601
Euribor Futures (03/2003)	294	506
United Kingdom 90 Day LIBOR Futures (03/2002)	275	582
United Kingdom 90 Day LIBOR Futures (06/2002)	10	19
United Kingdom 90 Day LIBOR Futures (09/2002)	543	648
United Kingdom 90 Day LIBOR Futures (12/2002)	2,202	1,980
United Kingdom 90 Day LIBOR Futures (03/2003)	700	520
	$	77,664

(c) Premiums received on written options:

Type	# of Contracts	Premium	Value
Put - OTC Euro vs. U.S. Dollar			
Strike @ 0.820 Exp. 11/21/2001	74,600,000	$2,278	$9
Put - OTC Euro vs. U.S. Dollar			
Strike @ 0.820 Exp. 11/27/2001	74,600,000	2,106	14
Put - OTC Euro vs. U.S. Dollar			
Strike @ 0.820 Exp. 11/22/2001	92,700,000	2,728	12
Put - OTC Euro vs. U.S. Dollar			
Strike @ 0.820 Exp. 12/03/2001	93,600,000	1,932	23
Put - CME Eurodollar December Futures			
Strike @ 96.000 Exp. 12/17/2001	8,152	3,547	51
Put - CME Eurodollar December Futures			
Strike @ 95.000 Exp. 12/17/2001	4,402	1,554	28
Put - CME Eurodollar June Futures			
Strike @ 95.500 Exp. 06/17/2002	36,778	23,226	2,299

Put - CME Eurodollar June Futures				
	Strike @ 95.750 Exp. 06/17/2002	114,514	76,922	10,735
Call - CBOT U.S. Treasury Note December Futures				
	Strike @ 109.000 Exp. 11/24/2001	8,193	3,376	9,856
Put - CME Eurodollar June Futures				
	Strike @ 96.000 Exp. 06/17/2002	55,129	35,755	6,882
Put - CME Eurodollar December Futures				
	Strike @ 95.500 12/17/2001	18,268	6,716	114
Call - CME Eurodollar June Futures				
	Strike @ 97.000 Exp. 06/17/2002	5,985	819	5,761
Call - OTC Tyco International Ltd.				
	0.00% due 11/17/2020 Strike @ 75.282 Exp 11/17/2001	17,100,000	0	52
			$ 160,959	$ 35,836

(d) Varibale rate security. The rate listed is as of September 30, 2001.

(e) Security is in default.

(f) Foreign forward currency contracts outstanding at September 30, 2001:

Type	Currency	Principal Amount Covered by Contract	Settlement Month	Unrealized Appreciation/ (Depreciation)
Sell	C$	27,294	10/2001	$ 156
Buy	EC	753,923	10/2001	(5,258)
Sell	BP	101,158	10/2001	22
Sell	JY	70,045,208	10/2001	(3,694)
Sell		70,045,208	12/2001	(3,201)
Sell	N$	56,333	10/2001	1,562
				$ (10,413)

(g) Principal amount denoted in indicated currency:

BP	-	British Pound
C$	-	Canadian Dollar
DM	-	German Mark
EC	-	Euro
JY	-	Japanese Yen
N$	-	New Zealand Dollar

(h) Swap agreements outstanding at September, 2001:

Type		Notional Amount	Unrealized Appreciation/ (Depreciation)
Receive floating rate based on 3-month LIBOR plus 1.600% and pay a fixed rate equal to 0.426%.			
Broker: Lehman Brothers Exp. 04/19/2005		$ 13,033	$ 1,818
Receive floating rate based on 3-month LIBOR plus 0.500% and pay a fixed rate equal to 7.600%.			
Broker: Lehman Brothers Exp. 07/15/2003		35,000	(2,340)
Receive floating rate based on 6-month JY-LIBOR and pay a fixed rate equal to 2.305%.			
Broker: Goldman Sachs Exp. 04/15/2008	JY	377,000	(141)

Receive floating rate based on 6-month JY-LIBOR and pay a fixed rate equal to 1.669%.			
Broker: Goldman Sachs Exp. 05/18/2007		1,500,000	(643)
Receive floating rate based on 6-month JY-LIBOR and pay a fixed rate equal to 2.295%.			
Broker: Goldman Sachs Exp. 04/14/2008		580,000	(215)
Receive floating rate based on 6-month JY-LIBOR and pay a fixed rate equal to 2.340%.			
Broker: Goldman Sachs Exp. 10/07/2007		24,500,000	(19,740)
Receive floating rate based on 6-month JY-LIBOR and pay a fixed rate equal to 1.757%.			
Broker: Merrill Lynch Exp. 01/11/2011		10,000,000	(3,215)
Receive floating rate based on 6-month JY-LIBOR and pay a fixed rate equal to 1.771%.			
Broker: Morgan Stanley Dean Witter Exp. 01/11/2011		11,050,000	(3,668)
Receive floating rate based on 6-month JY-LIBOR and pay a fixed rate equal to 1.777%.			
Broker: Goldman Sachs Exp. 01/12/2011		3,734,100	(1,257)
Receive a fixed rate equal to 5.500% and pay floating rate based on 6-month BP-LIBOR.			
Broker: Goldman Sachs Exp. 03/02/2004	BP	96,500	1,265
Receive a fixed rate equal to 5.500% and pay floating rate based on 6-month BP-LIBOR.			
Broker: Lehman Brothers Exp. 03/02/2004		52,200	684
Receive a fixed rate equal to 5.250% and pay floating rate based on 6-month BP-LIBOR.			
Broker: Lehman Brothers Exp. 03/15/2006		247,000	261
Receive a fixed rate equal to 5.500% and pay floating rate based on 6-month BP-LIBOR.			
Broker: Morgan Stanley Dean Witter Exp. 03/15/2004		716,100	14,397
Receive a fixed rate equal to 5.250% and pay floating rate based on 6-month BP-LIBOR.			
Broker: Goldman Sachs Exp. 03/19/2006		629,900	(2,327)
Receive a fixed rate equal to 5.250% and pay floating rate based on 6-month BP-LIBOR.			
Broker: Goldman Sachs Exp. 03/15/2006		170,300	1,082
Receive a fixed rate equal to 5.250% and			

pay floating rate based on 6-month BP-LIBOR.

Broker: J.P. Morgan Chase & Co. Exp. 03/19/2006	280,500	(1,698)

Receive a fixed rate equal to 5.250% and
pay floating rate based on 6-month BP-LIBOR.

Broker: J.P. Morgan Chase & Co. Exp. 03/15/2004	197,100	2,740

Receive a fixed rate equal to 5.500% and
pay floating rate based on 6-month BP-LIBOR.

Broker: Goldman Sachs Exp. 03/15/2004	264,500	5,123

Receive a fixed rate equal to 5.250% and
pay floating rate based on 6-month BP-LIBOR.

Broker: Lehman Brothers Exp. 03/15/2004	314,700	4,456

Receive a fixed rate equal to 5.250% and
pay floating rate based on 6-month BP-LIBOR.

Broker: Goldman Sachs Exp. 03/15/2003	200,000	2,832

Receive a fixed rate equal to 5.250% and
pay floating rate based on 6-month BP-LIBOR.

Broker: Morgan Stanley Dean Witter Exp. 03/15/2003	10,000	140

Receive a fixed rate equal to 5.250% and
pay floating rate based on 6-month BP-LIBOR.

Broker: Morgan Stanley Dean Witter Exp.03/15/2003	721,000	7,798

Receive a fixed rate equal to 5.250% and
pay floating rate based on 6-month BP-LIBOR.

Broker: Morgan Stanley Dean Witter Exp.03/15/2004	167,300	184

Receive a fixed rate equal to 5.500% and
pay floating rate based on 6-month BP-LIBOR.

Broker: Morgan Stanley Dean Witter Exp. 06/15/2006	316,590	3,635

Receive a fixed rate equal to 5.500% and
pay floating rate based on 6-month BP-LIBOR.

Broker: Morgan Stanley Dean Witter Exp.06/17/2004	274,920	1,208

Receive a fixed rate equal to 5.500% and
pay floating rate based on 6-month BP-LIBOR.

Broker: Morgan Stanley Dean Witter Exp. 06/15/2006	491,000	5,764

Receive a fixed rate equal to 5.500% and
pay floating rate based on 6-month BP-LIBOR.

Broker: Goldman Sachs Exp. 06/17/2004	311,000	2,193

Receive a fixed rate equal to 6.000% and
pay floating rate based on 3-month LIBOR.

Broker: Goldman Sachs
Exp. 12/17/2006

$ 804,000 40,911

Receive a fixed rate equal to 6.000% and
pay floating rate based on 3-month LIBOR.

Broker: Bank of America
Exp. 12/17/2006

252,800 9,050

Receive a fixed rate equal to 6.000% and
pay floating rate based on 3-month LIBOR.

Broker:Morgan Stanley Dean Witter
Exp. 12/17/2006

2,173,200 108,142

Receive a fixed rate equal to 5.500% and
pay floating rate based on 6-month BP-LIBOR.

Broker:Morgan Stanley Dean Witter
Exp. 09/17/2003

BP 875,700 3,142

Receive floating rate based on 6-month BP-LIBOR and
pay a fixed rate equal to 5.250%.

Broker: J.P. Morgan Chase & Co.
Exp. 03/15/2004

185,800 (324)

Receive a fixed rate equal to 0.650% and the Fund will pay to the counterparty at par in the
event of default of Niagara Mohawk Corp. 7.750% due 10/01/2008.

Broker: Lehman Brothers
Exp. 12/31/2004

$ 50,000 (379)

Receive a fixed rate equal to 0.400% and the Fund will pay to the counterparty at par in the
event of default of Time Warner, Inc. 7.400% due 02/01/2004.

Broker: Goldman Sachs
Exp. 11/10/2002

20,000 (12)

Receive a fixed rate equal to 0.510% and the Fund will pay to the counterparty at par in the
event of default of Time Warner, Inc. 7.750% due 06/15/2005.

Broker: Lehman Brothers
Exp. 01/25/2005

10,000 (44)

Receive a fixed rate equal to 0.250% and the Fund will pay to the counterparty at par in the
event of default of Wisconsin Electric Power 6.625% due 11/16/2006.

Broker: Lehman Brothers
Exp. 04/18/2003

25,000 (62)

Receive a fixed rate equal to 1.300% and the Fund will pay to the counterparty at par in the
event of default of United Mexican States 9.875% due 01/15/2007.

Broker: Salomon Brothers, Inc.
Exp. 05/09/2002

50,000 247

Receive a fixed rate equal to 1.500% and the Fund will pay to the counterparty at par in the
event of default of United Mexican States 9.875% due 01/15/2007.

Broker: Salomon Brothers, Inc.
Exp. 06/13/2002

50,000 263

Receive a fixed rate equal to 1.450% and the Fund will pay to the counterparty at par in the
event of default of Enron Corp. 8.375% due 05/23/2005.

Broker: Morgan Stanley Dean Witter
Exp. 03/08/2004

12,000 (102)

Receive a fixed rate equal to 0.900% and the Fund will pay to the counterparty at par in the
event of default of Sprint Capital Corp. 7.625% due 06/10/2002.

Broker: Lehman Brothers
Exp. 05/09/2002   20,000   (7)

Receive a fixed rate equal to 0.850% and the Fund will pay to the counterparty at par in the event of default of Verizon Global Funding 6.750% due 12/01/2005.

Broker: Lehman Brothers
Exp. 06/15/2004   21,500   (29)

Receive a fixed rate equal to 0.840% and the Fund will pay to the counterparty at par in the event of default of Verizon Global Funding 6.750% due 12/01/2005.

Broker: GoldmanSachs
Exp. 06/15/2004   100,000   (160)

Receive a fixed rate equal to 0.850% and the Fund will pay to the counterparty at par in the event of default of Verizon Global Funding 6.750% due 12/01/2005.

Broker: J.P. Morgan Chase & Co.
Exp. 06/12/2004   100,000   (133)

Receive a fixed rate equal to 1.650% and the Fund will pay to the counterparty at par in the event of default of United Mexican States 9.750% due 04/06/2005.

Broker: Credit Suisse First Boston
Exp. 05/23/2003   50,000   152

Receive a fixed rate equal to 1.450% and the Fund will pay to the counterparty at par in the even of default of WorldCom, Inc. 7.875% due 05/15/2003.

Broker: J.P. Morgan Chase & Co.
Exp. 11/24/2002   150,000   37

Receive a fixed rate equal to 0.850% and the Fund will pay to the counterparty at par in the event of default of Tyco Internation Group SA. 0.000% due 02/12/2021.

Broker: Merrill Lynch
Exp. 02/12/2003   25,000   33

Receive a fixed rate equal to 0.900% and the Fund will pay to the counterparty at par in the event of default of Verizon Global Funding 6.750% due 12/01/2005.

Broker: J.P. Morgan Chase & Co.
Exp. 06/12/2004   50,000   0

Receive a fixed rate equal to 0.625% and the Fund will pay to the counterparty at par in the event of default of Philip Morris Cos., Inc. 7.000% due 07/15/2005.

Broker: J.P. Morgan Chase & Co.
Exp. 07/17/2003   50,000   23

Receive a fixed rate equal to 0.650% and the Fund will pay to the counterparty at par in the event of default of Philip Morris Cos., Inc. 7.650% due 07/01/2008.

Broker: Credit Suisse First Boston
Exp. 07/17/2003   100,000   131

Receive a fixed rate equal to 0.430% and the Fund will pay to the counterparty at par in the event to defaul of Household International, Inc. 0.000% due 08/02/2021.

Broker: Credit Suisse First Boston
Exp. 08/06/2002   20,000   5

Receive a fixed rate equal to 0.400% and the Fund will pay to the counterparty at par in the event to defaul of Household International, Inc. 0.000% due 08/02/2021.

Broker: Morgan Stanley Dean Witter
Exp. 08/06/2002   20,000   0

Receive a fixed rate equal to 0.400% and the Fund will pay to the counterparty at par in the event to defaul of Household International, Inc. 0.000% due 08/02/2021.

Broker: Merrill Lynch

Exp. 08/06/2002 20,000 (1)

Receive a fixed rate equal to 1.000% and the Fund will pay to the counterparty at par in the event of default of Sprint Capital Corp. 7.625% due 01/30/2011.

Broker: Lehman Brothers
Exp. 08/06/2002 30,000 0

Receive a fixed rate equal to 1.000% and the Fund will pay to the counterparty at par in the event of default of Sprint Capital Corp. 6.375% due 05/01/2009.

Broker: Morgan Stanley Dean Witter
Exp. 08/15/2002 25,000 0

Receive a fixed rate equal to 1.000% and the Fund will pay to the counterparty at par in the event of default of Sprint Capital Corp. 6.125% due 11/15/2008.

Broker: Merrill Lynch
Exp. 08/02/2002 30,000 1

Receive a fixed rate equal to 0.575% and the Fund will pay to the counterparty at par in the event of default of the senior or unsecured corporate debt of Kraft Foods, Inc.

Broker: UBS - Warburg
Exp. 08/15/2002 65,000 (12)

Receive a fixed rate equal to 0.400% and the Fund will pay to the counterparty at par in the event of default of National Rural Utilities Cooperative Finance Corp. 5.750% due 12/01/2008.

Broker: Lehman Brothers
Exp. 09/01/2003 76,500 0

Receive a fixed rate equal to 0.460% and the Fund will pay to the counterparty at par in the event of default of Vodafone Group PLC 7.750% due 02/15/2010.

Broker: Lehman Brothers
Exp. 09/10/2003 68,500 0

$ 181,208

(i) Principal amount of the security is adjusted for inflation.

(j) Subject to financing transaction.

(k) Securities are grouped by coupon or range of coupons and represent a range of maturities.

(l) Restricted security.

Consent of Independent Accountants

To the Trustees and Administrative Class Shareholders of the PIMCO Total Return Fund

You have informed us that the Report of Independent Accountants dated May 23, 2001 relating to the financial statements for the fiscal year ended March 31, 2001 of the Total Return Fund Administrative Class (the "Fund") is to be included in the Securities Registration Statement, the Securities Report (including amendments to the Securities Registration Statement and the Securities Report) and the Investment Report of the Fund.

We hereby consent to the inclusion in the Securities Registration Statement, the Securities Report (including amendments to the Securities Registration Statement and the Securities Report) and the Investment Report of our Report of Independent Accountants and any reference thereto and references to our name in the form and context in which they are included.

PricewaterhouseCoopers LLP
Kansas City, Missouri
September 14, 2001

Consent of Independent Accountants

To the Trustees and Administrative Class Shareholders of the PIMCO Total Return Fund:
Pacific Investment Management Series

You have informed us that the Report of Independent Accountants dated May 23, 2000 relating to
the financial statements for the fiscal year ended March 31, 2000 of the Total Return Fund
Administrative Class (the "Fund") is to be included in the amendment to the Securities Report and
the Investment Report of the Fund.

We hereby consent to the inclusion in the amendment to the Securities Report and the Investment
Report of our Report of Independent Accountants and any reference thereto and references to our
name in the form and context in which they are included.

PricewaterhouseCoopers LLP
Kansas City, Missouri
October 20, 2000

Report of Independent Accountants

To the Trustees and Administrative Class Shareholders of the PIMCO Total Return Fund

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations, of changes in net assets and the financial highlights for the Administrative Class shares presents fairly, in all material respects, the financial position of the Total Return Fund (hereafter referred to as the "Fund") at March 31, 2001, the results of operations, the changes in net assets and the financial highlights for the Administrative Class shares for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereinafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at March 31, 2001 by correspondence with the custodian and brokers, provides a reasonable basis for our opinion.

Kansas City, Missouri
May 23, 2001

Report of Independent Accountants

To the Trustees and Administrative Class Shareholders of the PIMCO Total Return Fund: Pacific Investment Management Series

In our opinion, the accompanying statements of asset and liabilities, including the schedule of investments, and the related statements of operations, of changes in net assets and the financial highlights for the Administrative Class shares present fairly, in all material respects, the financial position of the Total Return Fund (hereafter referred to as the "Fund") at March 31, 2000, the results of its operations, the changes in its net assets and the financial highlights for the Administrative Class shares for each of the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at March 31, 2000 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

Kansas City, Missouri
May 23, 2000

[PIMCO Letterhead]

April 19, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: PIMCO Funds

Dear Ladies and Gentlemen:

This letter serves as notification of the existence of a Japanese language prospectus describing the Administrative class shares of the PIMCO Total Return Fund series of PIMCO Funds, for which I serve as a Senior Vice President. Pursuant to Rule 306 of Regulation S-T, I hereby represent that, to the best of my knowledge, he attached is a fair and accurate translation of the PIMCO Total Return Fund's Japanese language prospectus.

Please call Keith Robinson at 202.261.3386 with any questions or comments regarding the attached.

Sincerely,

/s/ Jeffrey M. Sargent

Jeffrey M. Sargent

Attachment

 Dechert

Direct Tel: 202.261.3314
Direct Fax: 202.261.3333
bennett.macdougall@dechert.com

April 25, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: PIMCO Funds

Dear Ladies and Gentlemen:

Attached for filing on behalf of PIMCO Funds (the "Trust") pursuant to Rule 497 under the Securities Act of 1933 is one copy , in electronic format, of any English translation of a Japanese language prospectus describing the Administrative Class shares of the PIMCO Total Return Fund (the "Fund:), a series of the Trust. The Japanese language prospectus is used for sales of the Fund's shares in Japan. The attached translation includes the representation signed by an appropriate officer of the Trust required by Rule 306(a) of Regulation S-T.

No fees are required in connection with this filing. Please call me at 202.261.3314 with any questions or comments regarding the attached.

Sincerely,

/s/ Bennett A. MacDougall

Bennett A. MacDougall

Attachment

BOSTON

BRUSSELS

HARRISBURG

HARTFORD

LONDON

LUXEMBOURG

NEW YORK

NEWPORT BEACH

PARIS

PHILADELPHIA

PRINCETON

WASHINGTON